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REGISTRANT'S NAME Atlas Copco, AB

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Achieve

Atlas Copco Operational Report 2001

Business processes in transformation

The challenge of training 26,000 worldwide

After 80 years in China Atlas Copco feels at home



Contents



Ellen Steck, Vice President e-business for the Rental Service business area represents Rental Service in the Group's e-business coordination team, the NET.



Three key publications

Atlas Copco will for 2001 release three separate publications to better serve its main stakeholders with information.

The **Annual Report** fulfills all the legal requirements on information. It also includes information of specific interest to the investor community.

The **Operational Report**, called **Achieve**, presents how Atlas Copco works to reach its vision and highlights strategic moves in a more detailed way. In this publication, the Group communicates what Atlas Copco stands for and what it is focusing on. The President and CEO, Giulio Mazzalupi, will here describe the Group in-depth in his own words.

The **Sustainability Report** is brand new and will be published for the first time in May 2002. The report is Atlas Copco's first official report on environmental and social issues.

All reports are available in pdf format on the Group's Web site at www.atlascopco-group.com. There you can also order printed copies of the reports.

The Operational Report, Achieve, and the Sustainability Report are not part of the Annual Report and are not audited.

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

Welcome to the world of Atlas Copco

Atlas Copco is an **international industrial Group** of companies with its head office in Stockholm, Sweden. In 2001 the Group reached revenues of MSEK 51,139 (MEUR 5,458), and the operating margin was 12.0%.

Atlas Copco, which has close to **26,000 employees in some 70 countries,** produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental.

The Group owns **famous brands** such as Atlas Copco, RSC, Milwaukee, Chicago Pneumatic, and AEG Power Tools.

This magazine gives you an insight to the Group and its values. If you are curious to learn more, up-to-date information about the Group is available on: www.atlascopco-group.com.



Group achievements

It is a pleasure for me to report to you on the development and progress of the Atlas Copco Group. My goal is to describe how we create value for our shareholders by serving customers in the best possible way.

As you may have noticed, we have divided our annual report into three documents this year, to better provide relevant and focused information to owners, customers, and other interested parties. In the *Operational Report,* which you are reading now, we highlight strategic action. A complete review of our financial performance is given in the *Annual Report.* And this year we are publishing our first *Sustainability Report,* covering environmental and social issues.

Review of 2001 performance

As the world economy slowed in 2001, customer demand for our products and services weakened overall. In North America, growth in demand slowed, then turned negative in the second half of the year, particularly in the building industry. Europe maintained a relatively stable and healthy level of demand. In Asia, demand held firm in the first half but weakened in the second half. Still, the Chinese market is expanding. Demand in South America weakened, in line with the global economy.

"Healthy cash flow is crucial for investments in innovations and efficiency improvements, and to expand the business."

In this setting, Atlas Copco grew revenues to MSEK 51,139, MEUR 5,458 , a slight decrease in volume from 2000. Operating profit totaled MSEK 6,130 (6,392), MEUR 654 (682), which gave a margin of 12.0%. Profit after financial items stayed at MSEK 4,700, MEUR 502. The return on capital employed was 12.6% (14.5), compared to a weighted average cost of capital of 11.7%. The Group generated operating cash flow of MSEK 5,744, MEUR 613.

In 2001, Atlas Copco managed to maintain solid profitability and good cash flow considering business conditions.

The Group had 25,529 people at year-end, working in a total of 67 countries. This suggests the wide diversity of nationalities and cultures we represent. North America is still our largest market, accounting for 51% of revenues, followed by Europe (30%) and Asia (9%).

Operating cash flow



2000
2001
+6,310
+6,771
+385
-402
-1,412
-4,632

Operating cash surplus after tax
Net profit—depreciation, capital gains & losses and deferred taxes added back

Change in working capital
Accounts receivables, inventories and accounts payable

Net investment
Investments and sales of tangible fixed assets

Customer focused

The Atlas Copco Group has as its vision to be first-in-mind, first-in-choice. And what does that really mean, "first-in-mind"? It's simple. We want our customers to think of Atlas Copco brands first when they are considering investing in a product or in renting it. But that is not enough. We have not achieved our objective until we are also their first choice and they choose us.

To achieve our vision, we need strong business concepts, strong brands, and innovative products. Most important of all, though, is to have great people working with us who share our values and drive the business in line with the strategy. I am happy to say that we have all of this.

Growth opportunities

Atlas Copco aims to grow by combining organic growth and complementary acquisitions, expansion in Asia, and focus on a "use of products" strategy. The objective is to increase revenues 8% annually on average over the business cycle. However, we only allow operations to grow if they are already profitable and stable. Stability; profitability; then growth: That's the tried and true course that all operational units in the Group follow.

In 2001, revenues grew 10% at stable exchange rates. Since 1997, we have grown 15.3% on average each year—surpassing our target.

Growing existing businesses

2001 was yet another year in which we launched many *products,* to meet customers' needs for increased productivity, reduced costs, and less environmental impact during the life of each product. Compressor Technique launched a new line of small oil-injected screw compressors for the manufacturing and service industries and introduced additional compressors with energy-saving variable speed drives (VSDs). Construction and Mining Technique brought to market a "drifter" system, for more efficient drilling and straighter holes. Industrial Technique beat their own record set last year for the number of new tools launched.

Innovation is particularly important for a market leader

like Atlas Copco, as it is the way to improve *market* positions without cutting prices.

A few small companies were *acquired* to strengthen the Group's position in niche markets. One of these was the British generator manufacturer Masons, with special expertise in the needs of telecommunications customers. In line with the strategy to become a world leader in the exploration drilling business, Atlas Copco bought U.S.-based Christensen Products, a supplier of diamond core-drilling equipment. Yet another acquisition was Grassair, a Dutch manufacturer of small and medium-sized screw compressors with a high-profile service offering.

Asia

We aim to have the same presence in Asia as we have in Europe and North America, in sales, service, and assembly. After the Asian crises of 1998–99, business conditions in the region recovered strongly, especially in China. Today Asia accounts for 9% of Group revenues, and our revenues are the highest ever.

Last May, I took my management team to China to visit cities in the central and western parts of the country that show outstanding potential. Every team member was convinced that it was the right time to enhance our position in the market and to establish a presence in more major cities. As a result, we have set up additional sales and service offices to support customers that are expanding west in China. We now have our own representation in 15 cities in the country.

A second extension of the compressor assembly plant in Wuxi was inaugurated to support growth in that region. I am happy to say that this plant received ISO 14001 certification for its environmental management system in late autumn 2001.

Asia—revenue development


MSEK
%
5,000
60
4,000
40
3,000
20
2,000
0
1,000
–20
0
–40
1998
1999
2000
2001

▬ Orders received—12 months values
■ Orders received—growth (12-month values vs. prev. year)


40%

"Use of products" 1997 as a percentage of revenues


55%

"Use of products" 2001 as a percentage of revenues

Value-added services

Since the "use of products" strategy was defined in 1997, we have steadily expanded the proportion of revenues generated after a product goes into service. Currently about 55% of revenues comes from activities related to service and maintenance, spare parts, accessories, consumables, and rentals, compared to 40% five years ago.

The focus on "use of products" makes us less vulnerable to swings in demand, as these activities are based largely on

"We want to be close to our customers, to understand their needs and add value to their businesses."

products sold during the past 10 years. Even more important, the "use of products" strategy has resulted in more frequent contact with customers, as well as closer relationships.

A number of our customers in the motor vehicle industry have Atlas Copco workshops located on their own sites to handle maintenance and calibration of all tools, including competitors'. Customers in mining benefit from agreements by which Atlas Copco people ensure that each mine's supply of rock tools is adequate and that inventory levels are adjusted to actual demand.

Compressor Technique has a long tradition of service contracts with customers. New technology is making it possible to take this service a step further. As communication functions are integrated into certain compressors, service mechanics can access and diagnose those compressors, to evaluate the need for maintenance, from any computer.

Concentration on core competencies is driving an outsourcing trend, and today an increasing number of people in North America, where the Rental Service business area is a large player, rent their equipment instead of buying it.

At the beginning of 2001, we merged the two rental divisions in North America, Prime Service and Rental Service Corporation, into one company. Shortly after the merger, management launched an extended plan to consolidate stores in areas where there was low potential or overlap in market coverage. At the same time the number of management levels was reduced to enhance operational efficiency. However, we misjudged the complexity of this process and did not fully succeed. The consequence was that we lost market share. The business area's main focus is now to develop revenues to

Atlas Copco's strategy book.


INNOVATIONS AND...
STAGNATION = DECLINE
INNOVATION
CONTINUOUS IMPROVEMENT
VISION
Project Organisation for Innovations
INNOVATION
-8-

regain lost market share and on penetrating new territories. Meanwhile, internal efficiency-enhancing activities continue.

Development

Development is achieved through innovation and continuous improvements.

As a market leader, we take advantage of economies of scale to launch more *innovative* products at a faster rate. During the past years, we have stepped up the pace of our research and development such that 35% of the products we sell now are less than three years old, compared to 20% in 1994. We are striving to raise this ratio even more.

To increase testing capacity and consolidate our leading position in the compressor market, in 2001 we invested more than MSEK 100, MEUR 10, to extend and modernize our laboratory infrastructure in Antwerp, Belgium. As a result, more development projects can run simultaneously.


%
40
30
20
10
0
94
01

Product renewal
Proportion of revenues coming from products introduced within the preceding two years.

Two critical goals of Atlas Copco's product development process are better ergonomics for the benefit of the operator, and less environmental impact. It is a fact that the environmental impact of a product during its life cycle is greater than the impact from production. That is why we have the objective of each new generation of products having less of a negative impact than the products they are replacing.

Continuous improvement is part of the daily routine for all business units, which guarantees that we always try to find a better way of doing things.

Information technology and the Internet in particular have enabled new ways of working and improved our efficiency. Over the years, Atlas Copco has established several internal service providers serving the Group on a global basis or in a particular region. These service providers have developed expertise in specific areas such as administration, financial reporting, banking, and insurance, which are non-core activities. In 2001, our "ASAP" teams—the Group's internal providers of administrative services—provided the companies that they serve with better and faster services at a lower cost than before.

"Nothing drives growth and profitability more efficiently than breakthrough innovations. That is why we strive to foster a stimulating working environment for everyone."

Multibrand strategy

Atlas Copco has a multibrand strategy in which each brand plays a defined role and has its own differentiating values. Each brand must justify its existence by contributing to the business.

In 2001, Grassair was added as a brand. It has an outstanding reputation for its wide range of services, and we aim to further develop the profile. The Construction and Mining Technique business area trimmed their brand structure and decided to fully capitalize on the strong Atlas Copco brand. However, they will keep Secoroc, Hobic, and others as names on individual products.

We need strong recognition for our brand, and this can only be achieved through exposure to customers. The Internet

has developed into one of the most important media for communicating what a brand stands for and what type of products and services are offered. In 2001, our "Get-onboard" project for the Atlas Copco brand was completed and handed over to the sales companies as a key territory-management tool. The objective of this project was to create local Internet sites in all countries where we are represented. Today we have local teams of people in about 50 countries, communicating with their customers in more than 20 languages. They provide up-to-date information about what is going on in their markets.

"To me, personally, one of the most important roles of the corporate brand is to attract great people to work with us."

Living the values

One thing is common to all people in the Group and keeps us together: our values. *Interaction, commitment,* and *innovation*—these values are lived by everyone in Atlas Copco. They serve as a solid foundation and guide us in how we act towards customers and colleagues around the world.

To ensure that everyone truly understands these values, as well as our structure and strategies, we have a training program called Atlas Copco Circles. The program is mandatory for all new recruits, and all employees worldwide undergo this training when conditions make it necessary. Last August, we invited 300 managers from all operational units around the world to a summit in Stockholm, Sweden. The Group has changed its structure quite dramatically over the past several years, and the purpose of the summit was to enhance managers' understanding of who we are. That meeting served as a kick-off for the 2001 Circles training program, now spreading to involve all employees.

Attracting and retaining great people are key tasks for all managers in the Group. We must be successful to keep our upward circle going and always to offer a dynamic and creative environment. What is important in this process is to be able to communicate what we stand for as an employer. What we do and how we act is not always easy to put in writing, but we recently completed a project with the objective of establishing our employer brand.

Atlas Copco has a leadership model that states that every employee should have a clear mission, given by his/her boss. Progress is followed up at yearly appraisal meetings, which we follow up on a continuous basis, and we are satisfied only when we have achieved 100%.

We also guarantee that training is provided on a regular basis to safeguard competencies. Our target is 40 hours of training on average per year. In 2001, we reached 35 hours, which was not up to our expectations. Travel restrictions caused by the September 11 terrorist attack were partly to blame. This situation should improve as we begin to use e-learning programs on a wider basis, as a complement to traditional training.



In August 2001, more than 300 managers from around the world gathered in Stockholm with the purpose to further enhance Group culture.



Committed to change

In last year's Annual Report, I wrote how important it is for a Group like Atlas Copco to be prepared for and to adjust quickly to changes in the market. I never imagined how critical this ability would prove to be in 2001. Our people have coped with a downturn in demand, introduced many innovative products to the market, and at the same time have handled the transition into the digital world.

Change is important for the development of the Group, and management is no exception to this rule. I believe I have fulfilled my mission and that the time has come for me to move on. On July 1, 2002, Gunnar Brock will succeed me as President and CEO of this fine Group. Gunnar is an international manager who was born in Sweden. He has lived and worked in many countries and successfully led two large global corporations prior to joining Atlas Copco. I am convinced that Atlas Copco has found the right person to keep it developing: enhancing product development, expanding market shares, and applying the "use of products" strategy, where rental is an important part. I am also convinced that, in these tasks, he will be fully supported by the Group's close to 26,000 talented employees.

Thank you for your trust in Atlas Copco,

Giulio Mazzalupi
President and Chief Executive Office




10






34



The virtue of Circles

What if you are a Group with 26,000 employees, spread over almost 70 countries, using more than 25 languages, and everyone needs to be trained on the same subject? In Atlas Copco, Circles training is the solution to this challenge.

The Atlas Copco Group has almost doubled in size over the past five years, and the structure has changed. The North American market has increased in importance. A large percentage of revenues comes from providing value-added services to customers, such as rental. Still, the company has long-term ambitions to have the same presence in Asia as in other parts of the world. With a lot of newcomers, the call for explanations about the new business environment is enormous.

Communications is key to increasing understanding and achieving alignment. In this respect, nothing is more efficient than face-to-face meetings in smaller teams, a fact













At Atlas Copco's 2001 summit in Stockholm, Sweden, 300 top managers participated in Circles training. The training kicked off the 2001 program that will embrace the Group's 26,000 employees.



that was acknowledged in the early stages of the Group.

The Circles training always begins from the top. Group management sits together and makes the first Circle. Afterwards, each member conducts Circles with their management team. In this way, Circles continues until it has reached all employees in every corner of the world.

In August 2001, Atlas Copco held its summit in Stockholm, Sweden, the city that has always been the core of the company. More than 300 top managers from around the world gathered to share experiences and learn more about the Group, to ensure and strengthen the understanding of the corporate brand and its values: interaction, commitment, and innovation. The Circles training played a key role in reaching this objective and kicked off training for 2001. Many of the participants have been with the Group for less than three years and enhanced their understanding by listening to executives and discussing issues with colleagues from other parts of the world.

A solid understanding

"The purpose of Circles is to give all employees a solid understanding of the Group as well as to make them aware of their own role in it. It also introduces newcomers to the Group," says Marianne Hamilton, Senior Vice President, Organizational Development and Management Resources.

What is "Circles"?

Circles is a training concept where people sit together in small teams to discuss and learn about the Atlas Copco Group, its structure, values, and vision. There is no teacher, but a team leader whose job is to keep the discussion going. The team leader has a number of facts about the Group as his/her support.

To overcome the language barrier, the training material includes illustrations to stimulate discussion and improve the understanding of the business.

The Circles concept is not new to Atlas Copco people. It was first introduced in 1996 after the Group had undergone a number of changes, including a new organizational structure. The training material—first produced as a printed leaflet, today on electronic media—has since been updated yearly and is a mandatory introductory course for all newly employed people.



"The Net will affect each portion of our operations. It will strengthen our valued relationships with customers, employ-ees and suppliers," says Ellen Steck, Vice President e-business or the Rental Service business area.

Business processes in transformation

The use of the Net is transforming the way Atlas Copco works with customers and prospects, business partners, and other people. It has already broadened and deepened the sales reach, services to customers have been improved on a global basis, and the Group has good solid projects underway to enhance efficiency.

The philosophy behind Atlas Copco's e-business strategy is simple. In the same way as Atlas Copco strives to be first-in-mind for its customers, the customers are first-in-mind for all companies in the Group. "This means that wherever we meet, in the digital or in the real world, we will dedicate resources to provide all the information and services needed in the languages spoken by our customers," says Ellen Steck, who represents Rental Service in the Group's e-business coordination team, the NET, which is responsible for promoting the Group's Internet policy.

Customer self-service tools

The first generation of e-commerce applications was rolled out to customers more than a year ago. While traditional methods and electronic data interchange (EDI) solutions prevail, sales of products and accessories over the Net took off in 2001. Some markets, notably the United States, Italy, Spain, Germany, Sweden and the United Kingdom, show a clear acceptance of digital business.

"We have gained great experience from cooperation between the different entities in the Group and are sharing key functionality to the benefit of the customer."

Selection guides are available to customers over the Net for spare parts, standard products, and consumables. These guides are not only published to support customers and prospects but are also useful for people in the Group to learn more about the offering and to increase efficiency in their daily work.

Currently available to selected users, a product configuration program for compressors and ancillary products gives online support to sales engineers and distributors and ensures they select the right product for the specific customer need. The "configurator" is a tool for sharing expertise and safeguarding customer satisfaction.

Building lasting relationships

Customer relations clubs are definitely not gimmicks. The experience from Atlas Copco's "Frequent Drillers' Club" and Milwaukee's "Heavy Duty Club" is that they increase brand loyalty for the benefit of both the manufacturer and the customer.

Today more than 140,000 members have access to Milwaukee's club, where they are encouraged to share their thoughts on new product features and to participate in an online discussion forum. As a result, the company receives invaluable information that goes directly to the people responsible for the next tool generation.


Atlas Copco
Bienvenidos a Atlas Copco en Chile
áreas de productos
welcome to Atlas Copco in USA
product areas
アトラスコプコへようこそ
日本

Digital footprints



All brands hosted by Atlas Copco are seamlessly integrated through the Group's Internet site *www.atlascopco-group.com*. Each brand in the Group has its own Internet site and offers information and services relevant to its specific target group and market.

Atlas Copco customers are supported through local country sites in more than 50 countries. These "gateways" are improved and updated with useful information locally, and they are published in the language spoken in the country. Currently, 20 languages are used to communicate with customers and prospects.

Rental Service Corporation has completed the first phase of the online rental process for select key customers in the US. The application includes selection and booking requests for products and transportation of the equipment to and from work sites. Customers can also shop for used equipment online.

The field sales force at **Milwaukee Electric Tool** is equipped with laptop computers, with network access to e-mail and a fully implemented business-to-business e-commerce application including price quotations, inventory check, and delivery status.

Chicago Pneumatic uses the Net to build its integrated brand strategy for products from Chicago Pneumatic, CP Desoutter, and CP Georges Renault.

Sharing competence and technology is a necessity for a widespread decentralized Group like Atlas Copco to maintain development speed and reduce payback time for investments. The key task of **the Group's NET team**, with representatives from all business areas, is to lead, coordinate, and promote the Group's Internet policy. Depending on the scope of their business, different types of services and functionality are offered to customers. This does not mean that applications are unique to a brand. To increase efficiency and at the same time reduce costs, the NET has as its task to establish standardized platforms and functionality to be used by all business units. As an example, the second-generation e-commerce engine will be shared, and the project is run in cooperation with the business areas. The same is valid to net-security, where a joint solution offering single sign-on for customers will be developed.

A Net revolution

Interaction with core products

A service mechanic receives an SMS message from a compressor in need of service. The motor vehicle industry can remotely check the torque to which a wheel-nut has been tightened. Vision or reality? And to what benefit?

Atlas Copco has introduced communication with core products over the Net. This interaction opens up new ways of working, for both the customer and the supplier.

Remote service

A compressor that needs to communicate with the outside world can do so, 24 hours a day, seven days a week. When a compressor needs attention, it will contact the central Atlas Copco server via a local call to the Internet. The compressor sends all of its current operating parameters to the central data warehouse and the system will look up which service person is responsible for this particular customer. Automatically an SMS with a description of the event will be sent to the mechanic, and a copy by e-mail to the customer.

Having received the message, the mechanic logs onto the Internet where he gets access to complete information about the specific compressor unit and can decide if it needs immediate attention or if it is less urgent. If need be, he can order spare parts online.

"Interaction with our products over the Net is clearly a revolution and it will completely change the way we can support our customers," says Luc Hendrickx, president of the Oil-free Air division. "From anywhere in the world, our service mechanics will be able to interact with the compressors as if they were standing beside the control panels."


Compressor
1. Internet
2. e-mail
2. SMS
Central Atlas Copco server
4. Internet control, adjust
3. Log on to any computer
Atlas Copco Service engineer
6. Deliver spare parts
5. Order spare parts
Distribution center

New information flow for compressor service.

Automotive industry benefits

Collecting production data in an assembly plant has traditionally been a time-consuming, manual task. In a modern automobile plant, however, internal data communication uses the same technology as the Net. Atlas Copco can offer a solution based on the Power Focus 3000 control system, a control system for electric nutrunners. It can easily be integrated with the customer's own production system on an existing network. The fact that the local network in the plant uses web technology means that integration between production units all over the world requires no more than a normal Internet connection.

An important function of the control system is that details of a tightening procedure can now be documented easily using the web server program ToolsNet. It is this function that has prompted Lear Corporation in Gothenburg, Sweden, to test the system at the Volvo Torslanda plant. Lear is one of the biggest suppliers of seats to the motor vehicle industry, with manufacturing plants all over the world.

"Volvo requires that it must be possible to link every seat, identified by a serial number, to the station where critical parts are tightened, such as air bag assemblies or anchorages," says Pär Gärdebäck, maintenance manager for Lear Corporation at the Torslanda plant.


LOLO

South Africa

World-class service offering with local flavor

For many years South Africa suffered from political and economic difficulties, and it was hard to keep up with the latest developments. In this environment, Compressor Technique South Africa established their vision: Provide first-class products and services with top world-class standards as the benchmark.



Lolo Lefoka and Johan Ras servicing a compressor at Lever Ponds in Boksburg, Johannesburg.

"To offer service was nothing new, but business had stopped growing and it needed to be revitalized," says Gunnar Hindrum, General Manager at Atlas Copco South Africa Compressor Technique. In 1997, they started to analyze the situation. "Quality is the key to success, and if you do it right the first time, the customer will be satisfied." Thus, the company started to work in a more structured way, applying a quality-driven approach to all aspects of the service operation. New service products were introduced at the same time.

The compressor company in South Africa employed some dedicated service sales technicians, focusing on sales of service products. They also began training personnel in customer care and how to act and appear when on call with a customer. By involving everybody in laying the foundations for stability, the signs of success soon started to appear. "If we offered and delivered service with high quality, and communicated it, we would become first in mind and first in choice with our customers," Hindrum continues.

Image was improved with clearly marked service vehicles and upgraded uniforms. Personnel began to feel greater

trust in the company and in themselves. They became proactive, and the communication established put Atlas Copco closer to the customer. Business started to grow.

"Our Volkswagen plant runs 24 hours a day, and Atlas Copco offers service on weekends so production is not interrupted," says Nick Chapman, Maintenance Superintendent at Volkswagen S.A. "That is very accommodating. After their last visit, they actually brought up some problems with the drying system and the receivers as well, and we think that is excellent service."

Hindrum adds, "We not only send spares, but we go there to take care of the installation before any problem arises. This way we can add to the value. We not only change filters but look at the whole compressor room. We are 100% committed to the customer."

This change in attitude makes a great difference. Old customers are coming back, and many long-term service contracts have been gained. The focus creates strong growth for the after-market business.

> In 1997, the Group decided to focus more on service to customers when the product was in use. The "use of products" strategy comprises service and maintenance, spare parts, accessories, consumables, and rental. This extended offer is worldwide: Atlas Copco customers can expect the same high-quality service wherever they are.

Belgium

New test labs speed up compressor development

Atlas Copco is investing around MSEK 100 (MEUR 10) in new laboratories and test facilities in its compressor production site in Antwerp, Belgium. This will speed up the development and reduce time-to-market for new products, and improve Atlas Copco's competitive position and opportunities for growth.

This significant investment proves Atlas Copco's commitment to technical development and increasingly good customer service. At the inauguration ceremony in October 2001, Bengt Kvarnbäck, Business Area Executive for Compressor Technique, said, "This inauguration today is an important step, signifying our commitment to the future of the compressed air business."



Minister Dirk Van Mechelen, Belgium's Flemish Secretary of Finance, Budget, Innovation, the Media, Town and Country Planning, noted, "With almost 2,300 employees and in its status as world leader in the compressor sector, Atlas Copco is currently one of the most important companies in Antwerp's economic trade pool."

Soundproofed cells

The new 2,400 m² building houses a preparation and assembly area and state-of-the-art test cells where compressors can be thoroughly tested at every stage of their development. Each cell is equipped with ventilation and an air- or water-cooling system and is soundproofed. The majority of cells can test machines up to 500 kW; some are capable of testing up to 2,000 kW machines. They can also accommodate high-pressure units and variable speed drives. Technicians can check parameters such as air delivery, pressure, and temperature by remote control via the Internet. Prototypes are tested to ensure that they comply with the master specification, and then pilot batch units are produced and exposed to long-term endurance trials.


Atlas Copco
LOAD C

An oil-free air compressor undergoing tests in the new test laboratory.

It has always been Atlas Copco's procedure to expose the compressors to a comprehensive test program before market launch, to ensure that customers receive a product of the highest quality. The new facilities speed up and enable better control of the test process, bringing products to market in a shorter time.

One of the guests at the inauguration, Anders Oljelund, Swedish Ambassador to Belgium, commented, "I like to see Swedish companies invest in Belgium and I am impressed with the test cells. It seems that Atlas Copco has an advantage over other companies in its field. It is well ahead in research, and I hope it can keep that position."

Atlas Copco leads the field in the compressed air business worldwide, and the factory in Belgium is the backbone of its compressor operations. The new test laboratories are the latest in a line of innovation-based investments over recent years, including research and development capabilities, high-performance machine tools, and state-of-the-art logistics systems.



Conventional installation
Average cost distribution*
- Energy consumption 77%
- Investment 13%
- Maintenance 8%
- Installation 2%



VSD installation
Average cost distribution*
- Energy consumption 50%
- Savings 22% on LCC*
- Investment 17%
- Maintenance 9%
- Installation 2%

*Life-cycle cost comparison over a five-year period.

Vary the speed and save energy

In the new lab, the energy efficient VSD compressors, today a success in sales, are tested. A conventional compressor cannot adjust the air supply to a specific need, something which a VSD compressor can. By varying the speed of the drive motor, the energy consumption is reduced to a minimum, thus cutting the cost of compressed air energy by up to 35% compared to conventional types of compressors.





Switzerland

New tunnels allow freight to travel twice as fast







A study published by the European Union Commission predicted a 75 % increase in freight traffic through Europe's alpine region between 1992 and 2010. In an effort to reduce the negative impact on the environment, Switzerland resolved to build huge base tunnels that will channel freight traffic through the country on shorter, faster routes. ▶

Several tunnels are under construction, among them three from Zurich to the Gotthard tunnel and then to Lugano, and one in the western part of Switzerland. Expanding Switzerland's communications network through the Alps involves surface drilling as well as underground excavation. The construction of these tunnels is divided into several phases, and Atlas Copco is represented in most of them.

In 1870, the first railway tunnel was built in the Gotthard pass, 17 kilometers long. This tunnel reached its maximum capacity many years ago. In 1982, a 17-kilometer road tunnel was built in the same area, to avoid the 2,100 meters high climb through the pass. Now, a new Gotthard railway tunnel is under construction. When completed, it will be the longest underground railway tunnel in the world, 57 kilometers long. The new tunnel is 600 meters below the old one, allowing much longer and heavier freight trains (4,000 metric tons compared to today's 2,000 tons) to undertake the journey. The fastest freight trains will travel up to 160 kilometers per hour, twice as fast as today. Such trains cannot be used on the existing alpine lines, due to the steep grades and narrow curves. Fewer locomotives, personnel, and power will be required for the same traffic volume once the new tunnel is commissioned. Passenger trains will be able to travel 250 kilometers per hour. When completed, the entire Alp Transit project will decrease travel times between Zurich and Milan by an hour, to two hours and 40 minutes. Optimal connections are the result when the Gotthard tunnel is ready for traffic in 2012.

The Gotthard base tunnel will be the longest underground railway tunnel in the world, 57 kilometers long.

Increased safety

When building a tunnel, safety is of course a major concern, both during construction and after the project is completed. Two parallel single track tunnels, security exits, access tunnels, underground emergency stations etc., reveal that security is taken seriously in this project. Security is also a major concern at the construction site during drilling and blasting.

For geological reasons, only one-third of the Lötschberg tunnel will be bored. The other two-thirds, as well as the access tunnels, service stations, and tunnels used for switching tracks, will be excavated using Atlas Copco drill rigs and the drill-and-blast method. Limestone is prevalent, and methane gas is sometimes present. To avoid accidents, a methane warning system has been installed on all Atlas Copco drill rigs. One rig is also equipped with a system to simplify the drilling of up to 40-meters-long probe holes for gas detection. The tunnels are reinforced with long Atlas Copco Swellex® rock-reinforcement bolts, and the roof and walls are being sprayed with concrete for safety.

With the new railway tunnels ready for traffic, the number of heavy trucks on the roads will be substantially reduced, a step forward for the safety on Swiss roads and for the beautiful environment of the Alpine region.


France
Germany

Several tunnels are being built in Switzerland to carry freight trains through the country on shorter, faster routes.


Meters above sea level
Existing tunnel
New tunnel
2,500
2,000
1,500
1,000
500
0
Basel
Zurich
Lugano
Milano
Zimmerberg base tunnel
Gotthard base tunnel
Ceneri base tunnel

The new Gotthard base tunnel is 600 meters below the old one, allowing freight trains to travel twice as fast as today.

To Maine Drilling & Blasting, minimizing the cost per ton produced is important. Just as important are good working conditions.



Atlas Copco's biggest U.S. drill-rig customer

Shared values

The Atlas Copco Group believes that the main driver for growth is to continuously introduce innovative products that increase the customer's productivity while improving the working environment. For surface drill rigs, that means aiming at the lowest drilling cost per ton of rock produced and the highest level of operator comfort.

This fits well with the philosophy of Maine Drilling & Blasting (MD&B), a family-owned U.S. contracting company founded in 1966. MD&B set out to simply provide the best service to their customers. The growth of the company is the result of having successfully achieved a high level of customer satisfaction. Naturally, quality and high standards are a prerequisite to this achievement. "That is where Atlas Copco comes in," says Bill Purington, president of the company. MD&B uses 42 Atlas Copco drill rigs, making it the biggest single user of Atlas Copco surface drilling equipment in the United States.

MD&B is a full-service drill and blast contractor, and 75% of its work comes from "site preparation," which is the removal of rock to prepare a site for building a shopping center, road, or airport. The other 25% comes from drilling and blasting in quarries that produce rock products. Each job starts with a thorough survey and cost analysis and a comparison of current practice to available techniques.

MD&B's resources enable it to combine the best hole size, drill patterns, and equipment mix to get the lowest cost per ton.

Fragmentation important

Nowhere is fragmentation more important than in quarries where the broken rock should contain a minimum of boulders to enable free flow through the crushers. MD&B has a new surface drill rig operating in a quarry in Dracut, Massachusetts. The quarry is located on the site of an old nickel mine and has some of the hardest rock in the United States. Atlas Copco machines provide powerful rock drills, engines, and compressors for optimum performance even in these conditions. A professionally operated high performance rock drill also is essential to achieve the straight holes required for prime rock fragmentation with each blast.

MD&B and Atlas Copco work closely in a progressive relationship where current equipment needs and future performance requirements are discussed and agreed to.



Sweden

Tierp—helps to build cars throughout the world



Two hours' drive north of Stockholm, lies Tierp, a community with almost 5,000 inhabitants. Situated on the edge of a spruce forest is Tierp works, an industrial manufacturing plant with 440 employees. Here in the heart of the Swedish countryside, industrial power tools are produced.

The range of tools manufactured here includes pneumatic and electric nutrunners. These tools are used primarily by the motor vehicle industry. In fact, every third car on the road in the Western world today has been assembled with nutrunners produced here.

A car contains roughly 2,000 screws and bolts, so it is extremely important to know that these have been tightened correctly. Each screw must have the correct torque applied, because too much or too little torque could result in component failures on the road. The correct torque is therefore absolutely critical, which is why Tensor® electric nutrunners are used on modern car assembly lines. Tensor nutrunners are intelligent and can be programmed to control exactly what torque is applied to a fastener, and with extremely high accuracy.

"Tierp works has produced Tensors for almost 10 years now," explains Markku Pärssinen, manager of the Tierp plant. "Volumes were low at the beginning, but as quality concerns

have grown within the motor vehicle industry, the demand for Tensor has grown correspondingly. Compared to 1997, we now produce about three times as many Tensor tools."

Reduce recalls

There are two kinds of Tensor electric tools: Tensor S and Tensor DS. Both types are light, fast, and offer high accuracy. They can both be connected to a computerized on-line control system called Power Focus. This control unit can be programmed to count how many screws have been tightened, so no bolts on the vehicle are left unfastened.

Power Focus 3000 is the latest version of tightening controller from Atlas Copco. This control unit can now tell the line operator exactly which screw should be tightened next and, after each screw has been tightened, store the applied torque in memory. This information provides a complete vehicle history and serves as a permanent record of the vehicle assembly process. The availability of such records should also reduce the risk of having to recall cars after the car has left the plant. Recalls cost the motor vehicle industry several billions of dollars every year.

Almost 60 million cars and light trucks were produced during 2001*. Every third car on the roads in the Western world today has been assembled with nutrunners produced in Tierp.



One can replace several tools

Tensor S electric tools are typically used when there are extremely high safety requirements to fulfill, on applications such as safety belts, axle assemblies, and airbags. The recent development of the more cost effective electric nutrunning system, Tensor DS, has broadened the application of electric tools on vehicle production lines. As each new car model is produced and new vehicle assembly lines are set up, the quantity of electric nutrunners required increases, compared to conventional pneumatic tools. One reason is that a single Tensor tool can be programmed to tighten different types of screw to different torque levels, so an electric tool can replace several pneumatic tools. Other reasons are the increased accuracy that electric tools offer and the improved working environment for line operators due to lower noise levels.

Today, when car producers are designing a new plant, they work in close cooperation with Atlas Copco to maximize the application of the Group's products on the production line.

"Our customers draw on our knowledge of the assembly process and are eager to learn how modern tightening control systems can be integrated into the production line to enhance productivity and quality," Pärssinen says. "These are the reasons for our success in the motor vehicle industry: customer focus and close cooperation combined with innovative, leading edge products."

*Source: Automotive News

Tensor®—light but strong

Development is accomplished by continuous improvements and by innovations, and the motor in the Tensor® electric nutrunner is an example of a tremendous breakthrough innovation.

Tensor has a unique motor, developed especially for electric tools. It delivers performance five times that of conventional motors of the same size because of its light weight.



1987 First generation of Tensor electric tool, Tensor A/G.

1993 Second generation of Tensor S/PowerFocus 2000. Patented, with a very light and fast motor.

1998 Tensor DS launched. The same motor as in Tensor S. Intended for quality joints but not the safety-critical joints, which demand traceability. It is now interesting for customers to install Tensor in the whole plant.

2000 Power Focus 3000 introduced. The system can be connected to the customer's network and to the Internet. Production data can be read from off site.

Until recently, Milwaukee only targeted the North American market. Now it is heading towards becoming a global brand. It was launched in Australia during 2001 and will be launched in Europe in spring 2002.


NOTHING BUT
HEAVY
DUTY.
MILWAUKEE

Quality-focused, performance-driven

"Heavy Duty" tools

Over 75 years ago, Milwaukee Electric Tool Corporation began creating some of the world's most durable and powerful tools under one basic vision: produce the best line of heavy-duty electric power tools available for professional users.

That vision holds true today. According to a research study conducted in November 2001*, Milwaukee tools are the leading brand owned and used by professional tradesmen in the United States. Professionals rank Milwaukee highly for usage, product quality and value, best warranty, technical or application support, and availability.

Milwaukee knows tools. Its brand positioning statement, "Nothing But Heavy Duty®," demonstrates that Milwaukee not only understands professional tool users but also their work applications. Milwaukee develops heavy-duty professional products based on a number of critical factors. The company's high ranking among trade professionals has appreciated over the years as development of new tools continues to match their needs. Milwaukee also pays rigorous attention to benchmarking, so tool prototypes offer the "best in class" product ranking. A demanding laboratory and in-field user testing round out the development requirements, ensuring the perfect product/job match.

Milwaukee's commitment to quality, performance, and value remains steadfast as organizations continue to bestow awards, including "Best New Tool" and "Top Rated" on numerous products. Milwaukee Electric Tool engineers do not just design tools; they design each tool to do the job better.

*Brand study by MRO Today, U.S. trade publication.

50 years with Sawzall®

In 2001, Milwaukee celebrated the 50th anniversary of the company's most popular product, the Sawzall®.

Milwaukee, which joined the Atlas Copco Group in 1995, introduced the Sawzall in **1951** as the first portable hacksaw designed as a reciprocating mechanism with only three moving parts. The tool quickly became popular and has since earned the title of "best seller" of all of Milwaukee's products, with millions sold.



Over the years, the Sawzall has developed into a fast-cutting tool that cuts through everything, from stainless steel to wood of all types. The ongoing evolution of the Sawzall falls in line with Atlas Copco's business strategy: to develop through continuous improvement of existing operations and products as well as innovative business concepts and new technologies.

In **1961**, a two-speed model was introduced, followed by versions that included variable speeds, double insulation, and a Quik-Lok® cord. The Super Sawzall was developed in **1991** with an exclusive counterbalance mechanism. The cordless Sawzall, the world's first full-sized, battery-operated reciprocating saw, hit the market in **1996**.

Other developments include a virtually vibration-free mechanism **(1998)** and the 11-amp Orbital Action Super Sawzall **(1999)**. In **2001**, Milwaukee introduced Sawzall—The Hatchet, a compact cordless reciprocating saw with a unique six-position pivoting handle which allows users to get into tight spaces.

North America

Let the equipment be handled by professionals

Many customers have made the decision to rent instead of buy their own equipment to outsource activities outside their core business. Others need equipment for temporary use or to fill a need in a peak production period.

Whatever the reason, availability is crucial to anyone interested in renting equipment. Rental customers require safe, high-quality equipment at a specified time and place and they want the equipment to operate at optimal levels throughout the rental period.

Art Droege, President and Chief Operating Officer of Rental Service Corporation, states, "Our ambition is not to be the biggest but to be the best. You are the best when you offer your customers the best value for their money, that is, quality, delivery, and price."

January 1, 2001, marked the birth of the new Rental Service Corporation, the division that makes up the Rental Service business area. The two U.S.-based companies, Prime Service and Rental Service Corporation, which were acquired in 1997 and 1999, respectively, teamed up to form one rental division. The merger formed one company, one



The day starts early for an equipment rental operation. Delivery drivers, like **Nick Goonis** at RSC, perform their pre-trip inspections, load equipment, gather contract paperwork, and head out to their first delivery, while most other people are still asleep.



Wes Andujar, outside salesperson, calls on one of his 300 customers. **Wes** helps the superintendent strategically plan his equipment rental needs, and provides equipment on an ad hoc basis. When a customer requests equipment not on hand, locations contact their sister stores to transfer equipment.

The Rental Service business area is organized in six geographic regions, serving primarily the construction market under the brand RSC, and one industrial entity, serving industrial customers under the brand names Prime Industrial and Prime Energy.



rental fleet, and one management. Only three levels of management exist: region, district, and store. The result is a flatter and more efficient organization that benefits both customers and operations.

Three brands with different focus

While the concept of equipment rental is relatively simple, plans and processes involved can prove complex. The equipment rental business creates revenues mainly through rentals, but also through sales of new equipment, parts, accessories, and merchandise and sales of used equipment. Working together, the teams at each of its 530 branches ensure they meet customer expectations every time.

To overcome this complexity and meet the needs of customers, Rental Service Corporation's three brands are clearly focused on their respective customer segments and each brand has dedicated customer service teams. RSC serves the construction market, comprised of the heavy equipment and commercial construction rental markets. Prime Industrial focuses on the manufacturing and petrochemical rental segments, while Prime Energy promotes its oil-free air and generator business.

With the new setup, the business area has one rental fleet that can be accessed and utilized by all rental locations across North America through a common computer system. With nationwide footprint, the dedicated customer service teams and increased availability of supply are giving the business a better platform to work from in the future.



RSC's equipment maintenance programs ensure customers receive equipment in good working condition. Each piece of equipment is cleaned on specially designed wash rack systems. Wastewater is hauled away to be cleaned and properly disposed of, eliminating soil contaminants.



The inside sales position is a key part of RSC's commitment to customer service. **Adam Garcia**, inside salesperson, explains to his customer that his equipment is on its way off the wash rack and up front for him. Inside salespeople interact with sales staff, maintenance, service, and dispatch, and assist customers who visit the store.

Utilization and management of the rental fleet

The success of an equipment rental company depends largely on logistics; in other words, how efficiently it utilizes and manages its rental fleet and how well it can generate revenue from spare parts, accessories, and consumables. To maximize the utilization and revenue generation of the rental fleet, it is managed efficiently by actively using information on revenue generated by each product and product category in each rental location. Managing a fleet consists of many activities:

- Investing in new equipment that is in demand
- Managing the rental fleet mix
- Transferring equipment between locations to fulfill demand and maximize revenue generation
- Actively managing rental rates through pricing policies
- Performing maintenance and service
- Selling used equipment to invest in newer equipment
- Selling used equipment that is under-utilized

Equipment rental companies vary widely in terms of utilization, rental rates, and product mix. Also, the differences are great between locations and seasons.


TML-4000N
RSC

In addition to transporting equipment, a major part of the driver's job is customer support. The driver makes sure customers know how to operate equipment correctly and safely. On-time deliveries and pickups are also key to the customer, because they have a schedule to keep.



Customers depend on equipment to be properly maintained and in good working condition, but even under the best circumstances, events occur that could cause delays. An assurance plan affords customers tire protection, theft protection, and the flexibility to return equipment to any location convenient for them. When problems do occur, RSC is on the job site to repair a piece of equipment—or replace it with a new one—within four hours of notification.

Financial characteristics of the rental business

Growth rates in the equipment rental industry closely correlate with capital expenditure in the business by which in turn affects cash flow. An equipment rental operation normally can finance a large part of organic growth with the cash it generates. However, to finance high double-digit organic growth rates requires extensive investment in the rental fleet. On the other hand, when growth rates are moderate, flat, or negative, less capital is spent to grow or maintain the rental fleet and cash flow is strong. Depreciation is a key difference. While depreciation accounts for a large part of the total costs of a rental operation, it usually plays a minor role in the total costs of a manufacturing operation. This fact is important to consider when analyzing the cash flow of a rental operation compared to a manufacturing operation.

The effect of growth on cash flow (simplified charts)


MSEK
Positive cash flow
Negative cash flow
Growth, %
Low
High

- Operating cash flow
- Net. capital expenditure

In the rental industry

A high rate of growth in customer demand for rental equipment will trigger higher investment in rental equipment. This will have a negative impact on the rental company's operating cash flow.

When the growth rate is moderate, the need for investment in new equipment is less. This will have a positive effect on the rental company's cash flow.


MSEK
Positive cash flow*
Growth, %
Low
High

- Operating cash flow
- Net. capital expenditure

In the manufacturing industry

A high rate of growth in customer demand for machinery and equipment can trigger investments in a manufacturing company's long-term expansion of capacity.

*However, as long as capacity can be expanded without major investments, such as by building a new factory, the effect on the operating cash flow is limited.



RSC integrates several modes of communication—including print, multimedia, and site visits—to reach its 5,800 employees. Here, a team gathers for a presentation by Safety Officer **Marie Barker** on workplace safety. Because personnel are needed during the day to serve customers, meetings typically occur after business hours.



As the workday ends, Branch Manager **Ron Bunning** makes a last quick phone call to a customer offering thanks, and a hope that his team can be of service in the future.

Asia—A key dire



ction for growth



Atlas Copco mainland China offices
● Atlas Copco office
▲ Atlas Copco factory
Harbin
Shenyang
Beijing
Qingdao
Wuxi
Shanghai
Nanjing
Wuhan
Chongqing
Xiamen
Shenzhen

One of Atlas Copco's main directions for long-term growth is to have the same presence in terms of sales, service, and production in each of its major regions: Europe, North America, and Asia. Still with steps to take, that strategy is now becoming a reality, and much of the rapid growth of Asia in the Atlas Copco family has resulted from success in China. Some 80 years on, Atlas Copco feels at home in China. China has experienced tremendous development during the past few years, and Atlas Copco has taken important strategic steps to position itself in this key market.



One important market niche in China is compressors for production of PET bottles.

18 years after going native

Atlas Copco began exporting to China in the 1920s, but it was not until 1983 that the Group decided to "go native." Going native—immersing yourself in the life of the country and its business culture so you feel it is your second home—can help you think like your customer.

Until the 1980s, sales to China were managed from Sweden. The company's brand was well known in the mining industry after several decades of sales. In 1983, though, Atlas Copco began licensing certain other products to Chinese manufacturers. A few years later, Group companies started joint ventures with several of the Chinese licensees.

This transition, from foreign sales to owned production capacity, culminated in the registration of a wholly owned holding company for China in 1997: Atlas Copco (China) Investment Co. Ltd. Building a factory is only one step, though, because to be seen as "local" in any market, a company must provide sales and service and have local sources of supply. Thus, during the 1990s, Atlas Copco nurtured a widening circle of suppliers that could meet ISO quality standards and grow with the Group.

80 years in China

Atlas Copco first established its presence on the east coast. Today the Group has numerous sales and service offices, including locations in the more central and western parts of China. In the 1920s, Atlas Copco participated in an exhibition in Beijing. Sales were managed from Sweden through negotiations with central government authorities in Beijing. There was limited contact with end-customers.



Jin Wei, Vice Dean of Jiao Tong University, and Magnus Gyllö, Vice President of Atlas Copco (China) Investment Co. Ltd., have close ties regarding training courses.

Learning for the future

A basic belief of Atlas Copco is that its people carry the Group forward. In China, education and training of our people are helping Atlas Copco to expand.

The many employees that Atlas Copco has recruited in China require continuing education—technical, clerical, and managerial. The Group has its own internal training and cooperates with local training organizations and universities.

In 1998, Atlas Copco's Holding Company in Shanghai launched "ACademy" as an internal training concept. ACademy offers one- to five-day courses, long-term continuing education, and even evening degree programs as well as English language training. Since the start, there have been more than 500 course participants in ACademy. A key task is to integrate local recruits into the worldwide Atlas Copco family.

Recruitment is made easier by spreading the word on Atlas Copco and its industrial methods among local students. One tool for this has been Atlas Copco's book on compressors. It is used at Shanghai Jiao Tong University, one of the oldest universities of science and engineering in China. Atlas Copco China collaborates with the university on tertiary education in compressor technology. Hiring new graduates, schooling them in Atlas Copco processes and culture, then helping them grow as experts or managers is a demanding but necessary process. Until recently, employees in the Group with experience in Asia were far outnumbered by employees with experience from Europe and the Americas. Increasing the number of managers with experience from Asia is essential to maintaining the current rate of growth and establishing Asia on an equal footing with the other two regions.



Atlas Copco's book on compressors, which was first translated into Chinese in the 1990s, is still a definitive textbook for vocational schools and technical colleges.

A broader perspective

To speed up management development, Atlas Copco sends selected employees to programs conducted by China Europe International Business School (CEIBS). Founded in 1995, CEIBS collaborates with business schools in Europe and Asia as well as with multinational organizations.

In 2001, Atlas Copco sponsored three employees for an advanced program. The employees joined the Group in the mid-1990s, so it was time for them to acquire a broader management perspective. The program is 18 months long, during which they will attend lectures on campus for one half week every other month. Each year, talented employees will have the chance to be selected for this program.

Learning is a high priority for the Chinese government, so by enhancing the skills of its own employees, Atlas Copco is being a good corporate citizen in its communities.

1983 Group Management formulates a new strategy that puts priority on establishing a sustainable presence in China. Atlas Copco (China) Ltd. is set up in Hong Kong as a vehicle to get closer to the market through representative offices which open in Beijing, Shanghai, and Guangzhou.

1984-1985 Six license agreements with Chinese companies are signed for production of a limited range of oil-injected and piston compressors, drill rigs, and hydraulic drills.

Atlas Copco makes home in Wuxi

In September 2001, Atlas Copco expanded its compressor assembly plant in Wuxi. "We can now produce twice as many compressors with a rather modest increase in people, just because of better organization and more space," says George Guiaux, General Manager, Wuxi-Atlas Copco Compressor Co. Ltd.

The extension increased the shop floor, from 2,500 m^2 to 5,000 m^2, boosted the number of assembly lines to seven, and added 1,500 m^2 of warehouse space. Now, instead of different models being produced on each line, each model has its dedicated line.

"The original factory, commissioned in 1995, had the most modern equipment, and this extension does, too," says Guiaux. "As before, the extension conforms to ISO 14001, the environmental management standard, and we have just been certified by Lloyds."



The factory has waste-water treatment, noise pollution control, and separate waste collection for recycling and conservation. About a two-hour drive from Shanghai, Wuxi has much green space. Companies must reserve 30% of all land for this purpose, and a tree planting campaign in the autumn of 2001 beautified the city even more.

"Local residents are proud of how clean and prosperous their community is. Local officials are always asking if we are satisfied here or have suggestions for improvements." Success is not only a result of a good environment that fosters productivity but also of good relations with local authorities, residents, suppliers, and employees of other Atlas Copco companies.

"The extension also lets us have more sales and service engineers here to learn about the products. And that helps us learn more about what customers are thinking and doing," George Guiaux explains.



"Friendship between people in different companies also helps internal communication, we've found. So although orders have increased significantly in the past two years, production has kept pace. We were able to keep up with demand thanks to good planning, which resulted from close cooperation with sales."

Daily deliveries

Good planning means that quality does not suffer, either. A focus on quality, at the plant and by local suppliers, is key to the plant's success. The local content by number of compo-

1993 First joint venture, primarily for drill rigs, is established. Local partner is the former licensee in Nanjing (Nanjing Atlas Copco Construction Machinery Co. Ltd.).

1994 The joint venture Wuxi-Atlas Copco Compressor Co. Ltd. is established, also with a former licensee as the local partner.


Atlas Copco
无锡阿特拉斯•科普柯压缩机有限公司
WUXI-ATLAS COPCO COMPRESSOR CO., LTD.
二期厂房扩建竣工典礼

nents is high, while some core compressor components are imported from Atlas Copco in Belgium. The Wuxi factory was certified for ISO 9001 in 1996, and the quality of component suppliers has increased dramatically.

"We use the kanban system, with daily deliveries, so supplies have to be zero-defect when they arrive at the plant. Some subcontractors are ISO 9001 certified themselves. But we have always worked with all of our suppliers on quality, making regular visits to help them with their processes."

The Compressor Technique operations in China support customers and the Wuxi-Atlas Copco Compressor Company with a widespread network of sales and service offices across China.

ISO 14001 to Wuxi-Atlas Copco Compressor Company

An ISO 14001 certificate has been granted to Atlas Copco's product company in Wuxi. The company manufactures screw compressors from 5 kW to 250 kW.



"Environmental issues have become very significant in China. As a leading company in our industry, Wuxi-Atlas Copco Compressor Co. has proven its commitment to put in place procedures and working practices that will allow it to further control and monitor the effects of our activities on the environment," says Sun Dajian, Quality Assurance Engineer.

One objective of the ISO 14001 standard is to drive continuous improvement in a wide sense and to provide quality products while respecting the environment. Wuxi-Atlas Copco has committed itself to support the development of the quality standards of the products and to make this environment cleaner, healthier, and safer.

1995 Assembly of large oil-injected compressors begins in Wuxi, after a short start-up period. Joint venture founded in Changchun to manufacture a range of electric power tools. Partner is former licensee in Changchun to AEG prior to the acquisition by Atlas Copco.

1997 Atlas Copco (China) Investment Co. Ltd. is established to serve as investment and holding company for China, 100% owned by the Group. Atlas Copco ACademy is founded in Shanghai to train current and future managers and specialists.



Two-thirds of Hobic's production aims at export markets.

Polishing diamonds

One of Atlas Copco's oldest plants in China is a joint venture factory managed by Hobic Bit Industries. The factory produces diamond drill bits for exploration drilling.



Though it has been operating since 1994, it has only been in the Group since 2000, as a part of the Construction and Mining Technique business area. In contrast to Compressor Technique's operation in Wuxi, whose output is mainly for the domestic market, Hobic's joint venture in Wuxi also aims at export markets. About two-thirds of all output goes outside China, mainly to other Asian countries and to Canada.

"Production is hard to automate, so instead we have tried to improve the environment at the factory. One of the first things we did was to paint the factory itself," says Johan van der Heyde, head of Construction and Mining Technique in China when Hobic joined the Group. Another early move by Atlas Copco was to work with factory workers and suppliers to ensure that Group quality standards were met.

Hobic was brought into the Group by the Atlas Copco Craelius division to strengthen already existing production of diamond bits.

1999 Atlas Copco (Shanghai) Trading Co. Ltd. in Waigaoqiao Free Trade Zone is established, including a liaison office in Shanghai, 100% owned by the Group. Wuxi-Atlas Copco Compressor factory is expanded for the first time.

2001 The structure of representative offices of Atlas Copco China/Hong Kong Ltd. is dismantled, except for the Shanghai office. They are replaced by branches of Atlas Copco (China) Investment Co. Ltd. in Beijing and Shenzhen and liaison offices in Changchun, Shenyang, Xi'an, Qingdao, Wuhan,



As a Sales Engineer for Atlas Copco Tools and Assembly Systems in China, Amy Shi spends most of her time in customer's factories.

Quality makes friends

Well into her fourth year with Atlas Copco Tools, Amy Shi serves an expanding network of clients in the motor vehicle industry. "Some of my customers are good friends. One of them referred us to another company, and now they are an Atlas Copco customer."

Amy Shi is a Sales Engineer based in Wuhan. About half of the companies in the motor vehicle industry are joint ventures between foreign and Chinese companies, and about half are government-owned. They are scattered across four provinces: Hubei, Sichuan, Shaanxi, and Henan.

"I'm in the office some days, but mostly I visit factories, demonstrate products, and try to help my customers with problems," Shi explains. With her technical degree, she can often solve the problem on the spot.

Good to win

One of the best things to happen to Amy Shi in 2001 was winning the contract for a new Citroën factory. When Citroën first came to China, the people starting the joint venture wanted only Atlas Copco tools. A few years later, Citroën built a second factory, but the people who started that one chose a competitor. "We kept working hard to serve Citroën, so when they started planning their latest factory, we were asked to submit a tender like the other toolmakers. And we won! It felt good to win Citroën again."



Now that she has tried sales, Amy Shi would like to learn more about marketing. "In five years, I would like to be working in marketing. But I'm still young, so all the traveling and helping customers is fun for now."

Chongqing, Guangzhou, Kunming, Chengdu, Xiamen, Harbin, and Zhengzhou.

Wuxi-Atlas Copco Compressor factory is expanded for the second time, doubling its production capacity.

Within Atlas Copco (China) Investment Co. Ltd. in Shanghai there is an "Internal Bank Asia" to serve as regional treasury hub. The Investment Company is now also Atlas Copco's development center in Asia for advanced administrative services (ASAP).

Compressor Technique opens e-commerce service to Chinese customers on a trial basis.


North America
South America

Atlas Copco and the business environment

Atlas Copco's vision is to be a leader in each of its businesses. The Group should be first in mind of its customers and also their first choice.



To secure long-term profitability, ***growth,*** whether internal or through acquisitions, will be achieved in three main strategic directions. First, the Group should achieve growth in the existing business by offering *new products* developed from core technologies, by finding new applications in new market niches, by increasing its presence in the marketplace, and/or by acquiring businesses that offer similar or complementary products and/or services. Second, the Group will strengthen its presence in *Asian markets.* Third, the Group should expand revenues related to *"use of products,"* such as service and maintenance, spare parts and accessories, consumables, and equipment rental, which will ensure even greater participation in our customers' business activities.

Development of the Group's core competence is achieved by continuous improvements in existing operations and by innovation. Continuous improvements in manufacturing, products, marketing, organization, and business flows are intended to provide customers with better service and to ensure short-term profitability. Breakthrough innovations are a means of staying ahead of the competition and maximizing performance in the long run. The Group strongly

Revenues by business area


Compressor Technique 33%
Construction and Mining Technique 14%
Industrial Technique 23%
Rental Service 30%

Revenues by customer category


Mining industry 8%
Construction industry 42%
Manufacturing industry 24%
Process industry 12%
Service industry 6%
Other 8%

Geographic distribution of revenues


North America 51%
South America 4%
Europe 30%
Africa/Middle East 4%
Asia/Australia 11%


Organization
Board of Directors
President and Chief Executive Officer
Executive Group Management and Corporate Functions
Business Areas
Compressor Technique
Construction and Mining Technique
Industrial Technique
Rental Service
Divisions
Airtec
Portable Air
Industrial Air
Oil-free Air
Atlas Copco Applied Compressor and Expander Technique
Atlas Copco Rock Drilling Equipment
Atlas Copco Craelius
Atlas Copco Secoroc
Atlas Copco Construction Tools
Atlas Copco Wagner
Milwaukee Electric Tool
Atlas Copco Electric Tools
Atlas Copco Tools and Assembly Systems
Chicago Pneumatic
Rental Service Corporation
Product Areas
Industrial compressors
Portable compressors
Gas and process compressors
Generators
Drilling rigs
Rock drilling tools
Construction tools equipment
Load-Haul-Dump vehicles (LHDs)
Industrial tools
Assembly systems
Professional electric tools
Equipment rental
Sales of merchandisers and parts

supports specific projects to foster innovation in technology, concepts, and methods.

The Atlas Copco Group hosts a number of brands, and its ***multibrand strategy*** plays a significant role. To better satisfy specific customer needs, products and services are differentiated and marketed under various brands through different distribution channels. Each brand has a clear role and is justified when it adds to revenues and profit for each specific business.

Targets

Atlas Copco uses trends, targets, and long-term goals to manage their businesses. The overall objective is to achieve a return on capital employed that always exceeds the Group's total cost of capital while growing the size of the business.

Financial targets for the next business cycle:
• to have annual average revenue growth of 8%,
• to have an average operating margin of 15%, and
• to continuously challenge the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

This will ensure that shareholder value is created and continuously increased. The strategy used to achieve these objectives will follow the proven development process for all operational units in the Group: stability first, then profitability, and finally growth.

In the past five years, compound annual growth averaged 15.3%, mainly due to acquisitions. The Group's operating margin averaged 12.7% for the past five years.

Among *qualitative targets and goals,* Atlas Copco expects all products and services to boost customers' productivity and competitiveness, thus making the Group the preferred partner and supplier. Surveys are continuously conducted to measure the success of Atlas Copco companies in this regard. Another target is for all divisions to be leaders in the area of environmental protection, which strengthens their businesses.

Market presence in close to 150 countries

The Atlas Copco Group has a strong market presence and strives to maintain close and long-term relationships with its customers. Products are marketed through the Group's own sales operations in around 70 countries and through distributors and a service network in another 80 countries.

Atlas Copco manufactures and assembles products in 13 countries. Manufacturing is concentrated to Belgium, the United States, Sweden, Germany, France, China, and India.

The North American market accounts for slightly more than half of the Group's revenues, 51%, while the European market totals 30%. Atlas Copco is determined to increase its presence in emerging markets, especially Asia, which represents about 9% of revenues. In 2001 Atlas Copco expanded its production capacity in Wuxi, China, and increased the number of sales and service offices on mainland China.

Increased importance of consumables, rentals, and services

The Group's growth strategy to expand revenues related to "use of products" such as service and maintenance, spare parts and accessories, consumables, and equipment rental, has shown good development thanks to strategic directives and important acquisitions. This strategy does not only

ROCE


%
30
25
20
15
10
5
0
97 98 99 00 01
Weighted average cost of capital (pre-tax)
Return on capital employed

Revenue growth


%
30
25
20
15
10
5
0
97 98 99 00 01
Average 97–01
Target
Growth from previous year

Operating margin


%
18
15
12
9
6
3
0
97 98 99 00 01
Average 97–01
Target
Operating margin

Important acquisitions, joint ventures and divestments 1997–2001

1997 Acquisitions: Thomé-Crépelle, France (CT); Prime Service, U.S. (CT).

1998 Acquisitions: Ceccato's compressor operations, Italy (CT); JKS Boyles, Canada (CMT).

Divestment: Robbins, U.S. (CMT).

1999 Acquisitions: Rand-Air, South Africa (CT); ABIRD BV, the Netherlands (CT); Rental Service Corporation, U.S. (RS); Tool Technics NV, Belgium (IT).

Divestment: Atlas Copco Controls, Sweden (IT).

2000 Acquisitions: Various small rental companies, U.S. (RS), Hobic Bit Industries, Canada (CMT).

Divestment: Atlas Copco Rotoflow, U.S. (CT).

2001 Acquisitions: Christensen Products, U.S. (CMT), Masons, U.K. (CT), Grassair, the Netherlands (CT), various small rental companies, U.S. (RS).

Primary drivers of Atlas Copco Group revenues

	Equipment 45%	Rental, consumables and other after-market 55%
Industry	Industrial machinery investment	Industrial production
Construction	Investment in infrastructure	Construction activity/ outsourcing
Mining	Mining machinery investment	Metal and ore production

provide additional growth opportunities, but also limits the Group's cyclicality. The strategy contains the basic concept of increasing service during the lifetime of the products to secure competitive advantages. For example, the close interaction with customers in the equipment rental business offers a unique opportunity to make the most of end users' contributions to product and business development. The "use of products" concept has developed favourably for all business areas, and impacts all customer segments.

Despite this development, the Group remains sensitive to the cyclical changes surrounding equipment in various public and private sectors such as manufacturing, infrastructure and mining.

The important customer groups in the manufacturing and process industry demand and invest in compressors, industrial tools and assembly systems. Also, customers in the construction and mining industries invest in equipment, like drilling rigs, loaders, rock drilling tools, breakers and portable compressors. Investments in large construction projects, like railways, highways, and power plants, often depend on political decisions. In the private sector, however, underlying construction activities, interest rates, metal prices and stocks of metals can influence investments from the construction and mining industries.

Finally, when sales of capital goods increase, demand for consumables and services is likely to rise. Customers need tools, spare parts, consumables, and accessories on an ongoing basis. Demand for these products and services is relatively stable compared to the equipment sales. The gradual shift to more consumables and services, thus has a stabilizing effect on Atlas Copco's total performance.

"Use of products" account for approximately 35% of revenues in the Compressor Technique's business area, more than 55% in Construction and Mining Technique, 20% in Industrial Technique, and 85% in Rental Service.

Atlas Copco is a global industrial group headquartered in Stockholm, Sweden. Revenues for 2001 totaled MSEK 51,139, MEUR 5,458. The Group employs close to 26,000 people and manufactures products in 13 countries on five continents. The products are sold and rented under different

% of revenues | Business concept | Brands*

Compressor Technique




33 %

Compressor Technique develops, manufactures, markets and distributes oil-free and oil-injected air compressors, portable air compressors, gas and process-compressors, turbo expanders, electrical power generators, air treatment equipment (e.g. compressed air dryers, coolers and filters), and air management systems. Compressor Technique has resources for basic development in its core technology areas as well as the manufacturing capabilities for production of the compressor elements and other core components. Further, the business area offers specialty rental services based on compressors and generators.

Brands: Atlas Copco, Ceccato, Worthington Creyssensac, Mauguière, Chicago Pneumatic, Rand-Air, ABIRD, Mark Compressors, Grassair, Irmer+Elze

Construction and Mining Technique




14 %

Construction and Mining Technique develops, manufactures, and markets rock drills, rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, loading equipment, and geo-technical drilling equipment.

Brands: Atlas Copco, Chicago Pneumatic, Kango

Industrial Technique




23 %

Industrial Technique develops, manufactures, and markets industrial power tools and assembly systems, as well as professional electric power tools. It serves the needs of advanced industrial manufacturing like the automotive and the aerospace industry, industrial maintenance, light construction, and building installations.

Brands: Atlas Copco, Chicago Pneumatic, Milwaukee, Desoutter, AEG Power Tools, Georges Renault

Rental Service




30 %

Rental Service satisfies customer's needs for rentals, maintenance, service, and sales of new and used equipment through its North American network of 530 stores in the United States, Canada and Mexico. The ambition is to offer a comprehensive range of high quality products and services mainly to the construction and manufacturing industries. Availability, quality, and price are three important success factors of Rental Service Corporation, the second largest equipment rental company in North America.

Brands: Prime, Prime, RSC

*Registered trademarks.

brands through a worldwide sales and service network reaching some 150 countries, half of which are served by wholly or partly owned sales companies.

Financial targets over a business cycle	Target	Last 5-year
Revenue growth (%)	8	15.3
Operating margin (%)	15	12.7

Customers/Applications	Characteristics	Key events in 2001
The products are intended for a wide spectrum of applications where compressed air is used as a source of power, or as air in which it plays an active role in industrial processes. Clean, dry, oil-free quality air is the preferred solution for applications where compressed air comes into direct contact with the end product. Air treatment equipment is fully integrated in the compressor package, or can be installed separately. Portable compressors and generators are a reliable power source for machines and tools in the construction sector but also in numerous other industrial applications.Gas and process compressors and expanders are supplied to various process industries.	The continued success of Compressor Technique and its position as the global industry leader is based on Atlas Copco's philosophy to be and remain first in mind and first in choice through product innovation and customer interaction and commitment. This is a solid position maintained and driven by continuous research and development in compressor technology and in fields related to energy savings and environmental care. All major operations are according to certified ISO 9001 for Quality Management and to ISO 14001 for Environmental Management.	• Profitable growth • Investments in China • Launch of new products • New laboratory for shorter time-to-market
The products are sold, rented and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its principal manufacturing plants in Sweden, South Africa and the United States.	Construction and Mining Technique builds its business on its well-established reputation as a global supplier of state-of-the-art products. The business area aims to safeguard its position as a leader in terms of quality, reliability, productivity, service, the environment and ergonomics.	• Ongoing strong results from "use of products" • Improved profitability • Key drilling rig order for low-seam applications • Many new products launched
Industrial Technique is the world leader in industrial tools and assembly systems for safety critical joints. Industrial tools are used for manufacturing applications like assembling, tightening, drilling, grinding and riveting. Assembly systems are supplied primarily to the motor vehicle industry for multiple and synchronized nut tightening. Professional electric tools are used for light construction and building installations in the industrial, commercial and residential construction markets.	Industrial Technique's success is based on intensive research and development, performance products with outstanding ergonomic features, ability to serve customers on a global basis, a unique distribution system and products carrying world famous brands. Industrial Technique is the second largest manufacturer in North America for professional electric tools and among the top five manufacturers worldwide.	• Increased market shares in industrial power tools • Record year for product launches • Significant R&D investments
Rental Service serves a well-balanced and diversified customer base of contractors, industrial companies, and homeowners with different needs and activities. Larger multi-regional industrial customers, for example in the petrochemical sector, form an important customer segment. In total, Rental Service has more than 330,000 active customers in the United States, Canada, and Mexico.	Rental Service operates in the equipment rental business, which is growing faster than the underlying industry. The industry is undergoing consolidation. Rental Service has developed its strong market position by applying superior service concepts, efficient information systems, and economies of scale to logistics and purchasing.	• Merger of Prime Service and Rental Service Corporation • Profit deterioration due to low rental revenues and restructuring measures • Strong cash flow



Giulio Mazzalupi Bengt Kvarnbäck Freek Nijdam Göran Gezelius Thomas Bennett Arthur J. Droege



Hans Ola Meyer Marianne Hamilton Hans Sandberg Annika Berglund Hans W. Brodbeck

Group management

Giulio Mazzalupi
President and Chief Executive Officer. Employed since 1971. Born 1940.
Nationality: Italian
Education: Graduated from Rome University, Faculty Mining Engineer in 1965.
Career: Mazzalupi joined Atlas Copco in 1971 after a few years as COO Underground Mining at Cogne S.p.A., an Italian mine. He has held various positions within the Group, and has managed companies in four countries (Italy, Germany, Belgium and Sweden). Prior to his present position he was Senior Executive Vice President for the Compressor Technique Business Area.
External directorships: Member of the Boards of Directors of Electrolux-Zanussi and Parker Hannifin Corporation.
Holdings: 6,571 A, 8,529 options.

Bengt Kvarnbäck
Senior Executive Vice President Business Area Compressor Technique. Employed since 1992. Born 1945.
Nationality: Swedish
Education: Graduated from the Royal Institute of Technology in Stockholm, Metallurgical Engineering in 1970.
Career: Between 1970 and 1982 Kvarnbäck held various positions within Sandvik AB, Sweden. Kvarnbäck was then President for Secoroc AB, Sweden, and later for Invik & Co. AB, Sweden. He held the position as Executive Vice President for Industriförvaltnings AB Kinnevik, Sweden, prior to joining Atlas Copco in 1992 as Senior Executive Vice President, Business Area Industrial Technique.
External directorships: Member of the Board of Directors of Volvo Penta AB, Sweden.
Holdings: 11,371 A, 57 B, 9,014 options.

Freek Nijdam
Senior Executive Vice President, Business Area Construction and Mining Technique. Employed since 1970. Born 1940.
Nationality: Dutch
Education: Graduated from high school, UTS Mechanical Engineering, 1959.
Career: Nijdam began at Atlas Copco in 1970 after seven years as a representative for compressed air at Dekker Verpacking in the Netherlands. He has held various positions in many countries (Netherlands, Belgium, Mexico, Germany and Sweden). Prior to his current position he was President for Atlas Copco's Applied Compressor and Expander Technique division.
External directorships: Board member for Canadian Swedish Business Association, Sweden and Putzmeister AG, Germany.
Holdings: 1,317 A, 2,784 options.

Göran Gezelius
Senior Executive Vice President Business Area Industrial Technique. Employed since 2000. Born 1950.
Nationality: Swedish
Education: MBA, Stockholm School of Economics in 1973. M.Sc. in Chemical Engineering, Royal Institute of Technology in 1977.
Career: Gezelius joined the Sandvik Group in 1982 after a few years as Sales Engineer at Dow Chemical AB, Sweden, and working with energy-related projects and investigations at the Association of Swedish Heating and Ventilation Engineers, Sweden. Prior to joining Atlas Copco in 2000, he was President, Business Area Sandvik Saws and Tools. (Renamed Bahco Group AB in October 1999, when the company changed ownership from Sandvik AB to Snap-on Inc.)
Holdings: 0

Thomas Bennett
Senior Executive Vice President Business Area Rental Service. Employed since 1997. Born 1943.
Nationality: U.S. citizen
Education: After high school Bennett has participated in industry, management and computer courses.
Career: Bennett began his career in 1964 as General Manager for Tool Crib, Pasadena California. In 1975 he joined Prime Service, a company to which he has played an active part to the growth. When Atlas Copco in 1997 acquired Prime Service, Bennett was appointed President of the division. In January 1999, when Rental Service became a business area of its own, Bennett was appointed Business Area Executive.
External Directorships: Director of Associated Equipment Distributors Foundation (AEDF), Chicago, IL; Executive Advisory Board Director of MapleWood Partners LLP, Coral Gables, FL.
Holdings: 7,724 options.

Arthur J. Droege
Deputy Senior Executive Vice President Business Area Rental Service. Employed since 1976. Born 1948.
Nationality: U.S. citizen
Education: Bachelor of Science Mechanical Engineering from Northwestern University in Evanston, Illinois, 1972.
Career: Droege worked with sales and service in several companies before he began his career in Atlas Copco in 1976. He has served the Group in managerial positions in three countries (United States, Belgium, and Singapore). Prior to his present position he was President for the Oil-free Air division, and most recently, Regional Executive Asia Pacific.
Holdings: 9,014 options.

Hans Ola Meyer
Senior Vice President Controlling and Finance. Employed since 1991. Born 1955.
Nationality: Swedish
Education: MBA, Stockholm School of Economics, Sweden in 1977.
Career: Meyer was employed by Atlas Copco in 1978 to work with Group accounting and controlling. Later he moved to Ecuador as Financial Manager. He left Atlas Copco in 1984 to among other things lead the asset management at Penningmarknadsmäklarna—later JP Bank, Sweden. In 1991 Meyer re-joined Atlas Copco as Financial Manager in Spain, a position he held until 1993 when he became SvP Finance and member of Group Management. Meyer has held his current position since 1999.
External directorship: Member of the Board of SEB Fonder AB.
Holdings: 571 A, 300 B, 5,384 options.

Marianne Hamilton
Senior Vice President, Organizational Development and Management Resources. Employed since 1990. Born 1947.
Nationality: Swedish
Education: Bachelor of Arts at the Stockholm University in 1972.
Career: Hamilton began her employment working with recruitment at Astra in 1973. Between 1974 and 1990 she was a consultant for Mercuri Urval, a recruitment company in Sweden. In 1990 Hamilton joined Atlas Copco as Vice President Organizational Development for the Atlas Copco Industrial Technique division, and a year later she began in her present position.
External directorship: Stockholm School of Economics, Executive Education AB, Sweden
Holdings: 3,085 A, 5,384 options.

Hans Sandberg
Senior Vice President Legal. Employed since 1975. Born 1946.
Nationality: Swedish
Education: Master of law, Uppsala University, Sweden, 1970. Master of Comparative Jurisprudence (MCJ) New York University, United States, 1972.
Career: In 1972 Sandberg began as an Assistant Judge at Södra Roslagen District Court, thereafter he was an associate at the Lagerlöf Lawfirm in Sweden. He joined Atlas Copco in 1975 as Corporate Counsel. As a legal expert, he has also served the Group in North America. In 1989 Sandberg was promoted to his current position. Sandberg is Secretary of the Board of Directors, Atlas Copco AB.
External directorship: The Export Association of Sweden.
Holdings: 200 A, 3,902 options.

Annika Berglund
Senior Vice President Group Communications. Employed since 1979. Born 1954.
Nationality: Swedish
Education: MBA, Stockholm School of Economics, Sweden, in 1980. MBA, University of Antwerp, Belgium, 1995.
Career: Berglund began her career with marketing analysis in Atlas Copco in 1979. Since then she has had a number of different positions in the Group related to marketing, sales and business controlling. During an assignment in Great Britain she worked as a Sales Engineer. Prior to her present position, Berglund was Marketing Manager for Atlas Copco Controls, a company that was divested in 1999.
Holdings: 1,300 A, 165 B, 3,006 options.

Hans W. Brodbeck
Regional Executive Latin America. Employed since 1969. Born 1940.
Nationality: Swiss
Education: Diploma as Civil Engineer from State College of Engineering in Berne/Switzerland in 1963.
Career: Brodbeck begun his employment as a civil engineer of hydropower projects in Switzerland in 1965. He joined Atlas Copco in 1969 as a Sales Engineer for tunnel boring equipment. Brodbeck has served the Group in seven countries (Switzerland, Venezuela, Mexico, Ecuador, Portugal, Belgium and Brazil) and was General Manager in three of those. Prior to his current position he was President for Atlas Copco's Portable Air division.
Holdings: 9,014 options.

Known Management changes
(until February 14, 2002)



Effective July 1, 2002, **Gunnar Brock** will replace Giulio Mazzalupi as President and CEO for the Atlas Copco Group. Giulio Mazzalupi will retire at the age of 62 after 31 years with the Group.

Thomas Bennett retired on December 31, 2001.

Freek Nijdam will from February 28, 2002 take the position as Senior Executive Vice President Business Area Rental Service. He will be the business area's only representative in the Group Management. Thus, Art Droege will no longer be a member.

Björn Rosengren has been appointed Senior Executive Vice President for the Construction and Mining Technique Business Area as of March 1, 2002.

Hans W. Brodbeck will retire at the end of March 2002.


The face of interaction

Addresses

Atlas Copco Group Center
Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
www.atlascopco-group.com
Corp. id. no. 556014-2720

Atlas Copco Compressor Technique
P O Box 100
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-450 6011
Fax: +32-3-870 2443

Atlas Copco Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Atlas Copco Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Applied
Compressor and
Expander Technique
46 School Road
Voorheesville, NY 12186, USA
Phone: +1-518-765 3344
Fax: +1-518-765 3357

Atlas Copco Construction and Mining Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Atlas Copco
Rock Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Atlas Copco Secoroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco Wagner
P O Box 20307
Portland, OR 97294-0307, USA
Phone: +1-503-255 2863
Fax: +1-503-251 3014

Atlas Copco Industrial Technique
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045

Milwaukee Electric Tool
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-781 3117

Atlas Copco Electric Tools
Postfach 320
D-71361 Winnenden, Germany
Phone: +49-7195-120
Fax: +49-7195-126 66

Atlas Copco
Tools and Assembly Systems
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Chicago Pneumatic
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Atlas Copco Rental Service
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Rental Service Corporation
6929 E. Greenway Parkway, Suite 200
Scottsdale, Arizona 85254, USA
Phone: +1-480-905 3300
Fax: +1-480-905 3400

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com

Atlas Copco Sustainability Report 2001

01



Stable profits and increased value added. Continued progress towards ISO 14001 certification and overall improved environmental performance. Increased training and development hours for employees.

Atlas Copco

Contents



During the summer of 2001, managers in the Atlas Copco Group participated in a training program called Circles. The objective was to increase the knowledge about the Group—its vision, strategy and values—in order to achieve alignment.



01
Achieve
01

Three key publications

Atlas Copco will for 2001 release three separate publications to better serve its main stakeholders with information.

The **Annual Report** fulfills all the legal requirements on information. It also includes information of specific interest to the investor community.

The **Operational Report**, called **Achieve**, presents how Atlas Copco works to reach its vision and highlights strategic moves in a more detailed way. In this publication, the Group communicates what Atlas Copco stands for and what it is focusing on. The President and CEO, Giulio Mazzalupi, will here describe the Group in depth in his own words.

The **Sustainability Report** is brand new and will be published for the first time in May 2002. The report is Atlas Copco's first official report on environmental and social issues.

All reports are available in pdf format on the Group's Web site at www.atlascopco-group.com. There you can also order printed copies of the reports.

The Operational Report, Achieve, and the Sustainability Report are not part of the Annual Report and are not audited.

Atlas Copco AB and its subsidiaries are sometimes referred to as the Atlas Copco Group, the Group or Atlas Copco. Atlas Copco AB is also sometimes referred to as Atlas Copco. Any mention of the Board of Directors or the Directors refers to the Board of Directors of Atlas Copco AB.

To the Reader

I am pleased to present Atlas Copco's first sustainability report, with its main focus on environmental issues.

In 2001, the Group continued to develop and launch products with less environmental impact than the previous generations. Our recently revised Group environmental policy is in place, and almost all major manufacturing facilities have implemented and certified environmental management systems.

We have enhanced our efforts to be an employer of choice. Atlas Copco continues to prioritize competence development of employees, exemplified by our well-established Circles training program in which all employees will participate. The employer brand of the Group, which manifests what we stand for, has been reconfirmed to facilitate communication.

In economic terms, Atlas Copco has performed well, despite the weakening demand in the global economy, and the value added generated by the Group has increased.

Giulio Mazzalupi
President and Chief Executive Officer

Executive summary

During 2001, Atlas Copco made progress in a number of important areas. A selection of key economic, environmental, and social performance indicators is shown in the tables and diagrams.

Economic performance

The Atlas Copco Group has continued to perform well on the economic bottom line in 2001. The operating profit decreased marginally, but the value added generated by the Group increased and was distributed to stakeholders.


Value added
MSEK
KSEK
25,000
1,000
20,000
800
15,000
600
10,000
400
5,000
200
0
0
97
98
99
00
01
Per employee
Value added

Economic performance indicators	2001	2000
Operating profit, MSEK	6,130	6,392
Return on capital employed, %	12.6	14.5
Value added, MSEK	22,164	21,279

Environmental performance

In the environmental area, several noteworthy improvements have been made. The implementation of divisional environmental management systems is proceeding with good speed, and the environmental impact of Atlas Copco's manufacturing facilities is continually being reduced. A number of new products with improved environmental characteristics were also introduced during the year.

ISO 14001 certification


% of COGS certified
80
60
40
20
0
97
98
99
00
01

Environmental performance indicators	2001	2000
ISO 14001 certification, % of COGS*	74	62
Energy use, MWh per MSEK COGS	16.6	17.2
Water use, m^3 per MSEK COGS	21.6	26.1
Packaging materials, tonnes per MSEK COGS	0.89	0.92

*) Cost of goods sold

Social performance

Atlas Copco's workplace performance has improved to some extent. In particular, the number of work-related accidents per million working hours has been reduced, although the number of days lost per accident is unchanged. The average number of training hours per employee has increased substantially, although the Group target of 40 hours has not yet been reached.

Social performance indicators	2001	2000
Number of accidents per million hours worked	24.7	29.6
Number of days lost per accident	12.6	12.4
Average training hours per employee	35.2	24.8

Profile of Atlas Copco

Atlas Copco is a global industrial group headquartered in Stockholm, Sweden. The Group employs close to 26,000 people and manufactures products in 13 countries on four continents.

Atlas Copco wins prestigious brand award

Atlas Copco has been recognized with the prestigious Nordic Signum® brand award for having the strongest brand in the region. Atlas Copco has a multibrand strategy and owns a number of different brands, each with a defined role. The Group has a family branding structure, which means that each of these brands signals membership to the Atlas Copco Group. A user-friendly and thorough brand identity manual, brand audits, and a worldwide network of people help guide, support and follow-up that the Atlas Copco brand is treated in the right way.



Atlas Copco companies develop and manufacture electric and pneumatic tools and assembly systems, compressed air equipment, construction and mining equipment, and offer related service and equipment rental. The products are sold and rented under different brands through a worldwide sales and service network reaching 150 countries, half of which are served by wholly or partly owned sales companies.

Atlas Copco began its operations in 1873. The Group owns famous brands such as Atlas Copco, RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools.

Revenues for 2001 totaled MSEK 51,139, COGS amounted to MSEK 35,134, and the operating profit was MSEK 6,130. Atlas Copco's largest shareholder is the Investor Group, which controls about 21% of the votes. Atlas Copco shares are listed on the Stockholm, London, and Frankfurt stock exchanges with American Depositary Receipts (ADR) available in the United States.

Scope of the report

This is the first sustainability report for the Atlas Copco Group.

The report addresses all three sustainability performance dimensions (economic, environment, and social), with an emphasis on environmental performance. Atlas Copco traditionally has had extensive financial reporting, and will gradually increase reporting of broader economic and social performance in future sustainability reports and on the web site www.atlascopco-group.com.

The scope of this report is the Atlas Copco Group of companies, and all policy documents and performance data reported covers the entire Group, unless otherwise noted. In particular, environmental performance data is at this time only available from the major manufacturing facilities (covering approximately 58% of COGS). As the Group environmental and human resource information systems are comparatively new, historical data is only available for the year 2000.

Revenues by business area



- Compressor Technique 33%
- Construction and Mining Technique 14%
- Industrial Technique 23%
- Rental Service 30%

Revenues by customer category



- Mining industry 8%
- Construction industry 42%
- Manufacturing industry 24%
- Process industry 12%
- Service industry 6%
- Other 8%

Geographic distribution of revenues



- North America 51%
- South America 4%
- Europe 30%
- Africa/Middle East 4%
- Asia/Australia 11%

Vision and Strategy

Over the years, Atlas Copco has focused on developing products with less environmental impact and to be a good corporate citizen in the countries where we operate.

The Atlas Copco vision is to be a leader in each of the Group's four business areas, which means being first in mind and the first choice of customers. Such a vision requires a commitment to giving customers good value, which involves providing high quality, innovative products and services that allow customers to improve their productivity. For Atlas Copco it is a basic requirement, but increasingly also a competitive advantage that products are safe, environmentally friendly, ergonomic and functional in design.

Atlas Copco's vision is traditionally customer focused, but it is clear that in order to achieve this vision it is not enough to satisfy only the needs of customers whilst ignoring the legitimate concerns of the Group's other stakeholders. As described elsewhere in this report, Atlas Copco's basic beliefs include a commitment to customers, employees, shareholders, the environment and the societies in which the Group's companies operate.

In a sustainable society

In approaching a vision of how sustainable development affects the Atlas Copco Group, it is worth asking the question: how do Atlas Copco products contribute to a sustainable society? It is clear that by developing, manufacturing, and selling or renting products, Atlas Copco creates employment and contributes to economic development. It is also clear that Atlas Copco consumes various resources when producing products, and that these products have environmental impacts when they are used. By treating stakeholders fairly and respecting international human rights, Atlas Copco lays a foundation for more equitable and sustainable economic development.

Atlas Copco companies develop and manufacture a variety of industrial, construction, and mining machinery which is sold and rented all over the world. Customers in the construction and mining industries, which are important catalysts to economic growth in many developing economies, account for a significant portion (about 50%) of Atlas Copco revenues. A good infrastructure forms the backbone of any well-developed economy, whilst also contributing to social cohesion. The downside of this is that infrastructure projects frequently have significant environmental impacts, unless they are undertaken with considerable care.

Continuous improvements

Atlas Copco believes that the Group's products and services do not conflict with the ultimate goal of sustainable development, but rather they are important parts of the global sustainability effort. This does not mean that the products and processes cannot be improved to be even more in line with sustainable development. The Group believes that this should be done in a series of steps, as all improvements involve balancing a number of important economic, environmental, and social issues.

As part of Atlas Copco's strategy the Group is continually working to improve existing operations and in the development of innovative and more eco-efficient products. Furthermore, the Group is expanding revenues related to "use of products," including the sale of accessories and consumables, service and maintenance, and equipment rental. By offering a broader range of options, prolonging the useful life of Atlas Copco products and renting as well as selling equipment, customer value is enhanced while the environmental impact is reduced.

Atlas Copco named to Dow Jones Sustainability Indexes

For the second consecutive year, Atlas Copco has earned a place in the Dow Jones Sustainability World Index (DJSI World), which consists of more than 300 companies which represent the top 10% of the leading global sustainability companies. Atlas Copco was also included as one of 150 European companies in the launch of the Dow Jones STOXX Sustainability Index in October 2001. The DJSI methodology involves a comprehensive assessment of the three sustainability dimensions, considering factors such as company strategy, quality management, environmental responsibility and performance, and employee relations.

Policies, Organization and Management Systems

The Atlas Copco divisions are responsible for operating their respective businesses in an environmentally and socially responsible manner. At a Group level, necessary policies and guidelines are established to support and monitor divisional progress.

Environmental policy

The Atlas Copco Group Environmental Policy expresses a commitment to conduct business in an environmentally responsible fashion, and a vision that the Group's products and services should be in the forefront when it comes to environmental performance.

The Group Environmental Policy also addresses a number of strategic issues that need to be considered in reducing our environmental impact, including implementing environmental management systems (EMS), giving advice to customers, and assessing suppliers and business partners from an environmental perspective.

Within the framework of the Group Environmental Policy, each division has established working procedures, including divisional environmental policies attuned to the divisions' specific environmental and business issues.

The Atlas Copco Group Environmental Policy was last updated in August 2000 and applies to the entire Atlas Copco Group. The full text of the Environmental Policy can be downloaded at www.atlascopco-group.com.

Organizational structure and responsibilities

Atlas Copco is a highly decentralized group of companies, and the operational responsibility for environmental and workplace issues is delegated to the divisions and their presidents. Each business area has an environmental coordinator, who in most cases also has other responsibilities in one or more of the divisions. Sometimes this person is also responsible for health and safety or quality issues.

At Group level, there is a Sustainability Communications Manager whose primary responsibility is to communicate with internal and external stakeholders on environmental and other sustainability issues, but also to support the business area environmental coordinators. The Group Environmental Council, consisting of the Sustainability Communications Manager and the business area environmental coordinators, meets periodically to discuss common environmental management problems and share possible solutions. Group Management is responsible for updating the Group Environmental Policy.

Environmental management systems

The divisions have the operational responsibility for environmental management and performance. This includes a responsibility for implementing an EMS in accordance with the Group Environmental Policy, which states that such systems shall be implemented in all divisions and that all major manufacturing facilities (product companies) shall certify their systems according to the international standard ISO 14001.

Implementation of EMS is progressing very well and a majority of the major manufacturing facilities in the Construction and Mining Technique, Compressor Technique, and Industrial Technique business areas have certified their systems according to ISO 14001. Per year-end 2001, ISO certified management systems have been implemented in facilities representing 74% COGS, which is a significant increase from 62% in 2000. It is expected that certifying all major manufacturing sites, accounting for about 87% of COGS, will be done by the end of 2002.

The Rental Service business area has developed and implemented an EMS, which includes an environmental manual for store operations and a proactive remediation plan for dealing with contaminated sites. Altogether this means that Atlas Copco activities representing more than 84% of total Group COGS were covered by environmental management systems at year-end 2001.

"The Way We Do Things"

One of the most important management tools within Atlas Copco is the central database of Group principles and guidelines, policies and instructions, known collectively as "The Way We Do Things." This database contains standards relating to communications and marketing, environmental management, finance and administration, information technology, insurance, legal issues, and people management.

The environmental management section contains instructions and forms for Group environmental reporting as well as Group standards on the use of chemical substances—the so-called black, gray, and white lists, detailing which substances are restricted, limited, and recommended, respectively.

Apart from the standards in the environmental management section, there are important environmental-related issues also in other sections of "The Way We Do Things." In particular, it is worth noting that there are requirements to conduct both Phase I and Phase II environmental site assessments for all acquisitions and divestments. Furthermore, assessments of environmental

Atlas Copco and its key stakeholders


Provide a long-term investment return above the industry average
Strive to be a good and reliable corporate citizen
Conduct business in a strictly professional approach
Conduct operations in a manner which preserves the environment for future generations
Shareholders
Society and the environment
Employees
Atlas Copco
Recognize and reward achievement and performance
Provide access to information to enable people to do a good job
Offer a working environment where the rights of people are respected
Suppliers and business partners
Customers
Asked to join in the work for a better environment
Operate worldwide with a long-term commitment to customers in each market
Provide quality products and services with an increasing value/cost relation
Develop safe, environmentally friendly, ergonomic, and functional products and services to enhance customer productivity

compliance, will be part of the internal audit procedures, which are conducted as required, but always when there is a change of General Manager in a company.

Stakeholder relationships

A stakeholder may be defined as someone who can affect or is affected by an organization's activities. A large multinational company like Atlas Copco has many individual stakeholders, all of which cannot be taken into account all of the time. For this reason, Atlas Copco has prioritized those stakeholders that are crucial for the Group as a business enterprise.

In defining the Atlas Copco Group's core values and basic beliefs, five key stakeholder groups have been identified—shareholders, employees, customers, suppliers and business partners, and society and the environment—and guidelines have been established on how Atlas Copco should behave towards these groups. While there has been no organized Group level consultation process with key stakeholders on sustainability issues, there is an ongoing and informal dialogue with these stakeholders. In this way stakeholder views and expected reactions are constantly being considered in business decisions.

Economic Performance

Atlas Copco is a substantial economic contributor to the countries in which the Group operates. By providing jobs and paying fair wages, offering quality products that increase customer productivity, paying duties and taxes, and giving a good return on investments, Atlas Copco has a significant impact on several stakeholder groups.

Distribution of value added 2000


Employees 57%
Public sector 25%
Creditors 11%
Shareholders 7%

Distribution of value added 2001


Employees 61%
Public sector 23%
Creditors 9%
Shareholders 7%

Sustainable development implies that economic development should not take place at the expense of environmental and social degradation. At the same time, the interconnected nature of the economic, environmental, and social dimensions of sustainability indicates that economic growth is also a prerequisite for sustainable development. The economic impact of companies actually goes far beyond what is traditionally measured and disclosed by conventional financial accounting and reporting, although financial performance indicators are still considered the basic measures of business success.

Profit

In terms of traditional financial measures of profit, the Atlas Copco Group has performed well over a number of years. In 2001, the operating profit declined 4% to MSEK 6,130, and the operating profit margin decreased to 12.0% (from 13.7% in 2000). Profit was affected by restructuring costs of MSEK –260 (–26). Excluding these costs, operating profit declined marginally by MSEK 28, and the operating profit margin was 12.5% (13.8%). For comparable units, operating profit decreased mainly because of lower volumes, particularly lower rental revenues, but was to a large extent offset by favorable fluctuations in exchange rates. Group profit after financial items rose to MSEK 4,700 (4,689). Further information on Atlas Copco's financial performance is available in the Annual Report.

Profit indicators

	2001	2000
Operating profit, MSEK	6,130	6,392
Operating profit margin, %	12.0	13.7
Profit after financial items, MSEK	4,700	4,689
Profit margin, %	9.2	10.1
Return on capital employed, %	12.6	14.5

Value added

Atlas Copco is first and foremost a business enterprise whose primary purpose is to create value for its various stakeholders. The focus has been on generating a good long-term investment return for shareholders, but achieving this goal of course depends on the Group's ability to also satisfy other stakeholders. This includes providing customers with quality products and services at reasonable prices, offering employees relevant compensation and working conditions, and contributing to the economic development of the communities in which the Group operates by paying taxes.

One way of expressing economic performance is by tracing the direct economic impacts on various stakeholders as in the statement of value added below. This statement shows the source and monetary amount of value added by the Atlas Copco Group, and how this value is distributed among the various stakeholders. The balance is reinvested in the Group to finance further growth and value creation for the benefit of all stakeholders.

Statement of value added

MSEK		2001	2000
Generation of value added:			
Customers	Revenues	51,139	46,527
Suppliers	Costs for goods and services	–28,975	–25,248
	Value added	22,164	21,279
	Of which retained in business	–6,509	–5,941
	Distributed to stakeholders	15,655	15,338
Distribution of value added:			
Employees	Wages and salaries	9,541	8,792
Public sector	Taxes and social costs	3,559	3,836
Creditors	Interest payments	1,430	1,703
Shareholders	Dividend payments	1,125	1,007

Customers

The source of the value added by Atlas Copco activities is the ability to satisfy the needs of customers, providing them with high quality innovative products and services. The products and services contribute to customers' productivity by providing them with the right tools for the job.

Atlas Copco has been in business for almost 130 years, which in itself is testament to the long-term commitment to customers and the Group's ability to adapt to their requirements. Over this time, Atlas Copco has grown from a small local supplier to a multinational corporation with 98% of revenues originating from outside Sweden. In the past five years, compound annual growth of revenues averaged 15.3%, mainly due to acquisitions. This is well above the Group target of 8% annual revenue growth over a business cycle.

Suppliers

Atlas Copco's suppliers are an integral part of the offer made to customers. The Group's companies depend on suppliers, business partners, and the quality of their work to continue providing high quality products and services to customers. Most suppliers of core assembly components are based within an average radius of about 400 km from Atlas Copco manufacturing plants. This helps reduce the delivery time and creates local employment.

Employees

Close to 26,000 people worldwide are employees of the Atlas Copco Group, and the economic activity generated by the Group's business sustains with thousands of additional jobs suppliers and business partners. This is, of course, a huge responsibility. It is critical for Atlas Copco to be considered an attractive employer and thus be able to employ competent people. Treating employees fairly and paying them reasonable wages is fundamental to being a good employer. A number of indicators showing various aspects of the employer-employee relationship are reported in the section on social performance.

Public sector

A portion of revenues generated by Atlas Copco is paid to governments around the world through various duties and taxes. These duties and taxes contribute to economic development as they are used to finance various social and other institutions that are necessary for a well-functioning society, and thus a prerequisite for economic growth. Taxes in 2001 amounted to MSEK 1,622 or about 35% of profit after financial items. Taxes in Sweden amounted to MSEK 481.

The social costs for employees that Atlas Copco pays in most countries contribute to the funding of pensions, unemployment and other social benefits that provide security and improve the quality of life for the employees and their families. These social costs amounted to MSEK 1,937 or an average of SEK 74,000 per employee in 2001.

Creditors and shareholders

Atlas Copco depends on its creditors and shareholders for funds to finance the asset base that is employed to create added value. Creditors are compensated with regular interest payments for the funding they provide and will eventually be repaid the full value of the amounts borrowed from them. Shareholders receive annual dividends from Atlas Copco, and also have the opportunity to make capital gains by selling their shares on the stock exchange.

Atlas Copco has provided increasing dividend payments to shareholders for several years, and the target is to annually distribute 30–40% of earnings per share as dividends. If the shareholders approve the Board of Directors' proposal for a dividend of SEK 5.50 per share for 2001, the average dividend growth for the five-year period 1996–2001 will equal 8.8%. During that period, the Atlas Copco share price (in SEK) has increased by 48%. The total annual shareholder return (annual dividend plus the appreciation of the share price) has averaged 10.4% per year in the past five years. This compares with the corresponding total return for the Stockholm stock exchange, which amounted to 13.3%.


PRIME

Integrated rental management enhances customer productivity

Through a strategic alliance with Shell, Rental Service is on site at Shell refineries and chemical plants throughout the United States, servicing the majority of Shell's equipment needs. With the Integrated Rental Management program, equipment not being used on a project is taken off rent, thereby eliminating idle time with the meter running. A mechanic is always available to handle problems, and a preventive maintenance program ensures that equipment is always reliable. Shell has discovered that by using an equipment rental specialist to take care of its equipment needs, it can save money and increase efficiency.

More ergonomic and user-friendly power tools

Atlas Copco has always given high priority to the ergonomic design of its products, and has developed a method to compare and evaluate ergonomic features on power tools. The launch of the AEG ErgoMax design by Atlas Copco Electric Tools is a good example of a recently developed percussion drill that incorporates good ergonomics. The greatest innovation of the ErgoMax design is the detachable handle, making the tool approximately 30% shorter than comparable drills. This enables the user to guide the ErgoMax along the spindle axis when drilling to put pressure on the bit, giving a better grip and greater precision in cramped spaces.


AEG

Environmental Performance

The environmental impact from manufacturing facilities is relatively minor compared to the impact from the use and end-of-life disposal of Atlas Copco products. The focus is therefore on designing products with good environmental performance over the entire life cycle.

At a Group level it is a challenge to identify and measure relevant indicators for the environmental performance of products. Consequently, the Group environmental information system, which was developed and implemented during 2000, does not include product indicators at this time. Instead, a number of environmental product improvements are reported as case studies below.

The Group environmental information system presently encompasses major manufacturing sites in the Compressor Technique, Construction and Mining Technique, and Industrial Technique business areas (covering approximately 58% of Group COGS). The measurement and reporting procedures will continue to be refined and updated, and the system will eventually also cover the environmental performance of the Rental Service business area.

The single most important environmental objective is to ensure that EMS's are implemented in all divisions, and that all major product companies are certified according to the international standard ISO 14001. Remarkable progress has been made in the past couple of years, and per year-end 2001, 74% of the Group's manufacturing and logistics capacity was ISO certified.

Environmental performance indicators

	2001	2000
Energy use, MWh	308,319	291,045
—in relation to COGS	*16.6*	*17.2*
Water use, m^3	401,583	441,817
—in relation to COGS	*21.6*	*26.1*
Packaging materials, tonnes	16,467	15,568
—in relation to COGS	*0.89*	*0.92*
CO_2 emissions (energy), tonnes	65,891	63,889
—in relation to COGS	*3.6*	*3.8*

Energy use

Using energy does not in itself have an environmental impact. It is the production of energy that affects the environment, most notably by contributing to air pollution and global climate change through the burning of fossil fuels. By demanding more energy, Atlas Copco therefore indirectly impacts the environment.

The use of energy has been identified as a significant environmental aspect in several production facilities, and objectives and programs for reducing energy use by 5–10% have been introduced at Atlas Copco Secoroc in Sweden, Atlas Copco Electric Tools in Germany, and Milwaukee Electric Tool in the United States.

The energy indicators in the table and graph show that the Group's energy usage has increased from 291,045 MWh to 308,319 MWh in absolute terms, but decreased by 3% (from 17.2 to 16.6) when adjusted for increased production, as expressed by COGS.

Most of the energy used is purchased from utility companies, but a fair amount of energy (heat) is also generated on site using various fuels, mainly natural gas. The purchased electricity is mostly generated using nuclear and hydropower (approximately 45% and 15%, respectively), and only about 35% is generated using fossil fuels (oil, coal, gas). Bio-fuel accounts for the remaining 5%.

Water use

Water is a scarce resource in many parts of the world. Atlas Copco's manufacturing sites are mainly located in Europe and North America, where water is generally quite abundant. However, the demand for water is also high in this part of the world, and several countries have a fresh water supply per person of less than 1,700 m^3 per year, which is sometimes an indicator of so-called "water stress."

Atlas Copco used 401,583 m^3 of water in the Group's production processes in 2001, a decrease of 9% from 2000. More than 75% of this water was used in countries suffering from water stress, including Belgium, Germany, and the United States. Since the Group's production has also increased in 2001, the average amount of water used per MSEK COGS has decreased significantly from 26.1 m^3 in 2000 to 21.6 m^3 in 2001. This is partly due to some problems with leakages in 2000, but also to the implementation of water conservation programs

Eco-efficiency indicators


Energy, water and CO_2 per MSEK COGS
30
25
20
15
10
5
0
00 01
00 01
00 01
Energy use, MWh
Water use use, m^3
Energy CO_2, tonnes

e.g. at Georges Renault in France and Milwaukee Electric Tool in the United States.

Materials use

The Group's production processes mostly involve machining and assembly of prefabricated components manufactured by suppliers in accordance with Atlas Copco specifications. As such, there is only a limited consumption of materials in Atlas Copco operations, although when seen in a life cycle perspective, materials used is certainly an issue taken into consideration when designing Atlas Copco products.

Presently, the Group's environmental information system does not consistently track materials used in the production process, apart from selected chemical substances. However, the use of packaging materials is a significant part of the Group's total environmental impact, and a number of manufacturing sites have programs in place to reduce this consumption, e.g. at Compressor Technique's Antwerp facility and at Milwaukee Electric Tool's facilities involving the use of returnable wooden pallets.

In 2001, 16,437 tonnes of materials was used for packing products or parts leaving the manufacturing sites. This amounts to approximately 887 kg per MSEK COGS, down from 920 kg in 2000. The most common packaging materials are wood, paper, and cardboard, accounting for almost 70% of the total mass. The remaining 30% are evenly divided between various plastic materials and steel carrying cases used for electric tools.

CO_2 emissions

Carbon dioxide (CO_2) contributes to global warming and can therefore potentially affect the Earth's climate. CO_2 is produced when fossil fuels are burned either in the course of energy production or for transportation purposes. Additionally, CFC compounds ("freons") have global warming potential, as they gradually evaporate and emit greenhouse gases to the atmosphere.

At this time, only CO_2 emissions resulting from energy production can be measured reliably. The aim is to improve the Group's environmental information system so that accurate CO_2 emissions from transports can also be measured and reported in the future.

The total calculated CO_2 emissions from energy production (both on and off site) was close to 66,000 tonnes in 2001, which is an increase from 64,000 tonnes in 2000, but a decrease of 6% (from 3.77 to 3.55) when adjusted for changes in production volume (in terms of COGS). The CO_2 emissions from energy production are only indirectly within the Group's


Milwaukee

Industrial Technique ISO 14001 pioneers

The main Group environmental objective is to have all major product companies achieve ISO 14001 certification. The Industrial Technique business area has made good progress towards this goal, and moreover, the divisions are setting the pace for the industry. In 1997, Atlas Copco Electric Tools was the first division in the Group—and the first electric tool company in Europe—to receive an ISO 14001 certificate. In 1999, Milwaukee Electric Tool Corporation became the first United States power tool company to achieve ISO 14001 certification of its environmental management system.

Dust-free drilling with new dust suppression system



All rock drilling produces some form of dust. Modern drilling rigs will take care of most of the coarse dust, but frequently leaves behind a finer dust. In many countries, stricter environmental regulations have imposed limits on dusting, especially when drilling near residential areas. The Dust Suppression Agent (DSA) system from Atlas Copco Construction and Mining Technique uses a biodegradable foam and water mixture to help bind the fine dust and considerably reduces the total amount of dust released to the air to less than 0.1 mg/m³.

control, and more than 60% of these emissions occur at the suppliers' power plants.

Products and services

With a life cycle perspective it becomes apparent that Atlas Copco also has a significant indirect environmental impact in the supply chain upstream, and especially downstream during the product use phase. A number of environmental reviews and life cycle assessments have shown that energy consumption, oil leakage, noise and dust emissions are the most significant environmental impacts that occur during the useful life of the products. Energy efficiency is also an important aspect of the value/cost relation of many Atlas Copco products, as lower energy consumption means lower operating costs for the customer.

All product development takes these and other relevant environmental and ergonomic aspects into consideration in order to minimize future negative impacts. There are numerous examples of environmental improvements being made to products in all business areas. Some examples include the energy-efficient Variable Speed Drive (VSD) compressors and the new DSA dust suppression system for rock drilling rigs.

ISO 14001-certification in China



After a three-day audit, Lloyd's Register Quality Assurance recommended certification of the Atlas Copco Compressor facility in Wuxi, China. The ISO 14001 certificate was received in November, 2001. Environmental issues are now generally being given higher priority in China. Atlas Copco is committed to contribute to an improved environment, and some progress has already been made. During the construction of a factory expansion earlier this year, special attention was given to noise reduction, waste water and sewage treatment, materials recycling, and chemicals storage. Steam provided by a central steam plant was chosen for the factory heating system.



Energy savings with VSD compressors

Conventional compressors provide a constant flow of compressed air and cannot adjust the air supply to a specific need. However, in most production processes, the demand for compressed air is not constant and varies depending on the activity in the factory. The VSD line of compressors from Compressor Technique can vary the speed of their drive motors and thus adjust the air supply to the actual demand. This feature permits a more energy-efficient use of the compressor, and considerably reduces lifetime energy costs compared to a conventional compressor. Energy savings can amount to as much as 22% over a five-year period.

Conventional installation
Average cost distribution*



- Energy consumption 77%
- Investment 13%
- Maintenance 8%
- Installation 2%

VSD installation
Average cost distribution*



- Energy consumption 50%
- Savings 22% on LCC*
- Investment 17%
- Maintenance 9%
- Installation 2%

*Life-cycle cost comparison over a five-year period.

"Water for All"

Atlas Copco and its employees sponsor the charity "Water for All." Since the organization was established in 1984, approximately 1,200 wells have been drilled or dug, supplying fresh water to more than 300,000 people in countries where this life necessity is a scarce resource.

An exclusive Atlas Copco project, "Water for All" was initiated by two employees, Peter Håkansson and Torgny Rogerts. The idea developed in 1984 when Peter and his wife visited Peru to adopt a child. Shocked and terrified by how people suffered from the prevailing drought, Peter was determined to provide some help to the catastrophe area. Torgny instantly joined him. Together they organized ways to collect and offer financial support to water-drilling projects in regions with need. The fact that Atlas Copco produced equipment suitable for this purpose was a clear advantage. The two enthusiasts contacted the board of Atlas Copco AB to ask for their support, and the organization was quickly put in place.

The "Water for All" organization has successfully supported projects to drill or dig for water in countries like Peru, Kenya, Sudan, Burkina Faso and Afghanistan. To safeguard that the new water wells will provide people with fresh drinking water during years and years, the beneficiaries have to commit themselves and contribute money to a small maintenance and repair fund. To ensure success, these water digging and drilling projects are always conducted in co-operation with non-political aid organizations with local experience in the relevant countries.

For the past 17 years, Atlas Copco and its employees have funded "Water for All" with matching contributions. Major donations are also made by international aid organizations, in particular SIDA, the Swedish International Development Cooperation Agency. Currently, "Water for All" is only open to Atlas Copco's employees in Sweden. The project engages any person who comes across the organization, it bridges different cultures, and make people talk the same language. The reason is simple: it focuses on one of the necessities for life—water.

Distribution of water wells by country


Peru
Kenya
Afghanistan
Other countries



Among the countries where "Water for All" has supported projects is East Africa. More information is found at www.water4all.org.

Social Performance

Atlas Copco strives to be a good corporate citizen wherever the Group carries out business. The values and beliefs include a commitment to the rights of people. In particular, the company endeavors to be—and be recognized as—a good employer.

Whereas there is some international agreement on measures of environmental performance, there is at this time no generally accepted set of social performance indicators. The most well developed social indicators are various measures of workplace performance, including health and safety, workforce diversity, and professional development. In this report the focus is on employees and a selection of workplace performance indicators.



Safety and environmental program in Mexico

The Rental Service business area operations in Mexico invited the ISP (Rental Service's internal service provider) Risk and Safety Department to review its safety and environmental program. The July 2001 visit afforded the ISP team an opportunity to meet and work with local personnel and safety managers. The team visited two of the six Mexico locations, with an actual Safety and Health Assessment performed on the Monterrey location. Though no formal program had been implemented, the location made an above average score and was excited to learn how to improve in the future.

Focusing on workplace performance

To have competent and committed people in order to bring the Group forward in line with its strategy is part of the vision, and the Group therefore places great emphasis on the competence development of employees. People are encouraged to take responsibility, ask questions, and work in different positions throughout the Atlas Copco Group. To promote job mobility there is a well-functioning International Job Market within the Group where all vacant positions are posted. To support professional development each employee is entitled to an annual performance appraisal and one-on-one discussion with their immediate superior.

The Group human resources department continually tracks a set of employee-related indicators measuring competence, training, job mobility, and other aspects of workplace performance. Information on health and safety performance, employee compensation, and industrial relations is available at divisional or country level, and is not ordinarily monitored at Group level. However, these issues are of course also important aspects of Atlas Copco's social performance.

Workforce structure

It is apparent from the presentation of the workforce structure that there is a majority of male employees, with 18% of the total workforce and 3% of managers being female. This proportion has been fairly consistent over a number of years, and is not uncommon for industrial companies in the engineering

Workplace performance indicators

	2001	2000
Average number of employees	26 201	26 392
Workforce structure		
Female employees, %	18	17
Female managers, %	3	3
Employees[1]:		
Below 30 years, %	*21*	*21*
Between 30 and 50 years, %	*59*	*59*
Above 50 years, %	*20*	*20*
Health & safety[2]		
Number of accidents per million hours worked	24.7	29.6
Number of working days lost per accident	12.6	12.4
Competence development		
Average number of training hours per employee	35.2	24.8

1) Excluding United States

2) Excluding China, East Europe and Rental Service business area

sector. Similarly, the age distribution of employees has remained stable. The majority of (non-United States) employees are in the 30–50 age bracket, with the remaining 41 % evenly divided between the below 30 and above 50 age brackets.

Health and safety

The well being of Atlas Copco employees is a key concern. Unfortunately, accidents in the workplace do happen occasionally, but the frequency of such work-related accidents is continually being reduced—from 29.6 per million hours worked in 2000 to 24.7 per million hours worked in 2001. The time lost as a result of these accidents has not been reduced to the same extent, and the number of working days lost per accident has increased marginally.

The Atlas Copco definition of a work-related accident is similar to the definition given by the United States Occupational Safety and Health Administration (OSHA), and includes illness or injury resulting in loss of consciousness, restriction of work or motion, transfer to another job, or requiring medical treatment beyond first aid.

Competence development

Developing employee competence is crucial both to business success and to personal development, and ongoing training activities take place throughout the year. In 2001, employees received an average of 35.2 hours of training, up from 24.8 in 2000. The Atlas Copco Group goal is an average of 40 hours of training and development per employee per year.



Circles in Kenya

The Atlas Copco Circles concept has been used since 1996 as a tool to help employees learn about the Group, its structure, values and vision. As all employees in all positions are involved, the Circles program also presents an opportunity to learn about the local company and fellow employees. Atlas Copco Kenya is a small company within the Group, and the feeling of belonging to the Atlas Copco Group is clearly strengthened through the Circles group sessions. Many employees are not aware of the Group's roots, nor have they realized its size and their own contribution to its success prior to participating in the Circles sessions.

Employer branding to attract and retain great people



To be first in mind, first in choice, Atlas Copco needs great people. To attract prospective employees, an employer branding project was launched in 2001. The project reconfirms what Atlas Copco has to offer, and includes a range of communications materials to position the Group as an employer.

Atlas Copco ranked top in INSEAD survey of global companies

A survey conducted by INSEAD, Europe's leading business school, has ranked Atlas Copco as one of the top 10 best companies in the Western world, and number one in the Engineering and Machinery sector.

The Competitive Fitness of Global Firms 2002 report is based on a survey of the 500 largest companies in Europe and North America, grouped into eight industry sectors. It judges the respondents according to 12 key business capabilities, including: customer orientation; innovation; human resources; corporate culture; mission and vision; planning and intelligence; technical resources; marketing operations; international effectiveness; performance; market strategy; organization and systems. The report also provides a measure of E-business capability.

A score of 65 or higher puts a company into the world class category. Of the companies surveyed, only 86 made it to this level. Sharing the top spot overall with 82 points were BMW and Nokia. Atlas Copco's 77 points put it on a par with Microsoft and Banco Commercial Portuguese, and ahead of other prestigious companies such as SAP, Diageo and Exxon Mobil. Atlas Copco is far ahead all other companies surveyed in the Engineering and Machinery sector, according to the results.

Glossary

Bio-fuel Renewable fuels usually derived from wood and by-products from logging of wood.

Capital employed Total assets less non-interest-bearing liabilities/-provisions.

In calculating capital employed in the business areas, in contrast to the calculation for the Group, deferred tax liabilities are not deducted. Capital employed reported by business area includes an allocation of the total Group cash and financial investments in proportion to average capital employed.

Carbon dioxide (CO_2) The most common greenhouse gas found in the atmosphere.

Cost of Goods Sold (COGS) All costs incurred to manufacture goods (and provide services) to be sold, including costs for material, salaries, and depreciation of equipment, but excluding overhead costs for marketing and administration.

Environmental Management Systems (EMS) The part of the overall management system that includes organizational structure, planning activities, responsibilities, practices, procedures, processes and resources for developing, implementing, achieving, reviewing and maintaining the environmental policy. An EMS involves a systematic and documented approach to environmental management.

Fossil fuels Fuels originating from organisms of an earlier geological age, including coal, oil, natural gas and peat.

Freons (CFCs) A group of chemical compounds, chlorofluorocarbons, previously used as cooling agents. CFCs are considered to be harmful to the ozone layer and contribute to global warming.

ISO 14001 An international standard, developed by the International Organization for Standardization (ISO), for setting up and certifying environmental management systems.

Life Cycle Assessment (LCA) A method for assessing the total environmental impact of a product or service "from cradle to grave," including all phases of production, use and final disposal.

Megawatt hour (MWh) A measure of electrical energy equal to the power provided by one megawatt in one hour. Mega is the metric prefix for one million.

Operating profit Revenues less all costs related to operations, but excluding financial items (income and expenses) and taxes.

Operating profit margin Operating profit as a percentage of revenues.

Profit margin Profit after financial items as a percentage of revenues.

Return on capital employed (ROCE) Profit after financial items plus interest paid and foreign exchange differences as a percentage of average capital employed.

Stakeholder An individual or group concerned with or affected by the activities of an organization.

Sustainability Meeting the needs of the present without compromising the ability of future generations to meet their own needs; improving quality of life for everyone, now and for generations to come. Sustainability has three dimensions: economic, environmental, and social sustainability.



Contacts

This is Atlas Copco's first sustainability report. To help the Group develop future reports so that they are useful and relevant to your needs, we would appreciate your feedback on the contents and format of this report. You can send general comments or questions relating to this report to any of the following people at Atlas Copco Group Center:

Sustainability issues:
Fredrik Ljungdahl, Sustainability Communications Manager
SE-105 23 Stockholm, Sweden
Phone: +46 70 200 94 91
fredrik.ljungdahl@atlascopco.com

Investor relations:
Mattias Olsson, Investor Relations Manager
Phone: +46 8 743 8291
mattias.olsson@atlascopco.com

Other information about Atlas Copco:
Annika Berglund, Senior Vice President Group Communications
Phone: +46 8 743 80 70
annika.berglund@atlascopco.com

Cathrine Gustafsdahl, Communications Manager
Phone: +46 8 743 80 74
cathrine.gustafsdahl@atlascopco.com

Atlas Copco AB
SE-105 23 Stockholm, Sweden
Phone: +46 8 743 8000
www.atlascopco-group.com

Atlas Copco Press Information - 2000

(Interim reports in bold)

January

28 Appointment of the new President for Uniroc – Stefan Andersson.

February

14 Preliminary 12-month report – Demand continues to improve in fourth quarter

Mazzalupi comments on Atlas Copco's Q4 results

15 Milwaukee Electric Tool becomes first U.S. power tool manufacturer to receive ISO 14001 Certification

28 Atlas Copco's RSC Division announces six strategically complementary acquisitions

March

22 Atlas Copco wins large order from Mexican mine

28 Notice of Annual General Meeting

April

18 Atlas Copco's European Sales Companies Outsource Administrative Services to Internal Supplier

19 Atlas Copco North America Inc. has signed an agreement to sell Atlas Copco Rotoflow Inc.

27 Interim Report on the three months ended March 31, 2000 - Revenues up in all regions

Atlas Copco's Annual General Meeting

Atlas Copco launches extended option plan

28 Atlas Copco rewards new marketing concepts and product innovations.

May

5 Atlas Copco appoints new executive for Industrial Technique business area

8 Atlas Copco's Rental Service Business Area Establishes Internal Service Provider

Rental Service Corp. Announces Eight Completed Strategic Acquisitions

17 Atlas Copco's Milwaukee Electric Tool division launches new e-business web sites

29 Atlas Copco receives pioneering order from Iran

June

July

-

August

8	**Interim report as per June 30, 2000 – Strong order growth in the second quarter**
	Mazzalupi comments on Atlas Copco's Q2 results
	www.atlascopco-group.com
17	Atlas Copco Rock Drills attains ISO 14001 certification
21	Art Droege new deputy at Atlas Copco Rental Service business area

September

4	Atlas Copco's RSC Division Announces Eleven Completed Acquisitions
6	Atlas Copco acquires the Diamond Bit Manufacturer, Hobic Bit Industries Corporation
15	New date for Atlas Copco's Q3 report.

October

24	**Interim report as per September 30, 2002 - Record result in the third quarter**
	Mazzalupi comments on Atlas Copco's Q3 results
	Atlas Copco's Rental Service divisions to merge
30	Atlas Copco's financial information for 2001

November

7	Atlas Copco launches Internet technology in tightening systems for car assembly
15	Dan Perry new President for Atlas Copco's Milwaukee Electric Tools Division

December

11	Atlas Copco Appoints New Controller to Rental Service Business Area

press information

Corporate Communications

New President for Atlas Copco's Uniroc division

Stockholm, January 28, 2000---Stefan Andersson, presently Managing Director Trelleborg Protective Products AB, has been appointed President for Uniroc, a company within the Atlas Copco Group.

Stefan Andersson graduated as Master of Science, Mechanical Engineering, from the Lund University, Sweden, in 1988. The same year, he started to work at ABB Stal AB, in Finspång, Sweden, within the areas of engineering, development, as well as marketing. Since 1996 he has been working for Trelleborg in Ystad, as a President for Trelleborg Protective Products AB.

Stefan Andersson will take up his new position at Uniroc on August 1, 2000.

Uniroc, a division in the Construction and Mining Technique Business Area, is a leading manufacturer of rock drilling tools to the mining and construction industry. The division is based in Fagersta, Sweden, where it has its main production.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1998, the Group had revenues of SEK 33.7 billion, with 97 percent of revenues outside Sweden. Today the Group has more than 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, and assembly systems and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site: www.atlascopco.com.

For further information, please contact:

Freek Nijdam, Senor Vice President, Construction and Mining Technique
Phone +46-8-743 8314.
E-mail: freek.nijdam@atlascopco.com

Atlas Copco

press information

Corporate Communications

February 14, 2000

ATLAS COPCO
Preliminary 12-month Report, 1999

Demand continues to improve in fourth quarter

	January–December		*Change*
	1999	*1998*	*%*
Revenues	*36,234*	*33,740*	*+7*
Operating profit	*4,470*	*4,345*	*+3*
– as a percentage of revenues	*12.3*	*12.9*	
Profit after financial items	*3,412*	*3,637*	*-6*
– as a percentage of revenues	*9.4*	*10.8*	
Earnings per share, SEK*	*11.50*	*11.96*	*-4*

** Previous year's figure has been restated for equity rights issue.*

The Atlas Copco Group's revenues for 1999 increased 7 percent, to SEK 36,234 m. (33,740), corresponding to a volume decrease of 2 percent. The net effect from acquisitions and divestments was an increase of approximately 8 percent. Foreign exchange fluctuations had a positive translation effect of 2 percentage points. Orders received increased 11 percent, to SEK 36,534 m. (32,979), corresponding to a volume increase of 1 percent for comparable units.

The Atlas Copco Group's profit after financial items decreased, to SEK 3,412 m. (3,637). The profit margin was 9.4 percent (10.8).

Dividend

The Board of Directors proposes that a dividend of SEK 4.75 (4.32) per share be paid for the 1999 fiscal year.

Near-term outlook

The healthy level of demand in North America is expected to remain at its present level. The equipment rental industry is foreseen to continue growing at a faster pace than the economy in general. The rise in interest rates may effect negatively the demand from some industry sectors.

Overall, demand in Europe is expected to increase, as higher production output will eventually trigger investment for capacity expansion. Infrastructure projects in Europe are also expected to have some positive effect on demand.

The recovery in the Asian region is foreseen to continue, leading to improved demand from most industry sectors. In South America, Africa, and the Middle East, higher commodity prices are expected to lead to a slightly higher level of activity in related industries.

In summary, the overall demand for Atlas Copco's products and services is expected to improve in the near term.

Market development

Overall, demand in North America remained at a high level. Increases in oil and metal prices contributed to stronger demand from the petrochemical and mining industries, respectively. Non-residential building activity continued to be strong but showed large regional differences. At the end of the period certain sectors, such as residential construction and car sales, showed some signs of leveling off due to the rise in interest rates.

In Europe, demand improved somewhat in the last quarter, mainly owing to favorable development in France and Spain, while Germany remained at the level of the two preceding quarters.

The manufacturing industry in Great Britain and the Nordic countries continued to develop unfavorably throughout the period, affecting overall demand from this sector.

The strong recovery in many Asian markets continued in the fourth quarter, chiefly in South Korea, India, and Japan. The Chinese economy developed more slowly, while customer demand in Australia remained low.

Demand in South America was mixed, with improvements in mining countries, while Brazil recovered from its financial crisis more slowly than anticipated. In Africa and the Middle East, the strongest growth was noted in South Africa.

Sales performance

Orders received were up 11 percent in 1999, at SEK 36,534 m. (32,979). Volume growth was 1 percentage point after excluding a positive currency effect of 2 percent and a net effect from acquisitions and divestments of 8 percent. The volume gain was chiefly related to strong order growth in the fourth quarter, which offset the year's weak start, partly related to the seasonality in the rental service business.

Revenues increased 7 percent, to SEK 36,234 m. (33,740), corresponding to a volume drop of 2 percent.

***Geographic distribution of orders received** (%)*

January–December	*1999*	*1998*
Europe	*37*	*41*
North America	*45*	*37*
South America	*4*	*6*
Africa/Middle East	*4*	*5*
Asia/Australia	*10*	*11*

Earnings

Operating profit increased SEK 125 m., to SEK 4,470 m. (4,345), or 3 percent compared to 1998. The profit includes non-recurring items of SEK 83 m. in the third quarter from the Industrial Technique business area. The increase in operating profit was wholly attributable to the Rental Service business area and the acquisition of RSC, in particular. For comparable units, operating profit dropped as a result of the volume decrease and an unfavorable shift in the overall composition of equipment sales. The cost adjustments made by operating units to adapt to a lower level of activity early in 1999 and an increased share of after-market revenues helped to offset part of the negative volume effect. The strength of the U.S. dollar had an overall positive effect, but the currency effect in total was limited to less than 2 percent of 1999 profit. Operating margin decreased, to 12.3 percent (12.9).

Net financial items amounted to SEK –1,058 m. (-708), of which net interest items accounted for SEK –1,034 m. (-680) and financial foreign exchange differences for SEK –26 m. (-33).

Profit after financial items decreased 6 percent, to SEK 3,412 m. (3,637). The profit margin was 9.4 percent (10.8).

Net profit for the year totaled SEK 2,247 m. (2,283), or SEK 11.50 per share (11.96).

The return on capital employed in 1999 was 14.1 percent (17.2), and return on shareholders' equity 13.6 percent (16.1).

Fourth quarter

Orders received amounted to SEK 10,210 m. (8,062), corresponding to a 9 percent gain in volumes for comparable units.

The Atlas Copco Group's revenues for the fourth quarter of 1999 increased 19 percent, to SEK 10,507m., from SEK 8,845 m. in 1998. Acquisitions and divestments accounted for 16 percentage points net, while volumes for comparable units added 3 percentage points. Changes in exchange rates and prices had a negligible net effect.

Operating profit increased 25 percent, to SEK 1,400 m. (1,124), partly because of the RSC acquisition but also as a result of strong improvement in Compressor Technique. The operating margin increased to 13.3 percent (12.7). Changes in exchange rates had a neutral effect in the quarter. Profit after financial items increased 8 percent, to SEK 1,022 m. (946), and net profit for the fourth quarter totaled SEK 677 m. (584), corresponding to SEK 3.27 per share (3.06).

Cash flow and net indebtedness

The operating cash surplus after tax for the year reached SEK 4,595 m. (4,162), corresponding to 13 percent (12) of Group revenues.

Working capital decreased SEK 20 m. (increased 557) during the period, with a positive effect on cash flow from operations, which increased to SEK 4,615 m. (3,605).

Net investment in tangible fixed assets was SEK 2,215 m. (1,491), the majority of the increase attributable to the Rental Service business area. Net cash flow equaled SEK –8,188 m. (489).

Summary cash-flow analysis (SEK m.)

January–December	1999	1998
Operating cash surplus after tax	4,595	4,162
of which depreciation added back	*2,616*	*1,876*
Change in working capital	20	-557
Cash flow from operations	4,615	3,605
Investments in tangible fixed assets	-3,281	-2,447
Sale of tangible fixed assets	1,079	991
Company acquisitions/divestments	-13,894	-873
Cash flow from investments	-16,096	-2,329
Dividends paid	-832	-787
New issue of shares	4125	-
Net cash flow	**-8,188**	**489**
Change in interest-bearing liabilities	7,378	-56
Cash flow after financing	-810	433
Liquid funds at beginning of year	2,118	1,613
Translation difference	-22	72
Liquid funds at year-end	1,286	2,118

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) reached SEK 19,325 m. (10,052), of which SEK 1,450 m. (1,940) was attributable to pension provisions. The decrease in pension provisions reflected the creation of a pension trust in Sweden in the first quarter of 1999 that is not consolidated in the Group's accounts. The SEK 522 m. capitalization of the fund simultaneously reduced liquid assets and thus did not affect reported net indebtedness. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 92 percent (65).

Liquid assets at the end of the period totaled SEK 1,286 m. (2,118).

Including minority interests, the Atlas Copco Group's shareholders' equity totaled SEK 21,077 m. (15,465), or SEK 101 per share (84). The equity/assets ratio was 39 percent (42).

Investments

Investments in property and machinery totaled SEK 939 m. (853). Investments in rental equipment reached SEK 2,342 m. (1,594). During the period, total depreciation on these two asset groups was SEK 2,121 m. (1,448), while amortization of intangible assets equaled SEK 495 m. (428).

Equity rights issue
To strengthen the Group's capital base and enhance financial flexibility following the acquisition of Rental Service Corporation, an Extraordinary General Meeting held on September 6, 1999, approved the issue of new shares with preferential rights to existing shareholders.
The new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Distribution of shares
Share capital amounted to SEK 1,048 m. at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Personnel
At December 31, 1999, the number of employees was 26,134 (23,393). For comparable units, the number of employees decreased by 928 during the year.

Structural changes affecting the reporting period

In August–December 1999, Rental Service Corporation (the RSC division) completed six acquisitions of rental companies in the United States, adding a total of nine locations, with some SEK 40 m. in annual revenues.

At October 29, 1999, Tool Technics NV, Belgium, was acquired. Tool Technics, with 32 employees, specializes in the service of power tools and equipment for the industrial sector. Tool Technics is now part of the Industrial Tools and Equipment division.

At August 31, 1999, Atlas Copco divested its motion control business, Atlas Copco Controls, which was part of the Industrial Tools and Equipment division. Atlas Copco Controls had 235 employees and revenues of approximately SEK 470 m. in 1998.

At July 29, Atlas Copco acquired Rental Service Corporation (RSC), a company publicly traded on the New York Stock Exchange. For the most recent 12-month period at the time of the acquisition, RSC reported revenues of approximately SEK 5,520 m. and an operating margin of 17 percent. Total consideration included approximately SEK 5,990 m. cash paid for all shares in the company and SEK 7,790 m. of assumed debt. The acquisition is expected to have a positive impact on earnings for the first full year. Synergies are expected to yield approximately SEK 160 m. in the first full calendar year, increasing as the business grows. At the acquisition date, RSC had 3,600 employees, operated more than 270 equipment rental locations in 29 states, and served a base of more than 200,000 customers. RSC is a division in the Rental Service business area.

At July 1, 1999, ABIRD Holding BV, the Netherlands, was acquired by Atlas Copco. ABIRD is a specialty rentals company. The company has 25 employees and had annual sales of about SEK 40 m. in 1998. ABIRD is part of the Atlas Copco Portable Air division.

At January 1, 1999, Rand-Air Ltd., South Africa, was acquired by Atlas Copco. Rand-Air is a compressor rental company. The company has about 200 employees and annual sales of roughly SEK 90 m. It is part of the Portable Air division.

At January 1, 1999, the Rental Service business area was created with Prime Service Inc. as the first division. Prime Service constituted a separate division in the Compressor Technique business area throughout 1998.

Business Areas

Starting in 1999, orders and revenues reported by business area also include intercompany sales to other business areas. Figures for 1998 have been adjusted accordingly.

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, and gas and process compressors.

Orders received during the period declined 1 percent, both in value and volume, to SEK 12,965 m. (13,161). After a weak first quarter, volumes made good progress. The second and third quarters were almost in line with the same quarters in 1998, and the fourth quarter recorded a strong upturn. Sales of standard industrial compressors were strong during the period, driven by an increase in industrial production. In the fourth quarter, a positive trend was also noted for larger units, suggesting that the pace of capital investment was picking up. This trend was primarily seen in Asia. Sales of generators increased substantially, partly as a result of robust investment in power supplies for wireless telecommunications stations and the special back-up measures taken by many companies because of the change of millennium.

Sales in Europe were mixed during the year, with robust growth in the south offset by an overall flat or negative trend in central and northern Europe. In North America, orders were lower than in 1998, mainly owing to the drop in large investment-related compressors and expansion turbines. The market situation in Asia continued to improve and during the year South Korea, China, Taiwan and South East Asia saw a positive development.

Revenues decreased 2 percent, both in value and volume, to SEK 13,202 m. (13,540).

Operating profit fell 6 percent, to SEK 2,153 m. (2,283), resulting in an operating margin of 16.3 percent (16.9). The low volumes and unfavorable product and market mix in the first quarter caused the drop in profit. The other three quarters of 1999 showed improvement over the preceding year. The fourth quarter posted a particularly strong improvement, with an operating margin of 17.4 percent compared to 15.4 percent in the corresponding quarter of 1998.

Construction and Mining Technique

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, construction tools, and loading equipment.

Orders received during the year were SEK 6,062 m. (6,117), down 1 percent overall and down 2 percent in volume. Compared to a very slow first half, order intake in the fourth quarter was extremely strong, up 21 percent from the preceding year. Highlights included a bulk order for drilling and loading equipment from the Norilsk mine in Russia. Activity in many mining countries picked up at the end of the period, indicating a need for new investment in machinery.

Sales trends in Europe were positive in 1999, mainly because of some important infrastructure projects in the alpine and southern regions. In North America, orders increased during the year, thanks primarily to successful sales of surface drilling rigs to the construction sector. In Asia, orders for construction projects in Japan improved noticeably at the end of the period, while China remained rather weak. South Korea continued to recover strongly from the recent low levels. Sales in Australia and most African markets suffered from low demand.

Revenues equaled SEK 5,725 m. (6,437), down 11 percent in all and 12 percent in volume.

Operating profit decreased SEK 101 m., to SEK 397 m., corresponding to a margin of 6.9 percent (7.7). The negative impact of sharply lower volumes was partly offset by efficiency gains and positive currency effects. The fourth quarter ended only marginally below the same quarter the preceding year and had an unchanged operating margin of 7.7 percent.

Industrial Technique

The Industrial Technique business area consists of four divisions in the following product areas: electric and pneumatic power tools and assembly systems.

Orders received in 1999 increased 5 percent, to SEK 10,553 m. (10,015), including a positive currency effect of 2 percent. Volume growth continued for professional electric tools in North America, and to a certain extent in Europe, in the fourth quarter. Orders from the motor-vehicle industry in Europe and North America for industrial tools remained strong, while demand for standard products from other industries remains weak. In Germany, however, standard products showed gradual improvement after a long period of weakness. With few exceptions—notably Japan—sales in Asian markets remained relatively low.

Revenues increased 3 percent, to SEK 10,345 m. (10,059), compared to 1998. The corresponding volume gain was 2 percent.

At SEK 1,032 m. (1,046), operating profit was lower than in the previous year, in spite of a contribution of SEK 83 m. from nonrecurring items in the third quarter. These non-recurring items included SEK 223 m. in capital gains from the sale of Atlas Copco Controls and a restructuring provision, mainly for consolidation of the production structure in the Alliance Tools division. Profits in Alliance Tools deteriorated, and the operating profit in the electric tool business did not keep pace with the increased sales volumes. The profit margin was 10.0 percent (10.4) for the year and 9.9 percent (10.5) for the fourth quarter. Excluding nonrecurring items, the margin for 1999 was 9.2 percent.

Rental Service

The Rental Service business area consists of two divisions in the equipment rental industry in the United States, providing services to construction and industrial markets.

Revenues during the period rose 85 percent, to SEK 7,434 m. (4,010), including about five months of revenues from the recently acquired Rental Service Corporation

(RSC). The volume growth in the fourth quarter was about 12 percent for comparable units in total but somewhat higher for the RSC division. Demand from many sectors in the construction industry remained strong, and some large orders in the quarter were related to increased maintenance activity in the petrochemical industry. Business activity for power-related equipment in Prime Energy was also strong, because of Y2K activities as well as healthier demand from the petrochemical industry.

Operating profit, which includes all related goodwill amortization, was SEK 1,010 m. (566), corresponding to an operating margin of 13.6 percent (14.1). The fourth quarter margin was 15.0 percent (15.2), somewhat higher for Prime than for RSC. Price pressure on rental rates continued and was estimated at about 3–4 percent in the fourth quarter. The deterioration of prices was noticeable for longer rental contracts and was most apparent in the southern region.

Parent Company

Profit after financial income and expense for Atlas Copco AB amounted to SEK 1,261m. (1,428). Net profit for the year, after appropriations and taxes, was SEK 1,037m. (1,045).

Dividend

The board of directors proposes that a dividend of SEK 4.75 (4.32) be paid for the 1999 fiscal year. This corresponds to a total of SEK 996 m. (826).

Stockholm, February 14, 2000

Giulio Mazzalupi
President and Chief Executive Officer

The interim report on the Atlas Copco Group's operations for the three first months of 2000 will be published on April 27, 2000.

For further information, please contact
Annika Berglund, Vice President, Corporate Communications (media),
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Hans Ola Meyer, Chief Financial Officer (analysts),
phone +46 8 743 8292, mobile +46 70 588 8292,hans.ola.meyer@atlascopco.com

Overhead presentations from Atlas Copco

For your convenience, an overhead presentation of Atlas Copco's preliminary report on the 1999 results will be published at Atlas Copco's Internet site. Please go to www.atlascopco.com > Investor Relations > Presentations > Investor Presentations.

More information is available at **www.atlascopco.com**

Income Statement

SEK m.	1997	Atlas Copco Group 1998	1999	Atlas Copco AB 1998	1999
Revenues	30,032	33,740	36,234		
Operating expenses	-26,219	-29,395	-31,764	-91	-11
Operating profit	**3,813**	**4,345**	**4,470**	**-91**	**-11**
Financial income and expenses	-293	-708	-1,058	1,519	1,272
Profit after financial items	**3,520**	**3,637**	**3,412**	**1,428**	**1,261**
as a percentage of revenues	11.7	10.8	9.4		
Appropriations				-184	-54
Taxes	-1,280	-1,322	-1,137	-199	-170
Minority interest	-32	-32	-28		
Net profit	**2,208**	**2,283**	**2,247**	**1,045**	**1,037**
Earnings per share, SEK	11.56	11.96	11.50		
Return on capital employed before tax, %	21.1	17.2	14.1		
Return on equity after tax, %	17.6	16.1	13.6		
Debt/equity ratio, %	74.9	65.0	91.7		
Rate of equity, %	39.2	41.6	39.3		
Number of employees at end of period	23,923	23,393	26,134		

Balance Sheet

			Atlas Copco Group
SEK m.	Dec 31, 1997	Dec 31, 1998	Dec 31, 1999
Intangible fixed assets	11,051	11,311	18,851
Other fixed assets	9,794	10,697	18,702
Inventories	5,231	5,383	5,348
Receivables	7,101	7,657	9,463
Cash, bank and short-term investments	1,613	2,118	1,286
Total assets	**34,790**	**37,166**	**53,650**
Equity	13,453	15,267	20,885
Minority interest	182	198	192
Interest-bearing liabilities and provisions	11,827	12,170	20,611
Non-interest-bearing liabilities and provisions	9,328	9,531	11,962
Total liabilities and equity	**34,790**	**37,166**	**53,650**

Revenues by Business Area

SEK m. (January–December)	1997	1998	1999
Compressor Technique	12,674	13,540	13,202
Construction and Mining Technique	6,453	6,437	5,725
Industrial Technique	9,316	10,059	10,345
Rental Service	1,589	4,010	7,434
Eliminations *)	-	-306	-472
Atlas Copco Group	30,032	33,740	36,234

				1998				1999
SEK m. (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	3,384	3,460	3,230	3,466	2,971	3,422	3,288	3,521
Construction and Mining Technique	1,479	1,816	1,492	1,650	1,353	1,477	1,323	1,572
Industrial Technique	2,445	2,510	2,425	2,679	2,448	2,645	2,522	2,730
Rental Service	878	969	1,012	1,151	1,082	1,202	2,335	2,815
Eliminations *)	-78	-79	-48	-101	-103	-127	-111	-131
Atlas Copco Group	8,108	8,676	8,111	8,845	7,751	8,619	9,357	10,507

*) Starting in 1999, revenues reported by business area also include intercompany sales to other business areas. Figures for 1998 have been adjusted accordingly.

Earnings by Business Area

SEK m. (January–December)	1997	1998	1999
Compressor Technique	2,299	2,283	2,153
Construction and Mining Technique	387	498	397
Industrial Technique	942	1,046	1,032
Rental Service	238	566	1,010
Corporate items	-53	-48	-122
Operating profit	3,813	4,345	4,470
Financial income and expenses	-293	-708	-1058
Profit after financial items	3,520	3,637	3,412

				1998				1999
SEK m. (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	607	595	548	533	390	572	579	612
Construction and Mining Technique	104	155	113	126	84	104	88	121
Industrial Technique	260	264	241	281	216	257	288	271
Rental Service	97	123	171	175	83	146	359	422
Corporate items	-25	-25	-7	9	-48	-17	-31	-26
Operating profit	1,043	1,112	1,066	1,124	725	1,062	1,283	1,400
Financial income and expenses	-162	-169	-199	-178	-168	-194	-318	-378
Profit after financial items	881	943	867	946	557	868	965	1,022

Annual General Meeting

The Annual General Meeting will be held on Thursday, April 27, 2000, at 5:00 p.m. (Swedish time) in the Berwaldhallen, Strandvägen 69, Stockholm.

Participation

To be entitled to participate in the General Meeting, shareholders must

- be recorded in the shareholders register kept by The Swedish Central Securities Depository & Clearing Organisation (VPC AB) on *Monday, April 17, 2000,* and
- notify the Company of their intent to participate in the Meeting *not later than 4:00 p.m.(Swedish time) on Tuesday April 18, 2000* in writing to Atlas Copco AB, SE-105 23 Stockholm, or by telephone to +46-8-743 8000, by telefax to +46-8-644 9045 or by the Internet: www.atlascopco.com.

Shareholders whose shares are held in trust by a bank or private broker must temporarily re-register their shares in their own name with VPC to be able to participate in the Meeting. Such re-registration must be completed *not later than Monday, April 17, 2000.* Shareholders should notify the trustee of their desire to re-register in adequate time prior to this date.

Dividend

The Board of Directors proposes that a dividend of SEK 4.75 per share be paid to the shareholders. The Board has decided to propose that the record date for payment be Wednesday, May 3, 2000. If the proposal is approved by the Annual General Meeting, the dividend is expected to be paid through VPC on Monday, May 8, 2000.

Notice

A detailed Notice will be posted on Atlas Copco's website: www.atlascopco.com and in the Swedish newspapers Dagens Nyheter and Post och Inrikes Tidningar, furthermore in the Financial Times and in Frankfurter Allgemeine Zeitung on Wednesday, March 29, 2000.

Financial information from Atlas Copco during 2000

Atlas Copco will publish the following financial reports during 2000

Annual Report 1999, Swedish	March 28, 2000
Annual Report 1999, English	March 28, 2000
President's Address to Shareholders at the AGM	April 27, 2000

Interim Reports

On first three months of operations	April 27, 2000
On first six months of operations	August 8, 2000
On first nine months of operations	October 23, 2000

press information

Corporate Communications

Mazzalupi comments on Atlas Copco's Q4 results

Stockholm, February 14, 2000—In the last quarter of 1999, the Atlas Copco Group increased its order intake, corresponding to volume gain of 9 percentage points for comparable units. "*The strong recovery in most Asian economies was positive. It was the highlight of the year,*" said Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco. "*Also, we have seen increased activity in the mining industry and in infrastructure projects, resulting in important key orders.*"

Atlas Copco's order intake for 1999 was 11 percent higher than in 1998, representing a volume increase of 1 percent. "*The upturn in orders received in the fourth quarter brought us up to full-year level that is slightly higher than last year's.*" Revenues were up 7 percent, to SEK 36,234 m., while volumes were 2 percent lower. The profit margin was 9.4 percent for the full period, including non-recurring items.

"During the year, activity aimed at launching more important Internet and e-commerce projects accelerated. We have defined our policy and identified common standards."

Atlas Copco operates through two divisions in the growing equipment rental business in the United States: Rental Service Corporation (RSC) and Prime Service. *"The Rental Service business area achieved a real volume increase of 12 percent in the quarter on a pro forma basis, reflecting growth in line with market trends", Mazzalupi says. "We expect this growth to continue in the year 2000."*

The overall demand for Atlas Copco's products and services is expected to improve in the near term. *"We foresee the rapid recovery in Asia continuing, which is very promising for our business. However, growth in Europe is still shy, and increased production levels have not yet been matched by corresponding improvements in capital investments."*

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco.com, which provides access to current news about the Company.

Atlas Copco Group
Summary of January—December 1999 Results

SEK m.	Jan-Dec 1999	Jan–Dec 1998	Change %
Atlas Copco Group			
Orders received	36,534	32,979	+11
Revenues	36,234	33,740	+7
Operating profit	4,470	4,345	+3
– as a percentage of revenues	*12.3*	*12.9*	
Profit after financial items	3,412	3,637	-6
– as a percentage of revenues	*9.4*	*10.8*	
Earnings per share, SEK	11.50	11.96	-4
Compressor Technique			
Orders received	12,965	13,161	-1
Revenues	13,202	13,540	-2
Operating profit	2,153	2,283	-6
– as a percentage of revenues	*16.3*	*16.9*	
Construction and Mining Technique			
Orders received	6,062	6,117	-1
Revenues	5,725	6,437	-11
Operating profit	397	498	-20
– as a percentage of revenues	*6.9*	*7.7*	
Industrial Technique			
Orders received	10,553	10,015	+5
Revenues	10,345	10,059	+3
Operating profit	1,032	1,046	-1
– as a percentage of revenues	*10.0*	*10.4*	
Rental Service			
Revenues	7,434	4,010	+85
Operating profit	1,010	566	+78
- as a percentage of revenues	*13.6*	*14.1*	

More detailed information on financial performance for the first nine months is published in the interim report for the period.

The interim report on the Atlas Copco Group's operations for January – March 2000 will be published on April 27, 2000.

For further information, please contact:
Annika Berglund, Vice President, Corporate Communications, (media)
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Hans Ola Meyer, Chief Financial Officer, (analysts)
Phone +46 8 743 8292, mobile +46 70 588 8292, hans.ola.meyer@atlascopco.com

press information

Corporate Communications

Milwaukee Electric Tool becomes first U.S. power tool manufacturer to receive ISO 14001 Certification

Stockholm (February 15, 2000) –Atlas Copco is pleased to announce that Milwaukee Electric Tool Corporation has become the first U.S. power tool company to achieve ISO 14001 certification for sound environmental practices. This certification verifies that Milwaukee designs, manufactures and services its products in a manner that minimize the impact on the environment through an Environmental Management System (EMS).

The ISO 14001 certification validates that Milwaukee operates under the guidelines of its EMS. It applies to the company headquarters in Brookfield, Wisconsin, as well as manufacturing plants in Brookfield, Wisconsin, Jackson and Kosciusko, Mississippi, Blytheville, Arkansas, and its Distribution Center in Olive Branch, Mississippi.

Milwaukee demonstrates sound environmental performance by controlling the impact of its activities, products and services on the environment, and exhibits a strong commitment to continual improvement. Milwaukee's EMS includes strict adherence to environment protection laws, reduced energy and water consumption, pollution prevention and expansion of in-plant recycling of numerous materials.

"Milwaukee is continually improving its environmentally conscious policies," said Richard Grove, President & CEO of Milwaukee Electric Tool Corporation. "Our ISO 14001 certification demonstrates, once again, Milwaukee's leadership in the power tool industry. Not only do we provide excellence in quality, performance and value to our customers, but we do so without sacrificing the environment."

"We at Milwaukee Electric Tool are very proud of our ISO 14001 certification," said Grove. "We firmly believe in the importance of its implications and in safeguarding the environment. Our environmental efforts embrace product development and production, as well as distribution and recycling – creating added value for our customers. Our parent firm, Atlas Copco, has the worldwide vision to be an environmental pacesetter in its respective business areas."

The goal of the Atlas Copco Group is to have all major manufacturing sites certified according to ISO 14001 by the year 2000 and today 51% of the production capacity is certified. Two years ago, the Atlas Copco Electric Tools division received the ISO 14001 certificate for its site in Winnenden, Germany, where it manufactures electric tools. In 1999 the Group's main production unit for compressors, Atlas Copco Airpower, was certified.

Milwaukee Electric Tool Corporation, a division within the Atlas Copco Group's Industrial Technique business area, is a leading manufacturer of Heavy-Duty Electric Tools and Accessories. For more information on Milwaukee's ISO 14001 certification, visit the Web site at http://www.mil-electric-tool.com.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco.com, which provides access to current news about the Company.

For further information, please contact:
Debra Sajkowski, Communications Manager, Milwaukee Electric Tool Corporation
Phone +001-262-783-8318, debra_sajkowski@met-elect-tool.com
Hans Friberger, Environmental Communication, Atlas Copco Group
Phone +46-8-743 95 65, hans.friberger@atlascopco.com

Atlas Copco **press information**

Corporate Communications

Atlas Copco's RSC Division announces six strategically complementary acquisitions

Stockholm, February 28, 2000 — Atlas Copco is pleased to announce that Rental Service Corporation (RSC) recently completed the acquisitions of Tri-Rental Sales & Services, Inc.; Eagle Equipment Rental & Supply, Inc.; P.C. Rentals, Inc. d/b/a Collins Rentals; Rental Center, Inc.; Tractor's, Inc.; and Four Seasons Rental & Sales, Inc. These six acquired companies operated a combined ten locations in Arizona (1), Kansas (1), Missouri (6), Ohio (1) and Oklahoma (1), and had total combined trailing twelve months revenues of approximately $ 6.9 million. The acquisitions are part of the division's strategy to grow in areas, which have previously not been fully served. The new stores will be operating under the RSC brand name.

Rental Service Corporation, a division of Atlas Copco, is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates in 30 states in the United States and in Canada. More information is found on www.rentalservice.com.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site www.atlascopco.com.

For further information, please contact:
Douglas A. Waugaman, President and Chief Operating Officer, RSC
Phone: +1-(480) 905-3300
Annika Berglund, Vice President, Corporate Communications, Atlas Copco AB
Phone: +46 8 743 8070, mobile: +46 70 322 8070, e-mail: annika.berglund@atlascopco.com

press information

Corporate Communications

Atlas Copco wins large order from Mexican mine

Stockholm, March 23, 2000 — Servicios Industriales Peñoles S.A. de C.V. in Mexico has selected Atlas Copco as its supplier for the new Francisco I. Madero mine. The order has a total value of SEK 70 m. and includes the latest in computerized drill rigs and Scooptram® LHDs.

Atlas Copco Mexicana, S.A. de C.V. has received an order from Servicios Industriales Peñoles S.A. de C.V. for seven drill rigs, the L1C and L2C, and 11 loaders, ST-8C, to be used in the Francisco I. Madero mine, the newest mine in Mexico. The mine first broke ground in August of 1999 and aims to start production in 2001. The first delivery of Atlas Copco equipment will be made in 2000, and the rest in the year 2001.

The mine, located in the Mexican State of Zacatecas, will have an estimated production volume of 10,000 tons per day, using the cut-and-fill mining method. The mine is a polymetallic mine of zinc, gold, and silver.

Atlas Copco officially started working with the Peñoles Project Team in October 1997 and since then continuously has provided technical support in the planning of the Franciso I. Madero.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and more than 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site www.atlascopco.com.

For further information please contact:
Dave Thompson, General Manager, Atlas Copco Mexicana, SA de CV,
Phone: +52-5-626 0663, Mobile: + 52-5-54311809
Freek Nijdam, Senior Vice President Business Area Executive, Construction and Mining Technique
Phone: +46-8-743 8314, Mobile: +46-70-589 8314

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Corporate Communications

Stockholm, March 28, 2000

Atlas Copco AB
(publ)
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are hereby invited to attend the Annual General Meeting to be held on Thursday April 27, 2000 at 5.00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds Väg 3 (formerly Strandvägen 69), Stockholm.

Notification of attendance

Shareholders, intending to participate in the Annual General Meeting, must

- be recorded in the Shareholders Register kept by the Swedish Securities Register Centre (VPC AB) on Monday April 17, 2000, as well as
- notify the Company of their intent to participate in the Annual General Meeting not later than 4.00 p.m., Tuesday April 18, 2000 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, by telephone to +46 8 743 80 00, by telefax to +46 8 644 90 45 or by Internet www.atlascopco.com

Shareholders whose shares are held in trust by a bank or private broker must temporarily register their shares in their own name with the Swedish Securities Register Centre to be able to participate in the Annual General Meeting. Such temporary registration must be recorded not later than Monday April 17, 2000. Shareholders should notify the trustee of their desire to register in adequate time prior to this date.

A Shareholder can attend and vote at the Annual General Meeting in person or by proxy. Proxies shall be handed in together with notification of attendance. Representatives of legal entities must be able to present a copy of the legal entity's registration certificate or other similar authorization document indicating authorized signatory(ies).

Entrance cards will be sent to the shareholders who have notified their intention to participate.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report and the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Decision
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
   b) regarding discharge from liability of the Board members and the President,
   c) regarding allocation of the Company's profit according to the approved Balance Sheet,
   d) regarding registration date for receiving dividend;
9. Determination of the number of Board members and deputy members to be elected at the Meeting;
10. Election of Board members and, if applicable, of deputy members;
11. Determination of the remuneration to the Board of Directors;
12. Proposal regarding nomination committee;
13. Decision regarding proposal from the Board of Directors concerning the change of Articles of Association.

The Board of Directors proposes to the Annual General Meeting

Item 8c) that a dividend of SEK 4.75 per share be paid to the Shareholders;

Item 8d) that the registration date for the payment of dividends be May 3, 2000. Should this date be approved by the Annual General Meeting, the dividend is expected to be distributed by the Swedish Securities Register Centre on May 8, 2000; and

Item 13) that the Board of Directors' proposal for a change in the Articles of Association, as stated in bold letters hereunder, is approved: "The object of the company is to carry out, directly or through wholly or partly owned enterprises, mechanical engineering business **and equipment rental business** as well as other activities consistent therewith. "

Further proposals

Shareholders representing more than 40% of the total number of votes, have submitted the following proposals:

Item 9) that ten ordinary Board members (unchanged number) and no deputies are elected;

Item 10) that the following ordinary Board members are re-elected: Anders Scharp, Sune Carlsson, Kurt Hellström, Paul-Emmanuel Janssen, Lennart Jeansson, Ulla Litzén, Giulio Mazzalupi, Hari Shankar Singhania, Michael Treschow and Jacob Wallenberg;

Item 11) that a remuneration of SEK 3,275,000 (unchanged) is allocated to the Board for distribution among the elected Board members, who are not employees of the corporation, in accordance with the Board's discretion.

The Swedish Shareholders Association has submitted the following proposal:

Item 12) that a nomination committee with 3-5 members, the majority of whom should represent

The Annual General Meeting will be concluded by the presentation of "The John Munck Award" for decisive contributions in the area of product development and "The Peter Wallenberg Marketing and Sales Award" for the development of eminent marketing and sales methods.

Stockholm, March 2000
The Board of Directors

Atlas Copco AB
(publ)
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are hereby invited to attend the Annual General Meeting to be held on Thursday April 27, 2000 at 5.00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds Väg 3 (formerly Strandvägen 69), Stockholm.

Notification of attendance

Shareholders, intending to participate in the Annual General Meeting, must

- be recorded in the Shareholders Register kept by the Swedish Securities Register Centre (VPC AB) on Monday April 17, 2000, as well as
- notify the Company of their intent to participate in the Annual General Meeting not later than 4.00 p.m., Tuesday April 18, 2000 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, by telephone to +46 8 743 80 00, by telefax to +46 8 644 90 45 or by Internet www.atlascopco.com

Shareholders whose shares are held in trust by a bank or private broker must temporarily register their shares in their own name with the Swedish Securities Register Centre to be able to participate in the Annual General Meeting. Such temporary registration must be recorded not later than Monday April 17, 2000. Shareholders should notify the trustee of their desire to register in adequate time prior to this date.

A Shareholder can attend and vote at the Annual General Meeting in person or by proxy. Proxies shall be handed in together with notification of attendance. Representatives of legal entities must be able to present a copy of the legal entity's registration certificate or other similar authorization document indicating authorized signatory(ies).

Entrance cards will be sent to the shareholders who have notified their intention to participate.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report and the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Decision
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet,
   b) regarding discharge from liability of the Board members and the President,

c) regarding allocation of the Company's profit according to the approved Balance Sheet,

d) regarding registration date for receiving dividend;

9. Determination of the number of Board members and deputy members to be elected at the Meeting;
10. Election of Board members and, if applicable, of deputy members;
11. Determination of the remuneration to the Board of Directors;
12. Proposal regarding nomination committee;
13. Decision regarding proposal from the Board of Directors concerning the change of Articles of Association.

The Board of Directors proposes to the Annual General Meeting

Item 8c) that a dividend of SEK 4.75 per share be paid to the Shareholders;

Item 8d) that the registration date for the payment of dividends be May 3, 2000. Should this date be approved by the Annual General Meeting, the dividend is expected to be distributed by the Swedish Securities Register Centre on May 8, 2000; and

Item 13) that the Board of Directors' proposal for a change in the Articles of Association, as stated in bold letters hereunder, is approved: "The object of the company is to carry out, directly or through wholly or partly owned enterprises, mechanical engineering business **and equipment rental business** as well as other activities consistent therewith. "

Further proposals

Shareholders representing more than 40% of the total number of votes, have submitted the following proposals:

Item 9) that ten ordinary Board members (unchanged number) and no deputies are elected;

Item 10) that the following ordinary Board members are re-elected: Anders Scharp, Sune Carlsson, Kurt Hellström, Paul-Emmanuel Janssen, Lennart Jeansson, Ulla Litzén, Giulio Mazzalupi, Hari Shankar Singhania, Michael Treschow and Jacob Wallenberg;

Item 11) that a remuneration of SEK 3,275,000 (unchanged) is allocated to the Board for distribution among the elected Board members, who are not employees of the corporation, in accordance with the Board's discretion.

The Swedish Shareholders Association has submitted the following proposal:

Item 12) that a nomination committee with 3-5 members, the majority of whom should represent the main shareholders and at least one member the smaller shareholders, be appointed.

The Annual General Meeting will be concluded by the presentation of "The John Munck Award" for decisive contributions in the area of product development and "The Peter Wallenberg Marketing and Sales Award" for the development of eminent marketing and sales methods.

Stockholm, March 2000
The Board of Directors

press information

Corporate Communications

Atlas Copco's European Sales Companies Outsource Administrative Services to Internal Supplier

Stockholm, April 18, 2000 – During April, Atlas Copco ASAP (Advanced Service and Administration Provider) added the sales companies in Germany and Norway to the list of companies they provide with services within the areas of IT, personnel administration, accounting and reporting.

Atlas Copco ASAP is an internal service provider with the objective to streamline administrative processes in order to improve quality, efficiency and limit administration costs. This will allow the sales companies to focus on their core business – sales and marketing of products and customer support. Atlas Copco ASAP is operating as a virtual organization with a hub in Antwerp, Belgium and co-located employees in the Western European countries.

"Through internal and external benchmarking of administrative processes we will find best practices which we can implement directly", says Jens Bek, project leader for ASAP in Germany. "One major task is to standardize and consolidate the IT environment in the German sales companies, which will lead to immediate quality gains and significant cost reductions already this year".

Within a year Atlas Copco ASAP will provide administrative services to sales companies in all Western European countries where Atlas Copco is operating. Next in line are Great Britain, Spain and Italy, all of which are important markets for Atlas Copco. Atlas Copco ASAP has around 250 employees.

Atlas Copco ASAP is a company within the Atlas Copco Group, an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

For further information, please contact:
Anna-Karin Stenberg, General Manager, Atlas Copco ASAP
Phone: +32-(0)3-870 29 60, mobile: +32-(0)476 56 60 37
e-mail: anna-karin.stenberg@atlascopco.be

Atlas Copco **press information**

Corporate Communications

Atlas Copco sells its Rotoflow expander business.

Stockholm – April 19 -- Atlas Copco North America Inc. has signed an agreement to sell Atlas Copco Rotoflow Inc. to GE Power Systems, a leading supplier of energy products and services, headquartered in Schenectady, New York. The transaction is expected to close in May and is subject to customary governmental approvals. The selling price was not disclosed.

Atlas Copco Rotoflow is an engineered products company manufacturing radial inlet expanders specializing in applications in the hydrocarbon processing industry. It is part of the Applied Compressor & Expander Technique Division within the Compressor Technique Business Area. The company, located in Gardena, California, in the U.S., has 140 employees and sells its products globally. In 1999 revenues were around SEK 300 million.

"The Applied Compressor & Expander Technique Division participates in, among others, the large and diverse hydrocarbon processing and air separation industries. And Atlas Copco Rotoflow's products have had limited synergies and development potential with the rest of the division. The broader based business of GE Power Systems and its portfolio of product and service offerings within the energy industry will offer better opportunities for Rotoflow in the future." said Bengt Kvarnbäck, Senior Executive Vice President Business Area Compressor Technique, while commenting on the divestment.

Atlas Copco will maintain its line of radial expanders manufactured by Atlas Copco Energas GmbH located in Cologne, Germany, also a company in the Applied Compressor & Expander Technique Division. This product line primarily addresses applications in the Air Separation industry.

Atlas Copco Applied Compressor and Expander Technique is a division within the Atlas Copco Group, an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

Atlas Copco Applied Compressor and Expander Technique, USA
Jim Tapkas, Division President
Phone: + 1 518 765 58 00
Mobile: + 1 369 5888
jim.tapkas@atlascopco.com

Atlas Copco AB, Sweden

Annika Berglund, Group Communications
Phone: + 46 8 322 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

press information

Corporate Communications

April 27, 2000

ATLAS COPCO
Interim Report on the three months ended March 31, 2000 (unaudited)

Revenues up in all regions

		January–March	Change
	2000	1999	%
Revenues	*10,517*	*7,751*	*+36*
Operating profit	*1,328*	*725*	*+83*
– as a percentage of revenues	*12.6*	*9.4*	
Profit after financial items	*943*	*557*	*+69*
– as a percentage of revenues	*9.0*	*7.2*	
Earnings per share, SEK*	*2.80*	*1.87*	*+50*

** Adjusted for the effects of the equity rights issue in October 1999*

The Atlas Copco Group's revenues for the first three months of the year increased 36 percent, to SEK 10,517 m. (7,751), corresponding to a volume increase of 11 percent, for comparable units. The net effect from acquisitions and divestments was an increase of approximately 23 percent. Foreign exchange fluctuations had a positive translation effect of 3 percentage points. Orders received increased 36 percent, to SEK 11,088 m. (8,156), corresponding to a volume increase of 13 percent.

The Atlas Copco Group's operating profit increased to SEK 1,328 m. (725), corresponding to an increase of 83 percent and a profit margin of 12.6 percent (9.4). The profit after financial items increased 69 percent, to SEK 943 m. (557), a margin of 9.0 percent (7.2).

Near-term outlook

Current favorable demand in the North American region is expected to continue. New investments in the mining and process industries are foreseen to improve, balancing uncertainty in some of the construction segments. The outlook for the equipment rental industry continue to be positive. Growth in European demand is expected to accelerate and new investments are foreseen to account for a bigger part of the growth than so far. The already high level of demand from the automotive industry is expected to continue. The positive trend in the Asian region is foreseen to continue at a strong pace, and South America, Africa, and the Middle East economies are gaining new momentum, partly thanks to higher commodity prices. In summary, the overall demand for Atlas Copco's products and services is expected to improve further in the near term.

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets over the next business cycle are to have an annual revenue growth of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and hire fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy to reach the objectives would follow the proven development process for all operational units in the Group of stability first, then profitability, and finally growth.

Market development
Overall the demand in North America remained on a strong healthy level, and in the industrial sector an increase was noted for larger investments. The mining industry in the region developed favorably during the quarter. In the construction field, non-residential building stayed on a good demand level, with limited impact from bad weather conditions.

In Europe, the indications of an improved level of demand shown at the end of last year were confirmed in the first quarter. The Southern and Alpine region remained strong. Great Britain has recovered after a long period of stagnation, and also Germany shows increased demand for some construction-related products and for larger compressors. However, the Nordic countries continued to develop unfavorably.

The upturn in Asia continued during the first quarter and in China, South Korea and the South East Asian markets demand for Atlas Copco's products and services grew at a high pace.

A highlight of the first quarter has been the recovery in South America, which accelerated during the quarter. Brazil, Chile and Peru all contributed to the positive development in demand. Also Africa and the Middle East, showed a good development, with a particularly strong growth in South Africa.

First quarter orders and revenues
Orders received were SEK 11,088 m. (8,156), up 36 percent compared to the first quarter previous year. Volume growth was 13 percent after excluding a positive currency effect of 3 percentage points and a net effect from acquisitions and divestments of 21 percent. The strong volume gain reflects an overall positive trend of demand for the Group's products and services, and partly the relatively weak first quarter of 1999. All major geographic regions recorded volume gains and they were particularly accentuated in Asia and Latin America.

Revenues increased 36 percent, to SEK 10,517 m. (7,751), corresponding to a volume gain of 11 percent.

Geographic distribution of orders received (%)

January–March	*2000*	*1999*
Europe	*32*	*42*
North America	*50*	*39*
South America	*4*	*4*
Africa/Middle East	*4*	*5*
Asia/Australia	*10*	*10*

First quarter earnings
Operating profit increased SEK 603 m. to SEK 1,328 m. (725), or 83 percent compared to the same period in 1999. The operating margin increased to 12.6 percent (9.4). All four business areas showed a healthy improvement over previous year, primarily as a result of higher revenues, effects of rationalization measures and the contribution from the recently acquired Rental Service Corporation. The combined effect of acquired and divested businesses explained about 40 percent of the profit increase. Net currency effects between the first quarters 1999 and 2000 were insignificant as negative translation effects to SEK offset positive transaction effects.

Net financial items amounted to SEK –385 m. (-168), of which net interest items accounted for SEK –378 m. (-165) and financial foreign exchange differences for SEK –7 m. (-3).

Profit after financial items increased 69 percent, to SEK 943 m. (557). The profit margin was 9.0

The return on capital employed during the 12 months to March 31, 2000 was 15 percent (16), and return on shareholders' equity 14 percent (14). The Group's Weighted Average Cost of Capital (WACC) is currently 8.0 percent (7.4), corresponding to a pretax Cost of Capital of approximately 12 percent.

First quarter cash flow and net indebtedness

The operating cash surplus after tax for the period reached SEK 1,296 m. (748), corresponding to 12 percent (10) of Group revenues.

Working capital decreased SEK 20 m. (350) during the period, with a positive effect on cash flow from operations, which increased to SEK 1,316 m. (1,098).

Net investment in tangible fixed assets was SEK 229 m. (340). Net investments in rental equipment were low in the quarter due to the seasonal planning of these investments. Net cash flow equaled SEK 953 m. (632).

Summary cash-flow analysis (SEK m.)

January–March	2000	1999
Operating cash surplus after tax	1,296	748
of which depreciation added back	870	474
Change in working capital	20	350
Cash flow from operations	1,316	1,098
Investments in tangible fixed assets	-775	-526
Sale of tangible fixed assets	546	186
Company acquisitions/divestments	-134	-126
Cash flow from investments	-363	-466
Net cash flow	**953**	**632**
Change in interest-bearing liabilities	-1,379	-1,016
Cash flow after financing	-426	-384
Liquid funds at beginning of year	1286	2118
Translation difference	-3	-56
Liquid funds at end of period	857	1,678

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to SEK 18,782 m. (9,767), of which SEK 1,395 m. (1,351) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 86 percent (62).

Liquid assets at the end of the period totaled SEK 857 m. (1,678).

Including minority interests, the Atlas Copco Group's shareholders' equity totaled SEK 21,714 m. (15,730), or SEK 104 per share (86). The equity/assets ratio was 40 percent (42).

Investments

Investments in property and machinery totaled SEK 196 m. (207). Investments in rental equipment reached SEK 579 m. (319). During the period, total depreciation on these two asset groups was SEK 714 m. (373), while amortization of intangible assets equaled SEK 156 m. (101).

Distribution of shares

Share capital amounted to SEK 1,048 m. at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

To strengthen the Group's capital base and enhance financial flexibility following the acquisition of Rental Service Corporation, an Extraordinary General Meeting held on September 6, 1999, approved the issue of new shares with preferential rights to existing shareholders.
26.1 million new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Personnel

On March 31, 2000, the number of employees was 26,053 (23,028). For comparable units, the number of employees decreased by 443 compared to March 1999.

Structural changes affecting the reporting period

In January-March 2000, Rental Service Corporation (the RSC division) completed 9 acquisitions of rental companies in the United States, adding 14 locations, with some SEK 80 m. in annual revenues.

In August-December 1999, RSC completed 6 acquisitions of rental companies in the United States, adding a total of 9 locations, with some SEK 40 m. in annual revenues.

On October 29, 1999, Tool Technics NV, Belgium, was acquired. Tool Technics, with 32 employees, specializes in the service of power tools and equipment for the industrial sector. Tool Technics is now part of the Industrial Tools and Equipment division.

On August 31, 1999, Atlas Copco divested its motion control business, Atlas Copco Controls, which was part of the Industrial Tools and Equipment division. Atlas Copco Controls had 235 employees and revenues of approximately SEK 470 m. in 1998.

On July 29, Atlas Copco acquired Rental Service Corporation (RSC), a company publicly traded on the New York Stock Exchange. For the most recent 12-month period, at the time of the acquisition, RSC reported revenues of approximately SEK 5,520 m. and an operating margin of 17 percent. Total consideration included approximately SEK 5,990 m. cash paid for all shares in the company and SEK 7,790 m. of assumed debt. The acquisition is expected to have a positive impact on earnings for the first full year. Synergies are expected to yield approximately SEK 160 m. in the first full calendar year, increasing as the business grows. At the acquisition date, RSC had 3,600 employees, operated more than 270 equipment rental locations in 29 states, and served a base of more than 200,000 customers. RSC is a division in the Rental Service business area.

On July 1, 1999, ABIRD Holding BV, the Netherlands, was acquired by Atlas Copco. ABIRD is a specialty rentals company. The company has 25 employees and had annual sales of about SEK 40 m. in 1998. ABIRD is part of the Atlas Copco Portable Air division.

Business Areas

Compressor Technique

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

Orders received during the period increased 18 percent to SEK 3,741 m. (3,171) corresponding to 19 percent in volume when adjusted for a 1 percent negative currency impact. Most product areas recorded very strong order intake compared to the relatively weak first quarter previous year, but also compared to the fourth quarter of 1999. Strong orders for large industrial compressors, mainly oil-free, confirmed an improvement in the investment related demand. Sales of small and medium-sized compressors, with value-added features like compact design and the energy-saving Variable Speed Drive (VSD), continued to grow. Also portable compressors and generators, mainly serving the construction sector, had a strong quarter.

Sales in Europe improved during the period, with continued robust growth in the south and east and a return to growth in markets like Germany and the UK. After a slow period in the US, the first quarter produced a good order level also from customers outside the equipment rental sector. In the period, sales in South America, as well as in all Asian markets, continued to improve from the depressed levels experienced a year ago.

Revenues increased 13 percent, 14 percent in volume, to SEK 3,345 m. (2,971).

Operating profit improved sharply by 49 percent, to SEK 580 m. (390), resulting in an operating margin of 17.3 percent (13.1). The effects of higher volumes and consequently a better capacity utilization in the factories were the main reason for the profit increase. A higher portion of after market sales compared to last year also contributed to the better result.

Construction and Mining Technique

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, construction tools, and loading equipment.

Orders received during the period were SEK 1,775 m. (1,445), up 23 percent overall and 18 percent in volume, compared to a weak first quarter in the preceding year. There was a positive currency effect of 4 percent.

A highlight of the quarter is the mining industry, which has started to invest again in all regions such as Latin America, Russia, and South Africa, resulting in good demand levels for underground drill rigs and rock drilling tools.

Orders from the construction industry continued to increase, thanks primarily to sales of recently introduced surface drilling rigs, which have been well received by the market. The construction activity levels in Europe were mixed, with some important infrastructure projects in the alpine and southern regions, but weak in other countries. Following the strong recovery in Asia, signs of increased demand from the construction industry are now generally visible.

Revenues totaled SEK 1,650 m. (1,353), up 22 percent in all of which 18 percent in volume.

Operating profit increased to SEK 142 m. (84), up 69 percent from previous year. This corresponds to a margin of 8.6 percent (6.2). The substantially higher sales volume explained most of the increase in profit compared to the same quarter in 1999.

Orders received in the first quarter increased 5 percent, to SEK 2,740 m. (2,610). Volumes were up 8 percent, while the net effect of currencies and the divestment of Atlas Copco Controls was – 3 percent.

Order intake for industrial power tool from the motor vehicle industry remained on a high level, and was particularly strong in North America. The weaker demand for standard products from general industry continue to have a negative effect on some of the tool brands.

Demand for professional electric tools in North America remained on a high level and in Europe the order intake is improving, after a long period of decline. This increase is noticeable for the Atlas Copco brand as well as for AEG.

Revenues increased 7 percent, to SEK 2,619 m. (2,448), compared to the first quarter in 1999. The corresponding volume gain was 9 percent.

Operating profit increased by 22 percent to SEK 263 m. (216), equal to a profit margin of 10.0 percent (8.8). The better profit margin was mostly due to higher sales volumes and efficiency improvements, while currencies had a negative effect compared to the same quarter in 1999.

Rental Service

The Rental Service business area consists of two divisions in the equipment rental industry in the United States, providing services to construction and industrial markets.

Revenues during the period rose 179 percent, to SEK 3,023 m. (1,082), corresponding to a volume growth of 11 percent after excluding acquisition, currency translation and price effects. On average rental rates were about 3-4 percent lower, than in the first quarter of 1999. Rental revenues accounted for 70 percent of total revenues and recorded a volume growth of 14-15 percent. Sales of equipment, parts and merchandise represented 19 percent of revenues while sale of used equipment accounted for 11 percent.

Non-residential building, the biggest customer segment, continued on a high activity-level in the period. Revenues from the industrial sector were strong, but with some signs of a weakening by the end of the period. The rental operations in Mexico and Canada are now giving good contribution to the overall growth.

Operating profit, which includes all related goodwill amortization, was SEK 390 m. (83), corresponding to an operating margin of 12.9 percent (7.7). Due to seasonality the first quarter is normally the weakest of the year. The improvement in margin over 1999 was due to better fleet utilization in Prime and the contribution of the RSC acquisition. During the first quarter the two companies reduced the number of employees by about 175 people.

Stockholm, April 27, 2000

Giulio Mazzalupi
President and Chief Executive Officer

For further information, please contact

Atlas Copco AB, Stockholm, Sweden

Media

Annika Berglund,
Group Communications
Phone: + 46 8 322 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

Analysts

Mattias Olsson,
Investor Relations
Phone: + 46 8 743 8291
Mobile: + 46 70 518 8291
mattias.olsson@atlascopco.com

Hans Ola Meyer,
CFO
Phone: +46 8 743 8292
Mobile: +46 70 588 82 92
hans.ola.meyer@atlascopco.com

Overhead presentations from Atlas Copco

For your convenience, an overhead presentation of Atlas Copco's first quarter result will be published on Atlas Copco's Internet site. Please go to www.atlascopco.com > Investor Relations > Presentations > Investor Presentations.

More information is available at **www.atlascopco.com**

Atlas Copco Group

Income Statement

	3 months ended		12 months ended		
SEK m.	March 31 1999	March 31 2000	March 1999	Dec. 1999	March 2000
Revenues	7,751	10,517	33,383	36,234	39,000
Operating expenses	-7,026	-9,189	-29,356	-31,764	-33,927
Operating profit	**725**	**1,328**	**4,027**	**4,470**	**5,073**
Financial income and expenses	-168	-385	-714	-1,058	-1,275
Profit after financial items	**557**	**943**	**3,313**	**3,412**	**3,798**
as a percentage of revenues	*7.2*	*9.0*	*9.9*	*9.4*	*9.7*
Taxes	-196	-347	-1,205	-1,137	-1,288
Minority interest	-3	-10	-28	-28	-35
Net profit	**358**	**586**	**2,080**	**2,247**	**2,475**
Earnings per share, SEK	1.87	2.80	10.89	11.50	12.43
Return on capital employed before tax, %			15.8	14.1	14.6
Return on equity after tax, %			14.2	13.6	13.9
Debt/equity ratio, %			62.1	91.7	86.5
Rate of equity, %			42.3	39.3	40.4
Number of employees at end of period			23,028	26,134	26,053

Balance Sheet

SEK m.	March 31, 1999	Dec. 31, 1999	March 31, 2000
Intangible fixed assets	11,492	18,851	19,060
Other fixed assets	10,803	18,702	18,688
Inventories	5,527	5,348	5,592
Receivables	7,670	9,463	9,502
Cash, bank, and short-term investments	1,678	1,286	857
Total assets	**37,170**	**53, 650**	**53,699**
Equity	15,529	20,885	21,512
Minority interest	201	192	202
Interest-bearing liabilities and provisions	11,445	20,611	19,639
Non-interest-bearing liabilities and provisions	9,995	11,962	12,346
Total liabilities and equity	**37,170**	**53,650**	**53,699**

Revenues by Business Area

SEK m. (January–March)	1998	1999	2000
Compressor Technique	3,384	2,971	3,345
Construction and Mining Technique	1,479	1,353	1,650
Industrial Technique	2,445	2,448	2,619
Rental Service	878	1,082	3,023
Eliminations	-78	-103	-120
Atlas Copco Group	8,108	7,751	10,517

				1999	2000
SEK m. (by quarter)	1	2	3	4	1
Compressor Technique	2,971	3,422	3,288	3,521	3,345
Construction and Mining Technique	1,353	1,477	1,323	1,572	1,650
Industrial Technique	2,448	2,645	2,522	2,730	2,619
Rental Service	1,082	1,202	2,335	2,815	3,023
Eliminations	-103	-127	-111	-131	-120
Atlas Copco Group	7,751	8,619	9,357	10,507	10,517

Earnings by Business Area

SEK m. (January–March)	1998	1999	2000
Compressor Technique	607	390	580
Construction and Mining Technique	104	84	142
Industrial Technique	260	216	263
Rental Service	97	83	390
Corporate items	-25	-48	-47
Operating profit	1,043	725	1,328
Financial income and expenses	-162	-168	-385
Profit after financial items	881	557	943

				1999	2000
SEK m. (by quarter)	1	2	3	4	1
Compressor Technique	390	572	579	612	580
Construction and Mining Technique	84	104	88	121	142
Industrial Technique	216	257	288	271	263
Rental Service	83	146	359	422	390
Corporate items	-48	-17	-31	-26	-47
Operating profit	725	1,062	1,283	1,400	1,328
Financial income and expenses	-168	-194	-318	-378	-385
Profit after financial items	557	868	965	1,022	943

press information

Corporate Communications

Atlas Copco Annual General Meeting

Stockholm—Thursday, April 27, 2000—Atlas Copco's Annual General Meeting was held today. In his address to the shareholders, Giulio Mazzalupi, President and CEO, reported, among other things, on the company's performance in 1999, the financial targets, and use of the Internet in the Group.

"*In 1999, Atlas Copco made a number of important moves in line with the strategy. The most important was that we completed our project of forming a new business area, by acquiring Rental Service Corporation,*" Mazzalupi said. Rental Service has operated as a separate business area since the beginning of last year, with Prime Service Inc. and Rental Service Corp. as its two divisions.

Atlas Copco's revenues increased 7 percent to SEK 36,234 million in 1999 while profit after financial items decreased 6 percent to SEK 3,412 million. The operating profit increased 3 percent to SEK 4,345 million, corresponding to a margin of 12.3 percent.

Atlas Copco reported its first quarter results earlier today. Revenues were SEK 10,517 million, up 36 percent compared with the corresponding period in 1999. Profit after financial items increased 69 percent, to SEK 943 million, compared to a weak first quarter in the preceding year. "*We are pleased about these positive developments and expect continued growth in demand for Atlas Copco's products and services in the near future.*"

In his address to the shareholders Mazzalupi outlined the financial targets of the Atlas Copco Group; "*Our overall objective as a Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. Our targets over the next business cycle are to have an annual revenue growth of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge our operating capital efficiency in terms of stock, receivables, and hire fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased.*" Mazzalupi added that the strategy to reach the objectives would follow the proven development process for all operational units in the Group of stability first, then profitability, and finally growth.

Atlas Copco announced today the launch of an extended stock option program to further align the goals of some 200 key employees with the interests of shareholders. "*We want this program to be a long-term incentive plan, to provide benefits linked to the share price.*"

Mazzalupi also reported on use of the Internet within the Atlas Copco Group to provide customers with better service, and he gave a number of examples of how it is used today to broaden and deepen sales penetration. The Internet will be used to improve efficiency: "*By challenging the way we work now, and introducing new types of structures, the sales organizations will save an estimated 30-50 percent in administration costs over the next few years.*"

The Meeting adopted the Board of Directors' proposed dividend for the 1999 fiscal year of SEK 4.75 per share. May 3, 2000, was approved as the record date. It is estimated that dividends will be distributed via Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 8, 2000.

One amendment of the Articles of Association was adopted, to reflect the increased importance of equipment rental.

The Meeting re-elected all members of the Board: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Sune Carlsson, Paul-Emmanuel Janssen, Lennart Jeansson, Giulio Mazzalupi, Hari Shankar Singhania, Michael Treschow, Kurt Hellström and Ulla Litzén.

The auditors are Stefan Holmström and Peter Markborn and the deputy auditors are Thomas Jansson and Björn Sundkvist, elected by the Meeting in1999, each for a three-year term.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

For further information please contact:

Atlas Copco AB

Annika Berglund,
SVP Group Communications
Tel: + 46 8 743 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

Mattias Olsson,
Investor Relations
Tel: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Hans Ola Meyer
CFO
Tel: +46 8 743 8292
Mobile: +46 70 588 8292
hans.ola.meyer@atlascopco.com

Mazzalupi's complete address to the shareholders will be published and audiocasted on the Group's website: Please go to www.atlascopco.com > Investor Relations > Presentations

Atlas Copco **press information**

Corporate Communications

Atlas Copco launches extended option plan

Stockholm - April 27, 2000 - At the board meeting today, the Board of Directors of Atlas Copco AB decided to implement a worldwide stock option plan aimed at key employees in the Group. This program replaces the present option plan that was launched 1997.

The purpose of the option plan is to attract, retain and motivate key employees by having a long-term incentive plan that provides benefits linked to share-price development.

In 2000, the extended plan includes 200 employees in the Atlas Copco Group. The stock options granted will give entitlement to acquire Atlas Copco A shares at an exercise price corresponding to 110 % of the average share-price over a reference period close to date of grant. They will be vested over a period of three years, at the rate of 1/3 per year, and will have a term of six years.

The stock options are granted free of charge and are not transferable. If employment is terminated, the options expire. Vested options are generally exercisable one month after termination of employment.

Since the stock options offer entitlement to acquire existing shares, there will be no dilution for Atlas Copco shareholders. A total of approximately 770,000 shares will be required to cover the options to be granted in 2000, including the social security charges that will be payable upon exercise of the options. The cost of the stock option program is hedged.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

Atlas Copco AB, Sweden
Marianne Hamilton
Organizational Development and Management Resources
Tel: + 46 8 743 8590
Mobile: + 46 70 665 8590
marianne.hamilton@atlascopco.com

Staffan Nordin
Group Treasury

Tel: + 46 8 743 8183
Mobile: + 46 70 675 8183
staffan.nordin@atlascopco.com

Atlas Copco **press information**

Corporate Communications

Atlas Copco rewards new marketing concepts and product innovations

Stockholm, April 28, 2000 – At Atlas Copco's Annual General Meeting held Thursday, the prestigious "Peter Wallenberg Marketing and Sales Award" and "John Munck Award" were presented, to reward new marketing and sales concepts and new innovative products.

The "Peter Wallenberg Marketing and Sales Award" was presented for the fourth time. Its purpose is to reward extraordinary sales efforts and the introduction of new marketing and sales methods. This year the award was shared between Mr. Yngve Revander, General Manager for Atlas Copco Tools, Germany, and Mr. Tom Tysl, Regional Manager, Prime Service Inc., USA. Mr. Revander received his award for his consistent work to provide a solid platform for the industrial tool business in Germany, and Mr. Tysl for his foresighted method on how to serve small short-term rental customers.

The "John Munck Award," which was established in 1990 to reward the best innovative technical development contribution during the year, was presented for the tenth time. This year the award was presented to the three innovators behind the Coprod system: Karl-Axel Stjernström, Uniroc, and Kurt Andersson and Jörgen Rodert, both Atlas Copco Rock Drilling Equipment. The Coprod system is a patented innovation, which will provide an important increase in drilling productivity for large hole sizes.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked 20 years for the Group, before he became Chairman of the Board (1974-1996). John Munck worked for Atlas Copco for 40 years, and was the Group's technical director at the time of his retirement in 1970.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

For further information please contact:
Atlas Copco AB
Annika Berglund, Group Communications
Tel: + 46 8 743 8070
Mobil: + 46 70 322 8070
annika.berglund@atlascopco.com

press information

Corporate Communications

Atlas Copco appoints new executive for Industrial Technique business area

Stockholm, May 5, 2000 – Göran Gezelius, currently President of Bahco Group AB, has been appointed Senior Executive Vice President of Atlas Copco's Industrial Technique business area. He will assume his new position on July 1, 2000.

"It is gratifying that Göran Gezelius will be joining Atlas Copco. His deep understanding and experience from worldwide distribution of more consumer type products, will provide us with the potential to further strengthen our position in this highly competitive market," says Giulio Mazzalupi, President and CEO of Atlas Copco.

"After a number of years as head of one of the biggest hand tools companies in the world, I feel it's time to do something else," Mr. Gezelius commented his appointment. "And my knowledge and experience from the engineering industry, manufacturing, and product development, as well as from worldwide distribution should fit this new position well."

Göran Gezelius, who has a degree in business administration from the Stockholm School of Economics and in chemical engineering from the Royal Institute of Technology, Stockholm, both in Sweden, has been working for Sandvik AB for nearly 20 years. In 1988, he was appointed President of the Sandvik Saws and Tools business area, which was sold to Snap-On Inc. in 1999 and now operates under the name Bahco Group AB.

Atlas Copco Industrial Technique develops, manufactures and markets pneumatic and electric power tools, assembly systems to satisfy the needs of industrial manufacturing, the automotive after-market, light construction and OEMs. The business area includes four divisions; Atlas Copco Industrial Tools and Equipment, Alliance Tools, Milwaukee Electric Tool Corp., and Atlas Copco Electric Tools. In 1999, revenues were over SEK 10 billion.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

Göran Gezelius
Tel: +46 26 265701
Mobile: + 46 70 586 5701
goran.gezelius@bahco.com

Atlas Copco AB
Marianne Hamilton
Organizational Development and Management Resources
Tel: + 46 8 743 8590
Mobile: + 46 70 665 8590
marianne.hamilton@atlascopco.com

Annika Berglund
Group Communications
Tel: + 46 8 743 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

press information

Corporate Communications

Atlas Copco's Rental Service Business Area Establishes Internal Service Provider

Stockholm, May 8, 2000 – The Rental Service business area has established a third business entity, ISP (Innovative Services Provider). ISP will provide its two divisions, Prime Service and Rental Service Corporation (RSC), with an "internal outsource" solution in the major areas of Fleet Management and Purchasing, Human Resources, Information Technology, Acquisitions, Finance and Accounting, Marketing Support and Communications.

ISP's objective is to efficiently provide higher levels of service and quality, and cost competitive solutions. As compared to Atlas Copco ASAP in Europe (Advanced Service and Administration Provider), ISP delivers additional services in the areas of fleet management, marketing support and communications.

"The establishment of ISP is a way to further formalize the development of synergies in these specific areas, between the two divisions," said Tom Bennett, Senior Executive Vice President of the Rental Service Business Area. "This will allow us to accelerate projects under way, and achieve results faster."

ISP will operate with its own management team, consisting of employees from both RSC and Prime. Mark Cohen, currently President of Atlas Copco North America, Inc., is serving as ISP's acting General Manager. The business entity will be co-located in Scottsdale, Arizona, Houston, Texas, and in various locations throughout the companies' network of stores in North America.

The acquisition of RSC in July last year was highly complementary to Atlas Copco's Prime Service, Inc., synergies were identified in a number of areas. Besides the development of synergies within the business area, the acquisition gave better opportunity to develop product synergies with other Atlas Copco divisions. Also, the Rental Service business area immediately benefited from better access to and a lower cost of capital.

Rental Service is a business area within the Atlas Copco Group, an international industrial company with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

For further information please contact:

Annika Berglund, Senior Vice President, Corporate Communications, Atlas Copco AB
Phone: +46-(0)8-743 80 70
e-mail: annika.berglund@atlascopco.com

Mark Cohen, General Manager, ISP
Phone: +1 973-439-3410
Fax: +1 973-439-9188
e-mail: mark.cohen@atlascopco.com

Kim Edwards, Director Communications & PR, ISP
Phone: +1 480-905-3346
Fax: +1 480-609-2068
e-mail: kimedwards@rentalservice.com

press information

Corporate Communications

Atlas Copco's RSC Division Announces Eight Completed Strategic Acquisitions

STOCKHOLM SWEDEN, May 8, 2000 — Rental Service Corporation (RSC), a division in Atlas Copco's Rental Service business area, has announced that it has recently completed the acquisitions of American Blueberries, Inc. d/b/a General Rental; North Rentals, Inc.; Call, Inc. d/b/a Call Rental Center; Mac-Se-Co Ltd., Inc. d/b/a General Rental; A Rockdale Rental Center, Inc.; Zigg's Rent-It Center, Inc.; Summit County Tool Rental, Inc.; and Sheffield's Rent-It, Inc. These eight acquired companies operated a combined ten locations in Arizona (1), Colorado (3), Delaware (1), Georgia (1), Kansas (2) North Carolina (1) and Pennsylvania (1), and had total combined trailing twelve months revenues of approximately SEK 95 million. The acquisitions are part of the division's strategy to grow in areas, which have previously not been fully served.

Rental Service Corporation, a division within the Atlas Copco Group, is a leader in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates in 31 states in the United States and in Canada. More information is available on www.rentalservice.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

For more information please contact:

Rental Service Corporation
Douglas A. Waugaman, President and Chief Operating Officer, Tel: + 1 480 905 3300

Atlas Copco AB
Annika Berglund, Senior Vice President, Group Communications, Tel: + 46 8 743 8070, Mobile: + 46 70 322 8070, annika.berglund@atlascopco.com

press information

Corporate Communications

Atlas Copco's Milwaukee Electric Tool division launches new e-business web sites

Stockholm, May 17 -- Milwaukee Electric Tool Corp., a leading manufacturer of professional electric tools, has announced implementation plans and dates for two new WEB sites. The new sites will provide better service to end-users, and e-commerce with distributors.

A new web site highlighting Milwaukee products has been launched. The new site has been graphically designed to easily navigate through information, and features a randomly generated view of its products each time you log onto the site. Up to the minute news can be delivered from the Milwaukee marketing team in the Heavy Duty Heads–Up section. The site also contains access to Milwaukee's extensive distributor and service-station network, career opportunities, and Milwaukee Electric Tool Corp. History. Two new sections on the site are the media center and the Heavy-Duty Users Club. The media center provides current news releases, advertising and convention schedules. The Heavy-Duty Club is targeted for professional users. Participation in the Club gives members opportunities to work closer with Milwaukee.

MilwaukeeConnect.com is the launch of Milwaukee's E-Business application for authorized distributors. This Business to Business site, features secure access to order and account information. Milwaukee Electric Tool Corp. distributors also will have the capability to enter orders directly into the back-end ERP system with access to a full featured E-Commerce catalog. Implementation will begin in early June 2000 and continue through the 3rd quarter.

Milwaukee Electric Tool Corporation is a leading manufacturer of Heavy-Duty Electric Tools and Accessories. For more information on Milwaukee, visit the Web site at http://www.mil-electric-tool.com.

Milwaukee Electric Tool Corporation is a division within the Atlas Copco Group, an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

Milwaukee Electric Tool Corp.
Dennis Pfeil, Information Systems
Phone:+ 1 262 783 86 69
dennis.pfeil@atlascopco.com

Atlas Copco AB, Sweden
Annika Berglund, Group Communications
Phone: + 46 8 743 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

Atlas Copco **press information**

Corporate Communications

Atlas Copco receives pioneering order from Iran

Stockholm, May 29, 2000---Atlas Copco Craelius, a division within the Atlas Copco Group, has received a major order valued at almost SEK 100 million from Iran Water & Power Resources Development Company (IWPC). The order involves 20 drill rigs to be used for construction and grouting work at the Karoun III dam in Iran. The Atlas Copco equipment will be delivered during the year.

"This order is further proof that Atlas Copco is the market leader in the field of core drilling and grouting," says Freek Nijdam, Head of the business area Construction & Mining Technique. "The Iran order is also one of the largest ever received by Atlas Copco Craelius and clearly shows that we are making good progress in a highly competitive market. Atlas Copco's cutting edge technical development has been very well received by the customers."

The Iran order consists of 20 drill rigs, accessories and grouting equipment. Atlas Copco and IWPC have previously been co-operating on various dam projects in Iran. The order is considered to be groundbreaking and a catalyst for further business opportunities for other divisions within Atlas Copco.

Primarily, the equipment will be used for reinforcement work both in the construction of the dam and for stabilising the bedrock. It will also be used for sealing of cracks in the walls of the dam with grouting, something which has become an Atlas Copco Craelius speciality.

The main purpose of the dam is to produce electricity, but also incorporates an irrigation system, which will provide the northeastern part of Iran with water for agriculture. This is the third dam that is being built in Karoun and the power station will generate 2,000 MW of energy primarily for industries and agriculture.

Estimated cost of the Karoun III project is around USD 150 million (SEK 1,3 billion) and will take an estimated six years to build. The power station will be the largest in Iran.

Atlas Copco Craelius, *a division within the Atlas Copco group, develops, manufactures and markets* equipment for exploration drilling and ground reinforcement.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

For further information please contact:
Björn Rosengren, President, Atlas Copco Craelius AB
Telephone +46-8-587 78501

press information

Corporate Communications

Atlas Copco's Industrial Tools and Equipment division launches eCommerce

Stockholm – June 15, 2000 – Atlas Copco Tools and Assembly Systems, both part of the Industrial Tools and Equipment division, add eCommerce to the electronic services already provided on the Internet. Initially the distributors are able to place and track orders through Internet, and soon more functions will be offered, adding value to the distributors and end-users.

"By continuously improving our offering of services on the Internet, with fast and complete information, and interactivity, we aim for increased customer satisfaction," said Peter Möller, President of Atlas Copco Industrial Tools and Equipment. "Our sales engineers and distributors will be able to devote themselves to deepened customer contacts, service and demonstrations of tools and equipment."

In phase one of the project eCommerce pilots will be introduced, where distributors will be able to place and track orders through the Web. In parallel, sales companies located in countries that not yet have their local websites up and running will get dedicated support in order to speed up the process. In the beginning of the fourth quarter Atlas Copco Tools will launch the second phase including more functions and added value. Distributors will have on-line access to product, price and supply information. They will also be able to order directly and trace the order all the way to final delivery.

Atlas Copco Industrial Tools and Equipment, a division within the Industrial Technique business area, is a leading manufacturer of industrial power tools and assembly systems. The division has its main customer base in the motor vehicle industry and the general engineering industry. Additional information is available at the web site: www.atlascopco.com/tools/

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco.com.

Atlas Copco Industrial Tools and Equipment
Christer Bülow, Manager Sector Tools
Phone:+ 46 8 743 9350
Mobile: + 46 70 5579350
christer.bulow@atlascopco.com

Atlas Copco AB, Sweden
Annika Berglund, Group Communications
Phone: + 46 8 743 8070
Mobile: + 46 70 322 8070
annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

August 8, 2000
ATLAS COPCO
Interim report as per June 30, 2000 (unaudited)

Strong order growth in the second quarter

- **Orders received increased 33 percent in the second quarter to SEK 11,620 m., corresponding to a strong volume increase of 13 percent.**
- **Revenues increased 32 percent to SEK 11,374 m.**
- **Operating margin increased to 13.5 percent (12.3)**
- **Improved operating margins for all business areas**
- **Earnings per share increased to SEK 3.32 (3.02)**

	April - June 2000	1999	Change %	January – June 2000	1999	Change %
Orders received	**11,620**	**8,743**	**+33**	22,708	16,900	+34
Revenues	**11,374**	**8,619**	**+32**	21,891	16,370	+34
Operating profit	**1,541**	**1,062**	**+45**	2,869	1,787	+61
- as a percentage of revenues	***13.5***	***12.3***		*13.1*	*10.9*	
Profit after financial items	**1,130**	**868**	**+30**	2,073	1,425	+45
- as a percentage of revenues	***9.9***	***10.1***		*9.5*	*8.7*	
Earnings per share*, SEK	**3.32**	**3.02**		6.12	4.89	

**) Number of shares: 209.6 m. (183.5)*

Near-term outlook

Overall, the strong demand for Atlas Copco's products and services is expected to continue in the near term. North American demand is still foreseen to improve in spite of signs of a slowdown in some sectors of the economy. Demand for rental equipment is expected to continue to improve, driven by the outsourcing trend. Growth in demand for investment related products is also anticipated from the process industry.
The outlook for Europe remains positive, with the prospect of more new investments from the construction and process industries. In Asia, the strong positive demand trend is expected to continue.

Half-year results summary

Atlas Copco Group

The Atlas Copco Group's revenues for the first half-year increased 34 percent, to SEK 21,891 m. (16,370), corresponding to a volume increase of 11 percent for comparable units. Foreign exchange rate fluctuations had a positive translation effect of approximately 2 percentage points. Orders received increased 34 percent, to SEK 22,708 m. (16,900), corresponding to a volume increase of 13 percent.

The Group's operating profit increased to SEK 2,869 m. (1,787), corresponding to an increase of 61 percent and a profit margin of 13.1 percent (10.9). Profit after financial items amounted to SEK 2,073 m. (1,425), which corresponds to an increase of 45 percent and a margin of 9.5 percent (8.7).

During the period the insurance company SPP confirmed a refund of SEK 224 m., relating to pensions for Swedish salaried employees. The amount, which will be subject to income tax, will be recorded as income during the second half of the year when final decisions on early retirement plans, etc., have been taken.

Operating cash flow before acquisitions and dividends equaled SEK 8 m. (1,257). The large negative difference was entirely due to planned rental fleet investments in the acquired Rental Service Corporation, which are to a very large extent concentrated to the second quarter (see table on page 4).

Second quarter business review

Atlas Copco Group

Market development

Market demand in North America remained at a high healthy level in the second quarter. The industrial sector continued to improve, with high demand both for larger investment equipment and for production related products. Activity within the construction industry was strong throughout the period, benefiting both rental equipment and sales of construction related products.

In Europe, the demand level improved. However, the imbalance in the region remains, with strong demand in Great Britain, the alpine region and some Mediterranean markets, while Germany and the Nordic countries recorded relatively slow demand during the quarter.

Demand for Atlas Copco's products and services continued to accelerate in Asia and a highlight of the quarter was the strong upturn in the Chinese economy.

The economy in South America continued to make progress and was particularly robust in Brazil. The demand trend also showed positive development in South Africa and the Middle East.

Overall, demand for mining equipment increased in most mining related countries.

Orders and revenues

Orders received were up 33 percent compared with the second quarter of 1999, to SEK 11,620 m. (8,734). This corresponds to a volume gain of 13 percent, excluding a positive currency effect of 1 percentage point and a net effect from acquisitions and divestments of 20 percent. The solid volume gain in order intake was achieved both through a strong positive market demand for Atlas Copco's products and services in all geographical regions, and through market share gains in specific product areas.

Revenues were SEK 11,374 m. (8,619), up 32 percent, corresponding to a volume gain of 11 percent for comparable units.

Earnings and returns

Operating profit increased in the second quarter by SEK 479 m. or 45 percent to SEK 1,541 m. (1,062). This corresponds to a margin of 13.5 percent (12.3). All four business areas showed an improvement over the previous year, primarily as a result of higher revenues, the effects of rationalization measures and the contribution from the recently acquired Rental Service Corporation. The combined effect of acquired and divested businesses accounted for about half of the profit increase. Net currency effects between the second quarters of 1999 and 2000 were marginally positive and explained only a minor part of the profit increase.

Net financial items amounted to SEK -411 m. (-194), of which net interest items accounted for SEK -394 m. (-190) and financial foreign exchange differences for SEK -17 m. (-4). The interest expense increased compared with last year because of the RSC acquisition and higher interest rates. The reasons for the increase compared with the most recent quarters were the effect of the substantial rental fleet investments, the Atlas Copco AB dividend payment of SEK 996 m. in the second quarter, and the continued increase in short-term interest rates.

Profit after financial items increased by 30 percent to SEK 1,130 m. (868), corresponding to a margin of 9.9 percent (10.1).

Net profit for the quarter totaled SEK 696 m. (577), or SEK 3.32 per share (3.02).

Return on capital employed during the 12 months to June 30, 2000 was 15 percent (15) and return on shareholders' equity 14 percent (14). The Group's Weighted Average Cost of Capital (WACC) is approximately 8 percent (7), corresponding to a pretax Cost of Capital of approximately 12 percent.

Cash flow and net indebtedness

The operating cash surplus after tax for the second quarter reached SEK 1,435 m. (1,048), corresponding to 13 percent (12) of Group revenues.

Working capital increased SEK 204 m. (181) during the period as a consequence of higher sales volumes. Working capital efficiency (measured as a turnover ratio) improved, particularly for inventories.

Cash flow from operations increased to SEK 1,231 m. (867).

Net investment in tangible fixed assets was SEK 2,310 m. (368) in the quarter. The sharp increase compared with the previous year was planned and attributable to the acquisition of Rental Service Corporation and its heavy seasonal investments in rental fleet, which are to a very large extent concentrated to the second quarter (see Investments below).

Net cash flow after total dividends paid of SEK 1,007 m. (829) equaled SEK –2,236 m. (-315).

Summary cash-flow analysis

(SEK m.)	April-June		January-June	
	2000	**1999**	2000	1999
Operating cash surplus after tax	**1,435**	**1,048**	2,731	1,796
of which depreciation added back	***942***	***494***	*1,812*	*968*
Change in working capital	**-204**	**-181**	-184	169
Cash flow from operations	**1,231**	**867**	2,547	1,965
Investments in tangible fixed assets	**-2,775**	**-563**	-3,550	-1,089
Sale of tangible fixed assets	**465**	**195**	1,011	381
Company acquisitions/divestments	**-150**	**15**	-284	-111
Cash flow from investments	**-2,460**	**-353**	-2,823	-819
Dividends paid	**-1,007**	**-829**	-1,007	-829
Net cash flow	**-2,236**	**-315**	**-1,283**	**317**
Change in interest-bearing liabilities	**2,377**	**86**	998	-930
Cash flow after financing	**141**	**-229**	-285	-613
Liquid funds at beginning of period	**857**	**1,678**	1,286	2,118
Translation difference	**3**	**14**	0	-42
Liquid funds at period-end	**1,001**	**1,463**	1,001	1,463

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to SEK 21,340 m. (10,327), of which SEK 1,380 m. (1,414) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 99 percent (66).

Investments

Gross investments in property and machinery totaled SEK 265 m. (171). Gross investments in rental equipment reached SEK 2,510 m. (392). In line with the plan for rental fleet investments in Rental Service, the second quarter has by far the highest investments during the year. Total depreciation on these two asset groups was SEK 225 m. (197) and SEK 558 m. (191) respectively, while amortization of intangible assets equaled SEK 159 m. (106).

People
At June 30, 2000, the number of employees was 26,349 (22,428). For comparable units, the number of employees increased by 236 compared with June 1999.

Following the Group's strategy to grow in the use-of-products, the people working in service positions increased during the second quarter by four percentage points to 35 percent in June 2000 (31 percent in March 2000).

The Group strongly believes that job mobility is a key ingredient to safeguard ongoing competence development. In the second quarter of 2000, 7 percent of salaried employees in the Group were working in new positions.

Distribution of shares
Share capital amounted to SEK 1,048 m. (918) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

In 1999, 26.1 million new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	April - June 2000	1999	Change %	January – June 2000	1999	Change %
Orders received	**3,879**	**3,433**	**+13**	7,620	6,604	+15
Revenues	**3,625**	**3,422**	**+6**	6,970	6,393	+9
Operating profit	**664**	**572**	**+16**	1,244	962	+29
- as a percentage of revenues	***18.3***	***16.7***		*17.8*	*15.0*	

- Overall strong sales growth.
- Successful launch of new larger size Variable Speed Drive (VSD)-compressors.
- Atlas Copco Rotoflow was divested on April 24, 2000.

The order intake increased 13 percent to SEK 3,879 m. (3,433) in the second quarter, corresponding to 17 percent in volume when adjusted for a 3 percent negative currency impact. The divestment of Rotoflow and prices only had marginal effects.

Overall, sales volume was up for all product areas. The strong sales development in the U.S. in the first quarter continued in the second, with good increases in order intake for both oil-injected and oil-free industrial compressors. Sales also continued to increase in Europe, supported by a pick-up in demand in Great Britain. Sales in Germany continued to be relatively slow. The strong recovery in the economy in Asia, particularly in China, continued in the period and boosted the sales of all types of industrial compressors.

The newly launched, extended range of VSD compressors, both oil-free and oil-injected, has already contributed to sales. The VSDs consume less energy than the preceding generations, thus providing significant lifetime savings for customers.

Revenues increased 6 percent in the quarter, to SEK 3,625 m. (3,422).

Operating profit improved by 16 percent, to a record SEK 664 m. (572), corresponding to an operating margin of 18.3 percent (16.7). The margin improvement compared with last year was primarily due to better absorption in the factories, a favorable revenue mix with more after market sales and more high-end industrial compressors, and some positive currency effect from the high USD/Euro ratio.

Construction and Mining Technique Business Area

The Construction and Mining Technique Business Area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	April - June 2000	April - June 1999	Change %	January – June 2000	January – June 1999	Change %
Orders received	**1,802**	**1,582**	**+14**	3,577	3,027	+18
Revenues	**1,809**	**1,477**	**+22**	3,459	2,830	+22
Operating profit	**173**	**104**	**+66**	315	188	+68
- as a percentage of revenues	***9.6***	***7.0***		*9.1*	*6.6*	

- Strong demand from the mining industry supports second quarter result.
- Successful introduction of new drilling rigs boosts customer demand.

Orders received during the period were up 14 percent overall in the quarter and 12 percent in volume, to SEK 1,802 m. (1,582). There was a positive currency effect of one percent.

The positive investment trend from mining equipment, which began late last year, continued throughout the second quarter. Compared with the same quarter in 1999, a healthy order intake was received from mining sectors in Canada, Russia, South Africa and Australia. A second large order for underground drilling rigs and loaders was received from Mexico.

Infrastructure projects in central and southern Europe contributed to favorable demand for underground drilling equipment. In Asia, particularly in China, the positive sales trend continued, and major infrastructure projects are being planned for in the region. In the Middle East, a pioneering order valued at almost SEK 100 m. was received for ground reinforcement equipment. Overall, the order intake for hydraulic and electric motor breakers was robust in the quarter, including increases in market shares in North America.

Revenues were SEK 1,809 m. (1,477), up 22 percent in all, of which volume accounted for 20 percent.

Operating profit for the quarter rose 66 percent to SEK 173 m. (104), corresponding to a margin of 9.6 percent (7.0), the highest profit and margin recorded in the last 10 years. Substantially higher sales volumes explained most of the profit increase compared with the same quarter in 1999.

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

	April – June		Change	January – June		Change
	2000	1999	%	2000	1999	%
Orders received	**2,894**	**2,664**	+9	5,634	5,274	+7
Revenues	**2,805**	**2,645**	+6	5,424	5,093	+6
Operating profit	**299**	**257**	+16	562	473	+19
- as a percentage of revenues	*10.7*	*9.7*		*10.4*	*9.3*	

- Orders for sophisticated, Atlas Copco branded, industrial tools were very strong.
- Milwaukee Electric Tools launched a new Internet site, which offers fully integrated e-trade.

Orders received increased 9 percent in the quarter, to SEK 2,894, (2,664), corresponding to a volume gain of 10 percent. The net effect of currencies, and the divestment of Atlas Copco Controls, was – 2 percent.

The increase in demand for sophisticated, Atlas Copco branded, industrial tools was high in the quarter, both in the U.S. and in Europe. The order intake for standard products from the general industry was mainly flat. The automotive industry placed important orders for assembly systems during the period.

The demand for professional electric tools continued to rise in North America and in Europe there was a slight improvement in the quarter. In general, there is a pronounced trend towards the use of more cordless tools on both continents and a change in the product mix was noted.

Revenues were SEK 2,805 m. (2,645), an increase of 6 percent compared with the second quarter of 1999. The increase corresponds to a volume gain of 8 percent.

Operating profit increased by 16 percent to SEK 299 m. (257) equal to a profit margin of 10.7 percent (9.7). The margin improvement compared with the same quarter in 1999 was mainly due to the higher volume in general and a more favorable revenue mix with substantially higher sales of sophisticated industrial power tools.

Rental Service Business Area

The Rental Service business area consists of two divisions in the equipment rental industry in North America, providing services to construction and industrial markets.

	April - June 2000	1999	Change %	January – June 2000	1999	Change %
Revenues	**3,332**	**1,202**	**+177**	6,355	2,284	+178
Operating profit	**464**	**146**	**+218**	854	229	+273
- as a percentage of revenues	***13.9***	***12.1***		*13.4*	*10.0*	

- Margins up in the second quarter.
- ISP, an internal service provider encompassing some 400 employees, was established to efficiently provide high-quality administrative and marketing services to the business area.
- 20 cold starts made and 20 stores were acquired during the quarter. The number of stores now totals 538.

During the second quarter of 2000, revenues increased 177 percent to SEK 3,332 m. (1,202). Volume growth was 11 percent, excluding acquisition, currency translation and price effects. On average, rental revenue rates remained at a level 3-4 percent lower than in the second quarter of last year. Rental revenues accounted for 71 percent of total revenues and recorded a volume growth of 14 percent. Sales of equipment, parts and merchandise represented 19 percent of revenues, while sales of used equipment accounted for 10 percent.

The equipment rental business continues to grow at a higher pace than the industries it serves, due to the outsourcing trend. The construction industry, where non-residential building is the important customer segment, remained solid in the second quarter. The Mid-west and west benefited from the usual, higher activity compared with the first quarter. The industrial side of the business strengthened at the end of the quarter after some temporary weakening during mid-spring. The favorable contribution to overall growth from the rental operations in Canada and Mexico continues.

Operating profit, which includes all related goodwill amortization, was SEK 464 m. (146), corresponding to a margin of 13.9 percent (12.1). The profit increase of SEK 318 m. was mainly due to the acquisition of RSC and various small rental companies. Time utilization continued to improve in spite of heavy seasonal fleet investments in the quarter. This helped to offset the negative impact of the lower rental rates on profit margin.

Stockholm, August 8, 2000

Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and Divestments 1999-2000

Time	Acquisitions	Divestments	Business Area	Sales* SEK m.	No. of employees*
2000 Q2	Various small rental cos.		RS	130	
2000 Apr. 24		Atlas Copco Rotoflow	CT	300	140
2000 Q1	Various small rental cos.		RS	80	
1999 Oct.	Tool Technics		IT	40	32
1999 Q4	Various small rental cos.		RS	40	
1999 Aug. 31		Atlas Copco Controls	IT	470	235
1999 Jul. 1	ABIRD		CT	40	25
1999 Jul. 29	Rental Service Corp.		RS	5,520	3,600
1999 Jan.	Rand Air		CT	90	

**Annual revenues and number of employees at time of acquisition/divestment*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets over the next business cycle are to have an annual revenue growth of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and hire fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy to reach the objectives would follow the proven development process for all operational units in the Group of stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

SEK m.	3 months ended June 30 2000	3 months ended June 30 1999	6 months ended June 30 2000	6 months ended June 30 1999	12 months ended June 2000	12 months ended Dec. 1999
Revenues	11,374	8,619	21,891	16,370	41,755	36,234
Operating expenses	-9,833	-7,557	-19,022	-14,583	-36,203	-31,764
Operating profit	**1,541**	**1,062**	**2,869**	**1,787**	**5,552**	**4,470**
As a percentage of revenues	*13.5*	*12.3*	*13.1*	*10.9*	*13.3*	*12.3*
Financial income and expenses	-411	-194	-796	-362	-1,492	-1,058
Profit after financial items	**1,130**	**868**	**2,073**	**1,425**	**4,060**	**3,412**
As a percentage of revenues	*9.9*	*10.1*	*9.5*	*8.7*	*9.7*	*9.4*
Taxes	-419	-285	-766	-481	-1422	-1,137
Minority interest	-15	-6	-25	-9	-44	-28
Net profit	**696**	**577**	**1,282**	**935**	**2,594**	**2,247**
Earnings per share, SEK	*3.32*	*3.02*	*6.12*	*4.89*	*12.73*	*11.50*
Return on capital employed before tax, %					*15*	*14*
Return on equity after tax, %					*14*	*14*
Debt/equity ratio, %					*99*	*92*
Rate of equity, %					*38*	*39*
Number of employees at end of period					*26,349*	*26,134*

Balance Sheet

SEK m.	June 30, 2000	Dec. 31, 1999	June 30, 1999
Intangible fixed assets	19,277	18,851	11,617
Other fixed assets	20,647	18,702	10,893
Inventories	5,625	5,348	5,351
Receivables	10,393	9,463	7,903
Cash, bank, and short-term investments	1,001	1,286	1,463
Total assets	**56,943**	**53,650**	**37,227**
Equity	21,380	20,885	15,363
Minority interest	195	192	190
Interest-bearing liabilities and provisions	22,341	20,611	11,790
Non-interest-bearing liabilities and provisions	13,027	11,962	9,884
Total liabilities and equity	**56,943**	**53,650**	**37,227**

Revenues by Business Area

SEK m	1998	1999	April – June 2000	1998	1999	January – June 2000
Compressor Technique	3,460	3,422	3,625	6,844	6,393	6,970
Construction and Mining Technique	1,816	1,477	1,809	3,295	2,830	3,459
Industrial Technique	2,510	2,645	2,805	4,955	5,093	5,424
Rental Service	969	1,202	3,332	1,847	2,284	6,355
Eliminations	-79	-127	-197	-157	-230	-317
Atlas Copco Group	8,676	8,619	11,374	16,784	16,370	21,891

SEK m. (by quarter)	1	2	3	1999 4	1	2000 2
Compressor Technique	2,971	3,422	3,288	3,521	3,345	3,625
Construction and Mining Technique	1,353	1,477	1,323	1,572	1,650	1,809
Industrial Technique	2,448	2,645	2,522	2,730	2,619	2,805
Rental Service	1,082	1,202	2,335	2,815	3,023	3,332
Eliminations	-103	-127	-111	-131	-120	-197
Atlas Copco Group	7,751	8,619	9,357	10,507	10,517	11,374

Earnings by Business Area

SEK m.	April – June 1998	1999	2000	January – June 1998	1999	2000
Compressor Technique	595	572	664	1,202	962	1,244
As a percentage of revenues	*17.2*	*16.7*	*18.3*	*17.6*	*15.0*	*17.8*
Construction and Mining Technique	155	104	173	259	188	315
As a percentage of revenues	*8.5*	*7.0*	*9.6*	*7.9*	*6.6*	*9.1*
Industrial Technique	264	257	299	524	473	562
As a percentage of revenues	*10.5*	*9.7*	*10.7*	*10.6*	*9.3*	*10.4*
Rental Service	123	146	464	220	229	854
As a percentage of revenues	*12.7*	*12.1*	*13.9*	*11.9*	*10.0*	*13.4*
Corporate items	-25	-17	-59	-50	-65	-106
Operating profit	1,112	1,062	1,541	2,155	1,787	2,869
As a percentage of revenues	*12.8*	*12.3*	*13.5*	*12.8*	*10.9*	*13.1*
Financial income and expenses	-169	-194	-411	-331	-362	-796
Profit after financial items	943	868	1,130	1,824	1,425	2,073
As a percentage of revenues	*10.9*	*10.1*	*9.9*	*10.9*	*8.7*	*9.5*

SEK m. (by quarter)	1999 1	2	3	4	2000 1	2
Compressor Technique	390	572	579	612	580	664
As a percentage of revenues	*13.1*	*16.7*	*17.6*	*17.4*	*17.3*	18.3
Construction and Mining Technique	84	104	88	121	142	173
As a percentage of revenues	*6.2*	*7.0*	*6.7*	*7.7*	*8.6*	9.6
Industrial Technique	216	257	288	271	263	299
As a percentage of revenues	*8.8*	*9.7*	*11.4*	*9.9*	*10.0*	*10.7*
Rental Service	83	146	359	422	390	464
As a percentage of revenues	*7.7*	*12.1*	*15.4*	*15.0*	*12.9*	13.9
Corporate items	-48	-17	-31	-26	-47	-59
Operating profit	725	1,062	1,283	1,400	1,328	1,541
As a percentage of revenues	*9.4*	*12.3*	*13.7*	*13.3*	*12.6*	*13.5*
Financial income and expenses	-168	-194	-318	-378	-385	-411
Profit after financial items	557	868	965	1,022	943	1,130
As a percentage of revenues	*7.2*	*10.1*	*10.3*	*9.7*	*9.0*	*9.9*

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Hans Ola Meyer
Chief Financial Officer
Phone: + 46 8 743 8292
Mobile: +46 70 588 8292
hans.ola.meyer@atlascopco.com

Overhead presentations from Atlas Copco
For your convenience, an overhead presentation of Atlas Copco's second quarter result will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investors > Presentations

New Internet site for the Atlas Copco Group
More information is available at www.atlascopco-group.com – note the new Internet address.

Interim report as per September 30, 2000
The third quarter report will be published on October 24, and **not** on the 23rd as previously announced.

Atlas Copco **press information**

Group Communications

Mazzalupi comments on Atlas Copco's Q2 results

Stockholm, August 8, 2000—In the second quarter of 2000, the Atlas Copco Group increased its order intake, corresponding to volume gain of 13 percentage for comparable units. "*The volume development is particularly encouraging, since the period we are comparing with was relatively strong,*" said Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco. "*The demand for our products remained robust in all region in the world.*"

Atlas Copco's order received for the first half of 2000 was 34 percent higher than in 1999, representing a volume increase of 13 percent after adjustment for acquisitions, etc. Revenues increased 34 percent, to SEK 21,891 m., up 11 percent in volume. The operating profit margin was 13.1 percent (10.9), and 13.5 percent in the quarter. "*Through positive volume development, and rationalizations carried out last year, we achieved a better operating margin. However, there are still a number of areas with potential for further improvements.*" The targets over the next business cycle are to have an annual revenue growth of 8 percent, an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and hire fleet utilization.

"During the second quarter, we finalized a number of important e-business projects such as e-commerce in the Industrial Technique business area and the Internet plant room where we can monitor, control, and administer compressors from anywhere in the world. We are currently in the process of integrating all our Internet sites and all brands in the Group can today be reached through one common gateway."

Since 1997, Atlas Copco operates in the growing equipment rental business in the United States. *"The Rental Service business area achieved a real volume increase of 11 percent in the quarter, reflecting the sustained strong outsourcing trend in the industry throughout the business cycle. As a comparison, the overall demand level in the construction industry is reported to be flat, compared with the same period last year,"* Mazzalupi says. *"Moreover, we will accelerate the process aimed at realizing synergies in the business area, in all fields."*

Overall, the strong demand for Atlas Copco's products and services is expected to remain in the near term. *"We anticipate a continued healthy demand for our products during the reminder of the year 2000."*

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, **www.atlascopco-group.com**, which provides access to current news about the Company.

Atlas Copco Group
Summary of result for the period ended June 30, 2000

Atlas Copco Group	April - June 2000	1999	Change %	January – June 2000	1999	Change %
Orders received	**11,620**	**8,743**	**+33**	22,708	16,900	+34
Revenues	**11,374**	**8,619**	**+32**	21,891	16,370	+34
Operating profit	**1,541**	**1,062**	**+45**	2,869	1,787	+61
- as a percentage of revenues	***13.5***	***12.3***		*13.1*	*10.9*	
Profit after financial items	**1,130**	**868**	**+30**	2,073	1,425	+45
- as a percentage of revenues	***9.9***	***10.1***		*9.5*	*8.7*	
Earnings per share*, SEK	**3.32**	**3.02**		6.12	4.89	

**) Number of shares: 209.6 m. (183.5)*

	April - June 2000	1999	Change %	January – June 2000	1999	Change %
Compressor Technique						
Orders received	**3,879**	**3,433**	**+13**	7,620	6,604	+15
Revenues	**3,625**	**3,422**	**+6**	6,970	6,393	+9
Operating profit	**664**	**572**	**+16**	1,244	962	+29
- as a percentage of revenues	***18.3***	***16.7***		*17.8*	*15.0*	
Construction and Mining Technique						
Orders received	**1,802**	**1,582**	**+14**	3,577	3,027	+18
Revenues	**1,809**	**1,477**	**+22**	3,459	2,830	+22
Operating profit	**173**	**104**	**+66**	315	188	+68
- as a percentage of revenues	***9.6***	***7.0***		*9.1*	*6.6*	
Industrial Technique						
Orders received	**2,894**	**2,664**	**+9**	5,634	5,274	+7
Revenues	**2,805**	**2,645**	**+6**	5,424	5,093	+6
Operating profit	**299**	**257**	**+16**	562	473	+19
- as a percentage of revenues	***10.7***	***9.7***		*10.4*	*9.3*	
Rental Service						
Revenues	**3,332**	**1,202**	**+177**	6,355	2,284	+178
Operating profit	**464**	**146**	**+218**	854	229	+273
- as a percentage of revenues	***13.9***	***12.1***		*13.4*	*10.0*	

More detailed information on financial performance in the second quarter is published in the interim report for the period.

The interim report on the Atlas Copco Group's operations ended September 30, 2000 will be published on October 24, 2000.

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, (media)
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

press information

Group Communications

www.atlascopco-group.com

As of August 8, 2000, Atlas Copco is launching a new Internet website with public information about the Group and links to all of its brands. The new site can be accessed under address: www.atlascopco-group.com. Please note that any subscriptions made on the old address are still valid.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, **www.atlascopco-group.com**, which provides access to current news about the Company.

For further information, please contact:
Helene Hellberg, Communications Manager, Atlas Copco AB
phone +46 8 743 8074, mobile +46 70 349 8074, helene.hellberg@atlascopco.com

press information

Group Communications

August 17, 2000

Atlas Copco Rock Drills AB attains ISO 14001 certification

Atlas Copco Rock Drills AB, a manufacturer of underground and surface rock excavation equipment for the construction and mining industry, attains ISO 14001 Certification.

The certification applies to Atlas Copco Rock Drills AB's facilities in Örebro, Sweden, and includes the development, manufacture and marketing of surface and underground rock excavation equipment for the construction and mining industry.

According to the international standard ISO 14001 Environmental Management System, Atlas Copco Rock Drills AB has developed a system which provides the company with knowledge and control of its effect on the environment. In addition, it verifies that the company has control measures in place to continuously reduce any negative impact.

"Environmental issues have always been important to us and the ISO 14001 certification is a way to further establish our position as a leader in our industry," says Ingemar Widestig, Quality and Environmental Assurance Manager for Atlas Copco Rock Drills AB.

Environmental and ergonomic issues have long been an integrated part of the product development process. The hydraulic drill rigs can for example run on vegetable oil to reduce pollution from spill oil and leaks into the environment. The cabins for surface drilling rigs improve the working environment by shielding the operator from rock falls and other hazards as well as protecting from poor air quality, heat, cold, moisture, noise, and vibration.

Atlas Copco Rock Drills AB is part of the Construction and Mining Technique (CMT) business area. For more information visit the web site at www.atlascopco.com/rde

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available on the Group's web site, www.atlascopco-group.com, which provides access to current news about the Company.

For further information, please contact:
Hans Friberger, Environmental Communication, Atlas Copco Group
Phone +46-8-743 95 65, e-mail: hans.friberger@atlascopco.com
Ingemar Widestig, Quality and Environmental Assurance Manager, Atlas Copco Rock Drills AB
Phone +46-19-670 70 50, e-mail: ingemar.widestig@atlascopco.com

Atlas Copco **press information**

Group Communications

August 21, 2000

Art Droege new deputy at Atlas Copco's Rental Service business area

RENTAL SERVICE BUSINESS AREA (RSBA), HOUSTON, TEXAS -- Art Droege has been appointed Deputy Senior Executive Vice President, Rental Service business area (RSBA), comprised of Prime Service and Rental Service Corporation. Mr. Droege, currently Atlas Copco's Regional Executive Asia Pacific, Singapore, will in his new position be a member of Atlas Copco's Group Management.

Commenting on his new role, Art Droege stated that "The opportunity to get involved with the rapidly growing equipment rental industry is truly exciting and challenging. I believe that my 24 years of business development experience with the Atlas Copco Group in America and other parts of the world can make a strong contribution to helping the Rental Service Business Area achieve it's growth ambitions."

Tom Bennett, Senior Executive Vice President of the business area is pleased to have Droege on the team. "The Rental Service Business area is fortunate to have a team member of Art Droege's caliber. With his long experience within the Atlas Copco Group, Art will definitely be an asset for us." Mr. Droege will relocate to Scottsdale, Arizona, Rental Service Corporation's headquarters' and will report to Tom Bennett. Prior to his position in Asia, he was based in Belgium as President for the Oil-Free Air Division in the Compressor Technique Business Area.

The business area **Rental Service** has a pro forma turn over of the last 12 months of USD 1.24 billion. The business area operates more than 450 outlets with approximately 6,500 employees and more than 100,000 customers.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of approximately $4.2 billion (USD), with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco-group.com, which provides access to current news about the Company.

For more information please contact:

Kim Edwards, Communications Manager, Rental Service Business Area
Phone: +1-480-905 33 46; mobile: +1-602-432 37 34
E-mail: kimedwards@rentalservice.com

Art Droege, Deputy Senior Executive Vice President, Rental Service Business Area

Atlas Copco's RSC Division Announces Eleven Completed Acquisitions

Stockholm, Sweden – September 4, 2000 - Rental Service Corporation (RSC), a division in Atlas Copco's Rental Service business area, has announced that it has completed the acquisitions of eleven companies with a combined 19 locations in Alberta, Canada (2), Colorado (2), Kentucky (8), North Carolina (2), Nebraska (2), Pennsylvania (1), and Wisconsin (2). Combined trailing twelve month revenue is USD10 m. (approximately SEK 94 m.).

The acquisitions increase Rental Service Corporation's coverage to 32 states, plus Canada. Doug Waugaman, President of the division, stated: "We continue to make these strategic acquisitions, which further extends our operating platform throughout North America."

Rental Service Corporation (RSC), a division within the Atlas Copco Group, is a leading consolidator in the rapidly growing equipment rental industry, serving the needs of a wide variety of industrial, manufacturing and construction markets. Headquartered in Scottsdale, Arizona, RSC operates in the United States and in Canada. More information is available on www.rentalservice.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion (approximately USD 4.2 billion), with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

For more information please contact:

Rental Service Corporation
Kim Edwards, Communications Manager, Tel: + 1 480 905 3300, mobile: + 1 602 432 37 34, e-mail: kimedwards@rentalservice.com

Atlas Copco AB
Annika Berglund, Senior Vice President, Group Communications, Tel: + 46 8 743 8070, mobile: + 46 70 322 8070, e-mail: annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco acquires the Diamond Bit Manufacturer, Hobic Bit Industries Corporation.

Stockholm September 6, 2000 -- Atlas Copco has acquired the Canadian company Hobic Bit Industries Corp., with manufacturing plants in Vancouver, Canada, and Wuxi, China. The company has 85 employees and an annual turnover in excess of CAD 10 m (approx SEK 60m). Hobic will become part of the Atlas Copco Craelius Division. The acquisition is in line with the division's strategy to expand the business in the mineral exploration field.

Hobic, based in Vancouver, British Columbia, Canada, is one of the world's leading manufacturers of diamond core drill bits for the mineral exploration industry. The company has well-established manufacturing operations in Vancouver and Wuxi, China. The Chinese part of the acquisition is subject to Chinese authority approval. Hobic will continue to operate with its existing product line name on a worldwide basis.

This new strategic acquisition will make Atlas Copco one of the largest diamond bit manufacturers in the world. The Chinese manufacturing operation enhances Atlas Copco's competitiveness and creates a base for further expansion in Asia.

Atlas Copco Craelius, is a leading company in core drilling and ground engineering, parts, and services. Additional information on Atlas Copco Craelius is available on the website: www.atlascopco.com/craelius/

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information about the Group is available on the website: www.atlascopco-group.com.

For further information please contact:

Atlas Copco Craelius division
Björn Rosengren, President Atlas Copco Craelius Division, + 46 8 58778501
Robert Fassl, General Manager JKS Boyles International + 1 705 472 3320
Tony Graham, President Hobic Bit Industries Corp. + 1 604 241 0086

Atlas Copco AB
Annika Berglund, Senior Vice President Group Communications, Atlas Copco AB, + 46 8 743 8070,
mobile +46 70 322 8070, e-mail: annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Stockholm, September 15, 2000

New date for Atlas Copco's Q3 Report

The Atlas Copco Group has changed the release date for the third-quarter report to the morning of Tuesday, October 24, 2000 (CET). The previously announced release date was October 23.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information about the Group is available on the website: www.atlascopco-group.com.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Atlas Copco **press information**

Group Communications

October 24, 2000

ATLAS COPCO
Interim report as per September 30, 2000 (unaudited)

Record results in the third quarter

- **Revenues and profits the highest recorded in any single quarter.**
- **Order volume up 11 percent.**
- **Prime and RSC to merge.**
- **Recurring operating margin increased to 14.5 percent (12.8).**
- **Operating profit up 33 percent to SEK 1,700 m., including net nonrecurring items of SEK -6 m. (+83). Profit after financial items up 29 percent to SEK 1,245 m.**
- **Earnings per share increased to SEK 3.71 (3.34).**

	July – Sept. 2000	July – Sept. 1999	Change %	January – Sept. 2000	January – Sept. 1999	Change %
Orders received	**11,743**	**9,424**	+25	34,451	26,324	+31
Revenues	**11,795**	**9,357**	+26	33,686	25,727	+31
Operating profit	**1,700**	**1,283**	+33	4,569	3,070	+49
- as a percentage of revenues	*14.4*	*13.7*		*13.6*	*11.9*	
Profit after financial items	**1,245**	**965**	+29	3,318	2,390	+39
- as a percentage of revenues	***10.6***	***10.3***		*9.8*	*9.3*	
Earnings per share*, SEK	**3.71**	**3.34**		9.83	8.23	

**) Number of shares: 209.6 m. (183.5)*

Near-term outlook

Overall, the demand for Atlas Copco's products and services is expected to continue to increase, although at a more moderate pace than so far this year.
In North America, demand for rental equipment is expected to continue to improve, driven by the outsourcing trend. Demand for sophisticated investment related products from, among others, the automotive and process industries, is also likely to remain strong. The recent signs of lower demand in parts of the U.S. economy are expected to have a negative impact on sales of some equipment.
The outlook for Europe is mixed. A continued favorable demand trend is anticipated in some major markets, while the development in Germany and related markets is more uncertain. In Asia, the strong positive demand trend is expected to continue, particularly in China.

Nine months results summary

Atlas Copco Group

The Atlas Copco Group's orders received for the first nine months increased 31 percent, to SEK 34,451 m. (26,324), corresponding to a volume increase of 12 percent for comparable units. Foreign exchange rate fluctuations had a positive translation effect of approximately 4 percentage points. Revenues also increased 31 percent, to SEK 33,686 m. (25,727), corresponding to a volume increase of 12 percent.

The Group's operating profit increased to SEK 4,569 m. (3,070). Operating profit includes a net of nonrecurring items of SEK -6 m. (+83), all recorded in the third quarter (see below for specifications). Excluding nonrecurring items, operating profit rose 53 percent to SEK 4,575 m. (2,987), corresponding to a margin of 13.6 percent (11.6). Profit after financial items amounted to SEK 3,318 m. (2,390), which corresponds to an increase of 39 percent and a margin of 9.8 percent (9.3).

Operating cash flow before acquisitions and dividends equaled SEK 461 m. (1,345). The negative difference was entirely due to rental fleet investments in the Rental Service Business Area, which are concentrated to the spring and summer period, due to seasonal variations in rental revenues.

Third quarter business review

Atlas Copco Group

Market development
In the third quarter, market demand in North America remained at a high robust level. The industrial sector continued to improve, with particularly high activity in the petrochemical segment. Demand for both larger investment equipment and production related products improved. Activity within the construction industry remained high, benefiting rental equipment. Demand for construction related products was affected somewhat in the latter part of the period by the uncertainty of future activity.

In Europe, the demand level continued to improve, while the imbalance in the region remained. Southern Europe and Great Britain recorded positive development, while demand in the Nordic region was slow. The level of activity in the German industry is high, but with few investments.

The positive development in Asia continued, with a strong expansion in China, and resulted in high demand for Atlas Copco's products and services.

Demand for mining equipment remained strong in most mining related countries.

Orders and revenues
Orders received were up 25 percent compared with the third quarter of 1999, to SEK 11,743 m. (9,424). This corresponds to a volume gain of 11 percent, excluding a positive currency effect of 9 percentage points and a net effect from acquisitions and divestments of 6 percent. The continued solid volume growth in order intake was achieved through a strong general demand for Atlas Copco's products and services in most geographic markets, market share gains in some specific segments and recently introduced, innovative, products.

Revenues were SEK 11,795 m. (9,357), up 26 percent, corresponding to a volume gain of 12 percent for comparable units.

Earnings and returns

Operating profit increased to a record SEK 1,700 m. (1,283) in the third quarter. The operating profit, under Corporate items, includes a refund of SEK 226 m. relating to pensions for Swedish salaried employees and a partly offset cost of SEK 92 m. relating to offers for early retirement in Sweden. The period also includes SEK 140 m. of nonrecurring charges, SEK 127 m. related to the decision to merge the two companies Prime and RSC within the Rental Service Business Area and SEK 13 m. related to production rationalization within Compressor Technique. Excluding the net of nonrecurring items, SEK -6 m. (+83) the operating profit increased 42 percent to SEK 1,706 m. (1,200). This corresponds to a margin of 14.5 percent (12.8). The margin improvement was a result of higher volumes, the effects of rationalization measures, and favorable currency development. Net currency effects between the third quarters of 1999 and 2000 explained about one third of the operating margin improvement.

Net financial items amounted to SEK -455 m. (-318), of which net interest items accounted for SEK -454 m. (-316) and financial foreign exchange differences for SEK -1 m. (-2). The higher interest expense compared to last year was due to the RSC acquisition interest (only two months in Q3 1999), higher short-term interest rates, and a substantially higher USD/SEK exchange rate.

Profit after financial items rose to SEK 1,245 m. (965). Excluding nonrecurring items, profit increased 42 percent to SEK 1,251 m. (882), corresponding to a margin of 10.6 percent (9.4).

Net profit for the quarter totaled SEK 778 m. (635), or SEK 3.71 per share (3.34).

Return on capital employed during the 12 months to September 30, 2000, was 14 percent (15) and return on shareholders' equity 13 percent (14). The Group's Weighted Average Cost of Capital (WACC) is approximately 8 percent (7), corresponding to a pretax Cost of Capital of approximately 12 percent.

Cash flow and net indebtedness

The operating cash surplus after tax for the third quarter reached SEK 1,834 m. (1,136).

Working capital decreased SEK 109 m. (increase 178). Working capital efficiency (measured as a turnover ratio) increased compared with last year, mainly due to improvements in supply chain management.

Cash flow from operations rose to SEK 1,943 m. (958), corresponding to 16 percent (10) of Group revenues.

Net investment in tangible fixed assets was SEK 1,490 m. (870) during the quarter. The increase compared with the previous year was due primarily to higher rental fleet investments in July, a month in which Rental Service Corporation was not included last year, and partly to currency translation effects.

Net cash flow after dividends and acquisitions reached SEK 330 m. (-13,628)

Summary cash-flow analysis

SEK m.	**July – September**		January – September	
	2000	**1999**	2000	1999
Operating cash surplus after tax	**1,834**	**1,136**	4,565	2,932
of which depreciation added back	**1,074**	**744**	2,886	1,712
Change in working capital	**109**	**-178**	-75	-9
Cash flow from operations	**1,943**	**958**	4,490	2,923
Investments in tangible fixed assets	**-2,034**	**-1,173**	-5,584	-2,262
Sale of tangible fixed assets	**544**	**303**	1,555	684
Company acquisitions/divestments	**-123**	**-13,714**	-407	-13,825
Cash flow from investments	**-1,613**	**-14,584**	-4,436	-15,403
Dividends paid	**0**	**-2**	-1,007	-831
Net cash flow	**330**	**-13,628**	**-953**	**-13,311**
Change in interest-bearing liabilities	**-236**	**13,305**	762	12,375
Cash flow after financing	**94**	**-323**	-191	-936
Liquid funds at beginning of period	**1,001**	**1,463**	1,286	2,118
Translation difference	**26**	**-23**	26	-65
Liquid funds at period-end	**1,121**	**1,117**	1,121	1,117

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to SEK 23,501 m. (23,429), of which SEK 1,456 m. (1,462) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 100 percent (147). Adjusted for exchange rate changes since September 30, 1999, the debt/equity ratio was 88 percent.

Investments

Gross investments in property, machinery, etc. totaled SEK 183 m. (318). Gross investments in rental equipment amounted to SEK 1,851 m. (855). Due to seasonal variations in rental revenues, the rental fleet investments are concentrated to the spring and summer period, which means they primarily affect the second and third quarter investments in the Group. Total depreciation on these two asset groups was SEK 219 m. (220) and SEK 689 m. (389) respectively, while amortization of intangible assets amounted to SEK 166 m. (135).

People

At September 30, 2000, the number of employees was 26,592 (25,926). For comparable units, the number of employees increased by 392 compared with September 1999.

Distribution of shares

Share capital amounted to SEK 1,048 m. (918) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

In October 1999, 26.1 million new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. The issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	July – Sept. 2000	July – Sept. 1999	Change %	January – Sept. 2000	January – Sept. 1999	Change %
Orders received	**3,693**	**3,154**	**+17**	11,313	9,758	+16
Revenues	**3,643**	**3,288**	**+11**	10,613	9,681	+10
Operating profit	**698**	**579**	**+21**	1,942	1,541	+26
- as a percentage of revenues	***19.2***	***17.6***		*18.3*	*15.9*	

- Strong volume growth.
- Profit increase above 20 percent.
- Very positive development in Asia.

Orders received increased 17 percent to SEK 3,693 m. (3,154) in the third quarter, up 15 percent in volume when adjusted for positive currency effects of 5 percentage points.

In the third quarter, sales volumes were up for all product areas. The favorable sales trend in North America continued, and high order levels were recorded in South America. In Europe, the modest increase in sales continued. The sharp increase in demand from Asia, notably in China, resulted in good orders for all types of industrial compressors.

The large oil-injected compressors that were introduced during the spring, continued to achieve success in the market. An extended, superior range of small and medium sized oil-injected screw compressors was launched late in the quarter.

Revenues increased 11 percent to SEK 3,643 m. (3,288), up 10 percent in volume compared with the same quarter last year,

Operating profit improved by 21 percent, to a record SEK 698 m. (579), corresponding to an operating margin of 19.2 percent (17.6). Earnings include a nonrecurring cost of SEK 13 m. for closure of a manufacturing plant in France. The net effect of higher volumes, i.e. better fixed-cost absorption, and somewhat higher operating costs, accounted for about half of the margin improvement. The remainder was a result of favorable exchange rate developments, primarily related to the high USD/Euro ratio.

Construction and Mining Technique Business Area

The Construction and Mining Technique Business Area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

	July – Sept. 2000	1999	Change %	January – Sept. 2000	1999	Change %
Orders received	**1,591**	**1,377**	**+16**	5,168	4,404	+17
Revenues	**1,726**	**1,323**	**+30**	5,185	4,153	+25
Operating profit	**164**	**88**	**+86**	479	276	+74
- as a percentage of revenues	***9.5***	***6.7***		*9.2*	*6.6*	

- Continued robust order intake from the mining sector, specifically for consumables.
- Increased order intake from Chinese infrastructure projects.
- Hobic, a Canadian diamond bit manufacturer, was acquired.

Orders received during the period were up 16 percent overall in the quarter and 10 percent in volume, to SEK 1,591 m. (1,377). There was a positive currency effect of 5 percent mainly related to the strong development of the US dollar.

The solid investment trend from the mining industry continued, with some slowdown in South and North America. Demand for consumables remained strong, and higher market shares for rock tools were noted in some countries.

The positive sales trend continued in China and the order level from infrastructure projects increased. Construction industry was less favorable in other regions, particularly in Europe.

Revenues were SEK 1,726 m. (1,323), up 30 percent overall, of which volume accounted for 25 percent. Part of the strong volume increase was due to invoicing of bulk orders received in the second quarter.

Operating profit for the quarter rose 86 percent to SEK 164 m. (88), corresponding to a margin of 9.5 percent (6.7). All product areas improved their performance compared with the previous year. Higher sales volumes and efficiency improvements explained most of the increase in operating margin while positive currency effects contributed to a lesser extent.

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

	July – Sept.		Change	January – Sept.		Change
	2000	1999	%	2000	1999	%
Orders received	**2,915**	**2,653**	+10	8,549	7,927	+8
Revenues	**2,869**	**2,522**	+14	8,293	7,615	+9
Operating profit	**298**	**288***	+3*	860	761	+13
- as a percentage of revenues	***10.4***	***11.4****		*10.4*	*10.0*	

** Operating profit in 1999 includes a SEK 83 m. nonrecurring gain (see below)*

- Very strong order intake for computer controlled tightening tools.
- Signs of less growth in the U.S. building sector.
- Healthy increase in recurring operating profits.

Order intake increased 10 percent overall and 5 percent in volume, to SEK 2,915 m. (2,653). The positive net effect of currencies and the divestment of Atlas Copco Controls was 5 percent.

Order intake for computer controlled tightening tools and systems continued to increase both in the U.S. and in Europe. The main gain was noted for orders from the automotive industry, but other segments also contributed. Orders for standard products from the general industry were flat overall in the quarter.

The demand for professional electric tools continued to rise in North America. However, a slowdown was noted in the end of the quarter, caused by the anticipated lower activity in the residential construction sector. In Europe, an improvement in sales volume continued in the quarter.

Revenues were SEK 2,869 m. (2,522), up 14 percent compared with the third quarter of 1999. The increase corresponds to a volume increase of 9 percent.

Operating profit increased to SEK 298 m. (288). Last year's profit included a net of nonrecurring items of SEK +83 m. mainly related to the sale of Atlas Copco Controls. Excluding this nonrecurring item, operating profit increased 45 percent, with a profit margin of 10.4 percent (8.1). The margin improvement was mainly due to the higher volume and a more favorable revenue mix with substantially higher sales of sophisticated industrial power tools.

Rental Service Business Area

The Rental Service business area consists of two divisions in the equipment rental industry in North America, providing services to construction and industrial markets.

	July – Sept. 2000	July – Sept. 1999	Change %	January – Sept. 2000	January – Sept. 1999	Change %
Revenues	**3,751**	**2,335**	**+61**	10,106	4,619	+119
Operating profit	**469***	**359**	**+31***	1,323	588	+125
- as a percentage of revenues	***12.5****	***15.4***		*13.1*	*12.7*	

**Operating profit in 2000 includes a nonrecurring cost of SEK 127 m. (see below)*

- Solid increase in revenues and improved fleet utilization.
- Prime and RSC to merge.
- 14 green field starts and 14 stores acquired in the quarter. Total locations are now 567.

During the third quarter, revenues increased 61 percent to SEK 3,751 m. (2,335), including only two months of revenues for RSC in 1999. The volume gain was 16 percent for comparable units. Currency translation and prices had a net effect of 14 percent. On average, rental rates were 2 percent below last year's level, but with a flattening tendency. Rental revenues accounted for 75 percent of total revenues with a volume growth slightly higher than the average 16 percent. Sales of equipment, parts and merchandise represented 17 percent of revenues, while sales of used equipment accounted for 8 percent.

The equipment rental business continues to grow at a higher pace than the industries it serves, because of the outsourcing trend. The construction industry, where non-residential building is the important customer segment, remained solid in the period. The industrial side of the business, chiefly related to the petrochemical industry, continued to strengthen. Both the Canadian and Mexican rental operations contributed well in the quarter.

In order to focus resources on growing all segments of the rental business and explore further operational synergies, Prime and RSC will merge into one company. The new legal unit will be effective January 1, 2001, and operate under two brands: "Prime" will focus on industrial customers and "RSC" will further enhance penetration of the construction sector. Earlier this year an internal service provider was established to develop synergies in the administrative area. A nonrecurring cost for the merger of SEK 127 m. is included in the operating profit for the quarter.

Operating profit, including goodwill amortization and the above-mentioned one-time provision, was SEK 469 m. (359). Excluding this nonrecurring item, profit was SEK 596 m., up 66 percent and corresponding to a margin of 15.9 percent (15.4). One month more of RSC contribution, a larger fleet, and a higher fleet utilization explained most of the profit increase compared with last year.

Stockholm, October 24, 2000

Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and Divestments 1999-2000

Time	Acquisitions	Divestments	Business Area	Sales* SEK m.	No. of employees*
2000 Sep. 6	Hobic Bit Industries		Construction & Mining T.	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	
1999 Oct.	Tool Technics		Industrial Technique	40	32
1999 Q4	Various small rental cos.		Rental Service	40	
1999 Aug. 31		Atlas Copco Controls	Industrial Technique	470	235
1999 Jul. 29	Rental Service Corp.		Rental Service	5,520	3,600
1999 Jul. 1	ABIRD		Compressor Technique	40	25
1999 Jan.	Rand Air		Compressor Technique	90	

**Annual revenues and number of employees at time of acquisition/divestment*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets over the next business cycle are to have an annual revenue growth of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and hire fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy to reach the objectives should follow the proven development process for all operational units in the Group of stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

SEK m.	3 months ended Sept. 30 2000	 Sept. 30 1999	9 months ended Sept. 30 2000	 Sept. 30 1999	12 months ended Sept. 30 2000	 Dec. 31 1999
Revenues	11,795	9,357	33,686	25,727	44,193	36,234
Operating expenses	-10,095	-8,074	-29,117	-22,657	-38,224	-31,764
Operating profit	**1,700**	**1,283**	**4,569**	**3,070**	**5,969**	**4,470**
As a percentage of revenues	*14.4*	*13.7*	*13.6*	*11.9*	*13.5*	*12.3*
Financial income and expenses	-455	-318	-1,251	-680	-1,629	-1,058
Profit after financial items	**1,245**	**965**	**3,318**	**2,390**	**4,340**	**3,412**
As a percentage of revenues	*10.6*	*10.3*	*9.8*	*9.3*	*9.8*	*9.4*
Taxes	-458	-322	-1,224	-803	-1,558	-1,137
Minority interest	-9	-8	-34	-17	-45	-28
Net profit	**778**	**635**	**2,060**	**1,570**	**2,737**	**2,247**
Earnings per share, SEK	*3.71*	*3.34*	*9.83*	*8.23*	*13.10*	*11.50*
Return on capital employed before tax, %					*14*	*14*
Return on equity after tax, %					*13*	*14*
Debt/equity ratio, %					*100*	*92*
Rate of equity, %					*37*	*39*
Number of employees at end of period					*26,592*	*26,134*

Balance Sheet

SEK m.	Sept. 30, 2000	Dec. 31, 1999	Sept. 30, 1999
Intangible fixed assets	21,124	18,851	17,635
Rental Equipment	15,975	11,699	12,034
Other fixed assets	7,301	7,003	6,564
Inventories	6,186	5,348	5,500
Receivables	11,419	9,463	9,122
Cash, bank, and short-term investments	1,121	1,286	1,117
Total assets	**63,126**	**53,650**	**51,972**
Equity	23,282	20,885	15,783
Minority interest	218	192	172
Interest-bearing liabilities and provisions	24,622	20,611	24,546
Non-interest-bearing liabilities and provisions	15,004	11,962	11,471
Total liabilities and equity	**63,126**	**53,650**	**51,972**

Revenues by Business Area

SEK m	July – September 1998	July – September 1999	July – September 2000	January – September 1998	January – September 1999	January – September 2000
Compressor Technique	3,230	3,288	3,643	10,074	9,681	10,613
Construction and Mining Technique	1,492	1,323	1,726	4,787	4,153	5,185
Industrial Technique	2,425	2,522	2,869	7,380	7,615	8,293
Rental Service	1,012	2,335	3,751	2,859	4,619	10,106
Eliminations	-48	-111	-194	-205	-341	-511
Atlas Copco Group	8,111	9,357	11,795	24,895	25,727	33,686

SEK m. (by quarter)	1999 1	1999 2	1999 3	1999 4	2000 1	2000 2	2000 3
Compressor Technique	2,971	3,422	3,288	3,521	3,345	3,625	3,643
Construction and Mining Technique	1,353	1,477	1,323	1,572	1,650	1,809	1,726
Industrial Technique	2,448	2,645	2,522	2,730	2,619	2,805	2,869
Rental Service	1,082	1,202	2,335	2,815	3,023	3,332	3,751
Eliminations	-103	-127	-111	-131	-120	-197	-194
Atlas Copco Group	7,751	8,619	9,357	10,507	10,517	11,374	11,795

Earnings by Business Area

SEK m.	July – September 1998	1999	2000	January – September 1998	1999	2000
Compressor Technique	548	579	698	1,750	1,541	1,942
As a percentage of revenues	*17.0*	*17.6*	*19.2*	*17.4*	*15.9*	*18.3*
Construction and Mining Technique	113	88	164	372	276	479
As a percentage of revenues	*7.6*	*6.7*	*9.5*	*7.8*	*6.6*	*9.2*
Industrial Technique	241	288	298	765	761	860
As a percentage of revenues	*9.9*	*11.4*	*10.4*	*10.4*	*10.0*	*10.4*
Rental Service	171	359	469	391	588	1,323
As a percentage of revenues	*16.9*	*15.4*	*12.5*	*13.7*	*12.7*	*13.1*
Corporate items	-7	-31	71	-57	-96	-35
Operating profit	1,066	1,283	1,700	3,221	3,070	4,569
As a percentage of revenues	*13.1*	*13.7*	*14.4*	*12.9*	*11.9*	*13.6*
Financial income and expenses	-199	-318	-455	-530	-680	-1,251
Profit after financial items	867	965	1,245	2,691	2,390	3,318
As a percentage of revenues	*10.7*	*10.3*	*10.6*	*10.8*	*9.3*	*9.8*

SEK m. (by quarter)	1999 1	2	3	4	2000 1	2	3
Compressor Technique	390	572	579	612	580	664	698
As a percentage of revenues	*13.1*	*16.7*	*17.6*	*17.4*	*17.3*	*18.3*	*19.2*
Construction and Mining Technique	84	104	88	121	142	173	164
As a percentage of revenues	*6.2*	*7.0*	*6.7*	*7.7*	*8.6*	*9.6*	*9.5*
Industrial Technique	216	257	288	271	263	299	298
As a percentage of revenues	*8.8*	*9.7*	*11.4*	*9.9*	*10.0*	*10.7*	*10.4*
Rental Service	83	146	359	422	390	464	469
As a percentage of revenues	*7.7*	*12.1*	*15.4*	*15.0*	*12.9*	*13.9*	*12.5*
Corporate items	-48	-17	-31	-26	-47	-59	71
Operating profit	725	1,062	1,283	1,400	1,328	1,541	1,700
As a percentage of revenues	*9.4*	*12.3*	*13.7*	*13.3*	*12.6*	*13.5*	*14.4*
Financial income and expenses	-168	-194	-318	-378	-385	-411	-455
Profit after financial items	557	868	965	1,022	943	1,130	1,245
As a percentage of revenues	*7.2*	*10.1*	*10.3*	*9.7*	*9.0*	*9.9*	*10.6*

Forward looking statement:

"Some statements herein are forward-looking and the actual outcome could be materially different. In addition to the factors explicitly commented upon, the actual outcome could be materially effected by other factors like for example, the effect of economic conditions, exchange-rate and interest-rate movements, political risks, impact of competing products and their pricing, product development, commercialization and technological difficulties, supply disturbances, and the major customer credit losses."

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Overhead presentations from Atlas Copco

For your convenience, an overhead presentation of Atlas Copco's third quarter result will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investor > Presentations

New Internet site for the Atlas Copco Group

More information is available at www.atlascopco-group.com .
Please note the possibility to register yourself as a subscriber under My Profile.

Preliminary report as per December 31, 2000

The preliminary report will be published on February 12, 2001.

Atlas Copco

press information

Group Communications

Mazzalupi comments on Atlas Copco's Q3 results

Stockholm, October 24, 2000—In the third quarter of 2000, the Atlas Copco Group's revenues were up 26 percent and operating profit increased 42 percent, excluding net nonrecurring items. "*I am happy and proud that we have achieved the highest results ever in a single quarter,*" said Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco. The volume gain for orders received was 11 percent in the same period.

"*The demand for our products and services remained strong throughout the period in all parts of the world. The softening of the construction market in the U.S. has not affected the demand for rental equipment, which continued to grow because of the sustained outsourcing trend.*"

Atlas Copco's orders received increased 31 percent for the first nine months of 2000, corresponding to a volume increase of 12 percent for comparable units. Revenues also increased 31 percent, to SEK 33,686 m., a volume gain of 12 percent. The operating profit margin was 13.6 percent (11.9), and 14.4 percent in the quarter. "*The margin of 14.4 is a good step towards our ambition to reach 15 percent.*" The targets over a business cycle are to have an annual revenue growth of 8 percent, an average operating margin of 15 percent, and to continuously challenge operating capital efficiency in terms of stock, receivables, and hire fleet utilization.

"*We have made a number of innovative and successful product launches during the year and some of those are already giving good contributions. We have invested in market presence both in the U.S. and China, to further strengthen the platform for growth*"

Since 1997, Atlas Copco operates in the growing equipment rental business in the United States. "*We have decided to take the next step in our re-engineering process. With the ambition to optimize customer care and operational synergies, we will merge Prime and RSC into one legal unit. This development will also be of benefit for our employees, providing them with the best environment in which to maximize their skills*" The new U.S. company will have specialized sales organizations focusing on specific market segments. Stores concentrating on the industrial market will be branded Prime, and stores serving the construction market will use the RSC brand.

Overall, the demand for Atlas Copco's products and services is expected to continue to increase. "*We foresee a continued robust demand for our products in the near term.*"

Atlas Copco Group
Summary of result for the period ended September 30, 2000

Atlas Copco Group	Jul. – Sep. 2000	1999	Change %	Jan. – Sep. 2000	1999	Change %
Orders received	**11,743**	**9,424**	**+25**	34,451	26,324	+31
Revenues	**11,795**	**9,357**	**+26**	33,686	25,727	+31
Operating profit	**1,700**	**1,283**	**+33**	4,569	3,070	+49
- as a percentage of revenues	***14.4***	***13.7***		*13.6*	*11.9*	
Profit after financial items	**1,245**	**965**	**+29**	3,318	2,390	+39
- as a percentage of revenues	***10.6***	***10.3***		*9.8*	*9.3*	
Earnings per share*, SEK	**3.71**	**3.34**		9.83	8.23	

**) Number of shares: 209.6 m. (183.5)*

	Jul. – Sep. 2000	1999	Change %	Jan. – Sep. 2000	1999	Change %
Compressor Technique						
Orders received	**3,693**	**3,154**	**+17**	11,313	9,758	+16
Revenues	**3,643**	**3,288**	**+11**	10,613	9,681	+10
Operating profit	**698**	**579**	**+21**	1,942	1,541	+26
- as a percentage of revenues	***19.2***	***17.6***		*18.3*	*15.9*	
Construction and Mining Technique						
Orders received	**1,591**	**1,377**	**+16**	5,168	4,404	+17
Revenues	**1,726**	**1,323**	**+30**	5,185	4,153	+25
Operating profit	**164**	**88**	**+86**	479	276	+74
- as a percentage of revenues	***9.5***	***6.7***		*9.2*	*6.6*	
Industrial Technique						
Orders received	**2,915**	**2,653**	**+10**	8,549	7,927	+8
Revenues	**2,869**	**2,522**	**+14**	8,293	7,615	+9
Operating profit	**298**	**288**	**+3**	860	761	+13
- as a percentage of revenues	***10.4***	***11.4***		*10.4*	*10.0*	
Rental Service						
Revenues	**3,751**	**2,335**	**+61**	10,106	4,619	+119
Operating profit	**469**	**359**	**+31**	1,323	588	+125
- as a percentage of revenues	***12.5***	***15.4***		*13.1*	*12.7*	

More detailed information on financial performance in the third quarter is published in the interim report for the period.

The preliminary report on the Atlas Copco Group's operations for the year 2000 will be published on February 12, 2001.

Forward-looking statements
Some statements herein are forward-looking and the actual outcome could be materially different. In addition to the factors explicitly commented upon, the actual outcome could be materially effected by other factors like for example, the effect of economic conditions, exchange-rate and interest-rate movements, political risks, impact of competing products and their pricing, product development, commercialization and technological

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, (media)
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco's Rental Service divisions to merge

Stockholm, October 24, 2000 – Atlas Copco's Rental Service business area has announced that Prime Service Inc., and Rental Service Corporation, both companies within the business area, will merge into one company with one operating structure and two brands, each serving a specific market segment. The merger creates a powerful rental company serving more than 200,000 customers through more than 570 locations in North America.

The company will be named and operate as Rental Service Corporation with two distinctive brands. Prime Industrial Services will serve the industrial customers, while RSC will serve the construction customers in the U.S. The new legal organization will be effective Jan 1, 2001.

Mr. Thomas Bennett continues as Senior Executive Vice President of the Rental Service Business Area (RSBA), while Mr. Art Droege continues as Deputy Senior Executive Vice President of the RSBA. Mr. Douglas Waugaman has been named President and COO of Rental Service Corporation.

Commenting on the merger and the re-engineering of Prime and RSC, Mr. Bennett said, *"Prime and RSC are ideal partners. With this new structure, we are in the unique position to provide our customers with the specialized focus they require. Whether industrial or construction rental needs, our customers will work with experts in their field."*

Further, Mr. Bennett said *"This merger creates exciting opportunities for our employees, customers, and business partners, as we continue our historical pattern of strong same store sales growth, the opening of green field locations and selected acquisitions. Together, we share a depth of operational experience unparalleled in this industry."* Bennett's final comment: *"We are excited to join our forces together and continue to set new standards for this industry."*

Rental Service is a business area within the Atlas Copco Group. Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of approximately $4.2 billion (USD), with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental.

Additional information about Atlas Copco is available at the Group's web site, **www.atlascopco-group.com**, which provides access to current news about the Company. More information about the Rental Service business area is found on **www.rentalservice.com** and **www.prime-equip.com.**

For further information:

Kim Edwards
Director, Communications & Public Relations
Rental Service Business Area
Phone: 480-905-3346
Mobile: 602-432-3734
Fax: 480-609-2068
E-mail: kimedwards@rentalservice.com

Annika Berglund
Senior Vice President Group Communications
Atlas Copco AB
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
E-mail: annika.berglund@atlascopco.com

Atlas Copco

press information

Group Communications

ATLAS COPCO'S FINANCIAL INFORMATION FOR 2001

The Atlas Copco Group will issue financial information on the following dates next year:

2001	February 12	Q4 - Preliminary report on 2000 result
	April 26	Q1 – first quarter results
	July 19	Q2– second quarter results
	October 23	Q3– third quarter results
2002	February 14	Q4 - Preliminary report on 2001 result

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of approximately $4.2 billion (USD), with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental.

Additional information about Atlas Copco is available at the Group's web site, **www.atlascopco-group.com**.

For further information:

Annika Berglund
Senior Vice President Group Communications
Atlas Copco AB
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
E-mail: annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco launches Internet technology in tightening systems for car assembly

Stockholm, November 7, 2000 – Atlas Copco Industrial Tools and Equipment has launched a range of innovative control systems for tightening tools, aimed primarily at assembly lines in the motor vehicle industry (MVI). The new modular system, Power Focus 3000, was designed for communication and data management via the Internet, making monitoring and controls possible from anywhere in the world.

"Thanks to the possibility to use Internet communication, you can monitor a car being assembled in Germany, online, from the U.S.," says Peter Möller, President of Atlas Copco's Industrial Tools and Equipment division. *"We are pleased that three major car producers have already built new assembly plants based on this control system."*

The web interface of Power Focus 3000 makes it easy to view and collect data using the Internet infrastructure. Thus, car manufacturers can now gather information from production sites all over the world, simply using a web browser and an Internet connection. Until now, monitoring process performance was a manual operation, in which each system had to be monitored individually, on-site.

"The ease of communication will also revolutionize after sales operations. Atlas Copco's service people can troubleshoot and correct problems via the Internet, and only need to send someone out on-site if absolutely necessary."

Correct fastening of screws and bolts is critical for the safety of cars and trucks. Power Focus 3000 is a modular range of control systems for tightening tools on a car assembly line. The modularity opens new markets beyond the core MVI applications, both in the general industry and for other, more advanced, applications within car assembly.

Atlas Copco Industrial Tools and Equipment, a division within the Atlas Copco Group, is a leading manufacturer of industrial power tools and assembly systems. As a leading global supplier the division has its main customer base in the motor vehicle industry, and the general engineering industry. Additional information is available at the website: www.atlascopco.com/tools/

For further information:
Christer Bülow, Marketing Manager, Atlas Copco Tools AB
Phone: +46-8-743 93 50
Mobile: +46-70-557 9350

Atlas Copco **press information**

Group Communications

Dan Perry New President for Atlas Copco's Milwaukee Electric Tool Division.

Stockholm, Sweden, November 15, 2000 – Daniel R. Perry has been appointed President and CEO of Milwaukee Electric Tool Corporation as of January 1, 2001 succeeding Richard C. Grove who is retiring.

Dan Perry has 28 years of service with Milwaukee in sales and marketing and is currently the President and General Manager of the Milwaukee Electric Tool Brand Company. He has served as President of American Supply and Machinery Manufacturers' Association (ASMMA) and as a Director of the American Hardware Manufacturers' Association (AHMA). Perry is a graduate of Kent State University.

"Dan has led Milwaukee's sales and marketing efforts for a number of years, achieving great success in growing sales to record levels and strengthening Milwaukee's brand awareness and brand loyalty to an industry leading position. Dan's in-depth knowledge of the power tool industry coupled with his leadership skills and experience qualify him to assume the position of President at Milwaukee" said Göran Gezelius, Chairman of Milwaukee Electric Tool Corporation.

"I would like to thank Dick Grove for his leadership, dedication and performance for over 9 years as President and CEO, and I welcome Dan to be his successor. Dan will assure that Milwaukee's commitment to its customers, employees and products will continue" Gezelius added.

Milwaukee Electric Tool Corporation, a company within the Atlas Copco Group, is a leading producer and seller of heavy-duty portable electric power tools and accessories. More information is available on the company's website: www.mil-electric-tool.com

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 1999, the Group had revenues of SEK 36 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web-site, www.atlascopco-group.com, which provides access to current news about the Company.

For further information, please contact:
Dan Perry, President and General Manager, Milwaukee Electric Tool Brand Company
phone: +1 262 783 8469
Annika Berglund, Senior Vice President, Group Communications
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco Appoints New Controller To Rental Service Business Area

Houston, Texas, December 11, 2000 — Atlas Copco's Rental Service Business Area has announced that Erik Olsson has been named Business Area Controller of the Rental Service Business Area (RSBA) for Atlas Copco, the parent company of Rental Service Corporation. Olsson will take on his new role in mid January 2001.

Olsson, who served as Chief Financial Officer for Milwaukee Electric Tool Corp., a company within the Atlas Copco Group, in Brookfield, Wisconsin, has been with Atlas Copco since 1988. He brings with him a proven track record of driving change and achieving results, serving in many capacities including senior financial positions in Sweden, Brazil and the United States.

"*The Rental Service Business Area has an impressive track record of growth and profitability,*" says Olsson. "*I look forward to joining the RSBA team and the opportunity to participate in the rental equipment industry.*" He continued, "*I believe my knowledge and overall experience from different facets of the Atlas Copco Group will contribute to the RSBA's success.*"

Tom Bennett, Senior Vice President of the business area stated, "*The RSBA is fortunate to have a team member of Erik Olsson's caliber,*" says Bennett. "*With his extensive experience within the Atlas Copco Group, Erik will definitely be an asset to us.*"

Olsson is relocating with his family to Rental Service Corporation's headquarters in Scottsdale, Arizona.

Rental Service Corporation, operating with distinct brands Prime Industrial, RSC, and PRIME Energy is a company within the Atlas Copco Group, an international conglomerate of industrial companies. Headquartered in Stockholm, Sweden, in 1999, the group had revenues of approximately $4.2 billion (USD), with 97 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment, construction and mining equipment, assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the group's Web site, www.atlascopco-group.com, which provides access to current news about the company. Additional information about Rental Service Corporation may be obtained at www.rentalservice.com.

For more information, please contact:

Kim Edwards
Director, Communications & Public Relations
Phone: 480-905-3346
kimedwards@rentalservice.com

###

Atlas Copco Press Information - 2001

(Interim report in bold)

January

-

February

12 **Preliminary 12 months and interim report at December 31, 2000 – Continued strength in the fourth quarter.**

Mazzalupi comments on Atlas Copco's Q4 report

March

20 Atlas Copco Rental Service announces further rationalizations

Atlas Copco's Q1 results expected to be in line with 2000

23 Proposed change in Atlas Copco's Board of Directors

April

11 Atlas Copco signs letter of intent in order to purchase Layne/Christensen's product division, Christensen Products

23 Research Trio Wins Atlas Copco's John Munch Award

Atlas Copco Web Clubs Receive Peter Wallenberg Marketing and Sales Award

26 **Interim report at March 31, 2001 – Slower growth – improved results**

Mazzalupi comments on Atlas Copco's Q1 results

Atlas Copco's Annual General Meeting

27 Atlas Copco Secoroc to consolidate production

May

2 Atlas Copco acquires Masons – a generator set specialist

June

6 Atlas Copco launches 38 country sites in 17 languages

July

2 Atlas Copco delisted from Düsseldorf and Hamburg stock exchange

11 Atlas Copco wins large South African mining order

19 **Interim report at June 30, 2001 – Profits up, order volumes remained at good**

19	Mazzalupi comments on Atlas Copco's Q2 results

August

23	Atlas Copco Takes Increased Stake in India.
31	Acquisition of Christensen Products finalized

September

-

October

15	New role for Atlas Copco Rental Service executive
22	Atlas Copco invests in product development
23	**Interim report at September 30, 2001 – Earnings per share up despite weaker demand**
	Mazzalupi comments on Atlas Copco's Q3 results
	Milwaukee Electric Tools Announces Restructuring
25	Financial information from Atlas Copco during 2002
29	Åke Sundby to head Atlas Copco Electric Tools

November

12	Wuxi-Atlas Copco Compressor Company ISO 14001 certified

December

6	Atlas Copco acquires Dutch compressor company
14	Atlas Copco secures drill rigs for Consorzio TAT
	Atlas Copco appoints Rental Service executive

AtlasCopco # press information

Group Communications

February 12, 2001

ATLAS COPCO
Preliminary 12-months and interim report at December 31, 2000 (unaudited)

Continued strength in the fourth quarter

- **Revenues and profits the highest in any single quarter.**
- **Order volumes 7 percent up on the strong fourth quarter 1999.**
- **Recurring operating margin increased to 14.4 percent (13.3).**
- **Operating profit up 30 percent, at SEK 1,823 m., including non-recurring costs of SEK -20 m. Profit after financial items up 34 percent, at SEK 1,371 m.**
- **Earnings per share increased to SEK 4.12 (3.27).**

SEK m.	Oct.–Dec. 2000	Oct.–Dec. 1999	Change %	Jan.–Dec. 2000	Jan.–Dec. 1999	Change %
Orders received	**12,177**	**10,210**	**+19**	46,628	36,534	+28
Revenues	**12,841**	**10,507**	**+22**	46,527	36,234	+28
Operating profit	**1,823**	**1,400**	**+30**	6,392	4,470	+43
- as a percentage of revenues	**14.2**	**13.3**		13.7	12.3	
Profit after financial items	**1,371**	**1,022**	**+34**	4,689	3,412	+37
- as a percentage of revenues	**10.7**	**9.7**		10.1	9.4	
Earnings per share*, SEK	**4.12**	**3.27**		13.95	11.50	

* Number of shares: 209.6 m. (195.3)

Dividend

The Board of Directors proposes that a dividend of SEK 5.25 (4.75) per share be paid for the 2000 fiscal year.

Near-term outlook

In North America, the recent downturn in demand, mainly for electric tools and other construction-related equipment, is expected to continue. However, demand for equipment rental is expected to continue to improve, driven by the outsourcing trend.
The outlook for demand in Europe is relatively stable. A high level of capacity utilization in many industries is expected to stimulate demand for investment-related equipment.
In Asia, the high level of demand is expected to continue.

In summary, overall demand for Atlas Copco's products and services is expected to remain at current levels.

Summary of full-year results

Atlas Copco Group

For the year 2000, the Atlas Copco Group's orders received were up 28 percent, to SEK 46,628 m. (36,534), corresponding to a volume increase of 11 percent for comparable units. Foreign exchange rate fluctuations had a positive translation effect of approximately 6 percentage points. Revenues were SEK 46,527 m. (36,234), also up 28 percent, corresponding to a volume increase of 12 percent.

The Group's operating profit increased 43 percent, to SEK 6,392 m. (4,470), corresponding to a margin of 13.7 percent (12.3). The operating profit includes net non-recurring items equal to SEK -26 m. (+83). The main nonrecurring items were a net gain of SEK 134 m. from the SPP pension refund and related pre-retirement provisions, and a restructuring charge of SEK 127 m. in the Rental Service business area.
Profit after financial items amounted to SEK 4,689 m. (3,412), corresponding to an increase of 37 percent and a margin of 10.1 percent (9.4).

Operating cash flow before acquisitions and dividends equaled SEK 1,276 m. (2,413). The negative change resulted from investments made by the Rental Service business area in its rental fleet and an increase in the Group's working capital.

Review of fourth-quarter business

Atlas Copco Group

Market development
The market for Atlas Copco's products and services in North America continued to show strong demand overall. Activity in the construction industry stayed high, benefiting rental equipment, while purchase of construction-related products was somewhat lower. The industrial sector remained buoyant. Demand for large investment equipment was also favorable, although a slight slowdown was noted during the quarter.

In Europe, the overall level of demand improved slightly, but imbalance remains in the region. Sales in southern Europe continued to record steady growth, while the Nordic countries were relatively weak. The level of activity in Germany was relatively high but little new investment was made.

The positive trend in Asia continued, with strong expansion in China and Southeast Asia.

Demand from the mining industry, particularly for after-market products, continued at a good level in most mining related economies.

Orders and revenues
Orders received totaled SEK 12,177 m. (10,210), up 19 percent from the fourth quarter of 1999. The increase corresponds to a volume gain of 7 percent, excluding a positive translation effect of 10 percentage points and a net effect from acquisitions and divestments of 1 percent. The volume of orders received expanded thanks to strong demand for Atlas Copco's products and services in most geographic regions, with the exception of the U.S. market, where sales of equipment to the building industry decreased.

Revenues increased 22 percent, to SEK 12,841 m. (10,507), corresponding to a volume gain of 11 percent for comparable units.

Earnings and returns

Operating profit for the fourth quarter increased 30 percent, to a record SEK 1,823 m. (1,400), corresponding to a margin of 14.2 percent (13.3). These figures include SEK 20 m. in restructuring charges for Compressor Technique. The margin improved as a result of higher volumes and the efficiency gains. The more favorable foreign exchange environment had no effect on the operating margin compared to last year but did add about SEK 100 m. to operating profit. Seasonally low demand for rental equipment in the United States, paired with higher costs related to a larger rental fleet than a year ago, had a negative effect on the Group's operating margin.

Net financial items amounted to SEK -452 m. (-378), of which net interest items accounted for SEK -434 m. (-363) and foreign exchange differences for SEK -18 m. (-17). Interest expense was higher than 1999, chiefly the result of a substantially higher USD/SEK exchange rate.

Profit after financial items rose 34 percent, to SEK 1,371 m. (1,022), corresponding to a margin of 10.7 percent (9.7).

Net profit for the quarter totaled SEK 864 m. (677), or SEK 4.12 per share (3.27).

In 2000, the return on capital employed was 15 percent (14), and the return on shareholders' equity 13 percent (14). The Group's weighted average cost of capital (WACC) was approximately 8 percent (8), corresponding to a pretax cost of capital of approximately 12 percent.

Cash flow and net indebtedness

The operating cash surplus after tax for the fourth quarter reached SEK 1,745 m. (1,663). Cash flows from financial hedging transactions had a net effect of SEK -384 m. (+46).

Working capital increased SEK 327 m. (decreased 29) in the quarter, while inventory turnover continued to improve year-on-year, primarily due to improvements in supply-chain management.

Total cash flow from operations reached SEK 1,418 m. (1,692), corresponding to 11 percent (16) of Group revenues.

Net investment in tangible fixed assets was SEK 603 m. (624) during the quarter.

Net cash flow after dividends and acquisitions reached SEK 850 m. (5,123). The figure for the fourth quarter in 1999 included SEK 4,125 m. from an equity issue.

Summary cash-flow analysis

SEK m.	October – December 2000	1999	January – December 2000	1999
Operating cash surplus after tax	**1,745**	**1,663**	6,310	4,595
of which depreciation added back	**1,096**	**904**	3,982	2,616
Change in working capital	**-327**	**29**	-402	20
Cash flow from operations	**1,418**	**1,692**	5,908	4,615
Investments in tangible fixed assets	**-1,018**	**-1,019**	-6,602	-3,281
Sale of tangible fixed assets	**415**	**395**	1,970	1,079
Company acquisitions/divestments	**35**	**-69**	-372	-13,894
Cash flow from investments	**-568**	**-693**	-5,004	-16,096
Dividends paid	**0**	**-1**	-1,007	-832
Equity issue	**0**	**4,125**	0	4,125
Net cash flow	**850**	**5,123**	**-103**	**-8,188**
Change in interest-bearing liabilities	**-747**	**-4,997**	15	7,378
Cash flow after financing	**103**	**126**	-88	-810
Liquid funds at beginning of period	**1,121**	**1,117**	1,286	2,118
Translation difference	**13**	**43**	39	-22
Liquid funds at period-end	**1,237**	**1,286**	1,237	1,286

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to SEK 22,270 m. (19,325), of which SEK 1,521 m. (1,450) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 92 percent (92). Adjusted for pure translation effects since December 31, 1999, the debt/equity ratio was 84 percent at December 31, 2000.

Investments

Gross investments in property, machinery, and buildings totaled SEK 279 m. (243). Gross investments in rental equipment amounted to SEK 739 m. (776). Depreciation on these two asset groups equaled SEK 240 m. (245) and SEK 676 m. (506) respectively, while amortization of intangible assets was SEK 180 m. (153).

People

At December 31, 2000, the number of employees was 26,772 (26,134). For comparable units, the number of employees increased by 382 from December 1999.

Share capital

Share capital totaled SEK 1,048 m. (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

In October 1999, 26.1 million new shares were issued at a subscription price of SEK 160 per share through a 1:7 rights issue. The issue provided the Company with net proceeds of approximately SEK 4.1 billion.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

SEK m.	Oct.–Dec. 2000	Oct.–Dec. 1999	Change %	Jan.–Dec. 2000	Jan.–Dec. 1999	Change %
Orders received	**3,785**	**3,207**	**+18**	15,098	12,965	+16
Revenues	**4,107**	**3,521**	**+17**	14,720	13,202	+11
Operating profit	**795***	**612**	**+30***	2,737*	2,153	+27*
- as a percentage of revenues	***19.4****	***17.4***		*18.6**	*16.3*	

* Operating profit includes a non-recurring cost of SEK 20 m. in Q4 2000 and SEK 33 m. for the full-year.

- Continued strong volume growth.
- Profit increase 30 percent.
- Continued positive development in Asia.

Orders received during the fourth quarter were up 18 percent to SEK 3,785 m. (3,207), corresponding to an increase in volume of 14 percent, after adjustments for a positive foreign exchange effect of 6 percentage points and the effects of divested businesses.

Continuing the trend from the first nine months of the year, sales volumes continued to grow for all product areas. Slower demand was noted in North America, while favorable sales trends in South America continued. In Europe, sales were unmistakably in an upturn. The strong increase in demand from Asia, especially in China, resulted in many orders for all types of products. Overall, after-market business progressed and kept expanding its share of total revenues.

The extended, superior range of small and medium-sized oil-injected screw compressors that was launched in the third quarter was received favorably by the market.

Revenues increased 17 percent, to SEK 4,107 m. (3,521), as volumes were 14 percent greater than in the same quarter the preceding year.

Operating profit improved 30 percent, to a record SEK 795 m. (612), corresponding to an operating margin of 19.4 percent (17.4). The profit includes a non-recurring cost of SEK 20 m., mainly for restructuring the dryer manufacturing operations. The net effect of higher volumes and somewhat higher operating costs accounted for most of the margin improvement.

Construction and Mining Technique Business Area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

SEK m.	Oct.–Dec. 2000	Oct.–Dec. 1999	Change %	Jan.–Dec. 2000	Jan.–Dec. 1999	Change %
Orders received	**1,753**	**1,658**	+6	6,921	6,062	+14
Revenues	**1,898**	**1,572**	+21	7,083	5,725	+24
Operating profit	**171**	**121**	+41	650	397	+64
- as a percentage of revenues	***9.0***	*7.7*		*9.2*	*6.9*	

- Order intake from the mining sector remained robust, specifically for consumables.
- Construction industry activity slowed.
- Sales companies started in Egypt, Russia, and the Czech Republic.

In the fourth quarter, orders received increased 6 percent to SEK 1,753 m. (1,658). There was a positive translation effect of about 5 percent, and prices increased marginally. Volumes remained high, at the same level as the preceding year.

The mining industry continued to invest and several new contracts were signed, especially for consumables. Activity in the construction sector was weaker than in the fourth quarter of 1999, particularly in the United States.

A brand transition program is under way in the business area with the objective of using the strong corporate brand, Atlas Copco, for all divisions.

Revenues were SEK 1,898 m. (1,572), up 21 percent overall, corresponding to a volume increase of 14 percent.

Operating profit for the quarter rose 41 percent, to SEK 171 m. (121), corresponding to a margin of 9.0 percent (7.7). All product areas improved their performance compared with the preceding year. Fluctuations in foreign exchange rates had no material effect on the operating margin. A higher share of big machine sales in the quarter affected the margin somewhat negatively compared to the first three quarters of 2000.

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

SEK m.	Oct.–Dec. 2000	1999	Change %	Jan.–Dec. 2000	1999	Change %
Orders received	**2,876**	**2,626**	**+10**	11,425	10,553	+8
Revenues	**3,161**	**2,730**	**+16**	11,454	10,345	+11
Operating profit	**378**	**271**	**+39**	1,238	1,032*	+20*
- as a percentage of revenues	***12.0***	***9.9***		*10.8*	*10.0**	

* 1999 operating profit includes a SEK 83 m. non-recurring gain

- Strong order intake for computer-controlled tightening systems.
- Decrease in demand from the building sector.
- Increase in operating profits 40 percent.

Order intake increased 10 percent overall compared with the fourth quarter of 1999, to SEK 2,876 m. (2,626), corresponding to a decrease in volume of 2 percent. Prices increased marginally and the positive foreign exchange effect was about 10 percent.

Order intake for computer-controlled tightening systems remained strong in the United States and in Europe. Orders for standard products from the general industry were flat overall during the fourth quarter.

The demand for professional electrical tools for construction and installation work weakened during the quarter in both North America and Europe.

The Atlas Copco Industrial Tools and Equipment division merged its two product companies and created a more customer-focused organization by forming separate business units for the motor vehicle industry, general industry, and service. The division changed its name to Atlas Copco Tools and Assembly Systems.

Revenues were SEK 3,161 m. (2,730), up 16 percent from the fourth quarter of 1999. The corresponding increase in volume was 5 percent.

Operating profit increased 40 percent to SEK 378 m. (271). The operating profit margin was 12 percent (9.9). The improved margin reflected general operational improvements in the business area and a favorable revenue mix thanks to stronger sales of sophisticated industrial power tools. The net effect of changes in foreign exchange rates was negligible.

Rental Service Business Area

Since January 1, 2001, the Rental Service business area has consisted of a single division in the equipment rental industry in North America, providing services to construction and industrial markets.

SEK m.	Oct.–Dec. 2000	1999	Change %	Jan.–Dec. 2000	1999	Change %
Revenues	**3,849**	**2,815**	**+37**	13,955	7,434	+88
Operating profit	**532**	**422**	**+26**	1,855*	1,010	+84*
- as a percentage of revenues	***13.8***	***15.0***		*13.3**	*13.6*	

* 2000 operating profit includes SEK 127 m. in non-recurring restructuring costs from Q3. Excluding these items, the margin was 14.2 percent.

- Double-digit increase in volume.
- RSC and Prime merger under way.
- Seven greenfield starts-ups and nine stores acquired. Total locations now 589.

Revenues for the fourth quarter increased 37 percent, to SEK 3,849 m. (2,815). The volume gain was 11 percent for comparable units. Translation effects from foreign exchange fluctuations added 18 percent, while acquisitions and price changes had a net effect of 8 percent. On average, rental rates were only marginally less in the preceding year. Rental revenues accounted for 74 percent of total revenues in the quarter. Sales of equipment, parts, and merchandise represented 16 percent of revenues, and sales of used equipment totaled 10 percent.

The equipment rental business continues to grow at a faster pace than the industries it serves because of the trend towards renting instead of owning equipment. Business activity in the construction sector, where non-residential building is the biggest customer segment, remained steady despite harsh weather conditions at the end of the quarter. The industrial side of the business continued to strengthen, albeit without the "Y2K effect" that boosted last year's fourth quarter.

The merger of Prime and RSC was effective January 1, 2001, from which date the entire new division, named Rental Service Corporation, has used the same fleet and IS platform.

Operating profit, including goodwill amortization, was SEK 532 m. (422), corresponding to a margin of 13.8 percent (15.0). Seasonally low demand for rental equipment in the United States, paired with higher costs related to a larger rental fleet than a year ago, had a negative effect on the operating margin.

Parent Company

Profit after financial income and expense for Atlas Copco AB totaled SEK 2,026 m. (1,261). Net profit for the year, after appropriations and taxes, was SEK 1,673m. (1,037).

Dividend

The Board of Directors proposes that a dividend of SEK 5.25 (4.75) be paid for fiscal 2000. That corresponds to a total of SEK 1,100 m. (996).

Stockholm, February 12, 2001
Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and Divestments 1999–2000

Time	Acquisitions	Divestments	Business Area	Sales* SEK m.	Number of employees*
2000 Q4	Various small rental cos.		Rental Service	49	41
2000 Oct. 31		JKS Lamage	Construction & Mining Technique	50	35
2000 Sep. 6	Hobic Bit Industries		Construction & Mining Technique	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	
1999 Oct.	Tool Technics		Industrial Technique	40	32
1999 Q4	Various small rental cos.		Rental Service	40	
1999 Aug. 31		Atlas Copco Controls	Industrial Technique	470	235
1999 Jul. 29	Rental Service Corp.		Rental Service	5,520	3,600
1999 Jul. 1	ABIRD		Compressor Technique	40	25
1999 Jan.	Rand Air		Compressor Technique	90	

*Annual revenues and number of employees at time of acquisition/divestment.

Financial Targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are to grow revenue at an annual rate of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and rental fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy to reach these objectives should follow the proven development path for all operational units in the Group: stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

	3 months ended		12 months ended	
	Dec. 31	Dec. 31	Dec. 31	Dec. 31
SEK m.	2000	1999	2000	1999
Revenues	12,841	10,507	46,527	36,234
Operating expenses	-11,018	-9,107	-40,135	-31,764
Operating profit	**1,823**	**1,400**	**6,392**	**4,470**
As a percentage of revenues	*14.2*	*13.3*	*13.7*	*12.3*
Financial income and expenses	-452	-378	-1,703	-1,058
Profit after financial items	**1,371**	**1,022**	**4,689**	**3,412**
As a percentage of revenues	*10.7*	*9.7*	*10.1*	*9.4*
Taxes	-499	-334	-1,723	-1,137
Minority interest	-8	-11	-42	-28
Net profit	**864**	**677**	**2,924**	**2,247**
Earnings per share, SEK	4.12	3.27	13.95	*11.50*
Return on capital employed before tax, %			*15*	*14*
Return on equity after tax, %			*13*	*14*
Debt/equity ratio, %			*92*	*92*
Rate of equity, %			*39*	*39*
Number of employees at end of period			*26,772*	*26,134*

Balance Sheet

SEK m.	Dec.31, 2000	Dec. 31, 1999
Intangible fixed assets	20,792	18,851
Rental equipment	15,225	11,699
Other fixed assets	7,032	7,003
Inventories	5,881	5,348
Receivables	11,521	9,463
Cash, bank, and short-term investments	1,237	1,286
Total assets	**61,688**	**53,650**
Equity	23,982	20,885
Minority interest	219	192
Interest-bearing liabilities and provisions	23,507	20,611
Non-interest-bearing liabilities and provisions	13,980	11,962
Total liabilities and equity	**61,688**	**53,650**

Revenues by Business Area

	October–December			January–December		
SEK m	1998	1999	2000	1998	1999	2000
Compressor Technique	3,466	3,521	4,107	13,540	13,202	14,720
Construction and Mining Technique	1,650	1,572	1,898	6,437	5,725	7,083
Industrial Technique	2,679	2,730	3,161	10,059	10,345	11,454
Rental Service	1,151	2,815	3,849	4,010	7,434	13,955
Eliminations	-101	-131	-174	-306	-472	-685
Atlas Copco Group	8,845	10,507	12,841	33,740	36,234	46,527

				1999				2000
SEK m. (by quarter)	1	2	3	4	1	2	3	4
Compressor Technique	2,971	3,422	3,288	3,521	3,345	3,625	3,643	4,107
Construction and Mining Technique	1,353	1,477	1,323	1,572	1,650	1,809	1,726	1,898
Industrial Technique	2,448	2,645	2,522	2,730	2,619	2,805	2,869	3,161
Rental Service	1,082	1,202	2,335	2,815	3,023	3,332	3,751	3,849
Eliminations	-103	-127	-111	-131	-120	-197	-194	-174
Atlas Copco Group	7,751	8,619	9,357	10,507	10,517	11,374	11,795	12,841

Earnings by Business Area

SEK m.	October–December 1998	1999	2000	January–December 1998	1999	2000
Compressor Technique	533	612	795	2,283	2,153	2,737
As a percentage of revenues	*15.4*	*17.4*	*19.4*	*17.0*	*16.3*	*18.6*
Construction and Mining Technique	126	121	171	498	397	650
As a percentage of revenues	*7.6*	*7.7*	*9.0*	*7.7*	*6.9*	*9.2*
Industrial Technique	281	271	378	1,046	1,032	1,238
As a percentage of revenues	*10.5*	*9.9*	*12.0*	*10.4*	*10.0*	*10.8*
Rental Service	175	422	532	566	1,010	1,855
As a percentage of revenues	*15.2*	*15.0*	*13.8*	*14.1*	*13.6*	*13.3*
Corporate items	9	-26	-53	-48	-122	-88
Operating profit	1,124	1,400	1,823	4,345	4,470	6,392
As a percentage of revenues	*12.7*	*13.3*	*14.2*	*12.9*	*12.3*	*13.7*
Financial income and expenses	-178	-378	-452	-708	-1,058	-1,703
Profit after financial items	946	1,022	1,371	3,637	3,412	4,689
As a percentage of revenues	*10.7*	*9.7*	*10.7*	*10.8*	*9.4*	*10.1*

SEK m. (by quarter)	1999 1	2	3	4	2000 1	2	3	4
Compressor Technique	390	572	579	612	580	664	698	795
As a percentage of revenues	*13.1*	*16.7*	*17.6*	*17.4*	*17.3*	*18.3*	*19.2*	*19.4*
Construction and Mining Technique	84	104	88	121	142	173	164	171
As a percentage of revenues	*6.2*	*7.0*	*6.7*	*7.7*	*8.6*	*9.6*	*9.5*	*9.0*
Industrial Technique	216	257	288	271	263	299	298	378
As a percentage of revenues	*8.8*	*9.7*	*11.4*	*9.9*	*10.0*	*10.7*	*10.4*	*12.0*
Rental Service	83	146	359	422	390	464	469	532
As a percentage of revenues	*7.7*	*12.1*	*15.4*	*15.0*	*12.9*	*13.9*	*12.5*	*13.8*
Corporate items	-48	-17	-31	-26	-47	-59	71	-53
Operating profit	725	1,062	1,283	1,400	1,328	1,541	1,700	1,823
As a percentage of revenues	*9.4*	*12.3*	*13.7*	*13.3*	*12.6*	*13.5*	*14.4*	*14.2*
Financial income and expenses	-168	-194	-318	-378	-385	-411	-455	-452
Profit after financial items	557	868	965	1,022	943	1,130	1,245	1,371
As a percentage of revenues	*7.2*	*10.1*	*10.3*	*9.7*	*9.0*	*9.9*	*10.6*	*10.7*

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President, Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Overhead presentation from Atlas Copco
For your convenience, an overhead-slide presentation of Atlas Copco's fourth quarter results will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investor > Presentations

New Internet site for the Atlas Copco Group
More information is available at www.atlascopco-group.com.
Please note that you can register as a subscriber under My Profile.

Interim report, first quarter 2001
Atlas Copco will publish the interim report for the first quarter of 2001 on April 26, 2001.

Annual General Meeting

The Annual General Meeting will be held on Thursday, April 26, 2001, at 5:00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Participation

To be entitled to participate in the AGM, shareholders must

- be recorded in the shareholders register kept by The Swedish Central Securities Depository & Clearing Organisation (VPC) on *Thursday, April 12, 2001,* and
- notify the Company of their intent to participate in the Meeting *no later than 4:00 p.m.(Swedish time) on Friday, April 20, 2001* in writing to Atlas Copco AB, SE-105 23 Stockholm, or by phone +46-8-743 8000, or by fax +46-8-644 9045, or by the Internet: www.atlascopco-group.com.

Shareholders whose shares are held in trust by a bank or private broker must temporarily re-register their shares in their own name with VPC to be able to participate in the Meeting. Such re-registration must be completed *no later than Thursday, April 12, 2001.* Shareholders should notify the trustee of their desire to re-register in adequate time prior to this date.

Dividend

The Board of Directors proposes that a dividend of SEK 5.25 per share be paid to the shareholders. The Board has decided to propose that the record date for payment be Wednesday, May 2, 2001. If the proposal is approved by the Annual General Meeting, the dividend is expected to be paid through VPC on Monday, May 7, 2001.

Notice

A detailed Notice will be posted on Atlas Copco's web-site: www.atlascopco-group.com and in the Swedish newspapers Dagens Nyheter, Svenska Dagbladet and Post och Inrikes Tidningar, as well as in the Financial Times and in Frankfurter Allgemeine Zeitung on Tuesday, March 27, 2001.

Financial information from Atlas Copco during 2001
Atlas Copco will publish the following financial reports during 2001

Annual Report 2000	March 27, 2001
President's Address to Shareholders at the AGM	April 26, 2001
Interim Reports	
Q1, January – March 2001	April 26, 2001
Q2, April – June 2001	July 19, 2001
Q3, July – September 2001	October 23, 2001

Atlas Copco **press information**

Group Communications

Mazzalupi comments on Atlas Copco's Q4 results

Stockholm, February 12, 2001—In the fourth quarter of 2000, Atlas Copco's revenues increased 22 percent. Operating profit was up 30 percent, to a record of SEK 1,823 m. "*The demand for Atlas Copco's products and services continued to grow during the fourth quarter, and we achieved even better results,*" commented Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco. The volume gain for orders received was 7 percent, compared to the same period last year.

"The softening in the U.S. economy had a negative effect on sales of some products, especially consumption related ones. At the same time, the trend to rent instead of own equipment continued, and consequently the equipment rental industry grew at a higher rate than the industries it serves."

Atlas Copco's orders received were up 28 percent in 2000, corresponding to a volume increase of 11 percent for comparable units. Revenues also increased 28 percent, to SEK 46,628 m., a volume gain of 12 percent. The operating profit margin was 13.7 percent (12.3) and 14.2 percent in the quarter. *"We are proud of what the Group has accomplished in 2000. We have further fortified our already strong position in the marketplace and increased our capability to react quickly to changes."*

In the year, Atlas Copco integrated new technology in both products and processes. *"We have launched the largest number of innovative products ever in a single year. Through the integration of Internet technology in our processes, we have improved our efficiency, in terms of speed and reliability, and increased our market reach."*

Since 1997, Atlas Copco has operated in the growing equipment rental business in the United States. Today, the Atlas Copco Rental Service business area accounts for almost one-third of the Group's revenues. *"Our overall market share in the rental industry is still fairly low and we have a good opportunity to grow the business both by an increased market penetration and through expansion into new areas, in the U.S. and abroad. From an efficiency point of view, there is still potential for further improvements, particularly in hire fleet management and logistics."*

Overall, the demand for Atlas Copco's products and services is expected to remain on present level. *"Looking at different markets, the near-term outlook differs. Overall, we foresee a continued high level of demand, but without the healthy growth that characterized last year."*

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of over SEK 46 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and professional tools, compressed air equipment, construction and mining equipment, and assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's website, www.atlascopco-group.com, which provides access to current news about the Company.

Atlas Copco Group

Summary of result for the period ended December 31, 2000

Atlas Copco Group	Oct. – Dec. 2000	Oct. – Dec. 1999	Change %	Jan. – Dec. 2000	Jan. – Dec. 1999	Change %
Orders received	**12,177**	**10,210**	**+19**	46,628	36,534	+28
Revenues	**12,841**	**10,507**	**+22**	46,527	36,234	+28
Operating profit	**1,823**	**1,400**	**+30**	6,392	4,470	+43
- as a percentage of revenues	**14.2**	**13.3**		13.7	12.3	
Profit after financial items	**1,371**	**1,022**	**+34**	4,689	3,412	+37
- as a percentage of revenues	**10.7**	**9.7**		10.1	9.4	
Earnings per share*, SEK	**4.12**	**3.27**		13.95	11.50	

**) Number of shares: 209.6 m. (195.3)*

	Oct. – Dec. 2000	Oct. – Dec. 1999	Change %	Jan. – Dec. 2000	Jan. – Dec. 1999	Change %
Compressor Technique						
Orders received	**3,785**	**3,207**	**+18**	15,098	12,965	+16
Revenues	**4,107**	**3,521**	**+17**	14,720	13,202	+11
Operating profit	**795**	**612**	**+30**	2,737	2,153	+27
- as a percentage of revenues	***19.4***	***17.4***		*18.6*	*16.3*	
Construction and Mining Technique						
Orders received	**1,753**	**1,658**	**+6**	6,921	6,062	+14
Revenues	**1,898**	**1,572**	**+21**	7,083	5,725	+24
Operating profit	**171**	**121**	**+41**	650	397	+64
- as a percentage of revenues	***9.0***	***7.7***		*9.2*	*6.9*	
Industrial Technique						
Orders received	**2,876**	**2,626**	**+10**	11,425	10,553	+8
Revenues	**3,161**	**2,730**	**+16**	11,454	10,345	+11
Operating profit	**378**	**271**	**+39**	1,238	1,032	+20
- as a percentage of revenues	***12.0***	***9.9***		*10.8*	*10.0*	
Rental Service						
Revenues	**3,849**	**2,815**	**+37**	13,955	7,434	+88
Operating profit	**532**	**422**	**+26**	1,855	1,010	+84
- as a percentage of revenues	***13.8***	***15.0***		*13.3*	*13.6*	

More detailed information on the fourth quarter result is published in the interim report for the period.

Forward-looking statements

Some statements herein are forward-looking and the actual outcome could be materially different. In addition to the factors explicitly commented upon, the actual outcome could be materially effected by other factors like for example, the effect of economic conditions, exchange-rate and interest-rate movements, political risks, impact of competing products and their pricing, product development, commercialization and technological difficulties, supply disturbances, and the major customer credit losses.

For further information, please contact:

Annika Berglund, Senior Vice President, Group Communications, (media)
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Atlas Copco

press information

Group Communications

Atlas Copco Rental Service announces further rationalizations

Houston and Scottsdale, U.S., March 20, 2001—Atlas Copco Rental Service today announced a slow start of the year. *"The rationalization and efficiency measures announced in relation to the merger between Prime and RSC have been executed, but we must take further actions to achieve targeted operating results,"* said Tom Bennett, Business Area Executive for Rental Service.

"The slowdown in the construction and manufacturing industry activity has affected us more than anticipated. Also, we experienced weather conditions worse than normal for the season. This has reduced our revenue growth for rental products in the first quarter of the year," said Bennett. The demand from the equipment rental market continues to grow, but at a slower pace than anticipated. *"Our rental business also had some negative effects on revenues from 28 store consolidations. However, we consider those as being short-term and related to the first quarter only."*

Bennett said, *"The operating costs for Rental Service are too high and the rental fleet is too big for the present level of operation."* The Rental Service business area is reducing fixed and variable costs, including a reduction of the workforce of 10-15 percent, while maintaining the present high service level to their customers. About half of the reduction has already been executed, and is related to the previously announced merger between Prime and RSC last fall. The effect from these actions will materialize gradually during the year.

The new measures include a restructuring into a more flat organization with fewer management layers, to safeguard quick reactions to any type of changes. The new slimmer and more effective organization will be fully operational during the second quarter. Investments for new rental equipment will be adjusted in accordance to demand. *"I am confident that our organization has the right capabilities to carry through these changes. We have strong brands, excellent people, and a territory coverage which will support any step to boost efficiency."*

Following the reorganization, Art Droege, Deputy Executive of the Rental Service business area will step into the position of Chief Operating Officer and President of Rental Service Corporation. Bennett concluded, *"As the chairman of the company, I will work closely with Art and the other key management of Rental Service Corporation, to have an efficient rationalization process."*

Atlas Copco Rental Service is a business area within Atlas Copco, with one division Rental Service Corporation. The division operates with three brands, RSC, Prime Industrial, and Prime Energy serving construction rental customers and industry rental customers in North America. More information is found on www.rentalservice.com.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of over SEK 46 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and

professional tools, compressed air equipment, construction and mining equipment, and assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's website, **www.atlascopco-group.com**, which provides access to current news about the Company.

For further information, please contact:

Art Droege, Deputy Senior Executive Vice President, Atlas Copco Rental Service
Phone +1 480 905 33 90, mobile +1 602 206 8515, adroege@rentalservice.com
Kim Edwards, Communications Director, Atlas Copco Rental Service (ISP)
Phone +1 480 905 33 46, mobile +1 602 432 37 34, kimedwards@rentalservice.com
Annika Berglund, Senior Vice President, Group Communications
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Hans Ola Meyer, CFO, Phone +46 8 743 8292, mobile +46 70 588 8292,
hans.ola.meyer@atlascopco.com

Atlas Copco press information

Group Communications

Atlas Copco's Q1 results expected to be in line with 2000

Stockholm, Sweden, March 20, 2001 —In a press release today, Atlas Copco's Rental Service business area announced further rationalizations and a slow start of the year. Giulio Mazzalupi, President and CEO of the Atlas Copco Group says, *"Overall for the Group, we anticipate our first quarter result in line with or marginally better than in the first quarter of 2000, including the costs for the planned rationalization in the Rental Service business area."*

"The Group sees continued good market demand in many areas and regions. Compressor Technique, Construction and Mining Technique, and Industrial Technique, continue to develop in line with our expectations." Together, these three business areas account for approximately 70 percent of revenues.

The development in the Rental Service business area is below expectations so far this year. *"We need forceful actions such as those announced today, to put us back on track. I fully support the management of the business area, the proposed actions, and the structure that they now put in place,"* Mazzalupi commented. The Rental Service business area accounts for around 30 percent of the Group's revenues.

Forward-looking statements

Some statements herein are forward-looking and the actual outcome could be materially different. In addition to the factors explicitly commented upon, the actual outcome could be materially effected by other factors like for example, the effect of economic conditions, exchange-rate and interest-rate movements, political risks, impact of competing products and their pricing, product development, commercialization and technological difficulties, supply disturbances, and the major customer credit losses.

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, (media)
phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Hans Ola Meyer, CFO, (analysts)
Phone +46 8 743 8292, mobile +46 70 588 8292, hans.ola.meyer@atlascopco.com

AtlasCopco **press information**

Group Communications

Proposed change in Atlas Copco's Board of Directors

Stockholm, Sweden, March 23, 2001—At the Annual General Meeting of Atlas Copco AB, to be held April 26, 2001, shareholders will vote on one new Board member: Thomas Leysen, President and CEO of Union Minière N.V., Belgium. The nominations are supported by shareholders representing a total of more than 40 percent of the total number of votes.

The following members have been nominated for re-election to the Board of Atlas Copco: Anders Scharp, Jacob Wallenberg, Sune Carlsson, Kurt Hellström, Lennart Jeansson, Ulla Litzén, Giulio Mazzalupi, Hari Shankar Singhania, and Michael Treschow.

Thomas Leysen has also been nominated for election to the Board. Mr. Leysen, born 1960, is President and CEO of Union Minière N.V. in Belgium, and a member of the Board of KBC Bank & Insurance Holding Company and Alcatel Bell. Furthermore, Mr. Leysen is a Director of Rubenshuis in Antwerp, Belgium.

Paul-Emmanuel Janssen, Honorary Chairman of Genéralé de Banque, Brussels, and Chairman of the Board of Directors of Atlas Copco Airpower, Belgium, has declined re-election. At the age of 70 he is leaving the Board after having played an active part since he was elected in 1994.

The nominations for Board members are supported by the following shareholders representing a total of more than 40 percent of the votes in the Company and includes Investor, Robur Fonder, 4:e AP-fonden, SEB Fonder, Alecta (formerly SPP) and Skandia, all based in Sweden. The nomination procedure is described in Atlas Copco's Annual Report which will be published on March 27, 2001.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of $5 billion USD, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, Atlas Copco AB
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Rhonda Moritz, Communications Manager, Atlas Copco North America Inc.
Phone +1 973 439 3438, mobile +1 973 517 1912, rhonda.moritz@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco signs Letter of Intent in order to purchase Layne/Christensen's product division, Christensen Products.

Stockholm, Sweden, April 11, 2001 -- Atlas Copco signs a Letter of Intent in order to purchase the American company Layne/Christensen's product division, Christensen Products, with a manufacturing plant located in Salt Lake City. Christensen Products will be part of the Atlas Copco Craelius Division, and the acquisition is in line with the division's strategy to expand the business in the mineral exploration field.

Layne/Christensen is an international mineral exploration contractor and their product division is based in Salt Lake City, Utah, USA. They are one of the world's leading manufacturers of diamond core drill equipment for the mineral exploration industry. The company has well-established manufacturing operations in Salt Lake City. Christensen will continue to operate with its existing company name on a worldwide basis.

Christensen Products is the sole supplier to the Layne/Christensen Contracting Group on a world-wide basis. As part of the pending purchase a supply agreement between Atlas Copco and Layne/Christensen Contracting will be consummated. The purchase is planned to be completed by June 1, 2001.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information about the Group is available on the website: www.atlascopco-group.com.

For further information please contact:

Atlas Copco Craelius division
Björn Rosengren, President Atlas Copco Craelius Division, + 46 19 670 7300
Robert Fassl, General Manager JKS Boyles International + 1 705 472 3320

Atlas Copco **press information**

Group Communications

Research Trio Wins Atlas Copco's John Munck Award

Stockholm, Sweden, April 23, 2001 — A project team of three technology experts are the 2000 recipients of Atlas Copco's John Munck Award, presented for excellence in innovative technical thinking resulting in products with a proven commercial success. The team received the award for Atlas Copco's VSD (variable speed drive) compressor technology, which drastically reduces energy consumption.

Sverker Hartwig, research and development manager at Atlas Copco Rock Drilling Equipment; Chris Lybaert, general manager of quality air at Atlas Copco Airpower; and Ludo Van Nederkassel, engineering manager at Atlas Copco Industrial Air, participated in the different project phases of developing and launching a series of VSD compressors that perfectly match compressor capacity to air demand by varying the speed of the drive motor.

As air demand is reduced, the VSD compressor lowers the delivered flow and consequently the power consumption. This is the key feature of the VSD compressor, which reduces energy consumption to a minimum by avoiding completely unloaded power consumption and saves up to 35 percent of energy, or up to 22 percent on the total life cycle cost.

This newest concept in machine engineering is the perfect fit for those end users who have become increasingly environmentally conscious and energy minded.

John Munck was one of Atlas Copco's most successful engineers. He worked for the Group between 1930 and 1970 and held positions as, among others, Atlas Copco's Technical Director. The John Munck Award is presented each year to a product developer or designer, or to a team of those, for outstanding contributions to the overall quality of an Atlas Copco product.

The award will be presented at the Group's annual general meeting in Stockholm, Sweden, on Thursday, April 26.

For further information, please contact:
Herman Matthyssen, Marketing Manager, Atlas Copco Industrial Air
Phone: +32 (0)3 870 2348, herman.matthyssen@atlascopco.com
Peter Lauwers, Product Manager, Atlas Copco Industrial Air
Phone : +32 (0)3 870 2804, peter.lauwers.atlascopco.com
Rhonda Moritz, Communications Manager, Atlas Copco North America Inc.
Phone: +1 973 439 3438, mobile +1 973 517 1912, rhonda.moritz@atlascopco.com

Atlas Copco press information

Group Communications

Atlas Copco Web Clubs Receive Peter Wallenberg Marketing and Sales Award

Stockholm, Sweden, April 23, 2001—Atlas Copco's prestigious "Peter Wallenberg Marketing and Sales Award" will be presented this year to two extraordinary marketing professionals for innovative web clubs for industry professionals. The clubs, which strengthen the positioning of the Atlas Copco and Milwaukee brands, are efficient tools for better interaction with the customers.

The Peter Wallenberg Marketing and Sales Award recognizes the most innovative and successful implemented method in the area of sales and marketing. This year's recipients are Debra Sajkowski, communications manager at Milwaukee Electric Tool Corp., Brookfield, WI, U.S.A., and Hans Lidén, marketing manager of Atlas Copco Craelius, Märsta, Sweden.

Milwaukee's "Heavy Duty Club," found on **www.mil-electric-tool.com**, is an interactive Web community of tool users who are valued as an extension of company. Members receive such benefits as new tool information, tool tips, special offers for products and accessories, a newsletter, and the opportunity to provide input on future products to meet their tool needs. Launched in June 2000, the club presently has close to 25,000 end users. The company anticipates signing up over 250,000 members by the end of 2001.

Atlas Copco's "Frequent Drillers Club," located at **www.drillersclub.com**, is a unique and innovative marketing platform for workers in the drilling industry that creates new opportunities to bring Atlas Copco closer to the customer. Members receive useful information on drilling techniques, tips and application examples, and case studies. They also can log onto the site's "Factory Outlet" to search for hundreds of products at a reduced cost, as well as the "Bargain Corner" for special offers on equipment. Members can seek advice from "Chatpoint Charlie" and "Ask Dr. Drill" on industry-related matters, as well as take "The Driller's Challenge" for a chance to be named Champion Driller of the Month.

Both sites aim to be cost-effective ways of increasing the quality and number of customer contacts around the world, and to help strengthen each of their respective brands with the end users.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked 20 years for the Group before serving as Chairman of the Board from 1974-1996.

The Peter Wallenberg Marketing and Sales Award will be presented at Atlas Copco's annual general meeting in Stockholm, Sweden, on Thursday, April 26.

Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

For further information please contact:
Debra Sajkowski, Communications Manager, Milwaukee Electric Tool Corporation
Phone: +1 262 781 36 00, debra.a.sajkowski@atlascopco.com
Hans Lidén, Marketing Manager, Atlas Copco Craelius
Phone: +46 8 58 77 85 09, mobile +46 70 417 8509, hans.liden@atlascopco.com
Rhonda Moritz, Communications Manager, Atlas Copco North America Inc.
Phone: +1 973 439 3438, mobile +1 973 517 1912, rhonda.moritz@atlascopco.com

AtlasCopco # press information

Group Communications

April 26, 2001

ATLAS COPCO
Interim report at March 31, 2001 (unaudited)

02 MAY -9 AM 9:17

Slower growth – improved results

- **Order volumes 4 percent above first quarter 2000.**
- **Slowdown of orders in the U.S.**
- **Adjustments of cost structure to current demand level.**
- **Operating profit up 10 percent, at MSEK 1,463, including non-recurring costs of MSEK -60.**
- **Profit after financial items up 11 percent to MSEK 1,049. Positive currency effect about MSEK 100 compared to Q1 2000.**
- **Earnings per share increased 15 percent, to SEK 3.23.**

	January – March		Change
MSEK	2001	2000	%
Orders received	12,488	11,088	+13
Revenues	12,101	10,517	+15
Operating profit	1,463	1,328	+10
– as a percentage of revenues	12.1	12.6	
Profit after financial items	1,049	943	+11
– as a percentage of revenues	8.7	9.0	
Earnings per share*, SEK	3.23	2.80	+15
Return on capital employed (12 month value)	14	15	

* Number of shares: 209.6 m.

Near-term outlook

In North America, the demand for equipment and consumables related to manufacturing and construction output is expected to remain weak. Demand for equipment rental is expected to continue at a higher level than the underlying markets, supported by the outsourcing trend. Overall, the demand in Europe is foreseen to prevail at the present good level. In Asia, the high level of demand is expected to continue, particularly in China.

In summary, overall demand for Atlas Copco's products and services is expected to remain unchanged, even though the degree of uncertainty in the outlook has increased.

Review of first-quarter business

Atlas Copco Group

Market development

The demand in North America slowed down during the first quarter. Customer purchases from equipment manufacturers decreased compared to the same period last year, partly due to the lower level of activity in the U.S. economy and partly due to a substantial de-stocking within the distribution channels. Demand for rental equipment, however, continued to increase although at a somewhat slower pace than in previous quarters. The demand for investment-related products within the manufacturing and process industry remained favorable as a result of continued productivity enhancing investments. Demand from the mining industry in this region decreased compared to last year.

In Europe, the overall level of demand continued to improve, but imbalance still exists in the region. Among the major markets, Italy, France and the U.K. recorded the best demand development in the region with a steady growth, while demand in Germany, primarily from the construction industry, remained relatively low. Demand from both manufacturing and mining industry improved further in Russia.

The overall positive development in Asia continued in the quarter. India and South Korea recorded improved demand while the already high level remained in China and southeast Asia.

Orders and revenues

Orders received totaled MSEK 12,488 (11,088), up 13 percent from the first quarter of 2000. The increase consists of a 4 percent volume gain and a positive translation effect of 9 percentage points. The volume gain was achieved thanks to a further increase in orders for industrial compressors and for rental equipment, while sales of equipment to the construction industry, primarily professional electric tools, decreased. Geographically, the overall positive sales development in Europe and Asia managed to offset the negative impact of a slowing U.S. economy.

Revenues increased 15 percent, to MSEK 12,101 (10,517), corresponding to a 5 percent volume gain for comparable units.

Earnings and returns

Operating profit for the first quarter increased 10 percent, to MSEK 1,463 (1,328), corresponding to a margin of 12.1 percent (12.6). These figures include MSEK 60 in restructuring charges for the Rental Service business area. Favorable foreign exchange effects from a weak Swedish Krona added about MSEK 150 to operating profit compared to last year. A large part of this was attributable to translation effects in March. Adjusted for currency effects and the non-recurring items, the margin was approximately 12 percent.

Net financial items amounted to MSEK -414 (-385), of which net interest items accounted for MSEK -423 (-378) and foreign exchange differences for MSEK +9 (-7). The interest cost was negatively affected by the high USD/SEK ratio, while lower short-term interest in the U.S. had a positive effect compared to last year.

Profit after financial items rose 11 percent, to MSEK 1,049 (943), corresponding to a margin of 8.7 percent (9.0). The total currency effect was about MSEK 100 positive

Net profit for the quarter totaled MSEK 676 (586), or SEK 3.23 per share (2.80).

The return on capital employed was 14 percent (15), and the return on shareholders' equity totaled 13 percent (14) during the past 12 months. The Group's weighted average cost of capital (WACC) is approximately 7.5 percent (8), corresponding to a pretax cost of capital of approximately 11.5 percent.

Cash flow and net indebtedness
The operating cash surplus after tax for the first quarter reached MSEK 1,692 (1,296).

Working capital increased MSEK 135 (decreased 20) in the quarter.

Total cash flow from operations reached MSEK 1,557 (1,316), corresponding to 13 percent (13) of Group revenues.

Net investments in tangible fixed assets were MSEK 359 (229).

Net cash flow after dividends and acquisitions reached MSEK 1,125 (953).

Summary cash-flow analysis

	January – March	
MSEK	2001	2000
Operating cash surplus after tax	1,692	1,296
of which depreciation added back	*1,059*	*870*
Change in working capital	-135	20
Cash flow from operations	1,557	1,316
Investments in tangible fixed assets	-767	-775
Sale of tangible fixed assets	408	546
Company acquisitions/divestments	-72	-134
Cash flow from investments	-431	-363
Dividends paid	-1	0
Net cash flow	**1,125**	**953**
Change in interest-bearing liabilities	-1,097	-1,379
Cash flow after financing	28	-426
Liquid funds at beginning of period	1,237	1,286
Translation difference	54	-3
Liquid funds at end of period	1,319	857

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 22,402 (18,782), of which MSEK 1,624 (1,395) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 85 percent (87).

Investments and depreciation
Gross investments in property, machinery, and buildings totaled MSEK 208 (196). Gross investments in rental equipment amounted to MSEK 559 (579). Depreciation on these two asset groups equaled MSEK 231 (222) and MSEK 655 (492) respectively, while amortization of intangible assets was MSEK 173 (156).

People

At March 31, 2001, the number of employees was 26,442 (26,053). For comparable units, the number of employees decreased by 124 from March 2000. The corresponding decrease for the first quarter 2001 was approximately 600 employees.

Share capital

Share capital totaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Accounting principles

This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. A number of new accounting standards were implemented in Sweden as of January 1, 2001. The application of these new standards did not have any material effect on the Group's financial statements.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	January – March 2001	2000	Change %
Orders received	4,216	3,741	+13
Revenues	3,928	3,345	+17
Operating profit	738	580	+27
– as a percentage of revenues	*18.8*	*17.3*	
Return on capital employed (12 month values)	65	55	

- New products boost sales volume.
- Profit increase 27 percent.
- Europe and Asia more than offset slowdown in the U.S.

Orders received during the first quarter were up 13 percent, at MSEK 4,216 (3,741), corresponding to an increase in volume of 7 percent. The positive translation effect into SEK was 7 percentage points while the net effect of structural changes was -1 percent.

Sales of industrial compressors continued to increase in the first quarter, due to generally improved demand in some geographical markets and the favorable market reception for new products. In spite of the slowdown in the U.S. construction market and the lack of major fleet investments from rental companies, overall sales of portable compressors and generators improved over the same period last year. The aftermarket business continued to increase in the quarter.

Demand in the U.S. was generally somewhat lower than in the same period last year and the trend in South America weakened during the period after several strong quarters. Most major markets in Europe, including Germany, had good, or very good, sales development in the quarter. In Asia, sales continued to increase with particularly strong results in China, India and Japan. Favorable development was also recorded in the Middle East and some African markets.

New small oil-injected screw compressors were successfully launched during the quarter.

Revenues increased 17 percent, to MSEK 3,928 (3,345), with volume up 11 percent compared to the same quarter the preceding year.

Operating profit improved 27 percent, to MSEK 738 (580), corresponding to an operating margin of 18.8 percent (17.3). The substantial improvement in results was attributable to higher volumes, and a positive exchange rate situation with a continued high USD/EURO ratio. Return on capital employed (past 12 months) increased to 65 percent (55).

Construction and Mining Technique Business Area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2001	2000	Change %
Orders received	1,794	1,775	+1
Revenues	1,828	1,650	+11
Operating profit	185	142	+30
– as a percentage of revenues	*10.1*	*8.6*	
Return on capital employed (12 month values)	22	15	

- Margin above 10 percent, supported by currency.
- Demand for consumables remained robust.
- Slowdown of demand from construction industry.

Orders received totaled MSEK 1,794 (1,775), corresponding to a decrease in volume of 6 percent compared to a strong first quarter in 2000. There was a positive translation effect of 4 percent, and prices increased by about 1 percent. The net effect of structural changes was +2 percent.

Demand from the mining industry continued at a healthy level, primarily driven by good aftermarket development, while machine sales were somewhat lower than last year's very strong performance. Sales of light drilling and breaking equipment to the construction industry recorded a slowdown, partly due to the lower level of activity in most markets and from very low fleet investments from rental companies. Important orders for exploration drilling and ground-reinforcement equipment were received in the quarter, primarily in India and Russia.

Geographically, the best sales development was recorded in Western Europe, Africa and Asia.

In the period, the Atlas Copco Secoroc division successfully launched a new so-called drifter system for more efficient drilling and straighter holes.

Revenues were MSEK 1,828 (1,650), up 11 percent overall, corresponding to a volume increase of 3 percent.

Operating profit for the quarter rose 30 percent, to MSEK 185 (142), corresponding to a margin of 10.1 percent (8.6). The changes in exchange rates and the somewhat higher sales prices achieved contributed to an improved operating margin and overall results. Return on capital employed (past 12 months) increased to 22 percent (15).

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	January – March 2001	2000	Change %
Orders received	2,969	2,740	+8
Revenues	2,838	2,619	+8
Operating profit	277	263	+5
– as a percentage of revenues	*9.8*	*10.0*	
Return on capital employed (12 month values)	15	14	

- Continued strong order intake for industrial tools.
- Lower demand for professional electric tools.
- Adjustments of operating costs to current demand levels.

Order intake increased 8 percent overall compared with the first quarter of 2000, to MSEK 2,969 (2,740), corresponding to a 1 percent increase in volume. The positive translation effect was 9 percent and prices increased by about 1 percent. Due to structural changes in India, orders and sales representing about 3 percent of the business area's orders in 2000 was transferred to Compressor Technique and Construction & Mining Technique.

Order intake from the motor vehicle industry for assembly tools and systems continued to be very strong in the quarter, both in the United States and in Europe. Orders for other industrial tools remained at a high level, particularly in Europe.

The demand for professional electrical tools for construction and installation work weakened in the quarter, primarily in North America. Lower demand from home-centers was compensated by an increase in product range coverage, while sales to industrial and hardware distribution channels decreased substantially.

Revenues were MSEK 2,838 (2,619), up 8 percent from the first quarter 2000. This corresponded to a flat volume development.

Operating profit increased 5 percent to MSEK 277 (263). The operating profit margin was 9.8 percent (10.0). The operating margin reflects lower volumes in the professional electric tools business, mitigated by operating cost adjustments, and a continued strong performance in the industrial tools segment. Return on capital employed (past 12 months) was 15 percent (14).

Rental Service Business Area

Since January 1, 2001, the Rental Service business area consists of a single division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	January – March 2001	2000	Change %
Revenues	3,659	3,023	+21
Operating profit*	328	390	-16
*– as a percentage of revenues**	*9.0*	*12.9*	
Return on capital employed (12 month values)	5	6	

** 2001 operating profit includes MSEK 60 in restructuring costs. Excluding these items, the margin was 10.6 percent.*

- Rental revenue continues to grow even if at a slower rate.
- Restructuring program launched to safeguard operating efficiency.
- Eight greenfield starts-ups, four stores acquired and 34 stores closed. Total locations now 561.

Total revenues for the first quarter increased 21 percent, to MSEK 3,659 (3,023). The volume gain was 5 percent for comparable units. Translation effects from the much higher USD/SEK rate added 14 percent, while acquisitions and price changes had a net effect of +2 percent. On average, rental rates were still marginally lower than in the preceding year. Rental revenues, which accounted for 74 percent of total revenues, grew about 10 percent in volume in the quarter while sales of equipment, parts, and merchandise, representing 16 percent of revenues and sales of used equipment, representing 10 percent of revenues, decreased.

Equipment rental revenues continue to grow at a faster pace than the industries it serves because of the trend towards renting instead of owning equipment. The lower sales of new equipment, parts and merchandise reflect the general slowdown of activity in the construction sector. Sales of used equipment decreased, mainly as a temporary effect of organizational changes.

The merger of Prime and RSC was effective January 1, 2001. By the end of the first quarter all planned store consolidations and personnel reductions (approximately 450 employees) were finalized. In March, the company launched an additional rationalization program with a one-time cost of MSEK 60, which included the elimination of one organizational level and further personnel reductions (about 300 employees). The new measures aim to reduce costs and create a more efficient structure, better equipped to meet changes in the business environment.

Operating profit, including goodwill amortization, was MSEK 328 (390), corresponding to a margin of 9.0 percent. Excluding one-time items, the margin was 10.6 percent (12.9). The lower margin is because operating costs were too high in relation to revenues, and a combination of seasonally low revenues and a larger rental fleet than the previous year. Return on capital employed (past 12 months) was 5 percent (6).

Stockholm, April 26, 2001
Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and Divestments 2000 – 2001

Time	Acquisitions	Divestments	Business Area	Sales* MSEK	Number of employees*
2001 Q1	Various small rental cos.		Rental Service	36	30
2000 Q4	Various small rental cos.		Rental Service	49	41
2000 Oct. 31		JKS Lamage	Construction & Mining Technique	50	35
2000 Sep. 6	Hobic Bit Industries		Construction & Mining Technique	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	

*Annual revenues and number of employees at time of acquisition/divestment.

Internal Structural Changes 2001

Time	Company/ business	From Business area	To Business area	Sales* MSEK
2001 Jan. 1	Chicago Pneumatic Brand Construction Tools – India	Industrial Technique	Construction & Mining	175
2001 Jan. 1	Chicago Pneumatic Brand Compressors – India	Industrial Technique	Compressor Technique	90

*Annual revenues at time of transfer.

Financial Targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are to grow revenue at an annual rate of 8 percent, to have an average operating margin of 15 percent, and to continuously challenge the operating capital efficiency in terms of stock, receivables, and rental fleet utilization. Overall, this will ensure that shareholder value is created and continuously increased. The strategy to reach these objectives should follow the proven development path for all operational units in the Group: stability first, then profitability, and finally growth.

Income Statement

MSEK	3 months ended Mar. 31 2001	Mar. 31 2000	12 months ended Mar. 31 2001	Dec. 31 2000	Mar. 31 2000
Revenues	12,101	10,517	48,111	46,527	39,000
Operating expenses	-10,638	-9,189	-41,584	-40,135	-33,927
Operating profit	**1,463**	**1,328**	**6,527**	**6,392**	**5,073**
As a percentage of revenues	*12.1*	*12.6*	*13.6*	*13.7*	*13.0*
Financial income and expenses	-414	-385	-1,732	-1,703	-1,275
Profit after financial items	**1,049**	**943**	**4,795**	**4,689**	**3,798**
As a percentage of revenues	*8.7*	*9.0*	*10.0*	*10.1*	*9.7*
Taxes	-364	-347	-1,740	-1,723	-1,288
Minority interest	-9	-10	-41	-42	-35
Net profit	**676**	**586**	**3,014**	**2,924**	**2,475**
Earnings per share, SEK	*3.23*	*2.80*	*14.38*	*13.95*	*12.43*
Return on capital employed before tax, %			*14.3*	*14.5*	*14.6*
Return on equity after tax, %			*13.0*	*13.2*	*13.9*
Debt/equity ratio, %			*85*	*92*	*87*
Rate of equity, %			*40*	*39*	*40*
Number of employees at end of period			*26,442*	*26,772*	*26,053*

Balance Sheet

MSEK	Mar. 31, 2001	Dec. 31, 2000	Mar. 31, 2000
Intangible fixed assets	22,516	20,792	19,060
Rental Equipment	16,044	15,225	11,703
Other fixed assets	7,601	7,032	6,985
Inventories	6,346	5,881	5,592
Receivables	11,844	11,521	9,502
Cash, bank, and short-term investments	1,319	1,237	857
Total assets	**65,670**	**61,688**	**53,699**
Equity	25,980	23,982	21,512
Minority interest	251	219	202
Interest-bearing liabilities and provisions	23,721	23,507	19,639
Non-interest-bearing liabilities and provisions	15,718	13,980	12,346
Total liabilities and equity	**65,670**	**61,688**	**53,699**

Changes in Shareholders' Equity

MSEK	Jan. – Mar. 2001	Jan. – Dec. 2000	Jan. – Mar. 2000
Opening balance	23,982	20,885	20,885
Dividend to shareholders	-	-996	-
Translation differences for the period	1,322	1,169	41
Net profit for the period	676	2,924	586
Closing balance	25,980	23,982	21,512

Revenues by Business Area

MSEK	1999	January – March 2000	2001
Compressor Technique	2,971	3,345	3,928
Construction and Mining Technique	1,353	1,650	1,828
Industrial Technique	2,448	2,619	2,838
Rental Service	1,082	3,023	3,659
Eliminations	-103	-120	-152
Atlas Copco Group	7,751	10,517	12,101

				2000	2001
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	3,345	3,625	3,643	4,107	3,928
Construction and Mining Technique	1,650	1,809	1,726	1,898	1,828
Industrial Technique	2,619	2,805	2,869	3,161	2,838
Rental Service	3,023	3,332	3,751	3,849	3,659
Eliminations	-120	-197	-194	-174	-152
Atlas Copco Group	10,517	11,374	11,795	12,841	12,101

Earnings by Business Area

MSEK	1999	January – March 2000	2001
Compressor Technique	390	580	738
As a percentage of revenues	*13.1*	*17.3*	*18.8*
Construction and Mining Technique	84	142	185
As a percentage of revenues	*6.2*	*8.6*	*10.1*
Industrial Technique	216	263	277
As a percentage of revenues	*8.8*	*10.0*	*9.8*
Rental Service	83	390	328
As a percentage of revenues	*7.7*	*12.9*	*9.0*
Corporate items	-48	-47	-65
Operating profit	725	1,328	1,463
As a percentage of revenues	*9.4*	*12.6*	*12.1*
Financial income and expenses	-168	-385	-414
Profit after financial items	557	943	1,049
As a percentage of revenues	*7.2*	*9.0*	*8.7*

				2000	2001
MSEK (by quarter)	1	2	3	4	1
Compressor Technique	580	664	698	795	738
As a percentage of revenues	*17.3*	*18.3*	*19.2*	*19.4*	*18.8*
Construction and Mining Technique	142	173	164	171	185
As a percentage of revenues	*8.6*	*9.6*	*9.5*	*9.0*	*10.1*
Industrial Technique	263	299	298	378	277
As a percentage of revenues	*10.0*	*10.7*	*10.4*	*12.0*	*9.8*
Rental Service	390	464	469	532	328
As a percentage of revenues	*12.9*	*13.9*	*12.5*	*13.8*	*9.0*
Corporate items	-47	-59	71	-53	-65
Operating profit	1,328	1,541	1,700	1,823	1,463
As a percentage of revenues	*12.6*	*13.5*	*14.4*	*14.2*	*12.1*
Financial income and expenses	-385	-411	-455	-452	-414
Profit after financial items	943	1,130	1,245	1,371	1,049
As a percentage of revenues	*9.0*	*9.9*	*10.6*	*10.7*	*8.7*

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President, Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Presentations from Atlas Copco
For your convenience, a presentation of Atlas Copco's first quarter results will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investor > Presentations

Internet site for the Atlas Copco Group
More information is available at www.atlascopco-group.com.
Please note that you can register as a subscriber under My Profile.

Interim report, second quarter 2001
Atlas Copco will publish the interim report for the second quarter of 2001 on July 19, 2001.

Atlas Copco **press information**

Group Communications

Mazzalupi comments on Atlas Copco's Q1 results

Stockholm, Sweden, April 26, 2001—In the first quarter of 2001, Atlas Copco's orders received increased 13 percent to MSEK 12,488. The volume gain was 4 percent, compared to the same period last year. *"Atlas Copco's order intake continued to grow, even if at a lower rate than in the preceding quarters and despite the slowdown in the U.S. economy,"* said Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco.

"The best contributors to growth were compressors and industrial tools, but also the rental business, which continues to develop better than the markets it serves. In all areas, after-sales activities increased in importance. Marketwise, Asia, Europe and Middle East developed well."

Revenues totaled MSEK 12,101 (10,517). Operating profit improved 10 percent to MSEK 1,463 and the margin was 12.1 percent (12.6). Profit after financial items was up 11 percent to MSEK 1,049. *"Currency had a positive effect on the results of about MSEK 100."*

Because of lower overall revenue growth, actions were taken and adjustments to the cost structure were made for the affected businesses. *"Industrial Technique saw a further decline in the demand for professional electric tools in the first quarter and continued to adjust production. In the same way, the Rental Service business area took actions to adjust costs to current revenue levels. The restructuring program announced a few weeks ago is well under way, and today Rental Service Corporation operates with a more lean organization for higher efficiency and a better overall transparency."*

Atlas Copco continued to launch new innovative products according to the strategy and to increase customers' productivity. *"During the first quarter the business areas continued to introduce new products and broaden the existing product ranges. We also launched new concepts in the after-sales market."*

"There is an increased degree of uncertainty in the near-term forecast. Overall we expect demand for Atlas Copco's products and services to remain at the present level, but with significant differences between markets and businesses."

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of over SEK 46 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and professional tools, compressed air equipment, construction and mining equipment, and assembly systems, and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's website, www.atlascopco-group.com, which provides access to current news about the Company.

Forward-looking statements

Some statements herein are forward-looking and the actual outcome could be materially different. In addition to the factors explicitly commented upon, the actual outcome could be materially effected by other factors like for example, the effect of economic conditions, exchange-rate and interest-rate movements, political risks, impact of competing products and their pricing, product development, commercialization and technological

More detailed information on first quarter results is published in the interim report for the period.

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, (media)
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco's Annual General Meeting

Stockholm, Sweden, April 26, 2001—Atlas Copco's Annual General Meeting was held today. In his address to the shareholders, Giulio Mazzalupi, President and CEO, reported on the Group's performance in 2000, the use of the Internet to support processes, and the importance of having an organization that can react quickly to changes.

"The year 2000 was Atlas Copco's best ever. We launched many new innovative products, and it was the year when the Internet became an essential tool in our way of doing business, including being more productive and giving better support to customers," Mazzalupi said.

Atlas Copco's revenues increased 28 percent to SEK 46,527 m. in 2000 and profit after financial items was up 37 percent to SEK 4,689 m. The operating profit increased 43 percent to SEK 6,392 m., corresponding to a margin of 13.7 percent.

Atlas Copco reported its first quarter results earlier today. Revenues were SEK 12,101 m., up 15 percent compared with the corresponding period in 2000. Operating profit increased 10 percent, to SEK 1,460 m, and the operating margin was 12.1 percent. *"Revenues continue to grow, even if at a lower rate than last year and despite the slowdown in the U.S. economy."*

In his speech, Mazzalupi reported on the enhanced use of the Internet within the Atlas Copco Group to provide better service to customers and support all business processes related to customers, products and people. *"Through the Internet we can service our customers much better than before, giving them access to the knowledge and competence of our people 24 hours a day, seven days a week."* Another issue discussed was the importance of having an organization that can react quickly to changes in the market. *"Atlas Copco will always face change. The challenge is how we turn it into our advantage."*

The Meeting adopted the Board of Directors' proposed dividend for the 2000 fiscal year of SEK 5.25 per share. May 2, 2001, was approved as the record date. It is estimated that dividends will be distributed via Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 7, 2001.

The Meeting re-elected the following members of the Board: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Sune Carlsson, Lennart Jeansson, Giulio Mazzalupi, Hari Shankar

Singhania, Michael Treschow, Kurt Hellström and Ulla Litzén. Thomas Leysen was elected as a new member.

The auditors are Stefan Holmström and Peter Markborn and the deputy auditors are Thomas Jansson and Björn Sundkvist, elected by the Meeting in 1999, each for a three-year term.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of BSEK 46, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

Mr. Mazzalupi's complete address to the shareholders, as well as video clips, will be published and webcasted on the Group's website: www.atlascopco-group.com > Investor > Presentations

For further information:

Annika Berglund
Senior Vice President, Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco Secoroc to consolidate production

Stockholm, Sweden, April 27, 2001— To improve productivity and meet increased demand on shorter lead-times, Atlas Copco Secoroc today announced a plan to invest in modern production in Sweden. As a part of the program, which is worth approximately MSEK 100, manufacturing in Sweden will be consolidated.

Atlas Copco Secoroc, a division within Atlas Copco's Construction and Mining Technique business area, develops, manufactures and markets rock drilling tools. In addition to production units outside Sweden, the company has facilities in Fagersta, Östersund and Ockelbo.

As a result of this new investment program, which includes large-scale investments in modern machine tools, Atlas Copco Secoroc plans to move production from Östersund to its main facility in Fagersta. Production in Ockelbo is not affected.

"The reorganisation will give us more efficient production with a lean administration, which is crucial to safeguard long-term profitability," said Stefan Andersson, President of Atlas Copco Secoroc.

The plan to close the Östersund operation affects about 120 people. Negotiations with the local union representatives have commenced today.

The manufacturing plant in Fagersta currently has 400 employees. It is estimated that 55 new jobs will be created because of the transfer.

The restructuring is expected to be completed by the end of 2002.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of BSEK 46, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems, and offer related service and equipment rental. More information is available on www.atlascopco-group.com.

For further information:

Annika Berglund
Senior Vice President, Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Atlas Copco **press information**

Group Communications

Atlas Copco acquires Masons - a generator set specialist

Stockholm, Sweden, May 2, 2001 — Atlas Copco today announced the acquisitions of Masons Overseas Ltd. and Masons Holdings Ltd., with a manufacturing plant located in Stroud, England. The acquired business employs 50 people with an annual turnover of approximately MSEK 140. The purchase price was not disclosed.

Atlas Copco Masons, which will be the new name of the company, will become part of Portable Air, a division within the Compressor Technique business area. The acquisition is in line with the division's strategy to grow its generator business.

Masons, based in Stroud and London, is a manufacturer of generators, with more than 60 years experience in the generator business. The company serves a wide customer base, with about 90 percent of its production being exported.

This acquisition will complement Atlas Copco's generator business bringing a specialized technical capability, among others, attuned to the particular needs of telecommunications customers. In addition, the company has valuable experience in other specific geographical markets.

Portable Air, part of the Compressor Technique business area, is a leading manufacturer of portable air compressors and generators. The division has its main customer base in the construction and rental equipment industries. Additional information on Portable Air is available on the website: www.atlascopco.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and over 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information about the Group is available on the website: www.atlascopco-group.com.

For further information please contact:

Atlas Copco's Portable Air division
Oscar Duprix, President Portable Air division, + 32 3 450 6100
Richard Martin, Marketing Manager Generators, +32 3 450 6131

Atlas Copco AB
Annika Berglund, Senior Vice President Group Communications, Atlas Copco AB, + 46 8 743 8070, mobile +46 70 322 8070, e-mail: annika.berglund@atlascopco.com

CONTACT: Mikael Deremo, Internet Project Manager, Atlas Copco Group Center, Sweden
+ 46 (0)8 743 8071, e-mail: mikael.deremo@atlascopco.com

Rhonda Moritz, North American Communications Manager, USA
+1 973 439 3438, e-mail: rhonda.moritz@us.atlascopco.com

Atlas Copco Launches 38 Country Sites in 17 Languages

Stockholm, Sweden, June 6, 2001 — Atlas Copco customers in almost 40 countries can now log on to a local Atlas Copco web site designed specifically for their region and gain access to local information, product overviews, sales and service, and distributors — all in their native language. This global marketing tool maintains the Atlas Copco brand on a local level.

The project, called "Get-Onboard", started a year ago and spearheads a progressive approach to increasing the company's global presence and marketing the Atlas Copco brand on a local level. The initiative is also one of the first of its kind in the manufacturing industry: integrating 38 local country sites into one web site with 17 languages. Among the languages represented include English, French, German, Russian, Chinese, Japanese, Spanish, Portuguese and Czechoslovakian.

"Our goal is to give all of our customers the opportunity to enter the Atlas Copco world from a local level as they always have done," said Mikael Deremo, Atlas Copco's Internet Project Manager. "The Internet is a business tool, and as such, our people and our customers should have access to each other via this important means of communication. Our goal is to ensure that everyone can do business with Atlas Copco easily and effectively."

Marketing and administration of each site is overseen by a local employee or team of workers who are trained on how to communicate via the Internet and support customers with relevant and accurate information. Currently, over 200 marketing professionals have been personally trained. In the coming months, marketing and communication professionals, whose country's web site has not yet been launched will be trained via e-learning tools.

Annika Berglund, Senior Vice President of Group Communications, noted that "Brand positioning is extremely important to Atlas Copco. The project was created to help safeguard and maintain consistency of the corporate brand and the Group's values. It also is very cost effective, since all of the countries represented use one template to incorporate their own local information."

Another 10 countries are expected to be up and running by the beginning of the third quarter –2001. Visit the Atlas Copco brand site on www.atlascopco.com.

press information

Group Communications

CONTACT: Mattias Olsson, Investor Relations Manager, Atlas Copco AB, Sweden
+ 46 (0)8 743 8291, e-mail: mattias.olsson@atlascopco.com

Rhonda Moritz, North American Communications Manager, USA
+1 973 439 3438, e-mail: rhonda.moritz@us.atlascopco.com

Atlas Copco delisted from Dusseldorf and Hamburg Stock Exchanges

Atlas Copco AB has decided to delist its shares from Dusseldorf and Hamburg Stock Exchanges as per June 30, 2001.

The trade of the Atlas Copco share will now be concentrated to Stockholmsbörsen in Stockholm, Sweden, London Stock Exchange in London, England, and Frankfurter Wertpapierbörse in Frankfurt, Germany.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of $5 billion USD, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on **www.atlascopco-group.com.**

Atlas Copco **press information**

Group Communications

CONTACT: Per-Arne Lindqvist, General Manager, Atlas Copco South Africa (Pty) Ltd.
+27 11 821 92 00, e-mail: per-arne.lindqvist@atlascopco.com

Freek Nijdam, Senior Executive Vice President,
Construction and Mining Technique, Sweden
+46 8 743 80 00, e-mail: freek.nijdam@atlascopco.com

Atlas Copco wins large South African mining order

Stockholm, Sweden, July 11, 2001—Atlas Copco has been chosen by Anglo Platinum as the supplier of drill rigs and loaders to the Waterfall Mine in Rustenburg, South Africa. The company ordered 32 machines with a value of approximately 75 MSEK.

Waterfall is one of Anglo Platinum's major new platinum mines, scheduled to start production in the second quarter 2002. At full capacity, the mine will produce approximately 395 thousand ounces per year. The equipment will be delivered beginning September of 2001 through June 2002.

"*The order is a major breakthrough for our new line of drill rigs and loaders for low seam applications with mining heights of 1.6 to 1.8 meters*," says Freek Nijdam, Senior Executive Vice President, Atlas Copco Construction and Mining Technique. *"The South African mines have just begun to mechanize drilling and loading operations and this is the first big order in the industry."*

The drill rigs and loaders are a combination of well proven heavy-duty components and new innovative technology, designed to give maximum productivity and durability under very demanding conditions.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of $5 billion USD, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental. More information is available on **www.atlascopco-group.com.**

Atlas Copco press information

Group Communications

July 19, 2001

ATLAS COPCO
Interim report at June 30, 2001 (unaudited)

Profits up, order volumes remained at good level

- **Order volumes in line with Q2 2000**
- **Weaker sales in North America offset by Asia, South America, and Africa**
- **Operating profit up 10 percent, to MSEK 1,692**
- **Profit after financial items up 16 percent, to MSEK 1,310, including foreign exchange effects of about MSEK 200**
- **Strong operating cash flow at MSEK 1,280 (-1,079)**
- **Earnings per share up 20 percent, to SEK 3.99 (3.32)**

	April–June		Change	January–June		Change
	2001	2000	%	2001	2000	%
Orders received	**13,200**	11,620	**+14**	25,688	22,708	+13
Revenues	**12,880**	11,374	**+13**	24,981	21,891	+14
Operating profit	**1,692**	1,541	**+10**	3,155	2,869	+10
- as a percentage of revenues	***13.1***	*13.5*		*12.6*	*13.1*	
Profit after financial items	**1,310**	1,130	**+16**	2,359	2,073	+14
- as a percentage of revenues	***10.2***	*9.9*		*9.4*	*9.5*	
Earnings per share*, SEK	**3.99**	3.32	**+20**	7.22	6.12	+18
Return on capital employed (12-month value)	**14**	15				

**) Number of shares: 209.6 m.*

Near-term demand outlook

In North America, demand for our products and services is not expected to improve in the near-term. Demand for equipment rental is affected by the general economic situation, and we now expect flat to moderate growth. In Europe, we expect demand to weaken somewhat from recent good levels. In Asia, we expect growth to continue, primarily due to continued strong growth in China.

In summary, overall demand for Atlas Copco's products and services is expected to be somewhat lower or at best unchanged.

Summary of half-year results

Atlas Copco Group

Orders received by the Atlas Copco Group in the first six months of 2001 increased 13 percent, to MSEK 25,688 (22,708), corresponding to volume growth of 2 percent for comparable units. The positive translation effect from foreign exchange rate fluctuations was approximately 11 percentage points. Revenues increased 14 percent, to MSEK 24,981 (21,891), also corresponding to volume growth of 2 percent.

The Group's operating profit increased to MSEK 3,155 (2,869), up 10 percent, corresponding to a profit margin of 12.6 percent (13.1). Profit after financial items amounted to MSEK 2,359 (2,073), up 14 percent, corresponding to a margin of 9.4 percent (9.5). Total currency impact was approximately MSEK +300.

Operating cash flow before acquisitions and dividends equaled MSEK 2,478 (8), a sharp improvement from the preceding year due to less need for investment in the rental fleet.

Review of second-quarter

Atlas Copco Group

Market development
Overall demand in North America continued to decrease in the quarter and most sectors of manufacturing demanded less equipment. The construction industry in the United States also demanded less equipment. However, demand for investment-related machinery from some customer segments, including the motor vehicle industry, remained favorable. Demand for rental equipment continued to grow but at a slower rate than in previous quarters.

Thanks to strong growth in Brazil, the South American region was up in the second quarter. An electric power shortage in Brazil boosted demand for certain equipment.

In Europe, overall demand remained at a relatively high level. Demand for investment-related goods and after-market products and services enjoyed continued growth. Among the major markets, only Germany recorded healthy growth in the quarter, while southern Europe weakened after a long period of strong growth. Some small markets in eastern and in northern Europe recorded substantially higher order volumes than in the second quarter of 2000.

Demand continued to increase in Africa and the Middle East.

Overall positive development in Asia continued in the second quarter with particularly strong growth in China. However, demand in two other major markets, India and Japan, was flat to somewhat lower.

Orders and revenues
Orders received totaled MSEK 13,200 (11,620), up 14 percent from the second quarter of 2000. Order volumes were flat, though, as the increase was almost entirely due to positive foreign exchange effects of about MSEK 1,500. Volume gains, primarily in industrial compressors, industrial tools, and rock-drilling equipment, were offset by weak order

growth in Asia, South America, and Africa managed to offset the negative impact of a slowing U.S. economy.

Revenues increased 13 percent, to MSEK 12,880 (11,374), corresponding to flat volumes for comparable units.

Earnings and profitability

In the second quarter, operating profit rose MSEK 151, or 10 percent, to MSEK 1,692 (1,541). This corresponds to a margin of 13.1 percent (13.5). The margin was negatively affected by notably weaker profitability in businesses reliant on the U.S. market, primarily Rental Service, while the favorable foreign exchange situation of a weak Swedish krona and a strong U.S. dollar had a positive effect. The currency impact on operating profit was approximately MSEK 250. The net effect on operating margin was approximately half a percentage point.

Net interest expense equaled MSEK -382 (-394). Foreign exchange gains/losses on financial items were neutral in the quarter (loss MSEK 17). For the first time since 1997, interest expense for the quarter was down year on year. The reasons were strong positive cash flow in the preceding 12 months and lower short-term interest rates in the United States. These factors more than offset the negative translation effect of the dollar-denominated interest expense.

Profit after financial items advanced 16 percent, to MSEK 1,310 (1,130), corresponding to a margin of 10.2 percent (9.9). Total currency impact was approximately MSEK +200.

Net profit for the quarter totaled MSEK 836 (696), or SEK 3.99 per share (3.32).

The return on capital employed during the 12 months to June 30, 2001, was 14 percent (15), and the return on shareholders' equity 13 percent (14). The Group's weighted average cost of capital (WACC) was approximately 7.5 percent (8), corresponding to a pretax cost of capital of approximately 11.5 percent.

Cash flow and net indebtedness

The operating cash surplus after tax for the second quarter reached MSEK 1,762 (1,435), corresponding to 14 percent (13) of Group revenues.

Working capital decreased MSEK 84 (increase of 204) during the quarter.

Cash flow from operations before investing activities increased to MSEK 1,846 (1,231).

Net investment in tangible fixed assets was MSEK 518 (2,309) for the quarter. The sharp decrease reflected less need for investment in the rental fleet as a consequence of slower revenue growth and a somewhat higher fleet-utilization rate.

Operating cash flow before acquisitions and dividends equaled MSEK 1,280 (-1,079).

Net cash flow equaled MSEK 96 (-2,236) after dividends paid totaling MSEK 1,121 (1,007).

Summary cash-flow analysis

MSEK	April – June 2001	April – June 2000	January – June 2001	January – June 2000
Operating cash surplus after tax	**1,762**	1,435	3,454	2,731
of which depreciation added back	***1,119***	*942*	*2,178*	*1,812*
Change in working capital	**84**	-204	-51	-184
Cash flow from operations	**1,846**	1,231	3,403	2,547
Investments in tangible fixed assets	**-1,064**	-2,775	-1,831	-3,550
Sale of tangible fixed assets	**546**	466	1,006	1,047
Company acquisitions/divestments	**-63**	-150	-135	-284
Other investments, net	**-48**	-1	-100	-36
Cash flow from investments	**-629**	-2,460	-1,060	-2,823
Dividends paid	**-1,121**	-1,007	-1,122	-1,007
Net cash flow	**96**	-2,236	1,221	-1,283

Change in interest-bearing liabilities	**1,019**	2,377	-78	998
Cash flow after financing activities	**1,115**	141	1,143	-285
Liquid funds at beginning of period	**1,319**	857	1,237	1,286
Translation difference	**36**	3	90	0
Liquid funds at end of period	**2,470**	1,001	2,470	1,001

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 23,200 (21,340), of which MSEK 1,676 (1,380) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 87 percent (99). The pure translation effect from converting foreign-currency-denominated loans into Swedish krona was substantial. Net interest-bearing debt would have been approximately MSEK 19,000 and the debt/equity ratio 79 percent, at exchange rates prevailing on June 30, 2000.

Investments

Gross investments in property and machinery totaled MSEK 275 (265). Gross investments in rental equipment reached MSEK 789 (2,510). Depreciation on these two asset groups was MSEK 237 (225) and MSEK 701 (558), respectively, while amortization of intangible assets equaled MSEK 181 (159).

People

At June 30, 2001, the number of employees was 26,248 (26,349). For comparable units, the number of employees decreased by 562 compared to June 30, 2000, and by 806 compared to December 31, 2000.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Previous near-term demand outlook
(Published April 26, 2001)

In North America, the demand for equipment and consumables related to manufacturing and construction output is expected to remain weak. Demand for equipment rental is expected to continue at a higher level than the underlying markets, supported by the outsourcing trend. Overall, the demand in Europe is foreseen to prevail at the present good level. In Asia, the high level of demand is expected to continue, particularly in China.

In summary, overall demand for Atlas Copco's products and services is expected to remain unchanged, even though the degree of uncertainty in the outlook has increased.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. A number of new accounting standards were implemented in Sweden at January 1, 2001. The application of these new standards did not have any material effect on the Group's financial statements.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	April–June 2001	2000	Change %	January–June 2001	2000	Change %
Orders received	**4,260**	3,879	**+10**	8,476	7,620	+11
Revenues	**4,189**	3,625	**+16**	8,117	6,970	+16
Operating profit	**831**	664	**+25**	1,569	1,244	+26
- as a percentage of revenues	***19.8***	*18.3*		*19.3*	*17.8*	
Return on capital employed (12-month values)	*67*	*57*				

- Order volume in line with Q2 2000
- Asia, Africa and the Middle East record strong growth
- Profits up 25 percent, supported by foreign exchange gains
- Small generator business in U.K. acquired

The order intake increased 10 percent, to MSEK 4,260 (3,879), in the second quarter, corresponding to flat volumes. The positive impact of currency translation was about 10 percent, and the net effect of structural changes and prices was neutral.

Order volumes for industrial compressors continued to grow, partly due to strong sales of recently introduced products. Large gas and process compressors recorded lower order volumes compared to the same quarter the preceding year. Large portable compressors enjoyed growth in most market segments, while small machines suffered from slow construction activity in many markets and a continued low level of investment by the rental industry in fleet. Generator sales were very strong in many markets, primarily in Brazil where an acute power shortage created spectacular demand. The positive development of after-market sales worldwide continued in the quarter.

In Europe, the pace of growth in order intake slowed from previous quarters. An exception to this was Germany, where order intake for the quarter was strong. Sales in North America declined. In the United States, negative trends prevailed in portable compressors and gas and process compressors. Canada recorded another good quarter. Overall development in Asia remained strong, primarily in China although some Southeast Asian markets also had a good quarter. Exceptional sales growth was achieved in Africa and the Middle East.

In May, Atlas Copco acquired the generator company Masons, of the U.K. The company reported revenues of about MSEK 140 for the preceding 12 months.

Revenues grew 16 percent in the quarter, to MSEK 4,189 (3,625), corresponding to a volume increase of 5 percent.

Operating profit improved 25 percent, to a record MSEK 831 (664), corresponding to an operating margin of 19.8 percent (18.3). The improvement over last year's already healthy margin was largely a result of the favorable USD/EUR exchange rate and higher invoicing volumes. The return on capital employed (past 12 months) was 67 percent (57).

Construction and Mining Technique Business Area

The Construction and Mining Technique Business Area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	April–June		Change	January–June		Change
	2001	2000	%	2001	2000	%
Orders received	**1,986**	1,802	**+10**	3,780	3,577	+6
Revenues	**1,828**	1,809	**+1**	3,656	3,459	+6
Operating profit	**182**	173	**+5**	367	315	+17
- as a percentage of revenues	***10.0***	*9.6*		*10.0*	*9.1*	
Return on capital employed (12-month values)	**22**	*17*				

- Strong order intake
- Africa, China, and some markets in Europe had the best growth
- Profit margin stable, currency gains mitigate negative volume effect

Orders received reached a record MSEK 1,986 (1,803), corresponding to an increase in volumes of 1 percent compared to the strong second quarter of 2000. There was a positive translation effect of 8 percent, and prices increased about 1 percent. The net effect of structural changes was +1 percent.

Machine sales to the mining industry were strong in some markets, particularly in Africa, including an important order for underground loaders and rock-drilling rigs in South Africa. "Use of product" revenues grew worldwide for this customer segment, evidenced primarily in the two rock-drilling divisions.

A relatively low level of orders from the construction industry for machines was partly offset by stronger sales of consumables, parts, accessories, and service to this customer segment. In some European markets, notably Italy, France, and Norway, major orders for construction applications were received. Several substantial orders for rock-drilling equipment were won in China for large railway and hydroelectric projects.

The exploration drilling and ground reinforcement division recorded a relatively stable order volume, although far short of the second quarter of 2000 in which an order worth MSEK 100 was received from the Middle East.

Revenues were MSEK 1,828 (1,809), up 1 percent overall thanks to positive currency translation but down 9 percent in volume.

Operating profit for the quarter rose 5 percent, to MSEK 182 (173), corresponding to a margin of 10.0 percent (9.6). Changes in exchange rates compared to 2000 and further efficiency improvements had a positive impact on the margin and offset the negative effect of lower invoicing volumes. The return on capital employed (past 12 months) was 22 percent (17).

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

	April–June 2001	April–June 2000	Change %	January–June 2001	January–June 2000	Change %
Orders received	**3,115**	2,894	**+8**	6,084	5,634	+8
Revenues	**3,054**	2,805	**+9**	5,892	5,424	+9
Operating profit	**303**	299	**+1**	580	562	+3
- as a percentage of revenues	***9.9***	*10.7*		*9.8*	*10.4*	
Return on capital employed (12-month values)	***15***	*15*				

- Sales growth for industrial tools
- Volume drop in professional electric tools similar to first quarter
- Profit margin down slightly from preceding year

Orders received increased 8 percent in the quarter, to MSEK 3,115 (2,894), corresponding to a drop in volumes of 4 percent. The positive translation effect was 13 percent, and the average price level increased 1 percent. An additional negative effect of 2 percent came from structural changes in India.

Orders for industrial tools continued to grow in the main markets, the United States and Europe, even if at a somewhat slower pace than in the preceding quarters. The motor vehicle industry continued to invest in modern equipment for higher productivity and improved safety. Clear market share gains were noted in this segment.

Sales of professional electric tools were lower than in the preceding year. The negative trend in the United States flattened out. Sales through traditional distribution channels continued to be weak partly compensated by an increase in product offering through the home centers. In Europe, deterioration of demand was noted, particularly Germany.

Volumes outside Europe and North America (less than 10 percent of sales) were positive, mainly owing to sales growth in some Asian markets.

Revenues were MSEK 3,054 (2,805), up 9 percent from the second quarter of 2000, corresponding to a drop in volumes of 3 percent.

Operating profit rose 1 percent, to MSEK 303 (299), for a profit margin of 9.9 percent (10.7). The margin suffered from the effect of lower invoicing volumes and the cost of intensified sales and marketing efforts for industrial tools. On the other hand, the weak Swedish krona and strong U.S. dollar had a positive impact on the operating margin. Return on capital employed (past 12 months) was 15 percent (15).

Rental Service Business Area

Since January 1, 2001, the Rental Service business area has consisted of a single division in the equipment rental industry in North America, providing services to construction and industrial markets.

	April–June 2001	2000	Change %	January–June 2001	2000	Change %
Revenues	**3,940**	3,332	**+18**	7,599	6,355	+20
Operating profit	**430**	464	**-7**	758*	854	-11
- as a percentage of revenues	***10.9***	*13.9*		*10.0**	*13.4*	
Return on capital employed (12-month values)	*5*	*6*				

* The operating profit includes MSEK 60 in restructuring costs.

- Slower rental growth in the quarter due to sluggish US economy
- Strong cash generation
- Total number of locations now 560 (544)

During the second quarter of 2001, revenues expanded 18 percent, to MSEK 3,940 (3,332), including a large positive currency translation effect of 18 percent. Rental revenues (74 percent of total revenues) recorded volume growth of about 3 percent. On average, rental rates were on the same level as in the second quarter of 2000. Total sales volumes were marginally negative, as a result of lower sales of new equipment, parts, and merchandise (18 percent of total revenues) as well as of used equipment (8 percent of total revenues).

Equipment rental revenues kept growing during the quarter despite the sluggish US economy. The usual seasonal pick-up in construction activity was moderate and slow this spring. Rentals in the industrial sector recorded slight growth in the second quarter.

Growth in rental revenue in the United States varied between geographic regions, with the Midwest showing the strongest growth and the Southeast reporting a decline. The rental operations in Canada and Mexico continued to grow in the second quarter.

During the quarter, management focused largely on internal operational structure and efficiency-enhancing projects. As a result, no rental stores were acquired in the quarter. However, seven greenfield start-ups were launched, and eight stores were consolidated as part of ongoing rationalizations. The need for investments in the rental fleet decreased compared to the preceding year, as a consequence of slower revenue growth and a somewhat higher fleet-utilization rate. This contributed to a substantial positive cash flow for the quarter.

Operating profit, which includes all related goodwill amortization, was MSEK 430 (464), corresponding to a margin of 10.9 percent (13.9). Lower profit was mainly the result of a drop in sales volumes for merchandise and used equipment, an unfavorable fleet mix, and remaining operational cost-inefficiency. During the quarter, the total number of employees decreased by 252. The return on capital employed, including acquisition goodwill (past 12 months), was 5 percent (6).

Stockholm, July 19, 2001

Giulio Mazzalupi

Acquisitions and Divestments 2000–2001

Time	Acquisitions	Divestments	Business Area	Sales* MSEK	Number of employees*
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30
2000 Q4	Various small rental cos.		Rental Service	49	41
2000 Oct. 31		JKS Lamage	Construction & Mining Technique	50	35
2000 Sep. 6	Hobic Bit Industries		Construction & Mining Technique	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	

*Annual revenues and number of employees at time of acquisition/divestment.

Internal Structural Changes 2001

Time	Company/ business	From Business area	To Business area	Sales* MSEK
2001 Jan. 1	Chicago Pneumatic Brand Construction Tools—India	Industrial Technique	Construction & Mining T.	175
2001 Jan. 1	Chicago Pneumatic Brand Compressors—India	Industrial Technique	Compressor Technique	90

*Annual revenues at time of transfer.

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have annual revenue growth of 8 percent,
- to have an average operating margin of 15 percent, and
- to continuously challenge the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

	3 months ended		6 months ended		12 months ended	
	June 30	June 30	June 30	June 30	June 30	Dec. 31
MSEK	2001	2000	2001	2000	2001	2000
Revenues	12,880	11,374	24,981	21,891	49,617	46,527
Operating expenses	-11,188	-9,833	-21,826	-19,022	-42,939	-40,135
Operating profit	**1,692**	**1,541**	**3,155**	**2,869**	**6,678**	**6,392**
As a percentage of revenues	*13.1*	*13.5*	*12.6*	*13.1*	*13.5*	*13.7*
Financial income and expenses	-382	-411	-796	-796	-1,703	-1,703
Profit after financial items	**1,310**	**1,130**	**2,359**	**2,073**	**4,975**	**4,689**
As a percentage of revenues	*10.2*	*9.9*	*9.4*	*9.5*	*10.0*	*10.1*
Taxes	-464	-419	-828	-766	-1785	-1,723
Minority interest	-10	-15	-19	-25	-36	-42
Net profit	**836**	**696**	**1,512**	**1,282**	**3,154**	**2,924**
Earnings per share, SEK	*3.99*	*3.32*	*7.22*	*6.12*	*15.05*	*13.95*
Return on capital employed before tax, %					*14*	*15*
Return on equity after tax, %					*13*	*13*
Debt/equity ratio, %					*87*	*92*
Rate of equity, %					*39*	*39*
Number of employees at end of period					*26,248*	*26,772*

Balance Sheet

MSEK	June 30, 2001	Dec. 31, 2000	June 30, 2000
Intangible fixed assets	23,354	20,792	19,277
Rental equipment	16,594	15,225	13,664
Other fixed assets	7,798	7,032	6,983
Inventories	6,658	5,881	5,625
Receivables	12,352	11,521	10,393
Cash, bank, and short-term investments	2,470	1,237	1,001
Total assets	**69,226**	**61,688**	**56,943**
Equity	26,423	23,982	21,380
Minority interest	247	219	195
Interest-bearing liabilities and provisions	25,670	23,507	22,341
Non-interest-bearing liabilities and provisions	16,886	13,980	13,027
Total liabilities and equity	**69,226**	**61,688**	**56,943**

Changes in Shareholders' Equity

	Jan. – June	Jan. – Dec.	Jan. – June
MSEK	2001	2000	2000
Opening balance	23,982	20,885	20,885
Dividend to shareholders	-1,100	-996	-996
Translation differences for the period	2,029	1,169	209
Net profit for the period	1,512	2,924	1,282

Revenues by Business Area

MSEK	April–June 1999	April–June 2000	April–June 2001	January–June 1999	January–June 2000	January–June 2001
Compressor Technique	3,422	3,625	4,189	6,393	6,970	8,117
Construction and Mining Technique	1,477	1,809	1,828	2,830	3,459	3,656
Industrial Technique	2,645	2,805	3,054	5,093	5,424	5,892
Rental Service	1,202	3,332	3,940	2,284	6,355	7,599
Eliminations	-127	-197	-131	-230	-317	-283
Atlas Copco Group	8,619	11,374	12,880	16,370	21,891	24,981

MSEK (by quarter)	2000 1	2000 2	2000 3	2000 4	2001 1	2001 2
Compressor Technique	3,345	3,625	3,643	4,107	3,928	4,189
Construction and Mining Technique	1,650	1,809	1,726	1,898	1,828	1,828
Industrial Technique	2,619	2,805	2,869	3,161	2,838	3,054
Rental Service	3,023	3,332	3,751	3,849	3,659	3,940
Eliminations	-120	-197	-194	-174	-152	-131
Atlas Copco Group	10,517	11,374	11,795	12,841	12,101	12,880

Earnings by Business Area

MSEK	April–June 1999	April–June 2000	April–June 2001	January–June 1999	January–June 2000	January–June 2001
Compressor Technique	572	664	831	962	1,244	1,569
As a percentage of revenues	*16.7*	*18.3*	*19.8*	*15.0*	*17.8*	*19.3*
Construction and Mining Technique	104	173	182	188	315	367
As a percentage of revenues	*7.0*	*9.6*	*10.0*	*6.6*	*9.1*	*10.0*
Industrial Technique	257	299	303	473	562	580
As a percentage of revenues	*9.7*	*10.7*	*9.9*	*9.3*	*10.4*	*9.8*
Rental Service	146	464	430	229	854	758
As a percentage of revenues	*12.1*	*13.9*	*10.9*	*10.0*	*13.4*	*10.0*
Corporate items	-17	-59	-54	-65	-106	-119
Operating profit	1,062	1,541	1,692	1,787	2,869	3,155
As a percentage of revenues	*12.3*	*13.5*	*13.1*	*10.9*	*13.1*	*12.6*
Financial income and expenses	-194	-411	-382	-362	-796	-796
Profit after financial items	868	1,130	1,310	1,425	2,073	2,359
As a percentage of revenues	*10.1*	*9.9*	*10.2*	*8.7*	*9.5*	*9.4*

MSEK (by quarter)	2000 1	2000 2	2000 3	2000 4	2001 1	2001 2
Compressor Technique	580	664	698	795	738	831
As a percentage of revenues	*17.3*	*18.3*	*19.2*	*19.4*	*18.8*	*19.8*
Construction and Mining Technique	142	173	164	171	185	182
As a percentage of revenues	*8.6*	*9.6*	*9.5*	*9.0*	*10.1*	*10.0*
Industrial Technique	263	299	298	378	277	303
As a percentage of revenues	*10.0*	*10.7*	*10.4*	*12.0*	*9.8*	*9.9*
Rental Service	390	464	469	532	328	430
As a percentage of revenues	*12.9*	*13.9*	*12.5*	*13.8*	*9.0*	*10.9*
Corporate items	-47	-59	71	-53	-65	-54
Operating profit	1,328	1,541	1,700	1,823	1,463	1,692
As a percentage of revenues	*12.6*	*13.5*	*14.4*	*14.2*	*12.1*	*13.1*
Financial income and expenses	-385	-411	-455	-452	-414	-382
Profit after financial items	943	1,130	1,245	1,371	1,049	1,310
As a percentage of revenues	*9.0*	*9.9*	*10.6*	*10.7*	*8.7*	*10.2*

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Overhead presentations from Atlas Copco

For your convenience, an overhead presentation of Atlas Copco's second quarter results will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investor > Presentations

Internet site for the Atlas Copco Group

More information is available at www.atlascopco-group.com.

Interim report as per September 30, 2001

The third-quarter report will be published on October 23.

Atlas Copco **press information**

Group Communications

Mazzalupi comments on Atlas Copco's Q2 results

Stockholm, Sweden, July 19, 2001—In the second quarter of 2001, Atlas Copco's order intake increased 14 percent, to MSEK 13,200. *"The Group's order volume stayed at the same healthy level as in the previous year,"* said Giulio Mazzalupi, President and Chief Executive Officer of Atlas Copco. *"Profits were up, with earnings per share increasing 20 percent, and we generated strong cash flow."*

Sales of industrial compressors, industrial tools, and rock drilling equipment and tools developed favorably, while the order intake for professional electric tools and large process compressors was weak.

Profits increased in the second quarter, supported by positive foreign exchange effects. The operating margin was 13.1 percent (13.5). Profit after financial items was MSEK 1,310 (1,130), up 16 percent year-on-year, and the margin grew to 10.2 percent (9.9).

Yet again, Q2 results benefited greatly from positive exchange rate movements, boosting sales about MSEK 1,500 and profit MSEK 200. *"It takes a good model to analyze the full implications of foreign exchange rate changes on a global operation like ours, as the impact of currency fluctuations is so varied."*

Atlas Copco's revenues for the first six months totaled MSEK 24,981 (21,891). Operating profit improved 10 percent, to MSEK 3,155, and the margin was 12.6 percent (13.1).

In North America, demand for rental equipment continued to grow, albeit at a slower pace than in the preceding quarters. *"The prevailing business climate in the United States had a strong influence on this sector. However, the rental industry is doing better than the industries that it serves. With a new and more efficient management structure in place, we improved our cost structure and achieved a positive cash flow for the period. Still, there is a need to further improve capital efficiency and territory management."*

Overall, demand for Atlas Copco's products and services is expected to be somewhat lower, or at best unchanged, in the near-term. *"We believe that demand in North America has stabilized and will not deteriorate further. Europe remained at a good level during the second quarter; however, looking ahead we are more cautious about this region. We see Asia continuing to develop positively, chiefly thanks to strong growth in China."*

Forward-looking statements
Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

More detailed information on results is published in the interim report for the period.

For further information, please contact:
Annika Berglund, Senior Vice President, Group Communications, (media)
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

André Schmitz, Managing Director, Atlas Copco /(India) Ltd.
+91-20-712 6040, e-mail: andre.schmitz@atlascopco.com

Atlas Copco Takes Increased Stake in India

Stockholm, Sweden — August 23, 2001 — Atlas Copco AB has increased its share holding in Atlas Copco (India) Ltd from a minority holding to 50.3 percent. Atlas Copco (India) Ltd is a public company, listed on the Mumbai and Pune Stock Exchanges.

The increased holding in AC India aims, together with the recent merger of the two Group companies Atlas Copco India and Chicago Pneumatic India, at providing a more solid structure for our current and future operations in India.

The Atlas Copco Group is an international industrial company with its head office in Stockholm, Sweden. In 2000, the Group had revenues of $5 billion USD, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related service and equipment rental.
More information is available on **www.atlascopco-group.com.**

Atlas Copco **press information**

Group Communications

CONTACT: Freek Nijdam, Senior Executive Vice President, Atlas Copco AB
+46-8-743 8314, e-mail: freek.nijdam@atlascopco.com

Lars Nilsson, Vice President, Atlas Copco Craelius AB
+46 8 587 78 570, lars.nilsson@se.atlascopco.com

Robert Fassl, General Manager JKS Boyles International
+ 1 705 472 3320, e-mail: robert.fassl@atlascopco.com

The Atlas Copco Group has acquired Christensen Products.

Stockholm, Sweden, August 31, 2001 -- Atlas Copco North America Inc. has, through one of its subsidiaries, acquired Christensen Products, the product division of the American company Layne Christensen Company. The current turnover of Christensen Products is approximately 160 MSEK. The purchase price was not disclosed.

Christensen Products is based in Salt Lake City, Utah, USA. It is one of the world's leading suppliers of diamond core drilling equipment for the mineral exploration industry.

Christensen Products will be part of the Atlas Copco Craelius division. The acquisition is in line with the division's strategy to expand the business in the mineral exploration field.

Christensen Products is the main supplier of mineral exploration products to Layne Christensen Company's worldwide contracting business. It has been agreed that this relationship shall continue and be further expanded.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2000, the Group had revenues of US$5 billion, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related services and equipment rental.
More information is available on **www.atlascopco-group.com.**

Atlas Copco **press information**

Group Communications

CONTACT: Thomas Bennett, Senior Executive Vice President, Rental Service Business Area
+1-281-647 5000, e-mail: tbennett@rentalservice.com

Art Droege, COO and President, Rental Service Corporation
+1-480-905 3390, e-mail: adroege@rentalservice.com

Annika Berglund, Senior Vice President, Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

New role for Atlas Copco Rental Service executive

Stockholm, Sweden, October 15, 2001—Thomas Bennett, Senior Executive Vice President, Rental Service business area, will retire from this position effective December 31, 2001. He will continue to serve the Atlas Copco Group as an external board member of Rental Service Corporation.

"*After almost 40 years of operations in this industry, I have decided to change role and spend more time with my family and private interests*," said Bennett, who has been considering this change for some time. "*I am confident that through the merger of Prime and RSC, we established a solid foundation for a strong and efficient rental company. I look forward to participate in its development.* "

Giulio Mazzalupi, President and CEO of Atlas Copco AB, said, "*Tom is a key player in the U.S. rental industry with incomparable experience. I am very pleased that he will serve on the Board of Directors of Rental Service Corporation.*" In his new role, Bennett will continue to work with strategic issues, which has been his main focus during the past year. "*Tom will also work with external relations on behalf of the company, and keep contacts with customers, suppliers and other business partners.*"

Art Droege, a member of Atlas Copco's Group management, continues in his position as President and Chief Operating Officer of Rental Service Corporation. With 25 years of experience from Atlas Copco's operations in North America, Europe and Asia, Droege joined Rental Service in September 2000. He led the company's reorganization earlier this year, which included reducing costs and restructuring into a flatter organization with fewer management layers.

Until a replacement is named, Mr. Mazzalupi will act as the Rental Service business area executive.

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2000, the Group had revenues of US$5 billion, with 98 percent of revenues outside Sweden, and about 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related services and equipment

press information

Group Communications

CONTACT: Luc Hendrickx, President, Oil-free Air division
Phone: +32-3-870 22 10, e-mail: luc.hendrickx@atlascopco.com

Yvonne da Costa, Human Resources Manager, Oil-free Air division
Phone: +32-3-870 2317 e-mail: yvonne.da.costa@atlascopco.com

Atlas Copco invests in product development

Stockholm, Sweden, October 22, 2001—Atlas Copco's Compressor Technique business area develops new products that provide considerable savings on energy costs for the customer and reduces the impact on the environment. To increase testing capacity and consolidate its leading position in the market for compressors, Atlas Copco is investing MSEK 100 to extend and modernize its laboratory infrastructure in Antwerp, Belgium.

Today's opening of the Oil-free Air laboratory, worth MSEK 50, completes the first stage of the investment program. The investment will allow Atlas Copco to speed up its product development program and thereby further strengthen its lead in the international market for compressors.

The new 2,400m^2 laboratory is intended for the assembly and testing of prototype compressors. It consists of an assembly hall, 12 test cells, offices for engineers, and technical installations. Already, 11 different development projects are conducting tests in the new facilities.

New compressor development leads to substantial savings in energy costs for the customer, and to a lessening of environmental impacts. Energy is conserved by high-tech innovations, using variable speed drives, that match the output of a compressor to the actual demand.

Investment in the new facilities resulted from an urgent need to accommodate external installations in one and the same building and to meet stringent quality assurance regulations with respect to measurement and testing.

Atlas Copco Airpower nv, headquarters for Compressor Technique, employs about 2,200 people in Wilrijk, Belgium. Besides production, their main activity is research and development in the business area of compressor technology.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of MUSD 5,000, with 98 percent of revenues outside Sweden, and about 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems and offer related services and equipment rental. More information is available at www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

October 23, 2001

ATLAS COPCO
Interim report at September 30, 2001 (unaudited)

Earnings per share up despite weaker demand

- **Order volumes 1 percent less than in Q3 2000.**
- **Lower demand in the Americas and most parts of Asia.**
- **Good order intake in Europe and Middle East.**
- **Operating profit down 4 percent, at MSEK 1,627; profit after financial items up 3 percent, to MSEK 1,287 including positive currency effects of MSEK 125.**
- **Earnings per share up 9 percent, at SEK 4.06 (3.71).**
- **Strong operating cash flow of MSEK 1,403 (453).**

Note: All comparative figures are for the third quarter of 2000, unless otherwise stated.

	July–Sept. 2001	July–Sept. 2000	Change %	January–Sept. 2001	January–Sept. 2000	Change %
Orders received	**12,885**	11,743	**+10**	38,573	34,451	+12
Revenues	**13,041**	11,795	**+11**	38,022	33,686	+13
Operating profit	**1,627**	1,700	-4	4,782	4,569	+5
- as a percentage of revenues	***12.5***	*14.4*		*12.6*	*13.6*	
Profit after financial items	**1,287**	1,245	+3	3,646	3,318	+10
- as a percentage of revenues	***9.9***	*10.6*		*9.6*	*9.8*	
Earnings per share*, SEK	**4.06**	3.71	+9	11.27	9.83	+15
Equity capital per share, SEK	**131**	112				
Return on capital employed (12-month values)	**14**	14				

**) Number of shares: 209.6 m.*

Near-term development

Atlas Copco is basing its near-term activities on the current demand situation, which is as follows:

Still weak in North America and relatively good in Europe, the Middle East, and Africa. In South America and Asia, the demand is now declining from recent good level.

Contingency plans to cope with a more negative scenario have been implemented or are ready to be executed.

Summary of nine-month results

Atlas Copco Group

Orders received for the first nine months advanced 12%, to MSEK 38,573 (34,451), corresponding to volume growth of 1% for comparable units. The positive translation effect from foreign exchange rate fluctuations was 11 percentage points. Revenues rose 13%, to MSEK 38,022 (33,686), corresponding to volume growth of 1%.
The Group's operating profit rose 5%, to MSEK 4,782 (4,569), giving a profit margin of 12.6% (13.6). Profit after financial items amounted to MSEK 3,646 (3,318), up 10%, corresponding to a margin of 9.6% (9.8). The total impact of foreign exchange rate fluctuations was approximately MSEK +425.

Operating cash flow before acquisitions and dividends equaled MSEK 3,881 (461).

Review of third quarter

Atlas Copco Group

Market development

Before September 11, overall demand in North America was thin. The terrorist attacks in New York and Washington further quelled demand. Some immediate effects on equipment, accessories, and short-term rental demand were seen. Most notably affected was equipment such as industrial, professional electric, and light construction tools, driven by production and construction activity.

Construction activity in the United States, particularly in the non-residential segment, was on average less than in the preceding year, primarily affecting demand in the equipment rental business.

Demand from the mining sector in South America was relatively good, despite less favorable market conditions. This helped to compensate for the effects of the general economic slowdown in Brazil, the biggest market in the region.

In Europe, overall demand remained healthy. Many markets in Western Europe, including Germany and France, recorded robust demand for investment-related equipment like high-end industrial compressors, advanced fastening tools and systems, and surface drilling rigs. However, demand for standard compressors and tools from construction as well as manufacturing industries was generally weaker than in the first half of the year. In Central and Eastern Europe, demand for equipment, consumables, and service remained buoyant.

The Middle East also sustained a favorable level of demand. In Africa, the situation was mixed, with solid demand from industrial and construction customers, and somewhat softer needs from mining than in recent quarters.

In Asia, demand growth was flatter than previous quarters, mainly due to weaker economic development in Southeast Asia and more modest growth in China.

Orders and revenues

Orders received totaled MSEK 12,885 (11,743), up 10%. Order volumes were 1% lower, though, as almost the entire increase resulted from positive foreign exchange effects of about MSEK 1,200. The Compressor Technique business area achieved volume gains, while the other three business areas recorded less volume than in the same quarter of 2000.

Revenues rose 11%, to MSEK 13,041 (11,795), corresponding to unchanged volumes for comparable units.

Earnings and profitability

Operating profit declined 4%, to MSEK 1,627 (1,700), compared to the same quarter the preceding year. This corresponded to a margin of 12.5% (14.4). The lower margin resulted mostly from lower profit in the U.S.-based Rental Service business area, while the other business areas were in line with the previous year's results. Operating profit includes the positive effects of currency fluctuations, primarily arising from translation gains into a weak Swedish krona. The impact in the quarter was approximately MSEK +150, while the effect on the operating margin was only slightly positive.

Net interest expense equaled MSEK -318 (-454), and foreign exchange differences on financial items were negative for the quarter, at MSEK -22 (-1). Strong positive cash flow in the preceding 12 months and lower short-term interest rates had a positive effect on the net interest expense.

Profit after financial items increased 3%, to MSEK 1,287 (1,245), corresponding to a margin of 9.9% (10.6). The effects of foreign exchange fluctuations were about MSEK +125.

Net profit totaled MSEK 851 (778), or SEK 4.06 per share (3.71).

The return on capital employed for the 12 months to September 30, 2001, was 14% (14), and the return on shareholders' equity 13% (13). The Group's weighted average cost of capital (WACC) was about 7.5% (8), for a pretax cost of capital of about 11.5%.

Cash flow and investments

The operating cash surplus after tax for the third quarter reached MSEK 1,692 (1,834), corresponding to 13% (16) of Group revenues.

Working capital decreased MSEK 78 (109) during the quarter, leading to a cash flow from operations before investing activities of MSEK 1,770 (1,943).

Net investment in tangible fixed assets was MSEK 357 (1,469) for the quarter. The sharp decrease primarily reflected less need for investment in the rental fleet because of the decrease in rental revenue.

Operating cash flow before acquisitions and dividends equaled MSEK 1,403 (453).

Summary cash-flow analysis

	July–September		January–September	
MSEK	**2001**	2000	2001	2000
Operating cash surplus after tax	**1,692**	1,834	5,146	4,565
of which depreciation added back	***1,154***	*1,074*	*3,332*	*2,886*
Change in working capital	**78**	109	27	-75
Cash flow from operations	**1,770**	1,943	5,173	4,490
Investments in tangible fixed assets	**-964**	-2,034	-2,795	-5,584
Sale of tangible fixed assets	**607**	565	1,613	1,612
Company acquisitions/divestments	**-106**	-123	-241	-407
Other investments, net	**-10**	-21	-110	-57
Cash flow from investments	**-473**	-1,613	-1,533	-4,436
Dividends paid	**0**	0	-1,122	-1,007
Net cash flow	**1,297**	330	2,518	-953

Change in interest-bearing liabilities	**-2,101**	-236	-2,179	762
Cash flow after financing activities	**-804**	94	339	-191
Liquid funds at beginning of period	**2,470**	1,001	1,237	1,286
Translation difference	**-8**	26	82	26
Liquid funds at end of period	**1,658**	1,121	1,658	1,121

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 22,009 (23,501), of which MSEK 1,766 (1,456) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 80% (100).

Investments

Gross investments in property and machinery totaled MSEK 147 (183). Gross investments in rental equipment reached MSEK 817 (1,851). Depreciation on these two asset groups was MSEK 241 (219) and MSEK 729 (689), respectively, while amortization of intangible assets equaled MSEK 184 (166).

People

At September 30, 2001, the number of employees was 25,932 (26,592). For comparable units, there were 1,017 fewer employees than at September 30, 2000, and 1,130 fewer than at December 31, 2000.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Previous near-term demand outlook
(Published July 19, 2001)

In North America, demand for our products and services is not expected to improve in the nearterm. Demand for equipment rental is affected by the general economic situation, and we now expect flat to moderate growth. In Europe, we expect demand to weaken somewhat from recent good levels. In Asia, we expect growth to continue, mainly due to continued strong growth in China.

In summary, overall demand for Atlas Copco's products and services is expected to be somewhat lower or at best unchanged.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. A number of new accounting standards were implemented in Sweden at January 1, 2001. The application of these new standards did not have any material effect on the Group's financial statements.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	July–Sept. 2001	July–Sept. 2000	Change %	January–Sept. 2001	January–Sept. 2000	Change %
Orders received	**4,249**	3,693	**+15**	12,725	11,313	+12
Revenues	**4,324**	3,643	**+19**	12,441	10,613	+17
Operating profit	**829**	698	**+19**	2,398	1,942	+23
—as a percentage of revenues	***19.2***	*19.2*		*19.3*	*18.3*	
Return on capital employed (12-month values)	*67*	*57*				

- Good order intake for large industrial compressors.
- Overall strong quarter in Europe, Middle East, and China.
- Profits up 19%, supported by currency effects.

Order intake advanced 15%, to MSEK 4,249 (3,693), corresponding to 3% real volume growth. The positive impact of currency translation was about 10%, and the net effect of structural changes was +2%.

Slower economic growth in most geographic markets negatively affected order volumes for small, standardized industrial compressors. At the same time, orders for large investment-related machines continued to grow. Recently introduced products with customer-oriented features are still recording particularly good sales. The volume of orders for portable compressors and generators grew despite rather weak construction activity in many markets. Overall, the after-market business continued to grow.

Good performance was recorded in Europe, as Germany remained strong and growth continued in Eastern Europe. A slowdown was noted in Southern Europe, though. The order level in North America clearly remained below the preceding year's, but the difference was narrower than in recent quarters. A decline was recorded in Asia, with the exception of China and India. The Middle East showed a healthy order intake.

To further enhance product development and innovation, the business area completed a large investment in new laboratory facilities in Antwerp, Belgium. A second extension of the assembly plant in Wuxi, China, was inaugurated to support growth in that region.

Revenues grew 19% in the quarter, to MSEK 4,324 (3,643), corresponding to volume growth of 7%.

Operating profit improved 19%, to MSEK 829 (698), for an operating margin of 19.2% (19.2). The increase in profits resulted mainly from a higher invoicing volume, efficiency measures taken, and currency translation effects because of the weak Swedish krona. The return on capital employed (preceding 12 months) was 67% (57).

Construction and Mining Technique Business Area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	July–Sept. 2001	July–Sept. 2000	Change %	January–Sept. 2001	January–Sept. 2000	Change %
Orders received	**1,701**	1,591	**+7**	5,481	5,168	+6
Revenues	**1,766**	1,726	**+2**	5,422	5,185	+5
Operating profit	**178**	164	**+9**	545	479	+14
- as a percentage of revenues	***10.1***	*9.5*		*10.1*	*9.2*	
Return on capital employed (12-month values)	**22**	*20*				

- Volume down 2%, despite growth in Europe.
- Use-of-product expanded to 57% of revenues.
- Acquisition of U.S. exploration drilling operation.

Orders received increased 7%, to MSEK 1,701 (1,591), a decrease in volume of 2%. The currency translation effect was +6%, and the net effect of structural changes was +3%.

Investments in the mining industry slowed during the quarter, while production levels stayed relatively high. Order intake was good in Chile, Peru, Russia, and Australia, while order intake in southern Africa softened somewhat compared to the preceding quarter's high level. Orders in the United States were up, despite generally sluggish mining activity in North America.

Sales expanded to certain construction-related applications, such as quarries. However, equipment demand for large construction projects was weak with a few exceptions, notably Japan and the Middle East. Sales of light construction equipment suffered from weak building activity in many countries, among them Germany, as well as weak demand from rental companies because of depressed investment in fleet.

Revenues from consumables, service, spare parts, and accessories continued to increase overall, reaching 57% of total revenues in the quarter.

In line with its strategy to become a world leader in the exploration drilling business, the Group acquired U.S.-based Christensen Products. The company has annual revenues of about MSEK 160.

Revenues were MSEK 1,766 (1,726), up 2% overall thanks to positive currency translation effects but down 5% in real volume.

Operating profit for the quarter rose 9%, to MSEK 178 (164), corresponding to a margin of 10.1% (9.5). Efficiency improvements explained the better margin, while the negative effect of lower invoicing volume was offset by changes in exchange rates compared to 2000. The return on capital employed (preceding 12 months) was 22% (20).

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

	July–Sept. 2001	July–Sept. 2000	Change %	January–Sept. 2001	January–Sept. 2000	Change %
Orders received	**2,987**	2,915	**+2**	9,071	8,549	+6
Revenues	**3,002**	2,869	**+5**	8,894	8,293	+7
Operating profit	**305**	298	**+2**	885	860	+3
- as a percentage of revenues	***10.2***	*10.4*		*10.0*	*10.4*	
Return on capital employed (12-month values)	*15*	*15*				

- Orders in the U.S. plummeted, primarily after September 11.
- Demand slowed for professional electric tools in Europe.
- Margins eased slightly lower, supported by currency fluctuations.

Orders received increased 2%, to MSEK 2,987 (2,915), corresponding to a drop in volume of 6%. The positive currency translation effect was 10%, and the average price level rose 1%. Structural changes in India had a negative effect of 2% in the quarter.

Orders for industrial tools for most customer segments in the United States— the motor vehicle industry, aerospace, and general industry—weakened in the quarter and suffered further from a "wait-and-see" reaction by customers after September 11. In Europe, industrial tool sales continued to grow, although some hesitation was noted among customers following the events in the U.S.. Orders from the motor vehicle industry sustained a healthy level, primarily in Germany and France.

Sales of professional electric tools declined year-on-year. In the United States, order intake was noticeably positive in July and August, but that pattern was broken in September. Positive contributions came from strong sales for accessories and an extended product offering through home centers. In Europe, demand continued to weaken, mainly affecting the northern part of the region, including Germany.

With few exceptions, volume outside Europe and North America (accounting for less than 10% of sales) contracted in the third quarter.

Revenues were up 5%, to MSEK 3,002 (2,869), a drop in real volume of 4%.

Operating profit rose 2%, to MSEK 305 (298), and the profit margin was 10.2% (10.4). The margin suffered from lower invoicing volume but benefited from the weak Swedish krona, a strong U.S. dollar, and some rationalization gains. Return on capital employed (preceding 12 months) was 15% (15).

Rental Service Business Area

Since January 1, 2001, the Rental Service business area has consisted of a single division in the equipment rental industry in North America, providing services to construction and industrial markets.

	July–Sept. 2001	July–Sept. 2000	Change %	January–Sept. 2001	January–Sept. 2000	Change %
Revenues	**4,094**	**3,751**	**+9**	11,693	10,106	+16
Operating profit	**378**	**469***	**-19**	1,136**	1,323*	-14
- as a percentage of revenues	***9.2***	***12.5****		*9.7***	*13.1**	
Return on capital employed (12-month values)	*5*	*6*				

** Operating profit in 2000 included a nonrecurring cost of MSEK 127.*
*** Operating profit in 2001 included MSEK 60 in restructuring costs.*

- Sluggish U.S. economy hit rental revenue, before and after September 11.
- Rationalization projects continued.
- Strong cash flow generated.

Revenues were up 9%, at MSEK 4,094 (3,751), corresponding to a volume decrease of 4%. Rental revenues (71% of total revenues) recorded a volume drop of 10%. On average, rental rates were slightly higher than in the same quarter of 2000. Revenues from sales of new equipment, parts, and merchandise (16% of total revenues) were down about 10% from 2000, while sales of used equipment (13% of total revenues) surged more than 50%.

Lower rental revenues resulted from less than normal seasonal pick-up in construction activity in the third quarter, the effects of price increases on certain product categories, and some short-term effects of the September 11 terrorist attacks. The industrial business grew, while the construction business declined in most regions. Rental revenue continued to grow in Canada and Mexico.

Sales of new equipment and merchandise plummeted immediately after September 11. The sharp rise in sales of used equipment reflects management's strategy and commitment to adjust the mix of the rental fleet and the fleet size to current demand.

Internal efficiency-enhancing projects continued, with benefits appearing in operating expenses. The total number of employees decreased by 91 in the third quarter and by 906 since Dec. 31, 2000. Also, the "re-balancing" of store locations to current demand patterns continued. Another 16 rental stores were consolidated, and three new stores were opened (now 547 in total). The need for investment in the rental fleet remained substantially less than in 2000. Combined with better management of receivables, this resulted in yet another quarter of healthy cash flow.

Operating profit, which includes all related goodwill amortization, was MSEK 378 (469), corresponding to a margin of 9.2% (12.5). The preceding year's profit included MSEK 127 in restructuring costs. The weaker operating margin primarily arose from lower rental revenue, and a bigger share of sales of used equipment at lower than average profit margins. The return on capital employed (preceding 12 months), including goodwill on acquisitions, was 5% (6).

Stockholm, October 23, 2001

Giulio Mazzalupi

Acquisitions and Divestments 2000–2001

Time	Acquisitions	Divestments	Business Area	Sales* MSEK	Number of employees*
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30
2000 Q4	Various small rental cos.		Rental Service	49	41
2000 Oct. 31		JKS Lamage	Construction & Mining Technique	50	35
2000 Sep. 6	Hobic Bit Industries		Construction & Mining Technique	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	

**Annual revenues and number of employees at time of acquisition/divestment.*

Internal Structural Changes 2001

Time	Company/ business	From Business area	To Business area	Sales* MSEK
2001 Jan. 1	Chicago Pneumatic Brand Construction Tools—India	Industrial Technique	Construction & Mining T.	175
2001 Jan. 1	Chicago Pneumatic Brand Compressors—India	Industrial Technique	Compressor Technique	90

**Annual revenues at time of transfer.*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have annual revenue growth of 8 percent,
- to have an average operating margin of 15 percent, and
- to continuously challenge the operating capital efficiency in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

MSEK	3 months ended Sept. 30 2001	3 months ended Sept. 30 2000	9 months ended Sept. 30 2001	9 months ended Sept. 30 2000	12 months ended Sept. 30 2001	12 months ended Dec. 31 2000
Revenues	13,041	11,795	38,022	33,686	50,863	46,527
Operating expenses	-11,414	-10,095	-33,240	-29,117	-44,258	-40,135
Operating profit	**1,627**	**1,700**	**4,782**	**4,569**	**6,605**	**6,392**
As a percentage of revenues	*12.5*	*14.4*	*12.6*	*13.6*	*13.0*	*13.7*
Financial income and expenses	-340	-455	-1,136	-1,251	-1,588	-1,703
Profit after financial items	**1,287**	**1,245**	**3,646**	**3,318**	**5,017**	**4,689**
As a percentage of revenues	*9.9*	*10.6*	*9.6*	*9.8*	*9.9*	*10.1*
Taxes	-449	-458	-1,277	-1,224	-1,776	-1,723
Minority interest	13	-9	-6	-34	-14	-42
Net profit	**851**	**778**	**2,363**	**2,060**	**3,227**	**2,924**
Earnings per share, SEK	*4.06*	*3.71*	*11.27*	*9.83*	*15.40*	*13.95*
Equity per share, SEK					*131*	*115*
Return on capital employed before tax, %					*14*	*15*
Return on equity after tax, %					*13*	*13*
Debt/equity ratio, %					*80*	*92*
Rate of equity, %					*41*	*39*
Number of employees at end of period					*25,932*	*26,772*

Balance Sheet

MSEK	Sept. 30, 2001	Dec. 31, 2000	Sept. 30, 2000
Intangible fixed assets	22,835	20,792	21,124
Rental equipment	15,719	15,225	15,975
Other fixed assets	7,760	7,032	7,301
Inventories	6,670	5,881	6,186
Receivables	12,228	11,521	11,419
Cash, bank, and short-term investments	1,658	1,237	1,121
Total assets	**66,870**	**61,688**	**63,126**
Equity	27,138	23,982	23,282
Minority interest	220	219	218
Interest-bearing liabilities and provisions	23,667	23,507	24,622
Non-interest-bearing liabilities and prov.	15,845	13,980	15,004
Total liabilities and equity	**66,870**	**61,688**	**63,126**

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2001	Jan.–Dec. 2000	Jan.–Sept. 2000
Opening balance	23,982	20,885	20,885
Dividend to shareholders	-1,100	-996	-996
Translation differences for the period	1,893	1,169	1,333
Net profit for the period	2,363	2,924	2,060
Closing balance	27,138	23,982	23,282

Revenues by Business Area

MSEK	1999	July–September 2000	2001	1999	January–September 2000	2001
Compressor Technique	3,288	3,643	4,324	9,681	10,613	12,441
Construction and Mining Technique	1,323	1,726	1,766	4,153	5,185	5,422
Industrial Technique	2,522	2,869	3,002	7,615	8,293	8,894
Rental Service	2,335	3,751	4,094	4,619	10,106	11,693
Eliminations	-111	-194	-145	-341	-511	-428
Atlas Copco Group	9,357	11,795	13,041	25,727	33,686	38,022

MSEK (by quarter)	1	2	3	2000 4	1	2	2001 3
Compressor Technique	3,345	3,625	3,643	4,107	3,928	4,189	4,324
Construction and Mining Technique	1,650	1,809	1,726	1,898	1,828	1,828	1,766
Industrial Technique	2,619	2,805	2,869	3,161	2,838	3,054	3,002
Rental Service	3,023	3,332	3,751	3,849	3,659	3,940	4,094
Eliminations	-120	-197	-194	-174	-152	-131	-145
Atlas Copco Group	10,517	11,374	11,795	12,841	12,101	12,880	13,041

Earnings by Business Area

MSEK	1999	July–September 2000	2001	1999	January–September 2000	2001
Compressor Technique	579	698	829	1,541	1,942	2,398
As a percentage of revenues	*17.6*	*19.2*	*19.2*	*15.9*	*18.3*	*19.3*
Construction and Mining Technique	88	164	178	276	479	545
As a percentage of revenues	*6.7*	*9.5*	*10.1*	*6.6*	*9.2*	*10.1*
Industrial Technique	288	298	305	761	860	885
As a percentage of revenues	*11.4*	*10.4*	*10.2*	*10.0*	*10.4*	*10.0*
Rental Service	359	469	378	588	1,323	1,136
As a percentage of revenues	*15.4*	*12.5*	*9.2*	*12.7*	*13.1*	*9.7*
Corporate items	-31	71	-63	-96	-35	-182
Operating profit	1,283	1,700	1,627	3,070	4,569	4,782
As a percentage of revenues	*13.7*	*14.4*	*12.5*	*11.9*	*13.6*	*12.6*
Financial income and expenses	-318	-455	-340	-680	-1,251	-1,136
Profit after financial items	965	1,245	1,287	2,390	3,318	3,646
As a percentage of revenues	*10.3*	*10.6*	*9.9*	*9.3*	*9.8*	*9.6*

MSEK (by quarter)	1	2	3	2000 4	1	2	2001 3
Compressor Technique	580	664	698	795	738	831	829
As a percentage of revenues	*17.3*	*18.3*	*19.2*	*19.4*	*18.8*	*19.8*	*19.2*
Construction and Mining Tech.	142	173	164	171	185	182	178
As a percentage of revenues	*8.6*	*9.6*	*9.5*	*9.0*	*10.1*	*10.0*	*10.1*
Industrial Technique	263	299	298	378	277	303	305
As a percentage of revenues	*10.0*	*10.7*	*10.4*	*12.0*	*9.8*	*9.9*	*10.2*
Rental Service	390	464	469	532	328	430	378
As a percentage of revenues	*12.9*	*13.9*	*12.5*	*13.8*	*9.0*	*10.9*	*9.2*
Corporate items	-47	-59	71	-53	-65	-54	-63
Operating profit	1,328	1,541	1,700	1,823	1,463	1,692	1,627
As a percentage of revenues	*12.6*	*13.5*	*14.4*	*14.2*	*12.1*	*13.1*	*12.5*
Financial income and expenses	-385	-411	-455	-452	-414	-382	-340
Profit after financial items	943	1,130	1,245	1,371	1,049	1,310	1,287

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Overhead presentations from Atlas Copco
For your convenience, an overhead presentation of Atlas Copco's third-quarter results will be published on Atlas Copco's Internet site. Please go to www.atlascopco-group.com > Investor Relations > Presentations

Internet site for the Atlas Copco Group
More information is available at www.atlascopco-group.com.

Interim report as per December 31, 2001
The fourth-quarter report will be published on February 14, 2002.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46-8-743 8070, mobile +46 70 322 8070,annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Mazzalupi comments on Atlas Copco's Q3 results

Stockholm, Sweden, October 23, 2001—In the third quarter of 2001, the Atlas Copco Group's earnings increased, and orders grew 10 percent and revenues 11 percent. Giulio Mazzalupi, President and CEO commented, *"I am pleased with the results, considering the market conditions, and particularly with the continued very strong cash flow that was generated —this is crucial to the business."*

Revenues increased to MSEK 13,041 (11,795). The operating margin dropped to 12.5 percent (14.4). All business areas but Rental Service stayed solid. *"Lower rental volume, and a larger proportion of used equipment sales, reduced the margin for the Rental Service business area."* Profit after financial items increased 3 percent, to MSEK 1,287 (1,245), including positive exchange rate effects of about MSEK +125. The margin was 9.9 percent (10.6).

Order intake for larger industrial and portable compressors developed favorably. Sales of tools and construction equipment were fragile. North American industrial and professional electric tool sales and rental revenue were affected by the events of September 11, in particular.

"Major investments in product development are paying off, and we have gained market shares for compressors. Following the use-of-products strategy, we increased the proportion of after-market activities, which positively supports results in this period of weakening business conditions."

The Group is making adjustments to its production structure. *"In India, we have consolidated the production of construction tools. We are concentrating manufacturing of rock tools to one site in Sweden, and are launching programs to improve production efficiency in the electric tool business."* In the Rental Service business area, activities to further improve capital efficiency and territory management continue.

In the third quarter, the Atlas Copco Group took important steps in line with strategy. *"We have increased our presence in China in terms of production capacity, sales, and service. Yesterday, a new laboratory in Belgium was inaugurated, which will enable shorter time-to-market for new product development."*

Atlas Copco is basing its near-term activities on the current demand situation, which is as follows: Still weak in North America and relatively good in Europe, the Middle East, and Africa. In South America and Asia, the demand is now declining from recent good level. Contingency plans to cope with a more negative scenario have been implemented or are ready to be executed.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of more than SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and professional tools, compressed air equipment, construction and mining equipment, and assembly systems and offer related service and equipment rental. Additional information about Atlas Copco is available at the Group's web site, www.atlascopco-group.com, which provides access to current news about the Company.

Forward-looking statements
Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

More detailed information on results is published in the interim report for the period.

Atlas Copco **press information**

Group Communications

CONTACT: Daniel R. Perry, President & CEO, Milwaukee Electric Tool Corp.
Phone: (262) 781-3600, e-mail: daniel_perry@mil-elect-tool.com

Annika Berglund, Senior Vice President, Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

Milwaukee Electric Tool Announces Restructuring

Stockholm, Sweden, October 23, 2001 — Atlas Copco-owned Milwaukee Electric Tool Corporation has announced a restructuring plan to improve production workflow and competitiveness. Milwaukee's plans include relocation of selected manufacturing and assembly responsibilities.

"The restructuring means that we will concentrate most of our manufacturing to the Mississippi – Arkansas area with Jackson becoming the hub of our southern plants", said Daniel Perry, President and CEO of Milwaukee Electric Tool Corporation.

Approximately 130 employees from the Brookfield Plant and 50 employees from the Jackson Plant will be affected by the relocation of production to a new facility in Greenwood, Mississippi. The program will be combined with capital expenditures to renew and rationalize production. Better workflow, logistics, savings in manpower, and lower labor cost will pay back the investment within two years.

"This project will after completion enable us to shorten lead times, increase efficiency and make us overall more competitive", said Perry.

The company expects some staff reductions through early retirement and natural attrition. In addition, whenever possible, qualified employees whose jobs are eliminated at one facility will be offered the opportunity to relocate to another Milwaukee facility where new jobs are created.

The restructuring should begin in the next 60 days and be completed by July 31, 2002.

Milwaukee is a leading North American manufacturer of heavy-duty electric tools and accessories with its corporate headquarters and a manufacturing plant in Brookfield, Wisconsin. The company has 2075 employees. Manufacturing facilities are also located in Kosciusko and Jackson, Mississippi; and Blytheville, Arkansas, with a distribution center in Olive Branch, Mississippi. Milwaukee offers more than 400 different tool models including drills, circular saws, grinders, reciprocating saws and rotary hammers. In addition, more than 3,500 Milwaukee accessories are available such as reciprocating saw blades, hole saws, wood boring bits, diamond core bits, and others to support tool products.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of US$5 billion, with 98 percent of revenues outside Sweden, and about 26,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, and assembly systems, and offer related services and equipment rental. More information is available at **www.atlascopco-group.com.**

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com
Mattias Olsson, Investor Relations Manager
+46-8-743 8291, e-mail: mattias.olsson@atlascopco.com

FINANCIAL INFORMATION FROM ATLAS COPCO DURING 2002

Stockholm, October 25, 2001 --- The Atlas Copco Group will issue financial information on the following dates next year:

2002	February 14	Q4 - Preliminary report on 2001 result
	April 29	Q1 – first quarter results
	July 18	Q2– second quarter results
	October 24	Q3– third quarter results
2003	February 13	Q4 - Preliminary report on 2002 result

The Atlas Copco Group is a global industrial group of companies headquartered in Stockholm, Sweden. In 2000, the Group had revenues of US$5 billion, with 98 percent of revenues outside Sweden, and close to 27,000 employees. Atlas Copco companies develop, manufacture, and market electric and pneumatic tools, compressed air equipment and generators, construction and mining equipment, assembly systems, and offer related services and equipment rental. More information is available on www.atlascopco-group.com.

AtlasCopco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Industrial Technique
Phone +46-8-743 8505, goran.gezelius@atlascopco.com

Marianne Hamilton, Senior Vice President, Organizational Development and Management Resources, marianne.hamilton@atlascopco.com
Phone +46-8-743 8590, mobile +46 70 665 8590

Åke Sundby to head Atlas Copco Electric Tools

Stockholm, Sweden, October 29, 2001 – Åke Sundby has been appointed President Atlas Copco Electric Tools Division in Germany, effective April 18, 2002.

Åke Sundby has more than 20 years of experience from the hand-tool industry. He is currently Managing Director for Bahco Tools in Sweden and for Belzer GmbH in Germany. Sundby, received his B.Sc. degree in Business and Administration from the Gothenburg School of Economics, Sweden, and since 1980 has held various positions in the Sandvik Saws and Tools Division, now named Bahco Group AB.

"Åke has restructured Bahco's and Belzer's operations in Sweden, Germany, and Argentina and has created a strong, profitable company for mechanics' hand tools and hand tools for electronic assembly," said Göran Gezelius, Senior Executive Vice President of Atlas Copco AB and head of the Industrial Technique business area.

"I have several years of experience from the German hand-tool industry and look forward to moving from hand tools to power tools," Sundby commented upon his appointment. *"In Germany, I worked with rationalization and restructuring of manufacturing. Most of my career, however, I have spent in marketing."*

"I am sure Åke's management expertise and profound industry knowledge will lead Atlas Copco Electric Tools to a path of growth, profit, and pride," Gezelius said.

Atlas Copco Electric Tools GmbH, based in Winnenden, Germany, is a division in the Atlas Copco Group. It manufactures and sells professional electric power tools under the Atlas Copco and AEG brands. The division is part of the Industrial Technique business area.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of more than SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and professional tools, compressed air equipment, construction and mining equipment, and assembly systems and offer related service and equipment rental. For additional information go to www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: George Guiaux, General Manager, Wuxi-Atlas Copco Compressor Co
Phone +86-510-521 24 56, george.guiaux@atlascopco.com

Luc Hendrickx, President, Oil-free Air Division
Phone +32-3-870 2210, luc.hendrickx@atlascopco.com

Wuxi-Atlas Copco Compressor Company ISO 14001 certified

Stockholm, Sweden, November 12, 2001—An ISO 14001 certificate has been granted to Atlas Copco's product company in Wuxi, Jiangsu Province, in the Peoples Republic of China. The company manufactures screw compressors from 5 kW to 250 kW.

"Environmental issues have become very significant in China. As a leading company in our industry, Wuxi - Atlas Copco Compressor Co. has proven its commitment to put in place procedures and working practices that will allow it to further control and monitor the effects of our activities on the environment," said Mr Sun Dajian, Quality Assurance Engineer.

During the construction of the second factory expansion earlier this year, special attention was given to noise emission reduction, waste water and sewage treatment, materials recycling, oil- and combustible storage, while also steam provided by a central steam plant was chosen for the factory heating system.

One objective of the ISO 14001 Standard is to drive continuous improvement in a wide sense and provide quality products in full respect for the environment. Wuxi - Atlas Copco has committed itself to support both the development of the quality standards of the products and to make this environment clearer, healthier and safer.

Wuxi-Atlas Copco Compressor Co Ltd, based in Wuxi, Jiangsu Province, PRC, is a product company in the Atlas Copco Group manufacturing the whole range of Oil Injected Screw compressors under the Atlas Copco brand name and its products are distributed on the Chinese market. The company is part of the Oil-free Air division in the Compressor Technique business area.

Atlas Copco is an international group of industrial companies with its head office in Stockholm, Sweden. In 2000, the Group had revenues of more than SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26,000 employees. Atlas Copco companies develop, manufacture, and market industrial and professional tools, compressed air equipment, construction and mining equipment, and assembly systems and offer related service and equipment rental. For additional information go to www.atlascopco-group.com.

Atlas Copco press information

Group Communications

CONTACT: Ronnie Leten, President, Industrial Air Division, Atlas Copco Compressor Technique +32-3-870 2938, e-mail: ronnie.leten@atlascopco.com

Herman Matthyssen, Marketing Manager, Atlas Copco Industrial Air Division +32-3-870 2348, herman.matthyssen@atlascopco.com

Annika Berglund, Senior Vice President Group Communications, Atlas Copco AB, +46 8 743 8070, mobile +46 70 322 8070, e-mail: annika.berglund@atlascopco.com

Atlas Copco acquires Dutch compressor company

Stockholm, Sweden, December 7, 2001 – Effective December 6, 2001, Atlas Copco acquired Grassair B.V., a Dutch producer of screw compressors. Grassair employs 75 people and has an annual turnover of approximately MSEK 85. The purchase price was not disclosed.

Grassair, located in Oss, the Netherlands, is a well-established manufacturer of screw compressors with many decades of experience from the business. The company serves a wide customer base, with Netherlands being the main market.

The acquisition is in line with Atlas Copco's strategy to grow its compressed air business. "*We want to expand the business for small and medium-sized stationary compressors, and this is where Grassair fits in,*" said Ronnie Leten, President of the Industrial Air Division. "*Grassair is a strong brand to build on and it has an excellent reputation for its extensive service offering.*"

Grassair B.V. will keep its company name and continue to market the products under its solid brand name. The company will become part of Industrial Air, a division within the Compressor Technique business area.

Industrial Air, part of the Compressor Technique business area, is a leading manufacturer of air compressors and dryers and filters. The division has its main customer base in the manufacturing industries. Find more information on the website: www.atlascopco.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. Find more information on the website: www.atlascopco-group.com.

Grassair: www.grassair.nl

Atlas Copco

press information

Group Communications

CONTACT: Magnus Eriksson, Regional General Manager, Atlas Copco CMT Alpine, +43 1 7601 2102, e-mail: magnus.h.eriksson@atlascopco.com

Ulf Linder, Communications Manager, Construction and Mining Technique business area, + 46 019 670 7555, mobile +46 70 341 8455, e-mail: ulf.linder@atlascopco.com

Atlas Copco secures drill rigs for the Consorzio TAT

Stockholm, Sweden, December 14, 2001—Atlas Copco has signed a contract to deliver five drill rigs for use on the Consorzio TAT (Tunnel AlpTransit – Ticino), Switzerland. The Consorzio TAT has been ordered by the AlpTransit Gotthard AG to construct the Bodio and Faido sections of the base tunnel Gotthard.

Atlas Copco Switzerland is proud to have been chosen as the partner and supplier for the rock drilling equipment. *"After a thorough and professional evaluation of all offers, we decided to equip our construction site with Atlas Copco drill rigs,"* Dr. Pacher of Alpine Mayreder Bau GmbH says. *"According to the good reputation and our company's good experiences with Atlas Copco products, we are glad about the decision made and are looking forward to working with Atlas Copco."* The negotiating partner's for Consorzio TAT, were Mr. Roland Baggenstos of Zschokke Locher AG, who will also operate as project manager, and Dr. Franz Pacher.

The amount of goods transported by truck through the Alps has increased dramatically, prompting Switzerland to build huge base tunnels that will ferry freight trains through the country on short, fast routes. The design with two parallel single-track tunnels will increase safety and reduce the risk for accidents.

The Gotthard base tunnel, which will begin operating in 2011, will be the longest railway tunnel in the world, providing fast and reliable transit for more than 300 trains per day through the 57 km long tunnels. The goods transit capacity will be twice as much as today, and transit time between Zurich and Milan will be reduced from 4h10min, to 2h40 min.

The Bodio and Faido sections are the southern connections of the AlpTransit Gotthard. Their construction will be started in spring 2002. Atlas Copco will deliver the first part of the order during the first quarters. Within the whole length of the tunnel of 57 km the two southern lots, Bodio with 16.6 km and Faido with 15.1 km, are the longest sections.

The **association Consorzio TAT** consists of five highly known construction companies within the European construction market; Zschokke Locher AG, Switzerland; Alpine Mayreder Bau GmbH, Austria; Hochtief Civil AG, Germany; CSC Impresa Construzioni SA, Switzerland and Impregilo SpA, Italy.

Atlas Copco Rock Drilling Equipment, part of the Construction and Mining Technique business area, is a leading manufacturer of underground and surface drill rigs. The division has its main customer base in the construction and mining industries. Additional information on the website: www.atlascopco.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offer related service and equipment rental. More information on the website: www.atlascopco-group.com.

Download photos from the internet to illustrate the article:
http://www.atlascopco.com/photo
Photo no: 203268
Caption: High performing Atlas Copco Rocket Boomer L3 C drill rigs, will be used by Consorzio TAT to construct sections of the base tunnel Gotthard. The tunnel design with two parallel single track tunnels will increase safety and reduce the risk for accidents.
For Project information,visit: http://www.alptransit.ch/
For Product information, visit: http://www.boomer-rig.com

Atlas Copco

press information

Group Communications

CONTACT: Freek Nijdam, Business Area Executive Construction and Mining Technique, Atlas Copco, + 46 8 743 8314, mobile +46 70 589 8314
e-mail: freek.nijdam@atlascopco.com

Marianne Hamilton, SVP Organizational Development and Management Resources, + 46 8 743 8590, mobile +46 70 665 85 90
e-mail: marianne.hamilton@atlascopco.com

Atlas Copco appoints Rental Service executive

Stockholm, Sweden, December 14, 2001 — Freek Nijdam has been appointed Senior Executive Vice President for the Rental Service business area, effective February 2002. He succeeds Tom Bennett, who retires.

Tom Bennett has headed the business area since it was established. "*Following Tom's wish to retire, I have asked Freek Nijdam to take the position as business area executive for Rental Service,*" says Giulio Mazzalupi, President and CEO of the Atlas Copco Group.

"*As a member of Atlas Copco's Executive Committee, Freek has been very involved in the Rental Service development program and will therefore safeguard the continuity, characterized by the need to continue integrating the different business cultures, while improving revenues and enhancing efficiency.*"

For the past six years, Freek Nijdam, has been Senior Executive Vice President for the Construction and Mining Technique business area (CMT). During this period he has successfully led the business area to its highest operating profit margin ever recorded.

Freek Nijdam has served Atlas Copco since 1970. During his career he has held a number of different positions, including managing director of companies both in Europe and Latin America. Prior to his present position, he was President of the Atlas Copco Applied Compressor and Expander Technique, a division within the Compressor Technique business area.

The search for Freek Nijdam's replacement in the CMT business area is in progress.

Download photos from the Internet to illustrate the article:
http://www.atlascopco.com/photo Photo no: 100250

Rental Service is a business area within the Atlas Copco Group with one division Rental Service Corporation. In 2000, revenues were SEK 14 billion. Rental Service Corporation fulfills the rental and sales demands of the construction, industrial/petrochemical, manufacturing, government and homeowner markets in the United States, Canada and Mexico. The Company operates with three well-respected brands: RSC serves the construction market, comprised of heavy equipment and

segments, while Prime Energy promotes its oil-free air, generator and temperature control business. More information is available on www.rentalservice.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco · Annual Report 1999

99



Atlas Copco
Atlas Copco
24 VERHUUR - LOCATION - VERMI
24 Industrial Rental Ser

Atlas Copco's operating profit increased 3 percent to SEK 4,470 m. Earnings per share was SEK 11.50, compared to SEK 11.96 the preceding year.

Atlas Copco

Contents

Cover
Atlas Copco Rental Europe equipment and services for the pressurization of a nuclear power plant containment with a free air volume of 44 021 m³.



AEG
ABIRD
PRIME Energy
Chicago Pneumatic
Milwaukee
SECOROC
Atlas Copco

Atlas Copco 1999

Revenues Group revenues increased 7 percent, to SEK 36,234 m. (33,740) mainly as a result of acquisitions related to the Rental Service Business Area. Overall, the North American market demand remained strong. In Europe, the demand was flat, while most Asian countries showed a strong recovery in the latter part of the year.



Revenues and
Earnings per Share
SEK m.
SEK
40,000
15
32,000
12
24,000
9
16,000
6
8,000
3
0
0
95
96
97
98
99
Revenues
Earnings per share

Earnings Profit after financial items decreased 6 percent, to SEK 3,412 m. (3,637), corresponding to a profit margin of 9.4 (10.8) percent. The profit includes SEK 83 m. resulting from the net effect of the divestment of Atlas Copco Controls and a non-recurring charge for restructuring the Alliance Tools division. Net profit after tax amounted to SEK 2,247 m. (2,283). Earnings per share was SEK 11.50 (11.96), adjusted for the effects of the equity rights issue.

Equity rights issue In October 1999 an equity rights issue provided the Group with net proceeds of around SEK 4.1 billion.

Proposed Dividend The Board of Directors proposes a dividend of SEK 4.75 (4.32) per share.

Acquisitions and Divestments In July 1999, Atlas Copco acquired the U.S.-based Rental Service Corporation (RSC) which operates more than 290 equipment rental yards in North America and serves more than 250,000 customers. RSC constitutes a new division in the Rental Service business area.

During the year, Compressor Technique acquired two compressor rental companies, ABIRD BV, based in the Netherlands, and Rand-Air Ltd., in South Africa. In October, Industrial Technique acquired Tool Technics NV, a Belgian service company that focuses on the automotive industry.

During the year Industrial Technique divested Atlas Copco Controls, the motion control products manufacturer, to Danaher Corporation, in the U.S.

Market Outlook Overall, demand is foreseen to be better in year 2000 than in 1999. The North American economy is expected to remain strong. Europe is foreseen to improve and the Asian recovery to continue.

Dear Shareholders

The year began with a weak first quarter, but that was followed by three quarters of steadily improving business conditions. Despite the solid recovery, Atlas Copco's earnings were somewhat lower than in 1998. The Group did fortify its position in the equipment rental market in North America in 1999, through company acquisitions.



Demand in North America remained buoyant through fiscal 1999, showing no signs of fatigue. Europe has yet to show stronger demand for the Group's products to the extent expected. In addition, the previous low capacity utilization, which delayed capital investment, meant that the benefits of increased output were limited. In the latter part of 1999, business conditions in Asia began to recover, and that had a positive impact on the Group's sales in the region. Nevertheless, the region has a long way to go before reaching the level of demand regularly attained before the region suffered its economic crisis in 1997.

In July, Atlas Copco completed its second major strategic corporate acquisition in the United States when it purchased the equipment rental company Rental Service Corporation (RSC). This acquisition underscored the importance of growth in "use of products" while significantly broadening Atlas Copco's coverage of the North American market. The equipment rental segment in the United States has grown faster than the industries that it serves – and, on average, it has better profit margins.

Since Atlas Copco developed the strategy in 1997, determining to pursue additional growth in equipment rental and aftermarket service, the structure of the Group has changed considerably. Today, North America accounts for close to half of the Atlas Copco Group's total revenues, while Europe accounts for less than 40 percent. Besides the shift in the geographic balance, the content of operations has shifted towards aftermarket revenues. These represent the majority of demand nowadays, while equipment sales represent about 45 percent. Because of this and recent changes in the capital structure, Atlas Copco is reviewing the financial targets presently used.

In conjunction with the acquisition of RSC, Atlas Copco issued new shares with preferential rights for existing shareholders. Shareholders showed confidence in the Group, and the issue garnered about SEK 4.1 billion in new funds. The issue ensures that Atlas Copco has the latitude required to act quickly and it promises well for ongoing growth.

Atlas Copco's earnings for 1999 were slightly lower than in 1998. The share price underperformed the general index in 1999, while the total yield, including dividends and the change in share price, has averaged about 24.9 percent during the past five years. The Board of Directors proposes an increased dividend of SEK 4.75 per share.

On behalf of the Board, allow me to convey our deepest thanks to Group management and to all employees for the efforts they made in the last year of the 20th century. Many actions have been taken to enhance efficiency throughout the Group. They are one of the reasons that the Group stands so well prepared to make the most of business conditions in 2000, a year that promises growth for the Atlas Copco Group.

Anders Scharp
Chairman

The Board of Directors' Report on 1999 Operations

SEK m. unless otherwise indicated

The Atlas Copco Group's revenues for 1999 increased 7 percent, to SEK 36,234 m. (33,740). Markets outside Sweden accounted for 97 percent of revenues. Orders received increased 11 percent, to SEK 36,534 m. (32,979). For comparable units, revenues were down 2 percent, while orders received increased 1 percent.

	1999	1998	Change, %
Revenues	36,234	33,740	+7
Operating profit	4,470	4,345	+3
– as a percentage of revenues	12.3	12.9	
Profit after financial items	3,412	3,637	–6
– as a percentage of revenues	9.4	10.8	
Earnings per share*, SEK	11.50	11.96	–4

* Adjusted for the effects of the equity rights issue

The Atlas Copco Group's profit after financial items was SEK 3,412 m. (3,637). The profit margin was 9.4 percent (10.8).

Dividend The Board of Directors proposes a dividend of SEK 4.75 (4.32) per share.

Market outlook The healthy level of demand in North America is expected to remain at its present level. The equipment rental industry is foreseen to continue growing at a faster pace than the economy in general. The rise in interest rates may negatively affect demand from some industry sectors. Overall, demand in Europe is expected to increase, as higher production output will eventually trigger investment in capacity expansion. The recovery in the Asian region is foreseen to continue, leading to improved demand from most industry sectors.

Revenues


SEK m.
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
I II III IV I II III IV I II III IV
97
98
99
12-month figures
3-month figures

Profit after Financial Items


SEK m.
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
I II III IV I II III IV I II III IV
97
98
99
12-month figures
3-month figures

Structural changes

At October 29, 1999, Tool Technics NV, Belgium, was acquired. Tool Technics, with 32 employees, specializes in the service of power tools and equipment for the automotive industry. It is part of the Industrial Tools and Equipment division.

At August 31, 1999, Atlas Copco divested its motion control business, Atlas Copco Controls, which was part of the Industrial Tools and Equipment division. Atlas Copco Controls had 235 employees and revenues of approximately SEK 470 m. in 1998.

At July 29, Atlas Copco acquired Rental Service Corporation (RSC), a company publicly traded on the New York Stock Exchange. For the most recent 12-month period before the acquisition, RSC reported revenues of approximately SEK 5,520 m. and an operating margin of 17 percent. Total consideration included approximately SEK 5,990 m. in cash paid for all shares in the company and SEK 7,790 m. of assumed debt. The acquisition is expected to have a positive impact on earnings for the first full year. Synergies are expected to yield approximately SEK 160 m. in the first full calendar year, increasing as the business grows. At the acquisition date, RSC had 3,600 employees, operated more than 270 equipment rental locations in 29 states, and served a base of more than 200,000 customers. RSC is a division in the Rental Service business area.

In August–December 1999, Rental Service Corporation (RSC) completed six acquisitions of rental companies in the United States, adding a total of nine locations, with some SEK 40 m. in annual revenues.

At July 1, 1999, ABIRD Holding BV, the Netherlands, was acquired by Atlas Copco. ABIRD is a specialty rentals company. The company has 25 employees and had annual sales of about SEK 40 m. ABIRD is part of the Atlas Copco Portable Air division.

At January 1, 1999, Rand-Air Ltd., South Africa, was acquired by Atlas Copco. Rand-Air is a compressor rental company. The company has about 200 employees and annual sales of roughly SEK 90 m. It is part of the Portable Air division.

At January 1, 1999, the Rental Service business area was created with Prime Service as the first division. Prime Service constituted a separate division in the Compressor Technique business area throughout 1998. All figures have been restated accordingly.

Market review

Orders Received

	1999	1998	Change %
Compressor Technique	12,965	13,161	–1
Construction and Mining Technique	6,062	6,117	–1
Industrial Technique	10,553	10,015	+5
Rental Service	7,426	3,990	+86
Eliminations	–472	–304	
Atlas Copco Group	36,534	32,979	+11
Order backlog, December 31	3,904	3,854	+1

Order volume increased marginally by 1 percent for comparable units. In total, orders increased by 11 percent, mainly due to the acquisition of RSC in the U.S.

Structure

The geographical structure of the Atlas Copco Group has changed during the past couple of years, and North America is now its largest market, accounting for about half of the revenues on a pro forma basis. Europe is the second largest region, with more than one third of Group revenues, followed by Asia/Australia, Africa/Middle East, and South America.

Revenues from consumables and the after-market have grown and now represent 55 percent of revenues. This means that the Group is less dependent on investment in capital goods than it used to be. The change is a result of the Atlas Copco's "use-of-products" growth strategy, aiming to increase the proportion of sales related to service, rental, accessories, and consumables. The strategy is implemented in all business areas and was manifested through the recent acquisitions of Prime Service and RSC in the U.S.

Geographical regions

In North America, U.S. demand remained at a high level throughout the year chiefly because of the equipment rental industry, which is growing at a faster rate than the economy as a whole. The RSC acquisition implies that Atlas Copco now serves even more medium-sized and small customers. Recent trends show that some industrial sectors have been negatively affected by the high interest rate, while the rise in the oil price has begun to have a positive influence on certain sectors.

Revenues and Orders Received


SEK m.
40,000
32,000
24,000
16,000
8,000
0
95
96
97
98
99
Revenues
Orders received

In Europe, overall demand was flat, albeit with big variations in the region. Germany remained at the same level as in 1998, and Great Britain continued to decline. The positive trend in the south continued, notably in France and Spain, while the north was weak. Demand for production-related equipment improved somewhat, while investments in new machinery have not yet materialized as capacity utilization was low when output started increasing. Demand from contractors remained flat, with a few signs of increased activity in infrastructure projects characterizing the last part of the year.

The Asian crisis reached its bottom, and demand started to recover during the latter part of the year. The pick-up in the economy included important markets like South Korea, India, and Taiwan. However, the level of activity is still far from its peak before the crisis in 1997. The Group's long-term ambition to have the same presence in this region as it has in Europe and North America remains. Production was consolidated, and the

Wuxi compressor plant in China extended its capacity.

In South America and Africa, recovery has been slower.


Geographic Distribution of Orders Received
Portion of Group orders received
Change in value, SEK m., 1999/1998
45% +32%
37% −1%
8% +7%
4% −1%
4% −21%
2% −15%

Manufacturing industry

The manufacturing industry, including mechanical, process, and automotive industries, accounts for about 45 percent of Atlas Copco Group revenues.

Compressors and related equipment offered by the Group are in demand in many sectors, including machinery and electronics. Sales of small and medium-sized industrial compressors improved during the year, driven by an increase in industrial production.

Generators are needed by customers with insufficient or unreliable power supply, or as stand-by units to ensure continuous operation in areas such as hospitals, banks, or telecommunications. Sales of generators increased substantially during the year, partly as a result of the special back-up measures taken by many companies because of fears of power disruption at the change of millennium.

Process industry sectors, such as food processing and chemicals, were hurt by the Asian crisis, and sales of large industrial and process compressors was lower than in 1998. However, in the latter part of the year positive signs were noted in Asia for the first time for larger compressors. Demand in Europe for the same type of products was relatively weak because of generally low capacity utilization.

Demand from the motor vehicle industry remained strong in 1999, both in North America and in Europe. Atlas Copco's sales of industrial power tools and assembly systems enjoyed healthy expansion in those markets. Japan's automotive industry was week.

Construction industry

The construction industry, broken down into residential building, non-residential building, and non-building, represents about 40 percent of Group revenues.

Sales of electric power tools, mainly related to demand from the residential building sector, continued to increase, as demand from professional customers in the United States remained buoyant. In the latter part of the year, house building was somewhat negatively affected by higher interest rates. In Europe, sales were flat. Overall, increasing price pressure characterized the market.

U.S. non-residential building was strong throughout the year, with some variations between the regions. Atlas Copco mainly serves this segment through the equipment rental industry, which demands products such as compressors, breakers, and tools.

Construction equipment and portable compressors are offered to infrastructure projects and other projects in the non-building sector. Demand in the United States remained strong, and sales of Atlas Copco's new line of surface crawlers increased. In Europe, demand remained at a low level, although tunneling projects for fast train lines and roads sparked some revitalization.

Mining industry

The mining industry accounts for about 10 percent of Group revenues.

Sales of drilling rigs, rock tools, and loaders offered to the mining industry decreased during the year, affected by an extended period of low demand for metals worldwide and low metal prices.

In the latter part of 1999, metal prices began increasing again, indicating an upturn in the mining market. The big need to improve production and to modernize machinery remains and will have a positive impact on demand. Usually, there is a time lag from price increases to new capital investment. Atlas Copco received an increased number of requests for quotations, indicating that new investments will be made in 2000.

Equipment rental industry

The equipment rental industry serves both the construction and the manufacturing industries with rental machinery, new and used equipment, parts, merchandise and service.

The equipment rental industry in the United States continued to grow at a faster pace than the industrial sectors that it serves. The main reason is that the trend towards outsourcing has continued, allowing customers to focus on their core operations, reduce capital expenditure, and still gain access to equipment that offers state-of-the-art performance and reliability.

Construction activity was strong in the non-residential construction, which is the most important sector for Atlas Copco's rental operations in North America. Industrial

activity accelerated in the latter part of the year, partly influenced by the activities related to the millennium shift.

Rentals of light construction equipment and machinery to small and medium-sized contractors have traditionally shown lower sensitivity to the business cycle. However, there is a weather-related seasonality effect during the year, with fewer projects being carried out in the winter months. Unexpected harsh weather conditions may also cause temporary halts in demand.

Overall price pressure on rental rates increased during the year, primarily an effect of competitive pressure on larger and longer-term rental contracts. A seasonal as well as a geographic variation in this pressure is also evident.

Through its Rental Service business area, Atlas Copco serves customers in the U.S., Canada and Mexico, with rental and service, new and used equipment, and with parts and merchandises.

Atlas Copco dramatically fortified its market coverage in the United States in 1999 through the acquisition of RSC, which at the time operated through more than 270 locations in 29 U.S. states and two provinces in Canada. Geographically, there was limited overlap with Prime but quite a substantial complementary effect. Since the acquisition, six smaller companies have been acquired in areas, which were previously not fully served.

Through Prime Equipment and RSC, Atlas Copco offers contractors and industry the opportunity to rent equipment, mainly for projects of short duration. A broad selection of products are available to rent, from smaller items such as pumps, welders and electric hand tools to larger equipment such as backhoes, forklifts, compressors, scissors lifts, booms, aerial lifts. Construction customers are nation-wide and regional contractors involved in office or plant construction, infrastructure, or similar projects. Industrial customers are primarily from the pulp and paper, chemical, petrochemical, steel, aluminum and textile industries, renting equipment to perform work required to construct, maintain and repair major industrial and manufacturing facilities.

Prime Energy serves the needs of industrial customers for compressors and generators. Many companies in the process and automotive industries need to rent compressors and generators for short periods to allow them, among other things, to meet short-term peaks in the level of demand or to supply air during service shut-downs.

Financial Summary and Analysis

Earnings

	1999	1998
Operating profit	4,470	4,345
Margin, %	12.3	12.9
Profit after financial items	3,412	3,637
Margin, %	9.4	10.8
Earnings per share, SEK	11.50	11.96
Return on capital employed, %	14.1	17.2
Return on equity, %	13.6	16.1

Operating profit rose SEK 125 m., or 3 percent, to SEK 4,470 m. (4,345), but the operating profit margin decreased to 12.3 percent (12.9). The profit included non-recurring items of SEK 83 m. in the third quarter from the Industrial Technique business area. The increase in operating profit was wholly attributable to the Rental Service business area and, in particular, the acquisition of RSC (included for five months). For comparable units, operating profit dropped as a result of the volume decrease and an unfavorable shift in the overall composition of equipment sales. The cost adjustments made by operating units to adapt to a lower level of activity early in 1999 and an increased share of after-market revenues helped to offset part of the negative volume effect.

In 1999, depreciation and amortization according to plan amounted to SEK 2,616 m. (1,876), of which property and machinery accounted for SEK 848 m. (780), rental equipment SEK 1,273 m. (668), and amortization of intangible assets SEK 495 m. (428). The Group applies an amortization period of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool (1995), Prime Service (1997), and Rental Service Corporation (1999). See also page 29.

Return on capital employed decreased to 14.1 percent (17.2), which reflects the increase in the rental fleet and goodwill following the RSC acquisition.

Operating profit for the Compressor Technique business area fell 6 percent, to SEK 2,153 m. (2,283), corresponding to a margin of 16.3 percent (16.9). The low volumes and unfavorable product and market mix in the first quarter caused the drop in profit. The other three quarters showed improvement over the preceding year, particularly the fourth quarter.

Operating profit for the Construction and Mining Technique business area decreased SEK 101 m., to SEK 397 m. (498), corres-

Key Figures by Business Area

	Revenues*		Operating profit		Return on capital employed		Investments in fixed assets	
	1999	1998	1999	1998	1999	1998	1999	1998
Compressor Technique	13,202	13,540	2,153	2,283	27	30	453	488
Construction and Mining Technique	5,725	6,437	397	498	13	15	415	494
Industrial Technique	10,345	10,059	1,032	1,046	14	14	323	338
Rental Service	7,434	4,010	1,010	566	6	5	2,125	1,124
Eliminations/Corporate items	−472	−306	−122	−48			−35	3
Total Group	36,234	33,740	4,470	4,345	14	17	3,281	2,447

* Starting in 1999, revenues reported by business area also include intercompany sales to other business areas. Figures for 1998 have been adjusted accordingly.

ponding to a margin of 6.9 percent (7.7). The negative impact of sharply lower volumes was partly offset by efficiency gains and positive currency effects.

Operating profit for the Industrial Technique business area decreased to SEK 1,032 m. (1,046), in spite of a contribution of SEK 83 m. from non-recurring items in the third quarter, including SEK 223 m. in capital gains from the sale of Atlas Copco Controls and a restructuring provision mainly for the consolidation of the production structure in the Alliance Tools division. The profit margin was 10.0 percent (10.4) or, excluding non-recurring items, 9.2 percent.

Operating profit for the Rental Service business area, including all related goodwill amortization, increased, to SEK 1,010 m. (566), corresponding to a margin of 13.6 percent (14.1).

RSC, included from July 29, contributed with the main portion of the profit increase. Downward pressure on rental rates reduced the margins, particularly towards the end of the year.

The Group's net financial items amounted to SEK –1,058 m. (–708), of which net interest items accounted for SEK –1,034 m. (–680). Interest expense increased mainly because of higher average borrowings in 1999, owing to the acquisition of RSC, but was partly offset by the repayment of debt after the equity rights issue in October. Financial foreign exchange differences were SEK –26 m. (–33), and net capital gains from sales of shares SEK 1 m. (4).

Atlas Copco Group profit after financial items decreased 6 percent, to SEK 3,412 m. (3,637), the net effect of stronger operating profit and higher interest costs. The profit margin was 9.4 percent (10.8).

Taxes for the year totaled SEK 1,137 m. (1,322), corresponding to 33.3 percent (36.3) of profit after financial items.

Net profit for the year totaled SEK 2,247 m. (2,283). Earnings per share amounted to SEK 11.50 (11.96), down by 4 percent.

Balance Sheet

	1999	1998
Net indebtedness	19,325	10,052
Debt/equity ratio, %	92	65
Equity/assets ratio, %	39	42

Balance sheet analysis

During the year, the Group's total assets increased 44 percent, to SEK 53,650 m. (37,166), which was entirely the result of company acquisitions, mainly of RSC. The capital turnover ratio was 0.83 (0.94). The continued reduction of this ratio reflects the impact of the growing rental service business, which is more capital intensive than the traditional business of the Group. Excluding the effect of the RSC acquisition, the capital turnover ratio would have been 0.90.

Investments

Excluding acquisitions, investments in property and machinery totaled SEK 939 m. (853), exceeding depreciation by SEK 91 m. (73). The distribution of investments was SEK 115 m. (151) in Sweden and SEK 824 m. (702) outside Sweden.

Investments in new modern equipment were made in several production plants in 1999. Major investments were made in Milwaukee, such as a new automated assembly line for electric motor components, in the factory in Blytheville, Arkansas. A number of non-core premises, such as sales company offices, were sold.

Return and Capital Turnover


%
Ratio
28
24
20
16
12
8
4
0
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0
95
96
97
98
99
Capital turnover, ratio
Return on capital employed, %
Return on equity, %
Weighted average cost of capital, %

Profit Margin


%
14
12
10
8
6
4
2
0
95
96
97
98
99
Operating profit margin
Profit margin after financial items

Investments in rental equipment increased, to SEK 2,342 m. (1,594), as a result of the strategic direction to grow the rental service business.

Geographic Distribution of Investments in Tangible Fixed Assets

	1999	1998
Europe	732	688
North America	2,347	1,541
South America	73	67
Africa/Middle East	32	35
Asia	57	95
Oceania	40	21
Total	3,281	2,447

Inventories and accounts receivable

The value of inventories as a proportion of revenues declined, to 14.8 percent (16.0). The impact of Rental Service represents part of the improvement, due to the lower level of inventories carried in that business in relation to revenues.

Customer receivables in relation to revenues increased during the year, to 22.0 percent (19.8). Excluding the effect of the RSC acquisition, the increase is only 0.7 percentage points. This increase was due to an unfavorable product and market mix.

Cash flow and net indebtedness

Liquid assets amounted to SEK 1,286 m. (2,118) at year-end 1999, equal to 4 percent (6) of revenues. To compensate for the relatively low level of liquid assets, the Group has negotiated substantial stand-by credit facilities with banks (see Funding risk on page 33).

The operating cash surplus after tax (defined as revenues less non-financial operating expense after the reversal of non-cash items, such as depreciation and amortization, and after taxes) reached SEK 4,595 m. (4,162), corresponding to 13 percent (12) of Group revenues.

Working capital decreased SEK 20 m. (increased 557) during the year. Net investment in tangible fixed assets was SEK 2,215 m. (1,491), the majority of the increase attributable to the rental fleets in the Rental Service business area. The net of payments for company acquisitions and divestments was

SEK 13,894 m. (873), mainly related to the RSC acquisition.

Net cash flow for the year, including SEK 832 m. (787) for the dividend and SEK 4,125 m. for the new issue of shares, equaled SEK –8,188 m. (489).

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) ended at SEK 19,325 m. (10,052), of which SEK 1,450 m. (1,940) was attributable to pension provisions. The decrease in pension provisions reflected the creation of a pension trust in Sweden during 1999 that is not consolidated in the Group's accounts. The SEK 522 m. capitalization of the fund simultaneously reduced liquid assets and thus did not affect reported net indebtedness. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 92 percent (65).

Summary Cash Flow Analysis

	1999	1998
Operating cash surplus after tax	4,595	4,162
of which depreciation added back	*2,616*	*1,876*
Change in working capital	20	–557
Cash flow from operations	4,615	3,605
Investments in tangible fixed assets	–3,281	–2,447
Sale of tangible fixed assets	1,079	991
Company acquisitions/divestments	–13,894	–873
Cash flow from investments	–16,096	–2,329
Dividends paid	–832	–787
New issue of shares	4,125	–
Net cash flow	–8,188	489

Shareholders' equity

At December 31, 1999, Group shareholders' equity, including minority interests, totaled SEK 21,077m. (15,465). Shareholders' equity per share was SEK 101 (84). Equity represented 39 percent (42) of total assets.

To strengthen the Group's capital base and enhance financial flexibility following the acquisition of Rental Service Corporation, the Extraordinary General Meeting held on September 6, 1999, approved the issue of new shares with primary priority right to existing shareholders. The new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the company with net proceeds of around SEK 4.1 billion.

Inventories


SEK m.
%
7,000
35
6,000
30
5,000
25
4,000
20
3,000
15
2,000
10
1,000
5
0
0
95
96
97
98
99

— Inventories as % of revenues
■ Inventories, SEK m.

Customer Receivables


SEK m.
%
10,000
25
8,000
20
6,000
15
4,000
10
2,000
5
0
0
95
96
97
98
99

— Customer receivables as % of revenues
■ Customer receivables SEK m.

Personnel

	1999	1998
Average number of employees, total	24,249	23,857
Sweden	2,532	2,633
Outside Sweden	21,717	21,224
Business areas		
Compressor Technique	8,288	8,565
Construction and Mining Technique	4,123	4,572
Industrial Technique	7,133	7,831
Rental Service	4,572	2,773
Other	133	116

The average number of employees in the Atlas Copco Group increased in 1999, by 392 to 24,249 (23,857). The proportion of employees in Swedish units was 10 percent (11). See also Note 2. At year-end, the Group had a total of 26,134 employees (23,393). For comparable units, the number of employees decreased by 928 during the year.

Option plan

In 1997, an option plan was introduced providing the possibility of annual grants of call options on Atlas Copco shares for 25–30 executives within the Group. The options have had a term of five years and give the option holder the right to purchase existing shares. Accordingly, the exercise of the options will not result in any dilution of the holdings of current shareholders. Based on the Group's performance in 1999, the Board of Directors have decided to grant options corresponding to a total amount of SEK 6.0 m. (4.8), excluding social fees. The Company's cost is not affected by changes in the stock price, as the option plan is financially hedged. The option plan is currently being reviewed in view of changes in the structure of the Group, and recent tax changes in Sweden.

Employees, average


30,000
25,000
20,000
15,000
10,000
5,000
0
95
96
97
98
99

■ Sweden
■ Outside Sweden

Product development

	1999	1998
Research and development costs	943	945
In percent of revenues*	3.3	3.4

* Excluding Rental Service revenues

More than ever before, continuous research, development, and innovation are critical success factors for safeguarding the competitiveness of Atlas Copco's divisions. During 1999, the level of activity in this respect remained largely unchanged in comparison with 1998.

Compressor Technique took several important steps forward. The business area introduced a number of innovative and complementary compressors that focus on reducing customers' energy consumption. All divisions launched new products adapted to refined customer needs, and the modularization of products progressed. Patents on core technologies were granted or renewed, and at year-end a decision was made to invest in a new research laboratory in Antwerp, Belgium. For further information, see pages 44–49.

In Construction and Mining Technique's Rock Drilling Equipment division, two new series of underground and surface drilling rigs were launched. The new rigs have been designed to surpass customer demands in the areas of overall performance and productivity, reach and ergonomics. In the other divisions, efforts were largely concentrated on improving further the productivity and production of core products. For further information, see pages 50–55.

Overall, Industrial Technique's divisions brought a record number of new, state-of-the-art products to their markets. Among other things, new high-performance electrical motors, ergonomic solutions, niche tools, and improved electronic motion control systems were introduced. For further information, see pages 56–61.

For the Rental Service business area, which does not have any production, service development efforts are not classified as research and development costs. For further information, see pages 62–65.

Environmental impact

Atlas Copco aims at conducting its business in a manner that does not put nature at risk. In all operations and processes, environmental legislation is complied with. The Group conducts operations in five Swedish companies requiring permission based on Swedish environmental regulations.

To support environmental efforts, Atlas Copco has a policy that guides the organization in this area. All divisions shall implement an Environmental Management System (EMS), and the Group aims to have its major manufacturing sites certified according to ISO 14001 by the end of the year 2000. Today, 51 percent of production capacity is certified, the main sites being Atlas Copco Airpower in Belgium, Milwaukee Electric Tools in the United States, and Atlas Copco Electric Tools in Germany.

Almost all products have a greater impact on the environment over its useful life than from its manufacture. Environmental and ergonomic aspects have been integrated in Atlas Copco's product development process for many years. A good example of this is the extended range of compressors with variable-speed drives, which consume up to 30 percent less energy than the previous generation. A new range of turbine grinders has a lower weight than similar machines with the same output, thus putting less strain on the operator. Yet another example is a cabin for surface drilling rigs that protects the operator from hazards and provides a better working environment.

Parent Company

Earnings

Earnings from shares in subsidiaries equaled SEK 1,086 m. (1,275), from associated companies SEK 0 m. (81). Profit after financial items totaled SEK 1,261 m (1,428). The Parent Company reported a net profit after appropriations and taxes of SEK 1,037 m. (1,045). Hence, undistributed earnings totaled SEK 4,018 m. (3,807).

Financing

The total assets of the Parent Company increased SEK 14,855 m., to SEK 34,425 m. The increase was chiefly financed by the issue of new shares of SEK 4,125 m., and SEK 9,571 m. from increased external borrowing. At year-end 1999, cash, bank deposits, and short-term investments amounted to SEK 341 m. (525). The equity portion of total assets equaled 34 percent (38).

Personnel

The average number of employees in the Parent Company was 60 (64). A specification of the fees and other remuneration paid to the Board of Directors, the President, and other members of Group management is shown in Note 2.

Distribution of shares

At year-end 1999, Atlas Copco had share capital totaling SEK 1,048 m. (918). Each share has a par value of SEK 5. For further information, see page 72.

Dividend

The Atlas Copco Group's non-restricted shareholders' equity equals SEK 10,022 m. Of the retained earnings, SEK 20 m. will be transferred to restricted reserves.

The Board of Directors propose a dividend of SEK 4.75 (4.32) per share, corresponding to a total of SEK 996 (826). See page 36.

Consolidated Income Statement

Amounts in SEK m.		1999	1998
Revenues	Note 1	36,234	33,740
Cost of goods sold		–24,150	–22,045
Gross profit		12,084	11,695
Cost of marketing, administration, research and development	Note 3	–7,355	–7,250
Goodwill amortization	Note 4	–486	–415
Other income and expenses from operations	Note 5	227	315
Operating profit		4,470	4,345
Financial income and expenses	Note 6	–1,058	–708
Profit after financial items		3,412	3,637
Taxes	Note 8	–1,137	–1,322
Minority interest	Note 9	–28	–32
Profit for the year		2,247	2,283
Earnings per share, SEK	Note10	11.50	11.96

Consolidated Balance Sheet

Amounts in SEK m.			Dec. 31, 1999		Dec. 31, 1998	
Assets						
Fixed assets	Intangible assets	Note 11	18,851		11,311	
	Tangible assets	Note 12	16,581		9,739	
	Financial assets	Note 13	2,121	37,553	958	22,008
Current assets	Inventories	Note 15	5,348		5,383	
	Current receivables	Note 16	9,463		7,657	
	Investments	Note 17	242		401	
	Cash and bank	Note 17	1,044	16,097	1,717	15,158
Total assets				53,650		37,166
Shareholders' equity and liabilities						
Shareholders' equity	**Restricted equity**	Note 18				
	Share capital		1,048		918	
	Restricted reserves		9,815		5,195	
	Non-restricted equity	Note 18				
	Retained earnings		7,775		6,871	
	Profit for the year		2,247	20,885	2,283	15,267
Minority interest		Note 9		192		198
Provisions	**Interest-bearing provisions**					
	Pensions and similar commitments	Note 20	1,450		1,940	
	Non-interest-bearing provisions					
	Deferred taxes		3,031		2,083	
	Other provision	Note 21	843	5,324	739	4,762
Long-term liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 22	10,969		5,308	
	Non-interest-bearing liabilities					
	Other liabilities		334	11,303	289	5,597
Current liabilities	**Interest-bearing liabilities**					
	Liabilities to credit institutions	Note 23	8,192		4,922	
	Non-interest-bearing liabilities					
	Operating liabilities	Note 24	7,754	15,946	6,420	11,342
Total shareholders' equity and liabilities				53,650		37,166
Assets pledged		Note 25		206		236
Contingent liabilities		Note 25		1,475		1,511

Cash Flow Statement

Amounts in SEK m.		Group 1999	Group 1998	Atlas Copco AB 1999	Atlas Copco AB 1998
Operations					
Operating profit		4,470	4,345	–11	–91
Depreciation and amortization		2,616	1,876	2	4
Capital gain/loss and other non-cash items		–399	–268	–21	0
Operating cash surplus		6,687	5,953	–30	–87
Net financial income/expense		–1,061	–718	1,267	1,423
Dividends from associated companies		2	83	–	81
Cash flow from equity hedge/other items		–70	–191		
Taxes paid		–963	–965	–170	–199
Cash flow before change in working capital		4,595	4,162	1,067	1,218
Change in					
Inventories		436	73		
Operating receivables		–760	–173	–179	107
Operating liabilities		344	–457	461	–183
Change in working capital		20	–557	282	–76
Cash flow from operations		4,615	3,605	1,349	1,142
Investments					
Investments in tangible fixed assets	Note B	–3,281	–2,447	–3	–8
Sale of tangible fixed assets	Note B	1,066	956	29	–
Company acquisitions/divestments	Note C	–13,894	–873	210	227
Other investments, net		13	35		
Cash flow from investments		–16,096	–2,329	236	219
Financing					
Dividends paid		–832	–787	–826	–780
New issue of shares		4,125	–	4,125	–
Change in interest-bearing liabilities	Note C	7,378	–56	–5,068	–163
Cash flow from financing		10,671	–843	–1,769	–943
Cash flow after financing		–810	433	–184	418
Liquid Funds					
Liquid funds at beginning of year		2,118	1,613	525	107
Cash flow after financing		–810	433	–184	418
Exchange-rate difference in liquid funds		–22	72		
Liquid funds at year-end		1,286	2,118	341	525

Notes to Atlas Copco Group Cash Flow Statement

SEK m. unless otherwise noted

Net cash flow

		Group 1999	1998
Cash flow from operations		4,615	3,605
Cash flow from investments excl. company acquisitions/divestments		–2,202	–1,456
Cash flow from operations before financing		2,413	2,149
Company acquisitions/divestments	Note C	–13,894	–873
Dividends paid		–832	–787
New issue of shares		4,125	–
Net cash flow	Note A	–8,188	489

Five Year Summary of Cash Flow Statements 1995–1999

Operating cash surplus after tax	18,813
Of which depreciation added back	*7,835*
Change of working capital	–601
Cash flow from operations	18,212
Investments in tangible fixed assets	–9,585
Sale of tangible fixed assets	3,263
Company acquisitions/divestments	–29,687
Cash flow from investments	–36,009
Dividends paid	–3,307
New issue of shares	4,125
Net cash flow	–16,979

Cash Flow and Investments


SEK m.
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
95
96
97
98
99

■ Operating cash surplus
■ Investments

Net Indebtedness


SEK m.
5,000
0
–5,000
–10,000
–15,000
–20,000
95
96
97
98
99

■ Net indebtedness
■ Net indebtedness excl. provision for pensions

A Net indebtedness

	1995	1996	1997	1998	1999
Net indebtedness, Jan. 1	–351	–3,166	–1,899	–10,214	–10,052
Net cash flow	–3,143	1,322	–7,459	489	–8,188
Currency exchange-rate effects	328	–55	–856	–327	–1,085
Net from operations	–2815	1,267	–8,315	162	–9,273
Net indebtedness, Dec. 31	–3,166	–1,899	–10,214	–10,052	–19,325
Provision for pensions	1,910	1,924	2,016	1,940	1,450
Net indebtedness, excluding Provision for pensions, Dec. 31	–1,256	25	–8,198	–8,112	–17,875

B Investments in/sales of fixed assets

	1999	1998
Investments in tangible fixed assets		
Rental equipment	2,342	1,594
Property and machinery	939	853
	3,281	2,447
Sale of tangible fixed assets		
Rental equipment	839	557
Property and machinery	227	399
	1,066	956

C Company acquisitions/divestments

The fair value of assets acquired and liabilities assumed from companies acquired/divested during the year:

Fixed assets	14,442
Inventories	390
Receivables	1,110
Liquid funds	198
Loans	–8,050
Other liabilities and provisions	–1,831
Capital gain net, divested companies	–217
Purchase price	6,042
Liquid funds in acquired/divested companies	–198
Loans in acquired/divested companies	8,050
	13,894

Loans in acquired/divested companies are included in the cash flow statement under change in interest-bearing liabilities.

Income Statement and Balance Sheet

Income statement

Amounts in SEK m.		1999	1998
Administrative costs		–129	–163
Other income and expenses from operations	Note 5	118	72
Operating profit		–11	–91
Financial income and expenses	Note 6	1,272	1,519
Profit after financial items		1,261	1,428
Appropriations	Note 7	–54	–184
Profit before taxes		1,207	1,244
Taxes	Note 8	–170	–199
Profit for the year		1,037	1,045

Balance sheet

Amounts in SEK m.			Dec. 31, 1999		Dec. 31, 1998	
Assets						
Fixed assets	Tangible assets	Note 12	12		21	
	Financial assets	Note 13	15,299	15,311	9,956	9,977
Current assets	Current receivables	Note 16	18,773		9,068	
	Investments	Note 17	11		162	
	Cash and bank	Note 17	330	19,114	363	9,593
Total assets				34,425		19,570
Shareholders' equity and liabilities						
Restricted equity	Share capital	Note 18	1,048		918	
	Share premium reserve		3,994		–	
	Legal reserve		1,737		1,737	
Non-restricted equity	Retained earnings	Note 18	2,981		2,762	
	Profit for the year		1,037	10,797	1,045	6,462
Untaxed reserves		Note 19		1,453		1,398
Provisions	Pensions and similar commitments	Note 20	43		270	
	Other provisions	Note 21	–	43	2	272
Long-term liabilities	Interest-bearing liabilities	Note 22		11,027		5,364
Current liabilities	Interest-bearing liabilities	Note 23	10,091		5,521	
	Operating liabilities	Note 24	1,014	11,105	553	6,074
Total shareholders' equity and liabilities				34,425		19,570
Assets pledged				–		–
Contingent liabilities		Note 25		495		579

Notes to the Financial Statements

SEK m. unless otherwise noted

Accounting principles

The financial statements of Atlas Copco have been prepared in all respects in accordance with generally accepted accounting principles in Sweden.

Consolidation

The Consolidated Income Statement and Balance Sheet of the Atlas Copco Group include all companies in which the Parent Company, directly or indirectly, holds more than 50 percent of the voting rights as well as those companies in which the Group in some other manner has decisive influence.

The consolidated financial statements have been prepared in accordance with the purchase method whereby assets and liabilities of acquired companies are reported at fair value at the time of acquisition. Any excess of the purchase price over the fair value is accounted for as goodwill (see below).

Earnings of companies acquired during the year are reported in the Consolidated Income Statement from the date of acquisition. Earnings of companies divested during the year have been deducted from consolidated earnings on the basis of the Group's reported net assets in these companies at the time of the divestment.

Untaxed reserves and appropriations, which are reported in the financial statements of the individual companies, have been allocated to deferred taxes and restricted equity upon consolidation based on the local income tax which will apply for each company. Likewise, the current year changes in these reserves through appropriations are reported as a deferred tax item.

Goodwill

The acquisition of well-established companies active in an international environment normally means that the acquisition price substantially exceeds tangible net worth. The market price is determined primarily by future expectations, which are based on the company's market position and know-how.

A company acquisition in which the acquisition price exceeds the company's net assets valued at market price results in intangible assets which are capitalized and amortized over a certain period.

Goodwill is normally amortized over 10 years, while goodwill arising from strategic acquisitions is amortized over a period of 20–40 years. For disclosure of goodwill regarding the acquisitions of Milwaukee Electric Tool Corporation, Prime Service and Rental Service Corporation, see page 29.

The economic life of assets is evaluated annually to determine whether the selected amortization plan is sufficient.

Associated companies

Companies in which the Atlas Copco Group controls between 20 and 50 percent of the voting rights, and in which it has a substantial ownership involvement, are reported as associated companies.

Holdings in associated companies are reported in the Consolidated Income Statement and Balance Sheet in accordance with the equity method.

Atlas Copco's share of income after net financial items in associated companies is reported in the Income Statement, under the heading Other operating income. Atlas Copco's portion of taxes in associated companies is reported in the consolidated tax expense.

The related acquisition costs are reported under Financial assets in the Balance Sheet, after adjustments for shares of income, less dividend received. Undistributed income in these companies is reported among restricted reserves in consolidated shareholders' equity.

Internal profits have been eliminated as appropriate.

Translation of accounts of foreign subsidiaries

Atlas Copco applies the current-rate method in translating the accounts of foreign subsidiaries, in accordance with the standards of the Swedish Financial Accounting Standards Council (SFASC). In applying this method, the subsidiaries are primarily reported as independent units with operations conducted in foreign currencies and in which the Parent Company has a net investment. The exceptions to this approach are those subsidiaries, which are located in high-inflation countries, and those referred to as integrated companies. The accounts of such subsidiaries are translated according to the monetary method. This method provides a more accurate reporting of the earnings and financial position of these companies.

In accordance with the current-rate method, all assets and liabilities in the balance sheets of subsidiaries are translated at year-end rates, and all items in the income statements at the average exchange rate for the year. Translation differences that arise are reported directly as a component of shareholders' equity and are not included in current earnings.

For those subsidiaries consolidated in accordance with the monetary method, all non-monetary items, real estate (land and buildings), machinery and equipment, inventories, shareholders' equity, and deferred tax, are translated at the acquisition date rates. Other items, monetary items, are translated at year-end rates. The income statement items have been translated at the average rate for the year, except for the cost of goods sold, depreciation, and deferred taxes, which have been translated at the investment rate. Exchange differences arising

from the translation of the accounts for these companies have been included in the Income Statement.

Classification of foreign subsidiaries

In one respect the SFASC's standard require that the user choose translation procedures based on each specific situation. This applies to the classification of the foreign subsidiaries as either independent or integrated companies. This classification leads directly to the choice of translation method. The accounts of independent companies are translated according to the current-rate method, and integrated companies according to the monetary method.

Based on the criteria defined for classification of companies, the majority of Atlas Copco's subsidiaries have been defined as independent companies. Companies in high-inflation countries, primarily Latin America are translated according to the monetary method. The operational currency of these companies is the USD, and is therefore translated in two stages.

In the first stage, translation is made to USD in accordance with the monetary method, whereby translation differences arising are charged to consolidated income. In the second stage, the company's balance sheet items are translated to SEK using the year-end rate and the income statement items are translated at the average rate for the year. The resulting translation differences are transferred directly to shareholders' equity.

Inventories

Inventories are valued at the lower of cost or market, in accordance with the FIFO principle and the net sales value. Group inventories are reported net of deductions for obsolescence and for internal profits arising in connection with deliveries from the production companies to the sales companies. Transfer pricing between the companies is based on market prices.

Receivables and liabilities in foreign currencies

Receivables and liabilities in foreign currencies are translated at the year-end rate.

In case of currency exchange through a swap agreement, the loan is valued at the year-end rate for the swapped currency. If the swapped loan, translated at the year-end rate for the original currency, exceeds the booked liability, the difference is included in contingent liabilities.

Exchange rates for major currencies used in the year-end accounts are shown on page 33.

Financial investments

Financial and other investments that are to be held to maturity are valued at amortised cost.

Investments intended for trading are valued at the lower of cost or market.

Derivative instruments

When calculating the value of the forward contracts, options and swaps outstanding, provision is made for unrealized losses to the extent these exceed unrealized gains. Unrealized gains that exceed unrealized losses are not recognized as revenue.

Hedging of net investments

Prior to 1998 forward contracts and currency swaps in foreign currencies have been entered into in order to hedge the Group's net assets in foreign subsidiaries (see page 32). In the Group accounts the valuation is based on market value and current rates. Foreign exchange gains and losses on such contracts, less current and deferred tax, are not included in income for the year, but are offset against translation differences arising in connection with the translation of the foreign subsidiaries' net assets.

Premium and discounts are amortized straight-line over the life of the contracts and reported in interest income and expense.

Hedging of commercial flows

The Group uses forward exchange contracts to hedge certain future transactions based on budgeted volume, so called commercial flow hedges. Unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Product development costs and warranty costs

Research and development costs are expensed as incurred.

Estimated costs of product warranties are charged against cost of goods sold at the time the products are sold.

Depreciation

Depreciation according to plan is calculated based on the original cost using the straight-line method over the estimated useful life of the asset.

The following economic lives are used for depreciation:

	Years
Goodwill and other intangible assets	5–40
Buildings	25–50
Machinery, technical plant and equipment	3–10
Vehicles	4–5
Computer hardware and software	3–4
Rental equipment	3–10

Depreciation is also recorded for tax purposes as permitted by legislation in the respective tax jurisdictions. In the financial statements of the individual subsidiaries, this additional tax depreciation is reported in the balance sheet as untaxed reserves and as appropriations in the income statement. Untaxed reserves and appropriations are eliminated in consolidation.

Leasing

Leases are classified in the consolidated financial statement as either finance leases or operating leases. A finance lease entails the transfer to the lessee, to a material extent, of the economic risks and benefits associated with ownership. If this is not the case, the lease is accounted for as an operating lease. Finance leasing implies that the fixed asset in question is reported as an asset in the balance sheet and that a corresponding liability is recorded on the liabilities side. Fixed assets under financial leases are depreciated according to plan while the lease payments are reported as interest and amortization of the lease liability. An operating lease implies that there are no asset or liability entries to report in the Balance Sheet. In the Income Statement, the costs of operating leases are distributed over a number of years based on use, which can differ from the actual amount of leasing fees paid in any particular year.

The Parent Company reports all leases based on the principles for operating leases.

Taxes

Income taxes include both current and deferred taxes in the consolidated accounts. A current tax liability or asset is recognized for the estimated taxes payable or refundable for the current year. The calculation of deferred taxes is based on the differences between the values reported in the balance sheet and their respective values for taxation. Deferred taxes are recorded on temporary differences of which the most significant include the effects of untaxed reserves and tax effects resulting from purchase accounting and other adjustments. The liability method is applied in the calculation of deferred taxes including the use of the enacted tax rate for the individual tax jurisdiction. Tax-loss carryforwards arising are anticipated in instances where it is more likely than not that they will result in lower tax payments in the future.

Definitions

Operating profit margin
Operating profit as a percentage of revenues.

Profit margin
Profit after financial items as a percentage of revenues.

Return on capital employed
Profit after financial items plus interest paid and foreign exchange differences as a percentage of average total assets less non-interest-bearing liabilities/provisions.

In calculating capital employed in the business areas, in contrast to the calculation for the Group, deferred tax liabilities are not deducted.

Return on equity
Profit after financial items less taxes and minority interest as a percentage of average shareholders' equity.

Equity/assets ratio
Shareholders' equity and minority interest, as a percentage of total assets.

Capital turnover ratio
Revenues divided by average total assets.

Net indebtedness
Difference between interest-bearing liabilities/provisions and liquid assets.

Debt/equity ratio
Net indebtedness in relation to shareholders' equity, including minority interest.

Net cash flow
Change in net indebtedness excluding currency exchange-rate effects.

Interest coverage ratio
Profit after financial items plus interest paid and foreign exchange differences divided by interest paid and foreign exchange differences.

Earnings per share
Profit after financial items less taxes and minority interest, divided by the average number of shares outstanding.

Value added
Revenues less costs for the purchase of raw materials, wholly and semifinished goods and services.

Weighted average cost of capital (WACC)

$$\frac{\text{Interest-bearing liabilities} \times i + \text{market capitalization} \times r}{\text{interest-bearing liabilities} + \text{market capitalization}}$$

i: The Swedish risk-free interest rate (10-year government bonds) plus 0.5 percentage points to compensate for the premium Atlas Copco pays on borrowings compared to that of the Swedish state.

r: The Swedish risk-free interest rate, plus a risk premium (5.0%) times a risk factor (0.77) which indicates the volatility of Atlas Copco's share price compared to the stock market index.

Notes

1 Revenues by business area and market

Revenues by business area

		Group
	1999	1998
Compressor Technique	13,202	13,540
Construction and Mining Technique	5,725	6,437
Industrial Technique	10,345	10,059
Rental Service	7,434	4,010
Eliminations	–472	–306
	36,234	33,740

Starting in 1999, revenues reported by business area also include intercompany sales to other business areas. Figures for 1998 have been adjusted accordingly.

Revenues by market

		Group
	1999	1998
Europe incl CIS	13,416	13,743
of which Sweden	*1,013*	*1,061*
of which EU	*11,476*	*11,340*
North America	16,221	12,376
South America	1,381	1,919
Africa/Middle East	1,456	1,619
Asia	2,877	2,937
Oceania	883	1,146
	36,234	33,740

Group operating profit by business area is reported in the Board of Directors' Report and in the sections for each business area. Revenues and operating profit per quarter are shown on page 76.

2 Employees and personnel expenses

Average number of employees

	Women	Men	1999 Total	1998 Total
Parent Company				
Sweden	30	30	60	64
Subsidiaries				
Europe incl CIS	1,735	8,755	10,490	11,043
of which Sweden	*349*	*2,123*	*2,472*	*2,569*
of which EU	*1,613*	*8,251*	*9,864*	*10,357*
North America	1,731	6,893	8,624	7,233
South America	118	760	878	925
Africa/Middle East	205	738	943	829
Asia	285	2,484	2,769	3,234
Oceania	86	399	485	529
Total in subsidiaries	4,160	20,029	24,189	23,793
Grand total	4,190	20,059	24,249	23,857

Salaries and other remuneration

	1999		1998	
	Board & President	Other employees	Board & President	Other employees
Parent Company				
Sweden	18	28	15	29
of which bonuses	*4*		*3*	
Subsidiaries				
Europe incl CIS	112	3,286	104	3,341
of which Sweden	*9*	*725*	*9*	*722*
of which EU	*97*	*3,121*	*85*	*3,148*
North America	37	2,922	30	2,377
South America	15	155	14	196
Africa/Middle East	5	105	5	94
Asia	10	250	10	230
Oceania	3	143	3	145
Total in subsidiaries	182	6,861	166	6,383
of which bonuses	*25*		*19*	
Grand total	200	6,889	181	6,412

		Group	Parent Company	
	1999	1998	1999	1998
Salaries and other remuneration	7,089	6,593	46	44
Contractual pension benefits for Board members and Presidents	9	15	0	1
Contractual pension benefits for other employees	417	392	11	7
Other social costs	1,592	1,563	15	15
Total	9,107	8,563	72	67
Capitalized pension obligations to Board members and Presidents	43	50	17	24

Remuneration and other fees for members of the Board, the President and CEO, and other members of the Group management

In 1999, the Chairman of the Board received SEK 1,000,000. The Vice Chairman received SEK 350,000 on an annual basis and of the Board members not employed by the Company, each received board fees that amounted to SEK 275,000 on an annual basis.

Board member Paul-Emmanuel Janssen also received fees from Group companies of SEK 200,000 and board member Hari Shankar Singhania received fees from Group companies in the amount of SEK 27,000.

The President and Chief Executive Officer, Giulio Mazzalupi, received a salary of SEK 5,387,884 plus a bonus of SEK 1,937,000. In addition, he has a pension commitment from the Company equal to 47 percent of base salary upon retirement, payable from age 65.

Pension commitments for the Business Area Executives are either defined contribution in nature or a mixture of defined contribution and defined benefit. For commitments which are defined contribution only, contributions in 1999 were in the range 16 to 22 percent of pensionable salary. For other commitments, the pensions estimated to become payable upon retirement after 35 to 40 years of employment are in the range 35 to 70 percent of pensionable salaries.

Regarding termination of the President and Chief Executive Officer and the Business Area Executives, severance is not paid if notice is given by the employee. If the Company terminates the employment prior to retirement, the maximum Company commitment is to pay two years' final base salary. However, for one of the Business Area Executives, the maximum Company commitment is to pay final base salary plus continued health benefits, both for 12 months.

Activities of the Board of Directors of Atlas Copco AB during the year 1999

The Board of Directors of the Company had ten members, one of which is the President and Chief Executive Officer, elected by the Annual General Meeting and three members, with three personal deputies, appointed by the unions.

During 1999, there were ten meetings, of which one was held outside Sweden and two were per capsulam meetings. Each meeting was governed by an approved agenda. The agenda also covered the follow-up on major investments made. To ensure an efficient process at each meeting, the Board members received a package of written documentation prior to the meeting that reflected a procedure intended to ensure that all matters raised are supported by such sufficient and relevant information as is required to form a basis for a decision. Members of the Group management were regularly present at the Board meetings. In between meetings, there were regular contacts between the Chairman and the President. Each Board member received a written update from the President on major events in those months when there was no Board meeting.

To ensure that decisions on major matters would not be unduly delayed, the Board appointed smaller committees among its members to follow up and make proposals to the Board regarding such matters. A remuneration committee was appointed during the year.

The Company's external auditors reported in person their observations from the annual audit and presented their views on the internal control in the Group at the February meeting. In April 1999, the Board adopted its Rules of Procedure and Written Instructions.

Remuneration to auditors

Audit fees and consultancy fees to auditors, for advice or other assistance than audit, were distributed as follows for 1999:

	Group	Parent Company
KPMG		
Audit fee	10	1
Other	7	1
Arthur Andersen		
Audit fee	8	0
Other	3	1
Other audit firms		
Audit fee	1	–
	29	3

Audit fees excluding consultancy fees, for 1998 were estimated at 15 for the Group and 1 for the Parent Company.

3 Cost of marketing, administration, research, and development

	Group 1999	Group 1998
Marketing costs	3,907	3,865
Administrative costs	2,505	2,440
Research and development costs	943	945
	7,355	7,250

4 Depreciation according to plan

	Group		Parent Company	
	1999	1998	1999	1998
Goodwill	486	415	–	–
Patents etc.	9	13	–	–
Buildings	109	109	–	1
Machinery and other technical plant	520	453	–	–
Equipment etc.	219	218	2	3
Rental equipment	1,273	668	–	–
	2,616	1,876	2	4

5 Other income and expenses from operations

	Group		Parent Company	
	1999	1998	1999	1998
Non-recurring items	83	–	–	–
Other operating income	191	367	118	73
Other operating expenses	–47	–52	–	–1
	227	315	118	72

Non-recurring items include capital gain from divestment of subsidiaries of 223 and restructuring costs mainly for consolidation of the production structure in the Alliance Tools Division of 140. Atlas Copco Internationaal BV, the Netherlands, sold the European part of Atlas Copco Controls to a European subsidiary of Danaher Corp., USA. Simultaneously, Atlas Copco North America Inc. sold the US part of Atlas Copco Controls to a US subsidiary of Danaher Corp. The divestment

of Atlas Copco Controls resulted in a capital gain before tax of 223 for the Atlas Copco Group.

Other operating income includes commissions received of 26 (39), capital gains of 38 (190) on the sale of fixed assets, surplus due to repatriation of pension debt – (18), and profits from insurance activities. Other operating income for the Parent Company includes commissions received totaling 94 (61), capital gains of 21 (–) on the divestment of real estate and surplus due to repatriation of pension debt – (10).

Other operating expenses refer to operating exchange-rate losses attributable to operations.

6 Financial income and expense

	Group 1999	Group 1998	Parent Company 1999	Parent Company 1998
Profit from shares in Group companies				
Dividends received			518	455
Group contributions			562	809
Capital gain/loss on divestment of shares			6	11
			1,086	1,275
Profit from shares and participation in associated companies				
Dividends			–	81
			–	81
Profit from financial fixed assets				
Dividends received	1	1	–	–
Interest income				
Group companies			596	237
Others	7	5	–	–
Capital gains	1	7	0	7
Write-downs	–	–3	–	–3
	9	10	596	241
Other interest income				
Interest income				
Group companies			648	651
Others	142	210	55	81
	142	210	703	732
Interest expenses and similar expenses				
Interest expense				
Group companies			–67	–94
Others	–1,183	–895	–1,044	–715
Foreign exchange differences	–26	–33	–2	–1
	–1,209	–928	–1,113	–810
Financial income and expenses	–1,058	–708	1,272	1,519

The interest portion of provision for pensions is not charged against operating income but is shown as interest expense for both Swedish and foreign companies. The amount is based on the average of the opening and closing pension provisions. For Swedish companies, interest has been calculated at 3.6 percent (4.9). The interest portion for 1999 amounted to 71 (99), of which Swedish companies accounted for 7 (39). In the Parent Company, the corresponding amount was 4 (20).

The interest differential between international and Swedish interest rates on forward contracts and swap agreements used to hedge shareholders' equity in non-Swedish companies in the Group was negative, at –8 (–6).

7 Appropriations

Tax legislation in Sweden and in certain other countries allows companies to retain untaxed earnings through tax-deductible allocations to untaxed reserves. By utilizing these regulations, companies can appropriate and retain earnings within the business without being taxed. The untaxed reserves created in this manner cannot be distributed as dividends.

The untaxed reserves are subject to tax only when they are utilized. If the company reports a loss, certain untaxed reserves can be utilized to cover the loss without being taxed.

	Parent Company 1999	Parent Company 1998
Difference between tax depreciation and depreciation according to plan		
Buildings	2	–
Equipment etc.	–1	–
Appropriation to tax allocation reserve	–154	–177
Dissolution of /Appropriation to foreign exchange reserve	42	–64
Dissolution of tax equalization reserve	57	57
	–54	–184

8 Taxes

	Group		Parent Company	
	1999	1998	1999	1998
Taxes paid				
Swedish taxes	183	213	170	196
Foreign taxes	786	752	–	3
Deferred taxes	166	356		
Taxes in associated companies	2	1		
	1,137	1,322	170	199

The tax expense for the year totaled 1,137 (1,322), equal to 33.3 percent (36.3) of profit after financial items. Changes in tax rates used to calculate deferred tax had a negative impact of 3 (positive:5) on tax expense for the year.

The tax expense for the year is positively affected by low taxation on capital gain from the divestment of Atlas Copco Controls. Adjusted for the capital gain and corresponding tax expense, the Group's tax rate was 35.5 percent.

The Group's total tax expense, compared to Swedish corporate tax rate, is affected by its strong position in countries with higher tax rates, including Belgium, France, and the U.S.

Non-deductible goodwill also has an adverse effect on the tax ratio. Adjusted for such goodwill depreciation and the above mentioned capital gain, the Group's tax rate was 30.7 percent (32.6).

The Swedish corporate tax rate is 28 percent. The tax is calculated on the basis of the nominal net profit reported, plus non-deductible expenses and less tax-free income and other deductions. For the Parent Company, this primarily involves tax-free dividends from shareholdings in subsidiaries and associated companies.

In Swèden, companies can make provisions to a tax allocation reserve. Appropriations to such reserves were 158 (189), of which the Parent Company was 154 (177). If the Parent Company reported deferred tax on untaxed reserves and other appropriations, as the Group does, deferred tax would have amounted to 15 (52) for the year.

Capital-based tax equalization reserves (K-Surv) in the Group's Swedish companies amounted to 60 (120). Existing reserves must be reversed by the end of the year 2000.

9 Minority interest in subsidiaries' equity and earnings

Minority interest in profit after financial items amounted to 46 (45).

The income statement reports minority shares in the Group's profit after tax of 28 (32). These minority interests relate primarily to Atlas Copco India, Atlas Copco Malaysia, subsidiaries in China, and subsidiaries of Chicago Pneumatic.

	Group
Minority interest, Jan. 1	198
Minority acquired	–2
Minority sold	–32
Dividends	–6
Translation differences	6
Profit for the year	28
Minority interest, Dec. 31	192

10 Earnings per share

	1999	1998
Profit for the year	2,247	2,283
Average number of shares	195,309,247	190,959,142
Earnings per share, SEK	11.50	11.96

After the new issue the number of shares outstanding is 209,602,184.

11 Intangible assets

	Goodwill	Patents etc.	Total
Accumulated cost			
Opening balance, Jan. 1	12,770	115	12,885
Investments	7,265	7	7,272
Sale of subsidiaries	–78	–3	–81
Divestment and retirement	–11	–13	–24
Reclassified items		8	8
Translation differences for the year	850	–3	847
Closing balance, Dec. 31	20,796	111	20,907
Accumulated amortization			
Opening balance, Jan. 1	1,497	77	1,574
Amortization for the year	486	9	495
Sale of subsidiaries	–39	–3	–42
Divestment and retirement	–11	–8	–19
Reclassified items		2	2
Translation differences for the year	50	–4	46
Closing balance, Dec. 31	1,983	73	2,056
Planned residual value, Dec. 31	18,813	38	18,851
Planned residual value, Jan. 1	11,273	38	11,311

Goodwill is normally amortized over 10 years, while goodwill arising from strategic acquisitions is amortized over 20–40 years. Book values are examined each year to determine whether a write-down exceeding the planned amortization is necessary. The Company has performed such write-downs in several cases.

Amortization in 1999 was distributed as follows:

	1999	1998
Goodwill amortization over 40 years	357	261
Goodwill amortization over 20 years	67	93
Goodwill amortization within 10 years	62	61
	486	415

Amortization in 1999 and planned residual value by business area:

	Amortization		Planned residual value	
	1999	1998	1999	1998
Compressor Technique	38	37	289	284
Construction and Mining Technique	17	14	179	155
Industrial Technique	139	169	3,753	3,736
Rental Service	291	194	14,590	7,096
Corporate items	1	1	2	2
	486	415	18,813	11,273

Note 11 continued	Accumulated cost	Accumulated amortization	Planned residual value	No of years remaining
Goodwill amortized over 40 years:				
Milwaukee Electric Tool Corp.	3,745	413	3,332	36
Prime Service, Inc.	7,740	496	7,244	38
Rental Service Corp.	7,384	80	7,304	40
	18,869	989	17,880	
Goodwill amortized over 20 years:				
Desoutter Ltd	743	397	346	11
Atlas Copco Wagner Inc.	357	227	130	10
Chicago Pneumatic Tool Company	207	152	55	8
Atlas Copco Crépelle S.A.	127	17	110	18
ABIRD Holding BV	63	3	60	20
	1,497	796	701	
Goodwill amortized within 10 years:				
Compresseurs Worthington-Creyssensac S.A.	82	50	32	4
Atlas Copco Rotoflow Inc.	77	74	3	1
Ceccato Aria Compressa S.p.A.	69	14	55	8
Others	202	60	142	
	430	198	232	
Total	20,796	1,983	18,813	

12 Tangible assets

Group	Buildings and land	Machinery and equipment	Rental equipment	New construction and advances	Total
Accumulated cost					
Opening balance, Jan. 1	2,983	6,961	6,478	236	16,658
Investments	116	881	2,342	–58	3,281
Acquisition of subsidiaries	77	395	5,909		6,381
Sale of subsidiaries	–75	–138			–213
Divestment and retirement	–75	–598	–1,307		–1,980
Reclassified items	3	–10	–1	–3	–11
Translation differences for the year	–104	–192	543	3	250
Closing balance, Dec. 31	2,925	7,299	13,964	178	24,366
Accumulated depreciation according to plan					
Opening balance, Jan. 1	976	4,503	1,440		6,919
Depreciation for the year	109	739	1,273		2,121
Acquisition of subsidiaries	3	7	75		85
Sale of subsidiaries	–23	–80			–103
Divestment and retirement	–40	–444	–603		–1,087
Reclassified items	–17	13			–4
Translation differences for the year	–46	–180	80		–146
Closing balance, Dec. 31	962	4,558	2,265		7,785
Planned residual value, Dec. 31	1,963	2,741	11,699	178	16,581
Planned residual value, Jan. 1	2,007	2,458	5,038	236	9,739
Assets owned under finance leases					
Purchase cost	3	18			21
Accumulated depreciation	–	8			8
Planned residual value, Dec. 31	3	10			13
Planned residual value, Jan. 1	–	8			8

Note 12 continued	Group		Parent Company	
	1999	1998	1999	1998
Buildings and land	1,963	2,007	6	15
Machinery and other technical plant	2,137	1,908	–	–
Equipment etc.	604	550	6	6
Rental equipment	11,699	5,038	–	–
Construction in progress and advances	178	236	–	–
	16,581	9,739	12	21
Tax assessment value, buildings and land	183	191	5	14

The tax assessment values reported for the Group pertain exclusively to buildings and land in Sweden. The planned residual value of these is 194 (212).

The leasing costs for assets under operating leases, such as rented premises, machinery, and major computer and office equipment are reported among operating expenses and amounted to 418 (186). Future payments for non-cancelable leasing contracts amounted to 1,729 (892). Future payments for non-cancelable leasing contracts come due as follows:

2000	435
2001–2004	1,026
2005 or later	268
Total	1,729

Parent Company	Buildings and land	Equip-ment etc.	Total
Accumulated cost			
Opening balance, Jan. 1	19	24	43
Investments	–	3	3
Divestment and retirement	–12	–8	–20
Closing balance, Dec. 31	7	19	26
Accumulated depreciation according to plan			
Opening balance, Jan. 1	4	18	22
Depreciation for the year	0	2	2
Divestment and retirement	–3	–7	–10
Closing balance, Dec. 31	1	13	14
Planned residual value, Dec. 31	6	6	12
Planned residual value, Jan. 1	15	6	21

13 Financial assets

		Group		Parent Company	
		1999	1998	1999	1998
Shares in Group companies	Page 30			3,227	3,431
Receivables from Group companies				11,968	6,414
Shares and participations in associated companies	Note 14	120	99	11	11
Other long-term securities		6	11	3	4
Deferred tax receivables		1,814	658		
Other long-term receivables		181	190	90	96
		2,121	958	15,299	9,956

Shares in Group companies

	Parent Company
Accumulated cost	
Opening balance, Jan. 1	3,243
Capital redemption	–184
Conversion of loan	10
Divestment	–41
Closing balance, Dec. 31	3,028
Accumulated write-ups	
Opening and closing balances	764
Accumulated write-downs	
Opening balance, Jan. 1	–576
Divestment	11
Closing balance, Dec. 31	–565
Book value, Dec. 31	3,227

14 Shares and participation in associated companies

	Number of shares	Percentage of capital	Adjusted equity	Book value
Direct owned				
AVC Intressenter AB, 556506-8789, Gothenburg, Sweden	6,750,250	50	31	11
Indirect owned				
Atlas Copco Changchun Electric Power Tool Ltd, Changchun, China		25	6	
Atlas Copco-CLLS Tools Co Ltd, Hong Kong, China		30	4	
Atlas Copco-Diethelm Ltd, Bangkok, Thailand		49	21	
NEAC Compressor Service USA Inc., Franklin		50	0	
Pneumatic Equipment Corp, Makati City, Philippines		30	0	
Shenzhen Nectar Engineering & Equipment Co Ltd, Shenzhen, China		25	0	
Toku-Hanbai KK, Fukuoka, Japan		50	58	
			120	

	Group	Parent Company
Accumulated capital participation/ purchase cost		
Opening balance, Jan. 1	99	72
Transfer	6	
Dividends	–2	
Profit for the year	4	
Translation differences for the year	13	
Closing balance, Dec. 31	120	72
Accumulated write-downs		
Opening and closing balances		–61
Book value, Dec. 31	120	11

Income from associated companies is of insufficient size to justify being reported separately. Dividends from associated companies totaled 2 (83). The Group's share in the shareholders' equity and untaxed reserves of associated companies, less deferred tax, equaled 120 (99) at fiscal year-end.

After divestment of shares in the former subsidiary Atlas Copco Changchun Electric Power Tool Ltd., the remaining part is included in associated companies.

15 Inventories

		Group
	1999	1998
Raw materials	148	186
Work in progress	772	822
Semi-finished goods	1,380	1,429
Finished goods	3,034	2,930
Advances to supplier	14	16
	5,348	5,383

16 Current receivables

	Group		Parent Company	
	1999	1998	1999	1998
Trade receivables	7,955	6,665	0	4
Receivable from Group companies			18,526	8,978
Tax receivables	250	141	68	39
Other receivables	701	472	28	20
Prepaid expenses and accrued income	557	379	151	27
	9,463	7,657	18,773	9,068

Prepaid expenses and accrued income contain the conventional items, such as rent, insurance premiums, and commissions.

17 Short-term investments, cash, and bank accounts

	Group		Parent Company	
	1999	1998	1999	1998
Short-term investments				
Treasury bills	–	84	–	84
Government bonds	242	239	11	–
Commercial papers	–	78	–	78
	242	401	11	162
Cash and bank accounts	1,044	1,717	330	363
Total	1,286	2,118	341	525

The Parent Company's guaranteed, but unutilized, credit lines equaled 17,000. Subsidiaries had been granted but had not utilized overdraft facilities equaling 3,066.

18 Shareholders' equity

Group	Share capital	Restricted reserves	Retained earnings
Opening balance, Jan. 1	918	5,195	9,154
Dividend to shareholders			–826
New issue of shares	130	3,994	
Statute-barred dividend			0
Transfers between restricted equity and retained earnings		626	–626
Equity hedging			–128
Translation differences for the year			201
Profit for the year			2,247
Closing balance, Dec. 31	1,048	9,815	10,022

Parent Company	Share capital	Share premium reserve	Legal reserve	Retained earnings
Opening balance, Jan. 1	918	–	1,737	3,807
Dividend to shareholders				–826
New issues of shares	130	3,994		
Statute-barred dividend				0
Profit for the year				1,037
Closing balance, Dec. 31	1,048	3,994	1,737	4,018

To strengthen the Group's capital base and enhance financial flexibility following the acquisition of Rental Service Corporation, an Extraordinary General Meeting held on September 6, 1999, approved the issue of new shares with preferential rights to existing shareholders. The new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the Company with net proceeds of 4,125 after deduction for issue expenses of 50.

Group shareholders' equity has been affected by translation differences arising from the application of the current-rate method. The accumulated translation difference in equity since beginning of 1992 amounts to 1,144 (1,071). Translation differences in 1999 amount to 201 and have been reduced by 128 through hedging the net assets of certain subsidiaries.

The Atlas Copco Group's retained earnings are defined as follows: Parent Company's retained earnings plus the Group's share in each subsidiary's retained earnings, to the extent that they can be distributed without writing down the shares in the subsidiary.

This amount has been reduced by deducting the Group's share in the accumulated losses and other reductions of capital in subsidiaries to the extent that these amounts have not affected share values in the Parent Company's accounts. Internal profit eliminated in the consolidated balance sheet has also been charged against the Group's retained earnings.

Of the Group's retained earnings, 20 will be transferred to restricted reserves based on the proposals of the board of directors in each company.

Any evaluation of the Atlas Copco Group's retained earnings and net profit for the year should take into account that a substantial portion is earned by companies outside Sweden and that in certain cases profits transferred to the Parent Company are subject to taxation or restrictions.

19 Untaxed reserves

Untaxed reserves are reported in the Parent Company Balance Sheet as a compound item; the breakdown into individual items is shown below. These are totally eliminated in the consolidated accounts, as described in Accounting principles, page 15. Of the Parent Company's total untaxed reserves of 1,453, deferred tax accounts for 407, reported in the consolidated accounts.

	Parent Company 1999	1998
Additional tax depreciation		
Buildings	–	2
Equipment etc.	1	–
Tax allocation reserve	1,229	1,075
Foreign exchange reserve	166	207
Tax equalization reserve	57	114
	1,453	1,398

Provisions have been made to the tax allocation reserve as shown below:

	1999
1995	240
1996	253
1997	261
1998	144
1999	177
2000	154
	1,229

20 Provisions for pensions and similar commitments

	Group		Parent Company	
	1999	1998	1999	1998
Swedish companies				
FPG/PRI-pensions	18	522	2	225
Other pensions	48	53	41	45
Companies outside Sweden	1,384	1,365		
	1,450	1,940	43	270

Pension liabilities and pension expenses for the year are calculated by Atlas Copco Group companies according to local rules and regulations. To the extent these rules and regulations allow irrevocable pension obligations not to be reported as costs as pension rights accrue, adjustments have been made in the consolidated accounts. A certain portion of the pension costs for the year is reported as an interest expense, Note 6. Accordingly, the item Provision for pensions is reported among interest-bearing provisions. The decrease in pension provisions reflected the creation of a pension trust in Sweden in the first quarter of 1999 that is not consolidated in the Group's accounts. The amount transferred to the trust was 522.

The majority of the Group's pension obligations are in Sweden, Germany, the United States, and Belgium. In addition to the statutory pension fees paid to government authorities, there are also costs for supplementary pension benefits based on individual or collective agreements between employer and employee representatives.

In Sweden, salaried employees' pension plans are administrated by the Pensions Registration Institute (FPG/PRI).

The amount for foreign companies includes 249 (267)) for health-care benefits. The Atlas Copco Group applies U.S. regulations in accordance with FAS 106 (Employer's accounting for post-retirement benefits other than pensions) for medical care costs and pharmaceuticals for retired employees, which means that the present value of accrued future health care benefits is reported as a provision in the balance sheet.

The Group has been advised by the insurance company SPP that the amount of 224 has been allocated to the Swedish Atlas Copco companies as refund of pensions. The amount has not affected the accounts for 1999.

21 Other provisions

	Group		Parent Company	
	1999	1998	1999	1998
Provisions for guarantee commitments	310	276		
Other provisions	533	463	–	2
	843	739	–	2

22 Long-term liabilities to credit institutions

The Parent Company's long-term interest-bearing liabilities are reported in the balance sheet as a compound item; the breakdown into individual items is shown below:

	Parent Company	
	1999	1998
Liabilities to credit institutions, etc.	10,938	5,266
Liabilities to Group companies	89	98
Total interest-bearing liabilities	11,027	5,364

The Group's long-term liabilities to credit institutions and others are as follows:

	1999	1998
Parent Company		
Bond loan USD 375.0 m.	3,192	3,031
Bond loan USD 400.0 m.	3,405	–
Promissory notes USD 270.0 m.	2,298	2,182
Promissory notes SEK m.	53	53
Available under "SEK 5,000 m. Medium Term Note Program"		
Outstanding EUR 65.0 m.	556	–
SEK 2,030 m.	2,030	–
Less: amortization following year	–596	–
The Parent Company's loan liabilities	10,938	5,266
Subsidiaries		
Finance leasing contracts	13	8
Other long-term loans	26	48
Less: amortization following year	–8	–14
Group loan liabilities	10,969	5,308

Loan liabilities are amortized as follows, translated at the exchange rates prevailing at December 31, 1999.

	Group	Parent Company
2000	604	596
2001	16	–
2002	1,707	1,703
2003	56	53
2004	2,460	2,457
2005 and later	6,730	6,725
	11,573	11,534

Group loan liabilities include future leasing costs attributable to finance leasing contracts. Payments due in 1999 are included in amortization following year and in the current loan liability. Future payments will fall due as follows:

Group	
2000	6
2001–2004	7
	13

23 Current liabilities to credit institutions

	Group		Parent Company	
	1999	1998	1999	1998
Liabilities to credit institutions, etc.	7,588	4,908	7,176	3,874
Amortization following year	604	14	596	–
Liabilities to Group companies			2,319	1,647
Total interest-bearing liabilities	8,192	4,922	10,091	5,521

The Group's current loan liabilities to credit institutions and others are as follows:

	1999	1998
Parent Company		
Available under		
"USD 200 m. Euro Commercial Paper Program"		
Outstanding USD 110.9 m.	944	628
EUR 80.1 m.	684	–
DEM (14.8) m.	–	71
Available under		
"USD 1,800 m. U.S. Commercial Paper Program"		
Outstanding USD 273.8 m.	2,330	2,095
Available under		
"BEF 4,000 m. Treasury Note Program"		
Outstanding BEF (2,962.7) m.	–	693
EUR 194.4 m.	1,662	–
USD 3.9 m.	33	–
Available under		
"SEK 400 m. Commercial Paper Program"	396	150
Available under		
"Medium Term Note Program" SEK 5,000 m.	744	–
Other short-term loans and promissory notes	383	237
The Parent Company's loan liabilities	7,176	3,874
Subsidiaries	412	1,034
Group loan liabilities	7,588	4,908

The Atlas Copco Group's short-term and long-term loans are distributed among the following currencies. The table also reflects the effect of currency swap agreements at year-end.

Currency	Amount m.	SEK m.	1999 %	1998 %
USD	2,204	18,760	98	92
ITL	29	130	1	2
FRF	66	86	0	1
JPY	273	23	0	0
HKD	15	16	0	0
AUD	2	12	0	0
CNY	7	7	0	0
Others		127	1	5
		19,161	100	100

Atlas Copco AB has commercial paper programs for short-term borrowing in the U.S., Europe and Sweden, with a combined volume of about USD 2,300 m., corresponding to SEK 19,600 m. These programs have a K1 rating in Sweden and an A2/P2/F1 rating internationally.

24 Operating liabilities

	Group		Parent Company	
	1999	1998	1999	1998
Advances from customers	307	481	–	–
Accounts payable	2,426	1,924	59	12
Notes payable	58	86	–	–
Income tax liability	313	281	–	–
Other operating liabilities	1,613	1,250	6	4
Accrued expenses and prepaid income	3,037	2,398	949	537
Total non-interest-bearing liabilities	7,754	6,420	1,014	553

Accrued expenses and prepaid income for the Group contains the conventional items, such as social costs, vacation pay liability, commissions and accrued interest.

25 Assets pledged and contingent liabilities

	Group		Parent Company	
	1999	1998	1999	1998
Assets pledged for debts to credit institutions				
Real estate mortgages	8	55	–	–
Chattel mortgages	66	66	–	–
Receivables	132	115	–	–
	206	236	–	–
Contingent liabilities				
Notes discounted	68	76	–	–
Sureties and other contingent liabilities	1,407	1,435	495	579
	1,475	1,511	495	579

Of the contingent liabilities reported in the Parent Company, 464 (546) relates to contingent liabilities on behalf of subsidiaries.

26 Value added and stakeholders

Value added corresponds to the Group's total revenues, 36,234 less costs for the purchase of raw materials, wholly and semi-finished goods and services, 20,041. The resulting figure is a measure of the company's productive contribution, that is, the value added through processing, management, and other activities.

In 1999, the value added amounted to 16,193 (14,784), an increase of approximately 10 percent, while value added per employee increased approximately 7 percent.

Distribution of value added:

		1999		1998
	SEK m.	%	SEK m.	%
Wages and salaries	7,089	44	6,593	45
Social costs	2,018	12	1,970	13
Depreciation and amortization	2,616	16	1,876	13
Capital costs	1,058	7	708	5
Corporate and municipal taxes	1,137	7	1,322	9
Dividends paid	832	5	787	5
Retained in business	1,443	9	1,528	10
Value added	16,193	100	14,784	100
Value added per employee, SEK thousands	668		627	

The value added is distributed among stakeholders, that is, employees, creditors, the government, municipalities, and shareholders. Remaining funds are retained in the Company to cover the cost of wear on plant and equipment (depreciation) and to provide for continued expansion of operations (retained in the business).

Goodwill

The Group applies an amortization period of 40 years for goodwill arising from the acquisitions of the U.S. companies Milwaukee Electric Tool Corporation in 1995 (approximately USD 440 m.), Prime Service, Inc. in 1997 (approximately USD 870 m.) and Rental Service Corporation in 1999 (approximately USD 860 m.). This provides the most accurate picture of the strategic acquisitions' impact on the Atlas Copco Group's earnings and financial position.

In taking this position, Atlas Copco deviated from that part of the present recommendations of the Swedish Financial Accounting Standards Council, which prescribes amortization of goodwill over a maximum of 20 years. This does, however, not conflict with the legislation now in effect. Neither does this deviation represent a breach of the registration contract with the Stockholm Stock Exchange.

During 1996, the Swedish Financial Accounting Standards Council implemented a general review of its recommendation and published a new version, which became effective on January 1, 1997. However, with regard to the maximum amortization period for goodwill, the Council has elected to delay its recommendation pending the position to be adopted by the International Accounting Standards Committee (IASC). IASC has agreed on a standard, effective as from January 1, 2000, whereby goodwill is to be amortized over its economic life. This means that the amortization period can exceed 20 years. The Swedish Financial Accounting Standards Council has in November 1999 issued a draft standard on amortization of goodwill in accordance with IASC's standard. The standard is intended to be effective as from January 1, 2001.

Atlas Copco's recent strategic acquisitions involve three large American groups with operations and sales mainly in the United States. The companies generate large operating cash flows and derive ongoing operating benefits from very strong brand names and extensive customer lists. In these cases there are strong reasons for the choice of an amortization period longer than 20 years. One reason being that it provides the most accurate picture of the acquisition to the financial markets. Another important reason for applying a longer amortization period is attributable to competitive factors. Atlas Copco needs to be in the same position as other parties in calculating the economic consequences of the purchase price and in the subsequent financial reporting of the acquisition. Currently, profitable companies command a price on the market, which to a very large extent exceeds reported shareholders' equity. Consequently, the accounting for goodwill becomes significant.

Since Atlas Copco is an international group with 97 percent of its sales outside Sweden – a country where there are no comparable competitors to the acquired companies – it is of major importance that the financial statements is internationally comparable. It is therefore necessary that the Swedish companies can apply rules equivalent to those of foreign competitors. These rules permit amortization of goodwill over periods of up to 40 years.

For purposes of comparison, the impact on earnings resulting from the application of goodwill amortization over periods of 20 and 40 years is shown below:

Condensed Income Statement 1999 SEK m.

Amortization period	20 years	40 years
Revenues	36,234	36,234
Operating expense	–32,121	–31,764
Operating profit	4,113	4,470
– as percentage of revenues	11.4	12.3
Profit after financial items	3,055	3,412
– as percentage of revenues	8.4	9.4
Profit for the year	1,890	2,247
Earnings per share, SEK	9.68	11.50
Equity/assets ratio, percent	38.2	39.3

Shares and Participations

December 1999

	Number of shares	Per-cent held[1]	Book value
Directly owned product companies			
Atlas Copco Rock Drills AB, 556077-9018, Örebro	1,000,000	100	200
Atlas Copco Craelius AB, 556041-2149, Märsta	200,000	100	20
Uniroc AB, 556001-9019, Fagersta	2,325,000	100	112
Secoroc AB, 556373-8896, Fagersta		100	
Atlas Copco Berema AB, 556069-7228, Nacka	60,000	100	100
Atlas Copco Tools AB, 556044-9893, Nacka	100,000	100	20
Directly owned sales companies			
Atlas Copco Construction and Mining Export AB, 556395-7793, Nacka	1,000	100	7
Atlas Copco CMT Sweden AB, 556100-1453, Nacka	103,000	100	10
Atlas Copco Iran AB, 556155-2760, Nacka	3,500	100	0
Atlas Copco Compressor AB, 556155-2794, Nacka	60,000	100	10
Agartson Agentur och Förvaltnings AB, 556267-1403, Järfälla		100	
Hamrin Adsorptions- och Filterteknik AB, 556145-4017, Järfälla		100	
Atlas Copco Ges.m.b.H., Vienna	45,000	100	13
Atlas Copco Brasil Ltda., Sao Paulo	22,909,088	100	65
Atlas Copco Argentina S.A.C.I., Buenos Aires	157	0[2]	0
Atlas Copco Tools spol s. r. o., Prague	500	100	0
Atlas Copco Chilena S.A.C., Santiago de Chile	24,998	100	6
Atlas Copco (Cyprus) Ltd., Nicosia	99,998	100	0
Atlas Copco Kompressorteknik A/S, Copenhagen	4,000	100	2
Atlas Copco (India) Ltd., Mumbai	2,892,000	40	0
Atlas Copco KK, Tokyo	375,001	100	23
Atlas Copco Kenya Ltd., Nairobi	14,999	100	0
Atlas Copco (Malaysia), Sdn. Bhd., Kuala Lumpur	700,000	70	2
Atlas Copco Maroc SA., Casablanca	3,852	96	1
Atlas Copco (Philippines) Inc., Paranaque	121,995	100	3
Soc. Atlas Copco de Portugal Lda., Lisbon	1	100	22
Atlas Copco (South-East Asia) Pte. Ltd., Singapore	2,500,000	100	8
Atlas Copco (Schweiz) AG, Studen/Biel	7,996	100	12
Atlas Copco Venezuela S.A., Caracas	37,920	100	14
Directly owned holding companies and subsidiaries			
Oy Atlas Copco Ab, Vantaa	150	100	30
Oy Atlas Copco Kompressorit Ab, Masala		100	
Oy Atlas Copco Louhintateknikka Ab, Masala		100	
Oy Atlas Copco Tools Ab, Masala		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco France Holding S.A., Franconville	329,994	100	192
Compresseurs Mauguière S.A., Sermamagny		100	
Atlas Copco Compresseurs S.A., Franconville		100	
Atlas Copco Applications Industrielles S.A., Franconville		100	
Atlas Copco Forage et Démolition S.A., Franconville		100	
Ets. Georges Renault S.A., Nantes		100	
Desoutter S.A., Nanterre		100	
Compresseurs Worthington-Creyssensac S.A., Meru		100	
Atlas Copco Crépelle S.A., Lille		100	
Atlas Copco Holding GmbH, Essen	1	99[2]	220
Atlas Copco Energas GmbH, Cologne		100	
Atlas Copco MCT GmbH, Essen		100	
Atlas Copco Tools GmbH, Essen		100	
Atlas Copco Kompressoren GmbH, Essen		100	
Desoutter GmbH, Hochstadt		100	
IRMER+ELZE Kompressoren GmbH, Bad Oyenhausen		100	
Atlas Copco Elektrowerkzeuge GmbH, Essen		100	
Atlas Copco Electric Tools GmbH, Winnenden		100	
Chicago Pneumatic Tool GmbH, Geisenheim		100	
Mark Kompressoren GmbH, Geretsried		100	
Atlas Copco EAC GmbH, Essen		100	
Atlas Copco UK Holdings Ltd., Hemel Hempstead	28,623,665	100	295
Atlas Copco Compressors Ltd., Hemel Hempstead		100	
Atlas Copco Construction & Mining Ltd., Hemel Hempstead		100	
Atlas Copco Tools Ltd., Hemel Hempstead		100	
Worthington-Creyssensac Air Compressors Products Ltd., Gravesend		100	
Atlas Copco International Holdings Ltd., Hemel Hempstead		100	
Atlas Copco (Ireland) Ltd., Dublin		100	
Desoutter Brothers (Holdings) PLC, Hemel Hempstead		100	
Desoutter Ltd., Hemel Hempstead		100	
Desoutter Sales Ltd., Hemel Hempstead		100	
Atlas Copco Beheer b.v., Zwijndrecht	15,712	100	604
Atlas Copco Airpower n.v., Wilrijk		100	
Atlas Copco Coordination Center n.v., Wilrijk	1	0[2]	0
Atlas Copco Compressor International n.v., Wilrijk		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Kompresory s.r.o., Prague		100	
Atlas Copco Kompresor Spolka, zo.o., Warsaw		100	
Atlas Copco Kompresszor Kft., Budapest		100	
Atlas Copco Mfg. Korea Co. Ltd, Seoul		100	
Atlas Copco Makinalari Imalat A.S., Istanbul	2,548,020	11[3]	0
Atlas Copco Rental Europe n.v., Rumst		100	
Atlas Copco S.A.E., Madrid		100	
Worthington Internacional Compresores S.A., Madrid		100	
Desoutter S.A., Madrid		100	
Atlas Copco Internationaal b.v., Zwijndrecht		100	
Atlas Copco Australia Pty Ltd., Blacktown		100	
Secoroc Australia Pty Ltd., Gateshead		100	
Atlas Copco (NZ) Ltd., Lower Hut		100	
Atlas Copco Belgium n.v., Overijse		100	
Abird Holding n.v., Rotterdam		100	
Power Tools Distribution n.v., Hoeselt	1	0[2]	0
Atlas Copco Tools Europe n.v., Overijse		100	
Atlas Copco ASAP n.v., Wilrijk		100	
Tool Technics n.v., Limburg		100	
Atlas Copco Colombia Ltda., Bogota		100	
Atlas Copco Equipment Egypt SAE, Cairo		80	
Atlas Copco Hellas AE, Rentis		100	
Atlas Copco (China) Investment Co Ltd., Shanghai		100	
Nanjing Atlas Copco Construction Machinery Ltd, Nanjing		92	
Wuxi-Atlas Copco Compressor Co. Ltd., Wuxi		92	
Atlas Copco (Shanghai) Trading Co. Ltd., Shanghai		100	
Atlas Copco China/Hong Kong Ltd., Kowloon		100	
PT Atlas Copco Indonesia, Jakarta		80	
Atlas Copco Italia S.p.A., Milano		100	
Ceccato Aria Compressa S.p.A., Vicenza		100	
Worthington Aria Compressa S.p.A., Milano		100	
Desoutter Italiana S.r.l., Milano		100	
Chicago Pneumatic Tool Co S.r.l., Milano		100	
Inversora Capricornio S.A. de C.V., Tlalnepantla		100	
Atlas Copco Mexicana S.A. de C.V., Tlalnepantla		100	
Prime Equipment S.A. de CV, Monterrey		100	
Atlas Copco Nederland b.v., Zwijndrecht		100	
Atlas Copco Canada Inc., Dorval		100	
Atlas Copco Peruana S.A., Lima		100	
Atlas Copco Boliviana S.A., La Paz		100	
Atlas Copco Ecuatoriana S.A., Quito		100	
ZAO Atlas Copco, Moscow		100	
Atlas Copco Holdings South Africa (Pty) Ltd., Benoni		100	
Atlas Copco South Africa (Pty) Ltd., Benoni		100	
Interoc (Pty) Ltd., Springs		100	
Secoroc (Pty) Ltd., Springs		100	
Desoutter (S.A.) (Pty) Ltd., Sandton		100	
Alliance Tools SA (Pty) Ltd., Springs		100	
Atlas Copco (Botswana) (Pty) Ltd., Gaborone		100	
Atlas Copco Namibia (Pty) Ltd., Windhoek		100	
Atlas Copco Taiwan Ltd., Taipei		100	

	Number of shares	Per-cent held[1]	Book value
Atlas Copco Ghana Ltd., Accra		100	
Atlas Copco (Zambia) Ltd, Ndola		100	
Atlas Copco Zimbabwe (Private) Ltd., Harare		100	
Atlas Copco A/S, Langhus	4,498	100	32
Atlas Copco Kompressorteknikk A/S, Langhus		100	
Atlas Copco Anlegg- og Gruveteknikk A/S, Langhus		100	•
Berema A/S, Langhus		100	
Atlas Copco Tools A/S, Langhus		100	
Atlas Copco North America Inc., Wayne, NJ	35,506	40[2]	796
Atlas Copco North America Finance LLC, Wayne, NJ		100	
Atlas Copco Raise Boring Inc., Portland, OR		100	
Atlas Copco Berema Inc., Norwalk, MA		100	
Atlas Copco Comptec Inc., Voorheesville, NY		100	
Atlas Copco Compressors Inc., Holyoke, MA		100	
Atlas Copco Tools Inc., Farmington Hills, MI		100	
Atlas Copco Roctec Inc., Denver, CO		100	
Atlas Copco Assembly Systems Inc., Detroit, MI		100	
Atlas Copco Rotoflow Inc., Los Angeles, CA		100	
Uniroc, Inc., Commerce City, CO		100	
Atlas Copco Wagner Inc., Portland, OR		100	
Desoutter Inc., Livonia, MI		100	
Chicago Pneumatic Tool Company, Rock Hill, SC		100	
Chicago Pneumatic International Inc. Rock Hill, SC		100	
Chicago Pneumatic Tool Company Canada Ltd., Toronto		100	
Chicago Pneumatic India Ltd., Mumbai		51	
Esstar Inc., New Haven, CT		100	
Esstar Industries Inc., New Haven, CT		100	
Milwaukee Electric Tool Corporation, Brookfield, WI		100	
Prime Service, Inc., Houston, TX		100	
Prime Equipment Company, Houston, TX		100	
Rental Service Corporation, Scottsdale, AZ		100	
Rental Service Corporation, USA Ltd., Scottsdale, AZ		100	
Rental Service Corporation, Canada, Ltd., Calgary		100	
Other directly owned subsidiaries			
Atlas Copco Construction & Mining Technique AB, 556277-9537, Nacka	700,500	100	356
Industria Försäkrings AB, 516401-7930, Nacka	50,000	100	5
Atlas Copco Customer Credit AB, 556109-9150, Nacka	45,000	100	5
Atlas Copco Reinsurance S.A., Luxemburg	4,999	100	8
Robbins Europe AB, 556062-0212, Nacka	95,000	100	11
24 dormant companies			23
TOTAL BOOK VALUE			**3,227**

1) Percentage of number of shares equal to percentage of votes
2) Percent held refers to Atlas Copco AB, remaining holding owned by other Group companies
3) Percent held refers to Atlas Copco AB, 88 percent owned by other companies within the Group

Financial Exposure

The objective of Atlas Copco's financial risk policy is to minimize the financial risks to which the Group is exposed. It is designed to create stable conditions for the business operations of the divisions and contribute to a stable growth in shareholders' equity and dividend.

Currency risk

Changes in exchange rates affect Group earnings and equity in various ways:

- Group earnings – when revenues from sales and costs for production are in different currencies (transaction risk).
- Group earnings – when earnings of foreign subsidiaries are translated into SEK (translation risk).
- Group shareholders' equity – when the net assets of foreign subsidiaries are translated into SEK (translation risk).

Transaction risk

The Group's net cash flows in foreign currency give rise to transaction risks which corresponds to a value of approximately SEK 5,000 m. The largest surplus currencies, meaning those in which revenues exceed costs, and the deficit currencies, are shown in graph 1.

According to the policy such foreign currency flows must be hedged but only for the period it is estimated it takes to adjust prices and/or costs to the new exchange rates. These periods vary among the divisions and amount on average to 3–4 months for the Group. Consequently, changes in exchange rates have a relatively rapid impact on Group earnings.

The hedging of currencies is aimed at securing calculated gross margins, and not maximizing them through speculation.

Translation risk

The risk policy states that the translation effect of currency changes on the Group's equity, expressed in SEK, shall be reduced by matching the currency of loans with the currency of the net assets, which corresponds to the value of net investment in foreign entities. Derivative contracts like forwards, swaps and options shall not be used for this hedging purpose, as derivative contracts give rise to cash flow risks at roll-over dates.

The percentage of foreign equity that will be effectively hedged against the SEK will vary depending on the borrowing requirements. As per December 31, 1999, approximately 24 percent was hedged, primarily USD vs SEK.

The interest differential between international and Swedish interest rates on the remaining forward contracts and swap agreements used in the hedge appears in the Group's interest net and was in 1999 SEK –8 m. (–6). Note 18 in the financial statements shows how shareholders' equity was affected by currency hedging in 1999. The value of the equity of foreign subsidiaries at year-end 1999 corresponded to approximately SEK 11,300 m. and is shown in graph 2, distributed by main currencies.

Graph 3 shows the approximate currency translation effects on Group earnings for the year when the earnings of foreign subsidiaries are translated to SEK.

Graph 1
Transaction Exposure (in the most important currencies)


SEK billion
3
2
1
0
–1
–2
–3
USD
CAD
AUD
NOK
EUR
SEK

Graph 2
Net Assets in Foreign Currency


SEK billion
8
7
6
5
4
3
2
1
0
USD
GBP
FRF
DEM
OTHER

Graph 3
Translation Effect on Earnings before Tax


Change in exchange rate SEK, %
8.0
6.0
4.0
2.0
0
–2.0
–4.0
Change in earnings SEK m.
+150 +100 +50 0 –50 –100 –150

Interest-rate risk

Atlas Copco's net interest items are affected by changes in market interest rates. The speed with which a permanent change in the interest rate can have an impact on net interest income or expense is dependent on the duration of the fixed interest periods on loans and investments. According to the financial risk policy, the average interest-rate period for loans shall not exceed three years and not be less than three months. Deposits with fixed interest shall not exceed 12 months. At the time of print-

ing this report in February 2000, the average interest-rate period was approximately 2 years for loans and less than one month for investments.

Standardized derivative instruments are used actively to control interest-rate exposure, for example, by extending or reducing the average interest-rate period without replacing the underlying loan or deposit.

Funding risk

Atlas Copco's financial policy states there should always be sufficient funds in cash and committed credit facilities to cover expected requirements for the next 12 months. Currently the Group has committed credit facilities of SEK 17,000 m. A substantial portion of the total debt shall always be long-term. The aim is to have an amount corresponding to all fixed assets covered by equity and interest-bearing debt with longer maturity than five years, including pension liability.

Atlas Copco Internal Bank

In the area of financing and financial risk management there are clear and obvious advantages of a centralized management for an international Group like Atlas Copco. To safeguard that these benefits remain in the Group while respecting the decentralized operating structure of the Group, the Atlas Copco Internal Bank was developed.

The Internal Bank's mission is to serve the subsidiaries within the Group with loans, deposits, foreign exchange and trade finance transactions. All transactions and services are priced at market prices.

Furthermore, the Internal Bank manages the intercompany netting system and cash pooling within the Group. It is also the only entity that can take active risk positions in the currency and bond markets. This trading activity is governed by a risk mandate from the Board of Director's and has since the creation of the Internal Bank given a steady contribution to the Group's result.

During 1999 no credit losses on investments was recorded in this active risk management.

Financial derivative instruments

Atlas Copco uses standardized financial derivatives such as forward transactions, option and swaps, primarily with a view to reducing currency and interest-rate risks.

These financial derivatives are also highly valuable complements to loans and investments in efforts to effectively control the Group's cash balances and borrowing. The liquidity of these instruments is also normally higher than in the underlying assets. The difference between market value and book value of all the Group's derivative instruments at year-end 1999 was insignificant.

Exchange Rates

			Year-end rate		Average rate	
Country	Value	Currency code	1999	1998	1999	1998
Australia	1	AUD	5.56	4.95	5.31	5.01
Austria	100	ATS	62.13	68.70	64.20	64.20
Belgium	100	BEF	21.19	23.40	21.90	21.90
Canada	1	CAD	5.86	5.21	5.56	5.36
European Union	1	EUR	8.55	9.52	8.84	
France	100	FRF	130.32	144.10	134.68	134.80
Germany	100	DEM	437.08	483.20	451.70	451.80
Great Britain	1	GBP	13.76	13.53	13.40	13.21
India	100	INR	19.60	19.00	19.20	19.30
Italy	100	ITL	0.441	0.488	0.456	0.458
Japan	100	JPY	8.33	7.01	7.34	6.10
Luxembourg	100	LUF	21.19	23.40	21.90	21.90
The Netherlands	100	NLG	387.92	428.80	400.89	400.80
Norway	100	NOK	105.90	107.10	106.00	105.50
Singapore	1	SGD	5.11	4.87	4.89	4.77
South Korea	100	KRW	0.751	0.673	0.697	0.579
Spain	100	ESP	5.14	5.68	5.31	5.32
Switzerland	100	CHF	532.40	590.80	551.80	548.80
U.S.	1	USD	8.51	8.08	8.28	7.96
Atlas Copco,s currency index for transaction exposure			102.4	98.3	100.0	98.1

(A higher index indicates a positive effect on Group earnings.)

Based on the value of payment flows in various currencies, Atlas Copco applies a weighted currency index, in which the average rate for 1999 is the base period. The index shows how earnings are affected by changes in exchange rates. With the current flows and prevailing exchange rates, each percentage point represents a gross impact – before any hedging or adjustment measures – of SEK 75–80 m. on annual earnings before tax.

U.S. and International Accounting Standards

The Group prepares its financial statements in accordance with generally accepted accounting principles in Sweden (Swedish GAAP). Swedish GAAP differs in certain significant respects from accounting principles generally accepted in the United States (US GAAP) and International Accounting Standards (IAS) adopted by the International Accounting Standards Committee. The following sections include information of certain significant differences for standards currently in effect between US GAAP and Swedish GAAP, and IAS and Swedish GAAP, which management believes is relevant to the Group.

US GAAP

Capitalization of interest

According to Swedish GAAP, the interest on external financing of assets constructed or otherwise produced for own use may be expensed. US GAAP requires that interest must be capitalized for certain qualifying assets if certain conditions are met as part of the historical cost of acquiring and making ready for their intended use.

Foreign currency transactions

The Group uses forward exchange contracts to hedge certain future transactions based on budgeted volume. For Swedish GAAP purposes, unrealized gains and losses on such forward exchange contracts are deferred and recognized in the income statement in the same period that the hedged transaction is recognized.

Under US GAAP, gains and losses on forward exchange contacts can be deferred only to the extent that the forward exchange contract is designated and is effective as a hedge of a firm commitment. Forward exchange contracts that exceed the amount of or that are not designated as hedges of firm commitments are marked to market under US GAAP and unrealized gains and losses are recorded in the income statement.

Pensions

Both Swedish and U.S. standards have the same objective which is the accruing for the projected cost of providing such pensions. There are certain differences with US GAAP being generally more prescriptive, requiring the use of the projected unit credit method; whereas under Swedish GAAP, the accrued benefit obligation is calculated. Other areas of differences include the actuarial assumptions, the treatment of actuarial gains and losses and plan changes. Provisions for pensions and related expenses for Atlas Copco's U.S. subsidiaries have been reported in the consolidated accounts in accordance with US GAAP.

Business combinations

Under Swedish GAAP, there are a number of criteria which determine whether a combination should be accounted for as a merger (pooling of interests). The criteria are designed to determine whether the business combination meets the conceptual definition of a merger.

The US GAAP criteria, although similar, are more prescriptive than those under Swedish GAAP. One of the criteria in US GAAP is that none of the merging companies may be a subsidiary of another company during the two years preceding the merger.

Income taxes

Atlas Copco reports deferred taxes on certain differences between financial reporting values and tax values. According to US GAAP, income taxes are accounted comprehensively under the liability method with deferred tax assets and liabilities being recognized on significantly all temporary differences between the bases of assets and liabilities as measured by tax and those reported in the financial statements. Valuation allowances are recognized for deferred tax assets if it is considered more likely than not that all or some portion of the deferred tax asset will not be recognized.

Goodwill and other intangibles

Generally Atlas Copco accounts for subsidiaries acquired by use of the purchase method which requires that goodwill arising on consolidation is capitalized and amortized on a straight-line basis over periods up to 40 years. Intangible assets are subject to a permanent impairment test.

Under US GAAP, all long-lived assets including goodwill are subject to a specific impairment test using undiscounted cash flows.

Debt and marketable equity securities

Atlas Copco accounts for financial and other investments held for trading purposes at the lower of cost or market. Financial and other investments, that are to be held to maturity, are valued at amortised cost.

US GAAP requires that all debt and marketable equity securities be classified within one of the three following categories: "held-to-maturity", "trading", or "available for sale". Debt securities which management has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near future are classified as trading securities and measured at fair value with the unrealized gains and losses included in net profit. Debt and marketable equity securities not classified as either held-to-maturity or trading are classified as available

for sale and recorded at fair value with the unrealized gains and losses excluded from net profit and reported, net of applicable income taxes, as a separate component of shareholders' equity.

Translation of foreign currency financial statements in hyper-inflationary economies

For subsidiaries that operate in hyper-inflationary economies, primarily Latin America, the Group in consolidation remeasures the financial statements of the subsidiary as if USD was the functional currency.

Under US GAAP, the group would be required to translate the financial statements of subsidiaries that operate in hyper-inflationary economies as if the reporting currency, SEK, was the functional currency of the subsidiary.

Restructuring provisions

Under US GAAP, the recognition of restructuring cost is deferred until a commitment date is established, generally the date that management having the appropriate level of authority commits the company to the restructuring plan, identifies all significant actions, including the method of disposition and the expected date of completion, and in the case of employee termination, specifies the severance arrangements and communicates them to employees. The guidance under Swedish GAAP is not as prescriptive and in certain circumstances allow for earlier recognition.

Leases

Under Swedish GAAP, leases are reported in the consolidated financial statements as either financial or operating leases. A financial lease entails the transfer to the lessee, to a material extent, the economic risks and benefits generally associated with ownership. If this is not the case, the lease is reported as an operating lease and the lease payments are expensed as incurred.

The lease accounting rules under US GAAP are generally more prescriptive and would require leases that either transfer ownership, contain minimum payments in excess of 90 percent of fair market value of the leased asset, or the lease term is equal to or greater than 75 percent of the estimated economic life in the property, or contain a bargain purchase option are to be treated as a capital or finance lease.

Sale and lease back

Under Swedish GAAP, capital gains from property sold are recognized at the time of sale even when an operating lease is signed with the new owner.

Under US GAAP, gains realized would be deferred over the duration of the lease contract.

Revaluation of assets

Under Swedish GAAP, properties may under certain circumstances be written up and reported at values in excess of the acquisition cost. Such revaluation of assets is not permitted in accordance with US GAAP.

International Accounting Standards (IAS)

Retirement benefits

Similarly to US GAAP, the actuarial methods and assumptions prescribed under IAS vary from Swedish GAAP with IAS also requiring the use of the projected unit credit method. Likewise actuarial assumptions and the treatment of actuarial gains and losses and plan changes may differ from Swedish GAAP.

Income taxes

In accordance with IAS, deferred tax is provided in respect of temporary differences which are differences between the accounting and tax measurement of assets and liabilities. Liabilities are provided in full and assets are recognized to the extent that it is probable that a future taxable profit will be available against which the deferred tax asset may be utilized.

Appropriation of Profit

Proposed distribution of profit

As shown in the balance sheet of Atlas Copco AB, the following funds are available for appropriation by the Annual General Meeting:

Unappropriated earnings from preceding year	SEK	2,981,214,444
Profit for the year	SEK	1,036,639,271
	SEK	4,017,853,715

The Board of Directors and the President propose that these earnings be appropriated as follow:

To the shareholders, a dividend of SEK 4.75 per share	SEK	995,610,374
To be retained in the business	SEK	3,022,243,341
	SEK	4,017,853,715

Nacka, February 18, 2000

Anders Scharp
Ordförande

Jacob Wallenberg | Michael Treschow | Paul-Emmanuel Janssen

Hari Shankar Singhania | Sune Carlsson | Lennart Jeansson

Kurt Hellström | Ulla Litzén | Giulio Mazzalupi *Verkställande direktör*

Tore Hedberg | Bengt Lindgren | Lars-Erik Soting

Auditors' Report

To the General Meeting of the shareholders of Atlas Copco AB (publ), Corporate identity number 556014-2720

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the Board of Directors and the President of Atlas Copco AB (publ) for the year 1999. These accounts and the administration of the company are the responsibility of the Board of Directors and the President. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the Board of Directors and the President, as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the President. We also examined whether any board member or the President has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the Company's and the Group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the Parent Company and the Group be adopted, that the profit for the Parent Company be dealt with in accordance with the proposal in the administration report and that the members of the Board of Directors and the President be discharged from liability for the financial year.

Nacka, February 25, 2000

Stefan Holmström
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant



On January 1, 1999, the Rental Service business area was established to emphasize the increased importance of Atlas Copco's North American equipment rental operations. The Business Area now consists of two divisions, Prime Service and Rental Service Corporation.



Standing on a Firm Foundation for Growth

1999 started weak for the Group, but good progress was made later in the year. Atlas Copco made a number of important moves this year in line with its strategy. One was the acquisition of Rental Service Corporation (RSC), the second big step into the equipment rental business in North America.

Throughout 1999, business conditions in North America remained buoyant, with the equipment rental industry growing at an even faster rate than the economy as a whole. In Europe, expectations of stronger growth were not fulfilled. Production activity increased during the year, but investment stayed at a low level.

In the second half of 1999, many Asian economies started to develop better than originally anticipated. The Russian and South American economies were generally weak, with slower recovery.

1999 performance

Atlas Copco increased revenues 7 percent in 1999, corresponding to a volume decrease of 2 percent. Good progress in the last three quarters almost offset the weak start of the year.

Operating profit was SEK 4,470 m. (4,345), including non-recurring items of SEK 83 m. Profit after financial items decreased 6 percent, to SEK 3,412 m., corresponding to a margin of 9.4 percent. The Group's objective is to achieve a profit margin of at least 10 percent over a complete business cycle. The average for 1995–1999 was 11.1 percent.

The Group continued to generate a satisfactory operating cash flow in 1999, SEK 2,413 m., which was 12 percent higher than in 1998.

Strategic moves

Since the beginning of 1999, the Group has operated in four business areas, as Rental Service is now a separate business area. In July, we made our second large acquisition in the equipment rental business in the United States by acquiring Rental Service Corporation (RSC), adding one division to the new business area. The acquisition further manifests Atlas Copco's strategy to grow by providing better service to customers. What drives this strategy is the increasing proportion of sales related to service, rental, accessories, and consumables. The Prime Service and RSC combination enables this business area to optimize its territorial coverage in a powerful way. To further improve Rental Service's competitiveness, projects are under way to develop synergies in areas such as administration, procurement, and distribution.

The strategy of growing by providing better service to customers during the lifetime of the products is also implemented in the Group's other business areas. In Europe, we continued to develop our rental business for compressors and drill rigs. Service contracts have always been a major business for compressors. For rock-drilling equipment, full-service contracts that include spare parts and drill steel have become more common. The motor vehicle industry is requesting more involvement from manufacturers to safeguard their processes, such as service and repair at a fixed cost, and we provide service workshops for tools on-site.

In the longer term, Atlas Copco aims for the same presence in Asia as in Europe and North America. Consequently, one of the highlights of the year was that the Asian region began to recover, and business trends are pointing up. To be prepared for more activity, we have continued to develop managers in this area.

Compressor Technique

In 1999, Compressor Technique extended its range of industrial compressors which consumes less energy, and new portable compressor and generator models were introduced to the equipment rental industry. Production in Asia was consolidated, and the Wuxi plant in China expanded capacity. Two companies have been acquired to strengthen the product rental business: Rand-Air in South Africa and ABIRD BV in the Netherlands. Also, new sales companies were established in Egypt and Indonesia.

Construction and Mining Technique

Construction and Mining Technique capitalized on investments it had made in new laboratories in Sweden. A new range of surface crawlers and an extended range of underground drilling rigs were introduced, based on an established modular concept. For the construction industry, a series of hydraulic breakers was launched.

Industrial Technique

Industrial Technique presented a number of new tools: grinders, angle nut-runners, and a series of cordless tools that use a universal charger. To serve customers better, the Alliance Tools division combined tools from three different brands into a single, broader offering. Atlas Copco Controls was divested, because it was not considered a core business. Finally, just before year-end, the business area acquired the service repair specialist Tool Technics NV in Belgium.

Rental Service

Besides the major acquisition of RSC, six smaller companies with nine locations were acquired in regions that had not been

fully served previously. The Prime Energy business continued to grow, and demand for products used in temperature control and for generators was better in the food, manufacturing, petrochemical, and entertainment industries.

Environmental commitment

I am pleased to report new development in Atlas Copco's environmental work, in line with our strategy. In 1999, Milwaukee Electric Tools completed its audit for ISO 14001 certification, and the Group's electric tools business has now fully implemented the environmental management system. In total, 51 percent of the Group's production capacity are now certified, and more units are on their way.

To contribute to a better working environment for our customers while the products are in use, and to give Atlas Copco a competitive edge, our product development integrates environmental and ergonomic aspects in the process.

The Internet opportunity

The use of the Internet and e-commerce will have a major impact on our way of doing business. We will use the Internet for information, for interaction, and for transactions with customers, suppliers, and employees, to develop and improve our processes. The objective is to broaden and deepen our sales reach, to improve service to customers, and to develop internal efficiency. Atlas Copco has launched a number of projects at the Group and business area levels, and resources are being put in place. To support this development, we have published a policy and identified a working standard with clear responsibilities.

Common service providers

Internet technology offers exciting potential for people spread around the world to work together and to gain synergy between operations. With the focus on increased efficiency in administrative and support processes, we seek new solutions and structures which we can develop. A milestone in this respect is Atlas Copco ASAP, a common service provider established in 1999 to serve European sales companies with administrative services. The aim is to provide internal customers with higher quality services faster and to reduce the cost of doing business.

People carry the Group forward

Our success is based on good processes driven by customers, products, and people, where people are the asset that makes it all happen. One area in focus is the recruitment and retention of talented people, where the key task for Atlas Copco is to stay an attractive employer.

As a part of our skills development program, we held a number of regional Group Seminars for general managers of business units. The primary purpose was to develop managers' personal understanding of their own roles in a changing business environment. The divisions also conduct comprehensive training programs.



We encourage internal mobility in the Group as a means to transfer competencies and increase experience, and available jobs are posted on our internal job and project market, welcoming people to apply.

Continuous improvement and innovation

To gain a better competitive position, Atlas Copco must deal with continuous improvement and innovation. We are facing a number of important tasks for the Group, such as developing innovative products, applying the power of the Internet, and furthering synergies. At the same time, we must continue efforts to tighten our control over working capital and to reduce costs. I am confident that we can do that. We have strong business concepts, have made several key strategic moves, and now stand on a firm competitive foundation for growth.

Giulio Mazzalupi
President and Chief Executive Officer

Consumables and Services Continue to Fuel Growth

% of Group Revenues	Business Area	Business Concept	Brands*
 36%	Compressor Technique 	Compressor Technique concentrates on meeting customer needs in the areas of compression and treatment of air and gases. Hence, the business area develops, manufactures, and markets industrial, stationary, and portable compressors, generators, air dryers, aftercoolers, filters, some gas and process compressors and expanders. Further, the business area offers specialty rental of "air and power".	Atlas Copco, Ceccato, Worthington Creyssensac, Mauguière, Rand-Air, Chicago Pneumatic, Irmer+Elze, Mark Compressors, ABIRD
 16%	Construction and Mining Technique 	Construction and Mining Technique develops, manufactures, and markets rock drilling rigs, rock drilling tools, loading equipment, construction tools, breakers, and geotechnical drilling equipment to satisfy customer needs in rock excavation, light construction and demolition, as well as in exploratory drilling.	Atlas Copco, Secoroc, Kango, JKS Boyles
 28%	Industrial Technique 	Industrial Technique develops, manufactures, and markets pneumatic and electric power tools for industrial and professional customers as well as assembly systems. The business area serves needs relating to industrial manufacturing, the automotive after-market, light construction, and OEMs.	Atlas Copco, Milwaukee, Chicago Pneumatic, AEG, Desoutter, Georges Renault
 20%	Rental Service 	Rental Service aims at satisfying customer needs for rentals, maintenance, service, and sales of new and used equipment. The ambition is to offer a comprehensive range of high quality products and services mainly to the construction and manufacturing industries. Availability, quality, and price are three important success factors.	PRIME Equipment Sales/Rentals, PRIME Energy Systems, RSC Rental Service Corporation

*Registered trademarks.

Atlas Copco is a global industrial group headquartered in Stockholm, Sweden. Revenues for 1999 totaled SEK 36,234 m. The Group employs more than 26,000 people and manufactures products in 14 countries on four continents. The products are sold and rented under different brands through a worldwide sales and service network reaching 150 countries, half of which are served by wholly or partly owned sales companies.

	Goal	5-year Average
Profit margin before tax (%)	10	11.1
Sales growth (%)	8	11.6

Customers/Applications	Characteristics	Key Events in 1999
Compressed air is either used as a source of power or the air itself plays an active role in industrial processes. Clean and dry oil-free air is a crucial input in the electronics, food processing, and pharmaceutical industries. Filters and drying equipment are offered as integrated parts of its compressor packages. Portable compressors are a reliable power source for machines and tools used primarily in the construction sector. Gas and process compressors and expanders are supplied to various process industries.	Compressor Technique claims world leadership in air compressors. Because of its size, the business area can maintain a solid position in world markets and conduct basic research and development in all compressor technologies and fields related to the environment. The main production plant is ISO 14001 certified and the business area has made major achievements in reducing energy consumption for some of the key products.	• New generation of compressors launched across all areas. • Key patents on core technology granted. • Manufacturing capacity in Wuxi, China, expanded. • Rental companies Rand-Air Ltd., South Africa, and ABIRD BV, the Netherlands, acquired. • New sales companies established in Indonesia and Egypt.
Construction and Mining Technique provides products and services for infrastructure, construction, and mining projects. Drilling rigs are used in tunneling, mining, ground engineering and exploration drilling. Atlas Copco also manufactures drilling tools such as drill steel, drill bits, and cutters. Light rock drills and breakers are used for demolition. Loading equipment is used in underground mining operations and construction projects.	Construction and Mining Technique builds its business on its well-established reputation as a global supplier of state-of-the-art products. Serving mature markets, Construction and Mining Technique aims to remain a leader in terms of quality, reliability, productivity, service, the environment, and ergonomics.	• Major orders received from Russia, Hong Kong, Brazil, India, and Switzerland. • New range of drill rigs, both surface and underground, introduced. • Increased emphasis on rental of drilling rigs. • Distribution of construction tools moved to Power Tools Distribution in Belgium
Industrial tools powered by compressed air or electricity have many industrial applications, including drilling, grinding, riveting, and tightening of nuts and screws. Electric tools are used extensively in the construction industry. Assembly systems, containing high-precision and computerized control systems, are supplied primarily to the automotive industry, for multiple and synchronized nut tightening.	Industrial Technique's success is based on intensive research and development, high quality products offering ergonomic features, an ability to serve large customers on a global basis, and on potent distribution concepts.	• Alliance Tools launched program to consolidate manufacturing. • Atlas Copco Controls sold to Danaher Corporation. • Tool Technics NV, Belgium, a specialty service company, was acquired. • Production and sales operations in and between most divisions further consolidated.
Rental Service serves a well-balanced and diversified customer base of contractors, industrial companies, and homeowners with different needs and activities. Larger multi-regional industrial customers, for example in the petrochemical sector, form an important customer segment. In total, Rental Service has more than 330,000 active customers in the U.S., Canada, and Mexico.	Rental Service operates in a fast-growing industry undergoing rapid consolidation. It has developed its strong market position by applying superior service concepts, efficient information systems, and economies of scale in logistics and purchasing.	• Rental Service established as separate business area. • Rental Service Corporation (RSC) acquired.


Primary Drivers of Atlas Copco Group Revenues
Capital goods 45%
Consumables and aftermarket 55%
Industry
Industrial machinery investment
Industrial production
Construction
Investment in infrastructure
Construction activity
Mining
Mining machinery investment
Metal and ore production

Atlas Copco's key strategies

Growth to secure long-term profitability is one of the key strategies for the Atlas Copco Group. This growth – whether organic or through acquisitions – shall be achieved in three main directions. First, the Group must achieve growth in the existing business by bringing out new products developed from core technologies and by finding new applications in new markets or niches. Second, it must strengthen the presence in Asian markets. Third, the Group shall expand revenue related to "use of products", such as service and maintenance, spare parts and accessories, consumables, and equipment rental, which will ensure further deep participation in our customers' business activities.

Development of the Group is safeguarded by continuous improvement in existing operations and by innovation. Continuous improvement in manufacturing, products, marketing, organization, and business flows are aimed to provide customers with better service and to safeguard short-term profit. Atlas Copco also believes in breakthrough innovation as a means to staying ahead of the competition and maximizing performance in the long run. The Group strongly supports specific projects to foster innovation in technology, concepts, and methods.

The Atlas Copco Group hosts a number of brands and its multi-brand strategy plays a significant role. To better satisfy specific customer needs, products and services are differentiated and marketed under various brands through different distribution channels. Each brand has a clear role and is justified when it adds to overall revenues and profit for each specific business.

Goals

Through its planning process, Atlas Copco companies use trends, targets, and goals to manage their businesses. Annual budgets have been abolished to give way to more forward-looking, continuous, and comprehensive managerial tools.

The financial target is to achieve a margin of profit after financial items of at least 10 percent over a business cycle. For the past five years, the Group's profit margin has averaged 11.1 percent. In 1999, the profit margin was 9.4 percent (10.8).

To secure long-term profitability, growth must be a top priority for the Atlas Copco Group. The growth target is an annual rate of sales growth averaging 8 percent over a business cycle. This growth shall be accomplished with a balance of organic and acquisition growth. In the past five years, compound annual growth has averaged 11.6 percent, mainly owing to acquisitions.

Among qualitative targets and goals, Atlas Copco expects all products and services to boost customers' productivity and competitiveness. All divisions should be leaders in the area of environmental protection, which will strengthen their businesses. In the marketplace, Atlas Copco focuses on being first in mind – first in choice of our customers. Surveys are continuously performed to assess the success of Atlas Copco companies in this regard.

Strong market presence

Atlas Copco manufactures and assembles products in 14 countries. Manufacturing is chiefly concentrated to Belgium, the U.S., Sweden, Germany, France, and India.

The Atlas Copco Group has a strong market presence and strives to maintain close and long-term relationships with its customers. Products are marketed through the Group's own sales operations in some 70 countries and through distributors in another 80 countries. The goals of strengthening ties with customers and emphasizing service and after-market revenues were vital factors in the Group's acquisitions of Prime Service and Rental Service Corporation.

The European market accounts for 37 percent of Group sales, the North American market 45 percent. Atlas Copco is dedicated to expanding the relative share of emerging markets, especially Asian markets. The recent expansion of Compressor Technique's manufacturing capacity in Wuxi, China, exemplifies the Group's commitment and belief in the region. However, the electric tool manufacturing has been transferred to Germany from China.

Increased importance of consumables, rentals, and services

Following the recent major acquisitions of Rental Service Corporation (1999), Prime Service (1997), and Milwaukee


Sales Growth
%
21
18
15
12
9
6
3
0
95 96 97 98 99
Average 95–99
Long-term target
Growth from previous year


Profit Margin
%
21
18
15
12
9
6
3
0
95 96 97 98 99
Average 95–99
Long-term target
Profit margin


Distribution of Revenues by Business Area and Region
Compressor Technique
Construction and Mining Te
Industrial Technique
Rental Service

Revenues by Customer Category



- Engineering industry 20%
- Automotive industry 10%
- Process industry 15%
- Building and construction industry 40%
- Mining industry 10%
- Other 5%

Revenues by Business Area



- Compressor Technique 36%
- Construction and Mining Technique 16%
- Industrial Technique 28%
- Rental Service 20%

Geographic Distribution of Revenues



- Europe incl CIS 37%
- North America 45%
- South America 4%
- Africa/Middle East 4%
- Asia/Australia 10%

Electric Tool Corporation (1995), Group revenues have become increasingly dependent on consumables, rentals, and services. This shift has resulted from the Group's strategy of getting closer to its customers to secure competitive advantages. For example, the close interaction with customers in the equipment rental business offers a unique opportunity to make the most of end users' contributions to product and business development.

Nevertheless, the Group remains sensitive to the cyclical changes in investment in capital goods in various public and private sectors, such as manufacturing, infrastructure, and mining. The single largest segment in this sector – which is a growing segment – is the automotive industry, which needs substantial volumes of industrial tools, assembly systems, and compressors. Other key segments are the electronics and pharmaceutical industries, which require industrial compressors for core production processes.

Infrastructure projects are important for Atlas Copco's sales of construction equipment, including drilling rigs, drilling tools, breakers and portable compressors. Investment in railways, highways, and power plants often depends on political decisions. In the private sector, metal prices and stocks serve as leading indicators for mining industry demand for drilling equipment and loaders.

Finally, when sales of capital goods increase, the demand for consumables and services is also likely to increase. Customers need tools, spare parts, drill bits, and accessories on an ongoing basis. Demand for these products and services is relatively stable compared to the capital goods themselves, which exhibit more cyclical demand. The gradual shift to consumables and services is reducing cyclical influences on Atlas Copco's total performance.

Important Acquisitions, Joint Ventures and Divestments 1993–1999

1993 Acquisitions: Robbins, U.S. (CMT); Kango, U.K. (IT); Worthington-Creyssensac's European compressor operations, France (CT). Joint venture: Nanjing Atlas Copco Construction Machinery, China (CMT).

1994 Acquisition: Hamrin Adsorptions & Filterteknik, Sweden (CT). Joint venture: Wuxi-Atlas Copco Compressor Company, China (CT). Divestment: Atlas Copco Automation, Sweden (IT).

1995 Acquisitions: Milwaukee Electric Tool Corporation, U.S. (IT); ABB's pressure let-down operations, Germany (CT). Joint venture: Atlas Copco Changchun Electric Power Tool, China (IT).

1996 Acquisition: IRMER+ELZE's portable compressor and pneumatic breaker operations, Germany (CT).

1997 Acquisitions: Thomé-Crépelle, France (CT); Prime Service, U.S. (CT).

1998 Acquisitions: Ceccato's compressor operations, Italy (CT); JKS Boyles, Canada (CMT). Divestment: Robbins, U.S. (CMT).

1999 Acquisitions: Rand-Air, South Africa (CT); ABIRD BV, the Netherlands (CT); Rental Service Corporation, U.S. (RS); Tool Technics NV, Belgium (IT). Divestment: Atlas Copco Controls, Sweden (IT).

Stable Demand for Industrial Compressors and Generators

Demand for compressors ended strong despite a slow start in 1999. European markets remained stable, and the Asia-Pacific region showed encouraging signs of recovery during the second half of the year. Sales reached SEK 13,202 m. (13,540), and operating profit was SEK 2,153 m. (2,283). From January 1, 1999, the equipment rental operations are reorganized into a new business area, Rental Service (see page 62–65), outside Compressor Technique.

	1999	1998	1997
Revenues, SEK m.	13,202	13,540	12,674
Operating profit, SEK m.	2,153	2,283	2,299
Return on capital employed, %	27	30	36
Investments, SEK m.	453	488	521
Number of employees	8,288	8,565	8,037

The Compressor Technique business area, headquartered in Antwerp, Belgium, develops Atlas Copco's position as the world's leading provider of equipment for air compression. The business area develops, manufactures, and markets top quality products for industrial customers who demand a high level of operating reliability and productivity in their operations. Each division is responsible for the development, manufacture, marketing, and sales of its own products. Manufacturing and assembly are concentrated to Belgium, the U.S., Germany and France.

Revenues

Compressor Technique's revenues remained largely unchanged at SEK 13,202 m. (13,540), while orders received ended at SEK 12,965 m. (13,161). Business in Central Europe and the Mediterranean region was strong, while demand was flat in North America and quite weak in South America. East and Southeast Asia showed solid signs of recovery, especially in South Korea and China.

Earnings

Operating profit decreased to SEK 2,153 m. (2,283). Earnings equaled 16.3 percent (16.9) of revenues. The return on capital employed ended at 27 percent (30).

Business development

In 1999, Compressor Technique made several important moves to develop its business.

New compressor types from Industrial Air and Oil-free Air divisions attracted heightened interest from customers in new market segments and new markets. For example, variable speed drive compressors and compact industrial compressors, which reduce customers' operating costs, are products with continued growth potential.

Sales and rentals of portable compressors and generators were particularly healthy. For Portable Air, organic growth was complemented by acquisitions, and inter-company sales to Atlas Copco's rental operations in North America remained strong.

Process industries were uneven in 1999. Orders from the chemical and petrochemical sectors were reasonable, while the air separation market was extremely weak. Important orders were received from key customers and these niche segments and applications represent good growth opportunities.

To further emphasize market presence, new sales companies were established in two important markets: Indonesia and Egypt.

Product development

In 1999, Compressor Technique confirmed its position as the world's leading developer and innovator of compressor technologies. Key compressor components, overall performance, productivity, and designs were all enhanced to better fulfill the demands of existing and new customers.

Industrial Air and Oil-free Air continued to develop the popular variable speed drive compressors that employ a system that continuously adjusts the machine's energy consumption to the level needed, thus dramatically reducing energy costs in many applications. Also, several ranges of small and large compressors were augmented to better fit customers' demands.

Portable Air launched several new compressor models, including oil-free compressors for rental, and a new open frame generator range.

Applied Compressor and Expander Technique, which traditionally manufactures large customized compressor installations, shipped its first standardized turbo compressors for air separation.

To safeguard Atlas Copco's strong position in compressor technologies, various patent applications emanating from basic development activities were filed and granted during the year. These patents will further sharpen Compressor Technique's competitive edge during the next decade.

Investments

The business area invested a total of SEK 239 m. (259) in property and machinery. The majority of investments related to the replacement of production equipment, flow improvements and capacity extension. By year-end, the Business Area launched an ambitious investment in an expansion of a laboratory for product development in Antwerp, Belgium.

Investments in rental equipment totaled SEK 214 m. (229).

Training

Training during the year centered on Atlas Copco's crucial customer relationships. Programs covering service development and training, customer care, and general customer focus were implemented worldwide.

Compressor Technique's success greatly depends on product development and innovation, so during the year the business area continued to emphasize efficient exchange of information between product development, production, and the sales organization, which primarily interacts with customers.

Other efforts included management seminars and the adoption of a reinforced training policy that aims at safeguarding the continuous development of employees.

Structural changes

At January 1, 1999, Atlas Copco's Prime division was withdrawn from Compressor Technique to form a new business area, Rental Service (see pages 62–65).

The Portable Air division acquired two specialty rental companies during the year. On January 1, 1999, Atlas Copco acquired South African Rand-Air Ltd. with roughly 200 employees and an annual turnover of SEK 90 m. At July 1, ABIRD BV based in Rotterdam was acquired. ABIRD BV had 25 employees at the time and annual sales of SEK 40 m.

In addition to this, the manufacture and assembly of compressors was further consolidated during the year. Most notably, capacity was extended in Wuxi, China, while a unit in Japan was divested and one in China closed.

Market outlook

Global demand for Compressor Technique's products and services is foreseen to increase in the near term. The Asian and North American markets are expected to lead this expansion.



Oscar Duprix   Luc Hendrickx   Johan Molin



Ronnie Leten   James Tapkas



■ Share of Group revenues 36%

Business Area Executive: Bengt Kvarnbäck

Compressor Technique's divisions are:

- Portable Air, President Oscar Duprix
- Oil-free Air, President Luc Hendrickx
- Industrial Air, President Johan Molin
- Airtec, President Ronnie Leten
- Atlas Copco Applied Compressor and Expander Technique, President James Tapkas

Revenues


SEK m.
15,000
12,000
9,000
6,000
3,000
0
95
96
97
98
99

Earnings and Return


SEK m.
%
2,500
40
2,000
32
1,500
24
1,000
16
500
8
0
0
95
96
97
98
99

▬ Return on capital employed, %

▩ Operating profit SEK m.

COMPRESSOR TECHNIQUE


Atlas Copco
Atlas Copco
PTS 916

European network guarantees delivery

Atlas Copco Rental Europe, a company in the Portable Air division, provides temporary oil-free compressed air, electric power and related services to industrial customers in Europe. The company's key strength is based on its ability to react instantly, providing total quality and full service to its customers.

Rental customers these days are looking for more than just additional compressed air or electricity: They want a total solution. This was also the case at Phenolchemie, a chemical company in Belgium that produces phenol, which is used as the basis for products such as aspirin, compact discs, textile prints, and paint.

Already a customer of the Group, Phenolchemie turned to Atlas Copco Rental Europe when the company urgently needed back-up production capacity at its Antwerp plant. Within 12 hours after Phenolchemie made its first phone call to Atlas Copco one Saturday morning, 10 units and "round the clock" technical surveillance were operational at the customer's site. To be able to deliver the full 30,000 m³/hr of air required, five additional units had to be installed in parallel with the 10 already available at the plant.

The choice fell on the new diesel-driven oil-free portable compressor, offering additional environmental protection as standard. The engine of the machine complies with the latest regulations, and the unit has a frame that is completely spillage-free, to protect against harmful discharge to the environment.

Lead time cut from 35 days to six



The Airtec division delivers core compressor parts to other Compressor Technique divisions on a daily basis. The division is committed to creating value for its customers and staying competitive when it comes to cost and performance. A new spark erosion system in tooth production has significantly reduced lead times and costs.

For many years, tooth compressor stages have been the very heart of oil-free compressor units in the lower power range. A tooth compressor consists of a male and female tooth rotor built into a casing. The manufacturing process for this type of rotor was previously set up with different dedicated, single machine tools to cut a complex, cast stainless steel rotor body. The result was batch production with lead times up to 35 working days.

Recently, Airtec introduced a simplified, cost-saving process. The technology cuts complex pieces with the utmost precision using electrical spark erosion between a special thin wire and the material to be cut. The challenge was to implement this process – usually devoted to high-precision parts produced in small quantities – in serial production. The resulting machined rotor-profile has been improving the performance of the compressor in all stages of production since early 1998. Improved manufacturing flexibility has reduced lead times, in some cases to six days.

Long-term commitment to China

To improve service to customers and to safeguard future expansion the Wuxi compressor assembly plant in China expanded its production capacity during the year. The new facilities were inaugurated in September 1999.



Since production began in Wuxi in 1995, the plant has steadily upped production volumes, and the periodic introduction of new compressor models has meant that the initial set-up of the factory was not sufficient. Thus, a decision was made in November 1998 to extend the production area to cope effectively with the larger volumes forecast.

Besides increasing the factory's surface area, the complete set-up of materials handling, assembly, and test functions was changed. Each of the three divisions – Oil-free Air, Industrial Air, and Portable Air – now has a dedicated assembly line. Although the lines can function independently, all tools and equipment used are interchangeable.

Special care was taken to ensure an environmentally friendly factory, especially when it comes to noise emissions from the test cells and prevention of oil spills into the soil.

For the customer, the increased production capacity enables shorter delivery times as well as a wider range of products from which to choose. The test cell facilities are also very advanced, providing good arguments for promoting equipment to customers.


ZR 315

New variable-speed models further increase energy savings

Most industrial applications demand amounts of air that can vary by the day, the hour, or the progress of the process. Recognizing this market need, Atlas Copco developed a range of air compressors powered by variable-speed drives (VSDs). Atlas Copco has now widened the availability of the VSD machines by launching oil-free compressors in versions up to a power rating of 315 kW.

Variable-speed machines simply sense a drop in air demand and reduce the speed of the machine, thus closely following the air demand in the most efficient way. The outstanding energy savings – up to 30 percent compared to conventional regulation – provided by Atlas Copco's previous models, as well as benefits such as pressure stability and soft-start, has triggered substantial extra sales to customers new and old.

The new models optimize benefits to end-users in terms of energy savings and shorter payback on investment, typically one or two years depending on the air consumption profile. The substantial energy savings also mean a lower life-cycle cost, in which energy costs account for a very large portion.

These machines will find wide application throughout a broad spectrum of industries. Potential customer segments for the larger sizes include the automotive industry, air separation, fermentation, water treatment, pharmaceuticals, chemicals and petrochemicals, and power plants.



Premier web pages improve information flow

Information systems have become important tools for key account sales engineers building stronger relationships with the Applied Compressor and Expander Technique (ACT) division's key customers.



ACT has several key accounts in the air separation market, customers who purchase many large air and nitrogen compressors each year. The key account sales engineers visit these customers on a regular basis to provide support for projects on which customers are bidding. The sales engineers have notebook computers with customized software for selecting compressors and calculating performance for the customer. Some of these software programs are provided to key accounts, so the customers can size and select compressors on their own. Also, the ACT sales engineers in the U.S. have just had new software introduced for logging and tracking quotations, following the development of in-house orders, and tracking other customer-related information. Thus they now have a much better tool for territory management and communication.

The division also has introduced "Premier Pages" for key accounts on the Atlas Copco Internet web site. These are password-protected pages designed to shorten the distance between a key customer and the factory and to make the flow of information faster and more cost-effective. By accessing their Premier Pages, customers can send requests to the ACT service department, check on standard delivery lead-times of products, and monitor the status of orders directly on the Internet.

Future development of the premier web pages will give customers Internet access to contract drawings, which they can download and mark up, and an e-commerce system that will enable the customer to place orders for spare parts on-line.

Continuous Improvements on Recovering Markets

For Construction and Mining Technique, 1999 was marked by a weak start followed by a stronger end to the year. From a low level early on, metal prices lifted towards the second half, and the business area won major orders from infrastructure and mining projects. Projects to boost consumables, rentals, and services combined with additional organizational adjustments to counter the effects of a mature market.

	1999	1998	1997
Revenues, SEK m.	5,725	6,437	6,453
Operating profit, SEK m.	397	498	387
Return on capital employed, %	13	15	12
Investments, SEK m.	415	494	460
Number of employees	4,123	4,572	5,058

The Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, tunneling and mining equipment, surface drilling equipment, construction tools, loading equipment, and geotechnical drilling equipment. The products are sold, rented, and serviced for building and construction companies, large infrastructure projects, quarries, and mining companies around the world. The business area has its chief manufacturing plants in Sweden and the U.S.

Revenues

Revenues totaled SEK 5,725 m. (6,437). Orders received decreased 1 percent, to SEK 6,062 m. (6,117). Major orders were received from infrastructure projects and mining operations in Russia, India, Hong Kong, and Brazil.

Earnings

Operating profit ended at SEK 397 m. (498), giving an operating profit margin of 6.9 percent (7.7). Return on capital employed was 13 percent (15).

Business development

Initially, Construction and Mining Technique divisions were struggling in the aftermath of the economic turmoil in Asia, Australia and South America as well as depressed metal prices. During the second half of the year, these negative trends turned positive. Prices on metals increased with positive effect on the business.

To some extent, economic uncertainty represents an opportunity for the business area, because the business area's customers become even more intent on improving their own critical processes. They can accomplish their goals with high-performance equipment and effective service, maintenance, and operator training programs. In the midst of the construction and mining industry's adjustments, Atlas Copco Construction and Mining Technique's divisions have generally maintained or advanced their positions relative to their competitors.

Current opportunities to advance the business include expansion of rental operations for drilling rigs, new methods to further exploit customer productivity, and e-commerce for consumables such as spare parts and accessories.

Product development

Product development resulted in the introduction of several rig types and rock drills from Atlas Copco Rock Drilling Equipment, including a very large face-drilling rig with a surface reach of 165 square meters. Customer productivity remained in focus, and the emphasis on modularization of designs intensified.

Other products introduced by the business area included a new grouting pump and a small rig for reverse circulation, both for geotechnical drilling from Atlas Copco Craelius.

Uniroc, Atlas Copco Wagner, and Atlas Copco Construction Tools focused their development efforts on improving the performance of their core products – rock tools, bits, loading and construction equipment.

Investments

During the year, the business area invested a total of SEK 116 m. (202) in property and machinery. The majority of investments was attributable to improvements in production processes aimed at enhancing flow and reducing tied-up capital.

Investment in rental equipment totaled SEK 299 m. (292).

Training

The increased complexity and computerization of drilling rigs led to several new training efforts, internally for the sales organization and with customers. These typically make use of interactive computer-based training tools, which are aimed at complementing training in the real work environment.

The divisions in the business area conducted training programs in project management and 3D-CAD for development engineers.

Structural changes

To adjust to depressed market conditions and cope with declines in business volumes, all divisions completed downsizing programs.

In Atlas Copco Wagner especially, the unfavourable market development triggered major adjustments and outsourcing increased further.

In October 1999 the Atlas Copco Construction Tools division moved its distribution center from the Netherlands to Belgium to further exploit synergies with other Group operations.

Atlas Copco Craelius concluded its integration of JKS Boyles, which was acquired at the end of 1998.

Market outlook

Markets in Asia-Pacific, South America and southern Africa are foreseen to continue recovering, while North American and European markets are expected to remain at their current level.



Björn Rosengren John Noordwijk Claes Ahrengart



Kjell Carlsson Freek Nijdam



■ Share of Group revenues 16%

Business Area Executive: Freek Nijdam

Construction and Mining Technique's divisions are:

- Atlas Copco Craelius, President Björn Rosengren
- Atlas Copco Wagner, President John Noordwijk
- Atlas Copco Construction Tools, President Claes Ahrengart
- Atlas Copco Rock Drilling Equipment, President Kjell Carlsson
- Uniroc, President Freek Nijdam (acting)

Revenues


SEK m.
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
95
96
97
98
99

Earnings and Return


SEK m.
%
600
36
500
30
400
24
300
18
200
12
100
6
0
0
95
96
97
98
99

▬ Return on capital employed, %
■ Operating profit SEK m.

CONSTRUCTION AND MINING TECHNIQUE



Customer and supplier join forces in product development

Close cooperation with customers is essential for success in developing state-of-the-art rock drilling equipment. A basic requirement for a new product is that it improves customers' operations. Atlas Copco's Rock Drilling Equipment division continuously interacts with its customers to achieve better results in ever-changing rock conditions.



One example of how supplier-customer partnerships can successfully overcome formidable obstacles is apparent at the Zinkgruvan mine, located near the northern tip of Vättern, Sweden's second largest lake. Atlas Copco and the mine have cooperated on the development of drilling rigs and components for nearly 20 years. The benefits for both parties are significant. By participating in the development and testing of new products, the client gain quicker access to more efficient products that are adapted to their requirements and reduce their cost per ton of ore. Atlas Copco, in turn, benefits from shorter time-to-market and products that better match market demands.

The partnership is now contributing to a program designed to improve production drilling at Zinkgruvan. The changes involve closer cooperation between the four major underground mining areas and improvements in mining methods. An Atlas Copco-Zinkgruvan interactive project group was formed to evaluate investment in a new production rig and to define its specifications. Zinkgruvan set several criteria: accuracy of less than one degree in positioning the feed; high availability from reduced downtime between varied drilling tasks; fixed alternatives in the control system for different applications to reduce downtime and drill-steel consumption.

The project group opted for the updated Simba rig, which drills straighter and longer holes. Following changes at the mine, it will have a higher degree of utilization. The new rig will give Zinkgruvan the flexibility and accuracy needed to handle shifts in mining conditions and any alterations in methods they may wish to make.

Protecting operator and environment

When designing the Cobra, the most powerful fuel-driven asphalt breaker in the market today, the developers at the Atlas Copco Construction Tools division had to consider several aspects – both ergonomic and environmental.


mk1

The most important goal when developing the new breaker was to reduce the possibly harmful vibrations which everyone previously thought were unavoidable in drilling and breaking tasks.

In the Cobra, vibrations have been reduced to a substantial extent. This is one of the machine's most welcome features, according to operators at Frijo, a contractor active in Sweden. The operators also appreciate having all the buttons on a single panel at the top, as well as the easy-to-start two-stroke engine.

At the same time, the Cobra is an environmentally friendly product and meets both Swedish and U.S. Environmental Protection Agency (EPA) requirements.

The machine is completely recyclable, and no heavy pollutants are used in the product. Emissions are minimal – the engine runs on unleaded fuel.

Greater computerization of drilling rigs facilitates mine planning

Based on demands from the market, Atlas Copco Craelius has further enhanced the computerized functions of its Diamec drilling rig. The new computer program helps the driller or geologist obtain information about the drilling operation and provides a quick analysis of the geology.



The new computer program is a geological data acquisition system developed by Atlas Copco in concert with major customers. It is designed to collect data during the drilling operation. The logging system is easy to use. All that a driller has to do is to plug the memory card into the operator's panel, enter the hole depth, and drill. After the shift, the driller hands the memory card to a geologist for analysis using the program, which plots the data as graphs and compiles a drill report.

A drilling rig equipped with this system has been tested at the Outokumpu Pyhäsalmi underground mine in Finland, where the accumulated data have proved valuable in mine planning and operations. The information obtained on the rock drilled through is helpful in rock mechanics, for planning and designing stopes. All these efforts are ultimately aimed at decreasing costs, a particularly important goal in underground mining today.



The mark of quality is customer satisfaction

Atlas Copco Wagner believes that one measurement of quality is response to customer needs and demands. One critical demand from the customer's point of view is the mechanical availability of the equipment required to meet their project deadlines. To support this demand, Atlas Copco offers its customers a maintenance, service and spare parts program.



According to the program, Atlas Copco promises to service and maintain the equipment 24 hours a day, 7 days a week, from start to finish of the project. Atlas Copco provides the mechanics, training, labor, and spare parts needed to keep the vehicles operating and to meet the guaranteed mechanical availability, which allows projects to be completed on time.

One case in which this full-service Parts and Maintenance Agreement led to customer satisfaction was in the Philippines. Wagner met the challenge of providing 22 Load-Haul-Dump vehicles (LHDs) and trucks to Raytheon-Ebasco Overseas Ltd., the principal contractor on the San Roque Multi-Purpose Dam Project in San Manuel, Philippines. The only way the contractor could be assured of completing a critical part of the tunneling was to have 95 percent mechanical availability for the operating units. To make that type of commitment, Atlas Copco offered Raytheon-Ebasco a full-service Parts and Maintenance Agreement that ensured the units were ready to work when the contractor was ready for mucking and hauling. The units' reliability and performance allowed them to meet the project deadlines.

Uniroc offers full service to Mount Isa Mines

To remain competitive, Atlas Copco's Uniroc division has gone beyond the call of duty of standard supply contracts to provide its customers more than is traditionally expected. The supply contract now includes total logistic support for the mine as well as a fixed price per drilled meter.





Mount Isa Mines, in Queensland, Australia, is one example of a value-added contract where customer needs lie beyond Secoroc's traditional core business, which is the marketing, sale, and distribution of drilling consumables. Secoroc, a brand within the Uniroc division, currently provides Mount Isa Mines with a total top-hammer-drilling consumables package.

The package includes the supply and delivery of products to underground drilling rigs as well as refurbishment of worn drill bits. But it even covers the collection of data needed to calculate the cost of consumables per drilled meter per application as well as the drilled-meter lifetime of all components of the drill string. A total of 40 rigs are serviced across Mount Isa's four mine sites, with backup inventory of spare parts located underground.

Secoroc service personnel visit their assigned mine sites at least two or three times a week to replace used drill consumables, collect button bits for regrinding, and salvage rods for straightening purposes. Four-wheel-drive vehicles are used to bring the used or damaged goods to the surface. From there, they are taken directly to the Secoroc Mount Isa warehouse for examination.

Service personnel use lap top computers to collect data underground. The entry of data into a computerized system allows greater use of the data than just inventory control. Secoroc can offer timely and accurate information to Mount Isa Mines' management, enabling them to effectively monitor the utilization of drilling consumables across their four mine sites.

CONSTRUCTION AND MINING TECHNIQUE

Competition Intensifies in Dynamic Markets

For Industrial Technique, stable demand from the engineering, automotive, and construction industries led to a rise in sales, to SEK 10,345 m. (10,059), despite the August 31 divestment of Atlas Copco Controls. The operating profit margin ended at 10 percent (10), or 9 percent excluding the non-recurring items presented below.

	1999	1998	1997
Revenues, SEK m.	10,345	10,059	9,316
Operating profit, SEK m.	1,032	1,046	942
Return on capital employed, %	14	14	13
Investments, SEK m.	323	338	279
Number of employees	7,133	7,831	7,898

Industrial Technique develops, manufactures, and markets pneumatic and electric power tools and assembly systems. The business area operates plants in the U.S., Sweden, Germany, France, Great Britain and India.

Revenues

Revenues rose 3 percent, to SEK 10,345 m. (10,059). Orders received were up 5 percent, at SEK 10,533 m. (10,015). All regions except South America reported sales on a par with or higher than sales in 1998. The North American market, in particular, enjoyed strong revenue growth.

Earnings

Operating profit decreased 1 percent, to SEK 1,032 m. (1,046), representing an operating profit margin of 10.0 percent (10.4). Return on capital employed was 14 percent (14).

Operating profit included non-recurring items of SEK 83 m. related to the net effect of restructuring in the Alliance Tools division and proceeds from the divestment of Atlas Copco Controls, effective August 31, 1999.

Business development

The business area enjoyed a healthy level of demand overall. The dynamism in the market is driven by demanding customers who make tough demands on continuous development, innovation, and value-added services.

Milwaukee's electric tools are marketed and sold through industrial, contractor, hardware and home center distributors. The Internet is used to support sales activities. All of these channels focus on expanding their businesses to reach professional end-users. As the premier brand in this category, Milwaukee has a clear opportunity to seize a leading position in all channels by providing the right products, training, marketing, and sales support that will enable them to grow among a wide range of professional end-users. In 1999, Milwaukee grew its business by further broadening its product range, boosting accessories, and capitalizing on campaigns related to the company's 75th anniversary.

For Atlas Copco Industrial Tools and Equipment, business developed favorably in 1999. A refined growth strategy was formulated. Growth will be generated through closer customer relations for better customer satisfaction, increased revenues from services, and growth in the base business. The foundation for growth is innovative products and a focused market segmentation. In this context, the service concept can encompass numerous activities, including installation, repairs, preventive maintenance, replacements, inventory management, calibration, torque setting, training, and production engineering.

To improve internal and external efficiency, Atlas Copco Electric Tools is currently consolidating its manufacturing and sales organization. A regional office for Asia was recently established in Singapore, and the European structure of the division will be refined for more efficient service to customers. All production activities have been concentrated to Winnenden, Germany.

In the Alliance Tools division, the different business units developed unevenly. While Chicago Pneumatic's Automotive division, and Georges Renault further exploited their base businesses and new niche markets, Chicago Pneumatic's Industrial and Construction units had to cope with tough market conditions which affected the overall efficiency. In the third quarter, a consolidation program was launched that is aimed at improving these business units. Part of this is a consolidation of manufacturing and development from the U.S. to England and India.

For the business area as a whole the use of products, and specifically the accessories business, play an important role.

Product development

In 1999, Atlas Copco Industrial Tools and Equipment introduced more products than ever before. A turbo grinder, a series of pulse tools, and a range of angle nut runners are a few innovations from 1999. Also, several novel tools, assembly systems, and electronic control systems will be launched in early 2000.

Atlas Copco Electric Tools developed a new generation of motors and a new type of percussion drill that focus on ergonom-

ics for the end-user. Also, in-house development of a DC motor strengthened the cordless tools range.

Milwaukee sustained its momentum in product development by introducing several state-of-the-art products. One example is a broad line of versatile and agile cordless tools using a universal charger, an orbital-action reciprocating saw, and an ergonomic and multi-adjustable circular saw, "Tilt-Lok®," all well received by the market.

The Alliance Tools division, launched several new products such as a new automotive sander, an impact wrench, an industrial vibration-dampened riveting hammer and a new pistol grip screwdriver for the appliance industry and a high power angle drill for aerospace use. Another important step forward was the development of a new electronic controller range for electric tools primarily directed to the motor vehicle industry.

Investments

The business area invested a total of SEK 323 m. (338) in property and machinery, most of which related to expenditure aimed at flow and quality improvements in the manufacturing units. Additionally, Milwaukee successfully implemented a new company-wide enterprise resource planning system for manufacturing, distribution, and finance. The company also invested in a new automated assembly line for electric motor components.

Training

Industrial Technique's pace of innovation and its customers' ongoing pursuit of automation and consolidation require a proactive attitude towards training. The process whereby customers and Atlas Copco share knowledge is critical for driving the business forward. In this respect, Industrial Technique's divisions have developed new training concepts that ensure, in a systematized way, that front-line staff can serve customers in the best possible manner and that customers' knowledge and inquiries are managed properly. One key attitude is that the more Industrial Technique's customers understand about the products, the more likely they are to choose them.

Structural changes

During 1999, Atlas Copco Electric Tools division consolidated all production at the facilities in Winnenden, Germany. Also, the division started a restructuring project for its sales organization, to improve customer service.

Effective August 31, Atlas Copco Controls, a subdivision of Atlas Copco Industrial Tools and Equipment, was sold to the U.S. company Danaher Corporation. In 1998, Atlas Copco Controls had annual sales of SEK 470 m. and 235 employees.

In October, a restructuring plan for the Alliance Tools division was confirmed by which two of its product lines will be relocated from the U.S. to Great Britain and India.

Effective November 1, Industrial Tools and Equipment acquired Tool Technics NV, of Belgium, a service company focusing on the automotive industry. The company has 32 employees.

Market Outlook

The global demand for industrial machinery and professional power tools is anticipated to continue growing. Especially Europe is expected to contribute to this growth. Service and consumables are important and promising areas for growth.


Johan Halling


Richard Grove


Charles Robison


Peter Möller


■ Share of Group revenues 28%

Business Area Executive: Giulio Mazzalupi (acting)

Industrial Technique's divisions are:

- Atlas Copco Electric Tools, President Johan Halling
- Milwaukee Electric Tool, President Richard Grove
- Alliance Tools, President Charles Robison
- Atlas Copco Industrial Tools and Equipment, President Peter Möller

Revenues


SEK m.
10,500
9,000
7,500
6,000
4,500
3,000
1,500
0
95
96
97
98
99

Earnings and Return


SEK m.
%
1,200
30
1,000
25
800
20
600
15
400
10
200
5
0
0
95
96
97
98
99

▬ Return on capital employed, %
▩ Operating profit SEK m.



Customer needs guide product development

Milwaukee Electric Tool Corporation's leadership position in the American market for professional electric tools has resulted in part from the company developing products that meet the expectations of end-users of professional tools. Based on extensive end-user research, products are designed to ensure customer satisfaction.

Two years in the making, the Tilt-Lok® Circular Saw evolved from customer comments and input. Seeing an opportunity to design a circular saw that better met customer needs, Milwaukee Electric Tool began extensive research to understand what product features would fulfill those needs. The project team visited job sites, end-users, and distributors, conducted field sales surveys and competitive evaluations, met with focus groups, and performed secondary research. They found that customers desired a circular saw with an ergonomic design, easy adjustments, and good performance and durability.

Armed with this customer input, Milwaukee designed the powerful and lightweight 7 ¼" Tilt-Lok® Circular Saw. Its multiposition adjustable handle allows the saw to be modified to the job application, whether reaching to cut large paneling, bending to cut flooring, or cutting overhead. Other features include cushioned grips, single-handle bevel adjustment, and an easy-to-use spindle lock.

The Tilt-Lok® has won numerous awards, including the 1999 Popular Mechanics Editor's Choice Award, the Governor's New Product Award, and Best New Product Awards from Today's Homeowner and Tools of the Trade.

In 1999, Milwaukee also focused on understanding what product features are important to end-users of professional cordless tools. Through its product development and research processes, the company identified key features that would make its customers' jobs easier to do, with more comfort.

The new Contractor Cordless tools reflect those needs through features such as a reversible battery-pack design that allows the battery to be installed in either of two directions, depending on the job. Other features include a system approach to cordless design, with interchangeable batteries and a universal charger. Customers can easily "add on" new tools without investing in different batteries or chargers, which enhances value and convenience.

Millennium campaign exposes the AEG brand

Starting in October 1999 and running throughout 2000, AEG Power Tools presents a special Millennium-Edition of different power tools excellent price-performance ratio.




AEG
POWER TOOLS

The choice of the three products, which demonstrate the innovative and problem-solving attitude of AEG Power Tools, marked the first phase of the special millennium campaign. The Millennium rotary hammer, jigsaw, and percussion drill are all equipped with the patented FIXTEC technology for simple and fast tool-changing. The tools are supported by an extended warranty package.

Thanks to the flexibility of the point-of-sale display, which makes the brand more noticeable, even small outlets and dealers with limited space have taken the opportunity to participate in this promotion. The feedback from sales companies as well as from distributors and dealers has been positive. Customers have also shown great interest in and appreciation for the campaign, which already shows signs of becoming a success for the company.

Organic growth through innovation



Several years ago, Atlas Copco accepted the challenge of satisfying the automotive industry's need for electrical industrial power tools that meet strict specifications for speed, efficiency, and secure fastening, mainly of critical joints.

The Industrial Tools and Equipment division developed an electrical nut-runner with the performance that customers desire. The biggest problem was a lack of fast, lightweight, and powerful electrical motors in the market. No electrical motor manufacturer in the world had been able to overcome the technical barriers. However, Atlas Copco's innovative engineers found solutions to the mechanical and electrical problems. The result was a new kind of motor that is significantly different from conventional electrical motors.

The first product with the new motor was named Tensor. It has generated substantial sales and profits. Tensor tools are now used by leading automotive manufacturers who have large-scale production and make exacting demands on quality.



Multi-brand strategy enhances product range

Alliance Tools is a division with three brands, a wide product range, and many channels to the market but it acts as a single company. The company's mission is to leverage the strengths of each brand to expand market share, and the overall division performance is what counts.



Alliance Tools' strategy is to make it easy for target customers to do business with all three brands – Desoutter, Georges Renault, and Chicago Pneumatic – and to satisfy the requirements of application support in the areas of assembly, materials removal, drilling, automotive after-market, and demolition.

Following the formation of a single Alliance Tools sales company in Great Britain, benefits have become apparent for three different groups: salespersons, distributors and end-users.

The salesperson can offer an extensive range of solutions rather than just solve part of the customer's problem, which is often the case when only one brand can be offered. It is also easier for a salesperson to get an appointment with a customer, because each brand is recognized on its own strengths. While at the customer's, a salesperson can present the other brands' products as well.

From the perspective of end-users and distributors, the most significant advantage is having a single point of contact for each issue, such as sales or technical support, instead of three. Previously, a drilling and riveting problem might have been solved by two separate vendors, but now the customer only has to meet with one.

Many distribution customers also offer a fully integrated supplier package to large end-users. Alliance Tools will now be able to work in synergy with the distributors in these situations and will look to target specific customers in each sales region.

Moving customer-supplier relationships forward at Ford

During 1999, Atlas Copco made a commitment to Ford to collaborate in new ways that differ greatly from regular customer-supplier relationships. A commodity management supply (CMS) agreement was set up as a pilot project at Ford's Dagenham plant in Great Britain. The experience worked out well, and other Ford units in Europe will follow the lead in 2000.



According to the contract, Atlas Copco is Ford's single source for all parts, products, and services related to all power tools in the car manufacturing plant. This even includes competitors' and complementary products.

Atlas Copco has committed to enhance plant service and application support, in some cases to the extent of having full-time engineering expertise on-site. The work also involves testing and comparing tools and soliciting feedback on problems.

To reduce Ford's inventory costs, Atlas Copco analyzes the company's stock and buys back fast-moving items while eliminating duplication across Europe. All CMS sourcing and inventory management for Ford is carried out by the Atlas Copco distribution center, Power Tools Distribution, in Belgium, provided as needed.

Ford aims to channel business in particular product groups through a smaller number of suppliers, which requires that those suppliers broaden their scope of supply. The CMS set-up allows Ford to focus on core business in the long-term and achieve savings in production.

Atlas Copco was chosen because the company was perceived as a global supplier who offers superior products and related services. Atlas Copco was also considered the most open to joint development of technical solutions and business practices. The Group's objective is to become the "first in choice" partner with Ford for products, engineering, service, and support across Europe and in other parts of the world.

New Business Area Highlights Emphasis on Services

RENTAL SERVICE

On January 1, 1999, the Rental Service business area was established to emphasize the increased importance of Atlas Copco's North American equipment rental operations. The rental business tightly connects to the Group's strategy to further near our customers and capitalize on a greater part of the value chain generated from their demands for industrial equipment and other related products and services. Revenues increased to SEK 7,434 m. (4,010) and operating profit was SEK 1,010 m. (566) including 5 months of operations of Rental Service Corporation (RSC) that is now a parallel division to Prime. The RSC acquisition was effective July 29, 1999.

	1999	1998
Revenues, SEK m.	7,434	4,010
Operating profit, SEK m.	1,010	566
Return on capital employed, %	6	5
Investments, SEK m.	2,125	1,124
Number of employees	4,572	2,773

The Rental Service business area, whose newly appointed management team is co-located in Scottsdale, Arizona and Houston, Texas, holds a position as one of North America's leading providers of equipment rental and related services for a diversified market. The business area with its two divisions, Prime Service and RSC, has close to 500 rental yards in 36 U.S. States, Puerto Rico, Mexico and Canada. In total, over 330,000 customers are served in the construction, industrial manufacturing and homeowner segments. In addition to providing equipment rentals for industrial and construction use, services such as installation, replacement and maintenance represent an important part of the revenues. Also, sales of new and used equipment as well as accessories and merchandise are substantial and growing.

Revenues

Rental Service's revenues rose 85 percent, to SEK 7,434 m. (4,010), including five months of operations of RSC which was acquired on July 29. Rental and related services accounted for approximately 71 percent of revenues, sales of new equipment for approximately 8 percent of revenues, sales of parts and related merchandise for approximately 12 percent of revenues, and sales of used equipment for approximately 9 percent of revenues.

Earnings

Operating profit increased 78 percent, to SEK 1,010 m. (566). Earnings equaled 13.6 percent (14.1) of revenues including all goodwill expense related to the two acquisitions. In the short term, earnings are highly affected by the utilization rate and mix of the hire fleet, price development on all services and products offered are also important.

The return on capital employed ended at 6 percent (5). Considering the large amount of capital tied up in the rental fleet, return on capital invested is an important factor of evaluation in this business area.

Due to the relatively high amount of goodwill attached to both of these platform acquisitions, it is also relevant to look at the return on operating capital delivered by the two divisions, excluding the acquisition goodwill. The return on operating capital was 13 percent (15).

Business development

At January 1, 1999, Atlas Copco established its fourth business area, Rental Service, to further emphasize the importance of the Group's rental operations in the North American market. The business area then consisted of the Prime Service Division, which at October 1, 1998 integrated Atlas Copco Compressor Technique's North American energy rental operations, now Prime Energy, as a subdivision to Prime.

Effective July 29, 1999 the business area completed the acquisition of Rental Service Corporation (RSC), making the business area the second largest actor in the North American rental industry. RSC forms the second division in the Rental Service business area.

One key motive for the acquisition of RSC was the favorable fit that the combined companies represent. The dual force of Prime and RSC provides a platform for a very efficient territory management and gives better accessibility to rental fleet and opportunities for the exploitation of internal synergies in purchasing, IS and administration as examples. In the last quarter of 1999, a project to consolidate the number of vendors was initiated. The guideline is to have two vendors per product category.

During 1999, the business area continued to expand its presence in Mexico and completed minor acquisitions to complement the market presence. A significant number of cold starts were put in place during the year. A cold start is generally a very

efficient way to develop already established clusters of stores.

Both divisions enhanced their national accounts programs. Furthermore, both divisions significantly improved their web sites, and a number of e-commerce projects were initialized.

Investments

Investments in the Rental Service business area mainly related to the replacement or expansion of the rental fleet and acquisitions of small add-on companies.

During 1999 investments totaled SEK 2,125 m. (1,124) of which approximately SEK 910 m. related to replacement investments in the rental fleet, SEK 970 m. to expansion of the rental fleet and SEK 245 m. to investments in property and equipment.

The average age of the rental fleet was approximately 2.6 years at the end of 1999.

Training

The pronounced service component in every aspect of the business makes training and development of the employees a key activity. The multi-location set up of the business gives great opportunities for the employees to come early in the career into a managerial position. Training is also a crucial success factor. Programs are carried out in areas such as customer service, service and safety, inside sales, communications, and territory management, and a train the trainer concept is well developed.

Market outlook

The North American demand for equipment rental and related services is foreseen to grow at a faster pace than the North American economy as a whole, and mainly driven by the continued outsourcing trend.



Doug Waugaman   Pete Post



■ Share of Group revenues 20%

Business Area Executive: Thomas E. Bennett,
Deputy Business Area Executive:
Lennart Johansson

Rental Services's divisions are:

- RSC,
  President Doug Waugaman
- Prime Service,
  President Pete Post

	1997	1998	1999
Number of rental yards	122	182	482
Number of U.S. States covered	14	23	36
Number of customers	>50,000	>75,000	>330,000

Revenues


SEK m.
10,000
8,000
6,000
4,000
2,000
0
95
96
97
98
99

Earnings and Return


SEK m.
%
1,200
30
1,000
25
800
20
600
15
400
10
200
5
0
0
95
96
97
98
99

▬ Return on capital employed, %*
▩ Operating profit SEK m.

* including goodwill expenses for both major acquisitions

Revenues by Type



■ Rental and related services
■ Sales of parts & merchandise
▩ Sales of new equipment
☐ Sales of used equipment



Focus on direct response hones competitive edge

Prime's Customer Service Center located in Houston – a toll-free telephone line staffed 7 AM to 7 PM – ensures that customer feedback is delivered to the right people and that customers' needs are met. When a customer can make a quick phone call to talk about a problem or get information, a tighter relationship is achieved.

The system is also an effective way to gauge customer needs for better business in the future. The service center gathers information on product preferences, generally related to equipment needs and what a customer's expectations are. It is critical in the rental business to know what the customer wants and is willing to pay for, and the Customer Service Center helps Prime Service establish priorities.

Customer satisfaction surveys, which the Customer Service Center sends out, ask customers to rank their satisfaction and list the importance of safe and reliable equipment, delivery and pickup, knowledgeable and cooperative employees, rental rates, equipment availability and brand selection, response to service calls, and convenient locations. Survey results and data collected from customer contact are shared company-wide so that everyone at Prime Service can act on them.

The Customer Service Center has evolved into a relationship center completely focused on customer needs, following findings that customers need a centralized resource not only to obtain product and service information, but also to express concerns.

Prime at Shell sites

Through a strategic alliance with Shell, Prime Service is on-site at Shell refineries and chemical plants throughout the U.S., servicing the majority of Shell's equipment needs, in addition to tracking and managing equipment, maintaining equipment, and providing expert training on its use.


Industrial Services
1-800-222-7777
PRIME

By resolving to handle a company's equipment needs from beginning to end and providing extra managerial and support services to boot, Prime Service is carving a niche in an area where industries are looking more and more to outsource. Many major customers are outsourcing so they can focus on their core business, such as producing oil and gas, making pulp and paper, producing petrochemicals, generating electricity, or building ships – rather than taking care of their equipment.

Shell discovered that by using an equipment rental specialist to take care of its equipment needs, it could save money and increase efficiency.

An Integrated Rental Management agreement, forged between the two companies about six years ago, enables Prime Service to extend its highest level of commitment to Shell sites throughout the U.S., providing rental equipment and support services as part of a team.

Through the management program, equipment not being used on a project is taken off rent, thereby eliminating idle time with the meter running. A mechanic is always available to handle problems, and a preventive maintenance program ensures that equipment is always reliable.



A hub system to serve non-urban areas

Rental Service Corporation (RSC) is a strong competitor in the equipment rental industry in non-metropolitan areas across the U.S. through its hub and satellite operating system. The system allows RSC to focus on smaller geographic markets served by fewer competitors than in adjacent metropolitan areas. RSC currently has 290 locations in 31 states in the U.S.and Canada.

RSC pinpoints healthy businesses with strong management teams to build additional hub-satellite networks of equipment rental location in markets not yet penetrated. This research is followed by the acquisition of a hub operation on the perimeter of a metropolitan area with a population of between 10,000 and 100,000.

Hubs are supplied with additional fleet equipment. These hubs serve as the administrative, service, and fleet center for the surrounding satellites, eliminating duplication of business functions, thus lowering overhead costs. Once the hub is established, up to 10 satellite locations are opened within a 150 mile radius. These satellite locations typically employ two to six employees and utilize a smaller dedicated rental fleet, which requires minimal maintenance and administrative functions. The option of new store startups – when acquisitions are unavailable or too costly – gives RSC more flexibility for growth.



This strategy enables regional growth of the hub and satellite locations and provides customers with an expansive, centralized pool of rental equipment as well as centralized mechanical maintenance. Customer service is enhanced by the availability of equipment that is never more than a phone call away. This approach also sets up RSC with a cost structure consistent with the size of the market being served.

All locations are linked through a sophisticated on-line equipment reservation system that allows satellite locations to draw on the larger hub fleet as needed. Reserved equipment is delivered nightly from the hub for delivery to the customer the following day. The availability of this on-line fleet management system results in excellent customer service and competitive rates.

RSC will continue to invest in the hub-satellite strategy, as outstanding opportunity lies in rural areas, where economic growth rates have been higher thanks to the national shift away from heavy industry and toward expanding the information highway.

Efficiency Gains through Support Functions

Apart from continuously improving the efficiency of its operations, the Group develops synergies between support functions where the potential for efficiency gains through bigger volumes has been identified. Good examples are the Atlas Copco Internal Bank, which serves the entire Group; the distribution centers, where a number of divisions share a single center; and Atlas Copco ASAP, serving sales companies in Europe with administrative tasks.



Bank open 24 hours a day

The Atlas Copco Internal Bank, a profit-driven operation, assists companies in the Group with services that previously were performed by an external bank. To have a competitive edge over local banks and become the customers' first choice, the bank has tailored its organization and product offering to fit the Group. The bank has gradually developed its product offering during the 1990s and now supports customers in the area of funding and deposits, foreign exchange, payments and netting, and in trade finance, the latter mainly to emerging markets. With offices in Sweden, the U.S., and Hong Kong, the bank provides services worldwide, 24 hours a day. As a complement to personal services, the Internal Bank has developed its own web site where customers have on-line access to a number of functions in real-time.

Fast and accurate information

Atlas Copco ASAP was established in May 1999, with a mission to sell administrative services to sales companies in Europe, in areas such as information systems, accounting, and reporting. This new internal service provider will be operating through a more or less virtual organization. A core team is based in Belgium, and more people will be co-located at sales companies around Europe. The objective is to improve the quality of administrative processes by applying best practices, re-engineering processes, and using better tools. One of the first processes ASAP focused on was financial reporting. Thanks to a new tool developed by ASAP, internal customers can get accurate information faster. The first customer to buy and implement the new system, Atlas Copco Compressor in the Benelux, will soon be followed by others.

Efficient distribution flow

Atlas Copco has well-established distribution centers both in Europe and the U.S. These companies specialize in distribution and are responsible for all administration of goods, from the time they enter the warehouse, to the time they reach the customer. After seven years of operation, Power Tools Distribution (PTD), Belgium, has expanded to serve five divisions in two business areas and 10 production units. PTD ships to 110 countries, with deliveries to 24 countries in Europe and North America on a daily direct-delivery basis. All orders received before 4 PM are picked, packed, and dispatched on the same day, and the average time of order to delivery is between 24 and 48 hours.

Internet Makes Impact as Business Tool

The Atlas Copco Group believes the use of the Internet will have a major impact on the way we do business. To keep on top of this trend and safeguard future growth, adequate resources are being allocated to the different tasks and an organization is being put in place. An Internet policy, implemented by the companies in the Group, supports this work.

Atlas Copco aims to be a pacesetter in use of the Internet to broaden and deepen sales reach, improve service to customers, and boost internal efficiency. The Internet will be used to inform, interact, and transact with customers, suppliers, employees, and other stakeholders at all levels. Doing business with Atlas Copco should be easy.

A web site for each brand

Atlas Copco has a multi-brand strategy and today hosts a number of different brands. Each brand will have an Internet site; at the end of 1999, 13 had their own sites.

The product databases are structured to give each product and service the best chance possible in the market, and information is supplied accordingly. This means the customer will find relevant and accurate information about products and services that is always up-to-date.

Business transactions can be executed at some sites. For example, registered customers can buy equipment on-line at Rental Service Corporation's (RSC) site. Atlas Copco Applied Compressor and Expander Technique offers key customers a unique site, where they can follow up projects, place orders, and check deliveries.

Standardization simplifies

Some years back, the Atlas Copco Group chose Lotus Notes for its electronic mail and work-flow systems. It is now the preferred software for publishing information on the Internet, too. Having a standard enables knowledge sharing between companies and brands. It will also save costs, as the Company does not have to continuously reinvent the wheel.

Besides the standardized software, the Group is also launching special projects that benefit all units. Two such projects commenced in 1999. One, "get-onboard.com," resulted in a package of templates to be used as a uniform gateway by Atlas Copco branded companies worldwide. The other was launched to provide a common platform for business transactions on the Internet. This platform will help integrate ordering, confirmation, delivery, and invoicing at a specific site.

People with operational positions are encouraged to use the Internet to support both internal and external processes. They can use the Internet to interact and increase their knowledge of customers and potential customers, competitors, technology trends, and other topics.

Organized for fast development

The Atlas Copco Group has specified clear responsibilities for Internet publishing, development, and maintenance. Each business area has established its own Internet structure and defined development projects. An Internet forum is coordinating activities in the Group and working to safeguard the use of the Internet as a major business tool.

Since the Internet will be used as an aggressive marketing and communication tool, each business area will keep track of advantages gained in the marketplace. Internet activities and their impact on the business from the beginning of 2000 will be reported to the Business Boards.

Brand	Internet address
ABIRD	www.abird.nl
AEG Power Tools	www.aeg-pt.de
Atlas Copco	www.atlascopco.com
Ceccato	www.ceccato-compressors.com
Chicago Pneumatic	www.chicagopneumatic.com
Irmer + Elze	www.irmerelze.com
JKS Boyles	www.jksboyles.com
Milwaukee Electric Tool	www.mil-electric-tool.com
Prime Equipment and Prime Energy	www.prime-equip.com
Rand Air	www.randair.co.za
Rental Service Corporation	www.rentalservice.com
Secoroc	www.secoroc.com
Worthington Creyssensac	www.worthingtoncreyssensac.com

Environmental Focus

Ergonomics & environment Devlopment 1950–today

Year	Milestones	Environmental impact
1950s	Development and launch of a drill with an ergonomic grip	Reduced possible harm to joints in the wrist
1960s	Silenced portable compressors and breakers	Minimized noise pollution
	Introduction of the oil-free screw compressor	Eliminated oil vapor in compressed air
1970s	Introduction of dust collectors on rock-drilling crawlers and hand tools	Protected people from inhaling possibly harmful dust
	Design of heat recovery systems for compressors	Lowered the total energy consumption and with that the emission of CO_2, eventually contributing to the reduction of the greenhouse effect
	Introduction of hydraulic rock drills	Produced energy savings of more than 50%, eliminated oil mist from rock drills
1980s	Option to run hydraulic rock drills on vegetable oil or water mixtures	Reduced pollution from spill oil and leaks in nature
1990–95	Replacement of solvent-based paint processes with powder coating	Reduced the emission of harmful gases
	Cadmium-free batteries in electric hand tools	Reduced heavy metal waste
	Replacement of freon by less harmful gases as cooling medium in refrigerant air dryers	Contributing to reducing the depletion of the ozone layer
	Oil injected screw compressors with variable speed drive	Energy savings up to 30%, contributing to a reduction of the greenhouse effect
	Oil/water separators for compressor condensate at production sites	Reduced pollution
1997	ISO14001 certification for Atlas Copco Electric Tools, Germany	Sets a precedent as the first electric tool manufacturer in the industry to be approved
1997–98	Labeling of components for easier sorting by material at scrapping	Contributing to materials recycling and reducing the consumption of raw materials
1998	ISO 14001 certification for Atlas Copco Airpower, Belgium	As the world's largest compressor manufacturing site, Atlas Copco Airpower adheres to sound environmental management
	Introduction of environmental factors as parameters in sub-contractor and sub-supplier evaluations	Ensures that sub-suppliers of materials, parts and services participate in the total environmental improvement by the Group
1999	Introduction of a Group standard for black, grey and white lists of substances, which are prohibited, restricted in use, and preferred choices, respectively	Guiding design departments in the selection of environmentally friendly materials
	ISO 14001 certification for Milwaukee Electric Tool, U.S.	Atlas Copco's largest manufacturing plant for electric tools complies with the most widely adopted environmental management system


The Atlas Copco Group
Environmental Policy

For people working at Atlas Copco, contributing to a better environment has always been part of the company culture. Today the large production sites of Atlas Copco Electric Tools, Germany, Atlas Copco Airpower, Belgium, and Milwaukee Electric Tool, U.S., have been ISO 14001 certified.

Consequently, about 51 percent of the Group's production capacity officially adheres to sound environmental management. Atlas Copco Rock Drilling Equipment will go through an ISO 14001 audit during the spring of 2000, and there are more projects under way. The Group will continue to implement environmental systems at its sites beyond the year 2000, the deadline it has set for certification of major sites.

In addition to ISO 14001, product development taking into account environmental concerns has a high priority. After all, a product has a greater impact on the environment over its useful life than during its manufacture alone. During the year, the divisions continued to concentrate on further reducing energy consumption and noise levels in the products to give Atlas Copco a competitive edge.

Reports on the status and progress of environmental efforts within the Group will be published regularly on Atlas Copco's web-site: www.atlascopco.com.

Evaluation of power tools

To develop a range of tools with good ergonomics takes time. Every workstation and process is unique, and tool manufacturers need to be familiar with these varied work environments. Atlas Copco has worked with these issues for decades and is proud that its range of tools is state-of-the-art in terms of ergonomics.


L'ERGONOMIE
VERKTYGS ERGONOMI

"There is no such thing as an ergonomic tool. But a tool design can incorporate good or bad ergonomics," says Bo Lindqvist, at the Atlas Copco Industrial Tools and Equipment division. With 40 years of research and testing experience under his belt, and having developed a method to evaluate ergonomic features on power tools, he should know. The evaluation method can be used by designers, in industrial design, by customers, or other groups interested in comparing different tools from one or several manufacturers.

Lindqvist's method gives guidance in the ergonomic field. Factors like handle geometry, external load, weight, temperature, shock reaction, vibration, noise, dust, and oil are evaluated in a scoring system, and the results can be studied in a bar diagram giving the ergonomic profile of the tool in question.

Back in the mid-1980s, Atlas Copco published its first book on ergonomic tools: *Ergonomic Tools in Our Time,* by Bo Lindqvist. The second book on the same topic, *Power Tool Ergonomics,* by the same author, was published in 1997.

Drilling rig cabins provide safety



Atlas Copco's well-known innovative approach to product development is typified in the design of its award-winning cabins for surface drilling rigs. The cabins improve the working environment by shielding the operator from rock falls and other hazards and protecting him from poor air quality, heat, cold, moisture, noise, and vibration.

The latest generation of vertically adjustable cabins offers improved ergonomics, including better visibility. The heated, air-conditioned cabins sport a number of features that boost productivity as well as comfort. Controls are mounted in the armrest of the operator's ergonomic seat, which has a wide range of positions. The operator can also operate the rig via a control panel while standing.

Low-energy compressor is easy on the environment

Traditionally, compressors were placed in a dedicated compressor room. Atlas Copco's latest generation of GA VSD compressors can, thanks to a low noise level, be placed on the production line itself. The technically advanced drive system relies on an electronic frequency converter that operates at exactly the rate of compressed air required with energy savings of up to 30 percent as a result. These savings have a considerable impact on the life cycle cost of the compressor, and help to make the compressor installation environment-friendly.


Atlas Copco
GA50 VSD

People Management Ensures Growth and Profit

To help the Group achieve profitable growth in a competitive and changing world, Atlas Copco has defined and implemented a leadership model. Each manager for a business unit receives a mission, serving as a starting point and a framework for steering the business and making things happen.

Based on the mission received, the manager develops a vision and specifies a strategy. The only way to implement the strategy in an efficient way is by professionally managing people. To this end, the crucial task for the success of any company in the Group is to bring in, develop, and keep the right people. It is also the manager's responsibility to grow people into new positions within the Group.

To support managers in people management, processes are available to everyone throughout the Group, through an internal knowledge management system. Tools – for example, for skills development or performance assessment – are available, and an organization is in place to support managers in their implementation.

In 1999, key indicators for people management were specified, and a reporting structure is now established. For year 2000, relevant goals will be set, enabling focused action plans to be put into place. In other words, the Group now has improved management tools to support each manager in the steering of the business. The goal is to have competent and committed people, to bring the Group forward in line with our strategy and to achieve results.

Percentage of Expatriates from Certain "Home" Countries


%
60
50
40
30
20
10
0
95
96
97
98
99
Sweden
Belgium
U.K.
U.S.
Other countries

Key Indicators for Business Unit Managers	Actual 1999
Manager with university degree or higher, %	83
Internal applications per management vacancy	5.1
Average years a manager remains in a position	4.1
Managers who are expatriates, %	32



Group Seminars Develop Managers

As part of managers' ongoing development within Atlas Copco, the Group runs regular seminars in Europe, America and Asia. Here, the primary purpose is to develop each manager's understanding of his / her role in a changing business environment. To increase the competence base in this context, experts from inside and – where needed – outside the Group are invited to contribute to each seminar.

Another equally important purpose for seminars is to grow the Group. This is done by selecting participants with diverse backgrounds, in terms of their positions and the years of experience, and having them identify and then form projects around issues where they feel that the Group can be developed.

Excellence in Sales

Every year, the Atlas Copco Group recognizes outstanding sales performance. In 1999, many significant efforts were made in sales companies around the world.



Paulo Sérgio Ribeiro, Sales Representative in Brazil, achieved his success by working exceptionally hard to win the trust of customers and to exceed their expectations for after-sales service, technical assistance, and problem solving. He has created strong customer references for prospects. Paulo has a superb relationship with the product company, and they have worked closely together to develop marketing innovations that meet customer needs.



Ben Basinger, Outside Sales Representative, has had a number of stellar achievements. One of Ben's greatest came in 1999 when he secured more than USD 200,000 in rentals and then sold USD 200,000 worth of new equipment to that same customer. Such a monumental accomplishment exemplifies his exceptional sales ability. Dedication to his customers and to PRIME is Ben's formula for success.



Rich Fredette, District Manager in the Western Massachusetts, Vermont, and New Hampshire area, significantly increased sales in his area. He focuses on power tool accessories and has had great success with distributors throughout his district. Rich has been successful because of his knowledge of users' needs, how distributors need to sell Milwaukee products, and how to train and educate others on Milwaukee products.



Sandeep Juneja, Senior Sales Engineer in India, works closely with customers discussing their requirements. He has built excellent business relationships and contributed to CMT's strong sales growth in India and Bhutan in recent years. Sandeep and his team were instrumental in securing an order for 14 drill rigs.



Alan Van Der Bergh is Product Manager for Secoroc's surface drilling equipment in South Africa. His greatest selling tool has been the productivity gains achieved by customers with Atlas Copco equipment. According to Alan, the key to success is to understand customers' needs, have confidence in the product you are marketing, and provide customers with excellent after-sales service.



John Maughan has developed the hydraulic breaker market in the UK during the past two years. Vying with extremely aggressive competitors, he expanded Atlas Copco's market share from a very low 5.5 percent, to an estimated 10 percent today. This has taken exceptional efforts on John's part, organizing distributors and sales representatives. It required training programs, customer contact, stocking and campaign organizing, as well as a lot of commitment.



Santiago Perea Gallegos is Business Manager for geotechnical drilling equipment in Mexico. In 1998, he made a breakthrough into the Mexican core-drilling market. Continuing his hard work in 1999, he focused on improving the image of services provided by Atlas Copco by becoming directly involved with his customers' problems and working closely with customers to find solutions. This has resulted in improved customer relations.



Petr Kulhanek, Salesman at Atlas Copco Tools in the Czech Republic, has created a strong independent sales channel with several subcontractors in the automotive industry in just the past two years. His efforts led to substantial sales growth in 1998 and 1999. Petr has also won and retained major projects in his market. He approaches his goals with systematic planning and, above all, shows tenacity in work with customers on-site.



Ronald Hogeweg, Internal Sales Support in the Netherlands, significantly improved Atlas Copco's generator business with a major Dutch telephone company. First, he coordinated performance tests to demonstrate our unit's capability to back up switching stations, leading to an order for 26 mobile units. Later, he significantly contributed to further business for open-frame generators with an order for 76 units to back up a customer's fiberoptic-cable network.



Rogério Macedo, Senior Salesman for Oil-free Air compressors in Northern Portugal, has managed to establish an extremely professional and mature relationship with his customers based on knowledge, skills, and experience, and achieved complete control of business in his area. He has won all oil-free screw compressor orders in the past three years and, in 1999, also obtained the first order for four Atlas Copco centrifugal compressors.

The Atlas Copco Share

At December 31, 1999, the price of the Atlas Copco A share was SEK 251.50. During 1999, the price of the A share increased 47 percent, while the Stockholm Stock Exchange's Engineering Index rose 117 percent and the General Index rose 66 percent. The annual total yield on the Atlas Copco A share, equal to the dividend plus the appreciation of the share price, averaged 19.1 percent for the past 10 years and 24.9 for the past five years. The corresponding total yield for the Stockholm Stock Exchange as a whole was 18.5 percent (1989–1999) and 33.4 percent (1994–1999).

Share capital

Atlas Copco's share capital at year-end 1999 amounted to SEK 1,048,010,920 distributed among 209,602,184 shares, each with a par value of SEK 5. Class A shares entitle the holder to one voting right, and class B shares entitle the holder to one-tenth of a voting right. Each round lot consists of 100 shares.

To strengthen the Group's capital base and enhance financial flexibility following the acquisition of Rental Service Corporation, the Extraordinary General Meeting held on September 6, 1999, approved the issue of new shares with primary priority



Share Price
SEK
Number of Shares
500
450
400
350
300
250
200
150
100
50
0
30,000
27,000
24,000
21,000
18,000
15,000
12,000
9,000
6,000
3,000
0
1995
1996
1997
1998
1999
Highest – Lowest Share Price, A share
Traded shares (A+B), thousands, Stockholm Stock Exchange
Veckans Affärer (Financial Publication) Engineering Index
Veckans Affärer General Index

right to existing shareholders. The new shares were issued at a subscription price of SEK 160 per share at a ratio of 1:7. In October 1999, the issue provided the company with net proceeds of around SEK 4.1 billion.

Distribution of Shares, December 1999

Class of share	Shares outstanding	% of votes	% of capital
A shares	139,899,016	95.3	66.7
B shares	69,703,168	4.7	33.3
Total	209,602,184	100.0	100.0

At year-end 1999, Atlas Copco had 31,168 shareholders. The proportion of shares held by institutional investors was 78 percent. The 10 largest shareholders accounted for 53 percent of the voting rights and 51 percent of the number of shares. Non-Swedish investors held 32 percent (26) of the shares and represented 32 percent (24) of the voting rights.

Ownership structure, December 1999

Number of shares	% of shareholders	% of capital
1 – 500	71.3	1.8
501 – 2,000	21.7	3.1
2,001 – 10,000	5.1	3.1
10,001 – 50,000	1.1	3.5
50,001 – 100,000	0.2	2.3
> 100,000	0.6	86.2
Total	100.0	100.0

Shareholders by Country, December 1999

	% of votes	% of capital
Sweden	67.7	68.3
Great Britain	15.1	14.4
U.S.	3.9	5.0
Germany	2.2	1.8
Japan	1.9	1.4
France	1.9	1.3
Others	7.3	7.8
Total	100.0	100.0

Largest Shareholders, December 1999

	Number of shares	% of votes	% of capital
Investor Group	31,422,477	21.4	15.0
FöreningsSparbanken Group	34,825,333	14.9	16.6
Fourth National Pension Insurance Fund	8,275,028	4.5	3.9
Svenska Handelsbanken Group	6,843,409	3.4	3.3
SEB Trygg Group	6,025,284	2.8	2.9
Fifth National Pension Insurance Fund	2,209,942	1.5	1.0
Banco Group	2,125,695	1.5	1.0
Skandia Group	4,129,840	1.2	2.0
SPP Group	6,825,071	0.9	3.3
Nordbanken Fund	3,401,744	0.7	1.6
Others	103,518,361	47.2	49.4
Total	209,602,184	100.0	100.0

The table above shows the largest shareholdings directly registered with VPC, the Swedish securities register center.

Market capitalization

Atlas Copco's market capitalization at December 31 was SEK 52,053 m. (32,544), which corresponds to 1.4 percent (1.3) of the total market value of the Stockholm Stock Exchange.

Earnings and Dividend per Share


SEK
14
12
10
8
6
4
2
0
95
96
97
98
99
Earnings
Dividend (for 1999 proposed)

Dividend policy

The Board's goal is for dividends to shareholders to correspond to 30 to 40 percent of earnings per share. Atlas Copco AB's goal is to cover the major part of the dividend payment with dividend income from subsidiaries.

If the shareholders approve the Board of Directors' proposal for a dividend of SEK 4.75 per share for 1999, the average dividend growth for the five-year period 1994–1999 will equal 16.5 percent. During that period, the dividend has averaged 35.9 percent of earnings per share. Expressed as a percentage of shareholders' equity, the dividend proposed for 1999 is 4.7 percent (5.4).

Trading

Trading in the Atlas Copco AB shares is primarily made on the Stockholm Stock Exchange. In 1999, the Atlas Copco share was the 19th (19th) most actively traded share on this stock exchange. A total of 152,064,767 shares were traded (108,835,419 class A, 43,228,348 class B), corresponding to a value of SEK 33,297 m. (25,461). On average, 603,432 shares (499,110) were traded each business day. The turnover rate (degree of liquidity) in 1999 was 80 percent (66), compared with the stock market average of 94 percent (76). As of November 1999, foreign trading in the Atlas Copco share showed a net export of SEK 2,229 m. (1998 total: net import 1,857). The Atlas Copco share has been listed on the London, Frankfurt, Düsseldorf, and Hamburg stock exchanges for a number of years.

ADR program in the U.S.

In 1990, a program for American Depositary Receipts (ADRs) was established in the U.S. Since then, both A and B shares are available as depositary receipts in the U.S. without being formally registered on a U.S. stock exchange. One ADR corresponds to one share. The depositary bank is Citibank NA. At year-end 1999, there were 611,428 depositary receipts outstanding, of which 249,046 represented class A shares and 362,382 class B.

Atlas Copco options

The Atlas Copco options listed on the Stockholm Option Market (OM) consist of call options and put options, each linked with 100 shares. Option contracts traded in 1999 corresponded to approximately 12.9 million shares (11.1), or about 7 percent (6) of the total number of Atlas Copco shares. Each day, an average of 54,200 Atlas Copco shares are affected by trading in options. Because the options confer on the holder the right to buy or sell existing shares only, the options have no dilution effect.

Share risk

The Atlas Copco share's beta value provides an assessment of its risk. The beta value is a relative measure of the risk attached to the share, reflecting how it has tracked the stock exchange index during the preceding 48 months. At December 31, 1999, the beta value of the Atlas Copco A share on the Stockholm Stock Exchange was 0.77 (0.91). This means that the share fluctuated 23 percent less than the index.

Another statistical measure of risk is the characteristic line, which indicates how large a proportion of the share's percentage return is attributable to the average return on the stock exchange. In the case of the Atlas Copco A share, the characteristic value is 0.75 (0.43), which means that 25 percent of changes in the share price is company-specific.

Per Share Data

SEK	1994	1995	1996	1997	1998	1999	Avg. growth 94–99, %
Earnings [1]	6.26	9.54	10.15	11.56	11.96	11.50	12.9
Dividend	2.21	2.88	3.60	4.08	4.32	4.75[2]	16.5
Dividend as percent of earnings [3]	35.4	30.2	35.5	35.3	36.2	41.3	
Offer price, Dec. 30, A	91	98	159	228	171	252	22.6
Offer price, Dec. 30, B	91	96	159	228	169	250	22.4
Highest price quoted, A	104	120	160	256	247	260	
Lowest price quoted, A	78	84	93	155	141	150	
Average price quoted, A	90	99	122	206	197	214	
Equity [4]	49	56	62	71	81	101	14.6
Direct yield, percent [5]	2.4	2.9	3.0	2.0	2.2	1.9	
Price/earnings [6]	14.5	10.4	12.0	17.8	16.5	18.6	
Price/sales [7]	0.83	0.77	0.93	1.31	1.12	1.24	

1) Profit after financial items, less tax and minority interests, divided by the average number of shares outstanding.
2) Proposed by the Board of Directors.
3) Dividend divided by earnings per share.
4) Equity and minority interest divided by the number of shares.
5) Dividend divided by the average price quoted during the year.
6) The average price quoted during the year divided by earnings per share as defined in 1).
7) The average quoted price during the fiscal year divided by sales per share.

Share Issues 1973–1999

			Increase of share capital, SEK m.	Amount paid in, SEK m.
1973	Bonus issue	1:2	69.2	
1974	New issue	1:4 SEK 25	51.7	51.7
1976	New issue	1:5 SEK 50	51.7	103.5
1979	Bonus issue	1:6	51.7	
	New issue	1:6 SEK 60	51.7	124.1
1982	Bonus issue	1:4	103.5	
	New issue (non-preferential)	2,765,000 shares at SEK 135	69.1	373.3
1989	Bonus issue	1 B share: 3 A shares	195.5	
1990	New issue (non-preferential)	4,000,000 B shares at SEK 320.13	100.0	1,280.5
	Conversion*	7,930 shares	0.2	1.2
1991	Conversion*	42,281 shares	1.1	6.3
1992	Conversion*	74,311 shares	1.9	11.1
1993	Non-cash issue**	383,500 shares at SEK 317	9.5	121.6
	Conversion*	914,496 shares	22.9	137.2
1994	Split	5:1 par value SEK 5		
1999	New issue	1:7 SEK 160	130.4	4,173,8

* Pertains to 1987/1993 convertible debenture loan.
** In connection with the acquisition of The Robbins Company.

Five Years in Summary

Atlas Copco Group

SEK m. unless otherwise noted.*	1995	1996	1997	1998	1999
Operating profit	2,665	2,931	3,813	4,345	4,470
Operating profit margin, %	10.9	11.7	12.7	12.9	12.3
Profit after financial items	2,840	3,070	3,520	3,637	3,412
Profit margin, %	11.6	12.2	11.7	10.8	9.4
Profit for the year	1,823	1,938	2,208	2,283	2,247
Return on capital employed, %	22.4	21.2	21.1	17.2	14.1
Return on equity, %	18.6	17.5	17.6	16.1	13.6
Equity/assets ratio, %	47.8	51.8	39.2	41.6	39.3
Earnings per share, SEK	9.54	10.15	11.56	11.96	11.50
Dividend per share, SEK	2.88	3.60	4.08	4.32	4.75**
Orders received	24,843	25,159	30,685	32,979	36,534
Revenues	24,454	25,121	30,032	33,740	36,234
Change, %	+17	+3	+20	+12	+7
Sales outside Sweden, %	96	96	97	97	97
Net interest expense	129	127	–306	–680	–1,034
As percent of revenues	0.5	0.5	–1.0	–2.0	–2.9
Interest coverage ratio	8.7	10.6	6.5	4.9	3.8
Cash flow from operations before financing	1,530	1,920	3,878	2,149	2,413
Total assets	22,106	23,175	34,790	37,166	53,650
Debt/equity ratio, %	29.9	15.8	74.9	65.0	91,7
Capital turnover ratio	1.19	1.11	1.08	0.94	0.83
Investments in property and machinery	711	822	840	853	939
As percent of revenues	2.9	3.3	2.8	2.5	2.6
Investments in rental equipment	228	336	920	1,594	2,342
As percent of revenues	0.9	1.3	3.1	4.7	6.5
Average number of employees	19,751	21,085	22,296	23,857	24,249
Revenues per employee, SEK thousands	1,238	1,191	1,347	1,414	1,494
Value added per employee, SEK thousands	512	496	586	627	668

* For definitions, see page 17.

** According to the Board of Directors' proposal.

Quarterly Data

Revenues by Business Area and Quarter

				1998				1999
SEK m.	1	2	3	4	1	2	3	4
Compressor Technique	3,384	3,460	3,230	3,466	2,971	3,422	3,288	3,521
Construction and Mining Technique	1,479	1,816	1,492	1,650	1,353	1,477	1,323	1,572
Industrial Technique	2,445	2,510	2,425	2,679	2,448	2,645	2,522	2,730
Rental Service	878	969	1,012	1,151	1,082	1,202	2,335	2,815
Eliminations*	–78	–79	–48	–101	–103	–127	–111	–131
Atlas Copco Group	8,108	8,676	8,111	8,845	7,751	8,619	9,357	10,507

* Starting in 1999, revenues reported by business area also include intercompany sales to other business areas. Figures for 1998 have been adjusted accordingly.

Earnings by Business Area and Quarter

				1998				1999
SEK m.	1	2	3	4	1	2	3	4
Compressor Technique	607	595	548	533	390	572	579	612
Construction and Mining Technique	104	155	113	126	84	104	88	121
Industrial Technique	260	264	241	281	216	257	288	271
Rental Service	97	123	171	175	83	146	359	422
Corporate items	–25	–25	–7	9	–48	–17	–31	–26
Operating profit	1,043	1,112	1,066	1,124	725	1,062	1,283	1,400
Financial income and expenses	–162	–169	–199	–178	–168	–194	–318	–378
Profit after financial items	881	943	867	946	557	868	965	1,022

Summary in USD and EUR

Atlas Copco Group

Amounts in USD m. and EUR m. unless otherwise noted*	USD m.					EUR m.				
	1995	1996	1997	1998	1999	1995	1996	1997	1998	1999
Operating profit	313	344	448	511	525	312	343	446	508	523
Operating profit margin, %	10.9	11.7	12.7	12.9	12.3	10.9	11.7	12.7	12.9	12.3
Profit after financial items	334	361	414	427	401	332	359	412	425	399
Profit margin, %	11.6	12.2	11.7	10.8	9.4	11.6	12.2	11.7	10.8	9.4
Profit for the year	214	228	259	268	264	213	227	258	267	263
Return on capital employed, before tax, %	22.4	21.2	21.1	17.2	14.1	22.4	21.2	21.1	17.2	14.1
Return on equity, after tax, %	18.6	17.5	17.6	16.1	13.6	18.6	17.5	17.6	16.1	13.6
Equity/Assets ratio, %	47.8	51.8	39.2	41.6	39.3	47.8	51.8	39.2	41.6	39.3
Orders received	2,919	2,956	3,606	3,875	4,293	2,906	2,943	3,589	3,857	4,273
Revenues	2,874	2,952	3,529	3,965	4,258	2,860	2,938	3,513	3,946	4,238
Percent change	+17	+3	+20	+12	+7	+17	+3	+20	+12	+7
Sales outside Sweden, %	96	96	97	97	97	96	96	97	97	97
Net interest expense	15	15	–36	–80	–122	15	15	–36	–80	–121
As percent of revenues	0.5	0.5	–1.0	–2.0	–2.9	0.5	0.5	–1.0	–2.0	–2.9
Interest coverage ratio	8.7	10.6	6.5	4.9	3.8	8.7	10.6	6.5	4.9	3.8
Cash flow from operations before financing	180	226	456	253	284	179	225	454	251	282
Total assets	2,598	2,723	4,088	4,367	6,304	2,585	2,711	4,069	4,347	6,275
Debt/equity ratio	29.9	15.8	74.9	65.0	91.7	29.9	15.8	74.9	65.0	91.7
Capital turnover ratio	1.19	1.11	1.08	0.94	0.83	1.19	1.11	1.08	0.94	0.83
Investments in properties and machinery	84	97	99	100	110	83	96	98	100	110
As percent of revenues	2.9	3.3	2.8	2.5	2.6	2.9	3.3	2.8	2.5	2.6
Investments in rental equipment	27	39	108	187	275	27	39	108	186	274
As percent of revenues	0.9	1.3	3.1	4.7	6.5	0.9	1.3	3.1	4.7	6.5
Average number of employees	19,751	21,085	22,296	23,857	24,249	19,751	21,085	22,296	23,857	24,249
Revenues per employee, thousands	145	140	158	166	176	145	139	158	165	175

Per Share Data, Amounts in USD and EUR, unless otherwise noted*	1995	1996	1997	1998	1999	1995	1996	1997	1998	1999
Earnings	1.12	1.19	1.36	1.41	1.35	1.12	1.19	1.35	1.40	1.35
Dividend	0.34	0.42	0.48	0.51	0.56**	0.34	0.42	0.48	0.51	0.56**
Offer price, Dec. 30, A share	11.52	18.68	26.79	20.09	29.61	11.46	18.60	26.67	20.00	29.47
Offer price, Dec, 30, B share	11.28	18.68	26.79	19.86	29.38	11.23	18.60	26.67	19.77	29.24
Highest price quoted, A share	14.10	18.80	30.08	29.02	30.55	14.04	18.71	29.94	28.89	30.41
Lowest price quoted, A share	9.87	10.93	18.21	16.57	17.63	9.82	10.88	18.13	16.49	17.54
Average price quoted, A share	11.63	14.34	24.21	23.15	25.15	11.58	14.27	24.09	23.04	25.03
Direct yield, percent	2.9	3.0	2.0	2.2	1.9	2.9	3.0	2.0	2.2	1.9
Price/Earnings	10.4	12.0	17.8	16.5	18.6	10.4	12.0	17.8	16.5	18.6
Price/Sales	0.77	0.93	1.31	1.12	1.24	0.77	0.93	1.31	1.12	1.24

Exchange rates: USD 1=8.51, EUR 1=8.55

* For definitions, see page 17 and 74.

** According to the Board of Directors' proposal.

Consolidated Income Statement in USD and EUR

Amounts in USD m. and EUR m. unless otherwise noted	USD m. 1999	USD m. 1998	EUR m. 1999	EUR m. 1998
Revenues	4,258	3,965	4,238	3,946
Cost of goods sold	–2,838	–2,591	–2,825	–2,578
Gross profit	1,420	1,374	1,413	1,368
Cost of marketing, administration, research and development	–865	–851	–860	–848
Goodwill amortization	–57	–49	–57	–49
Other income and expenses from operations	27	37	27	37
Operating profit	525	511	523	508
Financial income and expenses	–124	–84	–124	–83
Profit after financial items	401	427	399	425
Taxes	–134	–155	–133	–154
Minority interest	–3	–4	–3	–4
Profit for the year	264	268	263	267
Earnings per share, USD/EUR	1.35	1.41	1.35	1.40

Exchange rates: USD 1=8.51, EUR 1=8.55

Consolidated Balance Sheet in USD and EUR

Amounts in USD m. and EUR m. unless otherwise noted		USD m. Dec. 31, 1999	USD m. Dec. 31, 1998	EUR m. Dec. 31, 1999	EUR m. Dec. 31, 1998
Assets					
Fixed assets	Intangible assets	2,215	1,329	2,205	1,323
	Tangible assets	1,949	1,144	1,939	1,139
	Financial assets	249	113	248	112
		4,413	2,586	4,392	2,574
Current assets	Inventories	628	632	626	629
	Current receivables	1,112	900	1,107	896
	Investments	28	47	28	47
	Cash and bank	123	202	122	201
		1,891	1,781	1,883	1,773
Total assets		6,304	4,367	6,275	4,347
Shareholders' equity and liabilities					
Shareholders' equity	**Restricted equity**				
	Share capital	123	108	123	107
	Restricted reserves	1,153	611	1,148	607
	Non-restricted equity				
	Retained earnings	914	807	909	804
	Profit for the year	264	268	263	267
		2,454	1,794	2,443	1,785
Minority interest		23	23	22	23
Provisions	**Interest-bearing provisions**				
	Pensions and similar commitments	170	228	169	227
	Non-interest-bearing provisions				
	Deferred taxes	356	245	355	244
	Other provision	99	87	99	86
		625	560	623	557
Long-term liabilities	**Interest-bearing liabilities**				
	Liabilities to credit institutions	1,289	624	1,283	621
	Non-interest-bearing liabilities				
	Other liabilities	39	34	39	34
		1,328	658	1,322	655
Current liabilities	**Interest-bearing liabilities**				
	Liabilities to credit institutions	963	578	958	576
	Non-interest-bearing liabilities				
	Operating liabilities	911	754	907	751
		1,874	1,332	1,865	1,327
Total shareholders' equity and liabilities		6,304	4,367	6,275	4,347
Assets pledged		24	28	24	28
Contingent liabilities		173	178	173	177

Exchange rates: USD 1=8.51, EUR 1=8.55

Group and Business Areas Summary in USD and EUR

	USD m.		EUR m.	
Amounts in USD m. and EUR m. unless otherwise noted	1999	1998	1999	1998
Atlas Copco Group				
Revenues	4,258	3,965	4,238	3,946
Operating profit	525	511	523	508
Profit after financial items	401	427	399	425
Return on capital employed, %	14	17	14	17
Investments	386	288	384	286
Average number of employees	24,249	23,857	24,249	23,857
Compressor Technique				
Revenues	1,551	1,591	1,544	1,584
Operating profit	253	268	252	267
Return on capital employed, %	27	30	27	30
Investments	53	57	53	57
Average number of employees	8,288	8,565	8,288	8,565
Construction and Mining Technique				
Revenues	673	756	670	753
Operating profit	47	59	46	58
Return on capital employed, %	13	15	13	15
Investments	49	58	49	58
Average number of employees	4,123	4,572	4,123	4,572
Industrial Technique				
Revenues	1,216	1,182	1,210	1,176
Operating profit	121	123	121	122
Return on capital employed, %	14	14	14	14
Investments	38	40	38	40
Average number of employees	7,133	7,831	7,133	7,831
Rental Service				
Revenues	874	471	869	469
Operating profit	119	67	118	66
Return on capital employed, %	6	5	6	5
Investments	250	132	249	131
Average number of employees	4,572	2,773	4,572	2,773

Exchange rates: USD 1=8.51, EUR 1=8.55

Group Management



Giulio Mazzalupi
President and Chief Executive Officer. Employed since 1971. Born 1940. Holdings: 4,571 A, 9,697 A call options.



Bengt Kvarnbäck
Senior Executive Vice President Business Area Compressor Technique. Employed since 1992. Born 1945. Holdings: 11,371 A, 57 B, 5,244 A call options.



Freek Nijdam
Senior Executive Vice President Business Area Construction and Mining Technique. Employed since 1970. Born 1940. Holdings: 457 A, 3,763 A call options.



Thomas Bennett
Senior Executive Vice President Business Area Rental Service. Employed since 1997. Born 1943. Holdings: 3,954 A call options.



Lennart Johansson
Deputy Senior Executive Vice President Business Area Rental Service. Employed since 1987. Born 1955. Holdings: 2,281 A call options.



Hans Ola Meyer
Senior Vice President Controlling and finance. Employed since 1991. Born 1955. Holdings: 571 A, 3,763 A call options.



Marianne Hamilton
Senior Vice President Organizational development and Management resources. Employed since 1990. Born 1947. Holdings: 3,085 A, 3,763 A call options.



Hans Sandberg
Senior Vice President Legal. Employed since 1975. Born 1946. Holdings: 1,200 A, 2,281 A call options.



Annika Berglund
Senior Vice President Corporate Communications. Employed since 1979. Born 1954. Holdings: 1,300 A, 165 B, 1,385 A call options.



Arthur J. Droege
Regional Executive Asia Pacific and responsible for projects in Asia. Employed since 1976. Born 1948. Holdings: 5,244 A call options.



Hans W. Brodbeck
Regional Executive Latin America. Employed since 1969. Born 1940. Holdings: 5,244 A call options.

Board of Directors and Auditors



Anders Scharp | Jacob Wallenberg | Giulio Mazzalupi | Michael Treschow



Paul-Emmanuel Janssen | Hari Shankar Singhania | Sune Carlsson | Lennart Jeansson



Honorary Chairman

Peter Wallenberg Dr Econ. h.c. Employed in various positions within Atlas Copco, 1953–1974. Chairman of the Board 1974–1996. Honorary Chairman of Investor AB. Chairman of The Knut and Alice Wallenberg Foundation.

Board of Directors

Anders Scharp Chairman (1992). Born 1934. Chairman of the Boards of SKF, Saab, Scania, and The Swedish Employers' Confederation. Member of the Boards of Investor AB and of The Federation of Swedish Industries. Stockholdings: 28,571 A.

Jacob Wallenberg Vice Chairman (1998). Born 1956. Chairman of the Board of SEB. Executive Vice Chairman of Investor AB. Vice Chairman of The Knut and Alice Wallenberg Foundation and AB Electrolux. Board Member of ABB Ltd., WM-data AB, The Swedish Federation of Industries, The Nobel Foundation, EQT Scandinavia BV and Novare Kapital AB. Stockholdings: 26,657 A.

Giulio Mazzalupi (1990). Born 1940. President and Chief Executive Officer of Atlas Copco. Employed by Atlas Copco since 1971. Member of the Boards of Electrolux-Zanussi, Parker Hannifin (U.S.) and The Swedish-American Chambers of Commerce of the USA, Inc. Stockholdings: 4,571 A, 9,697 A call options.

Michael Treschow (1991). Born 1943. President and Chief Executive Officer of Electrolux. Chairman of Swedish Trade Council, Vice Chairman of Saab Automobile. Member of the Boards of e.g. Electrolux and Investor AB. Stockholdings: 32,000 A.

Paul-Emmanuel Janssen (1994). Born 1931. Honorary Chairman of Générale de Banque, Brussels, Belgium. Past Chairman of Belgian Banking Association and Past Director of the Federation of Belgian Industry. Director of Solvac (Solvay Group), Union Financière Boël and Lhoist Group. Chairman of the Board of Directors of Atlas Copco Airpower, Belgium. Stockholdings: 1,286 B.

Hari Shankar Singhania (1996). Born 1933. President, J.K. Organisation (India). Chairman of e.g. Atlas Copco (India), J.K. Industries and J.K. Corp Ltd. Former President of the International Chamber of Commerce. Stockholdings: 0.

Sune Carlsson (1997). Born 1941. President and Chief Executive Officer of AB SKF. Member of the Board of AB SKF. Stockholdings: 5,714 B

Lennart Jeansson (1997). Born 1941. Executive Vice President AB Volvo. Member of the Board of Bilia. Stockholdings: 1,142 A.



Kurt Hellström   Ulla Litzén   Tore Hedberg   Bengt Lindgren



Lars-Erik Soting   Håkan Hagerius   Sune Kjetselberg



Stefan Holmström Peter Markborn
Thomas Jansson Björn Sundkvist

Kurt Hellström (1999). Born 1943. President of Telefonaktiebolaget L M Ericsson. Stockholdings 1,142 A.

Ulla Litzén (1999). Born 1956. Managing Director of Investor AB. Member of the Boards of SKF and Saab Automobile. Stockholdings: 6.900 A

Employee representations

Tore Hedberg (1990). Born 1937. Chairman, Atlas Copco local of the Swedish Union of Clerical and Technical Employees in Industry (SIF), Stockholm. Stockholdings: 0.

Bengt Lindgren (1990). Born 1957. Chairman, Uniroc local of the Metal Workers' Union, Fagersta. Stockholdings: 0.

Lars-Erik Soting (1993). Born 1965. Chairman, Atlas Copco local of the Metal Workers' Union at Atlas Copco Rock Drills, Örebro. Stockholdings: 0.

Håkan Hagerius Deputy Member (1994). Born 1942. Chairman of the Swedish Union of Clerical and Technical Employees in Industry (SIF) at Atlas Copco Rock Drills, Örebro. Stockholdings: 0.

Sune Kjetselberg Deputy Member (1992). Born 1951. Chairman, Atlas Copco Tools local of the Metal Workers' Union, Tierp. Stockholdings: 0.

Auditors

Stefan Holmström (1987) Born 1949. Authorized Public Accountant, KPMG Bohlins AB.

Peter Markborn (1998) Born 1945. Authorized Public Accountant, Arthur Andersen AB.

Thomas Jansson (1998) Born 1950. Authorized Public Accountant, Deputy KPMG Bohlins AB.

Björn Sundkvist (1998) Born 1953. Authorized Public Accountant, Deputy Arthur Andersen AB.

Financial Information

Invitation to participate in the Annual General Meeting

Atlas Copco shareholders are hereby notified that the Company's Annual General Meeting will be held on Thursday, April 27, 2000, at 5 p.m. in Berwaldhallen, Strandvägen 69 Stockholm.

Financial information from Atlas Copco

Atlas Copco will publish the following financial reports on the operations for year 2000:

President's Address to Shareholders at the AGM	April 27, 2000
Interim Report on the first three months of operations	April 27, 2000
Interim Report on the first six months of operations	August 8, 2000
Interim Report on the first nine months of operations	October 23, 2000
2000 Preliminary Year-end Report	February 12, 2001
2000 Annual Report	March, 2001

Atlas Copco's Annual Report can be ordered through Atlas Copco AB, Corporate Communications, SE-105 23 Stockholm, Sweden, fax: +46-8-643 3718, or www.atlascopco.com

Analysts following Atlas Copco

ABG Securities, London	*Klas Andersson*
Alfred Berg, Stockholm	*Magnus Behm*
Aros Securities, Stockholm	*Tobias Henriksson*
Carnegie, Stockholm	*Ola Asplund*
Cheuvreux de Virieu Nordic, Stockholm	*Peter Karlsson*
Collins Stewart, London	*Mustapha Omar*
Credit Lyonnais, London	*Werner Friedmann*
Credit Suisse First Boston, Boston	*John E McGinty*
Deutsche Morgan Grenfell, Stockholm	*Hans-Olov Bornemann*
Dresdner Kleinwort Benson, London	*Nick Hyslop*
Enskilda Research, Stockholm	*Anders Eriksson*
Fischer Partners Fondkommission, Stockholm	*Henrik Moberg*
Goldman Sachs, London	*Johan Trocmé*
Hagströmer & Qviberg, Stockholm	*Johan Tisell*
Handelsbanken, London	*Niklas Tollsten*
HSBC Securities, London	*Roddy Bridge*
JP Morgan, London	*Niall O'Connor*
Lehman Brothers, London	*Peter Lawrence*
MeritaNordbanken, Stockholm	*Jonas Victorsson*
Merrill Lynch, London	*Paul Compton*
Morgan Stanley, London	*Gideon Franklin*
Myrberg Fondkommision, Stockholm	*Örjan Rödén*
Orkla Securities, Stockholm	*Anders Roslund*
Paribas, London	*Christian Diebitsch*
Penser Fondkommission, Stockholm	*Johan Sivander*
Salomon Smith Barney, Frankfurt	*Peter Metzger*
Sanford Bernstein, New York	*Lisa Shalett*
SG Securities, London	*Fabrice Theveneau*
Swedbank, Stockholm	*Henrik Sandell*
Warburg Dillon Read, Stockholm	*Patrik Sjöblom*
Öhman Fondkommission, Stockholm	*Ylwa Häggström*



Addresses

Group Center

Atlas Copco AB (publ)
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 8000
Fax: +46-8-644 9045
Internet: www.atlascopco.com
Corp. id. no: 556014-2720

Compressor Technique Divisions

Airtec
P O Box 101
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Portable Air
P O Box 102
BE-2610 Wilrijk, Belgium
Phone: +32-3-450 6011
Fax: +32-3-870 2443

Industrial Air
P O Box 103
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2576

Oil-free Air
P O Box 104
BE-2610 Wilrijk, Belgium
Phone: +32-3-870 2111
Fax: +32-3-870 2443

Atlas Copco Applied
Compressor and
Expander Technique
46 School Road
Voorheesville, NY 12186, USA
Phone: +1-518-765 33 44
Fax: +1-518-765 33 57

Construction and Mining Technique Divisions

Atlas Copco
Rock Drilling Equipment
SE-701 91 Örebro, Sweden
Phone: +46-19-670 7000
Fax: +46-19-670 7070

Atlas Copco Craelius
SE-195 82 Märsta, Sweden
Phone: +46-8-587 785 00
Fax: +46-8-591 187 82

Uniroc
Box 521
SE-737 25 Fagersta, Sweden
Phone: +46-223-461 00
Fax: +46-223-461 01

Atlas Copco
Construction Tools
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9600
Fax: +46-8-743 9650

Atlas Copco Wagner
P O Box 20307
Portland, OR 97294-0307, USA
Phone: +1-503-255 2863
Fax: +1-503-255 7175

Industrial Technique Divisions

Milwaukee Electric Tool
13135 West Lisbon Road
Brookfield, WI 53005, USA
Phone: +1-262-781 3600
Fax: +1-262-781 3117

Atlas Copco Electric Tools
Postfach 320
DE-71361 Winnenden,
Germany
Phone: +49-7195-120
Fax: +49-7195-12478

Atlas Copco Industrial
Tools and Equipment
SE-105 23 Stockholm, Sweden
Phone: +46-8-743 9500
Fax: +46-8-640 0546

Alliance Tools
1800 Overview Drive
Rock Hill, SC 29730, USA
Phone: +1-803-817 7000
Fax: +1-803-817 7006

Rental Service Divisions

Prime Service Inc
16225 Park Ten Place,
Suite 200
Houston, TX 77084, USA
Phone: +1-281-578 5600
Fax: +1-281-647 2412

Rental Service Corporation
6929 E. Greenway Parkway,
Suite 200
Scottsdale, Arizona 85254,
USA
Phone: +1-480-905 3300
Fax: +1-480-905-3400

Atlas Copco AB, SE-105 23 Stockholm, Sweden
www.atlascopco.com

Filings with governmental authorities

Attached are Certificates of Registration issued for Atlas Copco Aktiebolag (publ).

These documents are sent to us following our filings (made in Swedish) to the Swedish Patent and Registration Office.

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

The enclosed Certificate of Registration has been issued for

Atlas Copco Aktiebolag
registration number: **556014-2720**

which is registered as "PUBLIKT", generally written (publ), in the Companies Register kept by this office, the Companies Department of the Patent and Registration Office, Sweden.

A Swedish company classed as "PUBLIKT" is entitled to invite the general public to subscribe for or acquire shares and other securities which the company issues.

The share capital for a company classed as "PUBLIKT" must amount to a minimum of SEK 500 000.

Sundsvall, 5th June, 2002

SWEDISH PATENT AND REGISTRATION OFFICE

2364462

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

BOARD OF DIRECTORS:
500412 Brock, Gunnar Lars Bertelson, (U), Chemin de la Louye, 1134 VUFFLENS-, LE- CHATEAU, SCHWEIZ
410425-6179 Carlsson, Sune Oskar, Hovås Arkitektväg 6 A, 436 50 HOVÅS
420204-6811 Hagerius, Leis Håkan, (A), Ekvägen 6, 697 74 SKÖLLERSTA
431212-8533 Hellström, Kurt Roland, (U), Erik Dahlbergs Allé 7, 126 25 STOCKHOLM
410519-2993 Jeansson, Lennart Christer Ivan, Billdals Rönnväg 10, 427 38 BILLDAL
601015 Leysen, Thomas, (E), Dennenlaan 9 A, 2020 ANTEWERPEN, BELGIEN
570513-9334 Lindgren, Bengt Birger, (A), Laggvretsvägen 8, 737 34 FAGERSTA
560203-0024 Litzén, Ulla Viveka, Tysta Gatan 6, 115 20 STOCKHOLM
400227 Long, Charles Edward, (U), 24 Meadow Hill Place, ARMONK NY 10504, USA
340608-0816 Scharp, Johan Anders Fredrik, (O), Erik Dahlbergsallén 3, 115 24 STOCKHOLM
650830-6617 Soting, Johan Lars-Erik, (A), Badhusgatan 7, 702 10 ÖREBRO
430422-9398 Treschow, Niels Michael Aage, Malmvik, 178 93 DROTTNINGHOLM
560113-0015 Wallenberg, Jacob, Väringavägen 13, 182 63 DJURSHOLM

DEPUTY MEMBERS OF THE BOARD:
600805-9310 Bergstedt, Karl Mikael Henning, (A), Månkarbov 59, 815 69 MÅNKARBO
511129-1430 Kjetselberg, Alf Sune, (A), Räkvägen 6, 815 45 TIERP
490711-9517 Thorén, Kurt Rodny, (A), Ystadsvägen 70, 121 49 JOHANNESHOV

MANAGING DIRECTOR:
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S-851 81 SUNDSVALL
Schweden

Office Suédois des Brevets de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

2364462

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

DEPUTY MANAGING DIRECTOR:
500205-0259 Gezelius, Rolf Göran, Åsgatan 14, 811 34 SANDVIKEN
451210-1934 Kvarnbäck, Bengt Johan, (E), Atlas Copco Airpower nv,,
P.O. Box 100, B-2610, WILRIJK, BELGIEN
590404-3592 Rosengren, Björn Klas Otto, Ekbackevägen 12,
181 46 LIDINGÖ

OTHER PERSONS AUTHORIZED TO SIGN ON BEHALF OF THE COMPANY:
540624-8509 Berglund, Ingrid Annika, S:t Paulsgatan 35 A,
118 48 STOCKHOLM
490708-1055 Björkdahl, Erik Anders, Manhemsvägen 26, 131 46 NACKA
470731-2023 Hamilton, Marianne Elisabeth, Floragatan 14,
114 31 STOCKHOLM
550131-8512 Meyer, Rolf Hans Ola, Höglidsvägen 7,
182 46 ENEBYBERG
490321-0476 Nordin, Staffan Olof, Bergdalsvägen 37,
132 41 SALTSJÖ-BOO
541227-5975 Osvald, Håkan Wilhelm, Terrassvägen 4, 131 00 NACKA
460126-7554 Sandberg, Hans Olov Ludvig, Runebergsgatan 1, 6 tr,
114 29 STOCKHOLM

COMPANY AUDITORS:
556043-4465 KPMG Bohlins Aktiebolag
Box 16106, 103 23 STOCKHOLM
Principally responsible auditor: 490425-2451 Holmström, John Fredrik Ste
Måsvägen 12 B, 183 57 TÄBY

SIGNATORY POWER:
In addition to the board of directors,
any two jointly of
Brock, Gunnar Lars Bertelson
Carlsson, Sune Oskar
Hellström, Kurt Roland
Jeansson, Lennart Christer Ivan
Leysen, Thomas

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S-851 81 SUNDSVALL
Schweden

Office Suédois des Brevets de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

Litzén, Ulla Viveka
Long, Charles Edward
Scharp, Johan Anders Fredrik
Treschow, Niels Michael Aage
Wallenberg, Jacob
Mazzalupi, Giulio
Gezelius, Rolf Göran
Kvarnbäck, Bengt Johan
Rosengren, Björn Klas Otto
Berglund, Ingrid Annika
Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig

or any one of them in combination with any one of
Björkdahl, Erik Anders
Nordin, Staffan Olof
Osvald, Håkan Wilhelm

are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

FINANCIAL YEAR:
Registered financial year: 0101-1231
Latest annual report submitted covers financial period 010101-011231

DATE OF REGISTRATION OF CURRENT AND PREVIOUS COMPANY NAMES:
1955-12-23 Atlas Copco Aktiebolag
1917-03-30 Aktiebolaget Atlas-Diesel

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S-851 81 SUNDSVALL
Schweden

Office Suédois des Brevets de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

2364462

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number:	556014-2720
Date of registration:	1917-03-30
Company name:	Atlas Copco Aktiebolag
Address:	
	105 23 STOCKHOLM
Registered office:	Nacka
Share capital:	SEK 1.048.010.920

SUNDSVALL 2002-06-05
Ex officio

GUNN LAHTI

SWEDISH PATENT AND REGISTRATION OFFICE

(O) = chairman of the board
(A) = employee representative
(U) = person resident outside EEA
(E) = person resident outside Sweden but within EEA

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S-851 81 SUNDSVALL
Schweden

Office Suédois des Brevets de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

The enclosed Certificate of Registration has been issued for

Atlas Copco Aktiebolag
registration number: **556014-2720**

which is registered as "PUBLIKT", generally written (publ), in the Companies Register kept by this office, the Companies Department of the Patent and Registration Office, Sweden.

A Swedish company classed as "PUBLIKT" is entitled to invite the general public to subscribe for or acquire shares and other securities which the company issues.

The share capital for a company classed as "PUBLIKT" must amount to a minimum of SEK 500 000.

Sundsvall, 28th January, 2002

851 81 Sundsvall [Besökare: Badhusparken]
Tel: 060 - 18 40 00, Fax: 060 - 12 98 40, Postgiro: 95 06 08 - 0, Bankgiro: 5050 - 0255
prv.bolag@prv.se, www.prv.se

1622352

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

PATENT- OCH REGISTRERINGSVERKET

BOARD OF DIRECTORS:
410425-6179 Carlsson, Sune Oskar, Hovås Arkitektväg 6 A,
436 50 HOVÅS
420204-6811 Hagerius, Leis Håkan, (A), Ekvägen 6,
697 74 SKÖLLERSTA
431212-8533 Hellström, Kurt Roland, (U), Erik Dahlbergs Allé 7,
126 25 STOCKHOLM
410519-2993 Jeansson, Lennart Christer Ivan, Billdals Rönnväg 10,
427 38 BILLDAL
601015 Leysen, Thomas, (E), Dennenlaan 9 A, 2020 ANTEWERPEN,
BELGIEN
570513-9334 Lindgren, Bengt Birger, (A), Laggvretsvägen 8,
737 34 FAGERSTA
560203-0024 Litzén, Ulla Viveka, Tysta Gatan 6, 115 20 STOCKHOLM
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM
340608-0816 Scharp, Johan Anders Fredrik, (O),
Erik Dahlbergsallén 3, 115 24 STOCKHOLM
330620 Singhania, Hari Shankar, (U), 19, Prithviraj Road,
New Delhi 110 011, NEW DELHI, INDIEN
650830-6617 Soting, Johan Lars-Erik, (A), Badhusgatan 7,
702 10 ÖREBRO
430422-9398 Treschow, Niels Michael Aage, Malmvik,
178 93 DROTTNINGHOLM
560113-0015 Wallenberg, Jacob, Väringavägen 13, 182 63 DJURSHOLM

DEPUTY MEMBERS OF THE BOARD:
600805-9310 Bergstedt, Karl Mikael Henning, (A), Månkarbov 59,
815 69 MÅNKARBO
511129-1430 Kjetselberg, Alf Sune, (A), Räkvägen 6, 815 45 TIERP
490711-9517 Thorén, Kurt Rodny, (A), Ystadsvägen 70,
121 49 JOHANNESHOV

MANAGING DIRECTOR:
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

1622352

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

DEPUTY MANAGING DIRECTOR:
500205-0259 Gezelius, Rolf Göran, Åsgatan 14, 811 34 SANDVIKEN
451210-1934 Kvarnbäck, Bengt Johan, (E), Atlas Copco Airpower nv,, P.O. Box 100, B-2610, WILRIJK, BELGIEN
400905-6997 Nijdam, Fredrik Yde, Karlavägen 83, 114 59 STOCKHOLM

OTHER PERSONS AUTHORIZED TO SIGN ON BEHALF OF THE COMPANY:
540624-8509 Berglund, Ingrid Annika, S:t Paulsgatan 35 A, 118 48 STOCKHOLM
490708-1055 Björkdahl, Erik Anders, Manhemsvägen 26, 131 46 NACKA
470731-2023 Hamilton, Marianne Elisabeth, Floragatan 14, 114 31 STOCKHOLM
550131-8512 Meyer, Rolf Hans Ola, Höglidsvägen 7, 182 46 ENEBYBERG
490321-0476 Nordin, Staffan Olof, Bergdalsvägen 37, 132 41 SALTSJÖ-BOO
541227-5975 Osvald, Håkan Wilhelm, Terrassvägen 4, 131 00 NACKA
460126-7554 Sandberg, Hans Olov Ludvig, Runebergsgatan 1, 6 tr, 114 29 STOCKHOLM

COMPANY AUDITORS:
490425-2451 Holmström, John Fredrik Stefan, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
451210-4136 Markborn, Hans Peter Mats Adam, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

DEPUTY AUDITORS:
500819-7815 Jansson, Thomas Rutger, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
530503-0198 Sundqvist, Björn Rickard, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

1622352

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

SIGNATORY POWER:
In addition to the Board of Directors,
any two jointly of

Carlsson, Sune Oskar
Hellström, Kurt Roland
Jeansson, Lennart Christer Ivan
Leysen, Thomas
Litzén, Ulla Viveka
Mazzalupi, Giulio
Scharp, Johan Anders Fredrik
Singhania, Hari Shankar
Treschow, Niels Michael Aage
Wallenberg, Jacob
Gezelius, Rolf Göran
Kvarnbäck, Bengt Johan
Nijdam, Fredrik Yde
Berglund, Ingrid Annika
Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig

or any one of them in combination with any one of

Björkdahl, Erik Anders
Nordin, Staffan Olof
Osvald, Håkan Wilhelm

are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

FINANCIAL YEAR:
Registered financial year: 0101-1231
Latest annual report submitted covers financial period 000101-001231

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

1622352

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number:	556014-2720
Date of registration:	1917-03-30
Company name:	Atlas Copco Aktiebolag
Address:	105 23 STOCKHOLM
Registered office:	Nacka
Share capital:	SEK 1.048.010.920

DATE OF REGISTRATION OF CURRENT AND PREVIOUS COMPANY NAMES:
1955-12-23 Atlas Copco Aktiebolag
1917-03-30 Aktiebolaget Atlas-Diesel

SUNDSVALL 2002-01-28
Ex officio

GUNN LAHTI

SWEDISH PATENT AND REGISTRATION OFFICE

(O) = chairman of the board
(A) = employee representative
(U) = person resident outside EEA
(E) = person resident outside Sweden but within EEA

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

The enclosed Certificate of Registration has been issued for

Atlas Copco Aktiebolag
registration number: **556014-2720**

which is registered as "PUBLIKT", generally written (publ), in the Companies Register kept by this office, the Companies Department of the Patent and Registration Office, Sweden.

A Swedish company classed as "PUBLIKT" is entitled to invite the general public to subscribe for or acquire shares and other securities which the company issues.

The share capital for a company classed as "PUBLIKT" must amount to a minimum of SEK 500 000.

Sundsvall, 18th June, 2001

Bolagsavdelningen

851 81 Sundsvall
Besöksadress Badhusparken
Postgiro 95 06 08 - 0
Bankgiro 5050 - 0255
Telefon 060 - 18 40 00
Telefax 060 - 12 64 77

2291071

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

BOARD OF DIRECTORS:
410425-6179 Carlsson, Sune Oskar, Hovås Arkitektväg 6 A,
436 50 HOVÅS
420204-6811 Hagerius, Leis Håkan, (A), Ekvägen 6,
697 74 SKÖLLERSTA
431212-8533 Hellström, Kurt Roland, (U), Erik Dahlbergs Allé 7,
126 25 STOCKHOLM
410519-2993 Jeansson, Lennart Christer Ivan, Billdals Rönnväg 10,
427 38 BILLDAL
601015 Leysen, Thomas, (E), Dennenlaan 9 A, 2020 ANTEWERPEN,
BELGIEN
570513-9334 Lindgren, Bengt Birger, (A), Laggvretsvägen 8,
737 34 FAGERSTA
560203-0024 Litzén, Ulla Viveka, Tysta Gatan 6, 115 20 STOCKHOLM
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM
340608-0816 Scharp, Johan Anders Fredrik, (O),
Erik Dahlbergsallén 3, 115 24 STOCKHOLM
330620 Singhania, Hari Shankar, (U), 19, Prithviraj Road,
New Delhi 110 011, NEW DELHI, INDIEN
650830-6617 Soting, Johan Lars-Erik, (A), Badhusgatan 7,
702 10 ÖREBRO
430422-9398 Treschow, Niels Michael Aage, Malmvik,
178 93 DROTTNINGHOLM
560113-0015 Wallenberg, Jacob, Väringavägen 13, 182 63 DJURSHOLM

DEPUTY MEMBERS OF THE BOARD:
600805-9310 Bergstedt, Karl Mikael Henning, (A), Månkarbov 59,
815 69 MÅNKARBO
511129-1430 Kjetselberg, Alf Sune, (A), Räkvägen 6, 815 45 TIERP
490711-9517 Thorén, Kurt Rodny, (A), Ystadsvägen 70,
121 49 JOHANNESHOV

MANAGING DIRECTOR:
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

2291071

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

DEPUTY MANAGING DIRECTOR:
500205-0259 Gezelius, Rolf Göran, Åsgatan 14, 811 34 SANDVIKEN
451210-1934 Kvarnbäck, Bengt Johan, (E), Atlas Copco Airpower nv,, P.O. Box 100, B-2610, WILRIJK, BELGIEN
400905-6997 Nijdam, Fredrik Yde, Karlavägen 83, 114 59 STOCKHOLM

OTHER PERSONS AUTHORIZED TO SIGN ON BEHALF OF THE COMPANY:
540624-8509 Berglund, Ingrid Annika, S:t Paulsgatan 35 A, 118 48 STOCKHOLM
490708-1055 Björkdahl, Erik Anders, Manhemsvägen 26, 131 46 NACKA
470731-2023 Hamilton, Marianne Elisabeth, Floragatan 14, 114 31 STOCKHOLM
550131-8512 Meyer, Rolf Hans Ola, Höglidsvägen 7, 182 46 ENEBYBERG
490321-0476 Nordin, Staffan Olof, Bergdalsvägen 37, 132 41 SALTSJÖ-BOO
541227-5975 Osvald, Håkan Wilhelm, Terrassvägen 4, 131 00 NACKA
460126-7554 Sandberg, Hans Olov Ludvig, Runebergsgatan 1, 6 tr, 114 29 STOCKHOLM

COMPANY AUDITORS:
490425-2451 Holmström, John Fredrik Stefan, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
451210-4136 Markborn, Hans Peter Mats Adam, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

DEPUTY AUDITORS:
500819-7815 Jansson, Thomas Rutger, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
530503-0198 Sundqvist, Björn Rickard, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

SIGNATORY POWER:
In addition to the Board of Directors,
any two jointly of
Carlsson, Sune Oskar
Hellström, Kurt Roland
Jeansson, Lennart Christer Ivan
Leysen, Thomas
Litzén, Ulla Viveka
Mazzalupi, Giulio
Scharp, Johan Anders Fredrik
Singhania, Hari Shankar
Treschow, Niels Michael Aage
Wallenberg, Jacob
Gezelius, Rolf Göran
Kvarnbäck, Bengt Johan
Nijdam, Fredrik Yde
Berglund, Ingrid Annika
Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig

or any one of them in combination with any one of
Björkdahl, Erik Anders
Nordin, Staffan Olof
Osvald, Håkan Wilhelm

are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

FINANCIAL YEAR:
Registered financial year: 0101-1231
Latest annual report submitted covers financial period 000101-001231

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

DATE OF REGISTRATION OF CURRENT AND PREVIOUS COMPANY NAMES:
1955-12-23 Atlas Copco Aktiebolag
1917-03-30 Aktiebolaget Atlas-Diesel

SUNDSVALL 2001-06-18
Ex officio

MARY SONDELL

SWEDISH PATENT AND REGISTRATION OFFICE

(O) = chairman of the board
(A) = employee representative
(U) = person resident outside EEA
(E) = person resident outside Sweden but within EEA

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

The enclosed Certificate of Registration has been issued for

Atlas Copco Aktiebolag
registration number: **556014-2720**

which is registered as "PUBLIKT", generally written (publ), in the Companies Register kept by this office, the Companies Department of the Patent and Registration Office, Sweden.

A Swedish company classed as "PUBLIKT" is entitled to invite the general public to subscribe for or acquire shares and other securities which the company issues.

The share capital for a company classed as "PUBLIKT" must amount to a minimum of SEK 500 000.

Sundsvall, 5th July, 2000

3992320

PRV

PATENT- OCH REGISTRERINGSVERKET

Bolagsavdelningen

SWEDEN

CERTIFICATE OF REGISTRATION

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

PATENT- OCH REGISTRERINGSVERKET

BOARD OF DIRECTORS:
410425-6179 Carlsson, Sune Oskar, Hovås Arkitektväg 6 A, 436 50 HOVÅS
370614-8057 Hedberg, Nils Tore, (A), Telefonvägen 15, 2tr, 126 37 HÄGERSTEN
431212-8533 Hellström, Kurt Roland, (U), Erik Dahlbergs Allé 7, 126 25 STOCKHOLM
310222 Janssen, Paul Emmanuel, (E), Le Bonnier, Rue Gaston Bary 79, 1310 LA HULPE, BELGIEN
410519-2993 Jeansson, Lennart Christer Ivan, Billdals Rönnväg 10, 427 38 BILLDAL
570513-9334 Lindgren, Bengt Birger, (A), Laggvretsvägen 8, 737 34 FAGERSTA
560203-0024 Litzén, Ulla Viveka, Tysta Gatan 6, 115 20 STOCKHOLM
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM
340608-0816 Scharp, Johan Anders Fredrik, (O), Erik Dahlbergsallén 3, 115 24 STOCKHOLM
330620 Singhania, Hari Shankar, (U), 19, Prithviraj Road, New Delhi 110 011, NEW DELHI, INDIEN
650830-6617 Soting, Johan Lars-Erik, (A), Badhusgatan 7, 702 10 ÖREBRO
430422-9398 Treschow, Niels Michael Aage, Malmvik, 178 93 DROTTNINGHOLM
560113-0015 Wallenberg, Jacob, Väringavägen 13, 182 63 DJURSHOLM

DEPUTY MEMBERS OF THE BOARD:
600805-9310 Bergstedt, Karl Mikael Henning, (A), Mankarbov 59, 815 69 MÅNKARBO
420204-6811 Hagerius, Leis Håkan, (A), Ekvägen 6, 697 74 SKÖLLERSTA
511129-1430 Kjetselberg, Alf Sune, (A), Räkvägen 6, 815 45 TIERP

MANAGING DIRECTOR:
400927-5134 Mazzalupi, Giulio, Atlas Copco AB, 105 23 STOCKHOLM

3992320

PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

SWEDEN

CERTIFICATE OF REGISTRATION

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

DEPUTY MANAGING DIRECTOR:
451210-1934 Kvarnbäck, Bengt Johan, (E), Atlas Copco Airpower nv,, P.O. Box 100, B-2610, WILRIJK, BELGIEN
400905-6997 Nijdam, Fredrik Yde, Karlavägen 83, 114 59 STOCKHOLM

OTHER PERSONS AUTHORIZED TO SIGN ON BEHALF OF THE COMPANY:
540624-8509 Berglund, Ingrid Annika, S:t Paulsgatan 35 A, 118 48 STOCKHOLM
490708-1055 Björkdahl, Erik Anders, Manhemsvägen 26, 131 46 NACKA
500205-0259 Gezelius, Rolf Göran, Åsgatan 14, 811 34 SANDVIKEN
470731-2023 Hamilton, Marianne Elisabeth, Floragatan 14, 114 31 STOCKHOLM
550131-8512 Meyer, Rolf Hans Ola, Höglidsvägen 7, 182 46 ENEBYBERG
490321-0476 Nordin, Staffan Olof, Bergdalsvägen 37, 132 41 SALTSJÖ-BOO
541227-5975 Osvald, Håkan Wilhelm, Terrassvägen 4, 131 00 NACKA
460126-7554 Sandberg, Hans Olov Ludvig, Näsby Allé 62, 183 55 TÄBY

COMPANY AUDITORS:
490425-2451 Holmström, John Fredrik Stefan, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
451210-4136 Markborn, Hans Peter Mats Adam, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

DEPUTY AUDITORS:
500819-7815 Jansson, Thomas Rutger, KPMG Bohlins AB, Box 16106, 103 23 STOCKHOLM
530503-0198 Sundqvist, Björn Rickard, Arthur Andersen, Box 1329, 111 83 STOCKHOLM

CONTD.

PRV
PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

SIGNATORY POWER:
In addition to the Board of Directors,
any two jointly of
Carlsson, Sune Oskar
Hellström, Kurt Roland
Janssen, Paul Emmanuel
Jeansson, Lennart Christer Ivan
Litzén, Ulla Viveka
Mazzalupi, Giulio
Scharp, Johan Anders Fredrik
Singhania, Hari Shankar
Treschow, Niels Michael Aage
Wallenberg, Jacob
Kvarnbäck, Bengt Johan
Nijdam, Fredrik Yde
Berglund, Ingrid Annika
Gezelius, Rolf Göran
Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig

or any one of
Carlsson, Sune Oskar
Hellström, Kurt Roland
Janssen, Paul Emmanuel
Jeansson, Lennart Christer Ivan
Litzén, Ulla Viveka
Mazzalupi, Giulio
Scharp, Johan Anders Fredrik
Singhania, Hari Shankar
Treschow, Niels Michael Aage
Wallenberg, Jacob
Kvarnbäck, Bengt Johan
Nijdam, Fredrik Yde
Berglund, Ingrid Annika
Gezelius, Rolf Göran

3992320

PRV

PATENT- OCH REGISTRERINGSVERKET
Bolagsavdelningen

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number:	556014-2720
Date of registration:	1917-03-30
Company name:	Atlas Copco Aktiebolag
Address:	105 23 STOCKHOLM
Registered office:	Nacka
Share capital:	SEK 1.048.010.920

Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig
in combination with
Björkdahl, Erik Anders
Nordin, Staffan Olof
Osvald, Håkan Wilhelm

are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

FINANCIAL YEAR:
Registered financial year: 0101-1231
Latest annual report submitted covers financial period 990101-991231

DATE OF REGISTRATION OF CURRENT AND PREVIOUS COMPANY NAMES:
1955-12-23 Atlas Copco Aktiebolag
1917-03-30 Aktiebolaget Atlas-Diesel

SUNDSVALL 2000-07-05
Ex officio

GUNN LAHTI

SWEDISH PATENT AND REGISTRATION OFFICE

(O) = chairman of the board
(A) = employee representative
(U) = person resident outside EEA
(E) = person resident outside Sweden but within EEA

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

The enclosed Certificate of Registration has been issued for

Atlas Copco Aktiebolag
registration number: **556014-2720**

which is registered as "PUBLIKT", generally written (publ), in the Companies Register kept by this office, the Companies Department of the Patent and Registration Office, Sweden.

A Swedish company classed as "PUBLIKT" is entitled to invite the general public to subscribe for or acquire shares and other securities which the company issues.

The share capital for a company classed as "PUBLIKT" must amount to a minimum of SEK 500 000.

Sundsvall, 15th July, 2002

SWEDISH PATENT AND REGISTRATION OFFICE

2548212

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

BOARD OF DIRECTORS:
500412 Brock, Gunnar Lars Bertelson, (U), Chemin de la Louye,
1134 VUFFLENS-, LE- CHATEAU, SCHWEIZ
410425-6179 Carlsson, Sune Oskar, Hovås Arkitektväg 6 A,
436 50 HOVÅS
420204-6811 Hagerius, Leis Håkan, (A), Ekvägen 6,
697 74 SKÖLLERSTA
431212-8533 Hellström, Kurt Roland, (U), Erik Dahlbergs Allé 7,
126 25 STOCKHOLM
410519-2993 Jeansson, Lennart Christer Ivan, Billdals Rönnväg 10,
427 38 BILLDAL
601015 Leysen, Thomas, (E), Dennenlaan 9 A, 2020 ANTEWERPEN,
BELGIEN
570513-9334 Lindgren, Bengt Birger, (A), Laggvretsvägen 8,
737 34 FAGERSTA
560203-0024 Litzén, Ulla Viveka, Tysta Gatan 6, 115 20 STOCKHOLM
400227 Long, Charles Edward, (U), 24 Meadow Hill Place,
ARMONK NY 10504, USA
340608-0816 Scharp, Johan Anders Fredrik, (O),
Erik Dahlbergsallén 3, 115 24 STOCKHOLM
650830-6617 Soting, Johan Lars-Erik, (A), Badhusgatan 7,
702 10 ÖREBRO
430422-9398 Treschow, Niels Michael Aage, Malmvik,
178 93 DROTTNINGHOLM
560113-0015 Wallenberg, Jacob, Väringavägen 13, 182 63 DJURSHOLM

DEPUTY MEMBERS OF THE BOARD:
600805-9310 Bergstedt, Karl Mikael Henning, (A), Månkarbov 59,
815 69 MÅNKARBO
511129-1430 Kjetselberg, Alf Sune, (A), Räkvägen 6, 815 45 TIERP
490711-9517 Thorén, Kurt Rodny, (A), Ystadsvägen 70,
121 49 JOHANNESHOV

MANAGING DIRECTOR:
500412 Brock, Gunnar Lars Bertelson, (U), Chemin de la Louye,

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

2548212

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

1134 VUFFLENS-, LE- CHATEAU, SCHWEIZ

DEPUTY MANAGING DIRECTOR:
500205-0259 Gezelius, Rolf Göran, Åsgatan 14, 811 34 SANDVIKEN
451210-1934 Kvarnbäck, Bengt Johan, (E), Atlas Copco Airpower nv,,
P.O. Box 100, B-2610, WILRIJK, BELGIEN
590404-3592 Rosengren, Björn Klas Otto, Ekbackevägen 12,
181 46 LIDINGÖ

OTHER PERSONS AUTHORIZED TO SIGN ON BEHALF OF THE COMPANY:
540624-8509 Berglund, Ingrid Annika, S:t Paulsgatan 35 A,
118 48 STOCKHOLM
490708-1055 Björkdahl, Erik Anders, Manhemsvägen 26, 131 46 NACKA
470731-2023 Hamilton, Marianne Elisabeth, Floragatan 14,
114 31 STOCKHOLM
550131-8512 Meyer, Rolf Hans Ola, Höglidsvägen 7,
182 46 ENEBYBERG
490321-0476 Nordin, Staffan Olof, Bergdalsvägen 37,
132 41 SALTSJÖ-BOO
541227-5975 Osvald, Håkan Wilhelm, Terrassvägen 4, 131 00 NACKA
460126-7554 Sandberg, Hans Olov Ludvig, Runebergsgatan 1, 6 tr,
114 29 STOCKHOLM

COMPANY AUDITORS:
556043-4465 KPMG Bohlins Aktiebolag
Box 16106, 103 23 STOCKHOLM
Principally responsible auditor: 490425-2451 Holmström, John Fredrik St
Måsvägen 12 B, 183 57 TÄBY

SIGNATORY POWER:
In addition to the board of directors,
any two jointly of
Brock, Gunnar Lars Bertelson
Carlsson, Sune Oskar
Hellström, Kurt Roland
Jeansson, Lennart Christer Ivan

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

PRV Bolag

PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number: 556014-2720

Date of registration: 1917-03-30

Company name: Atlas Copco Aktiebolag

Address:

105 23 STOCKHOLM

Registered office: Nacka

Share capital: SEK 1.048.010.920

Leysen, Thomas
Litzén, Ulla Viveka
Long, Charles Edward
Scharp, Johan Anders Fredrik
Treschow, Niels Michael Aage
Wallenberg, Jacob
Gezelius, Rolf Göran
Kvarnbäck, Bengt Johan
Rosengren, Björn Klas Otto
Berglund, Ingrid Annika
Hamilton, Marianne Elisabeth
Meyer, Rolf Hans Ola
Sandberg, Hans Olov Ludvig

or any one of them in combination with any one of
Björkdahl, Erik Anders
Nordin, Staffan Olof
Osvald, Håkan Wilhelm

are entitled to sign on behalf of the company.

Furthermore, the Managing Director, in his normal business activities, is also entitled to sign on behalf of the company.

FINANCIAL YEAR:
Registered financial year: 0101-1231
Latest annual report submitted covers financial period 010101-011231

DATE OF REGISTRATION OF CURRENT AND PREVIOUS COMPANY NAMES:
1955-12-23 Atlas Copco Aktiebolag
1917-03-30 Aktiebolaget Atlas-Diesel

CONTD.

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

2548212

PRV Bolag
PATENT- OCH REGISTRERINGSVERKET

CERTIFICATE OF REGISTRATION

SWEDEN

Registration number:	556014-2720
Date of registration:	1917-03-30
Company name:	Atlas Copco Aktiebolag
Address:	105 23 STOCKHOLM
Registered office:	Nacka
Share capital:	SEK 1.048.010.920

SUNDSVALL 2002-07-15
Ex officio

CATARINA OLSSON

SWEDISH PATENT AND REGISTRATION OFFICE

(O) = chairman of the board
(A) = employee representative
(U) = person resident outside EEA
(E) = person resident outside Sweden but within EEA

Swedish Patent and Registration Office
Companies Department
S-851 81 SUNDSVALL
Sweden

Schwedisches Patent- und Registeramt
Gesellschaftsabteilung
S- 851 81 SUNDSVALL
Schweden

Office Suédois des Brevets et de l'Enregistrement
Section des Sociétés
S-851 81 SUNDSVALL
Suède

Tel: +46 60-18 40 00

Fax: +46 60-12 98 40

Atlas Copco **press information**

Group Communications

02 DEC 30 AM 9:54

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46 8 743 8070 or +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager (analysts)
Phone +46 8 743 8291 or +46 70 518 8291, mattias.olsson@atlascopco.com

Brock comments on Atlas Copco's Q3, 2002, results

Stockholm, Sweden, October 24, 2002—Today, the Atlas Copco Group reported third quarter revenues of MSEK 11,833 (12,885). Profit after financial items was MSEK 1,241(1,287), a margin of 10.5% (9.9), before a goodwill impairment charge of MSEK 6,950. The charge, related to goodwill from acquisitions in the Rental Service business area, has no cash flow effect but turned reported profit to a loss.

"The recent weak market has revealed that the assumptions for average revenue growth and rental rates made at the time of the acquisitions have to be revised," says Gunnar Brock, President and CEO of the Atlas Copco Group, commenting on the impairment charge. *"As a result, the expected financial returns of the rental business do not fully justify the acquisition costs of Prime Service and RSC, acquired at a time of substantially higher market valuations than today."* The strategic rationale as to why Atlas Copco entered into the equipment rental business remains. The outsourcing trend continues, and the rental business brings the Group closer to end-users.

*"As expected, the **Group's** order volume remained fairly stable in the third quarter. At the same time, all business areas reported very strong cash flow."*

The ***Compressor Technique*** business area advanced its market positions for industrial compressors further with sustained high profit levels.

The non-residential building activity in North America weakened further in the quarter. *"On the positive side, further efficiency improvements in the **Rental Service** business area, together with the continually strong cash flow, show that we can manage this business during tough times. This also means that we are well positioned once the demand improves."*

The motor vehicle industry returned to better demand levels, benefiting the industrial tools operation for the ***Industrial Technique*** business area. In North America, sales and profit margins increased for the exclusive Milwaukee electric tool brand and its European launch contributed positively to the result.

The ***Construction and Mining Technique*** business area reported significantly higher order intake for mining equipment in the quarter.

Overall, the demand for Atlas Copco's products and services is expected to stay at the present level in the near-term.

Atlas Copco

press information

Group Communications

CONTACT: Patrik Nolåker, President, Atlas Copco Craelius Division
+46 8 58 77 85 00 or +46 70 41 785 01, patrik.nolaker@atlascopco.com

Fredrik Ljungdahl, Sustainability Communications Manager, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Atlas Copco Craelius receives environmental certification

Stockholm, Sweden, October 25, 2002—Atlas Copco Craelius' manufacturing unit in Märsta, Sweden, has been granted ISO 14001 certification for its operations according to its documented Environmental Policy. With the recent certification, 80% of the Atlas Copco Group's production sites worldwide are ISO 14001 certified.

As of October 2002, all processes within Atlas Copco Craelius AB are certified according to ISO 9001 Quality Management System and ISO 14001 Environmental Management System. This includes all steps in the developing, manufacturing and marketing processes as well as all services performed.

These certificates can only be gained by complying with strict international standards. To retain the certifications, the company's performance will be checked continuously. All employees at Atlas Copco Craelius AB are continuously trained in quality and environmental processes.

Atlas Copco Craelius is a division within the Atlas Copco Group developing, manufacturing and marketing equipment for exploration drilling and ground engineering applications. The headoffice is located in Märsta, Sweden, and manufacturing units are located in Sweden, Canada and China. The division employs approx. 300 people world-wide. More information is available on www.atlascopco.com/craelius.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Staffan Nordin, Group Treasurer
+46-8-743 8183, e-mail: staffan.nordin@atlascopco.com

Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

Atlas Copco to buy outstanding 49% in Atlas Copco (India) Ltd.

Stockholm, Sweden, December 6, 2002—Atlas Copco AB has today informed the Bombay Stock Exchange (BSE) and the National Stock Exchange (NSE) of its intention to voluntarily acquire 49.01% of outstanding shares aggregating 5,528,844 of equity shares with the public in its Indian subsidiary, Atlas Copco (India) Ltd, subject to statutory approval.

The offer price is Rs 243 per share, which is more than a 40% premium compared to the 26-week average of the closing high-low price quoted on the NSE. The offer is scheduled to open on January 29, 2003 and close on February 27, 2003.

Commenting on the offer Staffan Nordin, Group Treasurer, Atlas Copco AB says, *"The offer provides an opportunity to shareholders to make an appropriate choice in the prevailing environment to exit at an attractive premium. This offer is in line with our global philosophy of owning 100% holding in our subsidiaries worldwide".*

Atlas Copco AB and its affiliates currently holds 50.99% of the equity share capital of Atlas Copco (India) Ltd.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President Group Communications
+46-8-743 8070, e-mail: annika.berglund@atlascopco.com

Financial information from Atlas Copco during 2003

Stockholm, Sweden, December 18, 2002—The Atlas Copco Group will issue financial information on the following dates next year:

2003	February 3	Q4 – fourth quarter results 2002
	April 28	Q1 – first quarter results 2003
	July 17	Q2– second quarter results 2003
	October 23	Q3– third quarter results 2003
2004	February 2	Q4 – fourth quarter results 2003

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

October 24, 2002

ATLAS COPCO
Interim report at September 30, 2002 (unaudited)

02 DEC 30

Stable cash flow at high level

- **Goodwill impairment charge of MSEK 6,950, no cash flow effect.**
- **Order volumes down 1% from Q3 2001, 8% negative currency translation effect.**
- **Profit after financial items, before impairment charge, was MSEK 1,241 (1,287), or 10.5% (9.9).**
- **Operating profit margin, before impairment charge, equaled 11.8% (12.5).**
- **Earnings per share, before impairment charge, were SEK 3.69 (4.06).**
- **Operating cash flow totaled MSEK 1,645 (1,403), 14% of revenues.**

Note: All comparative figures are for the third quarter of 2001, unless otherwise stated.

	July–September				January–September			
MSEK	2002 reported	2002 *	2001	%	2002 reported	2002 *	2001	%
Orders received	**11,833**	**11,833**	**12,885**	**-8**	36,532	36,532	38,573	-5
Revenues	**11,873**	**11,873**	**13,041**	**-9**	35,613	35,613	38,022	-6
Operating profit	**-5,545**	**1,405**	**1,627**	**-14**	-3,075	3,875	4,782	-19
- as a percentage of revenues		*11.8*	*12.5*			*10.9*	*12.6*	
Profit after financial items	**-5,709**	**1,241**	**1,287**	**-4**	-3,723	3,227	3,646	-11
- as a percentage of revenues		***10.5***	***9.9***			*9.1*	*9.6*	
Items affecting comparability								
Goodwill impairment charge	*-6,950*				*-6,950*			
Restructuring charges					*-48*	*-48*	*-60*	
Capitalized development costs	*+64*	*+64*			*+214*	*+214*		
Revised useful life estimates	*+45*	*+45*			*+135*	*+135*		
Total	**-6,841**	**+109**			-6,649	+301	-60	
Earnings per share, SEK	**-29.47**	**3.69**	**4.06**	**-9**	-23.45	9.71	11.27	-14
Equity capital per share, SEK	**95**	**126**	**131**					
Return on capital employed (12-month value)	**-3**	**12**	**14**					

* Excluding goodwill impairment charge.

Near-term demand outlook

Overall, the demand for Atlas Copco's products and services is expected to remain unchanged during the coming quarter.

Demand for rental equipment in the United States is expected to stay at present level, adjusted for normal seasonal downturn in the fourth quarter.

Impairment charge

In the third quarter, Atlas Copco has taken an impairment charge (extraordinary write-down of goodwill) in the Rental Service business area of MSEK 6,950, equal to MUSD 700 at average exchange rate of 9.93. This corresponds to SEK 33.16 per share. The charge has no cash flow effect and does not affect the company's dividend capacity for 2002.

During the last two years, non-residential building in the United States has fallen substantially. The resulting lower demand, combined with an oversupply of rental equipment in the industry, has made the market place very competitive. The weak market has also revealed that the assumptions for average revenue growth and rental rates, used at the time of the acquisitions, had to be revised. As a consequence, the expected financial returns of the rental business do not fully justify the acquisition costs of the rental companies, acquired at a time of substantially higher market valuations than today.

The size of the impairment charge is a result of an impairment test (in accordance with Swedish GAAP/IAS, reviewed by Group auditors), whereby the present value of future, estimated, cash flow is compared with the book values of the referred business. The resulting charge is included in the reported operating profit but separated as an item affecting comparability in the analysis of results.

The underlying facts and reasons as to why Atlas Copco entered into the equipment rental business are still valid. The trend towards outsourcing continues, i.e. to rent instead of own and companies look for suppliers that offer the function rather than the product. Providing a rental service is in line with Atlas Copco's "use-of-product" strategy and allows the Group to come closer to the end user which in itself has substantial merits.

The Rental Service business area has carried out an aggressive rationalization and is continuously adapting to the current market reality. With a very good cash flow and a more efficient rental operation, the business area is well positioned to grow and improve profitability as the demand improves. The long-term prospects for the equipment rental industry look good.

Summary of nine-month results

Atlas Copco Group

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

Orders received by the Atlas Copco Group in the first nine months of 2002 decreased 5% to MSEK 36,532 (38,573), corresponding to a volume decline of 3% for comparable units. The negative translation effect from foreign exchange rate fluctuations was 3%. Revenues declined 6%, to MSEK 35,613 (38,022), corresponding to a 4% decline in volume.

The Group's operating profit decreased to MSEK 3,875 (4,782), down 19% and corresponding to a profit margin of 10.9% (12.6). Profit after financial items amounted to MSEK 3,227 (3,646), down 11% and corresponding to a margin of 9.1% (9.6). Excluding items affecting comparability, the operating profit and profit after financial items amounted to MSEK 3,574 and 2,926 respectively. The negative impact of changes in exchange rates compared with the previous year was approximately MSEK 160 for the first nine months.

Operating cash flow before acquisitions and dividends but including capital expenditure and taxes, equaled MSEK 4,197 (3,881).

Review of third quarter

Atlas Copco Group

Market development
The important non-residential building sector in the United States continued to deteriorate in the third quarter, affecting particularly rental, but also wholesale demand for construction equipment. Other segments of the construction market—residential and infrastructure—had a flat and a positive development respectively, which supported demand for certain products, notably professional electric tools with accessories.

Demand for investment-related products from the manufacturing industry in North America remained relatively low, even though investments in the motor vehicle industry recovered after a period of weakness. Capacity utilization was still very low in most customer segments. Demand for production-related equipment and services were also affected by the generally weak market conditions but less than investment goods.

In Latin America, demand was good from the mining industry. The activity level in the construction and manufacturing industries in most countries was however low, which affected sales of products and services to these customer groups negatively.

In Europe, low capacity utilization in most manufacturing industries and an overall low activity level in the construction industry, affected the demand for investment-related equipment. Exceptions were primarily the motor vehicle industry and tunneling projects, where investments in industrial tools and drill rigs increased respectively. The demand for consumables and service continued at a relatively high level. The overall demand trend in France and southern Europe remained weak, while Germany was stable. The Nordic and East European regions had a better than average development.

The Africa and Middle East region continued to develop favorably, thanks primarily to solid demand from the mining industry in southern Africa and a few large construction projects in the Middle East.

In Asia, the demand development from manufacturing and construction customers remained positive. China was the main contributor to growth, but strong demand was also noted in some other markets in the region.

Orders and revenues
Orders received totaled MSEK 11,833 (12,885), down 8% from the third quarter of 2001. This corresponds to a 1% decrease in volumes after adjusting for an 8% negative translation effect, a 1% negative price effect and a positive acquisition effect of 2%. In North America, representing 49% of Group sales, volumes remained lower than in the same quarter in 2001, while in Europe, representing 31% of sales, volumes were slightly up. Asia/Australia and Africa/Middle East, representing 12% and 5% of total sales respectively, continued to grow considerably. South America, 3% of the total, reported lower order volumes.

Revenues decreased 9%, to MSEK 11,873 (13,041), corresponding to a 2% volume drop for comparable units.

Earnings and profitability

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

Operating profit dropped 14%, to MSEK 1,405 (1,627), corresponding to a margin of 11.8% (12.5). The decrease in the margin was primarily a result of the weak market conditions for the Rental Service business area in the United States. Compared to the previous year, the operating profit for the quarter also suffered from negative currency effects of about MSEK 180. New accounting standards regarding capitalization of development costs, and the adjustment of rental fleet useful life estimates had a positive effect on profit of MSEK 64 and MSEK 45 respectively.

Net financial items amounted to MSEK -164 (-340), of which net interest items accounted for MSEK -166 (-318) and financial foreign exchange difference MSEK +2 (-22). Interest expense declined year-on-year owing to strong cash flow and successful interest rate management.

Profit after financial items decreased 4%, to MSEK 1,241 (1,287), to a margin of 10.5% (9.9). Net foreign exchange effects were about MSEK -160 in the quarter.

Net profit totaled MSEK 774 (851), or SEK 3.69 (4.06) per share.

The return on capital employed during the 12 months to September 30, 2002, was 12% (14), and the return on shareholders' equity 10% (13). The Group uses a weighted average cost of capital (WACC) for 2002 of 8.5% (7.5), corresponding to a pre-tax cost of capital of approximately 13%.

Cash flow and net indebtedness

The reported goodwill impairment charge is a non-cash item and has consequently no impact on the Group's cash generation.

The operating cash surplus after tax reached MSEK 1,887 (1,692), corresponding to 16% (13) of Group revenues. Working capital increased MSEK 73 (decrease of 78).

Total cash flow from operations reached MSEK 1,814 (1,770).

Net investment in tangible fixed assets, including proceeds from sales of rental equipment was MSEK 75 (357).

Operating cash flow before acquisitions and dividends equaled MSEK 1,645 (1,403).

Summary cash-flow analysis

MSEK	July–September 2002	July–September 2001	January–September 2002	January–September 2001
Operating cash surplus after tax	**1,887**	**1,692**	5,045	5,146
of which depreciation added back	***986***	***1,154***	*3,055*	*3,332*
Change in working capital	**-73**	**78**	576	27
Cash flow from operations	**1,814**	**1,770**	5,621	5,173
Investments in tangible fixed assets	**-485**	**-964**	-2,541	-2,795
Sale of tangible fixed assets	**410**	**607**	1,358	1,613
Other investments, net	**-94**	**-10**	-241	-110
Company acquisitions/divestments	**-9**	**-106**	-710	-241
Cash flow from investments	**-178**	**-473**	-2,134	-1,533
Dividends paid	**0**	**0**	-1,163	-1,122
Net cash flow	**1,636**	**1,297**	2,324	2,518
Change in interest-bearing liabilities	**-1,474**	**-2,101**	-2,097	-2,179
Cash flow after financing	**162**	**-804**	227	339
Liquid funds at beginning of period	**1,300**	**2,470**	1,343	1,237
Translation difference	**-4**	**-8**	-112	82
Liquid funds at end of period	**1,458**	**1,658**	1,458	1,658

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 15,783 (22,009), of which MSEK 1,829 (1,766) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) improved only slightly to 79% (80), due to the goodwill impairment charge. Excluding this non-cash impairment charge, the debt/equity ratio was 60%.

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 191 (147). Gross investments in rental equipment ended at MSEK 294 (817). Depreciation on these two asset groups was MSEK 223 (241) and MSEK 581 (729), respectively, while amortization of intangible assets equaled MSEK 182 (184), excluding the goodwill write-down from the impairment charge.

People

On September 30, 2002, the number of employees was 26,002 (25,932). For comparable units, the number of employees decreased by 568 from September 30, 2001.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

	July–September			January–September		
MSEK	2002	2001	%	2002	2001	%
Orders received	**3,863**	**4,249**	**-9**	12,405	12,725	-3
Revenues	**3,963**	**4,324**	**-8**	11,787	12,441	-5
Operating profit	**768**	**829**	**-7**	2,196	2,398	-8
- as a percentage of revenues	***19.4***	***19.2***		*18.6*	*19.3*	
Return on capital employed (12-month values)	***66***	***67***				

- Good order development for industrial compressors and aftermarket.
- Portable compressors were negatively affected by poor market conditions.
- High and stable profit margin, above 19%.

Orders received decreased 9%, at MSEK 3,863 (4,249), corresponding to a decrease in volume of 5%. The negative translation effect was approximately 7%, while acquisitions and a small average price increase added 3%.

As a consequence of further market penetration and the introduction of new products, standard industrial compressor business, especially small and medium-sized machines, continued to grow. Apart from Europe, where the demand was erratic, growth was recorded in most regions with Asia again being the strongest. Larger units, predominantly oil-free machines, recorded stable development overall, but with large variations between markets. The aftermarket business recorded another quarter of consistent growth.
Gas and process compressors had a weak quarter and were well below the previous year's strong order volume.

Sales of generators and portable compressors, primarily serving construction-related customers, suffered from poor market conditions in many markets. In addition, the very low level of fleet investments from rental companies, both internal and external, continued in the quarter. Only a few markets, among them China, had a favorable sales development.

In the quarter, a new laboratory and test facility for small and medium-sized industrial compressors was inaugurated in Antwerp, Belgium. This will enhance further the capacity for product development and faster time to market.

Revenues decreased 8% for the quarter, to MSEK 3,963 (4,324), corresponding to a volume decrease of 5%.

Operating profit amounted to MSEK 768 (829), corresponding to a slightly improved operating margin of 19.4% (19.2). The margin was supported by the change in accounting concerning capitalization of certain development costs, but negatively affected by currency effects and a lower level of invoicing. The return on capital employed (past 12 months) remained at a very high level, 66% (67).

Rental Service business area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	July–September 2002 reported	2002 *	2001	%	January–September 2002 reported	2002 *	2001	%
Revenues	**3,191**	**3,191**	**4,094**	**-22**	9,945	9,945	11,693	-15
Goodwill impairment charge	**-6,950**				-6,950			
Operating profit	**-6,733**	**217**	**378**	**-43**	-6,443	507	1,136	-55
- as a percentage of revenues		***6.8***	***9.2***			*5.1*	*9.7*	
Return on capital employed (12-month values)	**-18**	**2**	**5**					

* Excluding goodwill impairment charge.

In order to enhance comparability, the current year's results are compared to the previous year excluding the goodwill impairment charge.

- Further weakening of non-residential building activity.
- Rental rates continued to be under pressure.
- Improved fleet utilization indicates strengthened market position.
- Cash flow remained very strong.

Revenues decreased 22%, to MSEK 3,191 (4,094). The negative translation effect was 9% and volumes decreased 10%, primarily due to a sharp fall in used equipment sales of 53%. The drop in used equipment sales came as a result of the active fleet restructuring efforts in Q3-Q4 last year. Sales of new equipment, parts and merchandise, representing 17% of total revenues, dropped 6%.

Rental revenues, which accounted for 76% of total revenues, dropped 3% in volume, and average rental rates were 4% short of one year previously. However, rental volumes and rental rates continued to improve compared to Q1 and Q2 in spite of the difficult market situation.

The underlying market situation for construction continued to deteriorate in Q3. Non-residential building, representing about 50% of Rental Service's revenues, was close to 20% below the previous year's level. The industrial business saw some improvement in turn-around and maintenance business, but with manufacturing capacity utilization at historically low levels, overall demand remained weak.

Rental fleet utilization continued to improve and was higher than in both Q3 2001 and Q2 2002, thanks to focused sales and marketing efforts and continued fleet-efficiency measures. Total rental fleet at original cost was 7% lower than in Q3 2001.The number of rental locations at the end of the period was 520, compared to 547 one year earlier.

Cash flow remained very strong for the quarter, due to active asset management, and limiting investments in the fleet to replacements only.

Operating profit, including ordinary goodwill amortization, was MSEK 217 (378), corresponding to a margin of 6.8% (9.2). Lower rental rates and volumes were the main explanation for the drop in margins, partly compensated for by a continued reduction of operational costs. The revision of useful life estimates on certain fleet categories made in the beginning of 2002 led to a MSEK 45 lower depreciation expense than for the same quarter

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	July–September 2002	July–September 2001	%	January–September 2002	January–September 2001	%
Orders received	**2,925**	**2,987**	**-2**	8,727	9,071	-4
Revenues	**2,928**	**3,002**	**-2**	8,578	8,894	-4
Operating profit	**295**	**305**	**-3**	731	885	-17
- as a percentage of revenues	***10.1***	***10.2***		*8.5*	*10.0*	
Return on capital employed (12-month values)	*12*	*15*				

- Order volumes up compared to a weak Q3 in the previous year.
- Sales and profit improvement in electric tools.
- Profit margin above 10%.

Order intake decreased 2%, to MSEK 2,925 (2,987), corresponding to a 7% increase in volumes. The negative translation effect was 7% and the net effect of a slight average price decrease and divestments was -2%. Adjusted for the weak sales immediately after September 11 last year, the volume in Q3 2002 was approximately at the same level as in Q3 2001.

The motor vehicle industry in the United States returned to a better level of demand than what has been seen in the most recent quarters. Orders to the European motor vehicle industry remained at a relatively good level. Signs of recovery were noted for industrial tools to general industry and the automotive aftermarket in North America, whilst the demand in Europe continued to be very weak.

Orders for professional electric tools for construction and installation work increased further in North America. All sales channels with the exception of rental, recorded increases in the quarter. Demand in Europe was still weak, but thanks to the launch of a Milwaukee-branded professional electric tool range in Europe, a modest growth was achieved in spite of an overall low market demand.

A restructuring and investment plan for industrial tool production in France was announced in the quarter. The plan aims to increase profitability and growth by better utilization of existing competence centers in France and Great Britain. The provision for costs for this plan was almost offset by a MSEK 30 capital gain from the sale of the Revathi, India business.

Revenues were MSEK 2,928 (3,002), down 3%, corresponding to a volume increase of 6% for comparable units.

Operating profit was MSEK 295 (305), corresponding to a margin of 10.1% (10.2). Profit margin for the professional electric tools business increased while the margin for the industrial tools business decreased. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	July–September			January–September		
MSEK	2002	2001	%	2002	2001	%
Orders received	**1,914**	**1,701**	+13	5,748	5,481	+5
Revenues	**1,864**	**1,766**	+6	5,600	5,422	+3
Operating profit	**179**	**178**	+1	568	545	+4
- as a percentage of revenues	***9.6***	***10.1***		*10.1*	*10.1*	
Return on capital employed (12-month values)	**22**	**22**				

- Mining orders improved significantly.
- Modest overall growth in orders from the construction market.
- Operating margins affected by negative currency effects.

Orders received increased 13% to MSEK 1,914 (1,701), corresponding to an increase in volumes of 15%. There was a negative translation effect of 13%, while acquisitions and price added 10% and 1% respectively.

Orders from the mining industry improved significantly. Sales of production drilling rigs and underground loaders increased compared to recent quarters and the aftermarket business and sales of consumables continued to develop favorably. The positive trend was general across the regions, but especially strong in South America and Africa.

The construction market showed a mixed picture. Orders for drilling equipment for underground and surface construction increased in all important markets, while the light construction equipment deteriorated in Europe and North America. The "use-of-product" revenues, consumables, spare parts and service, continued to develop favorably.

In the beginning of October, the business area announced the decision to integrate its drill rig and loader/truck businesses into one dedicated division in Sweden. Substantial synergies will be achieved in product development, manufacturing, purchasing, logistics and administration. The transfer, which affects 215 employees in the Portland plant in Oregon, USA, will be made during 2003 and involves a restructuring cost of MSEK 150. The main part, approximately MSEK 100, will be charged to Q4 2002.

Revenues were MSEK 1,864 (1,766), up 6%, corresponding to a volume increase of 6% for comparable units.

Operating profit amounted to MSEK 179 (178), up 1% and corresponding to a slight drop in margin to 9.6% (10.1). A stronger Swedish Krona coupled with substantially weaker currencies in some African and South American countries had a clear negative effect on the profit margin. This more than offset the positive effect from higher invoicing volumes. Return on capital employed (past 12 months) was 22% (22).

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2002 Aug. 22		Revathi	Industrial Technique	100	114
2002 June 3	Krupp		Construction & Mining	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI		Construction & Mining	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

**Annual revenues and number of employees at time of acquisition/divestment.*

Previous near-term demand outlook
(Published July 18, 2002)

Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.

Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.

Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.

Demand in Asia is expected to continue to develop favorably.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001, with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 214 for the first nine months of 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives, which is estimated to be between 3 and 5 years. The implementation of the other new standards did not have a material effect on the Group's financial position.

Regarding accounting for goodwill: The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is

initial recognition. However, it also states that in rare cases, there may be persuasive evidence that the useful life will be longer than twenty years. As a consequence of IAS 22, the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and became effective as of January 1, 2002.

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic U.S. acquisitions over a period of 40 years. Given the short time before the Group will adapt to the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates. This has resulted in the impairment charge in the Rental Service business area affecting the operating profit for the third quarter by MSEK -6,950.

Stockholm, October 24, 2002

Gunnar Brock
President and Chief Executive Officer

Atlas Copco Group

Income Statement

MSEK	3 months ended September 30 2002 reported	2002 *	2001	9 months ended September 2002 reported	2002 *	2001	12 months ended September 30 2002 reported	2002 *
Revenues	11,873	11,873	13,041	35,613	35,613	38,022	48,730	48,730
Operating expenses	-10,468	-10,468	-11,414	-31,738	-31,738	-33,240	-43,507	-43,507
Goodwill impairment charge	-6,950			-6,950			-6,950	
Operating profit	**-5,545**	**1,405**	**1,627**	**-3,075**	**3,875**	**4,782**	**-1,727**	**5,223**
- as a percentage of revenues		*11.8*	*12.5*		*10.9*	*12.6*		*10.7*
Financial income and expenses	-164	-164	-340	-648	-648	-1,136	-942	-942
Profit after financial items	**-5,709**	**1,241**	**1,287**	**-3,723**	**3,227**	**3,646**	**-2,669**	**4,281**
- as a percentage of revenues		*10.5*	*9.9*		*9.1*	*9.6*		*8.8*
Taxes	-445	-445	-449	-1,138	-1,138	-1,277	-1,483	-1,483
Minority interest	-22	-22	13	-54	-54	-6	-59	-59
Net profit	**-6,176**	**774**	**851**	**-4,915**	**2,035**	**2,363**	**-4,211**	**2,739**
Earnings per share, SEK	-29.47	3.69	4.06	-23.45	9.71	11.27	-20.09	13.07
Key ratios								
Equity capital per share, period end, SEK				95	126	131		
Return on capital employed before tax, 12 month values, %				-3	12	14		
Return on equity after tax, 12 month values, %				-17	10	13		
Debt / equity ratio, period end, %				79	60	80		
Rate of equity, period end, %				39	46	41		
Number of employees, period end				26,002	26,002	25,932		

* Excluding goodwill impairment charge.

Balance Sheet

MSEK	Sept. 30, 2002 reported	Sept. 30, 2002 *	Dec. 31, 2001	Sept. 30, 2001
Intangible fixed assets	13,614	20,121	22,600	22,835
Rental equipment	12,320	12,320	14,935	15,719
Other fixed assets	6,896	6,896	7,887	7,760
Inventories	6,211	6,211	5,987	6,670
Receivables	10,548	10,548	11,605	12,228
Cash, bank, and short-term investments	1,458	1,458	1,343	1,658
Total assets	**51,047**	**57,554**	**64,357**	**66,870**
Equity	19,707	26,214	27,568	27,138
Minority interest	163	163	221	220
Interest-bearing liabilities and provisions	17,241	17,241	21,421	23,667
Non-interest-bearing liabilities and provisions	13,936	13,936	15,147	15,845
Total liabilities and equity	**51,047**	**57,554**	**64,357**	**66,870**

* Excluding goodwill impairment charge.

Changes in Shareholders' Equity

MSEK	Jan.–Sept. 2002 reported	Jan.–Sept. 2002 *	Jan.–Dec. 2001	Jan.–Sept. 2001
Opening balance	27,568	27,568	23,982	23,982
Dividend to shareholders	-1,153	-1,153	-1,100	-1,100
Translation differences for the period	-1,793	-2,236	1,619	1,893
Net profit for the period	-4,915	2,035	3,067	2,363
Closing balance	19,707	26,214	27,568	27,138

* Excluding goodwill impairment charge.

Revenues by Business Area

MSEK		July–September			January–September	
	2000	2001	2002	2000	2001	2002
Compressor Technique	3,643	4,324	3,963	10,613	12,441	11,787
Rental Service	3,751	4,094	3,191	10,106	11,693	9,945
Industrial Technique	2,869	3,002	2,928	8,293	8,894	8,578
Construction and Mining Technique	1,726	1,766	1,864	5,185	5,422	5,600
Eliminations	-194	-145	-73	-511	-428	-297
Atlas Copco Group	11,795	13,041	11,873	33,686	38,022	35,613

MSEK (by quarter)				2001			2002
	1	2	3	4	1	2	3
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039	3,963
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357	3,191
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827	2,928
Construction and Mining Techn.	1,828	1,828	1,766	1,831	1,784	1,952	1,864
Eliminations	-152	-131	-145	-154	-154	-70	-73
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105	11,873

Operating Profit by Business Area (excl. goodwill impairment charge)

MSEK		July–September			January–September	
	2000	2001	2002*	2000	2001	2002*
Compressor Technique	698	829	768	1,942	2,398	2,196
As a percentage of revenues	*19.2*	*19.2*	*19.4*	*18.3*	*19.3*	*18.6*
Rental Service	469	378	217	1,323	1,136	507
As a percentage of revenues	*12.5*	*9.2*	*6.8*	*13.1*	*9.7*	*5.1*
Industrial Technique	298	305	295	860	885	731
As a percentage of revenues	*10.4*	*10.2*	*10.1*	*10.4*	*10.0*	*8.5*
Construction and Mining Technique	164	178	179	479	545	568
As a percentage of revenues	*9.5*	*10.1*	*9.6*	*9.2*	*10.1*	*10.1*
Corporate items	71	-63	-54	-35	-182	-127
Operating profit	1,700	1,627	1,405	4,569	4,782	3,875
As a percentage of revenues	*14.4*	*12.5*	*11.8*	*13.6*	*12.6*	*10.9*
Financial income and expenses	-455	-340	-164	-1,251	-1,136	-648
Profit after financial items	1,245	1,287	1,241	3,318	3,646	3,227
As a percentage of revenues	*10.6*	*9.9*	*10.5*	*9.8*	*9.6*	*9.1*

* Excluding goodwill impairment charge.

MSEK (by quarter)				2001			2002
	1	2	3	4	1	2	3*
Compressor Technique	738	831	829	804	657	771	768
As a percentage of revenues	*18.8*	*19.8*	*19.2*	*18.1*	*17.4*	*19.1*	*19.4*
Rental Service	328	430	378	119	121	169	217
As a percentage of revenues	*9.0*	*10.9*	*9.2*	*3.2*	*3.6*	*5.0*	*6.8*
Industrial Technique	277	303	305	238	248	188	295
As a percentage of revenues	*9.8*	*9.9*	*10.2*	*7.4*	*8.8*	*6.7*	*10.1*
Construction and Mining T.	185	182	178	191	186	203	179
As a percentage of revenues	*10.1*	*10.0*	*10.1*	*10.4*	*10.4*	*10.4*	*9.6*
Corporate items	-65	-54	-63	-4	-46	-27	-54
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304	1,405
As a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*	*11.8*
Financial income and expenses	-414	-382	-340	-294	-254	-230	-164
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074	1,241
As a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*	*10.5*

* Excluding goodwill impairment charge.

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include, but are not limited to, general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@se.atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@se.atlascopco.com

Internet site for the Atlas Copco Group
www.atlascopco-group.com.

Presentations from Atlas Copco
For your convenience, a PowerPoint presentation of Atlas Copco's third quarter results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at December 30, 2002
The fourth quarter report will be published February 3, 2003.

Atlas Copco # press information

Group Communications

CONTACT: Fredrik Ljungdahl, Sustainability Communications, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Atlas Copco included in the Dow Jones Sustainability Indexes

Stockholm, Sweden, October 8, 2002 – For the third consecutive year, Atlas Copco has been selected as one of the 300 members to be included in the Dow Jones Sustainability World Index (DJSI World), and for the second time running as one of the 150 members in the European DJSI STOXX index.

The DJSI World and DJSI STOXX are stock indexes used to benchmark financial products based on the concept of corporate sustainability and to measure the performance of fund managers. The DJSI methodology involves a comprehensive assessment of the three sustainability dimensions – economical, environmental and social performance.

According to SAM Research, who conducts the assessment on behalf of Dow Jones Indexes:

"Atlas Copco AB has a very good overall sustainability performance compared to the industry average. In the economic dimension, Atlas Copco scored above the industry average with a good performance in Corporate Governance. Atlas Copco's management capabilities in the environmental dimension are above average compared to its industry. This is highlighted by a strong performance in environmental management systems. In addition, Atlas Copco's performance in the social dimension is above average in its industry, especially in public reporting."

For more information please visit http://www.sustainability-index.com/
Atlas Copco is ranked in the "Industrial Goods & Services" category.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Atlas Copco AB
+ 46 70 417 8502, bjorn.rosengren@atlascopco.com

Annika Berglund, Senior Vice President, Group Communications
+46 8 743 8070, or +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco to strengthen its mining rock excavation business

Stockholm, Sweden, October 10, 2002—Atlas Copco has decided to integrate its drill rig and loader/truck businesses into one dedicated division. By transferring the production of loaders and mining trucks from Atlas Copco Wagner, Portland, USA, to the Rock Excavation Technology Center in Örebro, Sweden, substantial synergies will be achieved in product development, manufacturing, purchasing, logistics, and administration.

The transfer, which affects 215 employees in the Portland plant, will be done during 2003 and involves a restructuring cost of MSEK 150. The main part, approximately MSEK 100, will be charged to the fourth quarter 2002.

This move will give opportunities to strengthen the competitive position significantly, as well as the ability to offer integrated products and service solutions to the global underground mining industry. *"We will make substantial investments within the areas of design and engineering. By concentrating all resources to our dynamic product development center in Örebro, we can easier respond to future customer demands related to the entire rock excavation cycle,"* says Björn Rosengren, Senior Executive Vice President Business Area Construction and Mining Technique.

The division Atlas Copco Rock Drilling Equipment's manufacturing unit in Örebro, Sweden, currently employs 685 people. As a result of the integration with Atlas Copco Wagner, up to 150 new job opportunities will be created.

Download a photo from our photo archive on Internet, www.atlascopco-group.com. Click on Construction & Mining Technique. Enter a specific photo number. Enter "Find", and follow the instructions beneath the thumbnail pictures. Picture no: **203540** "Atlas Copco designs, develops and manufactures around 30 different models of underground Load-Haul- and Dump Vehicles (LHD's) and Mine Trucks." Picture no: **201923** "Atlas Copco Rocket boomer is used for drilling in underground mines."

Atlas Copco Rock Drilling Equipment develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a world leading position. The products are used for rock excavation within the mining and construction business, for both surface and underground applications. The division's headquarters, **the Rock Excavation Technology Center** and main production plants are located in Örebro, Sweden.

Atlas Copco Wagner Inc. is based in Portland, Oregon, USA. Atlas Copco Wagner Inc. is a worldwide supplier of four-wheel drive diesel and electric-powered articulated underground mining and construction vehicles, including Scooptrams and mine trucks. The company manufactures more than 30 different types of standard LHDs and trucks.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Åke Sundby, President, Atlas Copco Electric Tools, Germany
+49 (0) 7195/12-498, ake.sundby@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
+46 8 743 8074, or: +46 70 349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco Electric Tools to strengthen its competitiveness

Stockholm Sweden, September 24, 2002—Atlas Copco have launched the exclusive Milwaukee brand of electric professional tools across Europe, and are taking new marketing initiatives to grow the AEG Power Tools business. By establishing a manufacturing subsidiary in the Czech Republic, an accelerated expansion in Eastern Europe is enabled, and production efficiency will increase.

"By establishing these aggressive actions, combined with a cautious cost control, I'm confident the division will improve and strengthen its competitiveness," says Ake Sundby, President of the Atlas Copco Electric Tools Division, with headquarter in Winnenden, Germany.

In March 2002, Atlas Copco introduced the full line of professional electric tools from U.S.-based Milwaukee Electric Tool at the international hardware show in Cologne, Germany. Milwaukee is a leading brand in North America, and its range has been adapted to the needs of European tradesmen. Customer response has been positive from each country getting access to the Milwaukee line, and distributors are queuing up to get hold of the new range.

AEG Power Tools, familiar to the European market since the past 100 years is again gaining momentum after Atlas Copco last year acquired unlimited rights to use the AEG brand for power tools, and now adding resources promoting and developing the range. AEG Power Tools appeal particularly to electricians and tradesmen demanding precision and durability from the tools they use.

A relocation of assembly operations to a subsidiary in Pilsen, Czech Republic, is part of the improvement program. Around 150 jobs will be transferred from Winnenden, and the relocation is planned to be finalized by the end of 2003. Local management and Works Council have agreed upon this step and a number of other efficiency improvement actions. The Winnenden operation will develop into a Competence Center for advanced manufacturing, research and development, supply chain management, logistics and production engineering. To support the comprehensive marketing activities, a new training center for both customers and employees is being established and will be inaugurated at the end of September. A restructuring provision of MSEK 48 related to the program, was taken and announced in the second quarter report.

Atlas Copco Electric Tool Division, located in Winnenden near Stuttgart/Germany, is a company within the Atlas Copco Group. Within the business area Industrial Technique Atlas Copco Electric Tools GmbH is responsible for developing, manufacturing and distribution of high quality handheld power tools and accessories for well-known, high-profile brands like Atlas Copco, AEG Power Tools, and Milwaukee.
The division markets its products through 21 sales companies worldwide, and 1200 employees support business with focus mainly in Europe, Asia, Australia and South Africa. More information can be found on the web site: www.atlascopco-group.com/www.aeg-pt.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
+46 8 743 8070 or +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager, (analysts)
+46 8 743 8291 or +46 70 518 8291, mattias.olsson@atlascopco.com

Brock comments on Atlas Copco's Q2 2002 results

Stockholm, Sweden, July 18, 2002—*"The Group's order volume stabilized in the second quarter and was only slightly below last year's level, year-on-year,"* says Gunnar Brock, new President and CEO of the Atlas Copco Group since July 1. *"In Europe, a small volume increase was noted, while North America has not yet recovered."*

"Our strong growth in Asia continued during the second quarter, particularly for compressor sales in China." The Group's order intake decreased 4% compared to the second quarter of 2001. This corresponds to a marginal volume decrease of 1%, after adjustments for a negative translation effect related to the U.S. dollar and a small positive acquisition effect. Revenues were MSEK 12,105 (12,880), and profit after financial items totaled MSEK 1,074, for a margin of 8.9%.

In the United States, the level of activity in the industrial and non-residential building sectors, which significantly affects demand for rental equipment, remained well below last year's level. *"The effects of the gloomy market conditions have been offset to a certain degree by efficiency measures. The Rental Service business area successfully increased the fleet available for rent, while reducing the fleet size. Fleet utilization has gradually improved and was higher than in the second quarter last year."*

The Industrial Technique business area has taken measures to expand its market and improve efficiency in the professional electric tool business in Europe. The program includes a plan to relocate assembly operations from Germany to the Czech Republic. Accordingly, a restructuring provision of MSEK 48 was booked. A few months ago, Atlas Copco introduced Milwaukee, its premium brand for professional electric tools, to Europe. *"The customers' response to the new range was positive. However, we can't talk about the results until the end of the year."*

Overall, the demand for Atlas Copco's products and services is expected to remain at the present level in the near term. *"The increase in manufacturing output in the U.S. is expected to support modest growth in demand for production-related equipment and tools."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco has sold its controlling stake in Revathi Equipment

Stockholm, Sweden, August 22, 2002—Atlas Copco has closed the deal made in April 2002, and sold its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India, to Utkal Investments. The selling price was MSEK 78, generating a profit after estimated tax of MSEK 20-30.

Revathi, with annual revenues of approximately MSEK 100 in 2001, is listed on the Mumbai Stock Exchange. In April 2002, Utkal Investments announced its agreement with Atlas Copco, and made an offer to the other shareholders in Revathi in accordance with Indian regulations. Closing took place when these procedures were finalized, and after approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

Atlas Copco

press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco has sold its controlling stake in Revathi Equipment

—correction to release dated August 22, 2002

Stockholm, Sweden, August 26, 2002—Atlas Copco Group has closed the deal made in April 2002, and sold its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India, to Utkal Investments.

The total consideration was MSEK 78 generating a profit before tax of MSEK 30.
(Old sentence: The selling price was MSEK 78 generating a profit after estimated tax of MSEK 20-30.)

Revathi, with annual revenues of approximately MSEK 100 in 2001, is listed on the Mumbai Stock Exchange. In April 2002, Utkal Investments announced its agreement with Atlas Copco, and made an offer to the other shareholders in Revathi in accordance with Indian regulations. Closing took place when these procedures were finalized, and after approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

Atlas Copco **press information**

Group Communications

CONTACT: Mattias Olsson, Investor Relations Manager, Atlas Copco AB (analysts)
+46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB (media)
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

CEO Gunnar Brock comments at Atlas Copco's Capital Markets Days

Antwerp, Belgium, September 20, 2002—On the second day of Atlas Copco's Capital Markets Days, Gunnar Brock, President and CEO since July 1, gave his first impressions about the Group and made a summary of its development: *"Atlas Copco is a Group with a very strong brand and corporate culture."*

Brock stressed that the Group should continue to strive to be first-in-mind, first in choice, and thereby increase customer share. Growth is a key strategy for the Group and should be achieved primarily through organic growth supported by selective acquisitions. *"We have good products and services, a good foundation to build on."* Brock highlighted the core values: interaction, commitment, and innovation, and said that the ability to generate new products will be of the greatest importance to achieve this target.

Brock stressed the "use of products" strategy and growth through market expansion. The "use of products" focus is on increasing revenues that come from activities related to service, spare parts, accessories, consumables and rental. These activities have a high profit potential and generate stable revenue streams. *"We would like to come as close as possible to the end user."* He said that the Group sees good potential to strengthen its position in Asia, Eastern Europe and in North America.

Brock ended his presentation by commenting on current trading conditions and saw no reason to amend the Group's near-term outlook published two months ago.

Approximately 75 analysts, investors and journalists attended Atlas Copco's Capital Markets Days. The program focused on Atlas Copco's compressed air technology business and also included tours of the manufacturing and product development facilities in Antwerp, Belgium.

To the editor:
Atlas Copco's Near-term demand outlook published July 18, 2002, was:
Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.
Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.
Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.
Demand in Asia is expected to continue to develop favorably.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web

Atlas Copco

press information

Group Communications

CONTACT: Charlie Robison, President, Chicago Pneumatic Division, US
+1 803 817-7003, charlie.robison@chicagopneumatic.com

Jeff Bushardt, Vice President, Human Resources, Chicago Pneumatic Division, +1 803 817-7030, jeff.bushardt@chicagopneumatic.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
+46 8 743 8074, or +46 70 349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco's Chicago Pneumatic division to consolidate its industrial production and focus on two areas of competence

Stockholm, Sweden, September 11, 2002—Chicago Pneumatic, a division within the Atlas Copco Group, has announced a program to strengthen its competence and output relative to research, development and production of its industrial air powered tools and electric tool fasteners and assembly systems. Approximately 70 jobs in France are affected.

The objective of this program is to leverage the synergies of the division's two industrial production operations in France and Great Britain, to increase the company's competitiveness and to ensure long-term profitability and growth. "*This efficiency plan and investment will be critical towards long-term profitable growth in Chicago Pneumatics' international market,*" says Charlie Robison, President, Chicago Pneumatic Division (CPD) in Rock Hill, South Carolina, United States. It will be fully implemented by mid 2004.

As part of this program, the industrial air tool production, currently with locations both in France and Great Britain, will be consolidated into the company's well equipped and expanded facility in Hemel Hempstead, Great Britain. The program also includes better utilization of on-site services and resources. The consolidation will affect approximately 70 people in Nantes over an 18-month period. Discussions with the local works council in Nantes relative to the affected people will include appropriate redundancy packages and outplacement assistance.

The division's growing electric tool fasteners and assembly systems business, based in France, will be relocated, along with the CPD French sales company, into a new, more efficient building near its current location in Nantes, France, as a center of excellence.

Chicago Pneumatic Division, a company within the Atlas Copco Group, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. Chicago Pneumatic, Desoutter and Georges Renault make up the Industrial Business Unit of the Chicago Pneumatic Division. More information is available on the company's web site: www.chicagopneumatic.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of MSEK 51 (MEUR 5.4), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco # press information

Group Communications

July 18, 2002

ATLAS COPCO
Interim report at June 30, 2002 (unaudited)

Order volumes stabilized

- **Order volumes down 1% from Q2 2001, compared to 7% drop in Q1. Currency translation effects turned negative.**
- **Profit after financial items was MSEK 1,074 (1,310).**
- **Industrial Technique took restructuring provision of MSEK 48.**
- **Operating margin equaled 10.8% (13.1)**
- **Earnings per share were SEK 3.22 (3.99).**
- **Operating cash flow totaled MSEK 1,029 (1,280).**

Note: All comparative figures are for the second quarter of 2001, unless otherwise stated.

	April–June		Change	January–June		Change
MSEK	2002	2001	%	2002	2001	%
Orders received	**12,641**	**13,200**	**-4**	24,699	25,688	-4
Revenues	**12,105**	**12,880**	**-6**	23,740	24,981	-5
Operating profit*	**1,304**	**1,692**	**-23**	2,470	3,155	-22
- as a percentage of revenues	***10.8***	***13.1***		*10.4*	*12.6*	
Profit after financial items*	**1,074**	**1,310**	**-18**	1,986	2,359	-16
- as a percentage of revenues	***8.9***	***10.2***		*8.4*	*9.4*	
**Items affecting comparability*	***+93***	***0***		*+192*	*-60*	
Earnings per share, SEK	**3.22**	**3.99**		6.02	7.22	
Equity capital per share, SEK	**122**	**127**				
Return on capital employed (12-month value)	**12**	**14**				

**Net effect of restructuring provisions and accounting adjustments.*

Near-term demand outlook

Overall, the demand for Atlas Copco's products and services is expected to remain at the present level.

Investment in the two main regions, North America and Europe, is not expected to increase, while recent increases in manufacturing output in the United States are likely to support ongoing modest growth in demand for production-related equipment and tools in that market.

Demand for rental equipment in the United States is expected to remain unchanged in the next quarter.

Summary of half-year results

Atlas Copco Group

Orders received by the Atlas Copco Group in the first six months of 2002 decreased 4%, to MSEK 24,699 (25,688), all related to a decrease in volumes for comparable units. The translation effect from foreign exchange rate fluctuations was neutral in the first six months. Revenues declined 5%, to MSEK 23,740 (24,981), corresponding to a 5% decline in volume.

The Group's operating profit decreased, to MSEK 2,470 (3,155), down 22% and corresponding to a profit margin of 10.4% (12.6). Profit after financial items amounted to MSEK 1,986 (2,359), down 16% and corresponding to a margin of 8.4% (9.4). The impact of foreign exchange rate fluctuations on profit after financial items was neutral for the first half-year.

Operating cash flow before acquisitions and dividends equaled MSEK 2,552 (2,478).

Review of second quarter

Atlas Copco Group

Market development

The demand in North America improved from the first quarter but remained clearly below the level of the preceding year. Rental equipment saw some seasonal demand improvement in northern parts of the region following the winter season, as expected. However, the level of activity in the crucial non-residential building and industrial sectors remained well below the previous year's.

Demand for investment-related products for large projects, including the automotive industry, also remained lower than in the same period the preceding year. Low capacity utilization and general concerns over the strength of the economic recovery in the United States were the main reasons for this. Production-related equipment and tools experienced a slight improvement in demand from a low level, reflecting growth in manufacturing output.

With few exceptions, markets and customer segments in South America had a negative development. In Brazil, demand was satisfactory for some product groups, but businesses suffered overall from political and financial uncertainties.

Demand in Europe remained stagnant owing to relatively low capacity utilization in most manufacturing and process industries, but no further deterioration was noted. Demand from the construction industry was also largely unchanged. The trend for demand in France and Great Britain was clearly negative for most sectors, while Germany was mixed, with no overall trend apparent. In the Nordic and East European regions, demand increased.

Thanks to some large projects, growth continued in the Middle East. In southern Africa, demand deteriorated somewhat.

In Asia, demand from manufacturing and construction customers rose significantly. Apart from Japan, where the negative development continued, most markets contributed to growth. China reported outstanding advances again, thanks to large projects and increased demand from ongoing business

Orders and revenues
Orders received totaled MSEK 12,641 (13,200), down 4% from the second quarter of 2001. This corresponds to a 1% decrease in volumes after adjusting for a 4% negative translation effect and a small positive acquisition effect. The comparison was affected by a slightly longer second quarter this year, a couple of working days more. In North America, representing 50% of Group sales, volumes remained somewhat lower than in the same quarter in 2001, while in Europe, representing 30% of sales, a small volume increase was noted. Asia/Australia and Africa/Middle East, representing 11% and 5% of total sales respectively, grew considerably. South America, 4% of the total, reported a sharp drop in sales.

Revenues decreased 6%, to MSEK 12,105 (12,880), corresponding to a 2% volume drop for comparable units.

Earnings and profitability
Operating profit dropped 23%, to MSEK 1,304 (1,692), corresponding to a margin of 10.8% (13.1). The decrease in the margin resulted primarily from lower volumes and lower rental rates in the Rental Service business area. Operating profit includes a restructuring provision of MSEK 48, for the planned move of certain assembly operations for electric tools from Germany to the Czech Republic. New accounting standards regarding capitalization of development costs and the adjustment of rental fleet useful life estimates had a positive effect on profit of MSEK 96 and MSEK 45 respectively. Excluding the effects of these items, MSEK +93 in total, the operating margin was 10.0%.

Net financial items amounted to MSEK -230 (-382), of which net interest items accounted for MSEK -199 (-382) and foreign exchange differences MSEK -31 (0). Interest expense declined year-on-year owing to strong cash flow and lower effective interest rates.

Profit after financial items decreased 18%, to MSEK 1,074 (1,310), for a margin of 8.9% (10.2). Following several quarters of net positive foreign exchange effects, in Q2 2002 these items produced a net negative of about MSEK 50. The negative effects were caused primarily by the depreciation of some Latin American currencies.

Net profit totaled MSEK 674 (836), or SEK 3.22 (3.99) per share.

The return on capital employed during the 12 months to June 30, 2002, was 12% (14), and the return on shareholders' equity 11% (13). The Group's weighted average cost of capital (WACC) is calculated at 8.5% (7.5), corresponding to a pretax cost of capital of approximately 13%.

Cash flow and net indebtedness
The operating cash surplus after tax reached MSEK 1,605 (1,762), corresponding to 13% (14) of Group revenues. Working capital increased marginally, MSEK 19 (decrease of 84).

Total cash flow from operations reached MSEK 1,586 (1,846).

Net investment in tangible fixed assets was MSEK 436 (518).

Operating cash flow before acquisitions and dividends equaled MSEK 1,029 (1,280).

Summary cash-flow analysis

MSEK	April – June 2002	April – June 2001	January – June 2002	January – June 2001
Operating cash surplus after tax	**1,605**	**1,762**	3,158	3,454
of which depreciation added back	***1,012***	***1,119***	*2,069*	*2,178*
Change in working capital	**-19**	**84**	649	-51
Cash flow from operations	**1,586**	**1,846**	3,807	3,403
Investments in tangible fixed assets	**-882**	**-1,064**	-2,056	-1,831
Sale of tangible fixed assets	**446**	**546**	948	1,006
Other investments, net	**-121**	**-48**	-147	-100
Company acquisitions/divestments	**-696**	**-63**	-701	-135
Cash flow from investments	**-1,253**	**-629**	-1,956	-1,060
Dividends paid	**-1,159**	**-1,121**	-1,163	-1,122
Net cash flow	**-826**	**96**	688	1,221

Change in interest-bearing liabilities	**718**	**1,019**	-623	-78
Cash flow after financing	**-108**	**1,115**	65	1,143
Liquid funds at beginning of period	**1,486**	**1,319**	1,343	1,237
Translation difference	**-78**	**36**	-108	90
Liquid funds at end of period	**1,300**	**2,470**	1,300	2,470

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 17,184 (23,200), of which MSEK 1,798 (1,676) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 67% (87).

Investments, depreciation and amortization

Gross investments in property and machinery totaled MSEK 253 (275). Gross investments in rental equipment ended at MSEK 629 (789). Depreciation on these two asset groups was MSEK 237 (237) and MSEK 595 (701), respectively, while amortization of intangible assets equaled MSEK 180 (181).

People

At June 30, 2002, the number of employees was 26,222 (26,248). For comparable units, the number of employees decreased by 780 from June 30, 2001.

Distribution of shares

Share capital equaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	April–June 2002	April–June 2001	Change %	January–June 2002	January–June 2001	Change %
Orders received	**4,300**	**4,260**	**+1**	8,542	8,476	+1
Revenues	**4,039**	**4,189**	**-4**	7,824	8,117	-4
Operating profit	**771**	**831**	**-7**	1,428	1,569	-9
- as a percentage of revenues	***19.1***	***19.8***		*18.3*	*19.3*	
Return on capital employed (12-month values)	*67*	*67*				

- Order volume increased year-on-year.
- Healthy sales growth in China continued.
- Acquisition of Liutech in China was completed.

Orders received were up 1%, at MSEK 4,300 (4,260), corresponding to an increase in volume of 2%. The negative translation effect into SEK was approximately 3%, while acquisitions and a slight average price increase added 2%.

Orders for industrial compressors returned to growth in the second quarter, primarily owing to stronger sales of small and medium-sized standard machines. In some markets, an improvement for larger units was also noted. In North America, orders for industrial compressors showed no clear trend. Europe performed somewhat better than expected, on a par with the same quarter in the preceding year but with large variations between different countries. In Asia, China recorded another quarter of strong growth, and in South Korea sales improved steadily. The rest of the region remained mixed. A bulk order in the Middle East for gas and process compressors boosted sales.

Portable compressors, primarily serving construction-related customers through rental companies and distributors, had another mixed quarter. Weak demand from both external and internal rental operations, had a negative effect on order volumes. Sales increased in Asia and the Middle East but were weak in some parts of Europe and in South America.

Sales of generators grew significantly in most regions. However, in Brazil sales of generators were much lower, as Q2 2001 included extraordinary sales levels as a result of electric power shortages.

The after-market business continued to grow slightly in the quarter.

The acquired Chinese company, Liutech, was consolidated from May 1, 2002. Liutech reported sales of approximately MSEK 100 for 2001.

Revenues decreased 4% for the quarter, to MSEK 4,039 (4,189), corresponding to a volume decrease of 3%. The order backlog grew, as manufacturing output was somewhat less than planned.

Operating profit fell 7%, to MSEK 771 (831), corresponding to an operating margin of 19.1% (19.8). The margin was negatively affected by a lower level of invoicing but was supported by the change in accounting principle concerning capitalization of certain development costs. The return on capital employed (past 12 months) was 67% (67).

Rental Service Business Area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	April–June 2002	2001	Change %	January–June 2002	2001	Change %
Revenues	**3,357**	**3,940**	**-15**	6,754	7,599	-11
Operating profit	**169**	**430**	**-61**	290	758	-62
- as a percentage of revenues	***5.0***	***10.9***		*4.3*	*10.0*	
Return on capital employed (12-month values)	*3*	*5*				

- Market situation remained weak.
- Profit margins continued to suffer from lower rental rates.
- Fleet utilization ratio increased.
- Cash flow remained strong.

Revenues decreased 15%, to MSEK 3,357 (3,940). This includes a 5% negative translation effect into SEK. Volumes decreased 6%.

Rental revenues, which accounted for 73% of total revenues, dropped 5% by volume, and average rental rates were 4%–5% short of one year previous. However, rental volumes and rental rates improved compared to Q1, partly because of expected seasonal variations but primarily because of the organization being more focused on generating revenue from rentals alone, following structural adjustments made in 2001.

Seasonally adjusted, the market situation was unchanged or slightly worse than in Q1 2002. Spending in the important non-residential building segment remained approximately 15% below previous year. The industrial business remained in a slump, primarily due to less factory maintenance activity. The absence of last year's strong generator demand induced by the power crises of 2001 was also a reason for deterioration in this business.

Rental fleet utilization improved gradually and was higher than in both Q1 2002 and Q2 2001, thanks to continued fleet-efficiency measures. The total number of rental locations at the end of the period was 525, compared to 560 one year earlier.

Sales of new equipment, parts, and merchandise, representing 19% of revenues, and sales of used equipment, representing 8% of revenues, dropped 7% and 6% respectively.

Cash flow remained very strong for the quarter, as no investments were made to expand the fleet. Rental fleet at original cost was 8% less than in Q2 2001.

Operating profit, including goodwill amortization, was MSEK 169 (430), corresponding to a margin of 5.0% (10.9). The decrease in demand and rental rates more than offset the positive effects of higher fleet utilization and reduced depreciation and operational costs. Revised useful life estimates on certain fleet categories led to MSEK 45 less depreciation expense than for the same quarter the preceding year. Return on capital employed (past 12 months) was 3% (5).

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

	April–June		Change	January–June		Change
MSEK	2002	2001	%	2002	2001	%
Orders received	**2,935**	**3,115**	**-6**	5,802	6,084	-5
Revenues	**2,827**	**3,054**	**-7**	5,650	5,892	-4
Operating profit	**188**	**303**	**-38**	436	580	-25
- as a percentage of revenues	***6.7***	***9.9***		*7.7*	*9.8*	
Return on capital employed (12-month values)	***12***	***15***				

- Orders for industrial tools fell.
- Orders for professional electric tools rose.
- A restructuring provision of MSEK 48 was made for electric tools in Germany.
- The profit margin was negatively affected by changes in the sales mix.

Order intake decreased 6%, to MSEK 2,935 (3,115), corresponding to a 2% drop in volumes. The negative translation effect was 4%, and prices were unchanged overall.

The drop in demand for fastening tools to motor-vehicle manufacturers and related industries that became evident at the end of 2001 continued to affect the industrial tools business in the second quarter. Financial as well as business-cycle concerns are believed to be the cause of delays in planned investment projects, particularly in the United States. Orders for other industrial tools also suffered from slow demand, both in Europe and the United States.

Orders for professional electric tools for construction and installation work increased further in North America but remained flat in Europe. A continued healthy level of activity in residential building supported demand in the United States. Sales through U.S. industrial/construction distributors increased again, following a long period of flat or negative sales growth.

The launch of a premium line of Milwaukee-branded professional electric tools in Europe started successfully in Great Britain during the quarter. The launch will continue throughout the region during Q3 and Q4.

A restructuring plan for the Atlas Copco Electric Tools division was announced in the quarter. This includes a relocation of certain assembly operations from Germany to the Czech Republic.

Revenues were MSEK 2,827 (3,054), down 7%. This corresponded to a 4% drop in volumes.

Operating profit was MSEK 188 (303), corresponding to a margin of 6.7% (9.9). The operating profit includes a restructuring provision of MSEK 48. Apart from the restructuring provision, the lower operating margin reflects the drop in revenues and the negative effect of a smaller proportion of sales in industrial tools compared to professional electric tools. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique Business Area

The Construction and Mining Technique Business Area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	April–June		Change	January–June		Change
MSEK	2002	2001	%	2002	2001	%
Orders received	**2,041**	**1,986**	+3	3,834	3,780	+1
Revenues	**1,952**	**1,828**	+7	3,736	3,656	+2
Operating profit	**203**	**182**	+12	389	367	+6
- as a percentage of revenues	***10.4***	***10.0***		*10.4*	*10.0*	
Return on capital employed (12-month values)	**23**	**22**				

- Demand for drilling equipment increased.
- The after-market business continued growing.
- Operating margins improved further.

Orders received increased 3% to MSEK 2,041 (1,986), corresponding to an increase in volumes of 3%. There was a negative translation effect of 4%, while acquisitions added 4%.

Orders from the mining industry were mixed but overall flat for the quarter. Sales of production drilling rigs remained relatively low in most markets, while the after-market business and sales of consumables kept growing. Following a long period of weak demand for exploration-drilling equipment, this segment showed some improvement in orders. Geographically, good growth was recorded in North America, while other important mining countries showed flat or negative development.

Crawler rigs for surface applications, such as building-stone production in quarries and rock excavation for road and railroad projects, continued to post strong increases in sales. Orders for underground drilling rigs for tunneling projects increased, breaking the recent downward trend. Sales of construction tools, primarily hydraulic breakers, grew. The after-market business for the whole construction segment continued to develop favorably. In China and Middle East, significant orders for drilling and grouting equipment were secured.

The acquisitions of MAI International and Krupp Berco Bautechnik were finalized during the quarter, and the companies were consolidated from May 1 and June 1, respectively. Jointly, these businesses reported sales of approximately MSEK 670 for 2001.

Revenues were MSEK 1,952 (1,828), up 7%, corresponding to a volume increase of 7% for comparable units.

Operating profit reached a record MSEK 203 (182), up 12% and corresponding to a margin of 10.4% (10.0). Higher invoicing volume was the main contributor to the improved margin. Return on capital employed (past 12 months) was 23% (22).

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business area	Sales* MSEK	Number of employees*
2002 June 3	Krupp		Construction & Mining	600	420
2002 April 18	Liutech		Compressor Technique	100	190
2002 April 17	MAI		Construction & Mining	70	15
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

**Annual revenues and number of employees at time of acquisition/divestment.*

Previous near-term demand outlook
(Published April 29, 2002)

Overall, demand for our products and services is foreseen to stay at the present level in the near-term.

The demand for large investment-related equipment in North America is foreseen to remain weak, while the recent increases in consumption and industrial production in the U.S. should positively affect the demand for production-related equipment and tools. Demand for rental equipment is foreseen to show normal seasonal increases in the next two quarters.

In Europe, the business cycle is expected to lag behind North America and consequently, no improvement of demand is foreseen in the near-term.

Demand in Asia is expected to be good, supported by continued strong growth in China.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001 with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 150 for the first half of 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives, which is estimated to be between 3 and 5 years. The implementation of the other new standards did not have a material effect on the Group's financial position.

Regarding accounting for goodwill: The International Accounting Standards Committee (IASC) issued a revised standard IAS 22 (1998) which became effective for financial statements covering periods beginning on or after July 1, 1999. Under this standard there is a rebuttable presumption that the useful life of goodwill should not exceed 20 years from initial recognition. However, it also states that in rare cases, there may be persuasive

the Swedish Financial Accounting Standards Board also revised the applicable section of the recommendation RR 1:96 and the revised standard RR 1:00 agrees in all material respects to the IASC standard and became effective as of January 1, 2002.

Due to the significant changes in the accounting for goodwill that has happened and is foreseen to happen, Atlas Copco decided to continue to amortize the strategic U.S. acquisitions over a period of 40 years. Given the short time before the Group will adapt the revised IAS standard, this treatment offers readers the best comparability and continuity in the Group's financial results.

In addition to annual amortization, goodwill is evaluated for impairment on a regular basis by estimating the discounted future cash flows of the business to which the goodwill relates.

Stockholm, July 18, 2002

Gunnar Brock
President and Chief Executive Officer

Atlas Copco Group

Income Statement

MSEK	3 months ended June 30 2002	3 months ended June 30 2001	6 months ended June 30 2002	6 months ended June 30 2001	12 months ended June 30 2002	12 months ended Dec. 31 2001
Revenues	12,105	12,880	23,740	24,981	49,898	51,139
Operating expenses	-10,801	-11,188	-21,270	-21,826	-44,453	-45,009
Operating profit	**1,304**	**1,692**	**2,470**	**3,155**	**5,445**	**6,130**
As a percentage of revenues	*10.8*	*13.1*	*10.4*	*12.6*	*10.9*	*12.0*
Financial income and expenses	-230	-382	-484	-796	-1,118	-1,430
Profit after financial items	**1,074**	**1,310**	**1,986**	**2,359**	**4,327**	**4,700**
As a percentage of revenues	*8.9*	*10.2*	*8.4*	*9.4*	*8.7*	*9.2*
Taxes	-379	-464	-693	-828	-1,487	-1,622
Minority interest	-21	-10	-32	-19	-24	-11
Net profit	**674**	**836**	**1,261**	**1,512**	**2,816**	**3,067**
Earnings per share, SEK	*3.22*	*3.99*	*6.02*	*7.22*	*13.44*	*14.63*
Equity per share, SEK					*122*	*133*
Return on capital employed before tax, %					*12*	*13*
Return on equity after tax, %					*11*	*12*
Debt/equity ratio, %					*67*	*72*
Rate of equity, %					*44*	*43*
Number of employees at end of period					*26,222*	*25,529*

Balance Sheet

MSEK	June 30, 2002	Dec. 31, 2001	June 30, 2001
Intangible fixed assets	19,951	22,600	23,354
Rental equipment	12,634	14,935	16,594
Other fixed assets	7,002	7,887	7,798
Inventories	6,249	5,987	6,658
Receivables	11,105	11,605	12,352
Cash, bank, and short-term investments	1,300	1,343	2,470
Total assets	**58,241**	**64,357**	**69,226**
Equity	25,338	27,568	26,423
Minority interest	208	221	247
Interest-bearing liabilities and provisions	18,484	21,421	25,670
Non-interest-bearing liabilities and provisions	14,211	15,147	16,886
Total liabilities and equity	**58,241**	**64,357**	**69,226**

Changes in Shareholders' Equity

MSEK	Jan. – June 2002	Jan. – Dec. 2001	Jan. – June 2001
Opening balance	27,568	23,982	23,982
Dividend to shareholders	-1,153	-1,100	-1,100
Translation differences for the period	-2,338	1,619	2,029
Net profit for the period	1,261	3,067	1,512
Closing balance	25,338	27,568	26,423

Revenues by Business Area

MSEK	April–June 2000	2001	2002	January–June 2000	2001	2002
Compressor Technique	3,625	4,189	4,039	6,970	8,117	7,824
Rental Service	3,332	3,940	3,357	6,355	7,599	6,754
Industrial Technique	2,805	3,054	2,827	5,424	5,892	5,650
Construction and Mining Technique	1,809	1,828	1,952	3,459	3,656	3,736
Eliminations	-197	-131	-70	-317	-283	-224
Atlas Copco Group	11,374	12,880	12,105	21,891	24,981	23,740

MSEK (by quarter)	2001 1	2	3	4	2002 1	2
Compressor Technique	3,928	4,189	4,324	4,432	3,785	4,039
Rental Service	3,659	3,940	4,094	3,776	3,397	3,357
Industrial Technique	2,838	3,054	3,002	3,232	2,823	2,827
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784	1,952
Eliminations	-152	-131	-145	-154	-154	-70
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635	12,105

Reported Operating Profit by Business Area

MSEK	April–June 2000	2001	2002	January–June 2000	2001	2002
Compressor Technique	664	831	771	1,244	1,569	1,428
As a percentage of revenues	*18.3*	*19.8*	*19.1*	*17.8*	*19.3*	*18.3*
Rental Service	464	430	169	854	758	290
As a percentage of revenues	*13.9*	*10.9*	*5.0*	*13.4*	*10.0*	*4.3*
Industrial Technique	299	303	188	562	580	436
As a percentage of revenues	*10.7*	*9.9*	*6.7*	*10.4*	*9.8*	*7.7*
Construction and Mining Technique	173	182	203	315	367	389
As a percentage of revenues	*9.6*	*10.0*	*10.4*	*9.1*	*10.0*	*10.4*
Corporate items	-59	-54	-27	-106	-119	-73
Operating profit	1,541	1,692	1,304	2,869	3,155	2,470
As a percentage of revenues	*13.5*	*13.1*	*10.8*	*13.1*	*12.6*	*10.4*
Financial income and expenses	-411	-382	-230	-796	-796	-484
Profit after financial items	1,130	1,310	1,074	2,073	2,359	1,986
As a percentage of revenues	*9.9*	*10.2*	*8.9*	*9.5*	*9.4*	*8.4*

MSEK (by quarter)	2001 1	2	3	4	2002 1	2
Compressor Technique	738	831	829	804	657	771
As a percentage of revenues	*18.8*	*19.8*	*19.2*	*18.1*	*17.4*	*19.1*
Rental Service	328	430	378	119	121	169
As a percentage of revenues	*9.0*	*10.9*	*9.2*	*3.2*	*3.6*	*5.0*
Industrial Technique	277	303	305	238	248	188
As a percentage of revenues	*9.8*	*9.9*	*10.2*	*7.4*	*8.8*	*6.7*
Construction and Mining Technique	185	182	178	191	186	203
As a percentage of revenues	*10.1*	*10.0*	*10.1*	*10.4*	*10.4*	*10.4*
Corporate items	-65	-54	-63	-4	-46	-27
Operating profit	1,463	1,692	1,627	1,348	1,166	1,304
As a percentage of revenues	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*	*10.8*
Financial income and expenses	-414	-382	-340	-294	-254	-230
Profit after financial items	1,049	1,310	1,287	1,054	912	1,074
As a percentage of revenues	*8.7*	*10.2*	*9.9*	*8.0*	*7.8*	*8.9*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Internet site for the Atlas Copco Group
www.atlascopco-group.com.

Presentations from Atlas Copco
For your convenience, a PowerPoint presentation of Atlas Copco's second-quarter results will be published on www.atlascopco-group.com > Investor Relations > Presentations

Interim report at September 30, 2002
The third quarter report will be published on October 24, 2002.

Capital Market Days – September 19-20, 2002
Atlas Copco will host capital market days in Antwerp, Belgium, on September 19–20, 2002.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
+46 8 743 8070, mobile: +46 70 322 8070, annika.berglund@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+ 46 8 743 8074, mobile +46 70 3498074, cathrine.gustafsdahl@atlascopco.com

Gunnar Brock begins position as new President and CEO for Atlas Copco

Stockholm, Sweden, July 1, 2002—Today, Gunnar Brock begins his position as President and CEO of the Atlas Copco Group. ***"I am proud to take over the responsibility to lead this successful, strong and diversified organization,"*** **says Brock. Brock succeeds Giulio Mazzalupi, who retires after 31 years of service.**

Gunnar Brock has been employed by Atlas Copco AB since May 1, 2002. During the past two months he has been visiting Group companies and customers in North America, Europe and Asia.

Between 1974 and 1992, Brock worked in various positions within Tetra Pak, a manufacturer of systems for processing, packaging and distributing liquid food. He held a number of different international positions as its General Manager in Asia, Europe and Africa. From 1992 to 1994 he was President and CEO of the Alfa Laval Group, which produces separation, heat transfer and fluid handling equipment. Alfa Laval and Tetra Pak had at the time the same owners. Brock then held the position of President and CEO of the Tetra Pak Group between 1994-2000. His most recent position was as CEO of Thule, a manufacturer of load carrier systems for cars.

Gunnar Brock was born in Skövde, Sweden in 1950. He holds an MBA from the Stockholm School of Economics, Sweden.

To the editor: Gunnar Brock is Atlas Copco's 10th President and CEO since the company was founded in 1873. The following persons have held this position before him: Eduard Fränkel (1873-1887), Oscar Lamm (1887-1909), Gunnar Jacobsson (1909-1940), Walter Wehtje (1940-1957), Kurt-Allan Belfrage (1957-1970), Erik Johnsson (1970-1975), Tom Wachtmeister (1975-1991), Michael Treschow (1991-1997), Giulio Mazzalupi (1997-2002).

Photos: Download photos of Gunnar Brock from the electronic archive on the Internet. Go to http://www.atlascopco.com/photo > Atlas Copco General > search for Gunnar Brock

---

Interviews: After the release of the second quarter report on July 18, Gunnar Brock will be available for interviews.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

Biography – Gunnar Brock

Gunnar Brock began his position as President and Chief Executive Officer for the Atlas Copco Group on July 1, 2002. He was employed as of May 1, 2002.

Nationality: Swedish
Languages: Fluent in English, German and French. Swedish is the mother tongue.

Born	1950	Skövde, Sweden
Education	1974	MBA, Stockholm School of Economics, Sweden
Career	1974-92	Various positions within Tetra Pak including international assignments as Managing Director in Belgium/Luxemburg, China/Taiwan/Hong Kong, Australia/New Zealand, UK/Ireland. Tetra Pak develops, manufactures and markets systems for processing, packaging and distributing liquid food. Before leaving Tetra Pak, Brock was President for Tetra Pak Europe, the Middle East & Africa. At the same time he also held the position as Executive Vice President for the Tetra Pak Group.
	1992-94	President and CEO of the Alfa Laval Group. Alfa Laval designs, produces and markets the vital technologies for separation, heat transfer and fluid handling of products, systems and services to customers throughout the world.
	1994-00	President and CEO of the Tetra Pak Group. In 2000, Tetra Pak had revenues totaling 7.3 billion Euro, and more than 18,000 employees.
	2001-02	CEO for Thule International Thule is the world's leading manufacturer of load carrier systems for cars.
	2002-	President and CEO for the Atlas Copco Group

External directorships: OM-Gruppen, Sweden; Lego AS, Denmark. Member of the Royal Swedish Academy of Engineering Sciences (IVA).

Atlas Copco

press information

Group Communications

CONTACT: Richard Peterson, Brand Media Manager, Milwaukee Electric Tool Corporation
Phone: +1 262-783-8226, richard_peterson@mil-elect-tool.com

Cathrine Gustafsdahl, Communications Manager, Group Communications
Phone: +46 8 743 8074, mobile: +46 70 349 8074,
cathrine.gustafsdahl@atlascopco.com

Milwaukee honored with the American Eagle Award

Stockholm, Sweden, May 6, 2002—Milwaukee Electric Tool Corp. (Milwaukee), a company within the Atlas Copco Group, was the overall winner of the American Eagle Award 2002. The award program recognizes corporate activities that best promote the principles of the American free enterprise system.

Industrial Supply Manufacturers Association (ISMA), and Industrial Distribution Association (I.DA) members across the U.S. annually compete for the American Eagle Awards. This year, nine manufacturers and distributors and one individual were honored with awards in separate classifications and special categories. Since the American Eagle Awards program was established in 1975, more than 400 manufacturers and distributors have participated in the competition.

Milwaukee, overall winner in the manufacturing category, is a leader in promoting the free enterprise system that is *"far above the standards of most companies,"* according to Gary Salvatore, chair of the ISMA American Eagle Awards Committee. *"These award recipients are truly raising the bar of excellence for how our corporate culture and policies can encourage our employees and communities to live and thrive together for the benefit of both."*

Atlas Copco recently introduced its Milwaukee brand of professional electric tools on a larger scale to the European market. Through the launch, customers in Europe will get access to a top-of-the-line North American product range.

To the editor: The Industrial Supply Manufacturers Association (ISMA) represents nearly 600 member companies in the United States and Canada that manufacture a variety of maintenance, repair, operating, and production supplies used in industry. Founded in 1905, ISMA is the choice of North American manufacturers who want to enhance the efficient and cost-effective supply of their MROP products to the industrial marketplace.

Milwaukee Electric Tool Corporation is a leading producer and seller of heavy-duty portable electric tools and accessories. More information is available on the company's web site: www.mil-electric-tool.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President, Atlas Copco AB
+ 46 8 743 8314, mobile +46 70 417 8502
e-mail: bjorn.rosengren@atlascopco.com

Marianne Hamilton, SVP Organizational Development and Management Resources, + 46 8 743 8590, mobile +46 70 665 85 90
e-mail: marianne.hamilton@atlascopco.com

Atlas Copco appoints President for the Atlas Copco Rock Drilling Equipment Division

Stockholm, Sweden, May 13, 2002 —Lars Engström has been appointed President of Atlas Copco Rock Drilling Equipment, a division within the Construction and Mining Technique business area (CMT), effective July 1, 2002.

Lars Engström was employed by Atlas Copco in 1994, as Market Manager of the Atlas Copco Secoroc division in the Construction and Mining Technique business area, CMT. He currently holds the position as General Manager of Atlas Copco Construction and Mining Australia.

Before joining Atlas Copco, he held different positions within Seco Tools AB. Engström holds a Master of Science from The Institute of Technology, Linköping, Sweden, in 1988.

Lars Engström succeeds Björn Rosengren, who was appointed Senior Executive Vice President of the Business Area Construction and Mining Technique.

Atlas Copco Rock Drilling Equipment is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division is develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a worldwide leading position. The products are used for rock excavation within the mining and construction business, for both surface and underground applications. The division's headquarters and main production plants are located in Örebro, Sweden. The division employs approximately 1,700 people worldwide. More information is available on www.atlascopco.com/rde

Atlas Copco *is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had* revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager, Atlas Copco Tools and Assembly Systems, + 46 8 743 9574, mobile: +46 70 308 9574, inger.brahme@atlascopco.com

Atlas Copco's Power Tools Distribution center in Belgium extended

Stockholm, Sweden, May 14, 2002 — An additional 4,300 square meters of warehouse space has been added to Atlas Copco's Power Tools Distribution center, PTD, in Belgium to handle the growth in business. Established in 1992, PTD serves 110 countries, of which direct daily deliveries to end-customers are made in 24. The focus is on constantly increasing service to customers worldwide.

The new extension is inaugurated today in connection with PTD's 10th anniversary celebrations. Hans af Sillén, General Manager of PTD, says that his team's efforts are continuously focused on raising the level of customer service. *"At PTD lead times are short. High stock availability, combined with an accurate pick-to-ship process and reliable transport, enable us to provide the just-in-time deliveries our customers need to avoid keeping excessive stocks themselves."*

ISO 9002 and ISO 14000 certified, PTD has 180 employees maintaining a stock of about 60,000 different articles, including tools, spare parts and accessories. Stock replenishment is determined by received orders and the demand level. Each day about 11,000 order-lines are processed, 4,000 consignments are shipped, and 900 shipments are received from factories and sub-suppliers. Customer orders placed before 4 p.m. are picked, packed and dispatched on the same day. 93% of all orders are placed electronically, directly into the PTD order processing system. Picking and packing lists, shipping instructions, invoices and other documentation are produced in the language of the country of destination.

PTD has a network of forwarders at its disposal. A joint tracking system operated with the transport companies ensures that orders can be traced on-line.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Gary Fritz, Vice President, Information Technology
+32 3 870 27 70, or +32 4 96 28 16 14, gary.fritz@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, or +46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco enters into global business agreement with SAP

Stockholm, Sweden, May 15, 2002—Atlas Copco AB and SAP Svenska AB have entered into a long-term global business agreement to provide a standard solution that can accommodate and optimize common business processes and to secure new business opportunities.

"This is a business-driven decision which will define the next generation business support system," says Gary Fritz, Vice President Information Technology, for the Atlas Copco Group.

"By having a standard solution available, which provides seamless information flow between Atlas Copco and all their partners like customers, suppliers, authorities, banks and employees, it will gain a substantial improvement that meets tomorrow's business demands," says Thord Andersson, Managing Director SAP Svenska AB.

The parties consider this global business agreement a milestone in terms of standardizing and reusing business processes. The contract will encompass all components within the mySAP.com platform. The different companies within the Atlas Copco Group will have full access to the different components within the platform, i.e supply-chain management, e-procurement, business intelligence, human resources, financials and customer relationship management, which supports the global customer centers and the portal technology that enables faster integration.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

SAP is the world's leading provider of e-business software solutions. Through the mySAP.com® e-business platform, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 17,000 companies in over 120 countries run more than 44,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol "SAP." (Additional information at http://www.sap.com).

press information

Group Communications

CONTACT: Claes Ahrengart, President, Atlas Copco Construction Tools Division
+46-8-743 9615, +46-70-373 9615, claes.ahrengart@atlascopco.com

Lotta Bynke, Communications Manager, Atlas Copco Construction Tools Division
+46-8-743 9602, +46-70-519 9602, lotta.bynke@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46-8-743 8074, +46-70-349 8074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco finalizes acquisition of Krupp Berco Bautechnik GmbH

Stockholm, Sweden, June 3, 2002—After the approval from regulatory authorities, Atlas Copco Berema AB, Atlas Copco Holding GmbH and Atlas Copco France Holding S.A. have finalized the acquisition of Krupp Berco Bautechnik GmbH, Essen, Germany, and its sister company in France, part of ThyssenKruppTechnologies AG. The purchase price was not disclosed.

Krupp Berco Bautechnik is one of the world's leading manufacturers of hydraulic demolition equipment for the mining and construction market. The companies have annual revenues of approximately MSEK 600 (M€65) and 420 employees. The acquisition is effective June 1, 2002.

Krupp Berco Bautechnik is now part of Atlas Copco Construction Tools, a division within the Construction and Mining Technique business area. The acquisition is in line with the division's strategy to expand the business in the demolition tools field.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The company develops, produces and markets pneumatic, gasoline-powered and hydraulic breakers under three different brands; Atlas Copco, Chicago Pneumatic and Kango.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

HYPERLINK

Atlas Copco **press information**

Group Communications

CONTACT: Fredrik Ljungdahl, Sustainability Communications Manager, Atlas Copco AB
+46 70 200 94 91, fredrik.ljungdahl@atlascopco.com

Anna Brandhorst-Satzkorn, Environmental Manager,
Atlas Copco Industrial Technique, + 46 8 7439290, or +46 70 3779290,
anna.brandhorst-satzkorn@atlascopco.com

Atlas Copco Tools receives environmental certification

Stockholm, Sweden, June 24, 2002—The product company of Atlas Copco Tools and Assembly Systems in Tierp, Sweden, has been granted ISO 14001 certification for its operations according to its documented Environmental Policy. With the recent certification, 79% of the Atlas Copco Group's production sites worldwide are ISO 14001 certified.

The ISO 14001 certificate can only be gained by complying with strict international standards in terms of protection of the environment and safety at work. To retain the certification, the company's environmental performance will be checked continuously.

Manifesting the Group's intention to comply with environmental legislation and make continuous improvements in environmental performance, the environmental policy covers virtually all aspects of Atlas Copco Tools and Assembly Systems' operations.

The following changes in the manufacturing process reflect the company's commitment to minimizing the environmental impact of its manufacturing operations:

- For component cleaning, trichloroethylene has been replaced by a non-toxic degreaser.
- For surface coating of components, a new, more environmentally friendly black oxide process has been installed.
- For equipment cooling freons have been replaced with another cooling medium with less ozone depletion potential (ODP).
- Waste is sorted at source into different categories to avoid adding to landfills.

The environmental improvements are not restricted to the manufacturing side. Office air conditioning systems now use environmentally friendly cooling media. The design department enforces a policy that avoids using toxic chemicals and focuses on recycling and energy efficiency. And the purchasing department places clearly defined environmental demands on the products and services of sub-suppliers and contractors.

Atlas Copco Tools and Assembly Systems develops, manufactures and markets hand-held electric and pneumatic tools and assembly systems. The products are primarily sold to the automotive and general industry worldwide. With customer service centers in many parts of the world, the company offers not only a complete range of products and services, but also global project management for multi-national customers. The division employs more than 1700 people worldwide, with headquarters located in Stockholm, Sweden. Atlas Copco Tools and Assembly Systems is a division within the Industrial Technique business area of the Atlas Copco Group. See www.atlascopco.com/tools

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com

Atlas Copco **press information**

Group Communications

CONTACT: Inger Brahme, Communications Manager, Atlas Copco Tools and Assembly Systems, + 46 8 743 9574, mobile: +46 70 308 9574, inger.brahme@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+ 46 8 743 8074, mobile +46 70 3498074, cathrine.gustafsdahl@atlascopco.com

Atlas Copco engineer awarded the Ljungström Prize for developing turbine-driven grinding tools

Stockholm, Sweden, June 25, 2002 — Rolf Jakobsson of Atlas Copco Tools and Assembly systems, Stockholm, has received the prestigious Ljungström Prize for developing industrial grinding tools with turbine motors. Awarded every third year by the National Association of Swedish Mechanical Engineers (SMR), the Ljungström Prize is given for outstanding contributions in the field of mechanical engineering.

Rolf Jakobsson received the Ljungström Prize for his pioneering tool designs. *"A highly innovative and creative designer, Jakobsson developed a successful series of industrial grinders with pneumatically driven, axial turbine motors. The tools have unusually high levels of efficiency and performance,"* says Jan-Gunnar Persson, chairman of SMR.

The low weight and high power of hand-held turbine grinders remove a large amount of physical strain from the operator. These features have revolutionized grinding in heavy applications such as foundries and shipyards.

In addition to making life easier for grinder operators worldwide, Jakobsson's work has put Atlas Copco far ahead in the field of industrial grinding. As a result of his innovative thinking, Atlas Copco's first generation of turbine grinders went into serial production in 1993 and was a major success in the market. The second generation was released in 1998.

Atlas Copco is now launching its third generation of turbine-driven machines. The flagship is the Atlas Copco GTG 21 turbo grinder, a tool whose remarkably high power-to-weight ratio and fast material removal rate make a substantial contribution to raising productivity in the heaviest grinding situations.

To the editor: The Ljungström Prize was founded in 1971 by the National Association of Swedish Mechanical Engineers in memory of two of Sweden's most prominent inventors, Birger and Fredrik Ljungström. Birger Ljungström (1872-1948) invented a bicycle with a free wheel and a rear-wheel brake. With his brother Fredrik Ljungström (1875-1964) he invented high-pressure steam boilers and a new type of steam turbine.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070, mobile: +46 70 322 8070,
annika.berglund@atlascopco.com

Atlas Copco's Annual General Meeting

Stockholm, Sweden, April 29, 2002—Atlas Copco's Annual General Meeting was held today. In his address to the shareholders, Giulio Mazzalupi, President and CEO, reported on the Group's performance in 2001, on new product development and market expansion.

Atlas Copco's revenues increased 10 percent to MSEK 51,139 in 2001 and profit after financial items was MSEK 4,700. Excluding items affecting comparability, the operating profit margin was 12.0% (13.7). *"Despite the weak ending, 2001 was a good year for Atlas Copco, when we improved our overall market position"*, Mazzalupi said.

Earlier today, Atlas Copco reported its first quarter results 2002. Revenues were MSEK 11,635, corresponding to a volume decrease of 8% year-on-year. Operating profit was MSEK 1,166 (1,463), and the operating margin was 10.0% (12.1). *"As anticipated, the weak economy has contributed to a slow start of the year. However, cash flow continued to be strong, and the debt to equity ratio was further reduced."*

In his speech, Mazzalupi reported on the importance for a market leader to continuously launch new products. *"Today, 35% of the products we sell are less than three years old, compared to 20% in 1994."* Another issue discussed was the strategy to provide better services to customers while the products are in use, today accounting for 55% of the Group's revenues. *"The focus on these services, adding value to the customers, makes us less vulnerable to swings in demand. It has resulted in more frequent contact with customers, as well as closer relationships."* Mazzalupi also spoke about the importance of having competent and committed people.

The Meeting adopted the Board of Directors' proposed dividend for the 2001 fiscal year of SEK 5.50 per share. May 3, 2001, was approved as the record date. It is estimated that dividends will be distributed via Värdepapperscentralen VPC AB (the Swedish Securities Register Center) on May 8, 2002.

The Meeting re-elected the following members of the Board: Anders Scharp (Chairman), Jacob Wallenberg (Vice Chairman), Sune Carlsson, Kurt Hellström, Lennart Jeansson, Thomas Leysen,

Ulla Litzén and Michael Treschow. Gunnar Brock and Charles E. Long were elected as new members.

The Meeting elected the audit firm KPMG Bohlins AB for the period until the end of the annual general meeting held in 2006.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

To the editor: Mr. Mazzalupi's complete address to the shareholders, as well as video clips, will be published and webcasted on the Group's website: **www.atlascopco-group.com** > Investor > Presentations

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Mazzalupi comments on Atlas Copco's Q1 2002 results

Stockholm, Sweden, April 29, 2002—*"As expected, the demand for our products and services was weaker during the first part of 2002,"* says Giulio Mazzalupi, President and CEO of the Atlas Copco Group. The slowdown in demand affected all business areas, and in particular the investment-related businesses.

Order intake decreased 3% in the quarter, year-on-year, corresponding to a volume decrease of 7%. In the quarter, revenues were MSEK 11,635 (12,101), and profit after financial items totaled MSEK 912, a margin of 7.8%. *"The strong operating cash flow continued and improved our financial position further,"* Mazzalupi notes.

"A number of efficiency projects have been carried out to adjust our structure to the prevailing lower demand and to keep costs contained. At the same time we continue to invest aggressively in people, in product development, and in market expansion. The broad launch of Milwaukee professional electric tools to the European market is a good example of the latter."

Following the slack in the non-residential building sector, demand for rental equipment remained weak. *"Through improved internal procedures, Rental Service has increased the fleet available for rent, and the fleet has a mix that better meets customers' demand. Also, the sales organization has been reinforced compared to only a few months ago, and is in better shape for the expected normal seasonal increase."*

The Group has a target of 8% average annual revenue growth over a business cycle, to be achieved through a combination of organic growth and complementary acquisitions. *"We have just finalized the acquisitions of compressor manufacturer Liutech, China, and of rock-reinforcement company Ankertechnik, Austria. The acquisition of Krupp, Germany, a manufacturer of hydraulic demolition products, is expected to be finalized during the second quarter."*

Overall, the demand for Atlas Copco's products and services is foreseen to stay at the present level in the near-term. *"The economy is still slow, and we do not expect any major change until the investment cycle improves."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

To the editor: As previously announced, Gunnar Brock will succeed Giulio Mazzalupi as President and CEO for the Atlas Copco Group on July 1, 2002.

press information

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications
Phone: +46 8 743 8070, mobile: +46 70 322 8070,
annika.berglund@atlascopco.com

Brock appointed Atlas Copco's new President and CEO

Stockholm, Sweden, April 29, 2002—The Board of Atlas Copco AB ratified the appointment of Gunnar Brock as President and CEO of the Atlas Copco Group with effect from July 1, 2002. Giulio Mazzalupi, who was appointed President and CEO in 1997, will continue to serve in this position until June 30, 2002.

Gunnar Brock was born in Skövde, Sweden in 1950. He is a graduate from the Stockholm School of Economics, Sweden.

Between 1974 and 1992, Brock worked in various positions within Tetra Pak, a manufacturer of systems for processing, packaging and distribution of liquid food. He held a number of different international positions as its General Manager in Asia, Europe and Africa. From 1992 to 1994 he was President and CEO of the Alfa Laval Group, which produces separation, heat transfer and fluid handling equipment. Alfa Laval and Tetra Pak at the time had the same owners. Brock then held the position of President and CEO of the Tetra Pak Group between 1994-2000. He currently is CEO of Thule, a manufacturer of load carrier systems for cars.

Gunnar Brock will be employed by Atlas Copco AB as from May 1, 2002.

To the editor: Gunnar Brock will be the 10th President and CEO since the company was founded in 1873. The following persons have held this position before him: Eduard Fränkel (1873-1887), Oscar Lamm (1887-1909), Gunnar Jacobsson (1909-1940), Walter Wehtje (1940-1957), Kurt-Allan Belfrage (1957-1970), Erik Johnsson (1970-1975), Tom Wachtmeister (1975-1991), Michael Treschow (1991-1997), Giulio Mazzalupi (1997-2002).

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

April 29, 2002

02 [illegible] 9:51

ATLAS COPCO
Interim report at March 31, 2002 (unaudited)

Weaker demand - in line with expectations

- **Order volumes 7% below first quarter 2001.**
- **Profit after financial items was MSEK 912 (1,049).**
- **Operating margin at 10.0% (12.1).**
- **Earnings per share were SEK 2.80 (3.23).**
- **Strong operating cash flow continues at MSEK 1,523 (1,198).**

Note: All comparative figures are for the first quarter of 2001, unless otherwise stated.

	January – March		Change
MSEK	2002	2001	%
Orders received	**12,058**	12,488	**-3**
Revenues	**11,635**	12,101	**-4**
Operating profit*	**1,166**	1,463	**-20**
– as a percentage of revenues	***10.0***	*12.1*	
Profit after financial items*	**912**	1,049	**-13**
– as a percentage of revenues	***7.8***	*8.7*	
**Items affecting comparability*	**+99**	-60	
Earnings per share, SEK	**2.80**	3.23	
Equity capital per share, SEK	**133**	125	
Return on capital employed (12 month value)	**12**	14	

**Net accounting adjustment in 2002 and restructuring charges in 2001*

Near-term outlook

Overall, demand for our products and services is foreseen to stay at the present level in the near-term.

The demand for large investment-related equipment in North America is foreseen to remain weak, while the recent increases in consumption and industrial production in the U.S. should positively affect the demand for production-related equipment and tools. Demand for rental equipment is foreseen to show normal seasonal increases in the next two quarters.

In Europe, the business cycle is expected to lag behind North America and consequently, no improvement of demand is foreseen in the near-term.

Demand in Asia is expected to be good, supported by continued strong growth in China.

Review of first-quarter business

Atlas Copco Group

Market development

With only a few exceptions, the demand in North America remained weak in the first quarter. Demand for rental equipment from the manufacturing industry and the important non-residential building sector remained well below the previous year's level. Demand for investment-related products to larger projects within the manufacturing and process industries was very low, while production-related equipment and tools noted stable or slightly improved demand, partly due to re-filling of stock levels in the distribution channels.

In the mining industry, demand for consumables and service compensated for the lack of big equipment orders.

Most of the markets in South America had a negative demand development in the quarter, partly due to the financial turmoil in Argentina.

In Europe, the negative demand trend from the end of 2001 continued. The only exception was the Nordic region, with some new infrastructure projects. Demand from the construction industry was weak in all other major markets in the region.

Low capacity utilization in most manufacturing and process industries affected demand negatively in the period, both for production and investment-related equipment and tools. The number of projects for capacity extension as well as productivity enhancement within these customer segments declined compared to the same period last year.

The level of demand in Africa and the Middle East, primarily for construction-related applications, had good development in the quarter.

In Asia, the picture remains mixed. While some markets, including China, recorded strong growth in the period, demand in other important countries like Japan and India deteriorated.

Orders and revenues

Orders received totaled MSEK 12,058 (12,488), down 3% from a strong first quarter of 2001. This corresponds to a 7% volume decrease after adjusting for a positive translation effect of 4%. The comparison is somewhat affected by a couple of working days less in the first quarter this year. The biggest volume drop continued to be in North and South America. Europe also lost volume compared to the previous year, while Asia was flat overall. Growth continued in Africa, the Middle East and Australia.

Revenues decreased 4%, to MSEK 11,635 (12,101), corresponding to an 8% volume drop for comparable units.

Earnings and returns

Operating profit for the first quarter declined 20%, to MSEK 1,166 (1,463), corresponding to a margin of 10.0% (12.1). The margin drop was due to the negative effect of lower revenues, most pronounced in the Rental Service business area. New accounting standards regarding capitalization of development costs and an adjustment of rental fleet useful life estimates added MSEK 54 and MSEK 45, respectively, to the profit compared to the same period last year.

Net financial items amounted to MSEK -254 (-414), of which net interest items accounted for MSEK -235 (-423) and foreign exchange differences for MSEK -19 (+9). The interest cost continued to decrease in the quarter due to strong cash flow and lower effective interest rates.

Profit after financial items decreased 13%, to MSEK 912 (1,049), corresponding to a margin of 7.8% (8.7). Foreign exchange effects were about 50 MSEK positive compared to the first quarter 2001 but had only a small effect on the profit margin.

Net profit for the quarter totaled MSEK 587 (676), or SEK 2.80 per share (3.23).

The return on capital employed was 12% (14), and the return on shareholders' equity totaled 11% (13) during the past 12 months. The Group's weighted average cost of capital (WACC) is approximately 8.5% (7.5), corresponding to a pretax cost of capital of approximately 13%. The increase is primarily an effect of a higher share of equity capital compared to the preceding period.

Cash flow and net indebtedness

The operating cash surplus after tax for the first quarter reached MSEK 1,553 (1,692). Working capital decreased MSEK 668 (increased 135) in the quarter.

Total cash flow from operations reached MSEK 2,221 (1,557), corresponding to 19% (13) of Group revenues.

Net investments in tangible fixed assets were MSEK 672 (307).

Operating cash flow before acquisitions and dividends equaled MSEK 1,523 (1,198).

Summary cash-flow analysis

MSEK	January – March 2002	2001
Operating cash surplus after tax	1,553	1,692
of which depreciation added back	*1,057*	*1,059*
Change in working capital	668	-135
Cash flow from operations	2,221	1,557
Investments in tangible fixed assets	-1,174	-767
Sale of tangible fixed assets	502	460
Other investments, net	-26	-52
Company acquisitions/divestments	-5	-72
Cash flow from investments	-703	-431
Dividends paid	-4	-1
Net cash flow	**1,514**	**1,125**
Change in interest-bearing liabilities	-1,341	-1,097
Cash flow after financing	173	28
Liquid funds at beginning of period	1,343	1,237
Translation difference	-30	54
Liquid funds at end of period	1,486	1,319

The Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 18,196 (22,402), of which MSEK 1,720 (1,624) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided

Investments, depreciation and amortization
Gross investments in property and machinery totaled MSEK 284 (208). Gross investments in rental equipment amounted to MSEK 890 (559). Depreciation on these two asset groups equaled MSEK 237 (231) and MSEK 634 (655), respectively, while amortization of intangible assets was MSEK 186 (173).

People
At March 31, 2002, the number of employees totaled 25,543 (26,442). For comparable units, the number of employees decreased by 1,025 from March 2001.

Share capital
Share capital totaled MSEK 1,048 (1,048) at the end of the period, distributed as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Previous statement on demand outlook
(Published Feb 14, 2002)

The current overall decline in demand is foreseen to continue in the near-term. As a consequence, lower volumes and profitability are anticipated in the first quarter, primarily in the equipment rental business.

There are some indications of an improved business environment in North America, which could positively affect demand in the latter part of the year.

Accounting principles
The interim report has been prepared using the same accounting principles as disclosed in the Annual Report 2001 with the exception of new standards effective January 1, 2002, issued by the Swedish Accounting Standards Council.

The application of the standard RR 15 dealing with Intangible Assets increased the pre-tax profit by MSEK 54 for the first quarter 2002 since certain development costs were recognized as assets instead of being expensed. These intangible assets will be amortized over their estimated useful lives. The implementation of the other new standards did not have a material effect on the Group's financial position.

As stated in the Annual Report 2001, the Group has continued to account for goodwill arising on certain strategic acquisitions over a period of 40 years. This is due to the expected changes (IAS), as well as already effective changes (US GAAP) in international standards in the accounting for goodwill.

Compressor Technique Business Area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	January – March 2002	2001	Change %
Orders received	**4,242**	4,216	**+1**
Revenues	**3,785**	3,928	**-4**
Operating profit	**657**	738	**-11**
– as a percentage of revenues	*17.4*	*18.8*	
Return on capital employed (12 month values)	**67**	65	

- Demand weakened for investment-related equipment.
- Strong growth in China continued.
- Margin affected by lower invoicing level and sales mix.

Orders received during the first quarter were up 1%, to MSEK 4,242 (4,216), corresponding to a drop in volume of 5%. The positive translation effect into SEK was approximately 3% while structural changes and average price changes added 1% each.

Sales of industrial compressors, primarily larger investment-related machines, suffered from declining investments for capacity extension and productivity enhancements at several customer groups. This was noticeable both in the United States and, with few exceptions, in Europe. Asia, and China in particular, achieved further growth for the same type of product range. Compressors with energy-saving Variable Speed Drive (VSD) technology continued to post increased sales in the first quarter as did compressors for certain special applications, such as PET bottle blowing.

Portable compressors, primarily serving construction-related customers through rental companies and distributors, had mixed development in the period. Sales increased in Asia and the Middle East but were relatively weak in most parts of Europe. In the U.S. demand improved gradually during the quarter. Sales of generators increased from a low level last year in most markets.

The after-market business grew in value and considerably as a share of total revenues in the quarter.

Revenues decreased 4%, to MSEK 3,785 (3,928), corresponding to a volume drop of 9% compared to the same quarter the preceding year.

Operating profit fell 11%, to MSEK 657 (738), corresponding to an operating margin of 17.4% (18.8). The lower invoicing level was the main explanation to the drop in the operating margin. Exchange rate changes since the first quarter 2001 had a small positive effect on the margin. Return on capital employed (past 12 months) was 67% (65).

Rental Service Business Area

The Rental Service business area consists of one division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	January – March 2002	2001	Change %
Revenues	**3,397**	3,659	**-7**
Operating profit*	**121**	328	**-63**
– as a percentage of revenues	***3.6***	*9.0*	
**Items affecting comparability*	*+45*	*-60*	
Return on capital employed (12 month values)	**3**	5	

* *Net adjustment of fleet depreciation in 2002 and restructuring charges in 2001*

- Demand remained well below the previous year.
- Competition for orders affected rental rates.
- Very strong cash flow generation continued.

Total revenues for the first quarter decreased 7%, to MSEK 3,397 (3,659). This includes a 6% positive translation effect into SEK. Volume for comparable units accounted for a drop of 10%.

Rental revenues, which accounted for 70% of total revenues, dropped some 13% in volume in the quarter and average rental rates fell 4-5% compared to the preceding year as competition intensified. The rental revenues continued to be negatively affected by declining activity in the important non-residential building and industrial segments. Rental fleet utilization was low in the beginning of the first quarter but improved gradually during the period and ended the quarter somewhat higher than in the preceding year. The fleet size was about 5% smaller than in the corresponding period last year as only replacement investments and no growth investments were made in the quarter. The total number of rental locations also remained stable in the quarter at 530, compared to 562 a year ago.

Sales of equipment, parts, and merchandise, representing 18% of revenues, and sales of used equipment, representing 12% of revenues, were almost unchanged compared to the first quarter last year.

Cash flow remained strong in the quarter.

Operating profit, including goodwill amortization, was MSEK 121 (328), corresponding to a margin of 3.6% (9.0). The drop in rental volume combined with lower rental rates had a sharply negative effect on the profit, which was only partly offset by lower depreciation costs and lower operating expenses. A revision of useful life estimates on certain fleet categories to industry standards led, on average, to a slightly extended economic life. Consequently, this reduced depreciation expenses by MSEK 45, compared to the previous year. Return on capital employed (past 12 months) was 3% (5).

On February 1 2002, Freek Nijdam took over as the new Business Area Executive from Tom Bennett, who retired. As from March, Nijdam is also the Chief Operating Officer in the company.

Industrial Technique Business Area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, professional electric tools, and assembly systems.

MSEK	January – March 2002	2001	Change %
Orders received	**2,867**	2,969	**-3**
Revenues	**2,823**	2,838	**-1**
Operating profit	**248**	277	**-10**
– as a percentage of revenues	***8.8***	*9.8*	
Return on capital employed (12 month values)	**12**	15	

- Lower level of orders from the motor vehicle industry.
- Demand for professional electric tools good in the U.S., but weak in Europe.
- Milwaukee branded electric tools launched in Europe.

Order intake decreased 3% overall compared with the first quarter of 2001, to MSEK 2,867 (2,969), corresponding to an 8% drop in volume. The positive translation effect was 4% and prices were on average unchanged.

For the first time in a long time, order intake from the motor vehicle industry for assembly tools and systems dropped compared to the same period a year earlier. Many planned projects in the United States and in Europe did not materialize in the quarter. Orders for other industrial tools also suffered from low demand, particularly tools to the automotive aftermarket in the U.S.

Orders for professional electrical tools for construction and installation work in North America increased slightly in the quarter, partly due to re-stocking activities within distribution channels. Sales to home-centers increased compared to previous year, while sales to industrial/construction distributors and hardware stores were basically flat.
The order volume for the same products in Europe continued to be below the same period previous year.

At the International Hardware Show in Cologne, Germany, in March, a premium line of Milwaukee branded professional electric tools was shown and received a lot of attention. This line will be launched country by country in Europe this year.

Revenues were MSEK 2,823 (2,838), down 1% from the first quarter 2001. This corresponded to a 5% negative volume development.

Operating profit was MSEK 248 (277), corresponding to an operating profit margin of 8.8% (9.8). The lower operating margin reflects the drop in revenues and the negative mix effect from lower industrial tools sales compared to professional electric tools. Return on capital employed (past 12 months) was 12% (15).

Construction and Mining Technique Business Area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock drilling tools, exploration equipment, construction tools, and loading equipment.

MSEK	January – March 2002	January – March 2001	Change %
Orders received	**1,793**	1,794	**0**
Revenues	**1,784**	1,828	**-2**
Operating profit	**186**	185	**+1**
– as a percentage of revenues	***10.4***	*10.1*	
Return on capital employed (12 month values)	**22**	22	

- Stable order level in spite of weaker market situation.
- First computer-controlled surface drill rig launched.
- Stable margins in spite of lower revenue volume.

Orders received were virtually unchanged at MSEK 1,793 (1,794), corresponding to a decrease in volume of 2%. There was a positive translation effect of 1%, while acquisitions and price changes had a net effect of +1%.

Demand for large equipment from the mining industry stayed relatively low in the quarter and exploration drilling equipment continued to be the most affected area. On the other hand, sales of consumables, service, and spare parts remained at a good level in most markets. Good growth in overall orders was recorded in Canada, Australia and Chile, while other important mining countries showed flat or negative development.

There was positive development in orders for crawler rigs for surface applications, like building-stone production in quarries and rock excavation for road and railroad projects. Activity in tunneling projects was, however, slow in the quarter, negatively affecting sales of large underground drill rigs. Orders for construction tools, hydraulic and pneumatic breakers as well as consumables recorded good growth in the quarter, with North America showing a positive development after last year's weakness.

At the Con Agg Expo in Las Vegas in March, Atlas Copco launched the world's first surface drill rig equipped with a computerized rig control system. The highly advanced system automatically adjusts impact power and feed based on the rock's characteristics, resulting in improved productivity and efficiency.

Revenues were MSEK 1,784 (1,828), down 2% overall, corresponding to a volume decrease of 4%.

Operating profit for the quarter rose 1%, to MSEK 186 (185), corresponding to a margin of 10.4% (10.1). Efficiency improvements and a small positive currency effect offset the impact of lower invoicing volume. Return on capital employed (past 12 months) was 22% (22).

In March, Björn Rosengren was appointed the new Business Area Executive, succeeding Freek Nijdam who became Business Area Executive for Rental Service.

Stockholm, April 29, 2002

Giulio Mazzalupi

Acquisitions and divestments 2001–2002

Time	Acquisitions	Divestments	Business Area	Sales* MSEK	Number of employees*
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30

**Annual revenues and number of employees at time of acquisition/divestment.*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Revenues by business area

MSEK	2000	January – March 2001	2002
Compressor Technique	3,345	3,928	3,785
Rental Service	3,023	3,659	3,397
Industrial Technique	2,619	2,838	2,823
Construction and Mining Technique	1,650	1,828	1,784
Eliminations	-120	-152	-154
Atlas Copco Group	10,517	12,101	11,635

MSEK (by quarter)	1	2	3	2001 4	2002 1
Compressor Technique	3,928	4,189	4,324	4,432	3,785
Rental Service	3,659	3,940	4,094	3,776	3,397
Industrial Technique	2,838	3,054	3,002	3,232	2,823
Construction and Mining Technique	1,828	1,828	1,766	1,831	1,784
Eliminations	-152	-131	-145	-154	-154
Atlas Copco Group	12,101	12,880	13,041	13,117	11,635

Reported profit by business area

MSEK	2000	January – March 2001	2002
Compressor Technique	580	738	657
— *as a percentage of revenues*	*17.3*	*18.8*	*17.4*
Rental Service	390	328	121
— *as a percentage of revenues*	*12.9*	*9.0*	*3.6*
Industrial Technique	263	277	248
— *as a percentage of revenues*	*10.0*	*9.8*	*8.8*
Construction and Mining Technique	142	185	186
— *as a percentage of revenues*	*8.6*	*10.1*	*10.4*
Corporate items	-47	-65	-46
Operating profit	1,328	1,463	1,166
— *as a percentage of revenues*	*12.6*	*12.1*	*10.0*
Financial income and expenses	-385	-414	-254
Profit after financial items	943	1,049	912
— *as a percentage of revenues*	*9.0*	*8.7*	*7.8*

MSEK (by quarter)	1	2	3	2001 4	2002 1
Compressor Technique	738	831	829	804	657
— *as a percentage of revenues*	*18.8*	*19.8*	*19.2*	*18.1*	*17.4*
Rental Service	328	430	378	119	121
— *as a percentage of revenues*	*9.0*	*10.9*	*9.2*	*3.2*	*3.6*
Industrial Technique	277	303	305	238	248
— *as a percentage of revenues*	*9.8*	*9.9*	*10.2*	*7.4*	*8.8*
Construction and Mining T.	185	182	178	191	186
— *as a percentage of revenues*	*10.1*	*10.0*	*10.1*	*10.4*	*10.4*
Corporate items	-65	-54	-63	-4	-46
Operating profit	1,463	1,692	1,627	1,348	1,166
— *as a percentage of revenues*	*12.1*	*13.1*	*12.5*	*10.3*	*10.0*
Financial income and expenses	-414	-382	-340	-294	-254
Profit after financial items	1,049	1,310	1,287	1,054	912

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Presentations from Atlas Copco

For your convenience, a PowerPoint presentation of Atlas Copco's first-quarter results will be published on Atlas Copco's Internet site.
Please go to www.atlascopco-group.com > Investor Relations > Presentations

Internet site for the Atlas Copco Group

More information is available at www.atlascopco-group.com.

Interim report at June 30, 2002

The second quarter report will be published on July 18, 2002.

Atlas Copco **press information**

Group Communications

CONTACT: Rhonda Moritz, Communications Manager, Atlas Copco North America
Phone: +1-973-439-3438; email: rhonda.moritz@us.atlascopco.com

Annika Berglund, Senior Vice President, Group communications
Phone: +46-8-743-8070; email: annika.berglund@atlascopco.com

Atlas Copco Ranked Top in INSEAD Survey of Global Companies

Stockholm, Sweden, April 10, 2002 — A survey conducted by INSEAD, Europe's leading business school, has ranked Atlas Copco as one of the top 10 best companies in the Western world, and number one in the Engineering and Machinery sector.

The Competitive Fitness of Global Firms 2002 report is based on a survey of the 500 largest companies in Europe and North America, grouped into eight industry sectors. It judges the respondents according to 12 key business capabilities, including: customer orientation; innovation; human resources; corporate culture; mission and vision; planning and intelligence; technical resources; marketing operations; international effectiveness; performance; market strategy; organization and systems. The report also provides a measure of E-business capability.

A score of 65 or higher puts a company into the "world class" category. Of the companies surveyed, only 86 made it to this level. Sharing the top spot overall with 82 points were BMW and Nokia. Atlas Copco's 77 points put it on a par with Microsoft and Banco Commercial Portuguese, and ahead of other prestigious companies such as SAP, Diageo and Exxon Mobil. Atlas Copco is far ahead all other companies surveyed in the Engineering and Machinery sector, according to the results.

The INSEAD report concentrates on intangible business capabilities that are the fundamental assets of firms and crucial to their long-term creation of value. By doing so, it aims to provide a balance to the predominantly short-term and financial nature of the information generally available on business corporations.

Editors' Notes: The author of *The Competitive Fitness of Global Firms 2002* is Professor Jean-Claude Larréché of INSEAD, Europe's leading business school, based in Fontainebleau, France. The report has been published annually since 1998. The information is obtained from multiple respondents from each firm in a 182-item survey submitted to members of its International Executive Network.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on its web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager
Atlas Copco Tools and Assembly Systems
+ 46 8 743 9574, mobile: 46 8 70 308 9574, inger.brahme@atlascopco.com

Atlas Copco's John Munck Award to Carl Carlin

Stockholm, Sweden, April 11, 2002 — Carl Carlin of Atlas Copco Tools and Assembly Systems is the 2002 recipient of Atlas Copco's John Munck Award. Carlin was nominated for his role as the driving force behind the development of Atlas Copco's range of multiple nutrunners for the automotive industry.

The John Munck Award is presented for excellence in innovative technical thinking that results in products with proven commercial success.

Carlin's dedicated efforts for driving the development of tightening systems for the motor vehicle industry, utilizing fixtured nutrunners, have given Atlas Copco a clear lead over its competitors. Today the company is a world-class leader in this field in terms of market share, product design, performance and quality.

The latest range of modular tightening systems, the Power MACS controllers and the QMX series of nutrunners, was launched in 2000. The systems outperform competing products by more than 30 percent, both in terms of functionality and in power density, and cost less.

Project management was also a significant factor in the nomination. The development of Power MACS and QMX was efficiently managed. The time-frame and costs were in line with original plans and the new product was efficiently launched to the marketplace.

John Munck was one of Atlas Copco's most successful engineers. He worked for the Group between 1930 and 1970 as Atlas Copco's Technical Director and in other positions. The John Munck Award is presented each year to a single product developer or designer, or a team, for outstanding contributions to the overall quality of an Atlas Copco product.

The award will be presented at the Group's annual general meeting in Stockholm, Sweden on April 29, 2002.

Atlas Copco

press information

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Inger Brahme, Communications Manager; Atlas Copco Tools and Assembly Systems
+ 46 8 743 9574, mobile: 46 8 70 308 9574, inger.brahme@atlascopco.com

"Daily Direct Deliveries" innovators receive Atlas Copco's Peter Wallenberg Award

Stockholm, Sweden, April 11, 2002 — This year Atlas Copco's prestigious Peter Wallenberg Marketing and Sales Award will be presented to three recipients. The trio has spent the past several years developing the innovative concept of Daily Direct Deliveries (DDD), a distribution system that gives Atlas Copco unique sales and marketing advantages over its competitors.

The Peter Wallenberg Marketing and Sales Award recognizes the most innovative and successfully implemented method in the field of sales and marketing. This year's recipients are Åke Larsson, Rental Service Corporation; Lars Larson, Atlas Copco Rock Drilling Equipment; and Gösta Henningsson, Atlas Copco Tools and Assembly Systems. At the time all were employed by Atlas Copco Tools and Assembly Systems. Together, the team developed the innovative concept of DDD. By eliminating local inventories and instead focusing on lean and flexible production, Atlas Copco achieved an outstanding delivery service. The system comprises a superior sales feature service and makes it easy for customers to do business with Atlas Copco.

The three award winners spent years implementing and refining the system to a full-scale customer service center, Power Tools Distribution, PTD. Located in Belgium, PTD serves 110 countries. The DDD concept means that all customers, big or small, independent of location have access to the total range of products, accessories and spare parts within 24 hours.

Initially PTD served one division. Ten years later, it serves five divisions in two business areas and 10 production units. Thanks to the DDD system these Atlas Copco divisions can offer the broadest product range in the industry, in terms of reliability and speed.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked for the Group for 20 years before serving as Chairman of the Board from 1974-1996. The Peter Wallenberg Marketing and Sales Award will be presented at Atlas Copco's annual general meeting in Stockholm, Sweden, on April 29, 2002.

Atlas Copco **press information**

Group Communications

CONTACT: Björn Rosengren, Senior Executive Vice President
Business Area Construction- and Mining Technique,
mobile: +46 70 417 8502, e-mail: bjorn.rosengren@atlascopco.com

Ulf Linder, Communications Manager, Construction and Mining Technique business area, + 46 19 670 7555, mobile: +46 70 341 8455, e-mail: ulf.linder@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB, phone: +46 8 743 8074, mobile: +46-70-349 8074, e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco finalizes the acquisition of Ankertechnik GmbH

Stockholm, Sweden, April 17, 2002—Following the approval from regulatory authorities, Atlas Copco AB has finalized the acquisition of Ankertechnik GmbH, Feistritz an der Drau, the rock reinforcement business of MAI International GmbH, Austria. The purchase price was not disclosed.

The acquired unit has annual sales of about MSEK 70 (MEUR 7.6) and 15 employees. It is a leading producer of self-drilling hollow core anchor systems used to stabilize weak rock and soil in tunnelling, mining and other ground engineering applications.

The new company will be renamed Atlas Copco MAI, and will join the Atlas Copco Rock Drilling Equipment Division (RDE), which is present in the rock reinforcement market with its unique Swellex ® rock reinforcement bolts and Boltec ®, its fully automatic bolting units.

The acquisition is in line with Atlas Copco's strategy to expand in the rock reinforcement area. *"The initial cooperation since the agreement was signed in February has confirmed that substantial synergies can be accomplished,"* says Björn Rosengren, Senior Executive Vice President, Construction and Mining Technique.

Atlas Copco Rock Drilling Equipment is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a worlwide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division's headquarters and main production plants are located in Örebro, Sweden. The division employs approximately 1,700 people worldwide. More information is available on www.atlascopco.com/rde

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Ronnie Leten, President, Industrial Air, Compressor Technique
Phone +32 3 870 29 38, + 32 477 22 2685, e-mail: ronnie.leten@atlascopco.com

Leif Boll, General Manager, Atlas Copco Shanghai Trading Co., Ltd.
Phone: +86 21 62 55 1331, e-mail: leif.boll@atlascopco.com

Magnus Gyllö, Vice President, Atlas Copco China Investment Co., Ltd.
Phone: +86 21 62 55 1331, e-mail: magnus.gyllo@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
Phone: +46 8 743 8074, +46 70 349 8074,
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco acquires Chinese compressor company Liutech

Stockholm, Sweden, April 18, 2002—Atlas Copco (China) Investment Company Ltd. has signed a purchase contract to acquire the Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd. (Liutech). The company has annual revenues of about MSEK 100 (M€ 11) and 190 employees. The purchase price was not disclosed.

Liutech is located in Liuzhou, Guangxi province, in southern China. The company produces oil-injected screw compressors and refrigerant airdryers and manufactures screw elements. Liutech has an established sales and service organization. The acquisition is in line with Atlas Copco's strategies regarding multi-brand and to increase its production, sales and service presence in Asia.

Liutech, which will become part of the Industrial Air division within the Compressor Technique business area, will continue to operate under its established brand Liutech.
"We want to increase our presence in China and Liutech has a clear profile and a good brand reputation with its customer base," says Ronnie Leten, President of the Industrial Air division.

Since 1984, Atlas Copco has participated in the production and service of its products in China.

More information about Liutech is found on http://www.liutech.com/.

Industrial Air is a division within the business area Compressor Technique of the Atlas Copco Group with the main production center located in Antwerp, Belgium. The division develops, manufactures and markets worldwide a vast range of oil injected and oil-free air compressors and air treatment equipment used in all kind of industries. By nature and innovative design Industrial Air cares for the environment. The company employs approximately 2000 people worldwide. Find more information on the website: www.atlascopco.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco # press information

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Business Area Industrial Technique, + 46 8 743 8505, goran.gezelius@atlascopco.com

Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile + 46 70 322 8070, annika.berglund@atlascopco.com

Atlas Copco to sell controlling stake in Revathi Equipment

Stockholm, Sweden, April 22, 2002—Atlas Copco has entered into a definitive agreement with Utkal Investments to sell its 40% shareholding in mining equipment manufacturer Revathi Equipment Limited (Revathi), India. The company had annual revenues of approximately MSEK 100 in 2001.

Revathi is listed on the Mumbai Stock Exchange. In accordance with Indian regulations, Utkal has announced its agreement with Atlas Copco and will make an offer to the other shareholders in Revathi. Closing will take place after such procedures have been finalized. It is anticipated that closing will take place during 2002. The sale is also subject to approval from Indian authorities.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Group owns famous brands like RSC, Milwaukee, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco has a large operation in India. Atlas Copco (India) Ltd. is a leading industrial company in India, listed on the stock exchange in Mumbai, with annual revenues of more than MSEK 500. In 2001, Atlas Copco AB, Sweden, increased its shareholding in Atlas Copco (India) to above 50%.

Atlas Copco **press information**

Group Communications

Atlas Copco AB
(publ)
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are hereby invited to attend the Annual General Meeting to be held on Monday April 29, 2002 at 5.00 p.m. (Swedish time) in the Berwaldhallen, Dag Hammarskjölds väg 3, Stockholm.

Notification of attendance
Shareholders, intending to participate in the Annual General Meeting, must

- be recorded in the Shareholders Register kept by VPC AB (the Swedish Securities Register Centre) on Friday April 19, 2002, and
- notify the Company of their intent to participate in the Annual General Meeting no later than 4.00 p.m., Tuesday April 23, 2002 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or via Internet www.atlascopco-group.com or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other authorized depositary must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Friday April 19, 2002. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Annual General Meeting in person or by proxy. Proxies should be received by the Company together with notification of attendance. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Entrance cards will be sent to the shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the homepage of Atlas Copco www.atlascopco-group.com after the Meeting.

Agenda
1. Opening of the Meeting and election of Chairman to preside at the Meeting;
2. Preparation and approval of voting list;
3. Approval of agenda;
4. Election of one or two persons to assist the Chairman in approving the minutes;
5. Determination whether the Meeting has been properly convened or not;
6. Presentation of the Annual Report and the Auditors' Report and the Consolidated Annual Report and the Consolidated Auditors' Report;
7. The President's speech;
8. Decision

   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the

b) regarding discharge from liability of the Board members and the President,
c) regarding allocation of the Company's profit according to the approved Balance Sheet,
d) regarding record day for receiving dividend;

9. Decision regarding a proposal from the Board of Directors concerning a change of the Articles of Association;
10. Determination of the number of Board members and deputy members to be elected at the Meeting;
11. Election of Board members and, if applicable, of deputy members and of Auditors and, if applicable, of deputy Auditors;
12. Determination of the remuneration to the Board of Directors and the Auditors;
13. Closing of the Meeting.

The Board of Directors' proposals for decision

Item 8c) that a dividend of SEK 5.50 per share be paid to the Shareholders;

Item 8d) that the record day for the dividend be May 3, 2002. Should this date be approved by the Annual General Meeting, the dividend is expected to be distributed by VPC AB on May 8, 2002;

Item 9: that § 8 in the Articles of Association shall have the wording: The Company shall have not more than two auditors with not more than two deputy auditors. *Present wording: The company shall have two auditors with two deputy auditors*;

Item 11: that the audit firm KPMG Bohlins AB is elected for the period until the end of the annual general meeting of shareholders held during 2006; and

Item 12: that the auditor's fee be paid on open account.

Other proposals

The following group of shareholders, Investor, Robur Fonder and Alecta, representing more than 25% of the total number of votes, have submitted the following proposals:

Item 10) that ten (10) ordinary Board members (unchanged number) and no deputies are elected;

Item 11) that the following ordinary Board members are re-elected: Anders Scharp, Jacob Wallenberg, Sune Carlsson, Kurt Hellström, Lennart Jeansson, Thomas Leysen, Ulla Litzén and Michael Treschow;
that Gunnar Brock and Charles E. Long are elected new Board members.
The Board Members Giulio Mazzalupi and Hari Shankar Singhania have declined re-election; and

Item 12) that a remuneration of SEK 3,275,000 (unchanged) is allocated to the Board for distribution among the elected Board members, who are not employees of the corporation, in accordance with the Board's discretion.

The Annual General Meeting will be concluded by the presentation of "The John Munck Award" for decisive contributions in the area of product development and "The Peter Wallenberg Marketing and Sales Award" for the development of eminent marketing and sales methods.

Stockholm, March 2002
The Board of Directors

Atlas Copco **press information**

Group Communications

CONTACT: Göran Gezelius, Senior Executive Vice President, Industrial Technique,
+ 46 8 743 8505, mobile +46 70 569 8505
e-mail: goran.gezelius@atlascopco.com

Rachel Alexander, Communications Manager, CP division
+ 44 1442 34 43 60, e-mail: rachel.alexander@chicagopneumatic.com

Atlas Copco-owned Desoutter Limited ISO14001 certified

Stockholm, Sweden, March 13, 2002—Desoutter Limited has gained accreditation to ISO 14001 Environmental Management System. This certification verifies that Desoutter designs, manufactures and services its products in a manner that minimizes the impact on the environment.

Desoutter is a part of the Industrial Technique business area and produces power tools for industrial use. The company's production unit is based in Hemel Hempstead, Great Britain.

The company has always strived to ensure its environmental impact is kept to a minimum and is actively promoting improving its working environment. As a leading company in its industry, Desoutter has proven its commitment to the environment by undertaking accreditation to the ISO14001 standard.

All Desoutter products are continually analyzed for environmental impact and improvements to reduce waste and improve efficiency. *"There exists a drive to continuously improve procedures and working practices that will allow it to further control and monitor the effects of its activities on the environment,"* says Mr. Gary Towler, Senior Quality Engineer.

Desoutter Ltd , part of the Chicago Pneumatic division in the Industrial Technique business area, is a leading manufacturer of pneumatic industrial hand tools and assembly systems. Chicago Pneumatic, Desoutter and Georges Renault make up the Industrial Business Unit of the Chicago Pneumatic Division. More information is available on the company's web site: www.chicagopneumatic.com

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion, with 98 percent of revenues outside Sweden, and close to 26.000 employees. The Group produce and market compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Annika Berglund, SVP Group Communications, Atlas Copco AB
+ 46 8 743 8070, mobile +46 70 322 8070
e-mail: annika.berglund@atlascopco.com

Proposed changes in Atlas Copco's Board of Directors

Stockholm, Sweden, March 26, 2002—At the Annual General Meeting of Atlas Copco AB, to be held April 29, 2002, shareholders will vote on two new Board members: Gunnar Brock, who will be President and CEO of the Atlas Copco Group from July 1, and Charles Long, former Vice-Chairman of Citicorp and a member of the board of Atlas Copco North America Inc.

The following members have been nominated for re-election to the Board of Atlas Copco: Anders Scharp, Jacob Wallenberg, Sune Carlsson, Kurt Hellström, Lennart Jeansson, Thomas Leysen, Ulla Litzén, and Michael Treschow.

Gunnar Brock and Charles E. Long have also been nominated for election to the Board.

Mr. Long, born in 1940, is the former Vice-Chairman of Citicorp and its principal subsidiary, Citibank, North America. He is a member of the Board of Directors of U.S.-based Introgen Therapeutics, The Drummond Company, Atlas Copco North America Inc., and Sweden-based Gendux AB.

Mr. Brock, born in 1950, will be President and CEO for the Atlas Copco Group from July 1, 2002. He is a member of the Board of Directors of OM AB, Sweden; Lego AS, Denmark and a member of the Royal Swedish Academy of Engineering Sciences (IVA).

Giulio Mazzalupi, President and CEO of the Atlas Copco Group until June 30, and Hari Shankar Singhania, President and CEO of J.K. Organization, India, have declined re-election.

The nominations for Board members are supported by the following shareholders representing a total of more than 25 percent of the votes in the Company; Investor, Robur Fonder, and Alecta, all based in Sweden. The nomination process is described in Atlas Copco's Annual Report, which will be published on March 27, 2002.

Nothing but Heavy Duty!

At Milwaukee, heavy-duty is more than just part of a slogan. It's a promise to offer the best to professional users. And Milwaukee engineers don't just design tools. They design tools to get the job done better, faster, more reliably and more safely.

The new product range encompasses close to 170 products, including 50 completely new models: a broad cordless range, hammers, drills and screwdrivers, angle drivers, woodworking and metalworking tools, saws of all kinds and a full series of application-specific specialist tools products – all designed for professional users who demand the absolute best.

An extensive range of premium Milwaukee accessories, designed to optimise the performance of Milwaukee heavy-duty tools, are available as well. Milwaukee tools and accessories can be purchased only in the specialised trade.

At Milwaukee, innovation is driven by user needs

New product development projects are pursued on a global basis to ensure that all Milwaukee power tool users benefit from the collective experience and input of their fellow users doing similar jobs all around the world. This ensures that innovative power tool solutions – targeting improved productivity, comfort, safety and durability – can be brought to market with an even greater speed and frequency than in the past . The enhanced Milwaukee brand will increasingly offer demanding professional users the best tool for the job across an ever-broadening range of products.

At this year's Cologne Fair, the Milwaukee brand is proud to introduce many exciting new products – a number of which have already met with high levels of enthusiasm among professionals in the US market. Here are some highlights:

- To celebrate the 50th anniversary of its Sawzall and to show appreciation to its loyal users all over the world, Milwaukee is introducing a collector's edition Orbital Action Super Sawzall, providing users with a full series of outstanding performance and convenience features. In fact, it is the most advanced reciprocating saw in the world.

- Milwaukee's new ultra-compact cordless reciprocating saw – the Hatchet – provides professionals with more versatility than ever experienced before. Its unique 6-position pivoting handle allows the perfect cutting angle for any application.

- Milwaukee's new ½" and ¾" high-torque impact wrenches are designed for outstanding user comfort. And they boast the highest torque rating in their class. The line includes two corded models and the world's first 18 V cordless impact wrench. These lightweight, slim, balanced wrenches offer reliability to a wide range of professional tradesmen, who demand a combination of high torque and on-the-job comfort.

- Milwaukee's new, revolutionary 12 V cordless caulk and adhesive gun makes manual caulking obsolete. It is in fact so powerful that its pushing force easily expels high-viscosity materials such as windshield urethanes.

- Milwaukee is introducing a new line of corded screwdrivers, ergonomically designed to provide more power with less weight. Available in four different models, the screwdrivers are powered by a durable 725 W Milwaukee motor with variable speed control. The screwdrivers are ideal for drywall, metal to metal assembly, flooring, fencing, roofing and deck construction applications.

- Milwaukee's new Sharp-Fire™ screwdriver systems are three times faster than conventional screwdriving. Due to the exceptional speed of driving screws with the new Sharp-Fire screwdriver systems, the tools are ideal for drywalling, decking, flooring, roofing and fencing

- Sharp-Fire screwdriver systems feature easy, rapid strip-loading of screws and a durable, heavy-duty magazine. An extensive selection of collated screws perfectly tuned to the new Sharp-Fire screwdriver systems completes the range.

- Milwaukee's revolutionary new six-edged PathFinder bit drills in virtually any direction – quickly and cleanly. By cleanly cutting through the material, rather than chiselling like other bits, PathFinder makes precise, clean holes two to three times faster in wood, composites, chipboard, plasterboard and hard plastics with greater control and more comfort.

The introduction of the new Milwaukee product range will be heavily supported with high-impact in-store merchandising and display material, a continuous flow of sales support material, comprehensive training material and facilities, a supportive, professional sales team, user-relationship programmes, a dedicated Internet site and attractive margins to the trade. Overall, Milwaukee will be presenting an extremely confident profile to the marketplace.

The best of American and European expertise – under the Milwaukee name

The Milwaukee Electric Tool Corporation is a company within the Atlas Copco Group, a worldwide leader in professional tool development. Together, both companies look back at over 180 years of electric power tool experience. The 128 year old Atlas Copco Group has an industrial heritage and a reputation for a committed, customer-oriented approach across its entire business portfolio which is second to none (compressors, mining equipment, construction tools, pneumatic and electric tools as well as rental activities). The 77 year old Milwaukee Electric Tool Corporation has also successfully built up an unsurpassed reputation for supplying top-quality, durable electric power tools for professional users.

Now, European users can benefit from the application-driven, new product developments powered by the collective experience of the Milwaukee and Atlas Copco names – in North American and European markets.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications (media)
Phone +46 8 743 8070, mobile +46 70 322 8070, annika.berglund@atlascopco.com

Mattias Olsson, Investor Relations Manager, (analysts)
Phone +46 8 743 8291, mobile +46 70 518 8291, mattias.olsson@atlascopco.com

Mazzalupi comments on Atlas Copco's Q4 2001 results

Stockholm, Sweden, February 14, 2002—"*2001 was a good year for Atlas Copco, especially considering the business conditions, and we generated record cash flow and earnings per share,*" says Giulio Mazzalupi, President and CEO of the Atlas Copco Group. "*We saw a volume drop in the latter part of the year and foresee this trend continuing in the first quarter of 2002.*"

In the fourth quarter, revenues increased to MSEK 13,117 (12,842), and profit after financial items totaled MSEK 1,054, including restructuring costs of MSEK 200. Excluding items affecting comparability, the operating margin was 11.8% (14.4). All business areas except Rental Service performed well.

In the Rental Service business area, total revenues for the quarter decreased 10% by volume year-on-year. Rental revenues were down 15% by volume, affected by a slowdown in demand as the non-residential building sector declined sharply and the level of industrial activity was low. *"Another reason for weaker rental revenues was that we lost some presence in the market and were underrepresented in high potential areas,"* Mazzalupi comments. *"We have recognized these problems and implemented actions. The whole organization is 100% focused on increasing rental revenues and market shares."*

Atlas Copco achieved a full-year result in line with the preceding year's, despite worsening business conditions in the latter part of 2001. *"We have strengthened our competitive position for key product ranges. Also, after-market activities are still developing positively for Compressor Technique, Construction and Mining Technique, and Industrial Technique."*

The Group has a target of 8% average annual revenue growth over a business cycle. This growth should be achieved through a combination of organic growth and complementary acquisitions. *"In the fourth quarter, we acquired the Dutch compressor manufacturer Grassair, and we have other acquisitions under way. Among those are the acquisition of a manufacturer of hydraulic demolition tools, a compressor manufacturer, and a rock reinforcement company."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2001, the Group had revenues of SEK 51 billion (EUR 5.4 billion), with 98% of revenues outside Sweden, and close to 26,000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic, and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Björn Rosengren, President, Atlas Copco Rock Drilling Equipment,
+ 46 19 670 73 00, mobile +46 70 417 8502
e-mail: bjorn.rosengren@atlascopco.com

Marianne Hamilton, SVP Organizational Development and Management Resources, + 46 8 743 8590, mobile +46 70 665 85 90
e-mail: marianne.hamilton@atlascopco.com

Atlas Copco Appoints CMT Executive

Stockholm, Sweden, February 14, 2002—Effective March 1, 2002, Björn Rosengren has been appointed Senior Executive Vice President of Atlas Copco AB and head of the Construction and Mining Technique (CMT) business area. He succeeds Freek Nijdam, who holds the same position in the Rental Service business area.

Björn Rosengren joined Atlas Copco in 1998, as President of the Atlas Copco Craelius division in the CMT business area. He currently holds the position of Division President of Atlas Copco Rock Drilling Equipment.

"Björn Rosengren is a person with strong leadership skills. He has a proven record of expanding business, both organically and through acquisitions," says Giulio Mazzalupi, President and CEO of the Atlas Copco Group. *"This talent will be extremely useful in his new mission to grow CMT while ensuring that profit remains at a high level."*

"During the past few years, we have established a new management team in the business area. I am pleased that one of these talented managers got this job."

Björn Rosengren graduated from Chalmers University of Technology, Gothenburg, Sweden, in 1985. During the first 10 years of his career, he held various positions within the Esab Group, including international assignments in the United States, the Netherlands, and Switzerland. Between 1995 and 1998, he was General Manager for Nordhydraulic, Nordwin AB, Sweden.

The search for Björn Rosengren's replacement as Division President of Atlas Copco Rock Drilling Equipment is in progress.

Download photos from the Internet to illustrate the article:
http://www.atlascopco.com/photo Atlas Copco General > Photo no: 100436 or 100727

Atlas Copco **press information**

Group Communications

February 14, 2002

ATLAS COPCO
Fourth quarter report at December 31, 2001 (unaudited)

Q4: Strong cash flow, weaker demand

- **Order volumes fell 5%.**
- **Profit after financial items was MSEK 1,054 (1,371), including restructuring costs of MSEK 200.**
- **Operating margin, excluding items affecting comparability, was 11.8% (14.4).**
- **Low rental revenues had a negative effect on profits.**
- **Earnings per share were SEK 3.36 (4.12).**
- **Operating cash flow was a record MSEK 1,863 (815).**

Note: All comparative figures are for the fourth quarter of 2000, unless otherwise stated.

MSEK	Oct.–Dec. 2001	2000	Change %	Jan.–Dec. 2001	2000	Change %
Orders received	**12,343**	12,177	**+1**	50,916	46,628	+9
Revenues	**13,117**	12,841	**+2**	51,139	46,527	+10
Operating profit*	**1,348**	1,823	**-26**	6,130	6,392	-4
- as a percentage of revenues	***10.3***	*14.2*		*12.0*	*13.7*	
Profit after financial items*	**1,054**	1,371	**-23**	4,700	4,689	0
- as a percentage of revenues	***8.0***	*10.7*		*9.2*	*10.1*	
**Items affecting comparability*	***-200***	*-20*		*-260*	*-26*	
Earnings per share, SEK	**3.36**	4.12	**-18**	14.63	13.95	+5
Equity capital per share, SEK	**133**	115				
Return on capital employed (12-month values)	**13**	15				

Dividend

The Board of Directors proposes that a dividend of SEK 5.50 (5.25) per share be paid for the 2001 fiscal year.

Outlook

The current overall decline in demand is foreseen to continue in the near-term. As a consequence, lower volumes and profitability are anticipated in the first quarter, primarily in the equipment rental business.

There are some indications of an improved business environment in North America, which could positively affect demand in the latter part of the year.

Summary of full-year 2001 results

Atlas Copco Group

Orders received for the full year were up 9%, at MSEK 50,916 (46,628), corresponding to a 1% drop in volumes for comparable units. The positive translation effect from foreign exchange rate fluctuations was 10 percentage points, or about MSEK 4,500. Revenues rose 10%, to MSEK 51,139 (46,527), also corresponding to a drop in volumes of 1%.

The Group's operating profit before restructuring costs decreased slightly, to MSEK 6,390 (6,418), corresponding to a profit margin of 12.5% (13.8). Profit after financial items before items affecting comparability increased, to a record MSEK 4,960 (4,715), corresponding to a margin of 9.7% (10.1). Restructuring costs of MSEK 260 (26) reduced the reported operating profit, to MSEK 6,130 (6,392), and profit after financial items, to MSEK 4,700 (4,689). The total impact of foreign exchange rate fluctuations on profit after financial items was approximately MSEK +550 compared to full-year 2000. Earnings per share increased, to SEK 14.63 (13.95).

Operating cash flow before acquisitions and dividends reached an all-time high of MSEK 5,744 (1,276).

Review of the fourth quarter

Atlas Copco Group

Market development

Demand from most customer groups in North America remained relatively weak, still clearly below levels for the same quarter the preceding year. However, the feared negative repercussions from the September 11 events did not materialize during the quarter.

Activity in the non-residential building sector in the United States continued to decline, primarily affecting demand in the equipment rental business. Demand for new equipment from construction and industrial customers was also affected by the state of the U.S. economy. Negative inventory adjustment effects, seen in previous quarters, became less of a factor at year-end, which helped to stabilize demand for some products, such as professional electric tools.

In South America, demand trended down, primarily affected by poor conditions in Brazil. An exception in the region was Chile, where the key mining industry enjoyed a healthy level of activity.

In Europe, the former positive trend in demand turned in the fourth quarter. Demand was weak for standard equipment, particularly units serving the construction sector. At the same time, previously favorable demand for investment-related equipment in industrial applications also turned sluggish. Northern and eastern European markets experienced some growth in demand, while a trend of weakening demand was clear in southern Europe. Also, demand in the German market, the biggest in the region, softened somewhat in the quarter.

The level of demand in Africa and the Middle East remained on a healthy level.

In Asia, the picture was mixed. China experienced ongoing strong growth in demand, and the Indian market also had relatively healthy demand. Demand in Japan, on the other hand, clearly deteriorated, as did demand in certain markets in Southeast Asia.

Orders and revenues
Orders received totaled MSEK 12,343 (12,177). Order volumes were 5% lower, as the positive translation effect (resulting from the weak Swedish krona) was 6%, or approximately MSEK 800. The volume drop was most pronounced in North and South America, while Europe was slightly down. Asia recorded flat volumes, and Australia healthy volume growth.

Revenues rose 2%, to MSEK 13,117 (12,841), corresponding to a 5% drop in volumes for comparable units.

Earnings and profitability
Operating profit, before restructuring costs, declined 16%, to MSEK 1,548 (1,843), compared to the strong fourth quarter the preceding year. This corresponded to a margin of 11.8% (14.4). Compressor Technique and Industrial Technique reported somewhat lower margins in the quarter, while the main deterioration was in the U.S.-based Rental Service business area. The operating margin for Construction & Mining Technique improved from the preceding year. Restructuring charges in Industrial Technique and Rental Service of MSEK 200 reduced the reported operating profit, to MSEK 1,348 (1,823). The operating profit included a positive effect of approximately MSEK +150 from foreign exchange fluctuations, affecting operating margins by about +0.5 percentage-points.

Net interest expense of MSEK -279 (-434), foreign exchange differences on financial items of MSEK -19 (-18), and other financial income of MSEK 4 (0) gave net Financial items of MSEK –294 (-452). Strong positive cash flow throughout the preceding 12 months and lower short-term interest rates had a positive effect on net interest expense.

Profit after financial items, before restructuring charges, decreased 10%, to MSEK 1,254 (1,391), corresponding to a margin of 9.6% (10.8). Reported profit after items affecting comparability was MSEK 1,054 (1,371). The net effect of foreign exchange fluctuations was about MSEK +125.

Net profit after tax totaled MSEK 704 (864), or SEK 3.36 per share (4.12).

The return on capital employed during 2001 was 13% (15), and the return on shareholders' equity 12% (13). During the year, the Group had an average cost of capital (WACC) of about 7.5% (8), equal to a pretax cost of capital of about 11.5%.

Cash flow and net indebtedness
The operating cash surplus after tax for the fourth quarter reached MSEK 1,625 (1,745), equal to 12% (14) of Group revenues.

Working capital decreased MSEK 358 (increased 327) during the quarter, leading to cash flow from operations before investing activities of MSEK 1,983 (1,418).

Net investment in tangible fixed assets was MSEK 166 (575) for the quarter.

Operating cash flow before acquisitions and dividends equaled MSEK 1,863 (815).

Summary cash-flow analysis

MSEK	October–December 2001	October–December 2000	January–December 2001	January–December 2000
Operating cash surplus after tax	**1,625**	**1,745**	6,771	6,310
of which depreciation added back	***1,224***	***1,096***	*4,556*	*3,982*
Change in working capital	**358**	**-327**	385	-402
Cash flow from operations	**1,983**	**1,418**	7,156	5,908
Investments in tangible fixed assets	**-907**	**-1,018**	-3,702	-6,602
Sale of tangible fixed assets	**741**	**443**	2,354	2,055
Company acquisitions/divestments	**-59**	**35**	-300	-372
Other investments, net	**46**	**-28**	-64	-85
Cash flow from investments	**-179**	**-568**	-1,712	-5,004
Dividends paid	**-3**	**0**	-1,125	-1,007
Net cash flow	**1,801**	**850**	4,319	-103

Change in interest-bearing liabilities	**-2,101**	**-747**	-4,280	15
Cash flow after financing activities	**-300**	**103**	39	-88
Liquid funds at beginning of period	**1,658**	**1,121**	1,237	1,286
Translation difference	**-15**	**13**	67	39
Liquid funds at end of period	**1,343**	**1,237**	1,343	1,237

At December 31, 2001, the Group's net indebtedness (defined as the difference between interest-bearing liabilities and liquid assets) amounted to MSEK 20,078 (22,270), of which MSEK 1,736 (1,521) was attributable to pension provisions. The debt/equity ratio (defined as net indebtedness divided by shareholders' equity) was 72% (92).

Investments

Gross investments in property and machinery totaled MSEK 321 (279). Gross investments in rental equipment reached MSEK 586 (739). Depreciation on these two asset groups was MSEK 248 (240) and MSEK 789 (676), respectively, while amortization of intangible assets equaled MSEK 187 (180).

Employees

At December 31, 2001, the number of employees was 25,529 (26,772). For comparable units, there were 1,627 fewer employees than at December 31, 2000.

Breakdown of share classes

Share capital equaled MSEK 1,048 (1,048) at the end of the period. Total shares were as follows.

Class of share	Shares outstanding
A shares	139,899,016
B shares	69,703,168
Total	209,602,184

Previous statement on near-term development
(Published Oct 23, 2001)

Atlas Copco is basing its near-term activities on the current demand situation, which is as follows:

Still weak in North America and relatively good in Europe, the Middle East, and Africa. In South America and Asia, the demand is now declining from recent good level.

Contingency plans to cope with a more negative scenario have been implemented or are ready to be executed.

Accounting principles
This interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, Interim reports. A number of new accounting standards were implemented in Sweden at January 1, 2001. The application of these new standards did not have any material effect on the Group's financial statements.

Compressor Technique business area

The Compressor Technique business area consists of five divisions in the following product areas: industrial compressors, portable compressors, generators, and gas and process compressors.

MSEK	Oct.–Dec. 2001	Oct.–Dec. 2000	Change %	Jan.–Dec. 2001	Jan.–Dec. 2000	Change %
Orders received	**3,908**	3,785	**+3**	16,633	15,098	+10
Revenues	**4,432**	4,107	**+8**	16,873	14,720	+15
Operating profit*	**804**	795	**+1**	3,202	2,737	+17
—as a percentage of revenues	***18.1***	*19.4*		*19.0*	*18.6*	
**Items affecting comparability*	-	*-20*		-	*-33*	
Return on capital employed (12-month values)	***69***	*62*				

- New products and after-market business mitigated a slump in demand.
- Growth in China remained robust.
- Further improvements made in return on capital employed.

The order intake grew 3%, to MSEK 3,908 (3,785), corresponding to a 4% volume decline when adjusted for positive foreign exchange translation effects equaling 7%.

Order volumes for industrial compressors, both small standard compressors and large investment-related compressors, suffered slightly in the fourth quarter from the economic slowdown in most geographic markets. Recently introduced products with strong value-added features continued to post good sales. Orders for small portable compressors declined while orders for generators increased slightly, despite weak construction activity in many markets. The after-market business kept growing during the quarter.

In the fourth quarter, sales in Europe remained at a relatively good level. Growth was reported in the Nordic region, and Germany and neighboring countries continued to report order volumes at or above the same period in the preceding year. In southern Europe, however, there was a downturn in orders during the quarter. Sales in North and South America remained below the levels of one year previous. In the United States, orders for standard compressors stabilized after a period of weakness. In Asia, China enjoyed another quarter of good growth, which compensated for weak development in other countries, particularly Japan.

Efforts to multiply and strengthen customer contacts in Asia continued. By year-end, the business area had substantially extended its sales and service network in China. At the end of the quarter, Compressor Technique acquired the Dutch company Grassair, which manufactures small and medium-sized industrial compressors. The company has annual revenues of approximately MSEK 85.

Revenues grew 8% in the quarter, to MSEK 4,432 (4,107), corresponding to flat volumes for comparable units.

Operating profit before restructuring costs decreased 1%, to MSEK 804 (815), for an operating margin of 18.1% (19.9). The reported operating profit was MSEK 804 (795). Positive effects from foreign exchange supported profit at levels comparable to the preceding year's, while adjustments in production to a lower level of order intake had a negative effect on operating margins. The return on capital employed (preceding 12 months) increased to 69% (62).

Construction and Mining Technique business area

The Construction and Mining Technique business area consists of five divisions in the following product areas: drilling rigs, rock-drilling tools, exploration equipment, construction tools, and loading equipment.

	Oct.–Dec.		Change	Jan.–Dec.		Change
MSEK	2001	2000	%	2001	2000	%
Orders received	**1,801**	1,753	**+3**	7,282	6,921	+5
Revenues	**1,831**	1,898	**-4**	7,253	7,083	+2
Operating profit	**191**	171	**+12**	736	650	+13
- as a percentage of revenues	***10.4***	*9.0*		*10.1*	*9.2*	
Return on capital employed (12-month values)	**23**	*21*				

- Order volumes declined slightly down as markets weakened.
- Revenue from use-of-products expanded, to 58% of total revenue.
- Profit margins remained high despite lower revenue.

Orders received increased 3%, to MSEK 1,801 (1,753), or a decrease in volumes of 2%. The translation effect was +3%, and the net effect of structural changes was +2%.

Investment in the mining industry stayed low throughout the quarter, particularly for exploration drilling equipment. However, production levels remained relatively good in many markets, benefiting sales of consumables, service, and spare parts. Strong growth in sales to this industry was recorded in Chile, South Africa, and Australia, while Canada and Mexico, in particular, experienced more sluggish business conditions.

Orders from the construction industry were weak. With the exception of the NEAT railroad tunnel project, in Switzerland, no major infrastructure projects were awarded in the fourth quarter. Sales of light construction equipment picked up again, reflecting some investment in fleet by rental companies.

Revenues from consumables, service, spare parts, and accessories continued to expand in most parts of the business, reaching 58% of total revenues for the quarter.

After the close of year-end accounts, the business area announced an agreement with the German company Thyssen-Krupp Technologies to acquire their hydraulic demolition tools company. The acquisition is subject to approval by regulatory authorities and is in line with the business area's strategy to expand its operations in demolition tools. The company has annual revenues of about MSEK 600.

Revenues were MSEK 1,831 (1,898), down 4% overall and down 8% by volume compared to the strong fourth quarter in 2000. The translation effect was +3%.

Operating profit for the quarter rose 12%, to MSEK 191 (171), corresponding to a margin of 10.4% (9.0). Efficiency improvements and the positive translation effect of a weak Swedish krona more than offset the negative effect of a lower volume of invoicing. The return on capital employed (preceding 12 months) was 23% (21).

Industrial Technique business area

The Industrial Technique business area consists of four divisions in the following product areas: industrial power tools, assembly systems, and professional electric tools.

	Oct.–Dec.		Change	Jan.–Dec.		Change
MSEK	2001	2000	%	2001	2000	%
Orders received	**2,997**	2,876	**+4**	12,068	11,425	+6
Revenues	**3,232**	3,161	**+2**	12,126	11,454	+6
Operating profit*	**238**	378	**-37**	1,123	1,238	-9
- as a percentage of revenues	*7.4*	*12.0*		*9.3*	*10.8*	
**Items affecting comparability*	***-100***	-		*-100*	-	
Return on capital employed (12-month values)	*13*	*16*				

- The trend in orders received stabilized.
- Profit margins were affected by a low level of invoicing.
- Relocation of manufacturing in Milwaukee.

Orders received increased 4%, to MSEK 2,997 (2,876), corresponding to a decrease in volumes of 1%. The positive translation effect was 7% while structural changes in India had a negative effect of 2% on orders received in the quarter.

Order volumes for industrial tools and assembly systems in Europe were somewhat higher than in the same quarter the preceding year, even though the pace of growth slowed near year-end. Sales to the motor vehicle industry remained healthy. In the United States, orders trended down, as both production-driven demand and new investment slowed.

During the quarter, sales of professional electric tools in North America stabilized following a period of weak development. The negative effects of inventory adjustment in distribution channels, seen in previous quarters, became less of a factor towards year-end and helped to stabilize demand. Sales in Europe fell short of sales for the same period the preceding year, but the gap was narrower than in recent quarters.

Outside Europe and North America (which account for more than 90% of sales), sales increased year-on-year.

During the quarter, the Milwaukee division in the United States announced a restructuring of selected assembly and manufacturing operations. The measures aim to shorten lead-times and to enhance competitiveness.

Revenues were up 2%, at MSEK 3,232 (3,161), equal to a drop in real volumes of 3% for comparable units.

Operating profit before restructuring costs dropped 11%, to MSEK 338 (378), primarily as a result of a lower level of invoicing. The profit margin was 10.5% (12.0). A restructuring charge of MSEK 100, mainly related to Milwaukee's relocation of U.S. manufacturing, reduced reported operating profit, to MSEK 238. Return on capital employed (preceding 12 months) was 13% (16).

Rental Service business area

Since January 1, 2001, the Rental Service business area has consisted of a single division in the equipment rental industry in North America, providing services to construction and industrial markets.

MSEK	Oct.–Dec. 2001	Oct.–Dec. 2000	Change %	Jan.–Dec. 2001	Jan.–Dec. 2000	Change %
Revenues	**3,776**	**3,849**	**-2**	15,469	13,955	+11
Operating profit*	**119**	**532**	**-78**	1,255	1,855	-32
- as a percentage of revenues	***3.2***	***13.8***		*8.1*	*13.3*	
**Items affecting comparability*	***-100***			*-160*	*-127*	
Return on capital employed (12-month values)	*4*	*6*				

- Demand continued to slide.
- Low rental revenues hit the profit margin, while cash flow remained strong.
- MSEK 100 restructuring charge for finalization of store-consolidation program.

Revenues decreased 2%, to MSEK 3,776 (3,849), corresponding to a volume decrease of 10% when adjusted for the positive translation effect of 7%. Rental revenues (70% of total revenues) dropped 15% by volume. Rental rates trended down in the quarter and were slightly lower than one year earlier. Revenues from sales of new equipment, parts, and merchandise (15% of total revenues) dropped roughly 20% year-on-year, while sales of used equipment (15% of total revenues) surged more than 40%.

In the fourth quarter, demand declined much more sharply than anticipated. The drop in rental revenues in the U.S. was amplified by the loss of revenues from stores closed for consolidation. The weaker trend was most prominent in non-residential building. Industrial rentals also reported a decline in volumes, partly owing to the postponement of large maintenance and overhaul activities. Mexico recorded lower rental revenues than one year previous, while revenues in Canada inched up.

Sales of new equipment, parts and merchandise remained substantially lower than in the same period the preceding year, primarily because of weak demand for new equipment. Management continued to adjust the rental fleet, resulting in another quarter of high revenues from used equipment sales. Capital expenditure in the quarter included fleet investment for replacements but no expansion. Total net cash flow was again very strong in the quarter.

The number of store locations at December 31 was 530 (589), 17 less than at September 30. The program of store consolidation, i.e. combining and closing stores was finalized and restructuring costs of MSEK 100 were charged in the fourth quarter.

Operating profit before restructuring costs, but including all related goodwill amortization, was MSEK 219 (532), corresponding to a margin of 5.8% (13.8). Reported operating profit was MSEK 119, including the restructuring charge of MSEK 100. The drop in the operating margin reflected considerably lower fleet utilization and increased sales of under-performing rental equipment. The return on capital employed (preceding 12 months), including goodwill on acquisitions, was 4% (6).

Stockholm, February 14, 2002

Giulio Mazzalupi
President and Chief Executive Officer

Acquisitions and divestments 2000–2001

Time	Acquisitions	Divestments	Business Area	Sales* MSEK	Number of employees*
2001 Dec. 6	Grassair		Compressor Technique	85	75
2001 Aug. 31	Christensen Products		Construction & Mining	160	7
2001 May 1	Masons		Compressor Technique	140	50
2001 Q1	Various small rental cos.		Rental Service	36	30
2000 Q4	Various small rental cos.		Rental Service	49	41
2000 Oct. 31		JKS Lamage	Construction & Mining Technique	50	35
2000 Sep. 6	Hobic Bit Industries		Construction & Mining Technique	60	85
2000 Q3	Various small rental cos.		Rental Service	115	
2000 Q2	Various small rental cos.		Rental Service	130	
2000 Apr. 24		Atlas Copco Rotoflow	Compressor Technique	300	140
2000 Q1	Various small rental cos.		Rental Service	80	

**Annual revenues and number of employees at time of acquisition/divestment.*

Internal structural changes 2001

Time	Company/ business	From Business area	To Business area	Sales* MSEK
2001 Jan. 1	Chicago Pneumatic Brand Construction Tools—India	Industrial Technique	Construction & Mining T.	175
2001 Jan. 1	Chicago Pneumatic Brand Compressors—India	Industrial Technique	Compressor Technique	90

**Annual revenues at time of transfer.*

Financial targets

The overall objective for the Atlas Copco Group is to achieve a return on capital employed that will always exceed the Group's total cost of capital. The targets for the next business cycle are:

- to have an average annual revenue growth of 8%,
- to have an average operating margin of 15%, and
- to continuously challenge the efficiency of operating capital in terms of stock, receivables, and rental fleet utilization.

Overall, achievement of these targets will ensure that shareholder value is created and continuously increased. The strategy for reaching these objectives will adhere to the Group's proven development process for all operational units, focusing on stability first, then profitability, and finally growth.

Atlas Copco Group

Income Statement

MSEK	3 months ended Mar. 31 2002	Mar. 31 2001	12 months ended Mar. 31 2002	Mar. 31 2001	Dec. 31 2001
Revenues	11,635	12,101	50,673	48,111	51,139
Operating expenses	-10,469	-10,638	-44,840	-41,584	-45,009
Operating profit	**1,166**	**1,463**	**5,833**	**6,527**	**6,130**
As a percentage of revenues	*10.0*	*12.1*	*11.5*	*13.6*	*12.0*
Financial income and expenses	-254	-414	-1,270	-1,732	-1,430
Profit after financial items	**912**	**1,049**	**4,563**	**4,795**	**4,700**
As a percentage of revenues	*7.8*	*8.7*	*9.0*	*10.0*	*9.2*
Taxes	-314	-364	-1,572	-1,740	-1,622
Minority interest	-11	-9	-13	-41	-11
Net profit	**587**	**676**	**2,978**	**3,014**	**3,067**
Earnings per share, SEK	*2.80*	*3.23*	*14.21*	*14.38*	*14.63*
Equity per share, SEK			*133*	*125*	*133*
Return on capital employed before tax, %			*12*	*14*	*13*
Return on equity after tax, %			*11*	*13*	*12*
Debt/equity ratio, %			*65*	*85*	*72*
Rate of equity, %			*44*	*40*	*43*
Number of employees at end of period			*25,543*	*26,442*	*25,529*

Balance Sheet

MSEK	Mar. 31, 2002	Mar. 31, 2001	Dec. 31, 2001
Intangible fixed assets	21,909	22,516	22,600
Rental equipment	14,770	16,044	14,935
Other fixed assets	7,461	7,601	7,887
Inventories	6,505	6,346	5,987
Receivables	11,094	11,844	11,605
Cash, bank, and short-term investments	1,486	1,319	1,343
Total assets	**63,225**	**65,670**	**64,357**
Equity	27,578	25,980	27,568
Minority interest	218	251	221
Interest-bearing liabilities and provisions	19,682	23,721	21,421
Non-interest-bearing liabilities and prov.	15,747	15,718	15,147
Total liabilities and equity	**63,225**	**65,670**	**64,357**

Changes in Shareholders' Equity

MSEK	Jan. – Mar. 2002	Jan. – Mar. 2001	Jan.–Dec. 2001
Opening balance	27,568	23,982	23,982
Dividend to shareholders	-	-	-1,100
Translation differences for the period	-577	1,322	1,619
Net profit for the period	587	676	3,067
Closing balance	27,578	25,980	27,568

Atlas Copco Group

Income Statement

MSEK	3 months ended Dec. 31 2001	Dec. 31 2000	12 months ended Dec. 31 2001	Dec. 31 2000
Revenues	13,117	12,841	51,139	46,527
Operating expenses	-11,769	-11,018	-45,009	-40,135
Operating profit	**1,348**	**1,823**	**6,130**	**6,392**
As a percentage of revenues	*10.3*	*14.2*	*12.0*	*13.7*
Financial income and expenses	-294	-452	-1,430	-1,703
Profit after financial items	**1,054**	**1,371**	**4,700**	**4,689**
As a percentage of revenues	*8.0*	*10.7*	*9.2*	*10.1*
Taxes	-345	-499	-1,622	-1,723
Minority interest	-5	-8	-11	-42
Net profit	**704**	**864**	**3,067**	**2,924**
Earnings per share, SEK	*3.36*	*4.12*	*14.63*	*13.95*
Equity per share, SEK			*133*	*115*
Return on capital employed before tax, %			*13*	*15*
Return on equity after tax, %			*12*	*13*
Debt/equity ratio, %			*72*	*92*
Rate of equity, %			*43*	*39*
Number of employees at end of period			*25,529*	*26,772*

Balance Sheet

MSEK	Dec. 31, 2001	Dec. 31, 2000
Intangible fixed assets	22,600	20,792
Rental equipment	14,935	15,225
Other fixed assets	7,887	7,032
Inventories	5,987	5,881
Receivables	11,605	11,521
Cash, bank, and short-term investments	1,343	1,237
Total assets	**64,357**	**61,688**
Equity	27,568	23,982
Minority interest	221	219
Interest-bearing liabilities and provisions	21,421	23,507
Non-interest-bearing liabilities and prov.	15,147	13,980
Total liabilities and equity	**64,357**	**61,688**

Changes in Shareholders' Equity

MSEK	Jan.–Dec. 2001	Jan.–Dec. 2000
Opening balance	23,982	20,885
Dividend to shareholders	-1,100	-996
Translation differences for the period	1,619	1,169
Net profit for the period	3,067	2,924
Closing balance	27,568	23,982

Revenues by business area

MSEK		October–December			January–December	
	1999	2000	2001	1999	2000	2001
Compressor Technique	3,521	4,107	4,432	13,202	14,720	16,873
Construction and Mining Technique	1,572	1,898	1,831	5,725	7,083	7,253
Industrial Technique	2,730	3,161	3,232	10,345	11,454	12,126
Rental Service	2,815	3,849	3,776	7,434	13,955	15,469
Eliminations	-131	-174	-154	-472	-685	-582
Atlas Copco Group	10,507	12,841	13,117	36,234	46,527	51,139

MSEK (by quarter)				2000				2001
	1	2	3	4	1	2	3	4
Compressor Technique	3,345	3,625	3,643	4,107	3,928	4,189	4,324	4,432
Construction and Mining Technique	1,650	1,809	1,726	1,898	1,828	1,828	1,766	1,831
Industrial Technique	2,619	2,805	2,869	3,161	2,838	3,054	3,002	3,232
Rental Service	3,023	3,332	3,751	3,849	3,659	3,940	4,094	3,776
Eliminations	-120	-197	-194	-174	-152	-131	-145	-154
Atlas Copco Group	10,517	11,374	11,795	12,841	12,101	12,880	13,041	13,117

Reported profit by business area

MSEK		October–December			January–December	
	1999	2000	2001	1999	2000	2001
Compressor Technique	612	795	804	2,153	2,737	3,202
— as a percentage of revenues	*17.4*	*19.4*	*18.1*	*16.3*	*18.6*	*19.0*
Construction and Mining Technique	121	171	191	397	650	736
— as a percentage of revenues	*7.7*	*9.0*	*10.4*	*6.9*	*9.2*	*10.1*
Industrial Technique	271	378	238	1,032	1,238	1,123
— as a percentage of revenues	*9.9*	*12.0*	*7.4*	*10.0*	*10.8*	*9.3*
Rental Service	422	532	119	1,010	1,855	1,255
— as a percentage of revenues	*15.0*	*13.8*	*3.2*	*13.6*	*13.3*	*8.1*
Corporate items	-26	-53	-4	-122	-88	-186
Operating profit	1,400	1,823	1,348	4,470	6,392	6,130
— as a percentage of revenues	*13.3*	*14.2*	*10.3*	*12.3*	*13.7*	*12.0*
Financial income and expenses	-378	-452	-294	-1,058	-1,703	-1,430
Profit after financial items	1,022	1,371	1,054	3,412	4,689	4,700
— as a percentage of revenues	*9.7*	*10.7*	*8.0*	*9.4*	*10.1*	*9.2*

MSEK (by quarter)				2000				2001
	1	2	3	4	1	2	3	4
Compressor Technique	580	664	698	795	738	831	829	804
— as a percentage of revenues	*17.3*	*18.3*	*19.2*	*19.4*	*18.8*	*19.8*	*19.2*	*18.1*
Construction and Mining T.	142	173	164	171	185	182	178	191
— as a percentage of revenues	*8.6*	*9.6*	*9.5*	*9.0*	*10.1*	*10.0*	*10.1*	*10.4*
Industrial Technique	263	299	298	378	277	303	305	238
— as a percentage of revenues	*10.0*	*10.7*	*10.4*	*12.0*	*9.8*	*9.9*	*10.2*	*7.4*
Rental Service	390	464	469	532	328	430	378	119
— as a percentage of revenues	*12.9*	*13.9*	*12.5*	*13.8*	*9.0*	*10.9*	*9.2*	*3.2*
Corporate items	-47	-59	71	-53	-65	-54	-63	-4
Operating profit	1,328	1,541	1,700	1,823	1,463	1,692	1,627	1,348
— as a percentage of revenues	*12.6*	*13.5*	*14.4*	*14.2*	*12.1*	*13.1*	*12.5*	*10.3*
Financial income and expenses	-385	-411	-455	-452	-414	-382	-340	-294
Profit after financial items	943	1,130	1,245	1,371	1,049	1,310	1,287	1,054
— as a percentage of revenues	*9.0*	*9.9*	*10.6*	*10.7*	*8.7*	*10.2*	*9.9*	*8.0*

Forward-looking statements

Some statements in this report are forward-looking, and the actual outcomes could be materially different. In addition to the factors explicitly discussed, other factors could have a material effect on the actual outcomes. Such factors include but are not limited to general business conditions, fluctuations in exchange rates and interest rates, political developments, the impact of competing products and their pricing, product development, commercialization and technological difficulties, interruptions in supply, and major customer credit losses.

For further information:

Media
Annika Berglund
Senior Vice President Group Communications
Phone: +46 8 743 8070
Mobile: +46 70 322 8070
annika.berglund@atlascopco.com

Analysts
Mattias Olsson
Investor Relations Manager
Phone: +46 8 743 8291
Mobile: +46 70 518 8291
mattias.olsson@atlascopco.com

Overhead presentations from Atlas Copco

For your convenience, a PowerPoint presentation of Atlas Copco's fourth-quarter results will be published on Atlas Copco's Internet site.
Please go to www.atlascopco-group.com > Investor Relations > Presentations

Internet site for the Atlas Copco Group

More information is available at www.atlascopco-group.com.

Interim report at March 31, 2002

The first quarter report will be published on April 29, 2002.

Atlas Copco **press information**

Group Communications

CONTACT: Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46-8-743 8074, +46-70-349 8074,
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco wins prestigious brand award

Stockholm, Sweden, January 24, 2002—Atlas Copco has been recognized with the prestigious Nordic Signum® brand award for having the strongest brand in the region. The award is given yearly to a company for excellency in long-term protection and value creation of its brands.

The Signum® brand award was established in 1995 to reward the Nordic company that best ensures long-term protection of its brand. The independent jury—composed of both legal and communications experts— judged the nominated companies' brand strategy, quality of their brand manual, consistency and uniformity of visual identity, to what extent the company has registered its trademarks, as well as the strategy for trademark protection and infringement.

"The Group is both decentralized and geographically widespread, therefore a user-friendly and thorough brand identity manual is one of the main reasons for our success," says Annika Berglund, senior vice president of Group Communications, Atlas Copco. *"Another is our worldwide network of people who guide, support and follow-up that our brands are treated in the right way."*

Atlas Copco has a multi-brand strategy and hosts a number of different brands. Each brand plays a defined role. Products are differentiated and are marketed via various brands through different distribution channels to better satisfy customer needs. The Group has a family branding structure which means that each of these brands signals membership with the Atlas Copco Group, something that also guarantees a solid communication link to its core values: interaction, commitment and innovation.

Commenting on the Signum® Award, Berglund adds, *"There are many Atlas Copco employees who should take pride upon receiving this prestigious award. We have a number of areas to further improve, but this is a good reason for all of us to continue strengthening our identity."* Atlas Copco now plans to introduce formal brand audits in all Group companies on a regular basis, the next step in protecting the brand values.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as RSC, Milwaukee Electric Tool, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Claes Ahrengart, President, Atlas Copco Construction Tools Division
+46-8-743 9615, e-mail: claes.ahrengart@atlascopco.com

Freek Nijdam, Senior Executive Vice President, Atlas Copco AB
+46-8-743 8314, e-mail: freek.nijdam@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46-8-743 8074, +46-70-349 8074
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco to acquire Krupp Berco Bautechnik GmbH

Stockholm, Sweden, January 30, 2002—Atlas Copco Berema AB and Atlas Copco Holding GmbH have signed an agreement to acquire Krupp Berco Bautechnik GmbH, Essen, Germany, a manufacturer of hydraulic demolition tools, part of ThyssenKruppTechnologies AG. The purchase price was not disclosed. The acquisition is subject to approval by regulatory authorities.

Krupp Berco Bautechnik is one of the world's leading manufacturers of hydraulic demolition equipment for the mining and construction market. The company has annual revenues of approximately MSEK 600 (M€65) and 420 employees.

Krupp Berco Bautechnik will become part of Atlas Copco Construction Tools, a division within the Construction and Mining (CMT) business area. The acquisition is in line with the division's strategy to expand the business in the demolition tools field. *"Through this acquisition we will increase our market presence, widen our product range, and improve our "use of products" offering, thus improving our customer support and services,"* says Claes Ahrengart, President of the Construction Tools Division.

"This acquisition is a very important step for CMT, and in particular for the Construction Tools division, which now will have a complete product line of carrier mounted demolition tools," says Freek Nijdam, CMT Business Area Executive.

Atlas Copco Construction Tools is a division within the Construction and Mining Technique business area. The company develops, produces and markets pneumatic, gasoline-powered and hydraulic breakers under three different brands; Atlas Copco, Chicago Pneumatic and Kango.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco

press information

Group Communications

CONTACT: Björn Rosengren, President , Atlas Copco Rock Drilling Equipment
phone: +46 19 670 7000, e-mail: bjorn.rosengren@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
phone: +46-8-743 8074, +46-70-349 8074,
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco acquires Ankertechnik GmbH

Stockholm, Sweden, February 6, 2002—Atlas Copco AB has signed an agreement to acquire Ankertechnik GmbH, Feistritz an der Drau, Austria, the rock reinforcement division of MAI International GmbH, Austria, with annual sales of about MSEK 70 (M€ 7.6) and 15 employees. The purchase price was not disclosed. The acquisition is subject to approval from regulatory authorities.

Ankertechnik GmbH (Ankertechnik) is a leading producer of self-drilling hollow core anchor systems used to stabilize weak rock and soil in tunneling, mining and other ground engineering applications. The acquisition is in line with the Group's strategy to expand in the rock reinforcement area.

Ankertechnik will join the Atlas Copco Rock Drilling Equipment Division (RDE), which is present in the rock reinforcement market with its unique Swellex® rock reinforcement bolts and Boltec®, its fully automatic bolting units. *"By consolidating complementary rock bolting technologies and focusing on innovative installation systems, we can offer even more effective solutions to our customers,"* says Björn Rosengren, President of Atlas Copco RDE. *"The acquisition will provide important synergies and new opportunities within our global sales organization."*

The company will be renamed Atlas Copco MAI, once the acquisition is completed, and will continue its worldwide sales of MAI self-drilling rock bolts and MAI grout injection pumps.

Atlas Copco Rock Drilling Equipment is a division within the business area Construction and Mining Technique of the Atlas Copco Group. The division develops, manufactures and markets rock drills, drill rigs, and equipment for rock reinforcement, and has established a worlwide leading position. The products are used for rock excavation within the mining and construction business for both surface and underground applications. The division's headquarters and main production plants are located in Örebro, Sweden. The division employs approximately 1,700 people worldwide. More information is available on www.atlascopco.com/rde

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

press information

Group Communications

CONTACT: Ronnie Leten, President, Industrial Air, Compressor Technique
Phone +32 3 870 29 38, + 32 477 222685
e-mail: ronnie.leten@atlascopco.com

Leif Boll, General Manager, Atlas Copco Shanghai Trading Co., Ltd.
Phone: +86 21 62 55 13 31
e-mail: leif.boll@atlascopco.com

Cathrine Gustafsdahl, Communications Manager, Atlas Copco AB
+46-8-743 8074, +46-70-349 8074
e-mail: cathrine.gustafsdahl@atlascopco.com

Atlas Copco to acquire Chinese compressor company

Stockholm, Sweden, February 7, 2002—Atlas Copco (China) Investment Company Ltd. has signed a letter of intent to acquire the Chinese compressor manufacturer Liuzhou Tech Machinery Co. Ltd. with annual revenues of about MSEK 100 (M€ 11) and 180 employees.

Liuzhou Tech Machinery Co. Ltd (Liutech) is located in Liuzhou, Guangxi province, in southern China. The company assembles oil-injected screw compressors and refrigerant airdryers and manufactures screw elements. Liutech has an established sales and service organization. The acquisition is in line with Atlas Copco's strategy to increase its production, sales and service presence in Asia.

Liutech, which will become part of the Industrial Air Division within the Compressor Technique business area, will continue to operate under its established brand. *"We want to increase our presence in China and Liutech has a clear profile and a good brand reputation with its customer base,"* says Ronnie Leten, President of the Industrial Air Division. *"Liutech recognized the need for a strong partner who can contribute technological development in products and processes, and that's where we came in."*

Atlas Copco has owned a compressor assembly plant in Wuxi, China, since 1994. That production unit has been expanded two times since it was established. Today it has ISO 14001 certification (environmental management system).

Industrial Air Division, part of the Compressor Technique business area, is a leading manufacturer of air compressors and dryers and filters. The division has its main customer base in the manufacturing industries. Find more information on the website: www.atlascopco.com.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC, Milwaukee Electric Tool, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco **press information**

Group Communications

CONTACT: Annika Berglund, Senior Vice President, Group Communications,
Atlas Copco AB, + 46 8 743 8070, mobile +46 70 322 8070
e-mail: annika.berglund@atlascopco.com

Gunnar Brock to succeed Giulio Mazzalupi as President and CEO for Atlas Copco

Stockholm, Sweden, January 11, 2002—Gunnar Brock will be appointed new President and Chief Executive Officer of the Atlas Copco Group. The appointment will take effect July 1, 2002, but Brock will join the Group on May 1. Brock succeeds Giulio Mazzalupi, who will retire after 31 years in the Group, the last five as its President and CEO.

"We are very pleased that Gunnar Brock has accepted the position as President and CEO for the Atlas Copco Group," says Anders Scharp, Chairman of Atlas Copco's Board of Directors. *"With his extensive international profile, including thorough experience in Asia, and his proven capability to lead large industrial corporations, Gunnar Brock is the right person to head Atlas Copco. I am convinced that he will further develop the company, enhancing product development, market expansion and the "use-of-products" strategy, with rental being an important part."*

Between 1974 and 1992, Gunnar Brock worked in various positions within Tetra Pak, manufacturer of systems for processing, packaging and distribution of liquid food. He held a number of different international positions as its General Manager in Asia, Europe and Africa. From 1992 to 1994 he was President and CEO of the Alfa Laval Group, which produces separation, heat transfer and fluid handling equipment. Alfa Laval and Tetra Pak at the time had the same owners. Brock was then promoted President and CEO of the Tetra Pak Group between 1994-2000. He currently is CEO of Thule, a manufacturer of load carrier systems for cars.

Gunnar Brock was born in Skövde, Sweden in 1950. He is a graduate from the Stockholm School of Economics, Sweden.

Anders Scharp says, *"Since Giulio Mazzalupi took over as President and CEO in the spring of 1997, Atlas Copco has almost doubled in size. Even if it is a little early, I would like to take the opportunity to thank him for his accomplishments. He has strengthened the Group's position through successful product innovations and through improving service to customers when the products are in use."*

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2000, the Group had revenues of SEK 46 billion, with 98 percent of revenues outside Sweden, and more than 26.000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, electric and pneumatic tools, assembly systems, and offers related service and equipment rental. The Atlas Copco Group includes famous appliance

brands such as RSC, Milwaukee Electric Tool, Chicago Pneumatic and AEG Power Tools. More information can be found on the web site: www.atlascopco-group.com.

Atlas Copco Press Information - 2002

(Interim reports in bold)

January

11	Gunnar Brock to succeed Giulio Mazzalupi as President and CEO for Atlas Copco
24	Atlas Copco wins prestigious brand award
30	Atlas Copco to acquire Krupp Berco Bautechnik GmbH

February

6	Atlas Copco acquires Ankertechnik GmbH
7	Atlas Copco to acquire Chinese compressor company
14	**Fourth quarter report at December 31, 2001 – Q4: Strong cash flow, weaker demand**
	Mazzalupi comments on Atlas Copco's Q4 2001 results
	Atlas Copco Appoints CMT Executive

March

4	Atlas Copco launches Milwaukee electric tools in Europe
13	Atlas Copco-ownde Desoutter Limited ISO 14001 certified
27	Proposed changes in Atlas Copco's Board of Directors
	Notice of Annual General Meeting

April

10	Atlas Copco Ranked Top in INSEAD Survey of Global Companies
11	Atlas Copco's John Munck Award to Carl Carlin
	"Daily Direct Deliveries" innovators receive Atlas Copco's Peter Wallenberg Award
17	Atlas Copco finalizes the acquisition of Ankertechnik GmbH
18	Atlas Copco acquires the Chinese compressor company Liutech
22	Atlas Copco to sell controlling stake in Revathi Equipment
29	**Interim report at March 31, 2002 – Weaker demand – in line with expectations**
	Mazzalupi comments on Atlas Copco's Q1 results
	Brock appointed Atlas Copco's new President and CEO

29	Atlas Copco's Annual General Meeting
May	
6	Milwaukee honored with the American Eagle Award
13	Atlas Copco appoints President for the Atlas Copco Rock Drilling Equipment Division
14	Atlas Copco's Power Tools Distribution center in Belgium extended
15	Atlas Copco enters into global business agreement with SAP
June	
3	Atlas Copco finalizes acquisition of Krupp Berco Bautechnik GmbH
24	Atlas Copco Tools receives environmental certification
25	Atlas Copco engineer awarded the Ljungström Prize for developing turbine-driven grinding tools
July	
1	Gunnar Brock begins position as new President and CEO for Atlas Copco
18	**Interim report at June 30, 2002 – Order volumes stabilized**
	Brock comments on Atlas Copco's Q2 2002 results
August	
22	Atlas Copco has sold its controlling stake in Revathi Equipment
26	Atlas Copco has sold its controlling stake in Revathi Equipment (correction)
September	
11	Atlas Copco's Chicago Pneumatic division to consolidate its industrial production and focus on two areas of competence
20	CEO Gunnar Brock comments at Atlas Copco's Capital Markets Days
24	Atlas Copco Electric Tools to strengthen its competitiveness
October	
8	Atlas Copco included in the Dow Jones Sustainability Indexes
10	Atlas Copco to strengthen its mining rock excavation business
24	**Interim report at September 30, 2002 – Stable cash flow at high level**
	Brock comments on Atlas Copco's Q3, 2002, results
25	Atlas Copco Craelius receives environmental certification
December	

6 Atlas Copco to buy outstanding 49% in Atlas Copco (India) Ltd.

18 Financial information from Atlas Copco during 2003